                                                                  EXHIBIT 10.35

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                              INVESTMENT AGREEMENT

                                  BY AND AMONG

                     PLATINUM UNDERWRITERS HOLDINGS, LTD.,

                         THE ST. PAUL COMPANIES, INC.,

                                      AND

                          RENAISSANCERE HOLDINGS, LTD.

                         DATED AS OF SEPTEMBER 20, 2002

================================================================================

                                TABLE OF CONTENTS

 1. Purchase and Sale of Shares ................................................             2
          1.1     Sale and Issuance of Shares ..................................             2
          1.2     Purchase Price ...............................................             2
          1.3     The Closing ..................................................             3
          1.4     Subsequent Exercise of Over-Allotment Option in the IPO ......             3
 2. Representations and Warranties of the Company ..............................             3
 3. Representations and Warranties of St. Paul .................................             7
 4. Representations and Warranties of the Purchaser ............................             8
 5. Conditions to the Purchaser's Obligation at Closing ........................            10
          5.1     Representations and Warranties ...............................            10
          5.2     RenRe Agreements .............................................            11
          5.3     Opinions .....................................................            11
          5.4     Initial Public Offering of Common Shares and Units ...........            11
          5.5     Formation Agreement ..........................................            11
          5.6     Prospectus ...................................................            11
          5.7     Amendments to Quota Share Agreements .........................            11
 6. Conditions to the Company's Obligations at Closing .........................            11
          6.1     Representations and Warranties ...............................            11
          6.2     RenRe Agreements .............................................            12
          6.3     Initial Public Offering of Common Shares and Units ...........            12
 7. Board of Directors .........................................................            12
          7.1     Nomination of Directors ......................................            12
          7.2     Resignations .................................................            13
          7.3     Board ........................................................            14
          7.4     Non Assignability ............................................            14
          7.5     Purchaser Confidentiality ....................................            14
          7.6     Company Confidentiality ......................................            16
          7.7     Specific Performance .........................................            16
 8. Legend .....................................................................            17
 9. Termination ................................................................            17
          9.1     Grounds for Termination ......................................            17
          9.2     Effect of Termination ........................................            18
10. Miscellaneous ..............................................................            18
         10.1     Survival .....................................................            18
         10.2     Mutual Covenants .............................................            18
         10.3     Expenses .....................................................            18
         10.4     Entire Agreement .............................................            19
         10.5     Severability .................................................            19
         10.6     Liability ....................................................            19
         10.7     Notices ......................................................            20
         10.8     Governing Law, etc ...........................................            21
         10.9     Jurisdiction .................................................            21
         10.10    Waiver of Jury Trial .........................................            21


                                      (i)

         10.11   Captions ......................................................            21
         10.12   Public Announcements ..........................................            22
         10.13   Indemnity .....................................................            22
         10.14   Recovery from Company Directors and Officers ..................            23
         10.15   No Limited on Rights of Parties to Compete ....................            23

Exhibit A Transfer Restrictions, Registration Rights and Standstill Agreement ..         E-A-1
Exhibit B Option Agreement .....................................................         E-B-1
Exhibit C Services and Capacity Reservation Agreement ..........................         E-C-1
Exhibit D Draft of Amendment No. 6 to Registration Statement ...................         E-D-1
Exhibit E Formation Agreement Amendment ........................................         E-E-1
Exhibit F Quota Share Agreement Amendments .....................................         E-F-1
Schedule 2.7   Platinum Governmental Consents
Schedule 2.12  Intercompany Agreements
Schedule 3.3   St. Paul Governmental Consents
Schedule 4.4   RenRe Governmental Consents
Schedule 9.1   Termination


                                      (ii)

                              INVESTMENT AGREEMENT

      THIS INVESTMENT AGREEMENT (this "Agreement") is made as of the 20th day of September, 2002, by and among Platinum Underwriters Holdings, Ltd., a Bermuda company (the "Company"), The St. Paul Companies, Inc., a Minnesota corporation ("St. Paul") and RenaissanceRe Holdings, Ltd., a Bermuda company (the "Purchaser").

      WHEREAS, the Company plans to conduct an initial public offering (the "IPO") of its common shares, par value $0.01 per share (the "Common Shares"), and a concurrent initial public offering of its equity security units (the "ESUs"), each unit initially consisting of a contract to purchase Common Shares from the Company on a date to be specified in 2005 and a 1/40 or 2.5% ownership interest in a senior note of Platinum Underwriters Finance, Inc., an indirect subsidiary of the Company, due on a date to be specified in 2007, in connection with the Formation and Separation Agreement, to be entered into prior to the date of completion of the IPO, between the Company and St. Paul (the "Formation Agreement"); capitalized terms used but not defined herein have the meanings ascribed thereto in the Formation Agreement;

      WHEREAS, the Company wishes (i) to sell to the Purchaser, and the Purchaser wishes to purchase from the Company, the number of Common Shares set forth in this Agreement at the time of delivery of the Firm Public Offering Shares, (ii) to sell to the Purchaser the number of Optional RenRe Shares (as defined herein) as the Purchaser may specify pursuant to this Agreement at the time of delivery (if any) of the Optional Public Offering Shares and (iii) to grant to the Purchaser an option to purchase up to an additional 2,500,000 Common Shares (the "RenRe Option") pursuant to an option agreement in the form attached hereto as Exhibit B (the "RenRe Option Agreement");

      WHEREAS, the Company and the Purchaser wish to enter into a business relationship and to document the terms thereof;

      WHEREAS, in connection with the sale of Common Shares and of the RenRe Option to the Purchaser hereunder, the Company has prepared a private placement offering memorandum dated the date hereof (as amended or supplemented prior to the closing of the purchase of the Common Shares and the RenRe Option, the "Offering Memorandum") including a description of the Common Shares and the RenRe Option, and a description of the Company; and

      WHEREAS, the Company, St. Paul and the Purchaser have agreed that this Agreement, together with the Transfer Restrictions, Registration Rights and Standstill Agreement relating to the Shares attached as Exhibit A (the "Standstill Agreement"), the RenRe Option Agreement attached as Exhibit B, the Services and Capacity Reservation Agreement (the "Services Agreement") attached as Exhibit C (the Standstill Agreement, the RenRe Option Agreement and the Services Agreement, collectively, the "RenRe Agreements"), the other exhibits and schedules hereto and the Confidentiality Agreement (as defined herein), shall constitute the entire understanding and agreement among the Company, St. Paul and the Purchaser with regard to the subject matter hereof;

NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:

      1. Purchase and Sale of Shares.

            1.1 Sale and Issuance of Shares.

                  (a) Subject to the terms and conditions of this Agreement, the Company agrees to sell to the Purchaser, and the Purchaser agrees to purchase from the Company, in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the "Act"), at the time of the delivery of the Firm Public Offering Shares (as defined in the Formation Agreement), (i) 3,960,000 Common Shares (the "Firm RenRe Shares"), which Common Shares shall equal 9.9% of the sum of the outstanding Firm Public Offering Shares, Firm St. Paul Shares and Firm RenRe Shares, and (ii) and the RenRe Option;

                  (b) in the event of any exercise of the Over-Allotment Option by the underwriters in the underwriters' discretion in whole or in part, subject to the terms and conditions of this Agreement, the Company agrees to sell to the Purchaser, in a transaction exempt from the registration requirements of the Act, at the time of delivery of the Optional Public Offering Shares, an additional number of Common Shares (the "Optional RenRe Shares", and together with the Firm RenRe Shares, the "Shares") to be determined in the Purchaser's discretion and notice thereof to be provided to the Company by the Purchaser at a reasonable time prior to the closing of the sale of the Optional Public Offering Shares, but not to exceed the lesser of (i) the number of Common Shares required for the Purchaser to retain a 9.9% ownership interest in the Company, and (ii) 594,000 Common Shares (which is the maximum number of additional Common Shares that may be necessary for Purchaser to retain its 9.9% ownership of the sum of the outstanding Firm Public Offering Shares, Optional Public Offering Shares, Firm St. Paul Shares, Optional St. Paul Shares, Firm RenRe Shares and Optional RenRe Shares).

                  (c) The parties hereto shall conduct the IPO, the ESU Offering, the St. Paul Investment and the sale of the Common Shares hereunder in accordance with the terms (including amounts invested, price per share, percentage ownership, and valuations) set forth in the schedule transmitted electronically by the Chief Financial Officer of the Purchaser to representatives of St. Paul and the Company at approximately 3:00 p.m. on September 18, 2002 (which schedule sets forth a minimum and maximum price per share and other financial terms based upon the price per share), with such changes thereto as the parties shall otherwise agree.

      1.2 Purchase Price.

                  (a) The aggregate purchase price for the Firm RenRe Shares and the RenRe Option shall be equal to the product of (i) the "Initial Public Offering Price" less the "Underwriting Discount" for one Common Share specified on the front cover page of the final prospectus with respect to the IPO of the Common Shares multiplied by (ii) the number of Firm RenRe Shares being sold to the Purchaser.

                  (b) The aggregate purchase price for the Optional RenRe Shares shall be equal to the product of (i) the "Initial Public Offering Price" less the "Underwriting Discount" for one Common Share specified on the front cover page of the final prospectus with respect to the IPO of the Common Shares (such per share price to be equal to the Firm Per Share RenRe Price) multiplied by (ii) the number of Optional RenRe Shares being sold to the Purchaser.

            1.3 The Closing. The closing (the "Closing") of the purchase and sale of the Firm RenRe Shares (and if the Over-Allotment Option is exercised prior to the Closing, the Optional RenRe Shares) shall be held at the offices of Sullivan & Cromwell, 125 Broad Street, New York, New York 10004, simultaneously with the initial closing of the IPO. At the Closing, the Company will deliver certificates for the Shares registered in the name of the Purchaser (or such Person or Persons as the Purchaser shall designate by written notice at least five days prior to the Closing, provided that any such Person is a foreign corporation within the meaning of Section 7701(a)(3) and (5) of the Code (a "Foreign Corporation") substantially all of the capital stock of which is directly or indirectly owned by the Purchaser, is a Qualified Institutional Buyer (as such term is defined in Rule 144A under the Act) and enters into a Standstill Agreement in the form of Exhibit A) against payment of the purchase price therefor by wire transfer in immediately available funds to an account or accounts outside the United States of America specified by the Company.

            1.4 Subsequent Exercise of Over-Allotment Option in the IPO. (a) if the underwriters in the IPO exercise their Over-Allotment Option at any time after the closing date of the IPO, a second closing will be held at the offices of Sullivan & Cromwell, 125 Broad Street, New York, New York, simultaneously with the second closing of the IPO (the "Second Closing").

                  (b) At the Second Closing, the Company will deliver certificates for the Optional RenRe Shares registered in the name of the Purchaser (or such Person or Persons as the Purchaser shall designate by written notice at least five days prior to the Second Closing, provided that any such Person is a Foreign Corporation substantially all of the capital stock of which is directly or indirectly owned by the Purchaser, is a Qualified Institutional Buyer (as such term is defined in Rule 144A under the Act) and enters into a Standstill Agreement in the form of Exhibit A) against payment of the purchase price therefor by wire transfer in immediately available funds to an account or accounts specified by the Company outside the United States of America.

      2. Representations and Warranties of the Company. The Company hereby represents and warrants to the Purchaser that:

            2.1 The Offering Memorandum, as of the date hereof did not contain, and as of the Closing and the Second Closing (if any) will not contain, an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

            2.2 The Company has been duly organized and is validly existing as a company in good standing under the laws of Bermuda, with corporate power and authority to own its properties and conduct its business as described in the Offering Memorandum, and has been duly qualified as a foreign company for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, or is subject to no material liability or disability by reason of the failure to be so qualified in any such jurisdiction; each subsidiary of the Company has been duly organized and is validly existing as a corporation or a company in good standing under the laws of its jurisdiction of organization, with corporate power and authority to own its properties and conduct its business as described in the Offering Memorandum, and has been duly qualified as a foreign corporation or company for the transaction of business and is in good standing under the laws of each jurisdiction in which it owns or leases properties or conducts any business, or will own or lease property or conduct business at the Closing, so as to require such qualification, or is subject to no material liability or disability by reason of the failure to be so qualified in any such jurisdiction;

            2.3 The Company is duly authorized to execute, deliver and perform this Agreement and the RenRe Agreements; this Agreement has been duly authorized, executed and delivered by the Company and each of the RenRe Agreements has been duly authorized by the Company and, assuming that the parties to this Agreement and the RenRe Agreements other than the Company have the power and authority to enter into and perform such agreements and that such agreements have been duly authorized, executed and delivered by such parties and are valid, legal and binding agreements of such parties, enforceable against such parties in accordance with their terms, this Agreement is, and the RenRe Agreements, when executed and delivered will be, valid and binding agreements of the Company, enforceable against the Company in accordance with its or their terms except that (i) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium, or other laws now or hereafter in effect affecting creditors' rights generally, (ii) the enforceability thereof is subject to the general principles of equity (whether such enforceability is considered in a proceeding in equity or at law) and (iii) no representation or warranty is made with respect to the enforceability of indemnification and contribution provisions relating to violations under the Act contained in the Standstill Agreement;

            2.4 The Company has an authorized capitalization as set forth in the Offering Memorandum, and all of the issued shares of capital stock of the Company have been duly authorized and validly issued, are fully paid and non-assessable and conform in all material respects to the description of the capital stock contained in the Offering Memorandum; all of the issued shares of capital stock of each subsidiary of the Company have been duly authorized and validly issued, are fully paid and non-assessable and will be owned directly or indirectly by the Company at the Closing, free and clear of all liens, encumbrances, equities or claims; except as described in the RenRe Option Agreement and in the Offering Memorandum under the captions "Certain Relationships and Related Transactions--Formation and Separation Agreement--Pre-Emptive Rights", "Certain Relationships and Related Transactions--Option Agreement" and "Description of the Equity Security Units", the holders of outstanding shares of capital stock of the Company are not entitled to pre-emptive or other rights to acquire the Shares; there are no outstanding securities convertible into or exchangeable for, or warrants, rights or options to purchase from the Company, or obligations of the Company to issue, Common Shares or any other class of capital stock of the Company (except as set forth in the Offering Memorandum under the captions "Management", "St. Paul Investment and Principal Shareholders", "Certain Relationships and Related Transactions--Option Agreement", "Description of the Equity Security Units" and "Underwriting"); there are no restrictions on subsequent transfers of the Shares under the laws of Bermuda or the United States (other than, pursuant to the securities laws of the United States, by affiliates of the Company and other than as described in the Offering Memorandum under the caption "Description of Our Common Shares"); and no party has the right to require the Company to register securities except as disclosed in the Offering Memorandum;

            2.5 All of (i) the Shares to be issued and sold by the Company to the Purchaser hereunder, (ii) the Common Shares issuable upon exercise of the RenRe Option, (iii) the Common Shares to be issued and sold by the Company in the IPO (the "IPO Shares") and (iv) the St. Paul Shares have been duly authorized and, when issued and delivered against payment therefor as provided herein and therein, will be validly issued and fully paid and non-assessable and will conform in all material respects to the description of the Common Shares contained in the Offering Memorandum;

            2.6 The issue and sale of the IPO Shares, the ESUs, the RenRe Option and the St. Paul Shares by the Company, the issuance of the Common Shares of the Company upon exercise of the RenRe Option, and the compliance by the Company with all of the provisions of this Agreement and the RenRe Agreements will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or give rise to a right of termination under (i) the memorandum of association or bye-laws or other organizational document of the Company or any of its subsidiaries, (ii) any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the properties or assets of the Company or any of its subsidiaries is subject, or (iii) any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its subsidiaries or any of their properties, except, in the case of clause (ii) or (iii), as would not, individually or in the aggregate, have a material adverse effect on the consolidated financial position, shareholders' equity or results of operations of the Company and its subsidiaries (taken as a whole) following the Closing, or affect the due authorization and valid issuance of the IPO Shares, the Shares, the ESUs, the RenRe Option or the St. Paul Investment Shares;

            2.7 Neither the Company nor any of its subsidiaries is in violation of its memorandum of association or bye-laws or other organizational documents or in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound; and, except as set forth on Schedule 2.7, no consents, approvals, authorizations, orders, registrations or qualifications of or with any court or governmental agency or body having jurisdiction over the Company is required for the execution, delivery or performance by the Company of this Agreement or the RenRe Agreements;

            2.8 No stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Purchaser to Bermuda or any political subdivision or taxing authority thereof or therein in connection with the sale and delivery by the Company of the Shares or the RenRe Option to or for the account of the Purchaser; and no registration, documentary, recording, transfer or other similar tax, fee or charge by any Bermuda government authority is payable in connection with the execution, delivery, filing, registration or performance of this Agreement;

            2.9 Assuming the accuracy of the representations and warranties set forth in Sections 4.5 through 4.9, the offer, sale and issuance of the Shares and the RenRe Option to be issued in conformity with the terms of this Agreement and the issuance of the Common Shares to be issued upon exercise of the RenRe Option constitute transactions exempt from the registration requirements of Section 5 of the Act and in compliance with all applicable securities laws of the United States and each of the states whose laws govern the issuance of any Shares or the RenRe Option;

            2.10 The sale of the Shares, the RenRe Option and any Common Shares issuable upon exercise of the RenRe Option will not be registered under any U.S. federal or state securities law, and the Shares and the RenRe Option will be offered and sold in reliance upon the exemptions from registration provided by the no-action letters regarding Black Box Incorporated (publicly available June 26, 1990) and Squadron, Ellenoff, Plesent & Lehrer (publicly available February 28, 1992) (the "Black Box No-Action Relief"), and applicable exemptions under state securities laws. In this connection, the Company represents that it is familiar with the Black Box No-Action Relief;

            2.11 Assuming the Purchaser has the requisite power and authority to be the lawful owner of the Shares, upon issuance and delivery to the Purchaser or its designee at the Closing or the Second Closing of certificates representing the Firm RenRe Shares and the Optional RenRe Shares, as applicable, good and marketable title to such Shares will pass to the Purchaser or its designee free and clear of any liens or encumbrances;

            2. 12 The Company has made available to the Purchaser or its representatives copies of the current drafts as set forth on Schedule 2.12 of each agreement between the Company and St. Paul or any of their respective affiliates contemplated by the Formation Agreement, and each agreement executed by such parties will not contain any material changes from the draft agreement previously made available to the Purchaser or its representatives (excluding changes contemplated by Exhibit F hereto), and no additional agreements shall have been entered into between any of such parties after the date of this Agreement, in each case except for material changes or new such agreements approved by the Purchaser, and provided, further that it is understood that a security arrangement in favor of St. Paul Reinsurance Company Limited will be implemented by Platinum Re (UK) Limited, such arrangement to be similar to the trust agreements referenced in items

      19 and 20 of Schedule 2.12 (with appropriate changes in light of applicable United Kingdom requirements and practice).

            2.13 The certificate of the Chief Executive Officer of the Company delivered pursuant to the second sentence of Section 5.1 shall be deemed a representation and warranty by the Company to the Purchaser as to the matters covered thereby; and

            2.14 Except for the representations and warranties contained in this Agreement and the RenRe Agreements and the disclosure set forth in the Offering Memorandum, neither the Company nor any other Person makes any express or implied representation or warranty on behalf of or with respect to the Company or any of the Post-closing Subsidiaries of the Company, and the Company hereby disclaims any representation or warranty not contained herein or therein.

      3. Representations and Warranties of St. Paul. St. Paul hereby represents and warrants that:

            3.1 St. Paul has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Minnesota;

            3.2 St. Paul is duly authorized to execute, deliver and perform this Agreement; this Agreement has been duly authorized, executed and delivered by St. Paul and, assuming that parties to this Agreement other than St. Paul have the power and authority to enter into and perform this Agreement and that this Agreement has been duly authorized, executed and delivered by such parties and are valid, legal and binding agreements of such parties, enforceable against such parties in accordance with their terms, this Agreement is a valid and binding agreement of St. Paul, enforceable against St. Paul in accordance with its terms, except that (i) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium, or other laws now or hereafter in effect affecting creditors' rights generally, and (ii) the enforceability thereof is subject to the general principles of equity (whether such enforceability is considered in a proceeding in equity or at law);

            3.3 Except as set forth on Schedule 3.3, no consents, approvals, authorizations, orders, registrations or qualifications of or with any court or governmental agency or body having jurisdiction over St. Paul is required for the execution, delivery or performance by St. Paul of this Agreement;

            3.4 The execution, delivery and performance by St. Paul with all applicable provisions of this Agreement and the consummation of the transactions herein contemplated will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or give rise to a right of termination under (i) the certificate of incorporation or by-laws of St. Paul, (ii) any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which St. Paul is a party or by which St. Paul is bound or to which any of the properties or assets of St. Paul is subject, or (iii) any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over St. Paul or any of its properties, except, in the case of clause (ii) or (iii), as would not, individually or in the aggregate, have a material adverse effect on the consolidated financial position, shareholders' equity or results of operations of St. Paul and its subsidiaries, taken as a whole, or of the Transferred Business;

            3.5 The historical financial statements and schedules of Predecessor included in the Offering Memorandum present fairly in all material respects the underwriting results of Predecessor as of the dates and for the periods indicated, comply as to form with the applicable accounting requirements of the Act and have been prepared in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as otherwise noted therein);

            3.6 Except for the representations and warranties contained in this Agreement, St. Paul does not make any express or implied representation or warranty on behalf of or with respect to St. Paul or the Transferred Business, and St. Paul hereby disclaims any representation or warranty not contained herein.

      4. Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants that:

            4.1 The Purchaser has been duly organized and is validly existing as a company in good standing under the laws of Bermuda;

            4.2 The Purchaser is duly authorized to execute, deliver and perform this Agreement and the RenRe Agreements; this Agreement has been and each of the RenRe Agreements when executed and delivered at or prior to the Closing will have been duly authorized, executed and delivered by the Purchaser and, assuming that parties to this Agreement and the RenRe Agreements other than the Purchaser have the power and authority to enter into and perform such agreements and that such agreements have been duly authorized, executed and delivered by such parties and are valid, legal and binding agreements of such parties, enforceable against such parties in accordance with their terms, this Agreement is, and the RenRe Agreements, when executed and delivered will be, valid and binding agreements of RenRe, enforceable against RenRe in accordance with its or their terms, except that (i) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium, or other laws now or hereafter in effect affecting creditors' rights generally, (ii) the enforceability thereof is subject to the general principles of equity (whether such enforceability is considered in a proceeding in equity or at law) and (iii) no representation or warranty is made with respect to the enforceability of indemnification and contribution provisions relating to violations under the Act contained in the Standstill Agreement;

            4.3 The execution, delivery and performance by the Purchaser with all applicable provisions of this Agreement and the Standstill Agreement and the consummation of the transactions herein and therein contemplated will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or give rise to a right of termination under (i) the memorandum of association or bye-laws of the Purchaser, (ii) any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Purchaser is a party or by which the Purchaser is bound or to which any of the properties or assets of the Purchaser is subject, or (iii) any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Purchaser or any of its properties, except, in the case of clause (ii) or (iii), as would not, individually or in the aggregate, have a material adverse effect on the consolidated financial position, shareholders' equity or results of operations of the Purchaser and its subsidiaries, taken as a whole;

            4.4 Except as set forth on Schedule 4.4, no consents, approvals, authorizations, orders, registrations or qualifications of or with any court or governmental agency or body having jurisdiction over the Purchaser is required for the execution, delivery or performance by the Purchaser of this Agreement or any of the RenRe Agreements.

            4.5 The Purchaser hereby confirms that the Shares and the RenRe Option to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account or the account of any subsidiary of the Purchaser, substantially all of the capital stock of which is directly or indirectly owned by Purchaser (provided that any such subsidiary is a Foreign Corporation and a Qualified Institutional Buyer (as such term is defined in Rule 144A under the Act)), not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same, provided that nothing in this Section 4.5 shall prevent the Purchaser from transferring the Shares and the RenRe Option to be acquired by the Purchaser in accordance with the Standstill Agreement, and in any case in accordance with all applicable law. The Purchaser further represents that the Purchaser is a foreign person within the meaning of Sec. 801.1(e)(2)(i) of the Premerger Notification Rules, 16 CFR Sec. 801.1(e)(2)(i);

            4.6 The Purchaser understands that the Shares and the RenRe Option it is purchasing have not been registered under the Act in reliance on the exemptions from registration provided by the no-action letters regarding Black Box Incorporated (publicly available June 26, 1990) and Squadron, Ellenoff, Plesent & Lehrer (publicly available February 28, 1992) (the "Black Box No-Action Relief"), and absent registration, may not be offered or sold within the United States except pursuant to an exemption from such registration or in a transaction not subject to the registration requirements of the Act. In this connection, the Purchaser represents that it is familiar with the Black Box No-Action Relief and Rule 144 under the Act, understands the resale limitations imposed by Rule 144 and by the Act and acknowledges and accepts that the Shares and the RenRe Option it is purchasing have not been registered by the Company for sale to it in reliance on the Black Box No-Action Relief;

            4.7 The Purchaser is a Foreign Corporation and a Qualified Institutional Buyer (as such term is defined in Rule 144A under the Act);

            4.8 The Purchaser has not been offered Common Shares in the IPO by any of the underwriters of the IPO, and prior to the date of this Agreement has not attended a road show presentation in connection with the IPO;

            4.9 The Purchaser has been furnished access to such information and documents as it has requested, including all draft agreements set forth on
      Schedule 2.12, and has been afforded an opportunity to ask questions of and receive answers from representatives of the Company concerning the Company and the Transferred Business;

            4.10 The Purchaser is a "non-resident" for the purposes of the Bermuda Exchange Control Act 1972 and regulations made thereunder;

            4.11 The certificate of the Chief Executive Officer, Chief Financial Officer or any Executive Vice President of the Purchaser delivered pursuant to the second sentence of Section 6.1 shall be deemed a representation and warranty by the Purchaser to the Company hereunder as to the matters covered thereby;

            4.12 To the Purchaser' s knowledge, based upon actual knowledge, a review of documents publicly filed with the Securities and Exchange Commission by the Purchaser and the beneficial owners of equity securities of the Purchaser, neither the Purchaser nor any other Person (including any direct or indirect shareholder of the Purchaser) is or will become a "United States shareholder" of the Company within the meaning of Section 951(b) of the Code as the result of (i) the acquisition by the Purchaser of any Common Shares, the RenRe Option or any other rights under this Agreement or the RenRe Agreements or (ii) the nomination or election of a Purchaser Designee to the Company's board of directors pursuant to Section 7 of this Agreement. For purposes of the representation in this Section 4.12, the Purchaser will assume that all direct and indirect shareholders of the Purchaser own no Common Shares and possess no voting rights in the Company other than as a result of the items described in (i) and (ii) above;

            4.13 The Purchaser will promptly submit a Disclaimer of Control with the Maryland Insurance Administration in connection with the transactions and arrangements contemplated hereby; and

            4.14 Except for the representations and warranties contained in this Agreement and the RenRe Agreements, neither RenRe nor any other Person makes any express or implied representation or warranty on behalf of or with respect to RenRe, and RenRe hereby disclaims any representation or warranty not contained herein or therein.

      5. Conditions to the Purchaser's Obligation at Closing. The obligation of the Purchaser to purchase the Firm RenRe Shares and the RenRe Option at the Closing is subject to the fulfillment to its satisfaction on or prior to the Closing of the following conditions:

            5.1 Representations and Warranties. The representations and warranties made by the Company and St. Paul in Sections 2 and 3 shall be true and correct as of the Closing with the same force and effect as if they had been made on and as of such date, the Company shall not have breached in any material respect its covenants and agreements made and the Company shall have performed or satisfied all conditions on its part to be performed or satisfied herein at or prior to the Closing. The Chief Executive Officer or the Treasurer of the Company shall have delivered at the Closing a certificate stating that each of the conditions specified in the preceding sentence has been fulfilled which certificate shall also be delivered at any Second Closing.

            5.2 RenRe Agreements. The Company shall have duly executed and delivered the RenRe Agreements.

            5.3 Opinions. Conyers, Dill & Pearman, counsel to the Company, shall have delivered to the Purchaser their written opinions, reasonably acceptable to the Purchaser, dated the day of the Closing, with respect to
      (a) the due organization of the Company, (b) the due authorization, issuance and non-assessability of the Shares, the RenRe Option and the Common Shares issuable upon exercise of the RenRe Option, (c) the due authorization and execution of this Agreement, the Standstill Agreement and the RenRe Option Agreement by the Company and (d) the absence of pre-emptive rights as a result of the issuance of the Shares and the RenRe Option, which opinion shall also be delivered at any Second Closing.

            5.4 Initial Public Offering of Common Shares and Units. The closing of the IPO and the sale of the ESUs each substantially on the terms set forth in the draft of Amendment No. 6 to the Company's Registration Statement on Form S-1 attached as Exhibit D hereto shall have occurred (or shall occur simultaneously with the Closing).

            5.5 Formation Agreement. The delivery of the Cash Contribution and the transfer of the Transferred Assets as contemplated by the draft Formation Agreement referenced as item 1 on Schedule 2.12 hereto shall have occurred (or shall occur simultaneously with the Closing), and the Formation Agreement shall have been executed by the parties thereto and shall be in full force and effect. St. Paul and the Company shall have amended the Formation Agreement to insert the provision in the form attached as Exhibit E hereto.

            5.6 Prospectus. The information set forth in the final prospectus used in connection with the 1PO shall not differ in any material respects from that set forth in the Offering Memorandum.

            5.7 Amendments to Quota Share Agreements. St. Paul and the Company shall have caused the parties to the Quota Share Agreements filed as exhibits to Amendment No. 6 to the Company's Registration Statement on Form S-1 (attached as Exhibit D hereto) to amend such agreements to insert the provisions substantially in the form attached as Exhibit F hereto.

      6. Conditions to the Company's Obligations at Closing. The obligation of the Company to sell the Firm RenRe Shares and the RenRe Option to the Purchaser at the Closing (or, if applicable, the Optional RenRe Shares at the Second Closing) is subject to the fulfillment to the Company's satisfaction on or prior to the Closing (or, if applicable, the Second Closing) of the following conditions:

            6.1 Representations and Warranties. The representations and warranties of the Purchaser in Section 4 shall be true and correct as of the Closing or the Second Closing, as applicable, with the same force and effect as if they had been made on and as of such date, the Purchaser shall not have breached in any material respect its covenants and agreements made herein and the Purchaser shall have performed or satisfied all conditions on its part to be performed or satisfied herein at or prior to the Closing or the Second Closing, as applicable. The Chief Executive Officer, Chief Financial Officer or the Treasurer of the Purchaser shall have delivered at the Closing or the Second Closing, as applicable, a certificate stating that each of the conditions specified in the preceding sentence has been fulfilled.

            6.2 RenRe Agreements. The Purchaser shall have duly executed and delivered the RenRe Agreements.

            6.3 Initial Public Offering of Common Shares and Units. The closing of the IPO and of the ESU Offering shall have occurred (or shall occur simultaneously with the Closing).

      7. Board of Directors.

            7.1 Nomination of Directors. (a) So long as the Purchaser and its subsidiaries beneficially own, in the aggregate, a number of Common Shares equal to at least 62.5% of the sum of the Firm RenRe Shares and the Optional RenRe Shares (if any) purchased under this Agreement (as adjusted for stock splits, recapitalizations or the like), the Company will nominate, at each shareholder meeting at which directors are elected, and use its commercially reasonable efforts to cause the election of, one person designated by Purchaser (the "Purchaser Designee") to the Company's Board of Directors and to maintain such person as a director of the Company, provided, however, that no officer, director or employee of the Purchaser or of any of its subsidiaries may be a Purchaser Designee. The initial Purchaser Designee and any subsequent Purchaser Designee must be reasonably acceptable to the Company. The Company agrees to use its commercially reasonable efforts to cause the appointment of the Purchaser Designee to the executive committee of its Board of Directors and, subject to applicable law, rules or regulations of the Securities and Exchange Commission (the "SEC") or rules of any securities exchange on which the Company' s Common Shares are listed, to the nominating committee and corporate governance committee of its Board of Directors, if any.

                  (b) The Company agrees to use its commercially reasonable efforts to cause the election of a Purchaser Designee to the Company's board of directors, including by soliciting proxies from its shareholders for such Purchaser Designee and by voting all management proxies in favor of such Purchaser Designee except for such proxies that specifically indicate to the contrary or where prohibited by applicable law. The Purchaser agrees to vote any Common Shares directly or indirectly owned by it in favor of its nominee to the Company's Board of Directors at any meeting of shareholders of the Company.

                  (c) The Company further agrees that if any Purchaser Designee ceases to be a director of the Company for any reason whatsoever (other than as a result of action in conformity with paragraph 7.2 below), it will promptly seek the approval of the remaining directors to appoint a new Purchaser Designee to fill such vacancy.

                  (d) So long as Purchaser and its subsidiaries beneficially own, in the aggregate, a number of Common Shares equal to at least 62.5% of the sum of the Firm RenRe Shares and the Optional RenRe Shares (if any) purchased under this Agreement (as adjusted for stock splits, recapitalizations or the like), Purchaser shall have the right to designate a representative (the "Observer") to attend (but not to vote at) meetings of the Board of Directors and to receive notices, agendas, minutes and all other materials distributed to participants of such meetings, provided, however, that the Company reserves the right to withhold any information and to exclude such Observer from any meeting or portion thereof if, by access to such information or by attendance at such meeting the Company, acting reasonably and in good faith, determines that
      (i) based upon advice of nationally recognized outside counsel, such Observer receiving such information or having such access could reasonably be expected to cause the Company or any of its subsidiaries to violate applicable law, or (ii) such Observer receiving such information or having such access could reasonably be expected to adversely affect the attorney-client privilege between the Company and its counsel. Any person designated by Purchaser to be its Observer (with the exception of Purchaser's Chief Executive Officer and Chief Financial Officer, each of whom is hereby deemed to be acceptable to the Company) must be reasonably acceptable to the Company.

                  (e) Notwithstanding anything to the contrary in this Agreement, if there shall occur a Change in Control of the Purchaser, the Company shall have no obligation or duties under Section 7.1 (a)-(d) and, upon request of the Company, the Purchaser shall cause the Purchaser Designee to immediately resign from the Company's Board of Directors. A "Change in Control" of Purchaser shall be deemed to have occurred if (i) any person or group (as defined for purposes of Section 13 of the Securities Exchange Act of 1934, as amended) (excluding Purchaser or any wholly-owned subsidiary thereof) becomes the beneficial owner of more than 50% of the outstanding equity securities representing the right to vote for the election of directors or (ii) there shall occur a merger, consolidation or other business combination in which Purchaser is acquired (unless the stockholders of Purchaser immediately before such business combination own, directly or indirectly, immediately following such business combination, at least a majority of the combined voting power of the entity resulting from such business combination).

            7.2 Resignations. If the Purchaser beneficially owns less than a number of Common Shares equal to 62.5% of the sum of the Firm RenRe Shares and the Optional RenRe Shares (if any) purchased under this Agreement (as adjusted for stock splits, recapitalizations or the like), upon the request of the Company the Purchaser shall cause the Purchaser Designee to immediately resign as a director of the Company. The Purchaser agrees to enter into a written agreement with any Purchaser Designee, whereby the Purchaser Designee shall obligate himself to so resign under the circumstances set forth in Section 7.1(e) or this Section 7.2.

            7.3 Board. For three years from the anniversary of the date of the Closing (the "Limitation Period"), the Company shall not increase the number of directors on its board of directors to more than nine without the prior written consent of the Purchaser, such consent to be provided in the Purchaser's sole discretion; provided, however, that such three-year Limitation Period shall be extended for up to additional two years so long as Purchaser is accounting for its investment in the Company via the equity method and Purchaser reasonably believes (and shall represent to the Company upon its reasonable request) that its ability to continue to equity account for its investment in the Company would be compromised by an increase in the number of directors.

            7.4 Non Assignability. Notwithstanding anything to the contrary in this Agreement or any of the RenRe Agreements, the rights and obligations of the Purchaser under this Article 7 may not be assigned by the Purchaser without the prior written consent of the Company.

            7.5 Purchaser Confidentiality. Commencing upon completion of the IPO and the Closing hereunder:

                  (a) The Purchaser shall, shall cause its Subsidiaries to, and shall use commercially reasonable efforts to cause any officer, director, employee, agent or representative of the Purchaser or any of its Subsidiaries (collectively, the "Purchaser Representatives") to, keep all Company Confidential Information (as defined herein) confidential and shall not use any Company Confidential Information in any manner to the detriment of the Company, except that (i) Company Confidential Information may be used by the Purchaser or any of its Subsidiaries in connection with performing any of its respective obligations under, or furnishing any of the services required to be performed or furnished by the Purchaser or any of its Subsidiaries under, this Agreement or any of the RenRe Agreements, and Company Confidential Information may be disclosed to those Purchaser Representatives who need to know such information for the purpose of performing any of such obligations or furnishing any of such services (it being understood that such Purchaser Representatives shall be informed by the Purchaser of the confidential nature of such information), (ii) Company Confidential Information received by the Purchaser Designee or the Observer may be used by the Purchaser, its Subsidiaries and the Purchaser Representatives for purposes of evaluating Purchaser's continued investment in the Company (it being understood that such Purchaser Representatives shall be informed by the Purchaser of the confidential nature of such information), (iii) any disclosure of such information may be made to which the Company consents in writing, and (iv) the Purchaser may make the disclosures contemplated by Section 7.5(b). The Company acknowledges and agrees that Purchaser, its Subsidiaries and its Affiliates are actively engaged in the business of reinsurance and insurance and other risk-exposed activities and markets, and nothing in this Section 7.5 shall be deemed to limit or restrict the conduct of the business of such entities as currently conducted or proposed to be conducted except as explicitly provided herein.

                  (b) In the event that the Purchaser or the Purchaser Representatives are requested or become legally compelled (by law, regulation, stock exchange rule, oral questions, interrogatories, requests for information or document subpoena, civil investigative demand or similar process) to disclose any of the Company Confidential Information, the Purchaser shall provide the Company with prompt written notice of such request so that the Company may seek a protective order or other appropriate remedy (and the Purchaser shall cooperate in obtaining such protective order or other appropriate remedy) and/or waive compliance with the provides of this Section 7.5. In the event that such protective order or other remedy is not obtained, or that the Company waives compliance with the provisions of this Section 7.5, the Purchaser shall furnish only that portion of that Company Confidential Information which the Purchaser is advised by counsel is legally required.

                  (c) For purposes of this Section 7.5, "Company Confidential Information" shall mean all confidential business, financial or other information of the Company or its Subsidiaries furnished by or on behalf of the Company or its Subsidiaries other than information which (i) was already in possession of the Purchaser or its Subsidiaries, (A) provided that such information is not known by the Purchaser to be subject to a confidentiality agreement with or other obligation of secrecy to the Company or another party and (B) was not Evaluation Material obtained pursuant to the Confidentiality Agreement (as defined below), (ii) is or becomes generally available to the public other than as a result of a disclosure by the Purchaser or the Purchaser Representatives in violation of this Agreement or the Confidentiality Agreement, (iii) is independently developed by the Purchaser or its Subsidiaries without reference to the Company Confidential Information, or (iv) becomes available to the Purchaser or any of its Subsidiaries on a non-confidential basis from a source other than the Company or its advisors, provided that such source is not known by the Purchaser or any of its Subsidiaries to be bound by a confidentiality agreement with or other obligation of secrecy to the Company or another party.

                  (d) Unless otherwise agreed to by the Purchaser and the Company, the obligations of the Purchaser under Sections 7.5(a), 7.5(b) and 7.5(c) shall be binding until termination of the Services Agreement.

                  (e) The Purchaser hereby agrees that, unless otherwise agreed to by the Company, during the eighteen-month period commencing on the date of Closing neither the Purchaser nor any of its Subsidiaries will hire or solicit to employ any employees of the Company or any of its Subsidiaries with the title of Assistant Vice President or more senior, so long as they are employed by the Company or any of its subsidiaries, without obtaining the prior written consent of the Company, except that the Purchaser shall not be precluded from hiring any employee who has been terminated by the Company prior to commencement of employment discussions between the Purchaser and such employee, provided such hiring is consistent with such employee's contractual obligations to the Company, and the Purchaser shall not be precluded from engaging in a general solicitation of employment by virtue of a newspaper advertisement or other medium of general circulation.

                  (f) The Purchaser shall cause the Observer to hold in confidence and trust any information it obtains in connection with attending meetings (or receiving materials in connection with such meetings) of the Company' s Board of Directors pursuant to Section 7.1(d) of this Agreement, and to act in a fiduciary manner with respect to such information as if such representative was a member of the Company's Board of Directors.

                  (g) The Confidentiality Agreement, dated as of July 23, 2002 (as amended or supplemented through the date hereof, the "Confidentiality Agreement"), among the Company, St. Paul and the Purchaser shall continue in full force and effect until the completion of the IPO and the Closing of the transactions contemplated hereunder, at which time it shall terminate with no further force and effect.

            7.6 Company Confidentiality. Commencing upon completion of the IPO and the Closing hereunder:

                        (a) The Company shall, shall cause its Subsidiaries to, and shall use commercially reasonable efforts to cause any officer, director, employee, agent or representative of the Company or any of its Subsidiaries (collectively, the "Company Representatives") to, keep all Purchaser Confidential Information (as defined herein) confidential and shall not use any Purchaser Confidential Information in any manner to the detriment of the Purchaser, except that (i) any Purchaser Confidential Information may be made to which the Purchaser consents in writing, and
      (ii) the Company may make the disclosures contemplated by Section 7.6(b). The Purchaser acknowledges and agrees that the Company, its Subsidiaries and its Affiliates are expected to be actively engaged in the business of reinsurance and insurance and other risk-exposed activities and markets, and nothing in this Section 7.6 shall be deemed to limit or restrict the conduct of the business of such entities as currently conducted or proposed to be conducted except as explicitly provided herein.

                        (b) In the event that the Company or the Company Representatives are requested or become legally compelled (by law, regulation, stock exchange rule, oral questions, interrogatories, requests for information or document subpoena, civil investigative demand or similar process) to disclose any of the Purchaser Confidential Information, the Company shall provide the Purchaser with prompt written notice of such request so that the Purchaser may seek a protective order or other appropriate remedy (and the Company shall cooperate in obtaining such protective order or other appropriate remedy) and/or waive compliance with the provides of this Section 7.6. In the event that such protective order or other remedy is not obtained, or that the Purchaser waives compliance with the provisions of this Section 7.6, the Company shall furnish only that portion of that Purchaser Confidential Information which the Company is advised by counsel is legally required.

                        (c) For purposes of this Section 7.5, "Purchaser Confidential Information" shall mean all confidential business, financial or other information of the Purchaser or its Subsidiaries furnished by or on behalf of the Purchaser or its Subsidiaries other than information which (i) was already in possession of the Company or its Subsidiaries, provided that such information is not known by the Company to be subject to a confidentiality agreement with or other obligation of secrecy to the Purchaser or another party, (ii) is or becomes generally available to the public other than as a result of a disclosure by the Company or the Company Representatives in violation of this Agreement, (iii) is independently developed by the Company or its Subsidiaries without reference to the Purchaser Confidential Information, or (iv) becomes available to the Company or any of its Subsidiaries on a non-confidential basis from a source other than the Purchaser or its advisors, provided that such source is not known by the Company or any of its Subsidiaries to be bound by a confidentiality agreement with or other obligation of secrecy to the Purchaser or another party.

                  (d) Unless otherwise agreed to by the Purchaser and the Company, the obligations of the Company under Sections 7.6.(a), 7.6.(b) and 7.6(c) shall be binding until termination of the Services Agreement.

            7.7 Specific Performance. Each of the Purchaser and the Company acknowledges that the other party would not have an adequate remedy at law for money damages if any of the covenants or agreements of the other party in Section 7.5 or 7.6 of this Agreement were not performed in accordance with its terms and therefore agrees that the other party shall be entitled to specific enforcement of such covenants or agreements and to injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

      8. Legend. The Company and the Purchaser agree that the certificates for the Shares shall bear the following legend thereon, which legend shall remain until the date the securities represented by such certificates are transferred in accordance with the provisions of the Standstill Agreement. In the event of the termination of the Standstill Agreement pursuant to Section 13 thereof, the second sentence of the legend shall be removed:

      THESE SECURITIES WERE SOLD IN A PRIVATE PLACEMENT, WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AND MAY BE OFFERED OR SOLD ONLY IF REGISTERED UNDER THE SECURITIES ACT OF 1933 OR IF AN EXEMPTION FROM REGISTRATION IS AVAILABLE. THESE SECURITIES ARE SUBJECT TO THE PROVISIONS OF A STANDSTILL AGREEMENT DATED ________________, 2002, BY AND BETWEEN THE ISSUER AND THE PURCHASER IDENTIFIED THEREIN, AND MAY NOT BE SOLD OR TRANSFERRED EXCEPT IN ACCORDANCE THEREWITH.

      9. Termination.

            9.1 Grounds for Termination. This Agreement may be terminated by any party as set forth on Schedule 9.1 This Agreement may also be terminated:

                  (a) at any time prior to the Closing, by mutual written agreement of the Company, St. Paul and the Purchaser;

                  (b) at any time prior to the Closing, by any of St. Paul, the Company or the Purchaser if there shall be any law or regulation that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited or if consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any court or governmental body having competent jurisdiction; or

      (c) at any time prior to the Closing, if St. Paul notifies in writing the Company and the Purchaser that it has abandoned the IPO.

The party desiring to terminate this Agreement pursuant to clause 9.1(b) shall give written notice of such termination to the other parties.

            9.2 Effect of Termination. If this Agreement is terminated as permitted by Section 9.1, such termination shall be without liability of either the Company or the Purchaser (or any stockholder, director, officer, employee, agent, consultant, advisor or representative of such party) to any other party; provided that no such termination shall relieve any party of liability for any breach of this Agreement prior to such termination.

      10. Miscellaneous.

            10.1 Survival. The representations and warranties set forth in
      Section 2, Sections 3.1 through 3.4 and Section 4 shall survive until three years after the date of the Closing. Except as otherwise provided herein, all covenants and agreements (but not representations and warranties, which are governed by the preceding sentence) of the parties herein shall survive the Closing until expiration of the applicable statute of limitations.

            10.2 Mutual Covenants. The Company, St. Paul and the Purchaser mutually covenant to use their commercially reasonable efforts to obtain any required regulatory approvals, consents or acceptances required for the consummation of the transactions contemplated by this Agreement as promptly as is practicable after the date hereof. For greater certainty, the Purchaser will use commercially reasonable efforts to seek acceptance by the Maryland Insurance Administration of its Disclaimer of Control of the Company.

            10.3 Expenses. Irrespective of whether the Closing is effected, the Company shall pay all expenses incident to the performance of its obligations under this Agreement, including (a) the preparation, printing and delivery to the Purchaser of the Offering Memorandum (including financial statements and any schedules or exhibits and any document incorporated therein by reference) and of each amendment or supplement thereto, (b) the preparation, printing and delivery to the Purchaser of this Agreement, (c) the preparation, issuance and delivery of the certificates for the Shares to the Purchaser, including any transfer taxes, any stamp or other duties payable upon the sale, issuance and delivery of the Shares to the Purchaser, and (d) the fees and disbursements of the Company's counsel, accountants and other advisors; provided, however, that nothing in the foregoing shall affect the allocation of expenses as between the Company and St. Paul as set forth in the Formation Agreement. Except as provided in this Section, the Purchaser shall pay all of its own costs and expenses in connection with the transactions contemplated hereby, including the fees of its counsel. The Purchaser acknowledges and agrees that neither St. Paul nor any of its subsidiaries is a guarantor of, or is otherwise responsible for, the Company's profitability or viability. The Purchaser further acknowledges that the organization of the Company and the provisions of this Agreement are designed to attempt to ensure that neither St. Paul nor any of its subsidiaries can alone control the business or affairs of the Company. The Purchaser further acknowledges that, except as expressly set forth herein, all representations and warranties contained herein concerning the Company have been given by the Company and not by St. Paul. The Purchaser further acknowledges that all representations and warranties of St. Paul set forth in Sections 3.5 and
      3.6 will expire at the Closing and that any inaccuracies in such representations and warranties shall not give rise to any claim by the Purchaser against St. Paul.

            10.4 Entire Agreement. This Agreement, the RenRe Agreements, the other exhibits and schedules hereto and the Confidentiality Agreement (which Confidentiality Agreement shall terminate as of Closing) contain the entire understanding of the parties with respect to the subject matter of such agreements and supersede all prior agreements and undertakings, both written and oral, between the parties hereto with respect to the subject matter of such agreements. This Agreement may not be amended nor may any provision be waived except by a writing signed, in the case of an amendment, by each party hereto and, in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof unless the other party is materially prejudiced thereby, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law. This Agreement is not assignable by either of the parties without the prior written consent of the other, except that prior to Closing, this Agreement may be transferred or assigned by the Purchaser to any one or more of its subsidiaries, substantially all of the capital stock of which is directly or indirectly owned by the Purchaser, that is a Foreign Corporation and a Qualified Institutional Buyer (as such term is defined in Rule 144A under the Act), provided that each such assignee enters into an agreement substantially identical to this Agreement and reasonably satisfactory to the Company and St. Paul and a Standstill Agreement substantially in the form of Exhibit A, provided further that no such transfer will relieve the Purchaser of its obligations hereunder. This Agreement shall be binding upon and inure to the benefit of the parties hereto, any subsidiary to whom the Shares are delivered pursuant hereto, and their respective successors and permitted assignees.

            10.5 Severability. If any term, provision or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and restrictions of this Agreement shall remain in full force and effect, unless such action would substantially impair the benefits to any party of the remaining provisions of this Agreement.

            10.6 Liability. Notwithstanding anything to the contrary herein, no party shall have any liability to any other party hereto if the Closing is not effected for any reason other than for breach of this Agreement by any such party. In no event shall any party have any liability to any other party hereto for lost profits or consequential, special or other than actual damages.

            10.7 Notices. Any notices and other communications required to be given pursuant to this Agreement shall be deemed to have been duly given or made as of the date delivered or mailed if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested), or delivered by facsimile or by telex, as follows:

      If to the Company:

              Platinum Underwriters Holdings, Ltd.
              Clarendon House
              2 Church Street
              Hamilton HM11
              Bermuda
              Attention: General Counsel
              Telecopier: (441) 292-4720

      with a copy to:

              Linda E. Ransom
              Dewey Ballantine LLP
              1301 Avenue of the Americas
              New York, New York 10019
              Telecopier: (212) 259-6333

      If to St. Paul:

              The St. Paul Companies, Inc.
              385 Washington Street
              St. Paul, Minnesota 55102
              Attention: General Counsel
              Telecopier: (410) 205-6967

      with a copy to:

              Donald R. Crawshaw
              Sullivan & Cromwell
              125 Broad Street
              New York, New York 10004
              Telecopier: (212) 558-3588

      If to the Purchaser:

              RenaissanceRe Holdings Ltd.
              Renaissance House
              8-12 East Broadway
              Pembroke HM19 Bermuda
              Attention: Stephen H. Weinstein, General Counsel
              Facsimile: (441) 296-5037

      with a copy to:

              John S. D'Alimonte
              Willkie Farr & Gallagher
              787 Seventh Avenue
              New York, NY 10019
              Telecopier: (212) 728-8111

            10.8 Governing Law, etc. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of laws rules of such State. This Agreement may be executed in one or more counterparts, which together will constitute a single agreement.

            10.9 Jurisdiction. Except as otherwise expressly provided in this Agreement, the parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York or, if such court shall not have jurisdiction over such suit, any New York State court sitting in New York City, so long as such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of New York, and each of the parties hereby irrevocably consents only with respect to such suits, actions or proceedings to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.7 shall be deemed effective service of process on such party.

            10.10 Waiver of Jury Trial. Each of the parties hereto irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

            10.11 Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

            10.12 Public Announcements. No party to this Agreement shall make, or cause to be made, any press release or public announcement (other than with respect to any required disclosure under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the U.K. Financial Services and Markets Act 2000 or applicable insurance law) in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other parties, and the parties shall cooperate as to the timing and contents of any such press release or public announcement.

            10.13 Indemnity.

                  (a) The Company shall indemnify and hold harmless, to the fullest extent permitted by law, Purchaser from any losses, damages, expenses or liabilities ("Damages"), arising out of actions or claims of third parties (excluding Purchaser's subsidiaries and controlled affiliates) arising out of any untrue statement or alleged untrue statement of any material fact contained in the registration statements on Form S-1 relating to the IPO and the sale of the ESUs, in any prospectus or preliminary prospectus included in such registration statement or in any amendment or supplement thereto filed with the SEC (collectively, "Registration Documents") or insofar as such Damages arise out of the omission or alleged omission from any Registration Document of a material fact required to be stated therein or necessary to make the statements made therein not misleading, and will reimburse the Purchaser for any legal or other expenses reasonably incurred by the Purchaser in investigating or defending any such actions or claims as such expenses are incurred; provided that the Company is not liable in any such case to the extent that any such Damages arise out of an untrue statement or alleged untrue statement or omission or alleged omission made in any Registration Document in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Purchaser expressly for inclusion in such Registration Document.

                  (b) Purchaser shall indemnify and hold harmless, to the fullest extent permitted by law, the Company against any Damages to which the Company may become subject, under the Securities Act or otherwise, insofar as such Damages arise out of any untrue statement or alleged untrue statement of any material fact contained in the Registration Documents or insofar as such Damages arise out of the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Documents in reliance upon and in conformity with written information furnished to the Company by Purchaser expressly for inclusion in such Registration Document; and will reimburse the Company for any legal or other expenses reasonably incurred by the Company in connection with investigating or defending any such action or claim as such expenses are incurred.

                  (c) St. Paul and the Company each hereby agree and acknowledge that as of the date hereof the only information provided by the Purchaser for inclusion in the draft of Amendment No. 6 to the Company's Registration Statement on Form S-1 attached as Exhibit D hereto consists of (i) the last sentence of the first paragraph under the heading "Prospectus Summary - The Company - RenaissanceRe's Share Ownership and Business Arrangements", (ii) the first sentence of the last paragraph under the heading "Prospectus Summary - The Company - RenaissanceRe's Share Ownership and Business Arrangements", (iii) the final sentence of the first paragraph under the heading "Certain Relationships and Related Transactions - The RenaissanceRe Investment", and (iv) the final sentence of the first paragraph under the heading "Certain Relationships and Related Transactions - The RenaissanceRe Investment - Business Arrangements", and that, as between St. Paul, the Company and the Purchaser, the Purchaser shall bear no other responsibility for the preparation of the Registration Statement other than as to the written information furnished to the Company by or on behalf of the Purchaser expressly for inclusion in such Registration Document.

            10.14 Recovery from Company Directors and Officers. In any legal action commenced by the Purchaser against the Company, any of its Subsidiaries or the officers and/or directors of the Company or such Subsidiaries, the Purchaser will not recover from any officer or director of any of the Company or its Subsidiaries any amount that is in excess of the amount the Company and/or such Subsidiaries are able to indemnify such officer or director, other than in the circumstance where such indemnification of such officer or director by the Company and/or such Subsidiaries is restricted due to such officer or director having engaged in fraud, intentional misconduct or criminal acts. The Purchaser and the Company agree that the officers and directors of the Company and its Subsidiaries are third party beneficiaries of the agreement set forth in this Section 10.14.

            10.15 No Limit on Right of Parties to Compete. Nothing in this Agreement or any agreement contemplated hereby shall in any circumstances be interpreted to limit or prevent, in any respect, the Company from competing with the Purchaser, or the Purchaser from competing with the Company.

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year hereinabove first written.

                                            RENAISSANCERE HOLDINGS, LTD.

                                            By:    /s/ John M. Lummis
                                                   -----------------------------
                                            Name:  John M. Lummis
                                            Title: Executive Vice President and
                                                   Chief Financial Officer


                                            PLATINUM UNDERWRITERS HOLDINGS, LTD.

                                            By:    /s/ Jerome T. Fadden
                                                   -----------------------------
                                            Name:
                                            Title:


                                            THE ST. PAUL COMPANIES, INC.

                                            By:    /s/ Thomas A. Bradley
                                                   -----------------------------
                                            Name:  Thomas A. Bradley
                                            Title: Executive Vice President and
                                                   Chief Financial Officer

                                                                       EXHIBIT A

              [Letterhead of Platinum Underwriters Holdings, Ltd.]

                                                            ___________ __, 2002

RenaissanceRe Holdings Ltd
Renaissance House
8-12 East Broadway
Pembroke HM 19
Bermuda

                   TRANSFER RESTRICTIONS, REGISTRATION RIGHTS
                            AND STANDSTILL AGREEMENT

Ladies and Gentlemen:

      Pursuant to an Investment Agreement, dated September 20, 2002, among Platinum Underwriters Holdings, Ltd, a Bermuda company (the "Company"), The St. Paul Companies, Inc. ("St. Paul") and the Purchaser identified therein ("Purchaser") (the "Investment Agreement"), the Company has agreed to sell to Purchaser or its permitted assignees, and Purchaser has agreed to purchase from the Company, (i) 3,960,000 Common Shares, par value $0.01 per share, of the Company and, in certain circumstances described in the Investment Agreement, has the right to purchase up to an additional 594,000 Common Shares (collectively, the "Shares") and (ii) an option (the "RenRe Option") to purchase up to 2,500,000 additional Common Shares pursuant to the RenRe Option Agreement attached as Exhibit B to the Investment Agreement.

      Unless the context otherwise requires, each reference herein to the Securities Act, the Exchange Act or Rule 144 (or any other rule, regulation or form promulgated under either such statute) shall be deemed to mean, as of any time, such statute, rule, regulation or form as then in effect, after all amendments thereto, or, if not then in effect, any successor statute, rule, regulation or form as then in effect, after all amendments thereto.

      The Company and Purchaser are entering into this Agreement to define the future relationship between the Company and Purchaser and in consideration of the mutual covenants and agreements contained herein.

1. Certain Definitions. As used in this Agreement, the following capitalized terms have the respective meanings set forth below:

      "Affiliate" means, with respect to one person, any other person that directly or indirectly through one or more intermediaries controls or is controlled by or is under common control with such person.

      "Beneficial owner" and "beneficially own" means, with respect to any person


                                     E-A-1

      (i) securities that such person or any of such person's Affiliates, directly or indirectly, has the right to vote or dispose of or has "beneficial ownership" of (as determined pursuant to Rule i3d-3 of the General Rules and Regulations under the Exchange Act, including without limitation pursuant to any agreement, arrangement or understanding, whether or not in writing; provided that a person shall not be deemed the "beneficial owner" of, or to "beneficially own," (A) securities tendered pursuant to a tender or exchange offer made by such person or any of such person's Affiliates until such tendered securities are accepted for payment, purchase or exchange, (B) any security as a result of an oral or written agreement, arrangement or understanding to vote such security if such agreement, arrangement or understanding: (1) arises solely from a revocable proxy given in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable provisions of the General Rules and Regulations under the Exchange Act, and (2) is not also then reportable by such Person on Schedule 13D under the Exchange Act (or any comparable or successor report); or

      (ii) securities that are beneficially owned, directly or indirectly, by any other person (or any Affiliate thereof) with which such person (or any of such person's Affiliates) has any agreement, arrangement or understanding (whether or not in writing, but excluding customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities until the expiration of forty days after the date of such acquisition), for the purpose of acquiring, holding, voting (except pursuant to a revocable proxy as described in the proviso to subparagraph (i) above) or disposing of any Voting Securities.

      "Common Shares" means the common shares, par value U.S. $0.01 per share, of the Company.

      "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

      "Purchaser Group" means RenRe and its Subsidiaries at such time.

      "Registrable Shares" means, at any time, any and all Common Shares owned by the Purchaser Group, whether issued to RenRe pursuant to the Investment Agreement or the RenRe Option or otherwise acquired, as the case may be, other than shares that have ceased to be Registrable Shares. Common Shares cease to be Registrable Shares (a) when a registration statement with respect to the disposition of such shares has become effective under the Securities Act and such shares shall have been disposed of pursuant to such registration statement, or (b) when such shares have been sold pursuant to Rule 144 under the Securities Act.

      "Registration Expenses" means any and all expenses incident to performance of or compliance with the demand rights set forth in Section 3(a) and piggy-back rights set forth in Section 3(b), including, (a) all SEC and stock exchange or National Association of Securities Dealers, Inc. registration and filing fees,
(b) all fees and expenses of complying with state securities or blue sky laws (including reasonable fees and disbursements of counsel for the underwriters in connection with blue sky qualifications of the Registrable Shares), (c) the cost of printing or preparing any registration statement, prospectus, offering circular, agreement among underwriters, underwriting agreement, blue sky memorandum, share certificates and any other


                                     E-A-2
documents in connection with the offering, purchase, sale and delivery of the Registrable Shares, (d) the costs and charges of any transfer agent and registrar and any custodian or attorney-in-fact appointed to act on behalf of Purchaser, (e) all messenger and delivery expenses of the Company, (f) the reasonable fees and expenses of any qualified independent underwriter, (g) the reasonable fees and disbursements of counsel for the Company and the Company' s independent public accountants, including the expenses of any special audits and/or "cold comfort" letters required by or incident to such performance and compliance and (h) any road show and marketing expenses; provided that Purchaser shall pay the fees and disbursements of its own counsel, if any, and all underwriting discounts, commissions and transfer taxes, if any, relating to the sale or disposition of its Registrable Shares.

      "Securities Act" means the U.S. Securities Act of 1933, as amended.

      "Subsidiary" means, as to any person, (i) any corporation 50% of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time owned by such person and/or one or more Subsidiaries of such person and (ii) any other person in which such person and/or one or more Subsidiaries of such person has a 50% equity interest at the time.

      "Voting Securities" means securities of the Company with the power to vote with respect to the election of directors generally, including, without limitation, Common Shares (or, where reference is made to the "voting securities of another corporation," such term shall mean securities that are generally entitled to vote in the election of directors of such other corporation).

      "Wholly Owned Subsidiary" means, as to any person, (i) any corporation 100% of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time owned by such person and/or one or more Wholly Owned Subsidiaries of such person and (ii) any other person in which such person and/or one or more Wholly Owned Subsidiaries of such person has a 100% equity interest at the time.

2. Restrictions on Transfers.

      (a) Purchaser agrees that, prior to the first anniversary of the Closing (as defined in the Investment Agreement), it will not, directly or indirectly, sell, transfer or otherwise dispose of any of the Shares or any interest therein, except that Purchaser may transfer Shares under the following circumstances:

      (i) to any Wholly Owned Subsidiary of Purchaser that enters into a standstill agreement with the Company containing terms and conditions substantially identical to those in this Agreement, provided that any such transferee shall not, at the time of the transfer or at any time thereafter, be other than a Foreign Corporation (as such term is defined in the Investment Agreement) and a Qualified Institutional Buyer (as such term is defined in


                                     E-A-3

      Rule 144A under the Securities Act), and in any case in accordance with all applicable law;

      (ii) pursuant to any tender offer or exchange offer which is recommended by the Board of Directors of the Company; or

      (iii) in a transfer by operation of law upon consummation of a merger or consolidation of Purchaser into another person.

      (b) Notwithstanding anything to the contrary in this Agreement, Purchaser may not, at any time, directly or indirectly, sell, transfer or otherwise dispose of more than 9.9% of the Common Shares outstanding at the time of such sale, transfer or other disposition to any person that generates 50% or more of its gross revenue in its most recent fiscal year for which financial statements are available, by writing property or casualty insurance or reinsurance, except in the following circumstances: (i) in connection with any tender offer or exchange offer made to all holders of outstanding Common Shares; (ii) to a Wholly Owned Subsidiary of Purchaser provided that such Wholly Owned Subsidiary agrees in writing with the Company to the same transfer restrictions as are contained in this Section 2; or (iii) in a transfer by operation of law upon consummation of a merger or consolidation of Purchaser into another person.

      (c) For the avoidance of doubt, no transfer of Shares, RenRe Option Shares or the RenRe Option or any interest therein pursuant to this Section 2 or pursuant to the Option Agreement shall result in any increase in the number of Demand Requests (as defined below) available.

3. Registration Rights.

      (a) Demand Rights.

            (i) From and after the first anniversary of the Closing (unless the Company consents to an earlier date, such consent not be unreasonably withheld), Purchaser has the right, on four occasions, to require the Company to file a registration statement on Form S-1, S-2 or S-3 (or Form F-1, F-2 or F-3) or any similar or successor to such Forms under the Securities Act for a public offering Registrable Shares, by delivering to the Company written notice, with a copy to St. Paul, stating that such right is being exercised, naming, if applicable, the members of the Purchaser Group whose Registrable Shares are to be included in such registration (collectively, the "Demanding Shareholders"), specifying the number of each such Demanding Shareholder's Registrable Shares to be included in such registration and describing the intended method of distribution thereof (a "Demand Request"); provided that, from and after the fifth anniversary of the Closing, Purchaser has the right to two additional Demand Requests if on such date Purchaser is the beneficial owner (directly or indirectly) of more than 9.9% of the Common Shares then outstanding. Upon receipt of a Demand Request, the Company shall use its reasonable best efforts to promptly effect the registration under the Securities Act of the Registrable Shares included in the Demand Request to permit the Demanding Shareholders to sell or otherwise dispose of its Registrable Shares included in the registration in accordance with the method or methods of distribution intended by the Demanding Shareholders. The


                                     E-A-4
      rights and obligations of the parties listed under this Section 3(a)(i) are subject to the other provisions of this Agreement.

            (ii) The Company's obligations pursuant to Section 3(a)(i) above are subject to the following conditions:

                  (A) the Company is not obligated to fulfill a Demand Request if it has fulfilled a Demand Request received during the period of 12 months immediately preceding the date of receipt of such Demand Request;

                  (B) the Company is not obligated to fulfill a Demand Request unless the Demand Request is for such number of Registrable Shares with a market value that is equal to at least $50 million as of the date of such Demand Request, provided that the last Demand Request (as specified in Section 3(a)(i) of this Agreement) will not be subject to the limitations of this Section 3(a)(ii)(B);

                  (C) the Company shall, if requested by Purchaser, undertake a
            "road show" and other customary marketing efforts in connection with the sale of Registrable Shares pursuant to such registration, at such times and in such manner as Purchaser may reasonably request;

                  (D) the Company is not obligated to fulfill the requirements herein with regard to any registration relating to a Demand Request:

                        (1) during any period of time (not to exceed ninety (90)
                  days in the aggregate during any period of twelve (12) consecutive months) after the Company has determined to proceed with a Securities Act registration of any of its securities and is diligently proceeding to complete such registration or any offering of securities pursuant thereto (whether for its own account or that of any shareholder but excluding any registration on Form S-8 under the Securities Act or any similar or successor form) if, in the judgment of a nationally recognized investment banking firm (which may be acting as managing underwriter for any such offering or as financial advisor to the Company), the fulfillment of such requirements or such filing would have an adverse effect on the offering,

                        (2) during any period of time (not to exceed ninety (90)
                  days during any period of twelve (12) consecutive months) when the Company is in possession of material, non-public information that the Company would not be required to disclose publicly in the absence of any Securities Act registration of its securities, and the disclosure of which would be materially injurious to the Company, or

                        (3) during any period of time (not to exceed ninety (90)
                  days during any period of twelve (12) consecutive months) when the Company is engaged in, or has determined to engage in and is proceeding diligently with, any program for the purchase of, or any tender offer or exchange offer for, its capital securities, and determines, on advice of nationally


                                     E-A-5
                  recognized independent U.S. counsel knowledgeable in such matters, that such program or offer and the requested registration may not proceed concurrently without violating Regulation M under the Exchange Act;

                  (E) the Company is not required to maintain the effectiveness of a registration statement filed pursuant to Section 3(a)(i) for a period in excess of 90 consecutive days, which period shall be tolled during any period in which the Company invokes its rights under Section 3(f); provided, however, that, from and after the third anniversary of the Closing and receipt thereafter by the Company of written instructions from Purchaser to such effect, in the case of any registration of Registrable Shares on Form S-3 or F-3 which are intended to be offered on a continuous or delayed basis, such 90-day period shall be extended until all such Registrable Securities are sold, provided that Rule 415, or any successor rule under the Securities Act, permits an offering on a continuous or delayed basis, provided further that applicable rules under the Securities Act governing the obligation to file a post-effective amendment permit, in lieu of filing a post-effective amendment which (1) includes any prospectus required by Section 10(a) of the Securities Act or (2) reflects facts or events representing a material or fundamental change in the information set forth in the registration statement, the incorporation by reference of information required to be included in (1) and (2) above to be contained in periodic reports filed pursuant to Section 12 or 15(d) of the Exchange Act in the registration statement and provided further that Purchaser shall give the Company written notice, with a copy to St. Paul, at least ten business days prior to the beginning of any fiscal quarter in which Purchaser intends to attempt to sell, transfer or otherwise distribute any Common Shares pursuant to this subsection (E) which are offered on a continuous or delayed basis, which notice shall specify the aggregate number of Common Shares Purchaser intends to attempt to sell, transfer or dispose of in such fiscal quarter:

                  (F) and shall not be required to file or maintain any
            registration statement that permits a delayed or continuous offering to be made for more than 30 consecutive days, which period shall be tolled during any period in which the Company invokes its rights under Section 3(f), after such registration statement becomes effective;

                  (G) any underwriting agreement entered into in connection with any public offering pursuant to this Section 3 shall contain a provision pursuant to which the managing underwriter of any such public offering shall agree to use its reasonable best efforts to avoid selling Registrable Shares to any one person or group of related persons (other than another dealer acting as an underwriter or member of any selling group in connection with such public offering) if, as a result of such sale, any person would beneficially or of record own directly or indirectly through a foreign corporation, or constructively under applicable rules contained in the Internal Revenue Code of 1986, as amended (the "Code"), more than 9.9% of the Voting Securities; and


                                     E-A-6

                  (H) Purchaser is entitled to designate any one or more lawful methods of distribution permitted pursuant to the registration statement (including a firm commitment underwriting) to be the method of distribution for the registration pursuant to this Section 3(a), and Purchaser will sell its Registrable Shares included in the registration in the designated methods (and, in the case of any underwriting, on the same terms and conditions as the Company and any other selling shareholder); the intended methods of distribution shall be indicated in the Demand Request and shall be finally determined prior to filing the registration statement. In any distribution pursuant to a Demand Request involving an underwriter, Purchaser is entitled to select any nationally recognized investment banking firm to act as underwriter, provided that with respect to any Demand Requests and piggy-back registrations for which the Company bears the costs and expenses pursuant to Section 3(g), such selection of an underwriter by Purchaser is subject to the consent of the Company, such consent not to be unreasonably withheld.

            (iii) Subject to Section 3(c), the Company may elect to include in any registration statement filed pursuant to this Section 3(a) any Common Shares to be issued by it or held by any of its Subsidiaries or by any other shareholders only to the extent such shares are offered and sold pursuant to, and on the terms and subject to the conditions of, any underwriting agreement or distribution arrangements entered into or effected by the Demanding Shareholders.

            (iv) Purchaser may withdraw a Demand Request at any time. A Demand Request withdrawn pursuant to this Section 3(a)(iv) is deemed not to have been made for purposes of Section 3(a) and is of no further effect if and only if Purchaser pays or reimburses the Company for all expenses and costs incurred by the Company in connection with such Demand Request.

      (b) "Piggy-Back" Rights. If at any time after the Closing the Company proposes to register, for its own account or for the account of any shareholder, any Common Shares on a registration statement on Form S-1, S-2 or S-3 (or Form F-1, F-2 or F-3) or any similar or successor to such Forms under the Securities Act for purposes of a public offering of such Common Shares, other than pursuant to a Demand Request, Purchaser has the right to include any Registrable Shares in such registration. The Company shall give prompt written notice of any such proposal, including the intended method of distribution of such Common Shares, to Purchaser. Subject to Section 3(c), upon the written request (a "Piggy-Back Request") of Purchaser, given within fifteen (15) business days after the transmittal of any such written notice, the Company will use its reasonable best efforts to include in such public offering any or all of the Registrable Shares then held by Purchaser or, if applicable, the Purchaser Group, to permit the sale of such Registrable Shares pursuant to the intended method or methods of distribution; provided that any participation in such public offering by Purchaser must be on substantially the same terms as the Company's and each other shareholder's participation therein; and provided further, that the total number of Common Shares to be included in any such public offering may not exceed the Maximum Number (as defined below), and Common Shares must be allocated to give effect to this proviso as provided in Section 3(c). Purchaser has the right to withdraw a Piggy-Back Request by giving written notice to the Company of its election to withdraw such


                                     E-A-7
      request at least five (5) business days prior to the proposed filing date of such registration statement. Each Piggy-Back Request by Purchaser must specify the members of the Purchaser Group whose Registrable Shares are to be included in the registration and the number of shares for each such member. The Company is entitled to select any nationally recognized investment banking firm as underwriter in a registration pursuant to this
      Section 3(b).

      (c) Allocation of Securities Included in a Public Offering. If the managing underwriter or placement agent for any public offering effected pursuant to Section 3(a) or Section 3(b) (or, if there is none, a nationally recognized investment banking firm acting as financial advisor to the Company) advises the Company and Purchaser in writing that the number of Common Shares sought to be included in such public offering (including those sought to be offered by the Company and those sought to be offered by St. Paul and Purchaser) exceeds the maximum number of Common Shares whose inclusion in such public offering would not be reasonably likely to have an adverse effect on the price, timing or distribution of the Common Shares included in such public offering (the "Maximum Number"), the Company shall allocate Common Shares to be included in such public offering up to the Maximum Number as follows:

            (i) in the case of any registration pursuant to Section 3(a), first to the Demanding Shareholders, subject, if applicable, to allocation below the Maximum Number in such manner as they may agree among themselves; then, as to any excess, to the Company; and

            (ii) in the case of any registration pursuant to Section 3(b), first to the Company for its own account; then to Purchaser and each other shareholder designated by the Company, subject to allocation below the Maximum Number pro rata according to the number of Registrable Shares held by the Purchaser Group or by such other shareholder, as the case may be.

Purchaser may allocate any allocation made to it pursuant to this Section 3(c) among the members of the Purchaser Group as it wishes. The Company may allocate any allocation made to it pursuant to Section 3(c)(i) among itself, its Subsidiaries and its shareholders as it wishes, and may allocate any allocation made to it for its own account pursuant to Section 3(c)(ii) among itself and its Subsidiaries as it wishes.

      (d) Indemnification.

            (i) The Company shall indemnify, to the extent permitted by law, and hold harmless Purchaser and each member of the Purchaser Group and each underwriter against any losses, claims, damages or liabilities, joint or several, or actions in respect thereof ("Claims"), to which such indemnified party may become subject, under the Securities Act or otherwise, insofar as such Claims arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement, in any prospectus or preliminary prospectus included in such registration statement or in any amendment or supplement thereto filed with the SEC (collectively, "Registration Documents") or insofar as such Claims arise out of or are based upon the omission or alleged omission to state in any Registration Document a material fact required to be stated therein or necessary to make the statements made


                                     E-A-8
      therein not misleading, and will reimburse any such indemnified party for any legal or other expenses reasonably incurred by such indemnified party in investigating or defending any such Claim as such expenses are incurred; provided that the Company is not liable in any such case to the extent that any such Claim arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any Registration Document in reliance upon and in conformity with written information furnished to the Company by or on behalf of such indemnified party specifically for use in the preparation of such Registration Document.

            (ii) In connection with any registration in which Purchaser is participating, Purchaser shall indemnify, to the extent permitted by law, and hold harmless the Company and each underwriter against any Claims to which each such indemnified party may become subject under the Securities Act or otherwise, insofar as such Claims arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Registration Document, or insofar as any claims arise out of or are based upon the omission or alleged omission to state in any Registration Document a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that such indemnification is payable only if, and to the extent that, any such Claim arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any Registration Document in reliance upon and in conformity with written information furnished to the Company by or on behalf of Purchaser or any member of the Purchaser Group specifically for use in the preparation of such Registration Document.

            (iii) Any person entitled to indemnification under Section 3(d)(i) or (ii) above shall notify promptly the indemnifying party in writing of the commencement of any Claim if a claim for indemnification in respect thereof is to be made against an indemnifying party under this Section 3(d), but the omission of such notice shall not relieve the indemnifying party from any liability which it may have to any indemnified party otherwise than under Section 3(d)(i) or (ii). In case any action is brought against an indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party is entitled to participate in, and, to the extent that it chooses, to assume the defense thereof with counsel reasonably acceptable to the indemnified party, who may be counsel for the indemnifying party unless the indemnified party reasonably concludes such counsel would have a conflict of interest in representing both indemnified and indemnifying parties (provided, that the Company is not responsible for the fees and expenses of more than one counsel for all indemnified parties with respect to any Claim or group of Claims alleged to have arisen from similar facts); and, after notice from the indemnifying party to the indemnified party that it so chooses, the indemnifying party is not liable for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof other than reasonable costs of investigation. The indemnifying party is not liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. No indemnifying party may, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in


                                     E-A-9
      respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

            (iv) If for any reason the foregoing indemnity is unavailable to, or is insufficient to hold harmless, an indemnified party in respect of any Claim, (a) if the indemnified party is an underwriter, then each indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of any Claim in such proportion as is appropriate to reflect the relative benefits received by Purchaser and the Company, on the one hand, and the indemnified party, on the other, from the offering of securities to which such Registration Documents relate,
      (b) as between the Company and Purchaser, the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of any Claim in such proportion as is appropriate to reflect the relative benefits to and the relative fault of the indemnifying party, on the one hand, and the indemnified party, on the other, in connection with the statements or omissions that resulted in such Claims, as well as any other relevant equitable considerations. If, however, the allocation provided in clause (a) or (b) of the immediately preceding sentence is not permitted by applicable law, or if the indemnified party failed to give the notice required by clause (iii) above, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party in such proportion as is appropriate to reflect both the relative benefits and the relative fault of the indemnifying party and the indemnified party in connection with the statements or omissions that resulted in such Claims as well as any other relevant equitable considerations. The relative benefits received by Purchaser and the Company, on the one hand, and by the underwriters, on the other, shall be deemed to be in the same proportion as the total net proceeds from the offering of the securities (before deducting expenses) received by Purchaser and the Company, on the one hand, bear to the total underwriting discounts and commissions received by the underwriters, on the other hand, in connection with such offering. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable in respect of any Claim shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such Claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) is entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

            (v) As a condition to their obligations under this Section 3(d), each of the Company and Purchaser must have received from each underwriter of Registrable Shares included in a registration statement filed under the Securities Act pursuant to Section 3(a) or 3(b) an undertaking to indemnify, to the extent permitted by law, and hold harmless the Company and Purchaser against (or if such indemnity is unavailable or is insufficient to hold harmless an indemnified party, to provide contribution, on substantially the same basis provided to such underwriter in accordance with Section 3(d)(iv), in respect of) any


                                     E-A-10

      Claims to which each such indemnified party may become subject under the Securities Act or otherwise, insofar as such Claims arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Registration Document, or insofar as any claims arise out of or are based upon the omission or alleged omission to state in any Registration Document a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that such indemnification (or contribution, as the case may be) shall be payable only if, and to the extent that, any such Claim arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any Registration Document in reliance upon and in conformity with written information furnished to the Company by or on behalf of such underwriter specifically for use in the preparation thereof. Notwithstanding the foregoing, no underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such underwriter otherwise has been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. The obligation of any underwriters to provide indemnification (or contribution, as the case may be) pursuant to this paragraph (v) shall be several in proportion to their respective underwriting commitments and not joint.

            (vi) The maximum liability of Purchaser to indemnify or contribute payments pursuant to this Section 3(d) may not exceed the aggregate net proceeds from the sale of Common Shares (including the sale of Common Shares, if any, pursuant to the exercise of an over-allotment option) to Purchaser in such registration.

            (vii) The obligations of the Company pursuant to this Section 3(d) are in addition to any liability which the Company may otherwise have and extends, upon the same terms and conditions, to each officer, director and general partner of any underwriter or Purchaser and to each person, if any, who controls any underwriter or Purchaser within the meaning of the Securities Act. The obligations of Purchaser pursuant to this Section 3(d) are in addition to any liability which Purchaser may otherwise have and extends, upon the same terms and conditions, to each officer, director and general partner of the Company, any underwriter and to each person, if any, who controls the Company or any underwriter within the meaning of the Securities Act. The obligations of any underwriter pursuant to this
      Section 3(d) are in addition to any liability which such underwriter may otherwise have and extends, upon the same terms and conditions, to each officer, director and general partner of the Company or Purchaser and to each person, if any, who controls the Company or Purchaser within the meaning of the Securities Act.

            (viii) The indemnification provisions set forth in this section are the sole and exclusive remedy of the parties hereto for any and all claims for indemnification under this Agreement.

      (e) Requirements with Respect to Registration. If and whenever the Company is required by the provisions hereof to use its reasonable best efforts to register any Registrable Shares under the Securities Act, the Company shall, as promptly as practicable:


                                     E-A-11

            (i) Prepare and file with the SEC a registration statement with respect to such Registrable Shares and use its reasonable best efforts to cause such registration statement to become and remain effective for the periods specified herein.

            (ii) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement current and to comply with the provisions of the Securities Act and any regulations promulgated thereunder with respect to the sale or other disposition of such Registrable Shares, for as long as a prospectus relating to any such Registrable Shares is required to be delivered under the Securities Act, subject to the limitation in Section 3(a)(ii)(F).

            (iii) Furnish to each member of the Purchaser Group participating in the offering copies (in reasonable quantities) of summary, preliminary, final, amended or supplemented prospectuses, in conformity with the requirements of the Securities Act and any regulations promulgated thereunder, and other documents as reasonably may be required in order to facilitate the disposition of such Registrable Shares, but only while the Company is required under the provisions hereof to keep the registration statement current.

            (iv) Use its reasonable best efforts to register or qualify the Registrable Shares covered by such registration statement under such other securities or blue sky laws of such jurisdictions in the United States as the managing underwriter or placement agent (or, if none, Purchaser) shall reasonably request, and do any and all other acts and things which may be reasonably necessary to enable such managing underwriter, placement agent or Purchaser to consummate the disposition of the Registrable Shares in such jurisdictions; provided, however, that in no event is the Company required to qualify to do business as a foreign corporation in any jurisdiction where it is not so qualified; to execute or file any general consent to service of process under the laws of any jurisdiction; to take any action that would subject it to service of process in suits other than those arising out of the offer and sale of the securities covered by the registration statement; or to subject itself to taxation in any jurisdiction where it has not theretofore done so unless the Company shall have received a reasonably satisfactory indemnity in respect thereto; or to subject itself to any insurance regulation in any jurisdiction in which it has not theretofore been so subject.

            (v) Notify Purchaser, at any time when a prospectus relating to any Registrable Shares covered by such registration statement is required to be delivered under the Securities Act, of the Company's becoming aware that the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and, subject to the limitation in Section 3(a)(ii), promptly prepare and furnish to Purchaser and each underwriter a reasonable number of copies of a prospectus supplemented or amended so that, as thereafter delivered to the purchasers of the Registrable Shares, such prospectus shall not include an untrue statement of a material fact or omit to state a


                                     E-A-12
      material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

            (vi) As soon as practicable after the effective date of such registration statement, and in any event within eighteen (18) months thereafter, make generally available to Purchaser an earnings statement (which need not be audited) covering a period of at least twelve (i2) consecutive months beginning after the effective date of the registration statement, which earning statement shall satisfy the provisions of Section 11(a) of the Securities Act, including at the Company's option, Rule 158 thereunder.

            (vii) Deliver promptly to Purchaser, upon Purchaser's written request, copies of all correspondence between the SEC and the Company, its counsel or auditors and all memoranda relating to discussions with the SEC or its staff with respect to the registration statement and permit Purchaser to do such investigation, upon reasonable advance notice, with respect to information contained in or omitted from the registration statement as it deems reasonably necessary. Purchaser agrees that it will use its reasonable best efforts not to interfere unreasonably with the Company's business when conducting any such investigation. Purchaser shall not, and shall not permit any member (other than a member controlling Purchaser) of the Purchaser Group and shall use its reasonable best efforts to cause any member of the Purchaser Group controlling Purchaser and any underwriter in connection with such offering not to, disclose any material non-public information received from the Company pursuant to this
      Section 3(e)(vii) unless such material non-public information becomes generally known on a non-confidential basis other than as a result of the breach of any obligation of confidentiality.

            (viii) The Company agrees that it will use its reasonable best efforts to obtain "cold comfort" letters from the Company's independent public accountants (including one letter when such registration statement goes effective and one at the closing) in customary form and covering such matters of the type customarily covered by such "cold comfort" letters.

            (ix) Enter into underwriting or placement agreements in the customary form, including, without limitation, representations and warranties and indemnification and contribution provisions for any underwriter or placement agent selling Registrable Shares hereunder.

            (x) Use its commercially reasonable efforts to qualify (and remain qualified) for registration on Form S-3 or F-3, as applicable.

      (f) Use of Registration Statement. Purchaser shall, and shall cause each other member (other than a member controlling Purchaser) of the Purchaser Group and shall use its reasonable best efforts to cause each member of the Purchaser Group controlling Purchaser and each underwriter in connection with any public offering to, upon receipt by Purchaser of the Company's notice pursuant to
Section 3(e)(v), promptly discontinue the disposition of Registrable Shares pursuant to the prospectus and registration statement contemplated by such notice, until such time as Purchaser and the underwriters have received copies of the amended or supplemented prospectus contemplated by Section 3(e)(v) and upon such receipt by Purchaser,


                                     E-A-13

Purchaser shall, and shall use its reasonable best efforts to cause each underwriter in connection with any public offering to, deliver to the Company all copies in the possession of Purchaser or any such underwriter at the time of receipt by Purchaser of the Company's notice pursuant to Section 3(e)(v) of any prospectus covering Registrable Shares.

      (g) Expenses.

            (i) The Company shall pay (to the extent permitted by the Bermuda Companies Act 1981 as then in effect) the Registration Expenses (other than underwriting discounts and commissions, which shall be borne by Purchaser) incurred in connection with the first two Demand Requests, and Purchaser shall pay the Registration Expenses (including the underwriting discounts and commissions) incurred in connection with all other Demand Requests, provided that in each case, each of the Company and Purchaser shall pay the expenses of its own legal counsel and provided further, that to the extent the Company files a registration statement in response to a Demand Request made prior to the first anniversary of the Closing, Purchaser will pay the Registration Expenses (including the underwriting discounts and commissions) and such Demand Request shall not be considered one of the first two Demand Requests for purposes of this Section 3(g)(i).

            (ii) With respect to the Registration Expenses (other than underwriting discounts and commissions, which shall be borne by Purchaser) incurred in connection with any piggy-back registration under Section 3(b), Purchaser shall only pay such portion of such expenses that is equal to the fraction, (A) the numerator of which is the number of Registrable Shares registered (subject to any cutback) pursuant to the applicable Piggy-Back Request of Purchaser, and (B) the denominator of which is the total number of Common Shares registered under the applicable registration statement.

      (h) Certain Obligations of Purchaser. Purchaser shall provide such information to the Company as the Company may reasonably request in connection with any registration hereunder of Registrable Shares for Purchaser's account and shall dispose of any such Registrable Shares pursuant to any registration hereunder in the manner contemplated thereby, and shall notify the Company in writing if it becomes aware of any material change or inaccuracy in such information.

      (i) Transfer of RenRe Option. In the event Purchaser transfers the RenRe Option to one or more transferees pursuant to Section 6(c) of the RenRe Option Agreement, following execution by any such transferee and delivery to the Company of an instrument reasonably acceptable to the Company acknowledging that such transferee has become a party to this Agreement and assumed Purchaser's rights and obligations hereunder, all references herein to Purchaser with respect to Registrable Shares consisting of Common Shares issuable pursuant to the RenRe Option Agreement shall be deemed to apply (i) in the case of a transfer of the RenRe Option in whole, solely to the transferee of the RenRe Option and (ii) in the case of a transfer of the RenRe Option in part, collectively either to the transferees of the RenRe Option or, if Purchaser has retained a portion of the RenRe Option, to Purchaser and such transferee(s). The Company shall be entitled to rely solely upon the instructions of Purchaser or the transferee of the RenRe Option designated in writing by RenRe with respect to any rights granted hereunder


                                     E-A-14
to the holders of Registrable Option Shares. The number of demand and piggy back registration rights afforded Purchaser hereunder shall apply in aggregate to Purchaser and any and all said transferees, without any increase in the number of said demand and piggy back registration rights. There are no registration rights with respect to the RenRe Option itself.

      (j) Lock-up Arrangements. Purchaser agrees that, upon the request of the Company, it shall agree to any lock-up arrangement requested by any underwriter for up to a 90 day period following the effectiveness of any Securities Act registration statement covering the Company's capital securities (but excluding any registration on Form S-8 under the Securities Act or any similar successor form), provided, that if such registration statement relates to a public offering of Common Shares, other than pursuant to a Demand Request, Purchaser has the right to submit a Piggy-Back Request to the Company pursuant to Section 3(b) without regard to the notice requirement in such section.

      (k) Availability of Rule 144. The Company shall use its reasonable best efforts to ensure that the information requirement set forth in paragraph (c) of Rule 144 is satisfied so that the safe harbor provided by Rule 144 is available to Purchaser for all transfers of Registrable Shares made after the 90th day after the Company becomes subject to the reporting requirements of Section 13 of the Exchange Act. Upon request made by Purchaser at any time during such period, the Company will provide Purchaser with a written statement confirming that the Company has been subject to and has complied with the reporting requirements as provided in said paragraph (c), unless the Company has included such a statement in its then-latest annual or quarterly report filed with the SEC.

      (l) Termination of Certain Rights. The rights of Purchaser to make a Piggy-Back Request pursuant to Section 3(b) shall terminate on the first day after the Closing on which Purchaser does not have a right to make a Demand Request pursuant to Section 3(a) (the "Termination Date"); provided that, as to any Registrable Shares that are subject to a Demand Request or Piggy-Back Request duly delivered on or prior to the Termination Date, such termination will be delayed until such shares have been disposed of pursuant to such registration statement or such offering has been completed or abandoned.

4. Standstill and Voting Provisions; Share Repurchases.

      (a) Purchaser agrees that except as contemplated in the Investment Agreement, Purchaser and its Subsidiaries will not, and Purchaser will use its commercially reasonable efforts to cause its Affiliates and any officer, employee, agent or representative of Purchaser or such Affiliates (collectively, the "Representatives") to not, directly or indirectly, (i) advise or encourage any party or entity with respect to the voting of any Voting Securities in an attempt to cause a Change in Control of the Company, (ii) initiate or otherwise solicit shareholders of the Company for the granting of any proxy or the approval of one or more shareholder proposals, or induce any other party or entity to seek any proxy or to initiate any shareholder proposal, that in any case results or is designed to result in a Change in Control of the Company, or
(iii) directly or indirectly acquire, announce an intention to acquire, or agree to acquire, by purchase or otherwise, beneficial ownership of any Voting Securities, if, immediately after any such acquisition, Purchaser or any Subsidiary of Purchaser would beneficially or of record own, in the aggregate, more than 19.9% of the Voting Securities then outstanding, except with the prior


                                     E-A-15
written approval of the Company, provided, that nothing herein shall limit the ability of Purchaser or any of its Affiliates to discuss any matter, including a Change in Control of the Company, with St. Paul or any of its Affiliates. A "Change in Control" of the Company is deemed to have occurred if (i) any person or group (as defined for purposes of Section 13 of the Securities Exchange Act of 1934, as amended) (excluding the Company or any Subsidiary thereof) becomes the beneficial owner of more than 50% of the outstanding equity securities of the Company representing the right to vote for the election of directors or (ii) there shall occur a merger, consolidation or other business combination in which the Company is acquired (unless the shareholders of the Company immediately before such business combination own, directly or indirectly, immediately following such business combination, at least a majority of the combined voting power of the entity resulting from such business combination).

      (b) In the event that the Company determines to effect repurchases of its Common Shares (and, if applicable, New Securities, as defined below) in a repurchase program approved by its board of directors, then Purchaser must sell to the Company, on each day on which any Common Shares are so repurchased at a price equal to the average price of repurchases by the Company on such day, such number of Common Shares necessary to limit Purchaser's beneficial ownership interest in the Company to no more than 19.9% of the outstanding Voting Securities (on an Unadjusted Basis (as defined in the Company's bye-laws)) after all such repurchases, or such higher limit as the Company may approve in writing; provided, that Purchaser may require that any repurchases from it by the Company must be at the average purchase price of any repurchases effected by the Company on such day pursuant to Rule 10b-18 under the Exchange Act. The precise number of Common Shares to be repurchased by the Company from Purchaser will be rounded up to the nearest round lot number.

      (c) Notwithstanding anything in Section 4(b) to the contrary, if (i) Purchaser beneficially owns less than 19.9% of the outstanding Voting Securities on an Unadjusted Basis (as defined in the Company's bye-laws) or such higher limit as the Company may approve in writing other than as a result of any voluntary sale of Common Shares by Purchaser, and (ii) Purchaser thereafter purchases Common Shares to maintain such beneficial ownership level at 19.9% or such higher limit as the Company may approve in writing either (A) in accordance with its pre-emptive rights under Section 5 or (B) in the open market, in each case within 60 days after suffering such dilution, then any repurchases by the Company of its Common Shares in the period that is six months plus one day from the trade date of any such purchase by Purchaser in accordance with clause (A) or (B) may only be effected in a manner that either does not trigger Purchaser's obligation pursuant to Section 4(b) to sell back Common Shares to the Company, or would not result in any requirement by Purchaser to disgorge profits pursuant to Section 16(b) of the Exchange Act.

      (d) Purchaser shall use its commercially reasonable efforts to cause all Voting Securities beneficially owned directly or indirectly by it or any Subsidiary to be present for quorum purposes, in person or represented by proxy at every meeting of holders of Common Shares (or, if applicable, in any matter to be acted upon by written consent of shareholders without a meeting).


                                     E-A-16

5. Pre-emptive Rights.

      (a) If the Company proposes to issue (a "Dilutive Transaction") any Common Shares or any securities convertible into or exchangeable for or carrying in any way the right to acquire Common Shares (the "New Securities"), Purchaser will have the right to subscribe for up to such number of New Securities as is necessary to maintain Purchaser' s beneficial ownership interest in the Company at the same percentage owned immediately prior to the Dilutive Transaction (assuming conversion or exchange of the New Securities; provided, however, that Purchaser shall not have a right to subscribe for any New Securities if the ownership of such New Securities would cause Purchaser to beneficially own in excess of 19.9% of the outstanding Voting Securities, or such higher limit as the Company may approve in writing. The precise number of New Securities to be issued to Purchaser will be rounded up to the nearest round lot number. For the avoidance of doubt, the issuance of Common Shares upon the settlement of the Purchase Contracts forming part of the ESUs is deemed to be a Dilutive Transaction.

      (b) If the Company proposes to issue New Securities, it shall give Purchaser 30 days' written notice of its intention, describing the type and number of New Securities and the price and terms upon which the Company proposes to issue the same. Purchaser shall have ten days from the date of receipt of any such notice to agree to purchase up to Purchaser's pro rata share of New Securities specified above for the same price paid to the Company in connection with such Dilutive Transaction (i.e., less underwriting discounts and commissions) by giving written notice to the Company and stating therein the quantity of New Securities to be purchased.

      (c) In the event that Purchaser fails to exercise its pre-emptive right within the ten-day notice period, the Company shall have 120 days thereafter to sell the New Securities with respect to which Purchaser's pre-emptive right was not exercised, upon the same terms specified in the Company's notice to Purchaser (except that underwriting discounts and commissions may be paid), provided that the Company shall not be obligated to issue such New Securities. To the extent the Company does not sell all the New Securities offered within such 120-day period, the Company shall not thereafter issue or sell such New Securities without first again offering such securities to Purchaser in the manner provided above.

      (d) Notwithstanding anything in this Section 5 to the contrary, the parties hereby agree that

            (i) any New Securities issued pursuant to (A) any director or employee benefit plans of the Company or (B) any acquisition transaction engaged in by the Company are not to be deemed Dilutive Transactions and that, consequently, no preemptive rights will attach with respect to New Securities issued pursuant to clauses (A) and (B);

            (ii) Purchaser's pre-emptive rights to subscribe for New Securities will terminate without any further action by either party hereto at such time as Purchaser beneficially owns less than 6.25% of the outstanding Common Shares;

            (iii) Purchaser shall have no pre-emptive rights with respect to any proposed Dilutive Transaction if (A) to the extent a proposed Dilutive Transaction is an


                                     E-A-17
      underwritten public offering, the underwriters request a reduction of the number of New Securities to be issued, or (B) prior to a Dilutive Transaction a nationally recognized investment bank mutually agreed by the parties advises Purchaser and the Company in writing that Purchaser exercising pre-emptive rights in connection with such Dilutive Transaction would materially hinder or interfere with such proposed Dilutive Transaction;

            (iv) with respect to any New Securities that are securities convertible into or exchangeable for or carrying in any way the right to acquire Common Shares ("Convertible New Securities"), the terms of such Convertible New Securities issuable to Purchaser upon exercise of the pre-emptive rights shall contain provisions which preclude conversion into or exchange for the underlying Common Shares until such time as Purchaser's ownership of Voting Securities measured immediately after such conversion or exchange is no more than 19.9% of the total number of outstanding Voting Securities, or such higher limit as the Company may approve in writing. Ownership for this purpose will be determined under
      Section 958 of the Code. These special limitations on conversions or exchanges shall lapse upon a transfer of the Convertible New Securities by Purchaser to a person with which Purchaser has no constructive ownership relationship under Section 958 of the Code; and

            (v) Purchaser shall have no pre-emptive rights in the event of an issuance of Common Shares upon the conversion or exchange of New Securities with respect to the issuance of which Purchaser had pre-emptive rights.

      (e) Cooperation.

            (i) For so long as Purchaser has the right to exercise any pre-emptive rights pursuant to this Section 5, each party hereto shall use its commercially reasonable efforts to obtain all authorizations, consents, orders and approvals of all governmental authorities and officials that may be or become necessary in connection with Purchaser's exercise of such rights, and will cooperate reasonably with the other party in promptly seeking to obtain all such authorizations, consents, orders and approvals. The parties hereto agree to cooperate reasonably, complete and file any joint applications for any authorizations from any governmental authorities reasonably necessary or desirable to effectuate the transactions contemplated by this Section 5. The parties hereto agree that they will keep each other apprised of the status of matters relating to the exercise of the pre-emptive rights contemplated under this Section 5, including reasonably promptly furnishing the other with copies of notices or other communications received by the Company or Purchaser, from all third parties and governmental authorities with respect to the pre-emptive rights contemplated by this Section 5.

            (ii) For so long as Purchaser has the right to exercise any pre-emptive rights pursuant to this Section 5, the Company and Purchaser agree to reasonably promptly prepare and file, if necessary, any filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "DOJ") in order to enable Purchaser to exercise such pre-emptive rights under this Section 5. Each party hereby


                                     E-A-18
      covenants to cooperate reasonably with the other such party to the extent reasonably necessary to assist in making any reasonable supplemental presentations to the FTC or the DOJ, and, if requested by the FTC or the DOJ, to reasonably promptly amend or furnish additional information thereunder.

            (iii) Any reasonable out-of-pocket costs and expenses arising in connection with actions taken pursuant to this Section 5(e) shall be borne by Purchaser.

      6. Specific Performance. Each of Purchaser and the Company acknowledges that the other party would not have an adequate remedy at law for money damages if any of the covenants or agreements of the other party in this Agreement were not performed in accordance with its terms and therefore agrees that the other party shall be entitled to specific enforcement of such covenants or agreements and to injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

      7. Legend. Each of the Company and Purchaser agrees that the certificates for the Shares and the RenRe Option shall bear the following legend thereon, which legend shall remain until the date the securities represented by such certificates are transferred in accordance with the provisions of this Agreement. In the event of the termination of this Agreement pursuant to Section 13, the second sentence of the legend shall be removed:

      THESE SECURITIES WERE SOLD IN A PRIVATE PLACEMENT, AND ANY COMMON SHARES ISSUED UPON EXERCISE HEREOF WILL BE ISSUED AND SOLD, WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AND MAY BE OFFERED OR SOLD ONLY IF REGISTERED UNDER THE SECURITIES ACT OF 1933 OR IF AN EXEMPTION FROM REGISTRATION IS AVAILABLE. THESE SECURITIES ARE SUBJECT TO THE PROVISIONS OF A TRANSFER RESTRICTIONS, REGISTRATION RIGHTS AND STANDSTILL AGREEMENT DATED ___________________, 2002, BY AND BETWEEN THE ISSUER AND THE PURCHASER IDENTIFIED THEREIN, AND MAY NOT BE SOLD OR TRANSFERRED EXCEPT IN ACCORDANCE THEREWITH.

      8. Entire Agreement. This Agreement, the Investment Agreement, the Services Agreement, the RenRe Option Agreement and the Confidentiality Agreement (which Confidentiality Agreement shall terminate as of Closing), contain the entire understanding of the parties with respect to the subject matter of such agreements. This Agreement may not be amended or any provision waived except by a writing signed, in the case of an amendment, by each party hereto and, in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof unless the other party is materially prejudiced thereby, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights and remedies provided by law.

      9. Assignment. This Agreement is not assignable by either of the parties without the prior written consent of the other, except that this Agreement may be assigned by the Purchaser to (1) any Subsidiary of Purchaser that is a Foreign Corporation (as defined in the Investment


                                     E-A-19

Agreement) and a Qualified Institutional Buyer (as such term is defined in Rule 144A under the Act), provided that such assignee enters into an assumption agreement reasonably satisfactory to the Company, and, provided further that no assignment pursuant to this clause shall relieve Purchaser of its obligations hereunder, and (ii) Purchaser may assign in whole or in part its rights and obligations under this Agreement (excluding Sections 4 and 5 hereof) to any transferee of Registrable Shares representing more than 4% of the outstanding Common Shares. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

      10. Severability. If any term, provision or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and restrictions of this Agreement shall remain in full force and effect, unless such action would substantially impair the benefits to either party of the remaining provisions of this Agreement.

      11. Notices. Any notices and other communications required to be given pursuant to this Agreement shall be deemed to have been duly given or made as of the date delivered or mailed if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested), or delivered by facsimile or by telex, as follows:

      If to the Company:

              Platinum Underwriters Holdings, Ltd.
              Clarendon House
              2 Church Street
              Hamilton HM (11)
              Bermuda
              Attention: General Counsel
              Telecopier: (441) 292-4720

      with copies to:

              Linda E. Ransom
              Dewey Ballantine LLP
              1301 Avenue of the Americas
              New York, New York 10019
              Telecopier: (212) 259-6333

      If to Purchaser:

              RenaissanceRe Holdings Ltd.
              Renaissance House
              8-12 East Broadway
              Pembroke HM19 Bermuda
              Attention: Stephen H. Weinstein, General Counsel
              Telecopier: (441) 296-5037


                                     E-A-20
      with copies to:

              John S. D'Alimonte
              Willkie Farr & Gallagher
              787 Seventh Avenue
              New York, New York 10019
              Telecopier:  (212) 728-8111

      12. Effectiveness of Agreement. This Agreement shall become effective only upon the execution and delivery of this Agreement by the parties hereto and the occurrence of the Closing under the Investment Agreement.

      13. Termination. This Agreement shall terminate upon the occurrence of any of the following:

      (a) the written agreement of the Company and Purchaser to terminate this Agreement; or

      (b) Purchaser shall cease to own Voting Securities.

provided, that the provisions set forth in Section 4(a) hereof will continue in effect until six months after the termination of this Agreement.

      14. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

      15. Governing Law, etc. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to the conflicts of laws rules of such State. This Agreement may be executed in one or more counterparts, which together will constitute a single agreement.

      16. Jurisdiction. Except as otherwise expressly provided in this Agreement, the parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York or, if such court shall not have jurisdiction over such suit, any New York State court sitting in New York City, so long as such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of New York, and each of the parties hereby irrevocably consents only with respect to such suits, actions or proceedings to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Without limiting the foregoing, each party agrees that service of process on such party by hand delivery as provided in Section 11 shall be deemed effective service of process on such party.


                                     E-A-21

      17. Waiver of Jury Trial. Each of the parties hereto irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

      18. Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.


                                     E-A-22

      If you are in agreement with the foregoing, please sign the accompanying copy of this letter and return it to the Company, whereupon this letter shall be a binding agreement between you and the Company.

                                              Very truly yours,

                                              PLATINUM UNDERWRITERS HOLDINGS,
                                              LTD.


                                              By:
                                                 ----------------------------
                                              Name:
                                              Title:

Accepted and agreed as of the date first written above:

RENAISSANCERE HOLDINGS, LTD.


By:
   ---------------------------
Name:
Title:


                                     E-A-23

                                                                       EXHIBIT B

                         RENAISSANCERE OPTION AGREEMENT

NONE OF THE RENRE OPTION (AS DEFINED BELOW) AND THE COMMON SHARES DELIVERABLE UPON EXERCISE OF THE RENRE OPTION HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933. NEITHER THE RENRE OPTION, NOR ANY INTEREST THEREIN, NOR ANY COMMON SHARES DELIVERABLE UPON EXERCISE THEREOF MAY BE ASSIGNED OR OTHERWISE TRANSFERRED, DISPOSED OF OR ENCUMBERED EXCEPT FOLLOWING RECEIPT BY PLATINUM UNDERWRITERS HOLDINGS, LTD. (THE "COMPANY") OF EVIDENCE SATISFACTORY TO IT, WHICH MAY INCLUDE AN OPINION OF UNITED STATES COUNSEL, THAT SUCH TRANSFER DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR STATE SECURITIES LAWS AND UPON OBTAINMENT OF ANY REQUIRED GOVERNMENT APPROVALS. TRANSFER (AS DEFINED IN THE COMPANY'S BYE-LAWS) OF THE RENRE OPTION OR ANY INTEREST THEREIN, OR ANY COMMON SHARES DELIVERABLE UPON EXERCISE THEREOF, MAY BE DISAPPROVED BY THE BOARD OF DIRECTORS OF THE COMPANY IF, IN ITS REASONABLE JUDGMENT, IT HAS REASON TO BELIEVE THAT SUCH TRANSFER MAY EXPOSE THE COMPANY, ANY SUBSIDIARY THEREOF, ANY SHAREHOLDER OR ANY PERSON CEDING INSURANCE TO THE COMPANY OR ANY SUCH SUBSIDIARY TO ADVERSE TAX OR REGULATORY TREATMENT IN ANY JURISDICTION. COMMON SHARES OBTAINED UPON EXERCISE OF THE RENRE OPTION ARE SUBJECT TO SUBSTANTIAL RESTRICTIONS ON TRANSFER AS SET FORTH IN SECTION 6(C) OF THIS OPTION AGREEMENT.

      This OPTION AGREEMENT is made this [_] day of September 2002 between PLATINUM UNDERWRITERS HOLDINGS, LTD., a company organized under the laws of the Islands of Bermuda (the "Company"), and RENAISSANCERE HOLDINGS LTD., a company organized under the laws of the Islands of Bermuda ("RenRe").

                                    RECITALS:

      WHEREAS, the Company is contemplating an initial public offering (the "Public Offering") of its common shares of par value U.S. $0.01 per share (the "Common Shares");

      WHEREAS, RenRe and the Company have entered into an Investment Agreement, dated as of September 20, 2002 (the "Investment Agreement") in which RenRe and the Company have set forth certain terms of their continuing relationship following the Public Offering; and

      WHEREAS, as contemplated by the Investment Agreement, contingent upon the consummation of the Public Offering, RenRe will purchase from the Company a number of Common Shares determined as set forth in the Investment Agreement and the RenRe Option, as defined below, exercisable under the circumstances specified in this Agreement.

      NOW, THEREFORE, in furtherance of the transactions contemplated by the Investment Agreement, and in consideration of the mutual promises, covenants and agreements set forth


                                     E-B-1
therein and herein, the receipt and sufficiency of which are acknowledged, the parties hereby agree as follows:

1. (a) The Company grants RenRe an option (the "RenRe Option") to purchase for cash up to 2,500,000 Common Shares (the "RenRe Option Shares") following the completion of the Public Offering.

      (b) The RenRe Option is exercisable, at an exercise price per Common Share equal to 120 percent of the initial public offering price per Common Share (the "RenRe Option Price"), in whole or in part at any time prior to the tenth anniversary of the completion of the Public Offering (the "Exercise Period").

      (c) An "Exercise Date" is any day during an Exercise Period, other than a Saturday, Sunday or other day on which banking institutions in New York City or Bermuda are authorized or obligated by law or executive order to close (a "Business Day"). A RenRe Option may be exercised as provided herein until 12:01 A.M., New York City time, on the first day after the expiration of the Exercise Period.

      (d) Notwithstanding anything to the contrary in this Agreement, RenRe's beneficial ownership interest in the Common Shares may not at any time and under any circumstances exceed i9.9% of the then outstanding Common Shares or such higher limit as the Company may approve in writing. It is agreed and understood that, prior to any exercise of the RenRe Option, RenRe shall, if necessary, dispose of such number of Common Shares so that, immediately after any exercise of the RenRe Option, except with the prior written approval of the Company, RenRe will not beneficially own more than 19.9% of the then outstanding Common Shares.

      (e) RenRe Option Shares upon issue will rank equally in all respects with the other Common Shares of the Company, but in no case will any RenRe Option Shares carry any option or other right to subscribe for further additional shares.

      (f) RenRe is not, solely by virtue hereof, entitled to any rights of a shareholder in the Company either at law or in equity.

      (g) Upon any merger, amalgamation, consolidation, scheme of arrangement or similar transaction involving the Company and any third party that is not a subsidiary of the Company, or any sale of all or substantially all the assets of the Company to any third party that is not a subsidiary of the Company (each, a "Transaction") in which all holders of Common Shares become entitled to receive, in respect of such shares, any capital stock, rights to acquire capital stock or other securities of the Company or of any other person, any cash or any other property, or any combination of the foregoing (collectively, "Transaction Consideration"), the RenRe Option shall entitle RenRe to receive all Transaction Consideration that RenRe would have been entitled to if it had exercised the RenRe Option in full immediately prior to the Transaction (to the extent it remains unexercised and without regard to the limitations in Section 1(c) hereof), in each case upon payment by RenRe of the RenRe Option Price as in effect immediately prior to such time. In determining the kind and amount of Transaction Consideration that RenRe would be entitled to receive in respect of any Transaction pursuant to this Section 1(g), RenRe shall be entitled to exercise any rights of election as to the kinds and amounts of consideration receivable


                                     E-B-2
in such Transaction that are provided to holders of Common Shares in such Transactions. Any adjustment in respect of a Transaction pursuant to this
Section 1(g) shall become effective immediately after the effective time of such Transaction, retroactive to any record date therefor. The Company shall take such action as is necessary to ensure that RenRe shall be entitled to receive Transaction Consideration upon the terms and conditions provided in this Section 1(g). Notwithstanding the foregoing, if an adjustment is made pursuant to this
Section 1(g) in respect of a Transaction that involves a Change of Control (as defined below), RenRe shall be entitled to exercise the RenRe Option pursuant to this Section 1(g) without regard to Section 1(c) hereof. A Transaction is deemed to have involved a "Change of Control" if the beneficial owners of the outstanding Common Shares immediately prior to the effective time of such Transaction are not the beneficial owners of a majority of the total voting power of the surviving or acquiring entity in the Transaction, as the case may be, immediately after such effective time.

2. (a) To exercise the RenRe Option in accordance with Section 1(b) hereof, RenRe shall provide written notice to the Company of its intention to exercise all or a portion of the RenRe Option at least ten (10) Business Days prior to the intended Exercise Date (such notice must indicate the number of the RenRe Option Shares RenRe intends to purchase upon exercise of the RenRe Option and must be in writing signed by or on behalf of RenRe and delivered or sent to the Company in accordance with Section 8 hereof).

      (b) The Company shall issue and allot RenRe Option Shares upon exercise of the RenRe Option and payment of the total price payable therefor.

      (c) Concurrently with the issuance of the RenRe Option Shares pursuant to
Section 2(b) above, RenRe shall pay the aggregate RenRe Option Price for any exercise hereunder by wire transfer of immediately available funds to an account specified at least five (5) Business Days in advance by the Company such RenRe Option Price being an amount in U.S. dollars equal to the product of (i) the number of RenRe Option Shares that RenRe intends to purchase pursuant to any exercise of the RenRe Option and (ii) the RenRe Option Price.

      (d) Notwithstanding anything to the contrary in this Agreement, the RenRe Option may not be exercised under this Agreement unless the required regulatory approvals set forth in Section 5 shall have been obtained.

3. (a) In case the Company at any time after the date that the number of Common Shares issuable pursuant to the Public Offering and the RenRe Investment has been determined:

                  (A) declares or pays a dividend or makes any other
            distribution with respect to its capital stock in Common Shares such that the number of Common Shares outstanding is increased,

                  (B) subdivides or splits-up its outstanding Common Shares, such that the number of Common Shares outstanding is increased,

                  (C) combines its outstanding Common Shares into a smaller
            number of Common Shares or


                                     E-B-3

                  (D) effects any reclassification of the Common Shares other than a change in par value (including any such reclassification in connection with an amalgamation or merger in which the Company is the surviving entity or a reincorporation of the Company), the number of Common Shares purchasable upon exercise of the RenRe Option shall be proportionately adjusted so that RenRe will be entitled to receive the kind and number of Common Shares or other securities of the Company which it would have been entitled to receive after the happening of any of the events described above if the RenRe Option had been exercised immediately prior to the happening of such event or any record date with respect thereto. An adjustment made pursuant to this paragraph 3(a) shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

      (b) In case the Company issues rights, options or warrants to all holders of its outstanding Common Shares entitling them to subscribe for or purchase Common Shares at a price per share which is lower at the record date mentioned below than the then Current Market Value (as defined in Section 3(d)), the number of RenRe Option Shares that RenRe may purchase thereafter upon the exercise of the RenRe Option will be determined by multiplying the number of RenRe Option Shares theretofore purchasable upon exercise of the RenRe Option by a fraction, of which the numerator is the sum of (A) the number of Common Shares outstanding on the record date for determining shareholders entitled to receive such rights, options or warrants plus (B) the number of additional Common Shares offered for subscription or purchase, and of which the denominator shall be the sum of (A) the number of Common Shares outstanding on the record date for determining shareholders entitled to receive such rights, options or warrants plus (B) the number of shares which the aggregate offering price of the total number of Common Shares so offered would purchase at the Current Market Value (as defined below in Section 3(d)) per share of Common Shares at such record date. Such adjustment shall be made whenever such rights, options or warrants are issued, and shall become effective immediately after the record date for the determination of shareholders entitled to receive such rights, options or warrants.

      (c) In the event the Company distributes to all holders of its Common Shares any of the capital stock of any of its subsidiaries (each, a "Subsidiary"), the RenRe Option will upon such distribution be deemed to be an option to purchase the kind and number of shares of the capital stock of the Subsidiary which RenRe would have been entitled to receive after such distribution had the RenRe Option been exercised immediately prior to such distribution or any record date with respect thereto. The roll-over of the RenRe Option into an option to purchase shares of capital stock of the applicable Subsidiary pursuant to this Section 3(c) will become effective immediately after the effective date of the distribution of shares of the capital stock of the applicable Subsidiary to shareholders of the Company described above.

      (d) For the purpose of any computation under Section 3(b), the "Current Market Value" of such Common Shares on a specified date is deemed to be the average of the daily closing prices per share for the ten consecutive Trading Days (as defined below) ending on the day before the applicable record date. "Trading Day" means each Monday, Tuesday, Wednesday, Thursday and Friday, other than any day on which the Common Shares are not traded on the applicable securities exchange or on the applicable securities market. The closing price for each day is the reported last sale price regular way or, in case no such reported sale


                                     E-B-4
takes place on such day, the average of the reported closing bid and asked prices regular way, in either case on the New York Stock Exchange or, if the Common Shares are not listed or admitted to trading on such Exchange, on the principal national securities exchange on which the Common Shares are listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange, on the NASDAQ National Market or, if the Common Shares are not listed or admitted to trading on any national securities exchange or quoted on the NASDAQ National Market, the average of the closing bid and asked prices in the over-the-counter market as furnished by any New York Stock Exchange member firm reasonably selected from time to time by the Board of Directors of the Company for that purpose.

      (e) In the event the Company shall, in any calendar year, by dividend or otherwise, distribute to all or substantially all holders of its Common Shares (the "Current Distribution") (i) any dividend or other distribution of cash, evidences of indebtedness, or any other assets or properties (other than as described in Sections 3(a)-(c) above) or (ii) any options, warrants or other rights to subscribe for or purchase any of the foregoing, with a fair value (as determined in good faith by the Company's Board of Directors) per Common Share that, when combined with the aggregate amount per Common Share paid in respect of all other such distributions to all or substantially all holders of its Common Shares within such calendar year, exceeds (1) for calendar year 2003, the Initial Dividend (as defined below) or (2) for any subsequent calendar year, an amount equal to the Initial Dividend increased at a rate of 10% per annum from January 1, 2003, compounded annually on December 31 of each year commencing in 2003 (such excess of the Current Distribution being herein referred to as the "Excess Distribution Amount"), the per share RenRe Option Price in effect immediately prior to the close of business on the date fixed for such payment shall be reduced by the Excess Distribution Amount, such reduction to become effective immediately prior to the opening of business on the day following the date fixed for such payment. The "Initial Dividend" means the distributions described in items (i) and (ii) above paid by the Company to all or substantially all holders of its Common Shares during the 2003 calendar year as determined by the Company' s Board of Directors, up to a maximum of $0.44 per Common Share.

      (f) Whenever the number of Common Shares purchasable by RenRe upon the exercise of the RenRe Option is adjusted, as herein provided, the RenRe Option Price shall be adjusted by multiplying the RenRe Option Price immediately prior to such adjustment by a fraction, of which the numerator shall be the number of RenRe Option Shares purchasable upon the exercise of the RenRe Option immediately prior to such adjustment, and of which the denominator shall be the number of RenRe Option Shares purchasable immediately thereafter.

      (g) No adjustment in the number of RenRe Option Shares purchasable upon the exercise of the RenRe Option need be made under Section 3(b) and (c) if the Company issues or distributes, pursuant to this Agreement, to RenRe the shares, rights, options, warrants, securities or assets referred to in those paragraphs which RenRe would have been entitled to receive had the RenRe Option been exercised prior to the happening of such event or the record date with respect thereto. No adjustment need be made for a change in the par value of the RenRe Option Shares.

      (h) For the purpose of this Section 3, the term "Common Shares" shall mean
(i) the class of stock consisting of the Common Shares of the Company, or (ii) any other class of stock


                                     E-B-5
resulting from successive changes or reclassification of such shares other than consisting solely of changes in par value. In the event that at any time, as a result of an adjustment made pursuant to Section 3(a) above, RenRe will become entitled to receive any securities of the Company other than Common Shares, thereafter the number of such other securities so receivable upon exercise of the RenRe Option and the RenRe Option Price of such securities will be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the RenRe Option Shares contained in paragraphs (a) through (f), inclusive, above; provided, however, that the RenRe Option Price will at no time be less than the aggregate par value of the Common Shares or other securities of the Company obtainable upon exercise of the RenRe Option.

      (i) In the case of Section 3(b), upon the expiration of any rights, options or warrants or if any thereof shall not have been exercised, the RenRe Option Price and the number of Common Shares purchasable upon the exercise of the RenRe Option shall, upon such expiration, be readjusted and shall thereafter be such as they would have been had they been originally adjusted (or had the original adjustment not been required, as the case may be) as if (A) the only Common Shares so issued were the Common Shares, if any, actually issued or sold upon the exercise of such rights, options or warrants and (B) such Common Shares, if any, were issued or sold for the consideration actually received by the Company upon such exercise plus the aggregate consideration, if any, actually received by the Company for the issuance, sale or grant of all such rights, options or warrants whether or not exercised; provided, further, that no such readjustment may have the effect of increasing RenRe Option Price or decreasing the number of Common Shares purchasable upon the exercise of the RenRe Option by an amount in excess of the amount of the adjustment initially made in respect to the issuance, sale or grant or such rights, options or warrants.

      (j) In the case of Section 3(b), on any change in the number of Common Shares deliverable upon exercise of any such rights, options or warrants, other than a change resulting from the antidilution provisions hereof, the number of RenRe Option Shares thereafter purchasable upon the exercise of the RenRe Option shall forthwith be readjusted to such number as would have been obtained had the adjustment made upon the issuance of such rights, options or warrants not converted prior to such change (or rights, options or warrants related to such securities not converted prior to such change) been made upon the basis of such change.

      (k) The Company may at its option, at any time during the term of the RenRe Option, reduce the then current RenRe Option Price to any amount and for any period of time deemed appropriate by the Board of Directors of the Company, including such reductions in the exercise price as the Company considers to be advisable in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights shall not be taxable to the recipients.

4. The Company undertakes to use commercially reasonable efforts to increase its authorized share capital prior to the dates upon which the RenRe Option shall become exercisable to a level sufficient to satisfy any exercise of the RenRe Option.

5. (a) For so long as the RenRe Option is exercisable hereunder, each party hereto shall (i) use its commercially reasonable efforts to obtain all authorizations, consents, orders and approvals of all governmental authorities and officials that may be or become necessary for the


                                     E-B-6
performance of its obligations pursuant to this Agreement and (ii) cooperate reasonably with the other party in promptly seeking to obtain all such authorizations, consents, orders and approvals. The parties hereto agree to cooperate reasonably, complete and file any joint applications for any authorizations from any governmental authorities reasonably necessary or desirable to effectuate the transactions contemplated by this Agreement. The parties hereto agree that they will keep each other apprised of the status of matters relating to the exercise of the RenRe Option, including reasonably promptly furnishing the other with copies of notices or other communications received by the Company or RenRe, from all third parties and governmental authorities with respect to the RenRe Option.

      (b) For so long as the RenRe Option is exercisable, the Company and RenRe agree to reasonably promptly prepare and file, if necessary, any filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "DOJ") in order to enable RenRe to exercise such RenRe Option pursuant to this Agreement. Each party hereby covenants to cooperate reasonably with the other such party to the extent reasonably necessary to assist in making reasonable supplemental presentations to the FTC or the DOJ, and, if requested by the FTC or the DOJ, to reasonably promptly amend or furnish additional information thereunder.

      (c) Any reasonable out-of-pocket costs and expenses arising in connection with actions taken pursuant to this Section 5 shall be borne by RenRe.

6. (a) The RenRe Option and the RenRe Option Shares may not be assigned or otherwise transferred, disposed of or encumbered by RenRe (or any subsequent transferee) in whole or in part except as provided in this Section 6.

      (b) In the event of a merger of RenRe into another person, or a sale, transfer or lease to another person of all or substantially all the assets of RenRe, the RenRe Option or the RenRe Option Shares may be transferred as part of such transaction to the other party to such transaction.

      (c) On and after the date which is the second anniversary of the closing date of the Public Offering, RenRe may transfer the RenRe Option or the RenRe Option Shares, in whole or in part, in one or more private transaction(s) to up to three institutional accredited investors; provided, however, that any proposed transfer is conditioned upon

            (i) receipt by the Company of evidence satisfactory to it, which may include an opinion of United States counsel that such transfer would not require registration under the Securities Act or state securities laws and upon the obtainment of any required government approvals (which approvals the Company agrees to use commercially reasonable efforts to assist in obtaining); and

            (ii) the proposed transferee executing and delivering instruments reasonably acceptable to the Company acknowledging

                  (A) that the RenRe Option and the RenRe Option Shares have not been registered under the Securities Act and, accordingly, the transferee may not offer,


                                     E-B-7
            sell, assign, pledge or otherwise transfer the RenRe Option or any RenRe Option Shares except pursuant to an effective registration statement under the Securities Act covering such RenRe Option Shares or pursuant to an available exemption from the registration requirements of the Securities Act and in compliance with all applicable state securities laws;

                  (B) that the Company is entitled to decline to register any transfer (as defined in the Company' s bye-laws) of RenRe Option Shares, and any transfer of RenRe Option and RenRe Option Shares shall be void, unless (i) such transfer is made pursuant to and in accordance with Rule 144 (provided that the Company (or its designated agent for such purpose) may request a certificate satisfactory to it of compliance by the transferor with the requirements of Rule 144), (ii) such transfer is made pursuant to another available exemption from the registration requirements of the Securities Act (provided that, if not already a party hereto, the intended transferee agrees to abide by the provisions of this
            Section 6(c)(ii), and provided, further, that, if the Company requests, the transferor first provides the Company (or such agent) with evidence satisfactory to it, which may include an opinion of U.S. counsel satisfactory to the Company, to the effect that such transfer is made pursuant to another available exemption from the registration requirements of the Securities Act), (iii) such transfer is made pursuant to an effective registration statement under the Securities Act covering the RenRe Option Shares being transferred, including a registration statement filed pursuant to the Standstill Agreement and in all cases pursuant to this clause
            (B) such transfer is in compliance with all applicable state securities laws (the Company being entitled to waive or modify the foregoing transfer requirements, generally or in any particular case, to the extent that it determines, on advice of U.S. counsel, that compliance with such requirements is not necessary to ensure compliance with the Securities Act or any applicable state securities laws, or such modification is necessary to ensure compliance with the Securities Act or any applicable state securities laws, as the case may be) and (iv) such transferee agrees to be bound by the provisions of this Agreement;

                  (C) that, except as provided below, no RenRe Option Share
            shall be held in book-entry form, and each certificate representing a RenRe Option Share shall be evidenced by a certificate bearing a restrictive legend (the "Legend") substantially in the form set forth below:

            THE COMMON SHARES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTWE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS. SUCH SHARES MAY NOT BE HELD IN BOOK-ENTRY FORM. SUCH SHARES ARE ALSO SUBJECT TO RESTRICTIONS ON TRANSFER (AS DEFINED IN THE BYE-LAWS OF


                                     E-B-8

            THE COMPANY) SET FORTH IN THE TRANSFER RESTRICTIONS, REGISTRATION RIGHTS AND STANDSTILL AGREEMENT, DATED AS OF SEPTEMBER__, 2002, BETWEEN RENAISSANCERE HOLDINGS LTD. AND PLATINUM UNDERWRITERS HOLDINGS, LTD. (THE "COMPANY"), WHICH MAY REQUIRE, AMONG OTHER THINGS, THE PRIOR RECEIPT BY THE COMPANY FROM THE TRANSFEROR OR THE TRANSFEREE OF EVIDENCE SATISFACTORY TO IT, WHICH MAY INCLUDE AN OPINION OF U.S. COUNSEL OR UNDERTAKINGS TO BE BOUND BY SUCH AGREEMENT. SUCH SHARES ARE ALSO SUBJECT TO RESTRICTIONS IN THE BYE-LAWS OF THE COMPANY, INCLUDING RESTRICTIONS ON TRANSFER AND VOTING INTENDED TO ENSURE THAT NO PERSON BECOMES OR IS DEEMED TO BECOME A 10% SHAREHOLDER OF THE COMPANY (AS EXPLAINED IN SUCH BYE-LAWS).

                  (D) that the transferee shall become a party to the Transfer
            Restrictions, Registration Rights and Standstill Agreement, with the attendant rights and obligations thereunder, provided, further, that any proposed transfer may be disapproved by the Board of Directors of the Company if, in their reasonable judgment, they have reason to believe that such transfer may expose the Company, any subsidiary thereof, any shareholder or any person ceding insurance to the Company or any such subsidiary to adverse tax or regulatory treatment in any jurisdiction. in connection with or following any transfer of RenRe Option Shares in accordance with clause (i) or
            (iii) of Section 6(c)(ii)(B) (except in the case of a transfer of RenRe Option Shares to an "affiliate" of RenRe, as such term is defined in the Securities Act, in accordance with clause (i) of
            Section 6(c)(ii)(B)), and upon the surrender of any certificate or certificates representing such RenRe Option Shares to the Company (or such agent), the Company shall cause to be issued in exchange therefore a new certificate or certificates that represent the same Common Shares and do not bear the Legend (or shall permit such shares to be held in book-entry form). The Company shall use commercially reasonable efforts to cause each RenRe Option Share transferred as contemplated by clause (i) or (iii) of Section 6(c)(ii)(B) to be duly listed on each securities exchange, and to be accepted for quotation in each interdealer quotation system, on or in which any Common Shares are listed or quoted at the time of such transfer (provided that the approval for such listing or quotation has been obtained by the Company), in each case so that the RenRe Option Share so transferred will be freely transferable on each such exchange and in each such system to the same extent as the Common Shares then listed thereon or quoted therein; and

                  (E) such transferee shall not become a "10% Shareholder" (as defined in Section 6(d) below) immediately after such transfer (assuming for purposes of this determination that the RenRe Option Shares were actually owned by the transferee); and

            (iii) such transfer not resulting, directly or indirectly, in a transfer to any Specified Person (as defined below) of more than 9.9% of the Common Shares


                                      E-B-9
      outstanding at the time of such transfer, or the right to acquire pursuant to the RenRe Option more than 9.9% of the Common Shares outstanding at the time of such transfer, except in the following circumstances: (A) in connection with any tender offer or exchange offer made to all holders of outstanding Common Shares; (B) to any Wholly Owned Subsidiary (as defined in the Standstill Agreement) of RenRe provided that such Wholly Owned Subsidiary agrees in writing with the Company to the same transfer restrictions as are contained in this Section 6(c); or (C) a transfer by operation of law upon consummation of a merger or consolidation of RenRe into another Person (as defined in the Investment Agreement). For purposes of this Section 6(c)(iii), "Specified Person" means any Person that generates 50% or more of its gross revenue in its most recent fiscal year for which financial statements are available by writing property or casualty insurance or reinsurance.

      (d) In connection with any transfer of all or a portion of the RenRe Option pursuant to Section 6(c), the Company shall prepare an option agreement substantially identical to this Agreement (or, in the case of a partial transfer, option agreements) issuable to the transferee (and transferor, in the case of partial transfer) upon surrender to the Company of the existing option agreement upon consummation of the transfer. Upon said consummation, the transferee shall have such rights and obligations with respect to the number of RenRe Option Shares covered by the portion of the RenRe Option transferred to such transferee as the rights and obligations of RenRe hereunder. As used herein, "10% Shareholder" means a person who owns, in aggregate, (i) directly,
(ii) with respect to persons who are United States persons, by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Code or (iii) beneficially, directly or indirectly, within the meaning of
Section 13(d)(3) of the United States Securities Exchange Act of 1934, issued shares of the Company carrying 10% or more of the total combined voting rights attaching to all issued shares.

      (e) Any transferee of all or part of the RenRe Option pursuant to Section 6(c) hereof (or any subsequent transferee who holds any portion of the RenRe Option as a result of a transfer pursuant to this Section 6(e)) may transfer, in whole but not in part, its portion of the RenRe Option to a subsequent transferee; provided that any such transfer shall be subject to the terms and conditions set forth in Sections 6(c) and 6(d) hereof.

7. The issuance of share certificates upon the exercise of the RenRe Option shall be without charge to RenRe. The Company shall pay, and indemnify RenRe from and against, any issuance, stamp, documentary or other taxes (other than transfer taxes and income taxes), or charges imposed by any governmental body, agency or official by reason of the exercise of the RenRe Option or the resulting issuance of Common Shares.

8. This Agreement may not be amended except in a written instrument signed by the Company and RenRe.

9. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand (with receipt confirmed), or by certified mail, postage prepaid and return receipt requested, or by facsimile addressed as follows (or to such other address as a party may designate by written notice to the others) and shall be deemed given on the date on which such notice is received:


                                     E-B-10

                 If to RenRe:

                 RenaissanceRe Holdings Ltd.
                 Renaissance House
                 8-12 East Broadway
                 Pembroke HM19 Bermuda
                 Attention: Stephen H. Weinstein, General Counsel
                 Facsimile: (441) 296-5037

                 with a copy to:

                 John S. D'Alimonte
                 Willkie Farr & Gallagher
                 787 Seventh Avenue
                 New York, New York 10019
                 Facsimile: (212) 728-8111

                 If to the Company:

                 Platinum Underwriters Holdings, Ltd.
                 Clarendon House
                 2 Church Street
                 Hamilton HM11
                 Bermuda
                 Attention: General Counsel
                 Facsimile: (441) 292-4720

                 with a copy to:

                 Linda E. Ransom
                 Dewey Ballantine LLP
                 1301 Avenue of the Americas
                 New York, New York 10019
                 Facsimile: (212) 259-6333

10. This Agreement, the Standstill Agreement, the Services Agreement, the Confidentiality Agreement (which Confidentiality Agreement shall terminate as of Closing) and the Investment Agreement constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof.

11. This Agreement shall inure to the benefit of and be binding upon the parties hereto, and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.


                                     E-B-11

12. This Agreement may not be assigned by any party hereto, except to a party to whom RenRe transfers the RenRe Option or RenRe Option Shares in accordance with
Section 6 of this Agreement or Section 2 of the Standstill Agreement, and then only in accordance with those sections.

13. The headings contained in this Agreement are for convenience only and do not affect the meaning or interpretation of this Agreement.

14. (a) This Agreement shall be governed by, and construed in accordance with, the law of the State of New York (without regard to principles of conflict of laws).

      (b) The parties hereto shall promptly submit any dispute, claim, or controversy arising out of or relating to this Agreement, including effect, validity, breach, interpretation, performance, or enforcement (collectively, a "Dispute") to binding arbitration in New York, New York at the offices of Judicial Arbitration and Mediation Services, Inc. ("JAMS") before an arbitrator (the "Arbitrator") in accordance with JAMS' Comprehensive Arbitration Rules and Procedures and the Federal Arbitration Act, 9 U.S.C. Sections 1 et seq. The Arbitrator shall be a former judge selected from JAMS' pool of neutrals. The parties agree that, except as otherwise provided herein respecting temporary or preliminary injunctive relief, binding arbitration shall be the sole means of resolving any Dispute. Judgment on any award of the Arbitrators may be entered by any court of competent jurisdiction.

      (c) The costs of the arbitration proceeding and any proceeding in court to confirm or to vacate any arbitration award or to obtain temporary or preliminary injunctive relief as provided in paragraph (d) below, as applicable (including, without limitation, actual attorneys' fees and costs), shall be borne by the unsuccessful party and shall be awarded as part of the Arbitrator's decision, unless the Arbitrator shall otherwise allocate such costs in such decision.

      (d) This Section 14 shall not prevent the parties hereto from seeking or obtaining temporary or preliminary injunctive relieve in a court for any breach or threatened breach of any provision hereof pending the hearing before and determination of the Arbitrator. The parties hereby agree that they shall continue to perform their obligations under this Agreement pending the hearing before and determination of the Arbitrator, it being agreed and understood that the failure to so provide will cause irreparable harm to the other party hereto and that the putative breaching party has assumed all of the commercial risks associated with such breach or threatened breach of any provision hereof by such party.

      (e) The parties agree that the State and Federal courts in The City of New York shall have jurisdiction for purposes of enforcement of their agreement to submit Disputes to arbitration and of any award of the Arbitrator.

15. Capitalized terms used but not defined in this Agreement have the meanings specified in the Investment Agreement.

16. This Agreement becomes effective contingent upon the consummation of the Public Offering automatically and with no action on the part of any person.


                                     E-B-12

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year hereinabove first written.

                                       RENAISSANCERE HOLDINGS LTD.

                                       By: /s/ John M. Lummis
                                          ------------------------------------
                                       Name:   John M. Lummis
                                       Title:  Executive Vice President and
                                               Chief Financial Officer


                                       PLATINUM UNDERWRITERS HOLDINGS, LTD.

                                       By: /s/ Jerome T. Fadden
                                          ------------------------------------
                                       Name:  Jerome T. Fadden
                                       Title: President & CEO


                                       THE ST. PAUL COMPANIES, INC.

                                       By:  /s/ Thomas A. Bradley
                                          ------------------------------------
                                       Name:  Thomas A. Bradley
                                       Title: Executive Vice President and Chief
                                              Financial Officer

                                                                       EXHIBIT C

                  Services and Capacity Reservation Agreement





                                      E-C-1

                  SERVICES AND CAPACITY RESERVATION AGREEMENT


            This Agreement, dated as of November__, 2002, is entered into by and between Platinum Underwriters Holdings, Ltd. ("Platinum"), a company organized and existing under the laws of Bermuda and RenaissanceRe Holdings Ltd. ("RenaissanceRe"), a company organized and existing under the laws of Bermuda.

            WHEREAS, Platinum has requested that RenaissanceRe cause
Renaissance Reinsurance Ltd. or another one or more of its affiliates reasonably acceptable to Platinum (such affiliates, collectively, "Renaissance") to provide certain services and reserve capacity for one or more of Platinum's reinsurance subsidiaries (such subsidiaries, collectively, the "Company");

            WHEREAS, RenaissanceRe has agreed to cause Renaissance to provide services and reserve capacity for the Company pursuant to the terms hereof;

            NOW THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. SERVICES AND CAPACITY RESERVATION TO BE PROVIDED.

      (a) Consulting Services.

            Upon request of Platinum, no more frequently than twice for each Annual Period (as hereinafter defined), in October and March or at such other times as may be agreed to by Renaissance, Renaissance shall:

            (i) following receipt from the Company of necessary information requested by Renaissance pursuant to the final paragraph of this Section 1(a), provide advice and analysis to the Company with respect to the risk measurement and management of the Company's aggregate catastrophe exposures; and

            (ii) analyze such of the Company's property catastrophe treaties as are furnished to Renaissance and provide a retrocession pricing indication, such analysis to indicate which underlying treaties are causing debits and credits in the quotations to be provided under paragraph (b) of this Section 1;

            provided, however, that neither RenaissanceRe nor Renaissance shall make any management decisions on behalf of the Company or undertake to commit the Company to any course of action, and all decisions as to the Company's catastrophe treaties and catastrophe exposure shall be the sole responsibility of the Company.

            All such services (the "Consulting Services") shall be performed by Renaissance from Renaissance's offices located in Bermuda. At no time shall Renaissance render such services to the Company at the Company's offices. It is understood and agreed that nothing herein shall obligate Renaissance to perform services in contravention of other contractual relationships.

            The Company shall provide to Renaissance any information that Renaissance shall reasonably deem necessary to perform such services, subject to any applicable privilege and confidentiality limitations.

      (b) Mandatory Reservation of Retrocessional Capacity.

            Renaissance will provide, upon written request of Platinum and with respect to each Annual Period, a quote for specifically requested non-marine property catastrophe retrocessional coverage for the Company (the "Retrocessional Coverage"). The maximum aggregate amount of Retrocessional Coverage that Renaissance agrees to hold available for the Company shall be US$100,000,000 for each Annual Period. Quotations shall be made at least 30 days before the inception of each Annual Period and shall be made on an excess of loss or proportional basis, as requested by Platinum. Such quotations shall be based on Renaissance's analysis of exposure, limit, retention, exclusions and other treaty terms at the time of the quote and such other factors that Renaissance deems necessary or appropriate. The rates quoted with respect to the Retrocessional Coverage shall not be reduced as a result of the compensation paid by Platinum pursuant to Section 3 of this Agreement.

      (c) Retrocessional Quotations

            With respect to Section 1(b) above, it is mutually understood that it is the parties expectation that the rates quoted will be comparable, as determined solely by Renaissance, to similar third party assumed retrocessional quotations provided by Renaissance.

2. TERM.

            Renaissance shall provide the services described in Section 1 for five consecutive annual periods commencing on October 1, 2002 and ending on September 30, 2007 (the "Annual Periods").

3. PRICE OF SERVICES.

            (a) In consideration for the obligation of Renaissance to provide Consulting Services and mandatory reservation of retrocessional capacity to the Company pursuant to

Section 1 above, Platinum shall pay Renaissance US$4,000,000 at the inception of this Agreement and on each October 1 beginning October 1, 2003 through and including October 1, 2006.

            (b) No later than thirty (30) days after the end of each Annual Period, Platinum shall pay Renaissance an adjustment fee ("Adjustment Fee") equal to the amount, if any, by which 3.5% of the aggregate gross written non-marine non-finite property catastrophe premium (including reinstatements) of the Company (as classified by the Company in accordance with accepted industry practice) for the applicable Annual Period exceeds the amount paid with respect to Section 3(a). In the event that 3.5% of such gross written non-marine non-finite property catastrophe premium (including reinstatements) in an Annual Period is less than or equal to the amount paid with respect to Section 3(a), Renaissance shall not be entitled to an Adjustment Fee for that Annual Period.

            (c) The consideration provided in Section 3(a) and (b) above shall be in addition to any retrocessional premiums paid to Renaissance with respect to the Retrocessional Coverage bound by Renaissance for the benefit of Platinum and the Company

4. CONFIDENTIAL AND PROPRIETARY INFORMATION.

            The parties acknowledge that this Agreement does not constitute a sale, lease, license, or other transfer by Renaissance of any proprietary systems or intellectual property of Renaissance.

5. RELATIONSHIPS AMONG THE PARTIES.

            Nothing in this Agreement shall cause the relationship between the Company on the one hand and Renaissance on the other to be deemed to constitute an agency, partnership or joint venture. The terms of this Agreement are not intended to constitute any of the parties or their affiliates a joint employer for any purpose. Each of the parties agrees that the provisions of this Agreement as a whole are not intended to, and do not, constitute control of the other party (or any affiliates thereof) or provide it with the ability to control such other party (or any affiliates thereof), and each party hereto expressly disclaims any right or power under this Agreement to exercise any power whatsoever over the management or policies of the other (or any affiliates thereof). Nothing in this Agreement shall oblige either party hereto to act in breach of the requirements of any law, rule or regulation applicable to it, including securities, insurance and trade regulation laws and regulations, written policy statements of securities commissions, insurance and other regulatory authorities, and the by-laws, rules, regulations and written policy statements of relevant securities and self-regulatory organizations.

6. GOVERNING LAW.

            This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to its conflict of laws principles.

7. ARBITRATION.

      (a) As a condition precedent to any right of action under this Agreement, any dispute or difference between the parties hereto relating to the formation, interpretation, or performance of this Agreement, or any transaction under this Agreement, whether arising before or after termination, shall be submitted for decision to a panel of three arbitrators (the "Panel") at the offices of Judicial Arbitration and Mediation Services, Inc. in accordance with the Streamlined Arbitration Rules and Procedures of Judicial Arbitration and Mediation Services, Inc.

      (b) The party demanding arbitration shall do so by written notice complying with the terms of Section 11. The arbitration demand shall state the issues to be resolved and shall name the arbitrator appointed by the demanding party.

      (c) Within 30 days of receipt of the demand for arbitration, the responding party shall notify the demanding party of any additional issues to be resolved in the arbitration and the name of the responding party's appointed arbitrator. If the responding party refuses or neglects to appoint an arbitrator within 30 days following receipt of the written arbitration demand, then the demanding party may appoint the second arbitrator, but only after providing 10 days' written notice of its intention to do so, and only if such other party has failed to appoint the second arbitrator within such 10 day period.

      (d) The two arbitrators shall, before instituting the hearing, select an impartial arbitrator who shall act as the umpire and preside over the hearing. If the two arbitrators fail to agree on the selection of a third arbitrator within 30 days after notification of the appointment of the second arbitrator, the selection of the umpire shall be made by the American Arbitration Association. Upon resignation or death of any member of the Panel, a replacement will be appointed in the same fashion as the resigning or deceased member was appointed. All arbitrators shall be active or former officers of property/casualty insurance or reinsurance companies, or Lloyd's underwriters, and shall be disinterested in the outcome of the arbitration.

      (e) Within 30 days after notice of appointment of all arbitrators, the Panel shall meet and determine timely periods for briefs, discovery procedures and schedules for hearings. The Panel shall have the power to determine all procedural rules for the holding of the arbitration, including but not limited to the inspection of documents, examination of witnesses and any other matter relating to the conduct of the arbitration. The Panel shall interpret this Agreement as an honorable engagement and not as merely a legal obligation and shall make its decision considering the custom and practice of the applicable insurance and reinsurance business. The Panel shall be relieved of all judicial formalities and may abstain from following the strict rules of law. The decision of any two arbitrators shall be binding and final. The arbitrators shall render their decision in writing within 60 days following the termination of the hearing. Judgment upon the award may be entered in any court of competent jurisdiction.

      (f) Except as otherwise provided herein, all proceedings pursuant hereto shall be governed by the laws of the State of New York without giving effect to any choice or conflict of laws provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

      (g) The parties agree that any disputes subject to arbitration pursuant to this Section 7 that may also be subject to arbitration proceedings between respective affiliates of the parties shall be consolidated with and subject to arbitration pursuant to this Section 7. The parties further agree that all issues that are limited to a specific foreign jurisdiction under an agreement between the respective affiliates of the parties shall be determined by this Panel pursuant to the consolidation, in reference to the governing law of the applicable agreement.

      (h) Each party shall bear the expense of its own arbitrator and shall share equally with the other party the expense of the umpire and of the arbitration.

      (i) Arbitration hereunder shall take place in New York, New York unless the parties agree otherwise.

8. ASSIGNMENT.

            Neither this Agreement nor the rights or obligations hereunder shall be assignable by either party hereto, by operation of law or otherwise, without the prior written consent of the other party hereto, and any purported assignment shall be null and void. Subject to the foregoing, this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

9. ENTIRE AGREEMENT.

            This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings (oral and written), by and among the parties hereto with respect to the subject matter hereof.

10. NO THIRD PARTY RIGHTS.

            Nothing contained in this Agreement, express or implied, establishes or creates, or is intended or will be construed to establish or create, any right in or remedy of, or any duty or obligation to, any third party.

11. NOTICES.

            All notices, requests, claims, demands, and other communications hereunder will be in writing and shall be deemed to have been duly given if delivered by hand (with receipt confirmed), or by certified mail, postage prepaid and return receipt requested, or by facsimile addressed as follows (or to such other address as a party may designate by written notice to the others) and shall be deemed given on the date on which such notice is received:

                  If to RenaissanceRe:

                           RenaissanceRe Holdings Ltd.
                           Renaissance House
                           8-12 East Broadway
                           Pembroke HM19 Bermuda
                           Attention: Stephen H. Weinstein, General Counsel
                           Facsimile: (441) 296-5037

                  If to Platinum:

                           Platinum Underwriters Holdings, Ltd.
                           Clarendon House
                           2 Church Street
                           Hamilton HM 11
                           Bermuda
                           Attn.: Michael E. Lombardozzi
                           Facsimile: (441) 292-4720

12. COUNTERPARTS.

            This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

13. AMENDMENT; MODIFICATION.

            The parties may by written agreement, subject to any regulatory approval as may be required, (a) extend the time for the performance of any of the obligations or other acts of the parties hereto (b) waive any inaccuracies in the documents delivered pursuant to this Agreement, and (c) waive compliance with or modify, amend or supplement any of the agreements contained in this Agreement or waive or modify performance of any of the obligations of any of the parties hereto. This Agreement may not be amended or modified except by an instrument in writing duly signed on behalf of the parties hereto.

14. WAIVER.

            No failure by any party to take any action or assert any right hereunder shall be deemed to be a waiver of such right in the event of the continuation or repetition of the circumstances giving rise to such right, unless expressly waived in writing.

15. SEVERABILITY.

            To the extent any provision of this Agreement shall be invalid or unenforceable, it shall be considered deleted herefrom and the remaining provisions of this Agreement shall be unaffected and shall continue in full force and effect.

16. HEADINGS.

            Headings contained in this Agreement are for reference purposes only. They shall not affect in any way the meaning or interpretation of this Agreement.

17. CONDITION PRECEDENT.

            The closing of the initial public offering of common stock of Platinum is a condition precedent to the effectiveness of this Agreement and the rights, duties and obligations of the parties hereunder.

18. INDEMNIFICATION

            (a) Platinum unconditionally agrees to indemnify and hold harmless RenaissanceRe, Reniassance and each of its officers, directors, employees, representatives, agents, affiliates and successors (each, an "Indemnified Person"), from and against any and all liabilities of, costs incurred by (including, without limitation, reasonable fees and expenses, including reasonable counsel fees and expenses), or damages to any Indemnified Person arising under or resulting from or in connection with, or in any way related to, this Agreement and the transactions and services contemplated hereby (collectively, "Losses"), including such Losses incurred by third parties for which any Indemnified Person may be liable; provided, however, there shall be excluded from such indemnification any such liabilities, costs or damages that arise out of, or are based upon, any action or failure to act by RenaissanceRe, Renaissance or their respective directors, employees, representatives, agents, affiliates or successors, other than an action or failure to act undertaken at the request of Platinum, that is found in a final judicial determination to constitute bad faith, willful misconduct or gross negligence on the part of such party.

            (b) An Indemnified Person who is claiming indemnification from Platinum pursuant to the provisions of 18(a) above, shall promptly deliver a written notification of each claim for indemnification, accompanied by a copy of all papers served, if any, and specifying in detail the nature of, basis for, and estimated amount of the claim for indemnification to Platinum (the "Indemnifying Person"). If an Indemnified Person fails to promptly notify the Indemnifying Person, then the obligation to indemnify shall be reduced by the amount of liability that is attributable to or becomes definite as a result of the delay in notification. The Indemnifying Person shall have the right to assume the defense of any matter for which a claim of indemnification is made against it with counsel it selects, at its own expense. The Indemnifying Person shall not, except with the consent of each Indemnified Person, which consent shall not be unreasonably withheld or delayed, consent to the entry of any judgment, or enter into any settlement, that does not include the giving by the claimant or plaintiff to the Indemnified Person of a release from all liability in respect to the claim or litigation. Each Indemnified Person shall cooperate in providing Information, formulating a defense or as otherwise reasonably requested by the Indemnifying Person.

            (c) Each Indemnified Person shall provide written, detailed statements to the Indemnifying Person, on a calendar monthly basis, of any expenses, costs or other liabilities for which indemnification is claimed. The Indemnifying Person shall reimburse such amounts within thirty (30) business days of receiving any such statement or shall notify in writing the Indemnified Person claiming indemnification if it denies liability and the reasons for the denial.

19. TERMINATION.

            This Agreement may not be terminated except as provided herein. Notwithstanding the foregoing, either party may terminate this Agreement in the event that the other is deemed impaired or insolvent by applicable regulatory or judicial authorities or is the subject of conservation, rehabilitation, liquidation, bankruptcy or other similar insolvency proceedings.

20. OBLIGATIONS.

            RenaissanceRe shall cause Renaissance to perform each of Renaissance's obligations under this Agreement and shall be responsible for any breach by Renaissance of such obligations. Platinum shall cause the Company to perform each of the Company's obligations under this Agreement and shall be responsible for any breach by the Company of such obligations.

21. SURVIVAL.

      The provisions of Sections 5, 6, 7, 8, 9, 10, 11, 12, 14, 15, 16, 18, 20
and 21 hereof shall survive termination of this Agreement.

            IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized officers as of the date first above written.


                                       RENAISSANCERE HOLDINGS LTD.

                                       ---------------------------------------
                                       By:
                                       Name:
                                       Title:


                                       PLATINUM UNDERWRITERS HOLDINGS, LTD.

                                       ---------------------------------------
                                       By:
                                       Name:
                                       Title:

                                                                      EXHIIBIT D

               Draft of Amendment No. 6 to Registration Statement


                                     E-D-1

   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 23, 2002

                                                      REGISTRATION NO. 333-86906

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                 AMENDMENT NO. 6
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             ----------------------

                      PLATINUM UNDERWRITERS HOLDINGS, LTD.
             (Exact name of registrant as specified in its charter)

    BERMUDA                      6719                    NOT APPLICABLE
(State or Other           (Primary Standard             (I.R.S. Employer
Jurisdiction of      Industrial Classification       Identification Number)
Incorporation or               Code Number)
 Organization)
                             ----------------------

                                 CLARENDON HOUSE
                                 2 CHURCH STREET
                                 HAMILTON HM 11
                                     BERMUDA
                                 (441) 295-5950

       (Address, including Zip code, and telephone number, including area code, of registrant's principal executive offices)

                              CT CORPORATION SYSTEM
                             1633 BROADWAY, 30th FL.
                            NEW YORK, NEW YORK 10019
                                 (800) 624-0909

         (Name, address, including Zip code, and telephone number, including area code, of agent for service)

                             ----------------------

                                   COPIES TO:

     ANDREW S. ROWEN, ESQ.                            LOIS HERZECA, ESQ.
      DONALD R. CRAWSHAW,                       FRIED, FRANK, HARRIS, SHRIVER &
             ESQ.                                           JACOBSON
      SULLIVAN & CROMWELL                              ONE NEW YORK PLAZA
       125 BROAD STREET                             NEW YORK, NEW YORK 10004
      NEW YORK, NEW YORK                                 (212) 859-8000
             10004
        (212) 558-4000

                             ----------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable after the effective date of this Registration Statement.

                             ----------------------

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box./ /

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering./ /

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering./ /

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering./ /

         If the delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box./ /

                         CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------
                                                   PROPOSED MAXIMUM       PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF                    OFFERING PRICE       AGGREGATE OFFERING              AMOUNT OF
       SECURITIES TO BE REGISTERED                    PER SHARE             PRICE(1)(2)              REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------
Common Shares ($0.01 par value per share)               $ 23.00            $ 794,558,000                  $ 73,099(3)
---------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2) A portion of the shares to be registered represents shares that are to be offered outside of the United States but that may be resold from time to time in the United States. Such shares are not being registered for the purpose of sales outside the United States.

(3)      Previously paid.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                Subject to Completion. Dated September 23, 2002.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                                                FILED PURSUANT TO RULE 424(b)(1)
                                                      REGISTRATION NO. 333-86906

                                30,040,000 Shares

                      PLATINUM UNDERWRITERS HOLDINGS, LTD.

                                  Common Shares

         This is an initial public offering of 30,040,000 Common Shares of Platinum Underwriters Holdings, Ltd. All of the Common Shares are being sold by Platinum Holdings.

         Prior to this offering, there has been no public market for Platinum Holdings' Common Shares. It is currently estimated that the initial public offering price per Common Share will be between $22.00 and $23.00. The Common Shares have been approved for listing on the New York Stock Exchange under the symbol "PTP" subject to notice of issuance.

         Immediately after this offering, public shareholders, The St. Paul Companies, Inc. and RenaissanceRe Holdings Ltd. will own 75.1%, 15.0% and 9.9% of the outstanding Common Shares, respectively, assuming no exercise by the underwriters, St. Paul and RenaissanceRe of their options to purchase additional Common Shares in connection with this offering.

         In addition, we will, by means of a separate prospectus, concurrently
offer    % equity security units for an aggregate offering price of $125 million, plus up to an additional $18.75 million if the underwriters' option to purchase additional equity security units is exercised in full. Each unit will initially consist of (a) a contract to purchase Common Shares from Platinum
Holdings on     , 2005 and (b) an ownership interest in a    % senior note,
which we will guarantee, of Platinum Underwriters Finance, Inc., which will be
our wholly owned subsidiary, due    , 2007.

         See "Risk Factors" beginning on page 21 to read about certain factors you should consider before buying Common Shares.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                               PER
                                                              SHARE             TOTAL
                                                              -----             -----
Initial public offering price                                   $                 $
Underwriting discount                                           $                 $
Proceeds, before expenses, to Platinum Holdings                 $                 $

         To the extent that the underwriters sell more than 30,040,000 Common Shares, the underwriters have the option to purchase up to an additional 4,506,000 Common Shares from Platinum Holdings at the initial public offering price less the underwriting discount.

         The underwriters expect to deliver the Common Shares against payment in
New York, New York, on         , 2002.

GOLDMAN, SACHS & CO. MERRILL LYNCH & CO. SALOMON SMITH BARNEY

BANK OF AMERICA SECURITIES LLC

                           CREDIT SUISSE FIRST BOSTON

                                                                        JPMORGAN

                         Prospectus dated        , 2002.

                                 TABLE OF CONTENTS

                                                                                                             Page
                                                                                                             ----
Prospectus Summary                                                                                              1
Risk Factors                                                                                                   21
Dilution                                                                                                       41
Use of Proceeds                                                                                                42
Dividend Policy                                                                                                43
Capitalization                                                                                                 44
Pro Forma Financial Information                                                                                45
Management's Discussion and Analysis of Pro Forma Financial Condition and Underwriting Results                 51
Business                                                                                                       76
Management                                                                                                    109
St. Paul Investment and Principal Shareholders                                                                120
Certain Relationships and Related Transactions                                                                122
Description of our Common Shares                                                                              140
Shares Eligible for Future Sale                                                                               147
Description of the Equity Security Units                                                                      148
Certain Tax Considerations                                                                                    150
Underwriting                                                                                                  162
Validity of Common Shares                                                                                     164
Experts                                                                                                       165
Available Information                                                                                         165
Enforceability of Civil Liabilities Under United States Federal Securities Laws and Other Matters             165
The Predecessor Business                                                                                      167
Index to Consolidated Financial Statements and Financial Information                                          E-1

                               PROSPECTUS SUMMARY

         Platinum Underwriters Holdings, Ltd. is a newly formed company that will conduct its business through three operating subsidiaries, Platinum Underwriters Reinsurance, Inc. ("Platinum US"), Platinum Re (UK) Limited ("Platinum UK") and Platinum Underwriters Bermuda, Ltd. ("Platinum Bermuda"). Platinum UK and Platinum Bermuda are newly formed companies, while Platinum US has been in existence since 1995 and is an inactive, wholly owned subsidiary of The St. Paul Companies. Platinum UK is, and upon completion of this initial public offering, Platinum US will be, owned through Platinum Regency Holdings ("Platinum Ireland"), a newly formed and wholly owned intermediate Irish holding subsidiary of Platinum Underwriters Holdings, Ltd. Platinum US will be owned directly by Platinum Underwriters Finance, Inc. ("Platinum Finance"), a newly formed Delaware corporation, which, upon completion of this initial public offering, will be a wholly owned subsidiary of Platinum Ireland.

         The "Company", "Platinum", "we", "us" and "our" refer to Platinum Underwriters Holdings, Ltd's consolidated operations, including Platinum US, unless the context otherwise indicates. "Platinum Holdings" refers solely to Platinum Underwriters Holdings, Ltd. Concurrent with the completion of this initial public offering, St. Paul will contribute to Platinum between $114 million and $119 million in cash, which we refer to as the "Cash Contribution." The St. Paul Companies, Inc. and its subsidiaries will also contribute to Platinum substantially all of their continuing reinsurance business and related assets, including all of the outstanding capital stock of Platinum US, referred to herein as the "Transferred Business", having a net tangible book value of approximately $11 million as of June 30, 2002. Reinsurance is an arrangement in which a reinsurance company indemnifies an insurer or other reinsurer, which is referred to as a "ceding company" or "cedent", against all or a portion of the insurance or reinsurance risks underwritten by the ceding company under one or more policies. "St. Paul" refers to The St. Paul Companies, Inc., which is sponsoring our formation, and, unless the context otherwise requires, its subsidiaries. "St. Paul Re" refers to the reinsurance segment of St. Paul prior to this initial public offering, which includes the continuing business and related assets being transferred to Platinum upon completion of this initial public offering as well as the reinsurance business that will remain with St. Paul after this offering and not be renewed and will thereafter expire when claims are ultimately resolved, which is referred to as the "run-off".

         We intend to commence our property and casualty reinsurance business operations, whereby we indemnify insurers and other reinsurers against all or a portion of their insurance or reinsurance risks for property loss and related damage and negligence resulting in bodily injury or property damage, upon completion of this initial public offering of Common Shares, which we refer to as the "Public Offering".

         Concurrently with the completion of the Public Offering, St. Paul will make the Cash Contribution and contribute the Transferred Business to us in exchange for our issuance to St. Paul, on a private placement basis, of 6,000,000 Common Shares and a ten-year option, referred to as the "St. Paul Option", which will entitle St. Paul to buy from us up to 6,000,000 additional Common Shares at a price per share equal to 120% of the initial public offering price. St. Paul will own 15.0% of Platinum Holdings' outstanding Common Shares following the Public Offering, the St. Paul Investment and the RenaissanceRe Investment (each as defined below), which Common Shares will be limited to 9.9% of the voting power of the outstanding Common Shares. If the underwriters exercise their option to purchase additional Common Shares in the Public Offering, St. Paul has the option to purchase, at a price per share equal to the initial public offering price, less the underwriting discount, as many additional Common Shares as are required in order for it to retain its 15.0% interest (a maximum of 900,000 additional Common Shares). In this prospectus, we refer to our issuance to St. Paul of the 15.0% interest in our Common Shares and the St. Paul Option in exchange for the Cash Contribution and the Transferred Business as the "St. Paul Investment".

         Also concurrently with the completion of the Public Offering, RenaissanceRe Holdings Ltd. (including its subsidiaries, unless the context otherwise requires, "RenaissanceRe"), a Bermuda company that provides reinsurance and insurance coverage, will purchase from us in a private placement, at a price per share equal to the initial public offering price, less the underwriting discount, 3,960,000 Common Shares, or 9.9% of the Common Shares outstanding upon completion of the Public Offering, the St. Paul Investment and the RenaissanceRe Investment. If the underwriters exercise their option to purchase additional Common Shares in the Public Offering, RenaissanceRe has the option to purchase, at a price per share equal to the initial public offering price, less the underwriters' discount, as many additional Common Shares as are required in order for it to retain its 9.9% interest (a maximum of 594,000 Common Shares). As additional consideration, RenaissanceRe will receive a ten-year option, referred to as the "RenaissanceRe Option", to purchase up to an additional 2,500,000 Common Shares at a price per share equal to 120% of the initial public offering price. In this prospectus, we refer to this private placement as the "RenaissanceRe Investment". The closing of this private placement to RenaissanceRe is conditioned on the completion of the Public Offering, the ESU Offering and the St. Paul Investment.

         In addition, we will, by means of a separate prospectus, concurrently
offer    % equity security units for an aggregate offering price of $125 million, plus up to an additional $18.75 million if the underwriters' option to purchase additional equity security units is exercised in full, (the "ESU Offering"). Each unit consists of (a) a contract to purchase Common Shares from
Platinum Holdings on    , 2005 and (b) an ownership interest in a % senior note,
which we will guarantee, of Platinum Finance, due    , 2007.

         We will have a total capitalization of between approximately $949 million (assuming an initial public offering price of $22.00, a Cash Contribution of $114 million and no exercise of the underwriters', St. Paul's or RenaissanceRe's options to purchase additional Common Shares or additional equity security units) and approximately $1,135 million (assuming an initial public offering price of $23.00, a Cash Contribution of $119 million and full exercise of the underwriters', St. Paul's and RenaissanceRe's options to purchase additional Common Shares in connection with the Public Offering and additional equity security units), upon completion of the Public Offering, the ESU Offering, the St. Paul Investment and the RenaissanceRe Investment. The determination of the amount of the Cash Contribution will be made when the terms of the Public Offering are finally determined. The pro forma net tangible, book value per Common Share following the Public Offering, the ESU Offering, the St. Paul Investment and the RenaissanceRe Investment will be $21.07 per share based on an assumed initial public offering price of $22.50 per Common Share (the mid-point of the range stated on the front cover page) and a Cash Contribution of $117 million (the midpoint of the $114 million to $119 million range of the Cash Contribution), assuming no exercise of the underwriters' options to purchase additional Common Shares or additional equity security units.

         In this prospectus, amounts are expressed in U.S. dollars and the financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), except as otherwise indicated.

                                   THE COMPANY

GENERAL

         Our objective is to provide property and casualty reinsurance coverages to a diverse clientele of insurers and select reinsurers on a worldwide basis. We will operate principally by using reinsurance brokers to market our products and principally as a lead reinsurer on treaty reinsurance business. In treaty reinsurance, a reinsurer accepts a specified portion of a category of risks insured by a ceding insurer or reinsurer. A substantial majority of our business will be written as excess-of-loss reinsurance, which indemnifies the reinsured against all or a specified portion of loss above a specified amount. We intend to organize our worldwide reinsurance business around three operating segments:

         - GLOBAL PROPERTY AND MARINE. The Global Property and Marine operating segment will include principally property reinsurance coverages and marine reinsurance coverages. Marine reinsurance coverages include all types of marine vessels and related warehouses and liabilities. We intend to focus our underwriting activities primarily on catastrophe excess-of-loss and per risk excess-of-loss contracts. Catastrophes are events such as hurricanes and earthquakes that produce pre-tax losses before reinsurance which, in our definition, are in excess of $10 million to us or $1 billion to the insurance industry, and per risk excess-of-loss contracts cover losses in excess of a specified level on a single risk, rather than aggregate losses for all covered risks. We intend to write other types of property reinsurance as well, including selected property proportional reinsurance, where we will share a proportional part of the original premiums and losses of the reinsured. This segment generated $315 million, or 22.8%, of Platinum's 2001 pro forma net premiums written, which are gross written premiums less premiums ceded to reinsurers.

         - GLOBAL CASUALTY. The Global Casualty operating segment will include principally general and automobile liability, professional liability, workers' compensation, accident and health coverages and casualty clash (casualty clash covers losses arising from a single set of circumstances covered by more than one cedent's insurance policy or multiple claimants on one policy). We intend to focus our underwriting activities primarily on excess-of-loss reinsurance coverages. This segment generated $592 million, or 42.8%, of Platinum's 2001 pro forma net premiums written.

         - FINITE RISK. The Finite Risk operating segment, which writes policies under which our aggregate risk and return are generally capped at a finite amount, will include principally non-traditional reinsurance treaties, including multi-year excess-of-loss (in which the cedent funds the agreed level of loss activity over a multi-year period, and the reinsurer charges an additional amount to provide a profit margin and to cover its costs and the risk that losses are worse than the agreed level), aggregate stop loss (which provides protection from losses arising from a wide range of circumstances in excess of an aggregate specified level), finite quota share (in which the reinsurer's losses and profit potential are capped at specified amounts), loss portfolio transfer (which typically transfers to the reinsurer all liabilities for incurred losses, subject to an aggregate loss limit specified in the contract), and adverse loss development contracts (which typically provide reinsurance coverage for losses in excess of the carried loss reserves of the ceding company at the transaction date). We intend to provide clients, either directly or through brokers, with customized solutions for their risk management and other financial management needs. We intend to focus our finite risk underwriting activities primarily on multi-year excess-of-loss and aggregate stop loss reinsurance treaties. Coverage classes within these products will primarily include property, casualty and marine exposures. This segment generated $475 million, or 34.4%, of Platinum's 2001 pro forma net premiums written.

         In addition, we may write other property and casualty reinsurance on an opportunistic basis. For a discussion of the basis on which pro forma net premiums written were determined, see "--Selected Pro Forma Financial Information and Operating Data" below.

BACKGROUND AND THE TRANSFERRED BUSINESS

         St. Paul and its subsidiaries constitute one of the oldest insurance organizations in the United States, dating back to 1853. Through its division St. Paul Re, St. Paul has been engaged in the reinsurance business since 1983. In December of 2001, in an effort to enhance the profitability of its reinsurance business, St. Paul decided to narrow the product focus of its reinsurance operations and to exit certain lines of that business. As part of this effort, St. Paul Re reduced its anticipated 2002 exposure and expenses by exiting unprofitable lines of business and reducing the number of reinsurance branch offices outside the U.S. The narrowing of reinsurance product lines included exiting aviation, bond and credit reinsurance coverages, as well as certain financial risk and capital markets lines. International branch office closings included Munich, Brussels, Hong Kong, Sydney and Singapore. In addition to curtailing various reinsurance operations, St. Paul's management decided that its reinsurance business and its primary insurance business should ideally operate as separate entities because of their different risk profiles and business characteristics.

         Accordingly, St. Paul determined to sponsor the formation of Platinum Holdings and its subsidiaries. Contingent upon the completion of the Public Offering, St. Paul will contribute to us the Cash Contribution and the Transferred Business through the arrangements described below:

         - CASH CONTRIBUTION. At the completion of the Public Offering, St. Paul will make the Cash Contribution in the amount of between $114 million and $119 million. The determination of the amount of the Cash Contribution will be made when the terms of the Public Offering are finally determined. An assumed Cash Contribution of $117 million will result in a pro forma net tangible book value per Common Share of $21.07 following the Public Offering, the ESU Offering, the St. Paul Investment and the RenaissanceRe Investment based on an assumed initial public offering price of $22.50 per Common Share (the midpoint of the range stated on the front cover page) and assuming no exercise of the underwriters', St. Paul's or RenaissanceRe's options to purchase additional Common Shares in connection with the Public Offering or additional equity security units. Cash Contributions of $114 million and $119 million will result in net tangible book values of $20.59 and $21.54 per Common Share, respectively, assuming an initial public offering price of $22.00 and $23.00 respectively, and assuming no exercise of the underwriters' options to purchase additional Common Shares or additional equity security units.

         - RENEWAL OPPORTUNITIES AND COMMITMENTS. We will be acquiring from St. Paul Re its existing customer lists and the right to seek to renew substantially all of St. Paul Re's continuing reinsurance contracts. We also will assume commitments, if any, of St. Paul Re to offer reinsurance coverages in the future.

         - ASSUMED REINSURANCE CONTRACTS. Through 100% quota share retrocession agreements (the "Quota Share Retrocession Agreements"), we will reinsure substantially all of the reinsurance contracts St. Paul Re entered into on or after January 1, 2002, which we refer to as the "Assumed Reinsurance Contracts". St. Paul Re will retain all of its reinsurance exposure not being transferred to us and will administer the associated run-off. Consequently, we will not assume any underwriting exposure with respect to reinsurance contracts entered into by St. Paul prior to January 1, 2002, except as noted below with respect to finite reinsurance. We will receive as consideration cash in an amount equal to the aggregate of all loss, allocated loss adjustment expense (which is the expense incurred in settling claims), ceding commission reserves (which are commissions payable to ceding insurers) and unearned premium reserves (which are reserves equal to the difference between premiums written and premiums earned) subject to agreed upon adjustments, net of ceding commissions under the Quota Share Retrocession Agreements as of the transfer date (which is 12:01 a.m., on the later of the business day immediately following the date of the completion of the Public Offering or October 1, 2002). Underwriting gain or loss with respect to the Assumed Reinsurance Contracts for the period from January 1, 2002 to the transfer date will be retained by St. Paul.

         - The terms of the Quota Share Retrocession Agreements provide, with limited exceptions, that retrocessional reinsurance, which is reinsurance obtained by a reinsurer to insure against all or a portion of its reinsurance written, purchased by St. Paul Re shall be for our expense and shall inure to our benefit in respect of the Assumed Reinsurance Contracts, providing us with remaining retrocessional reinsurance coverage for such contracts through 2002 or the earlier termination or expiration of the various retrocession agreements. We will bear all the risk associated with non-payment by third party retrocessionaires under such retrocessional reinsurance. All the Quota Share Retrocession Agreements will take effect as of 12:01 a.m. on the later of the business day immediately following the date of the completion of the Public Offering or October 1, 2002. Accordingly, while St. Paul will be contractually committed to effect the transfer, the effective time of the transfer of the Assumed Reinsurance Contracts will occur after the sale to investors of Common Shares in the Public Offering.

         - In the case of business written in the U.S., we will have the right to underwrite specified reinsurance business on behalf of St. Paul for a period of one year following the completion of the Public Offering in cases where we are unable to underwrite that business ourselves because, despite using our reasonable best efforts, we have not obtained a necessary or desirable regulatory license or approval to do so or we have not yet been approved as a reinsurer by the cedent, and we will reinsure such business pursuant to the Quota Share Retrocession Agreements. In the case of the U.K. business, St. Paul will, if necessary, continue to write such business through the agency of Platinum UK in cases where we are unable to underwrite that business ourselves because, despite using our reasonable best efforts, we have not obtained the required license from the Financial Services Authority, until the earlier of the first anniversary of the completion of the Public Offering, or Platinum UK obtaining the required license, and we will reinsure such business pursuant to the Quota Share Retrocession Agreements. This will allow us to participate in reinsurance business which is bound after the completion of the Public Offering without any delay occasioned by the start-up of our operations, including the lack of required licenses, and facilitate the transition of St. Paul Re's business to us.

         - For a period of three years following the completion of the Public Offering, we will underwrite on behalf of St. Paul, with fee consent of St. Paul, renewals of in-force contracts of finite reinsurance. St. Paul will retrocede to us 100% of the unpaid and future losses under currently in-force contracts, and we will have the option to reinsure losses under certain renewed contracts and will be required to offer to reinsure losses under other renewed contracts, for a fair market retrocession premium pursuant to the Quota Share Retrocession Agreements. Under the Quota Share Retrocession Agreements, a portion of future premiums will be applied to settle balances related to prior year experience for the benefit of St. Paul. St. Paul will have an option to renew this arrangement with us for a subsequent period of two years. In the U.K., this arrangement will be limited to finite treaties which St. Paul Re has entered into with a small number of identified cedents and any further finite treaties which may be entered into on behalf of St. Paul Re UK prior to September 30, 2003.

- RELATED ASSETS. We will be acquiring from St. Paul tangible and intangible assets relating to the continuing businesses being transferred to us, including furniture and equipment, systems and software, assignments of leases, licenses and other assets, as well as all of the outstanding capital stock of Platinum US.

- EMPLOYEES. Upon or following the completion of the Public Offering, we expect to employ approximately 150 employees previously employed by St. Paul Re.

         St. Paul has agreed with us that, subject to certain exceptions, for a period of two years following the completion of the Public Offering, it will not offer reinsurance of the type covered by the Assumed Reinsurance Contracts and for which we have acquired renewal rights or hire certain of our employees.

         For discussion of the share ownership interests St. Paul will obtain for its contribution of the Transferred Business, see "St. Paul's Share Ownership" below.

OUR ORGANIZATION

         The following chart summarizes our corporate structure upon completion of the transactions contemplated by this prospectus. Our operating business will be conducted by Platinum US, Platinum UK and Platinum Bermuda. Platinum Bermuda expects to reinsure up to approximately 70% of the reinsurance written by Platinum US and a portion of the reinsurance written by Platinum UK after the Public Offering, excluding business subject to the Quota Share Retrocession Agreements and except that St. Paul will continue to write reinsurance in the U.K. and reinsure it 100% to Platinum US for up to one year following the completion of the Public Offering or until Platinum UK is licensed, whichever is earlier. For a discussion of potential future limits on the portion of the reinsurance written by Platinum UK after the completion of the Public Offering which can be reinsured to Platinum Bermuda, see "Business--Our Business-- Regulation--U.K. Regulation--Proposed Limits on Concentration of Reinsurance Exposures".

                          [ORGANIZATIONAL CHART]

 MANAGEMENT AND DIRECTORS

         We have assembled a senior management team of experienced insurance industry professionals, whose backgrounds include underwriting and marketing property and casualty reinsurance worldwide. Steven H. Newman, who is the Chairman of Platinum Holdings' Board of Directors, Jerome T. Fadden, who is Platinum Holdings' President and Chief Executive Officer, William A. Robbie, who is Chief Financial Officer of Platinum Holdings, Michael E. Lombardozzi, who is General Counsel of Platinum Holdings, Michael D. Price, who will be Chief Underwriting

Officer of Platinum US, and Neal J. Schmidt, who will be Chief Actuary of Platinum US, in each case upon completion of the Public Offering, have extensive experience in the global property and casualty reinsurance industry. The new senior management team intends to initiate a number of actions to improve the underwriting performance and profitability of the Company. These actions are described more fully under "Platinum's Strategy" below.

         Our Board of Directors consists of seven member: Mr. Newman; Mr. Fadden; Jay S. Fishman, Chairman of the Board of Directors and Chief Executive Officer of The St. Paul Companies, Inc.; H. Furlong Baldwin, Chairman of Mercantile Bankshares Corporation; Jonathan F. Bank, Senior Vice President of Tawa Associate Ltd.; Dan R. Carmichael, President and Chief Executive Officer of Ohio Casualty Corporation; and Peter T. Pruitt, retired Chairman of Willis Re Inc.

OUR COMPETITIVE STRENGTHS

         We believe that with our experienced management team, unencumbered capital base and the long-term potential of the business and assets of St. Paul Re obtained from St. Paul, we will have the benefits of being both an established business and a new market entrant. As a well-capitalized, focused reinsurer, we believe we will be able to expand our relationships with clients of St. Paul Re as well as new clients to a greater extent than if our operations were part of a multi-line insurer such as St. Paul.

         We intend to focus our initial marketing efforts on those brokers and their clients with which St. Paul Re has established business relationships. We feel that the existing portfolio of business generated by St. Paul Re represents a valuable asset given the renewal nature of the reinsurance industry and the importance of continuity of relationships. We believe that the market perceptions and reputation established by St. Paul Re with respect to service and responsiveness will benefit us in light of the transfer of personnel and underwriting activities from St. Paul Re to us.

PLATINUM'S STRATEGY

         Our goal is to achieve superior long-term returns for our shareholders, while establishing Platinum as a conservative risk manager and market leader in certain classes of property and casualty reinsurance.

         - BUILD OUR FUTURE ON A STRONG FOUNDATION. We will commence operations with the benefit of the Transferred Business;

                  - RENEWAL RIGHTS AND ASSUMED REINSURANCE CONTRACTS. Our initial portfolio will contain a diversity of business that would normally take many years to develop. We will be acquiring St. Paul Re's existing customer lists and the right to seek to renew its continuing in-force reinsurance contracts, which produced 2001 pro forma net premiums written of approximately $1.4 billion.

                  - FULLY OPERATIONAL INFRASTRUCTURE. We will select experienced employees from the skilled St. Paul Re employee base. These employees have broker and ceding company relationships and underwriting pricing and claims experience that will allow us to be fully staffed and operational in key underwriting and support functions.

         - ADD NEW EXECUTIVE LEADERSHIP TO EXISTING TALENT. In order to take full advantage of the historical strengths of St. Paul Re, we have significantly strengthened our senior management team with the addition of Mr. Newman and Mr. Fadden. Mr. Newman and Mr. Fadden have extensive experience in leading publicly traded reinsurance companies and intend to implement a number of initiatives to create a more focused and more profitable reinsurance business.

                  - FOCUS ON PROFITABILITY, NOT MARKET SHARE. Our new management team intends to pursue a strategy that emphasizes underwriting discipline and profitability over market share. Key elements of this strategy will be prudent risk selection, appropriate pricing through strict underwriting discipline and increasing our writings of lines of business, which we believe will contribute to our long-term profitability.

                  - EXERCISE DISCIPLINED UNDERWRITING AND RISK MANAGEMENT. We intend to exercise risk management discipline by (i) maintaining a diverse spread of risk in our book of business across products and geographic zones, (ii) focusing on excess-of-loss contracts as opposed to proportional contracts, and
                           (iii) reducing our aggregate catastrophe exposure.

                  - OPERATE A LEAN AND EXPENSE-FOCUSED UNDERWRITING BUSINESS. We believe a lean underwriting culture will support our focus on profitability and allow us to be more responsive to changing market conditions. We intend to keep our headcount low and maintain a limited number of offices. In addition, we expect to originate most of our business from brokers, rather than directly from ceding companies or cedents, which are insurance companies seeking reinsurance coverages, which we believe will keep our expenses low.

         - GROW OUR BUSINESS BY LEVERAGING OUR GLOBAL PLATFORM. We intend to operate in all three of the world's leading reinsurance markets with offices in New York, London and Bermuda. St. Paul Re has conducted authorized reinsurance activities in the U.S. and London for many years. Our new Bermuda subsidiary will provide us with both a new market in which to write reinsurance and the flexibility to provide reinsurance products that are best facilitated by an offshore company.

         - OPERATE FROM A POSITION OF FINANCIAL STRENGTH. As a newly formed company, our initial capital position is unencumbered by any development of loss reserves for business written prior to January 1, 2002, which are reserves established to reflect estimated cost of loss payments that ultimately will be required to be paid. We expect to have between approximately $949 million and $987 million of total capital following the Public Offering, the ESU Offering, the St. Paul Investment and the RenaissanceRe Investment, assuming no exercise of the underwriters', St. Paul's or RenaissanceRe's options to purchase additional Common Shares in connection with the Public Offering or additional equity security units, to support our anticipated underwriting activities. Our investment strategy will focus on security and stability in our investment portfolio by maintaining a diversified portfolio that will consist primarily of investment grade fixed-income securities.

RECENT INDUSTRY TRENDS

         After an extended period of increased competition and eroding premiums, the reinsurance markets began experiencing improvements in rates, terms and conditions in the first quarter of 2000. These improvements continued in 2001 and were accelerated by the terrorist attack of September 11, 2001, which resulted in a range of estimated property and casualty insurance losses to the insurance industry of between $30 billion and $35 billion, the largest estimated catastrophe losses ever experienced by the industry. We believe property and other reinsurance premiums have often risen in the aftermath of significant catastrophe losses. As claims are reserved, industry surplus is depleted and the industry's capacity to write new business diminishes. At the same time, there appears to be heightened awareness that commercial properties are exposed to a variety of risks. We believe that market trends similar to those that have occurred in past cycles are developing in the current environment. With respect to January, April and July 2002 renewals, St. Paul Re experienced substantial rate increases, generally ranging from 20% to 50% depending on the line of business. We believe that the current imbalance between the increased demand for property-related insurance and reinsurance and the reduced supply of this type of coverage will continue at least for the immediate future.

ST. PAUL'S SHARE OWNERSHIP

         St. Paul has determined that the efficiency, profitability and competitive position of its reinsurance operations can be maximized by separating them from St. Paul's primary insurance operations. Despite the separation of the two businesses, St. Paul will continue to participate in future financial results of the reinsurance business through its ownership of Common Shares as a result of the St. Paul Investment.

         In return for the Cash Contribution and the Transferred Business, we will issue 6,000,000 Common Shares to St. Paul (so that St. Paul will own 15.0% of our outstanding Common Shares following the Public Offering, the St. Paul Investment and the RenaissanceRe Investment) and the St. Paul Option. St. Paul's Common Shares will be limited to 9.9% of the voting power of the outstanding Common Shares. If the underwriters exercise their option to purchase additional Common Shares in the Public Offering, St. Paul will have the option to purchase additional Common Shares, at a price per share equal to the initial public offering price less the underwriting discount, in order for it to retain its 15.0% interest. In addition, we will grant St. Paul the St. Paul Option, which is a ten-year option to purchase up to 6,000,000 Common Shares at 120% of the initial public offering price. Exercise of such option by St. Paul in full immediately after completion of the Public Offering, the St. Paul Investment and the RenaissanceRe Investment would increase its percentage interest in our Common Shares to approximately 26.1%, assuming no exercise of the underwriters', St. Paul's or RenaissanceRe's options to purchase additional Common Shares in connection with the Public Offering or of the RenaissanceRe Option. However, St. Paul has agreed with us that, prior to any exercise of the St. Paul Option, it will, if necessary, dispose of a sufficient number of Common Shares so that, immediately after exercise of the St. Paul Option, St. Paul would not be a "United States 25% Shareholder" as defined under "Description of Our Common Shares--Restrictions on Transfers". St. Paul has informed us that it currently intends to continue its share ownership in Platinum Holdings for the foreseeable future.

RENAISSANCERE'S SHARE OWNERSHIP AND BUSINESS ARRANGEMENTS

         In connection with the RenaissanceRe Investment, we will issue to RenaissanceRe 3,960,000 Common Shares (so that RenaissanceRe will own 9.9% of our outstanding Common Shares following the Public Offering, the St. Paul Investment and the RenaissanceRe Investment) and the RenaissanceRe Option. If the underwriters exercise their option to purchase additional Common Shares in the Public Offering, RenaissanceRe will have the option to purchase additional Common Shares, at a price per share equal to the initial public offering price less the underwriting discount, in order for it to retain its 9.9% interest. In addition, we will grant RenaissanceRe the RenaissanceRe Option, which is a ten-year option to purchase up to 2,500,000 Common Shares at 120% of the initial public offering price. Exercise of such option by RenaissanceRe in full immediately after completion of the Public Offering, the St. Paul Investment and the RenaissanceRe Investment would increase its percentage interest in our Common Shares to approximately 15.2%, assuming no exercise of the underwriters', St. Paul's or RenaissanceRe's options to purchase additional Common Shares in connection with the Public Offering or of the St. Paul Option. RenaissanceRe has agreed with us that, prior to any exercise of the RenaissanceRe Option, it will, if necessary, dispose of a sufficient number of Common Shares so that, immediately after exercise of the RenaissanceRe Option, RenaissanceRe would not beneficially own more than 19.9% of our outstanding voting securities (or up to 24.9% with our approval). See "Description of Our Common

Shares--Restrictions on Transfers". RenaissaoceRe has informed us that it currently intends to continue its share ownership in Platinum Holdings for the foreseeable future.

         We have entered into an investment agreement with St. Paul and RenaissanceRe, which provides RenaissanceRe with, among other things, the right to nominate one director to our board and, in addition, to designate a non-voting representative to attend our board meetings, subject to certain conditions.

         We also will enter into an agreement, which we refer to as the "Services and Capacity Reservation Agreement" in this prospectus, with RenaissanceRe, pursuant to which in exchange for certain payments by us to RenaissanceRe, RenaissanceRe will provide services to us in connection with the reviewing and repositioning of our property catastrophe book of business for a period of five years. These services will include assisting us in measuring risk and managing our aggregate catastrophe exposures. In addition, we expect that we and RenaissanceRe may refer business to each other, to be accepted in the discretion of the referee, and that compensation will be paid for referral business at negotiated rates.

         RenaissanceRe is a Bermuda company principally engaged, through its operating subsidiaries, in providing reinsurance and insurance coverage that is subject to the risk of natural and man-made catastrophes. For a further discussion of our relationship with RenaissanceRe, see "Certain Relationships and Related Transactions--The RenaissanceRe Investment".

PRINCIPAL EXECUTIVE OFFICES

         Platinum Holdings was organized on April 19, 2002 as a company limited by shares under Bermuda law. Platinum Holdings' principal executive offices are located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Its telephone number is (441) 295-5950.

   THE PUBLIC OFFERING, THE ST. PAUL INVESTMENT, THE RENAISSANCERE INVESTMENT
                              AND THE ESU OFFERING

Common Shares Offered in the Public
Offering                                       30,040,000 shares.

Common Shares Privately Placed to St. Paul     6,000,000 shares.

Common Shares Privately Place to
RenaissanceRe                                  3,960,000 shares.

Common Shares Outstanding after the Public
Offering, the St. Paul Investment and the
RenaissanceRe Investment                       40,000,000 shares.

NYSE Symbol                                    PTP.

St. Paul Investment and the RenaissanceRe      At the completion of the Public Offering, St. Paul will make the Cash
Investment                                     Contribution in the amount of between $114 million and $119 million and will contribute to Platinum the Transferred Business, which had a net tangible book value of approximately $11 million as of June 30, 2002 (after reflecting a dividend of $15 million to be made to United States Fidelity and Guaranty
                                               Company, the Parent of Platinum US, immediately prior to St. Paul's contribution to Platinum of all the outstanding common stock of Platinum US as part of the Transferred Business). St. Paul's Cash Contribution, together with the net tangible book value of the Transfered Business as of June 30, 2002, will represent an amount equal to the initial public offering price less the underwriters' discount for the Common Shares privately placed to St. Paul.
                                               RenaissanceRe will pay, in return for the Common Shares privately placed to it, a per share purchase price equal to the initial public offering price less the underwriters' discount, or in aggregate between $83 million and $86 million. An assumed initial public offering price of $22.50, a Cash
                                               Contribution of $117 million and a purchase price of $84 million from
                                               RenaissanceRe, will result in a pro forma net tangible book value per Common
                                               Share of $21.07 following the Public Offering, the ESU Offering, the St. Paul
                                               Investment and the RenaissanceRe Investment, assuming no exercise of the underwriters', St. Paul's or RenaissanceRe's options to purchase additional
                                               Common Shares in connection with the Public Offering or additional equity security units. Cash Contributions of $114 million and $119 million and $83 million to $86 million from the RenaissanceRe Investment will result in net tangible book values of $20.59 and $21.54 per Common Share, respectively, assuming initial public offering prices of $22.00 and $23.00, respectively, and assuming no exercise of the underwriters', St. Paul's or RenaissanceRe's options to purchase additional Common Shares in connection with the Public
                                               Offering or additional equity security units.

Use of Proceeds                                Assuming the Common Shares are offered at an initial public offering price of
                                               $22.50 per Common Share (the midpoint of the range stated on the front cover page), the net proceeds, before expenses from the Public Offering are estimated to be between approximately $640 million (assuming no exercise of the underwriters option to purchase additional Common Shares) and $736 million
                                               (assuming full exercise of the underwriters option to purchase additional Common
                                               Share). Assuming the Common Shares are offered at an initial public offering price of $22.50 per Common Share, the Case Contribution will result in additional proceed of $117 million and the RenaissanceRe Investment will result in additional proceeds of $84 million, and if St. Paul and RenaissanceRe each exercised in full their option to purchase additional Common Share in connection with the Public Offering there would be $32 million additional proceeds. We also expect to receive estimated net proceeds of approximately $120 million from the
                                               ESU Offering (or $138 million if the underwriters exercise in fall their option to purchase additional units). All but approximately $20 million of the net proceeds from the ESU Offering (or approximately $23 million, if the underwriters exercise in full their option to purchase additional equity security units) will be contributed to Platinum US. The remaining net proceeds from the ESU Offering will be retained by Platinum Finance. A portion of the net proceeds from the Public
                                               Offering, the RenaissanceRe Investment and the Cash Contribution currently estimated at approximately $10 million, will be retained by Platinum Holding and the balance will be contributed to the capital of Platinum US (in an amount net less than $250 million), Platinum UK (in an amount not less than $150 million, upon its being licensed in the United Kingdom), Platinum Ireland (in on amount not less than $100 million, substantially all of which will be used to purchase a surplus note issued by Platinum US), and Platinum Bermuda (in an amount not less than $375 million). See "Use of Proceeds".

Dividend Policy                                The Board of Directors of the Company intends to declare and pay quarterly cash
                                               dividends of $    per Common Share beginning in the first quarter of 2003. The declaration and payment of dividends to holders of Common Share will be at the discretion of the Board of Directors but will be prohibited if certain contract adjustment payments in respect of the equity security units are deferred. See
                                               "Dividend Policy".

ESU Offering                                   Concurrently with the Public Offering we will offer, by means of a separate prospectus % equity security units for an aggregate offering price of $125 million, plus an additional $18.75 million if the underwriters' option to purchase additional equity security units is exercised in full. Each unit will initially consist of (a) a contract to purchase Common shares from Platinum
                                               Holdings and (b) a 1/40, or 2.5%, ownership interest in a senior note of
                                               Platinum Finance, due    , 2007, with a principal amount of $1,000.

                                               The purchase contract underlying an equity security unit will obligate holders
                                               to purchase, and us to sell, for $25, on    , 2005, a number of newly issued Common
                                               Shares equal to a settlement rate based on the average trading price of our
                                               Common Shares at that time. We will make quarterly contract adjustment payments on the purchase contracts at the annual rate of % of the stated amount of $25 per purchase contract, subject to our rights to defer these payments.

                                               The senior notes of Platinum finance will be unsecured and senior obligations of
                                               Platinum Finance, quaranteed as to principal and interest by Platinum Holdings
                                               on a senior and unsecured basis. The notes will mature on    , 2007. Each note will
                                               initially bear interest at the rate of % per year, payable quarterly. The applicable interest rate on the notes will be reset, and the notes remarketed, as described under "Description of the Equity Security Units".

                                               During any period in which we defer contract adjustment payments, in general we cannot declare or pay any dividend or distribution on our Common Shares or take specified other actions. We do not expect to defer the contract adjustment payments.

                                               The completion of the ESU Offering and the completion of the Public Offering are conditioned on each other.

Underwriters' Options to Purchase Additional   If the underwriters exercise their option to purchase additional Common Shares
Securities                                     in whole or in part, St. Paul has the option to purchase (at a price per share equal to the initial public offering price less the underwriting discount) in the aggregate up to an additional 900,000 Common Shares, in order to maintain its proportionate initial share ownership in Platinum Holdings at 15.0%, and
                                               RenaissanceRe has the option to purchase (at a price per share equal to the initial public offering price less the underwriting discount) in the aggregate up to an additional 594,000 Common Shares, in order to maintain its proportionate initial share ownership in Platinum Holdings at 9.9%. As a result, if the underwriters' St. Paul's and RenaissanceRe's options to purchase additional
                                               Common Shares in connection with the Public Offering are exercise in full, there would be 46,000,000 Common Share outstanding upon completion of the Public
                                               Offering, the St. Paul Investment and the RenaissanceRe Investment, and, if the
                                               underwriters' option to purchase additional equity security units is exercised in full, $143,75 million of equity security units outstanding upon completion of the
                                               ESU Offering.

 St. Paul Option                               We will grant St. Paul a ten-year option, exercisable in whole or in part, to purchase up to 6,000,000 Common Shares at 120% of the initial public offering price. Exercise of such option by St. Paul in full immediately after completion of the Public Offering, the St. Paul Investment and the RenaissanceRe Investment
                                               would increase its percentage interest in our Common Shares to approximately
                                               26.1%, assuming no exercise of the underwriters'. St. Paul's or RenaissanceRe's options to purchase additional Common Share in connection with the Public
                                               Offering or of the RenaissanceRe Option. The option has antidilution provisions as described in this prospectus. St. Paul has agreed with us that, prior to any exercise of the St. Paul Option, it will, if necessary, dispose of a sufficient number of common Shares so that, immediately after exercise of the St. Paul
                                               Option, St. Paul will not be a "United States 25% Shareholder" as defined under
                                               "Description of Our Common Shares--Restrictions on Transfer."

RenaissanceRe Option                           We will grant RenaissanceRe a ten-year option, exercisable in whole or in part, to purchase up to 2,500,000 Common Shares at 120% of the initial public offering price. Exercise of such option by RenaissanceRe in full immediately after completion of the Public Offering, the St. Paul Investment and the
                                               RenaissanceRe Investment would increase its percentage interest in our Common
                                               Shares to approximately 15.2%, assuming no exercise of the underwriters' option to purchase additional Common Shares in connection with the Public Offering or of the St. Paul Option. The option has antidilution provisions as described in this prospectus. RenaissanceRe has agreed with us that, prior to any exercise of the RenaissanceRe Option, it will, if necessary, dispose of a sufficient number of
                                               Common Shares so that, immediately after exercise of the RenaissanceRe Option,
                                               RenaissanceRe will not beneficially own more than 19.9% of our outstanding voting securities (or up to 24.9% with our approval). See "Description of Our Common
                                               Shares--Restrictions on Transfer."

           SELECTED PRO FORMA FINANCIAL INFORMATION AND OPERATING DATA

         Financial information in this prospectus is presented in U.S. dollars and on the basis of U.S. GAAP unless otherwise indicated.

         In this prospectus, we are presenting unaudited pro forma financial information of Platinum Holdings with respect to the Transferred Business, contingent upon the completion of this Public Offering. This pro forma financial information is based on the terms of the agreements between Platinum and St. Paul effecting the transfer of the Transferred Business, the material terms of which are described under "Certain Relationships and Related Transactions", which we refer to herein as the "Inception Agreements".

         We caution that the Platinum pro forma consolidated balance sheet and pro forma combined underwriting results presented herein are not indicative of the actual results that we expect to achieve once we commence operations. Many factors may cause our actual results to differ materially from the pro forma consolidated balance sheet and underwriting results including, but not limited to, the following:

         - Platinum's pro forma combined statement of underwriting results includes premium and loss development on business entered into prior to January 1, 2002. Under the Quota Share Retrocession Agreements, we are assuming no premium or loss development on business entered into prior to January 1, 2002. Therefore, our reported premiums written and earned and reported losses and loss adjustment expenses, which are the expenses of settling claims, in our initial years of operation could be substantially lower than as presented in Platinum's pro forma combined statement of underwriting results. As such, our reported results in our initial years of operation will not be subject to prior year development for periods prior to January 1, 2002.

         - Following the Public Offering, we will report underwriting results under the Quota Share Retrocession Agreements for the period prior to the later of the business day immediately after the date of completion of the Public Offering or October 1, 2002 based on the application of retroactive reinsurance accounting, resulting in the premiums earned and losses incurred by St. Paul during such period being excluded from our statement of underwriting results. Due to this exclusion, following the Public Offering, our reported 2002 premiums written and earned and our net underwriting results in 2002 could be substantially different than as presented in Platinum's pro forma combined statement of underwriting results.

         - Platinum's pro forma consolidated balance sheet reflects the inception of the Quota Share Retrocession Agreements assuming transferred balances as of June 30, 2002. Platinum's actual consolidated balance sheet will report transferred amounts determined as of 12:01 a.m. on the later of the business day immediately after the date of completion of the Public Offering or October 1, 2002. Accordingly, underwriting gain or loss with respect to the; Assumed Reinsurance Contracts for the period from January 1, 2002 through such date will be retained by St. Paul.

         - Although we expect to continue to be afforded the benefits of most of St. Paul Re's retrocessional reinsurance program through their expiration during 2002, we may enter into retrocessional reinsurance contracts with significantly different terms and conditions from those that have been made available to us from St. Paul Re and which form the basis of our initial operations.

         - The additional and reinstatement premiums, which are premiums charged for the restoration of the limit of a catastrophe contract to its full amount after payment of losses, recorded in 2001 by St. Paul Re's Finite Risk operating segment were primarily caused by losses relating to the September 11, 2001 terrorist attack. These additional and reinstatement premiums were unusually high and not necessarily indicative of the recurring premium volume we expect to write in that business segment.

         - Platinum's pro forma financial statements continue to reflect the discounting of the liability for certain Assumed Reinsurance Contracts based on our current intention to make arrangements to permit such discounting. If we do not put such arrangements in place, reinsurance contracts of a similar type entered into in the future would be reported on an undiscounted basis.

                    PRO FORMA CONSOLIDATED BALANCE SHEET DATA

         We have prepared our unaudited pro forma consolidated balance sheet as of June 30, 2002 to reflect our initial capitalization in the amount of $120,000 and adjusted to reflect, among other things,

         - amounts reflecting (a) the receipt of approximately $725 million, representing the estimated net proceeds from the Public Offering and the RenaissanceRe Investment based on an assumed initial public offering price of $22.50 per Common Share (the midpoint of the range stated on the front cover page), without giving effect to any exercise of the underwiters', St. Paul's or RenaissanceRe's options to purchase additional Common Shares in connection with the Public Offering, (b) the redemption of the Common Shares that were issued at inception and capital contributed prior to the Public Offering, (c) the payment of certain formation and organization expenses, as discussed in Notes 2 and 12 to our consolidated balance sheet, on pages F-5 and F-12 of this prospectus, which totals $5.1 million, of which $2.1 million has been expensed as of June 30,2002, and (d) our entering into the Services and Capacity Reservation Agreement as of June 30, 2002. Additional formation and organization expenses will be incurred prior to closing. It is further assumed that the net proceeds from the Public Offering will be invested in long-term, taxable fixed income securities;

         - amounts representing the receipt of St. Paul's Cash Contribution of $117 million (the midpoint of the $114 million to $119 million range for the Cash Contribution) and the contribution of the Transferred Business at historical cost in exchange for the issuance of Common Shares and the St Paul Option. Amounts related to net tangible assets contributed to Platinum by St. Paul are recorded at St. Paul's book value as of June 30, 2002. Assets include the net assets of Platinum US (which reflect a dividend of $15 million to be made to United States Fidelity and Guaranty Company, its parent, immediately prior to St. Paul's contribution of Platinum US) as well as tangible assets and other intangible assets such as broker arid customer lists and contract renewal rights and licenses;

         - amounts reflecting the receipt of approximately $120 million, representing the estimated net proceeds from the ESU Offering and recognition of the present value of future contract adjustment payments payable on the purchase contracts contained within the equity security units, without giving effect to any exercise of the underwriters' option to purchase additional equity security units. It is further assumed that the net proceeds from the ESU Offering will be invested in long-term, taxable fixed income securities; and

         - amounts reflecting Platinum entering into the Quota Share Retrocession Agreements with St. Paul Re reinsuring the Assumed Reinsurance Contracts as of June 30, 2002.

                                                    AT JUNE 30, 2002
                                                    ----------------
                                                    ($ IN MILLIONS,
                                                    EXCEPT PER SHARE
                                                        AMOUNT)
Cash and invested assets                            $          1,193
Deferred acquisition costs                                        22
Other assets(1)                                                   19
                                                    ----------------
Total assets                                        $          1,234
                                                    ----------------
Unpaid losses and loss adjustment expense reserves  $            102
Unearned premium reserves                                        152
Debt obligations(2)                                              125
Other liabilities(1)(3)                                           12
Total shareholders equity(3)                                     843
                                                    ----------------
Total liabilities and shareholders's Equity(3)      $          1,234
                                                    ----------------
Book value per Common Share(1)(3)(4)                $          21.07

--------------

(1) Reflects Platinum entering into, and accruing for, the Services and Capacity Reservation Agreement as of June 30, 2002.

(2) Reflects senior notes issued in connection with the ESU Offering.

(3) Reflects the present value of the contract adjustment payments in connection with the ESU Offering.

(4) Reflects the issuance of 40,000,000 Common Shares in the Public Offering, the St. Paul Investment and the RenaissanceRe Investment.

                     PRO FORMA COMBINED UNDERWRITING RESULTS

         We have prepared our unaudited pro forma combined statements of underwriting results to represent our reinsurance business as if we had commenced our operations and the Public Offering, the ESU Offering, the St. Paul Investment and the RenaissanceRe Investment had been completed as of January 1, 2001. Our presentation of our pro forma underwriting results assumes that all of the Inception Agreements were entered into as of January 1, 2001. We have based our presentation on St. Paul Re's actual underwriting results for the periods presented. We have then adjusted these historical results to remove any of St. Paul Re's reinsurance businesses that will not be part of Platinum following the completion of the Public Offering, including

         - amounts related to St. Paul Re's reinsurance business representing lines of business that will not be transferred to Platinum, including aviation and bond and credit reinsurance, certain financial risk and capital markets reinsurance products, and certain North American business previously underwritten in London. Platinum will not obtain the renewal rights to these lines of business and will not assume liabilities related to these lines of business, and Platinum's management does not intend to write these lines of business in the future, and

         - amounts related to St. Paul Re's allocations from the St. Paul corporate aggregate excess-of-loss reinsurance programs that, will not be available to Platinum.

         Except as noted above, the pro forma combined underwriting results assume that all other retrocessional reinsurance with respect to the Assumed Reinsurance Contracts entered into in 2002 and prior years will remain available to Platinum.

         Also, as noted above, we have based our pro forma underwriting results on the assumption that all of the Inception Agreements were entered into on January 1, 2001, including the Services and Capacity Reservation Agreement.

         Our future results will depend in part on the amount of our investment income, which cannot be predicted and which will fluctuate depending upon the types of investments we select, our underwriting results and market factors. Actual tax expense in future periods will be based on underwriting results plus investment income and other income and expense items not reflected in the pro forma combined underwriting results. Our effective tax rate will reflect the proportion of income recognized by our operating subsidiaries, with Platinum US taxed at the U.S. corporate income tax rate (35%), Platinum UK taxed at the U.K. corporate tax rate (generally 30%), Platinum Ireland taxed at the Irish corporate tax rate (25% on non-trading income and 16% on trading income, the latter rate to be reduced to 12.5% as of January 1, 2003), and Platinum Bermuda taxed at a zero corporate tax rate. In 2002, we expect to have a greater portion of our income subject to U.S. taxation and U.K. taxation than we expect to have in the future because our Bermuda operations are entirely new but can be expected to grow as a proportion of our business. As a result of changes in the geographic distribution of taxable income as well as changes in the amount of our non-taxable income and expense, the relationship between our reported income before tax and our income tax expense may change significantly from one period to the next.

                                                            SIX MONTH
                                                              ENDED
                                                             JUNE 30,            YEAR ENDED
                                                     ----------------------     DECEMBER 31,
                                                       2002            2001         2001
                                                     -------         -------    ------------
                                                                ($ IN MILLIONS)
NET PREMIUMS EARNED
  Net premiums written                               $   602         $   576       $ 1,382
  Changed in unearned premiums, Net                      (29)            (88)          (80)
                                                     -------         -------       -------
    Net premiums earned                                  573             488         1,302
LOSSES AND UNDERWRITING EXPENSES
  Losses and loss adjustment expenses                    350             344         1,440
  Policy acquisition expenses                            144             149           237
  Other underwriting expenses                             34              37            69
                                                     -------         -------       -------
    Total Underwriting loss and expenses             $   528         $   530         1,746
                                                     -------         -------       -------
  UNDERWRITING GAIN (LOSS)                           $    45         $   (42)      $  (444)
                                                     -------         -------       -------
SELECTED RATIOS - U.S. GAAP

  Loss and loss adjustment expenses ratio               61.2%           70.6%        110.6%
  Underwriting expense ratio                            31.1%           38.1%         23.5%
                                                     -------         -------       -------
    Combined ratio                                      92.3%          108.7%        134.1%
                                                     -------         -------       -------
SELECTED RATIOS-STATUTORY

  Loss and loss adjustment expense ratio                61.2%           70.6%        110.6%
  Underwriting expense ratio                            29.6%           32.3%         22.1%
                                                     -------         -------       -------

    Combined ratio                                      90.8%          102.9         132.7%
                                                     =======         =======       =======

       Impact of catastrophes on combined ratio(1)      (3.0)%           3.7%         40.9%
                                                     =======         =======       =======

------------

(1) Excludes ceded losses under St. Paul Re's aggregate excess-of-loss treaties, because such treaties extend to non-catastrophic as well as catastrophic losses as described below. The 3% benefit from catastrophes on the June 30, 2002 combined ratio is driven by a lack of catastrophes in the first six months of 2002 and favorable loss development in 2002 on catastrophe losses incurred in prior years.

         Included in the 2001 pro forma combined underwriting results are pre-tax losses related to the September 11, 2001 terrorist attack totaling $468 million. This amount includes gross losses and loss adjustment expenses of $819 million, $123 million of ceded reinsurance, $137 million of additional and reinstatement premiums and $91 million of reduced contingent commission expenses. The determination of the impact of catastrophes on the combined ratio (which is a combination of the expense ratio and the loss ratio) excludes the ceded losses under St. Paul Re's aggregate excess-of-loss treaties; these treaties provide coverage for excess losses arising from catastrophic and non-catastrophic events. The benefits of St. Paul Re's aggregate excess-of-loss treaty for 2002 will remain available to Platinum for the balance of 2002 unless earlier terminated pursuant to its terms.

               PRO FORMA UNDERWRITING RESULTS BY OPERATING SEGMENT

         The following provides a summary of the pro forma underwriting results for our three operating segments. To provide a more meaningful indication of the underlying performance of our business segments, the results exclude the impact of St. Paul Re's aggregate excess-of-loss treaties and the impact of the September 11, 2001 terrorist attack.

                                     SIX MONTHS ENDED
                                         JUNE 30,             YEAR ENDED
                                  ----------------------     DECEMBER 31,
                                    2002           2001          2001
                                  -------        -------     ------------
                                              ($ IN MILLIONS)
NET PREMIUM WRIITEN
Global Property and Marine        $   215        $   196        $   356
Global Casualty                       248            288            611
Finite Risk                           146            129            365
                                  -------        -------        -------
  Total                           $   609        $   613        $ 1,332
UNDERWRITING GAIN (LOSS)
Global Property and Marine        $    64        $    11        $    62
Global Casualty                       (29)           (89)          (119)
Finite Risk                            30             (6)           (26)
                                  -------        -------        -------
  Total                           $    65        $   (84)       $   (83)

COMBINED RATIO
Global Property and Marine           65.8%          93.1%          82.1%
Global Casualty                     112.3%         138.1%         112.1%
Finite Risk                          78.9%         104.8%         107.1%
                                  -------        -------        -------
  Total                              88.7%         116.0%         106.6%
                                  =======        =======        =======

                                  RISK FACTORS

         Before investing in our Common Shares, you must carefully consider the following risk factors. These risks could materially affect our business, results of operations or financial condition and cause the trading price of the Common Shares to decline. You could lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS

         IF WE ARE UNABLE TO IMPLEMENT OUR BUSINESS STRATEGY OR OPERATE OUR BUSINESS AS WE CURRENTLY EXPECT, OUR RESULTS MAY BE ADVERSELY AFFECTED.

         Platinum Holdings, Platinum UK, Platinum Bermuda, Platinum Ireland and Platinum Finance were recently formed. Platinum US, a wholly owned subsidiary of St. Paul, has been in existence since 1995 as an inactive insurance company. None of these companies has any operating history. Businesses, such as ours, which are starting up or in their initial stages of development present substantial business and financial risks and may suffer significant losses. We must develop business relations, establish operating procedures, hire staff, obtain facilities, implement new systems, obtain licenses and complete other tasks appropriate for the conduct of our intended business activities. If we are unable to implement these actions to operate our business as we currently expect, our results may be adversely affected. As a result of industry factors or factors specific to Platinum, we may have to alter our anticipated methods of conducting our business, such as the nature, amount and types of risks we assume.

         WE MAY NOT BE ABLE TO SUCCESSFULLY CONTINUE THE BUSINESS BEING CONTRIBUTED BY ST. PAUL RE BECAUSE WE DO NOT HAVE ST. PAUL'S ESTABLISHED NAME RECOGNITION AND CAPITAL BASE.

         Although we anticipate commencing our operations with an existing reinsurance business, including renewal opportunities, broker and cedent relationships, a workforce and other tangible and intangible assets that are being contributed by St. Paul Re, we may not be able to successfully continue this business. We will not have any of the benefits which may have flowed to the business from being affiliated with St. Paul, including its name recognition, its reputation in the industry and its strong capital base. In addition, we will not have certain offices that produced 2002 business but that were closed in late 2001 and early 2002. It is possible that clients of St. Paul Re will choose not to renew expiring contracts with us and will choose to reinsure with our competitors. It is possible that cedents will choose to not do business with us because we will have a smaller capital base or lower ratings than St. Paul has or because the cedents' credit approval committees will not approve doing business with us. It is possible that clients that do renew expiring contracts with us may demand policy terms that are less favorable to us or may renew only with reduced coverage limits. In addition, certain of the Assumed Reinsurance Contracts afford the reinsured party a right to cancel coverage upon transfer of the Transferred Business to us. While we expect that few, if any, cancellations will occur, substantial cancellations would adversely affect our future results of operations, particularly in the near-term. We may not be able to maintain the broker relationships established by St Paul Re, or retain those employees of St. Paul Re who are expected to join us upon completion of the Public Offering. We may not be able to build upon this base of business or operate our business as successfully as St. Paul Re. It is also possible that the restructuring of St. Paul Re that St. Paul initiated in December 2001 and the Public Offering may adversely affect our ability to maintain the St. Paul Re business that is being transferred to us.

         NEITHER OUR PRO FORMA FINANCIAL INFORMATION NOR THE HISTORICAL COMBINED FINANCIAL INFORMATION OF ST. PAUL RE IN THIS PROSPECTUS IS AN INDICATOR OF OUR FUTURE ACTUAL RESULTS.

         As a newly formed company, we have no actual results of operations. We are, therefore, presenting in this prospectus our pro forma financial information with respect to the reinsurance business which St. Paul will be transferring to us, as if the Public Offering, the ESU Offering, the St.

Paul Investment and the RenaissanceRe Investment had been completed and we had commenced our operations as of January 1, 2001. We are also presenting historical combined financial information of St. Paul Re to illustrate the underwriting results of our actual historical reinsurance business.

         We caution that our pro forma financial information and the historical combined financial information of St. Paul Re presented in this prospectus are not necessarily comparable with or indicative of the actual results that we expect to achieve once we commence operations for the reasons set forth below:

         - Platinum's pro forma combined statement of underwriting results includes premium and loss development on business entered into prior to January 1, 2002. Under the Quota Share Retrocession Agreements, we are assuming no premium or loss development on business entered into prior to January 1, 2002. Therefore, our reported premiums written and earned and reported losses and loss adjustment expenses in our initial years of operation could be substantially lower than as presented in Platinum's pro forma combined statement of underwriting results. As such, our reported results in our initial years of operation will not be subject to prior year development for periods prior to January 1, 2002.

         - Following the Public Offering, we will report underwriting results under the Quota Share Retrocession Agreements for the period prior to the later of the business day immediately after the date of completion of the Public Offering or October 1, 2002 based on the application of retroactive reinsurance accounting, resulting in the premiums earned and losses incurred by St. Paul during such period being excluded from our statement of underwriting results. Due to this exclusion, following the Public Offering, our reported 2002 premiums written and earned and our net underwriting results in 2002 could be substantially different than as presented in Platinum's pro forma combined statement of underwriting results.

         - Platinum's pro forma consolidated balance sheet reflects the inception of the Quota Share Retrocession Agreements assuming transferred balances as of June 30, 2002. Platinum's actual consolidated balance sheet will report transferred amounts determined as of 12:01 a.m. on the later of the business day immediately after the date of completion of the Public Offering or October 1, 2002. Accordingly, underwriting gain or loss with respect to the Assumed Reinsurance Contracts for the period from January 1, 2002 through such date will be retained by St. Paul.

         - Although we expect to continue to be afforded the benefits of most of St. Paul Re's retrocessional reinsurance program through their expiration during 2002, we may enter into retrocessional reinsurance contracts with significantly different terms and conditions from those that have been made available to us from St. Paul Re and which form the basis of our initial operations.

         - The additional and reinstatement premiums recorded in 2001 by St. Paul Re's Finite Risk operating segment were primarily caused by losses relating to the September 11, 2001 terrorist attack. These additional and reinstatement premiums were unusually high and not necessarily indicative of the recurring premium volume we expect to write in that business segment.

         - Platinum's pro forma financial statements continue to reflect the discounting of the liability for certain Assumed Reinsurance Contracts based on our current intention to make arrangements to permit such discounting. If we do not put such arrangements in place, reinsurance contracts of a similar type entered into in the future would be reported on an un-discounted basis.

         Our future consolidated financial results will also depend on the amount of our investment income, which cannot be predicted and which will fluctuate depending upon the types of investments we select, our underwriting results and market factors, such as the level of interest rates, as well as our consolidated effective tax rate.

         INTENSE COMPETITION COULD ADVERSELY AFFECT OUR PROFITABILITY.

         The property and casualty reinsurance industry is highly competitive and, except for regulatory considerations, there are relatively few barriers to entry. We will compete with major U.S. and non-U.S. reinsurers, including several Bermuda-based reinsurers that write property and casualty reinsurance and that target the same market as we do and utilize similar business strategies.

         In addition to reinsurance company competitors, other financial institutions are now able to offer services similar to those that we expect to offer. Financial institutions have also created alternative capital market products that compete with reinsurance products, such as reinsurance securitization. Such alternative products may be perceived to be more beneficial for ceding companies than reinsurance offered by reinsurance companies and may result in lower demand for certain of our products.

         Since we have no operating history, many of our competitors have greater name and brand recognition than we currently do. Many of them also have more (in some cases substantially more) capital and greater marketing and management resources than we expect to have, and may offer a broader range of products and more competitive pricing than we expect to or will be able to offer.

         Our competitive position will be based on many factors, including our perceived overall financial strength, ratings assigned by independent rating agencies, geographic scope of business, client relationships, premiums charged, contract terms and conditions, products and services offered (including the ability to design customized programs), speed of claims payment, reputation, experience and qualifications of employees and local presence. Since we have not yet commenced operations, we may not be able to compete successfully on any of these bases. If competition limits our ability to write new business at adequate rates, our return on capital may be adversely affected.

         THE SEPTEMBER 11, 2001 TERRORIST ATTACK HAS GENERATED SUBSTANTIAL NEW CAPITAL INFLOWS INTO THE REINSURANCE INDUSTRY, INCREASING COMPETITION WHICH COULD ADVERSELY AFFECT OUR PROFITABILITY.

         Following the terrorist attack of September 11, 2001, a number of new reinsurers and other entities have been formed and a number of existing market participants have raised new capital in an effort to participate in an improving marketplace. These new and better financed companies are expected to increase the level of competition in the industry, which may affect our competitive position. While we believe that we and our competitors will be able to raise premium rates in the near and intermediate term, the additional competition following the September 11, 2001 terrorist attack may limit such increases or result in decreases in premium rates.

         WE ARE NOT YET RATED BY A.M. BEST AND THIS COULD AFFECT OUR COMPETITIVE POSITION WITH CUSTOMERS.

         Competition in the types of reinsurance business that we intend to underwrite is based on many factors, including the perceived financial strength of the reinsurer and ratings assigned by independent rating agencies. A.M. Best Company, Inc. ("Best's") is generally considered to be a significant rating agency with respect to the evaluation of insurance and reinsurance companies. Best's ratings are based on a quantitative evaluation of performance with respect to profitability, leverage and liquidity and a qualitative evaluation of spread of risk, reinsurance program, investments, reserves and management. Insurance ratings are used by insurers and reinsurance intermediaries as an important means of assessing the financial strength and quality of reinsurers. In addition, a ceding company's own rating may be adversely affected by the lack of a rating of its reinsurer. Therefore, the lack of a rating may dissuade a ceding company from reinsuring with us and may influence a ceding company to reinsure with a competitor of ours that has an insurance rating.

         Our management has met with Best's, which has advised us that it expects to assign an initial financial strength rating of "A" (Excellent) to our operating subsidiaries upon the completion of the Public Offering and the receipt of the offering proceeds in line with certain representations we made to Best's. In addition, the rating assignment is contingent upon the funding of our operating subsidiaries to the levels indicated by our management as well as the execution of all pertinent transactions as detailed by this prospectus. The rating assignment further contemplates the initiation of certain capital support agreements between Platinum Holdings and its operating subsidiaries.

         However, we may not obtain the "A" rating if we do not receive a sufficient amount of proceeds from the Public Offering in order to capitalize our operating subsidiaries at the levels we indicated to Best's, execute the transactions described in this prospectus or otherwise satisfy the conditions set by Best's for the assignment to us of such a rating.

         CONSOLIDATION IN THE INSURANCE INDUSTRY COULD LEAD TO LOWER MARGINS FOR US AND LESS DEMAND FOR OUR REINSURANCE PRODUCTS AND SERVICES.

         The insurance industry is undergoing a process of consolidation as industry participants seek to enhance their product and geographic reach, client base, operating efficiency and general market power through merger and acquisition activities. These larger entities may seek to use the benefits of consolidation to, among other things, implement price reductions for their products and services. If competitive pressures compel us to reduce our prices, our operating margins would decrease.

         As the insurance industry consolidates, competition for customers may become more intense and the importance of acquiring and properly servicing each customer will become greater. We could incur greater expenses relating to customer acquisition and retention, which could reduce our operating margins. In addition, insurance companies that merge may be able to enhance their negotiating position when buying reinsurance and may be able to spread their risks across a consolidated, larger capital base so that they require less reinsurance.

         WE ARE DEPENDENT ON KEY EXECUTIVES.

         Our success will depend in substantial part upon the continued service of Steven H. Newman as our Chairman of the Board of Directors and Jerome T. Fadden as our President and Chief Executive Officer. Mr. Fadden's employment contract will expire on March 4, 2007 unless extended. Mr. Newman will serve as a consultant to Platinum US through March 1, 2005 unless his consulting contract is extended. Our success will also depend on our ability to attract and retain additional executives and underwriting personnel. We believe that there are only a limited number of available, qualified executives in the reinsurance industry, and our inability to hire additional senior executives or the loss of the services of any of our senior executives could delay or prevent us from fully implementing our business strategy and could significantly and negatively affect our business.

         Under Bermuda law, non-Bermudians (other than spouses of Bermudians) may not engage in any gainful occupation in Bermuda without a work permit. None of our executive officers is a Bermudian, and all such officers will be working in Bermuda under work permits. Mr. Fadden has obtained a temporary work permit, and we are seeking longer-term work permits from the Bermuda authorities for him as well as for Michael E. Lombardozzi, William A. Robbie and any other persons who will be employees of Platinum Holdings or Platinum Bermuda who are not Bermuda citizens. The Bermuda government recently announced a new policy that places a six-year term limit on individuals with work permits, subject to certain exemptions for key employees. It is possible that we could lose the services of one or more of these people if we are unable to obtain or renew their work permits, which could significantly and adversely affect our business.

         THE OCCURRENCE OF SEVERE CATASTROPHIC EVENTS MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL RESULTS AND FINANCIAL CONDITION.

         Because we intend to underwrite property and casualty reinsurance and will have large aggregate exposures to natural and man-made disasters, we expect that our loss experience generally will include infrequent events of great severity. The frequency and severity of catastrophe losses are inherently unpredictable. Consequently, the occurrence of losses from catastrophic events is likely to cause a material adverse effect on our results of operations and financial condition. For example, St. Paul Re recorded pre-tax catastrophe losses of $135 million in 2000 and $143 million in 1999, materially impacting its results of operations during those years. In addition, catastrophes are an inherent risk of our business and a catastrophe or series of catastrophes can be expected to have a material adverse effect on our ability to write new business, and our financial condition and results of operations, possibly to the extent of eliminating our shareholders' equity and statutory surplus (which is the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets, as determined under statutory accounting principles, which are the principles prescribed or permitted by U.S. insurance regulatory authorities). Increases in the values and geographic concentrations of insured property and the effects of inflation have historically resulted in increased severity of industry losses in recent years and we expect that those factors will increase the severity of catastrophe losses in the future.

         Under the Quota Share Retrocession Agreements, St. Paul retains underwriting gain or loss with respect to the Assumed Reinsurance Contracts for the period from January 1, 2002 to the transfer date, which is 12:01 a.m. on the later of the business day immediately after the date of completion of the Public Offering or October 1, 2002. Accordingly, St. Paul retains underwriting losses, if any, with respect to catastrophes arising before the transfer date to the extent reserves are established therefor as of such date. Platinum bears all underwriting loss from catastrophes occurring on or after the transfer date and any underwriting loss or gain resulting from reestimation of catastrophe losses established by St. Paul as of the transfer date. Under the Quota Share Retrocession Agreements, premiums attributable to policy periods prior to the transfer date are retained by St. Paul, and premiums attributable to periods on or following the transfer date are for Platinum's benefit. Consistent with St. Paul's accounting practices, St. Paul and Platinum intend to allocate 2002 premiums attributable to catastrophe coverage before and after the transfer date between themselves on a pro rata basis over the applicable policy period, without adjustment for seasonality that exists for certain catastrophe losses. Certain catastrophic events, such as hurricane and windstorm exposure in North America, tend to occur more frequently in the latter half of the calendar year. Accordingly, Platinum's premium income attributable to certain catastrophe coverages and earned in the period following the time of effectiveness of the Quota Share Retrocession Agreements may not, due to seasonality among other factors, sufficiently match Platinum's exposure to losses from certain catastrophic events which may occur in the remaining part of 2002.

         THE SEPTEMBER 11, 2001 TERRORIST ATTACK MAY RESULT IN GOVERNMENT INTERVENTION IMPACTING THE INSURANCE AND REINSURANCE MARKETS.

         In response to the tightening of supply in certain insurance markets resulting from, among other things, the terrorist attack of September 11, 2001, the U.S. government and other governments may intervene in the insurance and reinsurance markets. Following the September 11, 2001 terrorist attack, various proposed legislation that is designed to ensure the availability of insurance coverage for terrorist acts has been introduced in the U.S. Congress. Legislation has been adopted in the U.S. House of Representatives designed, among other things, to provide federal government loans over a short-term period to commercial insurers and reinsurers for funding losses arising from terrorist acts against U.S. properties, which loans would be repaid through industry assessments and, if losses exceed a threshold, policyholder assessments. Similar, alternative legislation has been adopted in the U.S. Senate; the Senate legislation provides for direct government assistance to commercial insurers and reinsurers for covered losses that exceed a per-company "deductible." We cannot predict whether any such legislation will be enacted or what form it may take. You should note that governmental intervention could significantly and adversely affect us by, among other things:

         - providing competing insurance and reinsurance capacity in the markets and to the customers we expect to target;

         - regulating the terms of insurance and reinsurance capacity and reinsurance policies in a manner that could significantly and adversely affect us, directly or indirectly, by requiring coverage for terrorist acts to be offered by insurers and reinsurers, benefiting our competitors, reducing the demand for our products or benefiting insurers as compared to reinsurers such as ourselves;

         - providing sources of liquidity to U.S. companies that may not be available to our non-U.S. subsidiaries; or

         - otherwise disproportionally benefiting U.S. or other foreign countries' companies over Bermuda-based companies such as Platinum Holdings and its Bermuda subsidiary.

         THE SEPTEMBER 11, 2001 TERRORIST ATTACK HAS CAUSED UNCERTAINTY AS TO FUTURE INSURANCE AND REINSURANCE COVERAGE FOR TERRORIST ACTS, AND WE MAY IN THE FUTURE HAVE SUBSTANTIAL EXPOSURE TO SUCH ACTS.

         Following the terrorist attack of September 11, 2001, there is uncertainty in the insurance and reinsurance markets about the extent to which future coverages will extend to terrorist acts. There is also uncertainty about the definition of terrorist acts. We believe that coverage of claims that are the result of terrorist acts (as they are ultimately defined by industry and government standards) will generally be excluded from property catastrophe reinsurance contracts covering large commercial risks above specified property values, but generally will not be excluded for smaller commercial coverages, personal lines written for individuals or families or other coverages. Accordingly, we presently continue to incur exposure to terrorist acts. The extent to which coverage for terrorist acts will be offered by the insurance and reinsurance markets in the future is uncertain. Coverage for losses resulting from terrorist acts may be offered separately in the reinsurance market, and we may or may not offer such coverage in the future. If our and the insurance industry's attempts to exclude terrorist acts from contracts covering large commercial risks that exceed specified values were to fail, we could incur large unexpected losses if further terrorist attacks occur.

         THE FAILURE TO BE EFFECTIVE OF ANY OF THE LOSS LIMITATION METHODS WE EMPLOY COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION OR OUR RESULTS OF OPERATIONS.

         Our property and casualty reinsurance contracts cover unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, industrial explosions, freezes, riots, floods, and other natural or man-made disasters. We intend to seek to limit our loss exposure by writing the majority of our products on an excess-of-loss basis. We also intend to limit the aggregate amount of all treaties for each client and to execute prudent underwriting of each program written. In the case of treaties where we reinsure a proportionate part of premiums and losses, which are referred to as pro rata or proportional treaties, we intend to seek per occurrence limitations or caps on the ratio of losses to premiums, which are referred to as loss cap ratios, to limit the impact of losses from any one event. A limited number of the Assumed Reinsurance Contracts do not contain these limits, which means that there is no contractual limit to the losses that we may be required to pay pursuant to such Assumed Reinsurance Contracts. In addition, we intend to seek to limit our loss exposure by geographic diversification. Geographic zone limitations involve significant underwriting judgments, including the specification of the areas constituting the zones and the inclusion of a particular policy within a particular zone's limits. Various provisions of our policies, such as limitations or exclusions from coverage or choice of forum, may not be enforceable in the manner we intend, due to, among other things, disputes relating to coverage and choice of legal forum. Underwriting is a matter of judgment, involving important assumptions about matters that are inherently unpredictable and beyond our control, and for which historical experience and probability analysis may not provide sufficient guidance. One or more catastrophic or other events could result in claims that substantially exceed our expectations, which could have a material adverse effect on our financial condition or our results of operations, possibly to the extent of eliminating our shareholders' equity and statutory surplus. St. Paul Re recorded net pretax losses of $556 million as a result of the September 11, 2001 terrorist attack, the most significant catastrophe to date for the property-casualty insurance industry. Contributing to the significance of these losses were certain contracts having occurrence limits that excluded natural perils but not man-made disasters. Had these occurrence limits excluded man-made disasters, St. Paul Re's losses would have been approximately $25 million lower.

         WE INTEND TO PURCHASE RETROCESSIONAL REINSURANCE, WHICH WILL SUBJECT US TO CREDIT RISK AND MAY BECOME UNAVAILABLE ON ACCEPTABLE TERMS.

         In order to limit the effect on our financial condition of large and multiple losses, we intend to buy retrocessional reinsurance, which is reinsurance for our own account. From time to time, market conditions have limited, and in some cases have prevented, insurers and reinsurers from obtaining the types and amounts of reinsurance which they consider adequate for their business needs. As a result of the September 11, 2001 terrorist attack, both pricing and terms have become more severe in the retrocessional reinsurance market, which may limit our ability to obtain desired amounts of retrocessional reinsurance at acceptable pricing. If we are unable to obtain retrocessional reinsurance, our financial position and results of operations may be materially adversely affected. Moreover, the September 11, 2001 terrorist attack, threats of further terrorist attacks and the military initiatives and political unrest in Afghanistan, the Middle East and the surrounding regions have adversely affected general economic, market and political conditions, increasing many of the risks of our business. Over time, the rating agencies could re-examine the ratings affecting our industry. We may not be able to obtain our desired amounts of retrocessional reinsurance on acceptable terms. St. Paul Re had retrocessional arrangements through St. Paul, and we may not be able to obtain replacement agreements. Even if we are able to obtain such retrocessional reinsurance, we may not be able to negotiate terms as favorable to us as the terms that St. Paul Re was able to obtain through St. Paul in prior years. Loss of all or portions of our retrocessional coverage could subject us to increased exposure, which could be material.

         A retrocessionaire's insolvency or its inability or unwillingness to make payments under the terms of its reinsurance treaty with us could have a material adverse effect on us. Therefore, our retrocessions subject us to credit risk because the ceding of risk to retrocessionaires does not relieve a reinsurer of its liability to the ceding companies.

         IF WE ARE REQUIRED TO INCREASE OUR LOSS RESERVES, OUR OPERATING RESULTS WILL BE ADVERSELY AFFECTED.

         At any time, our loss reserves may prove to be inadequate to cover our actual losses and benefits experience. To the extent loss reserves may be insufficient to cover actual losses or loss adjustment expenses, we will have to add to these loss reserves and incur a charge to our earnings, which could have a material adverse effect on our financial condition, results of underwriting and cash flows. St. Paul Re has experienced such instances where a re-estimation of loss reserves has proved to be material and, in 2001, recorded a net additional provision of $95 million related to losses incurred in prior years. This provision reflected worse than expected loss emergence in St. Paul Re's North American Property segment, largely driven by certain property business underwritten through its London office, and in the surplus lines business. We could experience adverse development on our loss reserves, including those initially established by St. Paul Re and transferred to us pursuant to the Quota Share Retrocession Agreements.

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

         Our loss reserves will not represent an exact calculation of liability, but rather will be estimates of the expected cost of the ultimate settlement of losses. We expect that all of our loss reserve estimates will be based on actuarial and statistical projections at a given time, of facts and circumstances known at that time and estimates of trends in loss severity and other variable factors, including new concepts of liability and general economic conditions. Changes in these trends or other variable factors could result in claims in excess of our loss reserves.

         Unforeseen losses, the type or magnitude of which we cannot predict, may emerge in the future. These additional losses could arise from changes in the legal environment, catastrophic events, extraordinary events affecting our clients such as reorganizations and liquidations or changes in general economic conditions.

         In addition, because we, like other reinsurers, will not separately evaluate each of the individual risks assumed under reinsurance treaties, we will be largely dependent on the original underwriting decisions made by ceding companies. We will be subject to the risk that our ceding companies may not have adequately evaluated the risks to be reinsured and that the premiums ceded to us may not adequately compensate us for the risks we assume.

         Under U.S. GAAP, Platinum US, Platinum UK and Platinum Bermuda will not be permitted to establish loss reserves until an event occurs which may give rise to a loss. Once such an event occurs, reserves will be established based upon estimates of the total losses incurred by the ceding insurers and an estimate of the portion of such loss our three operating subsidiaries have reinsured. As a result, only loss reserves applicable to losses incurred up to the reporting date may be set aside, with no allowance for the provision of a contingency reserve to account for expected future losses. Losses arising from future events will be estimated and recognized at the time the loss is incurred and could be substantial.

         THE PROPERTY AND CASUALTY REINSURANCE BUSINESS IS HISTORICALLY CYCLICAL, AND WE EXPECT TO EXPERIENCE PERIODS WITH EXCESS UNDERWRITING CAPACITY AND UNFAVORABLE PRICING.

         Historically, property and casualty reinsurers have experienced significant fluctuations in operating results. Demand for reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic and market conditions, all of which affect cedents' decisions as to the amount or portion of risk that they retain for their own accounts and consequently reinsurance premium rates. The supply of reinsurance is related to prevailing prices, the levels of insured losses and levels of industry surplus which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the reinsurance industry. As a result, the property and casualty reinsurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity permitted favorable premium levels. We can expect to experience the effects of such cyclicality.

         The cyclical trends in the industry and the industry's profitability can also be affected significantly by volatile and unpredictable developments, including what management believes to be a trend of courts to grant increasingly larger awards for certain damages, natural disasters (such as catastrophic hurricanes, windstorms, tornadoes, earthquakes and floods), fluctuations in interest rates, changes in the investment environment that affect market prices of and income and returns on investments and inflationary pressures that may tend to affect the size of losses experienced by primary insurance companies. Although market conditions have improved recently with respect to some lines of property and casualty reinsurance, we cannot predict whether market conditions will continue to improve, remain constant or deteriorate. A return to negative market conditions may affect our ability to write reinsurance at rates that we consider appropriate relative to the risk assumed. If we cannot write property and casualty reinsurance at appropriate rates, our ability to transact reinsurance business would be significantly and adversely affected.

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

         A SIGNIFICANT AMOUNT OF OUR INVESTED ASSETS WILL BE SUBJECT TO MARKET VOLATILITY.

         Our investment portfolio will consist initially of fixed income securities and, in the future, may include marketable equity securities. The fair market value of these assets and the investment income from these assets will fluctuate depending on general economic and market conditions. Fixed income and equity markets have become increasingly volatile in the last year and particularly since the events of September 11, 2001. Because substantially all of our invested assets will be classified as available for sale, changes in the market value of our securities will be reflected in our consolidated balance sheet. In addition, market fluctuations and market volatility will affect the value of our investment portfolio and could adversely affect our liquidity.

         INCREASES IN INTEREST RATES OR FLUCTUATIONS IN CURRENCY EXCHANGE RATES MAY CAUSE US TO EXPERIENCE LOSSES.

         Because of the unpredictable nature of losses that may arise under reinsurance policies, our liquidity needs can be expected to be substantial and to arise at any time. The market value of our fixed income investments will be subject to fluctuation depending on changes in various factors, including prevailing interest rates. We expect to hedge our investment portfolio against interest rate risk. Nevertheless, increases in interest rates during periods when we sell fixed income securities to satisfy liquidity needs may result in losses.

         Our functional currency will be the U.S. dollar. Our operating currency generally will also be the U.S. dollar. However, the premiums receivable and losses payable in respect of a portion of our business will be denominated in currencies of other countries, principally the industrialized countries. Consequently, we may, from time to time, experience exchange gains and losses that could affect our financial position and results of operations. We do not expect to--and as a practical matter will not be able to--hedge our foreign currency exposure with respect to potential losses until a loss payable in a foreign currency occurs (after which we may match such liability with assets denominated in the same currency or enter into forward purchase contracts for specific currencies). This type of exposure could be substantial. We also do not intend to hedge our non-U.S. dollar currency exposure with respect to premiums receivable, which will be generally collected over the relevant contract term. We expect to exchange non-U.S. dollar denominated premiums upon receipt. We may make foreign currency denominated investments, generally for the purpose of improving overall portfolio yield.

         PLATINUM UK MAY NOT BE LICENSED IN THE UNITED KINGDOM AT THE TIME OF COMPLETION OF THE PUBLIC OFFERING, AND ANY LICENSE, IF OBTAINED, MAY BE SUBJECT TO LIMITATIONS ON PLATINUM UK'S OPERATIONS.

         Platinum UK has applied to the Financial Services Authority ("FSA") to write the business conducted by St. Paul Re in the United Kingdom. Platinum UK may not be licensed by the FSA at the time of the completion of the Public Offering. The issuance of the license is at the discretion of the FSA and we may not be able to obtain such a license. St. Paul Re has agreed that it will continue to write reinsurance in the United Kingdom, at the direction of Platinum UK, in cases where we are unable to underwrite that business ourselves because, despite using our reasonable best efforts, we have not obtained a necessary or desirable regulator license or approval to do so or we have not yet been approved as a reinsurer by the cedent, until the first anniversary of the completion of the Public Offering, or until Platinum UK is licensed, whichever is earlier. Platinum US will reinsure all such business, together with certain other business written by St. Paul Re UK since January 1, 2002. If Platinum UK does not obtain a license by the first anniversary of the completion of the Public Offering, or if the license it obtains contains material limitations, or if we determine to terminate or significantly reduce our operations in the U.K., our results of operations could be materially adversely affected, and we may not be able to conduct our UK operations in the manner described in this prospectus.

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

         WE DO NOT YET HAVE IN PLACE A LETTER OF CREDIT FACILITY, AND FAILURE TO ARRANGE FOR SUCH A FACILITY COULD AFFECT OUR ABILITY TO COMPETE FOR CERTAIN BUSINESS.

         We do not yet have in place a letter of credit facility. Many U.S. jurisdictions do not permit insurance companies to take credit for reinsurance obtained from unlicensed or non-admitted insurers on their U.S. statutory financial statements without appropriate security, which can include a letter of credit. Platinum UK and Platinum Bermuda will not be licensed in any U.S. jurisdiction, and Platinum US will not be licensed in certain U.S. jurisdictions. If we fail to obtain a letter of credit and are unable to otherwise provide the necessary security, insurance companies may be less willing to purchase our reinsurance products than if we had a letter of credit. If this is the ease, there may be a material adverse effect on our results of operations. If and when we seek to obtain a letter of credit, we may not be able to obtain one upon terms acceptable to us.

         PLATINUM HOLDINGS IS A HOLDING COMPANY AND, CONSEQUENTLY, IT IS DEPENDENT ON THE PAYMENT OF CASH DIVIDENDS OR THE EXTENSION OF LOANS BY PLATINUM US, PLATINUM UK AND PLATINUM BERMUDA.

         Platinum Holdings is a holding company that will conduct no reinsurance operations of its own. All operations will be conducted by its wholly-owned operating subsidiaries, Platinum US, Platinum UK and Platinum Bermuda. As a holding company, Platinum Holdings' cash flow will consist primarily of dividends, interest and other permissable payments from its subsidiaries. Platinum Holdings will depend on such payments to receive funds for general corporate purposes and to meet its obligations, including the payment of any dividends to its shareholders. Additionally, under the Bermuda Companies Act 1981, Platinum Holdings may declare or pay a dividend only if, among other things, it has reasonable grounds for believing that it is, or would after the payment be, able to pay its liabilities as they become due. For a discussion of the legal limitations on our subsidiaries' ability to pay dividends to Platinum Holdings, see "Management's Discussion and Analysis of Pro Forma Financial Condition and Underwriting Results--Liquidity and Capital Resources-- Restrictions on Dividend Payments from our Operating Subsidiaries" and "Business--Regulation".

         THE REGULATORY SYSTEM UNDER WHICH WE OPERATE, AND POTENTIAL CHANGES THERETO, COULD SIGNIFICANTLY AND ADVERSELY AFFECT OUR BUSINESS.

         Platinum Holdings. As the indirect parent of Platinum US, Platinum Holdings will be subject to the insurance holding company laws of Maryland, where Platinum US is organized and domiciled. This law generally requires the insurance holding company and each insurance company directly or indirectly owned by the holding company to register with the Maryland Insurance Commissioner and to furnish annually financial and other information. Generally, all transactions affecting the insurers in the holding company system must be fair and, if material, require prior notice and approval or non-disapproval by the Maryland Insurance Commissioner.

         Platinum US. Platinum US is organized and domiciled in Maryland and licensed, authorized or accredited to write reinsurance in 24 states of the United States and is seeking licenses in eight additional states. State insurance laws regulate many aspects of its reinsurance business and state insurance departments in the licensure states will supervise its reinsurance operations. Its principal insurance regulatory authority will be the Maryland Insurance Commissioner. The purpose of the state insurance regulatory statutes is to protect insureds and ceding insurance companies, not our shareholders. Among other things, Maryland regulation requires Platinum US to maintain minimum levels of capital, surplus and liquidity, and imposes restrictions on payment of dividends and distributions. These statutes and regulations may, in effect, restrict the ability of Platinum US to write new business or, as indicated above, distribute funds to Platinum Holdings. In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and some state legislators have considered or enacted laws that may alter or increase state authority to regulate insurance companies and insurance holding companies. Moreover, the National Association of Insurance Commissioners (NAIC), which is an association of the senior insurance regulatory officials of all 50 states and the District of Columbia, and state insurance regulators regularly reexamine existing laws and regulations, interpretations of existing laws and the development of new laws, which may be more restrictive or may result in higher costs to us than current statutory requirements.

         Platinum UK. As described above, upon completion of the Public Offering, Platinum UK may not be authorized by the FSA to conduct insurance business in the U.K. However, if and when Platinum UK becomes an authorized person, its insurance business will be subject to close supervision by the FSA.

         We expect the FSA will take a rigorous and proactive approach to its supervisory duties. Among other things, the FSA is seeking to strengthen its requirements for senior management arrangements, systems and controls by requiring insurance companies to maintain risk management teams, to determine and document policies for dealing with risks and to demonstrate how combinations of risks have been aggregated and mitigated. In addition, as part of an initiative to integrate regulation throughout the financial services sector, the FSA intends to place an increased emphasis on risk identification and management in relation to the prudential regulation of insurance businesses in the U.K.

         Further, in July 2002 the FSA issued proposals aimed at ensuring adequate diversification of an insurer's or reinsurer's exposures to reinsurers (whether intra- or extra-group). The proposals are currently in draft form. If adopted in their current form, the proposals would limit the extent to which Platinum UK could reinsure business to Platinum Bermuda, and this could adversely affect our earnings. Final rules and guidance based on these proposals are expected to be implemented in 2004. However, substantial compliance with CP143 in its draft form is likely to be an effective condition for receiving FSA authorization. See "Business--Our Business--Regulation--U.K. Regulation-- Proposed Limits on Concentration of Reinsurance Exposures".

         In addition, given that the framework for supervision of insurance companies in the U.K. is largely formed by European Union ("EU") directives (which are implemented by member states through national legislation), changes at the EU level may affect the regulatory scheme under which Platinum UK operates. A general review of EU insurance directives is currently in progress and may lead to changes such as increased minimum capital requirements.

         Platinum Bermuda. Platinum Bermuda is a registered Bermuda insurance company and is subject to regulation and supervision in Bermuda. The applicable Bermuda statutes and regulations generally are designed to protect insureds and ceding insurance companies, not our shareholders. Platinum Bermuda is not registered or licensed as an insurance company in any jurisdiction outside Bermuda. Platinum Bermuda will conduct its business through its offices in Bermuda and will not maintain an office, and its personnel will not conduct any insurance activities in the U.S. or elsewhere. Although Platinum Bermuda does not believe it will be in violation of insurance laws of any jurisdiction outside Bermuda, inquiries or challenges to Platinum Bermuda's insurance activities may still be raised in the future.

         Platinum Bermuda may be at a competitive disadvantage in jurisdictions where it is not licensed, authorized or accredited or does not enjoy an exemption from licensing. Platinum Bermuda may not be able to obtain any additional licenses, authorizations or accreditations or may be able to do so only at great cost. Many U.S. jurisdictions do not permit insurance companies to take credit for reinsurance obtained from unlicensed or non-admitted insurers on their U.S. statutory

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

financial statements without appropriate security. We expect that Platinum Bermuda's reinsurance clients will typically require it to post a letter of credit or enter into other security arrangements, which will increase its costs of operations relative to reinsurers not required to do so. If Platinum Bermuda is unable to obtain a letter of credit facility on commercially acceptable terms or is unable to arrange for other types of security, its ability to operate its business may be severely limited.

         The offshore insurance and reinsurance regulatory framework recently has become subject to increased scrutiny in many jurisdictions, including in the United States and in various states within the United States. In the past, there have been congressional and other proposals in the United States regarding increased supervision and regulation of the insurance industry, including proposals to supervise and regulate reinsurers domiciled outside the United States. If Platinum Bermuda were to become subject to any insurance laws and regulations of the United States or any U.S. state, which are generally more restrictive than those applicable to it in Bermuda, at any time in the future, it might be required to post deposits or maintain minimum surplus levels and might be prohibited from engaging in lines of business or from writing specified types of policies or contracts. Complying with those laws could have a material adverse effect on our ability to conduct business or our results of operations.

         WE WILL BE DEPENDENT ON THE BUSINESS PROVIDED TO US BY REINSURANCE BROKERS AND WE MAY BE EXPOSED TO LIABILITY FOR BROKERS' FAILURE TO MAKE PAYMENTS TO CLIENTS FOR THEIR CLAIMS.

         We intend to market most of our reinsurance products through reinsurance brokers. The reinsurance brokerage industry generally, and our sources of business specifically, are concentrated. On a pro forma basis, based on net premiums written during the six months ended June 30, 2002, the five brokers from which St Paul Re derived the largest portions of its business (with the approximate percentage of our business derived from such brokers and their affiliates) are Aon Corporation (25.5%), Marsh & McLennan Companies (20.9%), Benfield Blanch Inc. (19.6%), Willis Group Holdings (9.4%) and Towers Perrin (3.0%). Loss of all or a substantial portion of the business provided by such intermediaries could have a material adverse effect on us. In addition, at least two of these brokers have announced their intention to form new Bermuda reinsurance companies that may compete with us, and these brokers may favor their own reinsurers over other companies, including us.

         In accordance with industry practice, we expect to frequently pay amounts owing in respect of claims under our policies to reinsurance brokers, for payment over to the ceding insurers. In the event that a broker fails to make such a payment, depending on the jurisdiction, we may remain liable to the ceding insurer for the deficiency. Conversely, in certain jurisdictions, when premiums for such policies are paid to reinsurance brokers for payment over to us, such premiums will be deemed to have been paid and the ceding insurer will no longer be liable to us for those amounts whether or not actually received by us. Consequently, we will assume a degree of credit risk associated with our brokers during the payment process.

         BECAUSE WE ARE DEPENDENT ON CERTAIN CONTRACTUAL RELATIONSHIPS WITH ST. PAUL, OUR PRINCIPAL SHAREHOLDER, WE MAY EXPERIENCE CONFLICTS OF INTEREST WITH ST. PAUL THAT MAY BE DETRIMENTAL TO OUR BUSINESS.

         Concurrently with the Public Offering, in return for the Cash Contribution and the contribution of the Transferred Business, we have agreed to issue 6,000,000 Common Shares to St. Paul and to grant to St. Paul the St. Paul Option, as described in more detail under "St. Paul Investment and Principal Shareholders". Following the Public Offering and the St. Paul Investment, St. Paul will own 15.0% of our Common Shares (which shares will be limited to 9.9% of the voting power of the outstanding Common Shares), and will be able, through exercise in full of the St. Paul Option, to increase its ownership to approximately 26.1% of our Common Shares, assuming no exercise of the

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

underwriters', St. Paul's or RenaissanceRe's options to purchase additional Common Shares or of the RenaissanceRe Option. St Paul has agreed with us that, prior to any exercise of the St. Paul Option, it will, if necessary, dispose of a sufficient number of Common Shares so that, immediately after exercise of the St. Paul Option, St. Paul will not be a "United States 25% Shareholder" as defined under "Description of Our Common Shares--Restrictions on Transfer." St. Paul's interest in owning Common Shares may be different from that of other shareholders.

         In connection with our formation, we have agreed with St. Paul and certain of its affiliates to enter into, among other things, a Formation and Separation Agreement, Master Services Agreements, Quota Share Retrocession Agreements, Run-off Services Agreements and Underwriting Management Agreements. These agreements, which we refer to as the "Inception Agreements", will become effective upon the completion of the Public Offering (except the Quota Share Retrocession Agreements which will take effect at 12:01 A.M., on the later of the business day immediately following the date of completion of the Public Offering or October 1, 2002) and will govern our relationship with St. Paul with respect to various intercompany services, which we and St. Paul will provide one another following the completion of the Public Offering. The terms of the Inception Agreements have been negotiated between Platinum and St. Paul but do not necessarily reflect terms that Platinum or St. Paul would agree to with an independent third party. Notwithstanding these contractual relationships, St. Paul (other than as restricted by the non-competition provisions of the Formation and Separation Agreement and of the UK Business Transfer Agreement), and its subsidiaries and affiliates, may from time to time compete with us, including by assisting or investing in the formation of other entities engaged in the insurance and reinsurance businesses. Conflicts of interest could also arise with respect to business opportunities that could be advantageous to St Paul and any of its subsidiaries or affiliates, on the one hand, and us, on the other hand. Other than as specified in the Inception Agreements, St. Paul is under no obligation to deal with us on any basis other than arm's length or to treat us as a "preferred provider" or grant us any other preferential treatment. St. Paul or its subsidiaries or affiliates have entered, and may enter, into agreements and maintain relationships with numerous companies that may directly compete with us.

RISKS RELATED TO OUR COMMON SHARES

         THERE IS NO PRIOR PUBLIC MARKET FOR THE COMMON SHARES.

         Prior to the Public Offering, there has been no public trading market for the Common Shares. If an active trading market does not develop and continue upon completion of the Public Offering, your investment may become less liquid and the market price of the Common Shares may decline, even below the initial public offering price. The initial public offering price per Common Share in the Public Offering will be determined by agreement among the Company, St. Paul and the representatives of the underwriters and may not be indicative of the market price of the Common Shares after the Public Offering. The Common Shares have been approved for listing on the New York Stock Exchange (the "NYSE") under the symbol "PTP" subject to notice of issuance.

         IT MAY BE DIFFICULT TO ENFORCE SERVICE OF PROCESS AND ENFORCEMENT OF JUDGMENTS AGAINST US AND OUR OFFICERS AND DIRECTORS.

         We are a Bermuda company and certain of our officers and directors will be residents of various jurisdictions outside the U.S.A substantial portion of our assets and our officers and directors, at any one time, are or may be located in jurisdictions outside the U.S. Although we have irrevocably appointed CT Corporation System as an agent in New York, New York to receive service of process with respect to actions against us arising out of violations of the U.S. federal securities laws in any federal or state court in the U.S. relating to the transactions covered by this prospectus, it may be difficult for investors to effect service of process within the U.S. on our directors and officers who reside outside the U.S. or to enforce against us or our directors and officers judgments of U.S. courts predicated upon civil liability provisions of the U.S. federal securities laws.

         FUTURE SALES OF COMMON SHARES MAY AFFECT THEIR MARKET PRICE.

         Sales of substantial amounts of the Common Shares in the public market following the Public Offering, the St. Paul Investment and the RenaissanceRe Investment, or the perception that such sales could occur, could adversely affect the market price of the Common Shares and may make it more difficult for us to sell our equity securities in the future, or for shareholders to sell their Common Shares, at a time and price which they deem appropriate. Upon completion, of the Public Offering, the St. Paul Investment and the RenaissanceRe Investment, there will be 40,000,000 Common Shares outstanding. In the event the underwriters' option to purchase an additional 4,506,000 Common Shares is exercised, St. Paul has the option to purchase (at a price per share equal to the initial public offering price less the underwriting discount) in the aggregate up to an additional 900,000 Common Shares in order to maintain the proportionate initial share ownership in the Company it obtained prior to the underwriters exercising their option to purchase additional Common Shares, and RenaissanceRe has the option to purchase (at a price per share equal to the initial public offering price less the underwriting discount) in the aggregate up to an additional 594,000 Common Shares in order to maintain the proportionate initial share ownership in the Company it obtained prior to the underwriters exercising their option to purchase additional Common Shares. As a result, if ..the underwriters' option to purchase additional Common Shares is exercised in full and these additional shares are purchased by St. Paul and RenaissanceRe, there would be 46,000,000 Common Shares outstanding upon completion of the Public Offering, the St. Paul Investment and the RenaissanceRe Investment. Furthermore, upon the settlement of the purchase contracts forming part of the
equity security units on    2005, an additional number of Common Shares, to be
determined based upon a settlement rate, will be sold to the holders of the equity security units. In that event, St. Paul and RenaissanceRe may exercise their pre-emptive rights to purchase a corresponding number of Common Shares to maintain their respective proportionate ownership interests in Platinum Holdings.

         The Common Shares sold in the Public Offering and issuable to the
holders of equity security units on      ,2005 will be freely tradeable without
restriction, or future registration under the Securities Act of 1933, as amended (the "1933 Act"), by persons other than "affiliates" of the Company. The Common Shares issued in the St. Paul Investment and the RenaissanceRe Investment, the Common Shares issuable pursuant to the St. Paul Option and the RenaissanceRe Option, and the Common Shares St. Paul and RenaissanceRe may purchase pursuant to their pre-emptive rights upon the settlement of the purchase contracts forming part of the equity security units will be "restricted securities" within the meaning of the 1933 Act and may not be sold in the absence of registration under the 1933 Act or an exemption therefrom. St. Paul and RenaissanceRe have been granted rights to require the Company to register Common Shares they own. Pursuant to a lock-up agreement, each of the Company and St. Paul and the Company's executive officers and directors and RenaissanceRe has agreed that for a period of 180 days from the closing date of the Public Offering they will not, without the prior written consent of Goldman, Sachs & Co., sell, offer to sell, contract to sell or otherwise dispose of any Common Shares or any other securities convertible into or exercisable or exchangeable for any Common Shares or grant options to purchase any Common Shares subject to certain limited exceptions. RenaissanceRe has agreed with us that for a period of one year from the closing date of the Public Offering it will not sell, offer to sell contract to sell or otherwise dispose of any Common Shares or any other securities convertible into or exercisable or exchangeable for any Common Shares or grant options to purchase any Common Shares, subject to certain limited exceptions. For a description of the St. Paul Investment and the RenaissanceRe Investment, see "St. Paul Investment, RenaissanceRe Investment and Principal Shareholders". For a description of St. Paul's pre-emptive rights, see

"Certain Relationships and Related Transactions--The St. Paul Investment-- Formation and Separation Agreement--Pre-emptive Rights". For a description of RenaissanceRe's pre-emptive rights, see "Certain Relationships and Related Transactions--The RenaissanceRe Investment--Transfer Restrictions, Registration Rights and Standstill Agreement--Pre-emptive Rights".

         OUR ISSUANCE OF EQUITY SECURITY UNITS MAY HAVE AN ADVERSE EFFECT ON THE MARKET FOR OUR COMMON SHARES.

         Concurrently with the Public Offering, we are offering $125 million of equity security units, plus up to an additional $18.75 million of equity security units if the underwriters' option to purchase additional equity security units is exercised in full. Any market that develops for our equity security units is likely to influence and be influenced by the market for our Common Shares. Investors in our equity security units may engage in transactions in our Common Shares in ways that adversely affect the price of our Common Shares, including the following:

         - sales of our Common Shares by investors who prefer to invest in us by investing in our equity security units; and

         - hedging an investment in our equity security units by selling our Common Shares.

         PUBLIC INVESTORS WILL SUFFER IMMEDIATE DILUTION.

         In the St. Paul Investment, we will issue to St. Paul, as the consideration for the Cash Contribution and the Transferred Business, 6,000,000 Common Shares and the St. Paul Option. If the underwriters exercise their option to purchase additional Common Shares in full, St. Paul has the option to purchase up to 900,000 additional Common Shares at a price per share equal to the initial public offering price less the underwriting discount. We will record the assets contributed to us in the Transferred Business at their net book value. In the RenaissanceRe Investment, we will issue 3,960,000 Common Shares to RenaissanceRe at a price per share equal to the initial public offering price less the underwriting discount. As additional, consideration, RenaissanceRe will receive the RenaissanceRe Option. If the underwriters and St. Paul exercise in full their options to purchase additional Common Shares in connection with the Public Offering, RenaissanceRe will have the option to purchase, at a price per share equal to the initial public offering price less the underwriting discount, up to 594,000 additional Common Shares at a price per share equal to the initial public offering price less the underwriting discount. As a result, the initial public offering price per Common Share will be higher than our net tangible book value per share. Accordingly, if you purchase Common Shares in the Public Offering, you will suffer immediate dilution of your investment. Based upon the issuance and sale of 30,040,000 Common Shares at an assumed initial public offering price of $22.50 (the midpoint, of the range stated on the front cover page) an assumed Cash Contribution in the amount of $117 million (the midpoint of the $114 million to $119 million range for the Cash Contribution) and assumed proceeds from the RenaissanceRe investment of $84 million (the midpoint of the $83 million to $86 million range of those proceeds), you will incur immediate dilution of approximately $1.43 in the net tangible book value per Common Share (or $1.40 if the underwriters, St. Paul and RenaissanceRe exercise their options to purchase additional Common Shares in connection with the Public Offering in full).

         THERE ARE LIMITATIONS ON THE OWNERSHIP, TRANSFERS AND VOTING RIGHTS OF OUR COMMON SHARES.

         Under our bye-laws, our directors are required to decline to register any transfer of Common Shares that would result in a person (or any group of which such person is a member), beneficially owning, directly or indirectly, 10% or more of the voting shares, or in the case of St. Paul and its subsidiaries, or RenaissanceRe and its subsidiaries, beneficially owning, directly or indirectly, 25% or more of such shares. Similar restrictions apply to our ability to issue or repurchase shares. These restrictions on the transfer, issuance or repurchase of shares do not apply to any issuance of shares to a person (other than St. Paul and its subsidiaries and RenaissanceRe and its subsidiaries) pursuant to a contract to purchase Common Shares from. Platinum Holdings included in the equity security units. The directors also may, in their discretion, decline to register the transfer of any shares if they have reason to believe (1) that, the transfer may lead to adverse tax or regulatory consequences in any jurisdiction or (2) that the transfer would violate the registration requirements of the U.S. federal securities laws or of any other jurisdiction. These restrictions would apply to a transfer of shares even if the transfer has been executed on the NYSE. A transferor of Common Shares will be deemed to own those shares for dividend, voting and reporting purposes until a transfer of those Common Shares has been registered on our register of shareholders. We are authorized to request information from any holder or prospective acquirer of Common Shares as necessary to give effect to the transfer, issuance and repurchase restrictions referred to above, and may decline to effect any transaction if complete and accurate information is not received as requested.

         In addition, our bye-laws generally provide that any person (or any group of which such person is a member) beneficially owning, directly or indirectly, shares carrying 10% or more of the total voting rights attached to all of our outstanding voting shares, will have the voting rights attached to its issued shares reduced so that it may not exercise 10% or more of such total voting rights. Because of the attribution provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and the rules of the Securities and Exchange Commission (the "SEC") regarding determination of beneficial ownership, this requirement may have the effect of reducing the voting rights of a shareholder whether or not such shareholder directly holds 10% or more of our Common Shares. Further, the directors have the authority to require from any shareholder certain information for the purpose of determining whether that shareholder's voting rights are to be reduced. Failure to respond to such a notice, or submitting incomplete or inaccurate information, gives the directors (or their designee) discretion to disregard all votes attached to that shareholder's Common Shares. See "Description of Our Common Shares".

         The insurance law of Maryland prevents any person from acquiring control of us or of Platinum US unless that person has filed a notification with specified information with the Maryland Insurance Commissioner and has obtained his prior approval. Under the Maryland statute, acquiring 10% or more of the voting stock of an insurance company or its parent company is presumptively considered a change of control, although such presumption may be rebutted. Accordingly, any person who acquires, directly or indirectly, 10% or more of the voting securities of Platinum Holdings without the prior approval of the Maryland Insurance Commissioner will be in violation of this law and may be subject to injunctive action requiring the disposition or seizure of those securities by the Maryland Insurance Commissioner or prohibiting the voting of those securities and to other actions determined by the Maryland Insurance Commissioner. In addition, many U.S. state insurance laws require prior notification of state insurance departments of a change in control of a non-domiciliary insurance company doing business in that state. While these pre-notification statutes do not authorize the state insurance departments to disapprove the change in control, they authorize regulatory action in the affected state if particular conditions exist such as undue market concentration. Any future transactions that would constitute a change in control of Platinum Holdings may require prior notification in those states that have adopted preacquisition notification laws.

         Common Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act 1998 of Bermuda. In addition, sales of Common Shares to persons resident in Bermuda for Bermuda exchange control purposes may require the prior approval of the Bermuda Monetary Authority. Consent under the Exchange Act of 1972 (and regulations thereunder) has been obtained from the Bermuda Monetary Authority for the issue and transfer of the Common Shares being offered pursuant to this offering and between non-residents of Bermuda for exchange control purposes, provided our Common Shares remain listed on an appointed stock exchange, which includes the NYSE. This prospectus will be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law. In giving such consent, and in accepting this prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies accepts any responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed herein.

         The Financial Services and Markets Act 2000 ("FSMA") regulates the acquisition of "control" of any U.K. insurance company authorized under FSMA. Any company or individual that (together with its or his associates) directly or indirectly acquires 10% or more of the shares in the parent company of a U.K. authorized insurance company, or is entitled to exercise or control the exercise of 10% or more of the voting power in such a parent company, would be considered to have acquired "control" for the purposes of the relevant legislation, as would a person who had significant influence over the management of such parent company by virtue of his shareholding in it. A purchaser of more than 10% of the Common Shares would therefore be considered to have acquired "control" of Platinum UK.

         Under FSMA, any person proposing to acquire "control" over a U.K. authorized insurance company must give prior notification to the FSA of his intention to do so. The FSA would then have three months to consider that person's application to acquire "control". In considering whether to approve such application, the FSA must be satisfied both that the acquirer is a fit and proper person to have such "control" and that the interests of consumers would not be threatened by such acquisition of "control". Failure to make the relevant prior application would constitute a criminal offense.

         The foregoing provisions of our bye-laws and legal restrictions will have the effect of rendering more difficult or discouraging unsolicited takeover bids from third parties or the removal of incumbent management.

         YOUR INVESTMENT COULD BE MATERIALLY ADVERSELY AFFECTED IF WE ARE DEEMED TO BE ENGAGED IN BUSINESS IN THE U.S.

         Platinum Holdings arid Platinum Bermuda are Bermuda companies. Platinum UK is a U.K. company, and Platinum Ireland is an Irish company. We believe that Platinum Holdings, Platinum UK, Platinum Bermuda arid Platinum Ireland will each operate in such a manner that none of these companies will be subject to U.S. tax (other than U.S. excise tax on reinsurance premiums and withholding tax on certain, investment income from U.S. sources) because they will not be engaged in a trade or business in the U.S. Nevertheless, because definitive identification of activities which constitute being engaged in a trade or business in the U.S. is not provided by the Code or regulations or court decisions, the U.S. Internal Revenue Service (the "IRS") might contend that any of Platinum Holdings, Platinum UK, Platinum Bermuda or Platinum Ireland are/is engaged in a trade or business in the U.S. If Platinum Holdings, Platinum UK, Platinum Bermuda or Platinum Ireland were engaged in a trade or business in the U.S., arid if Platinum UK, Platinum Bermuda or Platinum Ireland were to qualify for benefits under the applicable income tax treaty with the United States, but such trade or business were attributable to a "permanent establishment" in the U.S. (or in the ease of Platinum Bermuda, with respect to investment income, arguably even if such income were not attributable to a "permanent establishment"), Platinum Holdings, Platinum UK, Platinum Bermuda, and/or Platinum Ireland would be subject to U.S. tax at regular corporate rates on the income that is effectively connected with the U.S. trade or business, plus an additional 30% "branch profits" tax. on such income remaining after the regular tax in certain circumstances, in which case our earnings and your investment, could be materially adversely affected.

         IF YOU ACQUIRE 10% OR MORE OF THE COMMON SHARES, CFC RULES MAY APPLY TO YOU.

         Under the Code, each "United States shareholder" of a foreign corporation that is a "controlled foreign corporation" ("CFC") for an uninterrupted period of 30 days or more during a taxable year, and who owns shares in the CFC on the last clay of the CFC's taxable year must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC's "subpart income", even if the subpart F income is not distributed. For these purposes, any U.S. person who owns, directly or indirectly through a foreign entity or through the constructive ownership rules of the Code, 10% or more of the total combined voting power of all classes of stock of a foreign corporation will be considered to be a "United States shareholder". In general, a foreign insurance company such as Platinum UK or Platinum Bermuda is treated as a CFC only if such "United States shareholders" collectively own more than 25% of the total combined voting power or total value of our stock. St. Paul will, for federal income tax purposes, actually or constructively, own approximately % of the Common Shares upon completion of this offering, assuming no exercise of the underwriters' option to purchase additional Common Shares, although, pursuant to our bye-laws, the combined voting power of these shares is limited to approximately 9,9% of the combined voting power of all Common Shares. We expect that, because of the limitations on concentration of voting power of our Common Shares, the dispersion of our share ownership among holders other than St. Paul, the provisions for directed voting on matters requiring action by the shareholders of Platinum Bermuda, Platinum Ireland and Platinum UK (including the election of the members of their boards of directors) and the restrictions on transfer, issuance or repurchase of the Common Shares, you will not be subject to treatment as a "United States shareholder" of a CFC. In addition, because under our bye-laws no single shareholder (including St. Paul) is permitted to exercise, after taking into account Common Shares constructively owned or held indirectly through a foreign entity, as much as 10% of the total combined voting power of the Company, you should not be viewed as a "United States shareholder" of a CFC for purposes of these rules. However, these rules could apply to you. Accordingly, U.S. persons who might, directly, or indirectly through a foreign entity or through the constructive ownership rules of the Code, acquire or be deemed to acquire 10% or more of our Common Shares should consider the possible application of the CFC rules.

         UNDER CERTAIN CIRCUMSTANCES, YOU MAY BE REQUIRED TO PAY TAXES ON YOUR PRO RATA SHARE OF PLATINUM BERMUDA'S AND PLATINUM UK'S RELATED PERSON INSURANCE INCOME.

         If Platinum UK's or Platinum Bermuda's related person insurance income ("RPII") were to equal or exceed 20% of Platinum UK's or Platinum Bermuda's gross insurance income in any taxable year and direct or indirect insureds (and persons related to such insureds) own (or are treated as owning directly or indirectly) 20% or more of the voting power or value of the shares of Platinum UK or Platinum Bermuda, a U.S. person who owns the Common Shares of Platinum Holdings directly or indirectly on the last day of the taxable year would be required to include in its income for U.S. federal income tax purposes the shareholder's pro rata share of Platinum UK's or Platinum Bermuda's RPII for the entire taxable year, determined as if such RPII were distributed proportionately to such United States shareholders at that date regardless of whether such income is distributed. In addition, U.S. tax-exempt organizations would be required to treat RPII as unrelated business taxable income if Platinum UK's or Platinum Bermuda's RPII equaled or exceeded 20% of Platinum UK's or Platinum Bermuda's gross insurance income in any taxable year. The amount of RPII earned by Platinum UK or Platinum Bermuda (generally, premium and related investment income from the direct or indirect insurance or reinsurance of any direct or indirect U.S. shareholder of Platinum UK or Platinum Bermuda or any person related to such shareholder, including St Paul) will depend on a number of factors, including the geographic distribution of Platinum UK or Platinum Bermuda's business and the identity of persons directly or indirectly insured or reinsured by Platinum UK or Platinum Bermuda. Some of the factors which determine the extent of RPII in any period may be beyond Platinum UK's or Platinum Bermuda's control. Consequently, Platinum UK's or Platinum Bermuda's RPII could equal or exceed 20% of its gross, insurance income in any taxable year and ownership of its shares by direct or indirect insureds and related persons could equal or exceed the 20% threshold described above.

         The RPII rules provide that if a shareholder who is a U.S. person disposes of shares in a foreign insurance corporation that has RPII (even if the amount of RPII is less than 20% of the corporation's gross insurance income) and in which U.S. persons own 25% or more of the shares, any gain from the disposition will generally be treated as ordinary income to the extent of the shareholder's share of the corporation's undistributed earnings and profits that were accumulated during the period that the shareholder owned the shares (whether or not such earnings and profits are attributable to RPII). In addition, such a shareholder will be required to comply with certain reporting requirements, regardless of the amount of shares owned by the shareholder. These rules should not apply to dispositions of Common Shares because Platinum Holdings will not itself be directly engaged in the insurance business and because proposed U.S. Treasury regulations appear to apply only in the case of shares of corporations that are directly engaged in the insurance business. However, the IRS might interpret the proposed regulations in a different manner and the applicable proposed regulations may be promulgated in final form in a manner that would cause these rules to apply to dispositions of our Common Shares.

         CHANGES IN U.S. FEDERAL INCOME TAX LAW COULD MATERIALLY ADVERSELY AFFECT SHAREHOLDERS' INVESTMENT.

         Recently proposed U.S. legislation targeting so-called "inversion transactions" would under certain circumstances treat a foreign corporation as a U.S. corporation for U.S. federal income tax purposes and under other circumstances would require obtaining IRS approval of the terms of related-party transactions. In addition, interest deductions on debt borrowed from or guaranteed by a related non-U.S. party would be more severely limited than under existing so-called "earnings stripping" provisions.

         The Company and its subsidiaries would appear generally not to be subject to the proposed legislation directed at inversion transactions as currently drafted. However, the proposed changes to the earnings stripping provisions could impose significant restrictions on the amount of interest deductible by the Company's U.S. subsidiaries on certain debt owed to or guaranteed by related non-U.S. parties (including the surplus note to be issued by Platinum US to Platinum Ireland and the senior notes to be issued by Platinum Finance and guaranteed by the Company). We cannot predict whether the proposed legislation (or any similar legislation) will be enacted or, if enacted, what the specific provisions or the effective date of any such legislation would be, or whether it would have any effect on the Company or its subsidiaries.

         If the inversion legislation were enacted and made applicable to the Company and its subsidiaries, we could be treated as a U.S. corporation. If we were treated as a U.S. corporation, we would be subject to taxation in the U.S. at regular corporate rates, in which case our earnings and shareholders' investments would be materially adversely affected. In addition, the U.S. tax consequences to our shareholders would be significantly different from those described below in "Certain Tax Considerations--Taxation of Shareholders--United States Taxation of U.S. and Non-U.S. Shareholders". If the inversion legislation were to so apply, however, the earnings stripping provisions would, if also enacted, be inapplicable to the extent the non-U.S. related-party lender or guarantor was treated as a U.S. corporation under the inversion legislation. Prospective investors should consult their tax advisors regarding the U.S. tax consequences to them, in their particular circumstances, if we were treated as a U.S. corporation.

         In addition, a bill has been introduced in the House of Representatives that would effectively deny--by deferring for an extended period--a U.S.-based insurer or reinsurer that reinsures or retrocedes a portion of its risk with or to a related foreign-based reinsurer or retrocedent in a low tax rate jurisdiction (such as Bermuda) a deduction for the portion of the insurance or reinsurance premium ceded to the related foreign-based party, thereby effectively subjecting all of the premium income to U.S. tax. Moreover, a senior official of the U.S. Treasury Department has also identified related party reinsurance arrangements as an area that requires study because it may result in an inappropriate shift of income from a U.S. corporate group to its foreign affiliates, implying that, were that to be the conclusion of such a study, legislation, possibly in the form of legislation imposing a premium-based tax, might be needed. Enactment of legislation of either type could materially adversely affect our earnings and shareholders' investments.

         WE MAY BECOME SUBJECT TO TAXES IN BERMUDA AFTER 2016.

         We have received a standard assurance from the Bermuda Minister of Finance, under Bermuda's Exempted Undertakings Tax Protection Act 1966, that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to us or to any of our operations or our shares, debentures or other obligations until March 28, 2016. Consequently, if our Bermuda tax exemption is not extended past March 28, 2016, we may be subject to any Bermuda tax after that date. For more information on Bermuda taxation of Platinum Holdings and Platinum Bermuda, see "Certain Tax Considerations".

         BERMUDA COULD BE SUBJECT TO SANCTIONS BY A NUMBER OF MULTINATIONAL ORGANIZATIONS WHICH COULD ADVERSELY AFFECT BERMUDA COMPANIES.

         A number of multinational organizations, including the EU, the Organization for Economic Cooperation and Development ("OECD"), including its Financial Action Task Force, and the Financial Stability Forum have all recently identified certain countries as blocking information exchange, engaging in harmful tax competition or not. maintaining adequate controls to prevent corruption, such as money laundering activities. Recommendations to limit such harmful practices are under consideration by these organizations, and a recent report, published on November 27, 2001 by the OECD contains an extensive discussion of specific recommendations. The OECD has threatened non-member jurisdictions that do not agree to cooperate with the OECD with punitive sanctions by OECD member countries. It is unclear what these sanctions will be and if they will be imposed. Bermuda has committed to a course of action to enable compliance with the requirements of these multinational organizations. However, the action taken by Bermuda may not be sufficient, to preclude all. effects of the measures or sanctions described above, which if ultimately adopted could adversely affect Bermuda companies such as Platinum Holdings and Platinum Bermuda.

         Some of the statements contained in this prospectus, including those using words such as "believes", "expects", "intends", "estimates", "projects", "predicts", "assumes", "anticipates", "plans" and "seeks", and variations thereof are forward-looking statements. Forward-looking statements are statements other than of historical fact. Since Platinum has no history of operations, most of the statements relating to Platinum and its business, including statements relating to its competitive strengths and business strategies, are forward-looking statements. These forward-looking statements are subject to risks and uncertainties and are not a guarantee of future performance. In light of these risks and uncertainties, actual results may differ materially from those suggested by the forward- looking statements for various reasons, including those discussed in this section. We may not be able to conduct our business successfully, execute our strategies effectively or achieve our financial and other objectives.

         As with any common stock investment, the price of our Common Shares may fluctuate widely depending on many factors, including:

         - the perceived prospects of our business in particular and the insurance, asset management, securities and financial services industries generally;

         - differences between our actual financial and operating results and those expected by investors and analysts;

         -     changes in analysts' recommendations or projections;

         -     changes in general economic, market and political conditions; and

         -     broad market and interest rate fluctuations.

                                    DILUTION

         Net tangible book value per Common Share represents the amount of tangible assets less total liabilities, divided by the number of Common Shares outstanding. Dilution in net tangible book value per Common Share represents the difference between the amount per Common Share paid by purchasers of our Common Shares in the Public Offering and the net tangible book value per Common Share, immediately after the Public Offering. Because St. Paul will make the Cash Contribution and contribute the Transferred Business, having a net tangible book value of approximately $11 million as of June 30, 2002. in return for its Common Shares and the St. Paul Option, because we will record the assets so contributed at their net book value, and because RenaissanceRe will pay a purchase price per share equal to the initial public offering price less the underwriting discount in the RenaissanceRe Investment, the initial public offering price per Common Share will be higher than our net tangible book value per share. Accordingly, if you purchase Common Shares in the Public Offering, you will suffer immediate dilution of your investment. After giving effect to (1) St. Paul's Cash Contribution, ranging from $14 million to $119 million, and its contribution of the Transferred Business in return for 6,000,000 Common Shares and the St. Paul Option, (2) our sale of 30,040,000 Common Shares in the Public Offering at an assumed initial, public offering price of $22.00, $22.50 and $23.00, respectively, per Common Share, (3) proceeds from the RenaissanceRe Investment ranging from $83 million to $86 million and (4) our sale of $125 million in equity security units in the ESU Offering, after deduction of underwriting discounts and commissions and estimated formation, organization and offering expenses payable by us, resulting in net proceeds to us of approximately $942 to $980 million, the range of our pro forma net tangible book value as of June 30, 2002 would have been approximately $824 to $862 million, or $20.59 to $21.54 per Common Share. This represents an immediate dilution in. pro forma net tangible book value of approximately $1.41 to $1.46 per Common Share to purchasers in this offering.

                                                                        IPO PRICE     IPO PRICE    IPO PRICE
                                                                        OF $22.00     OF $22.50    OF $23.00
                                                                        PER SHARE     PER SHARE    PER SHARE
                                                                        ---------     ---------    ---------
St. Paul Cash Contribution (in millions)                                  $  114        $  117       $  119
RenaissanceRe Investment (in millions)                                    $   83        $   84       $   86
Assumed initial public offering price Per Common Share                     22.00         22.50        23.00
Net tangible book value per Common Share after the offering                20.59         21.07        21.54
                                                                          ------        ------       ------
Net tangible book value dilution per common share to investors            $ 1.41        $ 1.43       $ 1.46
                                                                          ======        ======       ======

         As we are newly formed, our net tangible book value before the Public Offering, the ESU Offering, the St. Paul Investment and the RenaissanceRe Investment was $ 120,000 as of June 30, 2002.

         The following table sets forth as of June 30, 2002, the total consideration paid and the average price per Common Share paid by St. Paul, by RenaissanceRe and by investors, before deducting underwriting discounts and commissions and estimated formation, organization and offering expenses of $1.06 per Common Share payable by us related to shares purchased by investors, assuming an initial public offering price of $22.50 (the midpoint of the range stated on the front, cover page).

                         COMMON SHARES                                              AVERAGE
                           PURCHASED              PRO FORMA TOTAL CONSIDERATION    PRICE PER
                    ----------------------        -----------------------------     COMMON
                      NUMBER       PERCENT           AMOUNT             PERCENT      SHARE
                    ----------     -------        -------------         -------    ---------
St. Paul             6,000,000      15.0%         $ 127,912,500          14.4%     $   21.32
RenaissanceRe        3,960,000       9.9             84,422,250           9.5          21.32
Investors           30,040,000      75.1            675,900,000          76.1          22.50
                    ----------     -----          -------------         -----      ---------
Total               40,000,000     100.0%         $ 888,234,750         100.0%     $   22.21
                    ==========     =====          =============         =====      =========

         The above table does not include Common Shares issuable upon (1) exercise of the underwriters' option to purchase additional Common Shares in the Public Offering and the concurrent optional purchase by St Paul or RenaissanceRe of additional Common Shares to maintain their respective proportionate share ownership immediately following the Public Offering, (2) exercise of the St. Paul Option, (3) exercise of the RenaissanceRe Option, (4) exercise of options to be issued to our management and other employees pursuant to our employee compensation plans or (5) settlement of the purchase contracts contained in the equity security units. Including the underwriters' option to purchase additional shares (and the exercise in full by St. Paul and RenaissanceRe of their options to purchase additional shares to maintain their respective ownership levels), St, Paul's contribution would be for an average price of from $20,85 to $21.79 per share, and RenaissanceRe's contribution would be for an average price of from $20.85 to $21.79 per share.

                                 USE OF PROCEEDS

         Assuming the Common. Shares are offered at an initial public offering price of $22.50 per Common Share (the midpoint of the range stated on the front cover page), the net proceeds from the Public Offering are estimated to be between approximately $640 (assuming no exercise of the underwriters' options to purchase additional Common Shares) and $736 (assuming full exercise of the underwriters' option to purchase additional Common Shares). Assuming the Common Shares are offered at an initial public offering price of $22.50 per Common Share, the Cash Contribution will result in additional proceeds of $117 million, and the RenaissanceRe Investment will result in additional proceeds of $84 million. If St Paul and RenaissanceRe each, exercise in full their options to purchase additional Common Shares in connection with the Public Offering, there would be $32 million of additional proceeds. We also expect, to receive estimated net proceeds of approximately $120 million from the ESU Offering (or $138 million if the underwriters exercise in full their option to purchase additional units). All but approximately $20 million of the net proceeds from the ESU Offering (or approximately $23 million of the underwriters exercise in full their option to purchase additional equity security units) will be contributed to Platinum US. The remaining net proceeds from the ESU Offering will be retained by Platinum Finance. A portion of the net proceeds of me Public Offering, the RenaissanceRe Investment and the Cash Contribution, currently estimated at approximately $10 million, will be retained by Platinum Holdings and the balance will be contributed to the capital of Platinum US (in an amount not less than $250 million), Platinum UK (in an amount not less than $150 million, upon its being licensed in the United Kindgom), Platinum

Ireland (in an amount not less than $100 million, substantially all of which will be used to purchase a surplus note issued by Platinum US) and Platinum Bermuda (in an amount not less than $375 million).

                                 DIVIDEND POLICY

         The Company intends to declare and pay quarterly cash, dividends of
$    per Common Share beginning with the first quarter of 2003. The declaration, and payment, of dividends will be at the discretion of the Board of Directors of the Company but will be prohibited if certain contract adjustment, payments in respect of the equity security units are deferred, and will depend upon our results of operations arid cash flows, the financial position and capital requirements of Platinum US, Platinum UK and Platinum Bermuda, general business conditions, legal, tax and regulatory restrictions on the payment of dividends and other factors the Board of Directors of the Company deems relevant. While the Company is not itself subject to any significant legal prohibitions on the payment of dividends, Platinum US will be subject to regulatory constraints imposed by Maryland insurance law, Platinum UK will be subject to regulatory constraints imposed by U.K. insurance law, Platinum Ireland will be subject to constraints imposed by Irish law, and Platinurn Bermuda will be subject to regulatory constraints imposed by Bermuda insurance law, which affect their ability to pay dividends to the Company. See "Business--Regulation". Accordingly, there is no requirement or assurance that dividends will be declared or paid in the future. In addition, we do not expect that our rate of dividend increase, if any, will be more than 10% per year, and we have agreed to adjust the exercise price in the St. Paul Option and the RenaissanceRe Option to the extent dividend increases exceed such rate. See "Certain Relationships and Related Transactions--The St. Paul Investment--St. Paul Option Agreement" and "--The RenaissanceRe Investment--The RenaissanceRe Option Agreement".

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company as of June 30, 2002 and as adjusted to give effect to the Public Offering and the RenaissanceRe Investment based on an assumed initial public offering price in the Public Offering of $22.50 per Common Share (the midpoint of the range stated on the front cover page) and a Cash Contribution of $117 million (the midpoint of the $114 million to $119 million range for the Cash Contribution), as well as the ESU Offering. This table assumes no exercise by the underwriters, St. Paul or RenaissanceRe of their options to purchase up to, in aggregate, 6,000,000 additional Common Shares in connection with the Public Offering or to purchase up to $18.75 million of additional equity security units in the ESU Offering.

                                                                                                  ADJUSTMENT FOR
                                                                                                 PUBLIC OFFERING,
                                                      ADJUSTMENT FOR                                  CASH
                                                      PUBLIC OFFERING,                            CONTRIBUTION,
                                                     CASH CONTRIBUTION                            RENAISSANCERE
                                                     AND RENAISSANCERE      ADJUSTMENT FOR        INVESTMENT AND
                                           ACTUAL       INVESTMENT           ESU OFFERING          ESU OFFERING
                                         ---------   -----------------      --------------       ----------------
Debt obligations                         $      --   $              --         125,000,000         125,000,000

Shareholders' equity

  preferred share, par value
  $0.01 per share
  (25,000,000 share
  authorized, as adjusted;
  none outstanding)                             --                  --                  --                  --

  Common Shares, par value
  $0.01 per share
  (135,000,000 shares
  authorized; 200,000,000
  shares authorized, as
  adjusted; 1,200,000 shares
  outstanding;
  40,000,000'shares
  outstanding, as adjusted)                 12,000             388,000                  --             400,000

  Additional paid-in capital               108,000         852,242,000          (8,000,000)(1)     844,350,000

  Retained earning                              --          (2,138,000)(2)              --          (2,138,000)
                                         ---------   -----------------      --------------       -------------
Total shareholders' equity                 120,000         850,292,000          (8,000,000)        842,612,000
                                         ---------   -----------------      --------------       -------------
  Total capitalization                   $ 120,000   $     850,492,000         117,000,000         967,612,000
                                         =========   =================      ==============       =============

------------

(1) Reflects an adjustment representing the present value of the contract adjustment payments payable in connection with the purchase contracts contained in the equity security units.

(2) Reflects certain formation and organization expenses as discussed in Notes 2 and 12 to our consolidated balance sheet. on pages F-5 and F-12 of this prospectus.

                         PRO FORMA FINANCIAL INFORMATION

         We caution that the Platinum pro forma consolidated balance sheet and pro forma combined underwriting results presented herein are not indicative of the actual results that we expect to achieve once we commence operations. Many factors may cause our actual results to differ materially from the pro forma consolidated balance sheet and underwriting results including, but not limited to, the following:

         - Platinum's pro forma combined statement of underwriting results includes premium and loss development on business entered into prior to January 1, 2002. Under the Quota Share Retrocession Agreements, we are assuming no premium or loss development on business entered into prior to January 1, 2002. Therefore, our reported premiums written and earned and reported losses and loss adjustment expenses in our initial years of operation could be substantially lower than as presented in Platinum's pro forma combined statement of underwriting results. As such, our reported results in our initial years of operation will not be subject to prior year development for periods prior to January 1, 2002.

         - Following the Public Offering, we will report underwriting results under the Quota Share Retrocession Agreements for the period prior to the later of the business day immediately after the date of completion of the Public Offering or October 1, 2002 based on the application of retroactive reinsurance accounting, resulting in the premiums earned and losses incurred by St. Paul during such period being excluded from our statement of underwriting results. Due to this exclusion, following the Public Offering, our reported 2002 premiums written and earned and our net underwriting results in 2002 could be substantially different than as presented in Platinum's pro forma combined statement of underwriting results.

         - Platinum's pro forma consolidated balance sheet reflects the inception of the Quota Share Retrocession Agreements assuming transferred balances as of June 30, 2002. Platinum's actual consolidated balance sheet will report transferred amounts determined as of 12:01 a.m., on the later of the business day immediately after the date of completion of the Public Offering or October 1, 2002. Accordingly, underwriting gain or loss with respect to the Assumed Reinsurance Contracts for the period from January 1, 2002 through such date will be retained by St. Paul.

         - Although we expect to continue to be afforded the benefits of most of St. Paul Re's retrocessional reinsurance program through their expiration during 2002, we may enter into retrocessional reinsurance contracts with significantly different terms and conditions from those that have been made available to us from St. Paul Re and which form the basis of our initial operations.

         - The additional and reinstatement premiums recorded in 2001 by St. Paul Re's Finite Risk operating segment were primarily caused by losses relating to the September 11, 2001 terrorist attack. These additional and reinstatement premiums were unusually high and not necessarily indicative of the recurring premium volume we expect to write in that business segment.

         - Platinum's pro forma financial statements continue to reflect the discounting of the liability for certain Assumed Reinsurance Contracts based on our current intention to make arrangements to permit such discounting. If we do not put such arrangements in place, reinsurance contracts of a similar type entered into in the future would be reported on an undiscounted basis.

PRO FORMA CONSOLIDATED BALANCE SHEET

         We have prepared our unaudited pro forma consolidated balance sheet as of June 30, 2002 to reflect our initial capitalization in the amount of $120,000 and adjusted to reflect, among other things,

         - amounts reflecting (a) the receipt of approximately $725 million, representing the estimated net proceeds from the Public Offering and the RenaissanceRe Investment based on an assumed initial public offering price of $22.50 per Common Share (the midpoint of the range stated on the front cover page), without giving effect to any exercise of the underwriters', St. Paul's or RenaissanceRe's options to purchase additional Common Shares, (b) the redemption of the Common Shares that were issued at inception and capital contributed prior to the Public Offering, (c) the payment of certain formation and organization expenses, as discussed in Notes 2 and 12 to our consolidated balance sheet, on pages F-5 and F-12 of this prospectus, which totals $5.1 million, of which $2.1 million has been expensed as of June 30, 2002, and
                  (d) our entering into the Services and Capacity Reservation Agreement as of June 30, 2002, Additional formation and organization expenses will be incurred, prior to closing. It is further assumed that the net proceeds from the Public Offering will be invested in long-term, taxable fixed income securities;

         - amounts representing the receipt of St. Paul's Cash Contribution of $117 million (the midpoint of the $114 million to $119 million range for the Cash Contribution) and the contribution of the Transferred

                  Business at historical cost in exchange for the issuance of Common Shares and the St. Paul Option. Amounts related to net tangible assets contributed to Platinum by St. Paul are recorded at St. Paul's book value as of June 30, 2002. Assets include the net assets of Platinum US (which reflect a dividend of $15 million to be made to United States Fidelity and Guaranty Company, the parent of Platinum US, immediately prior to St. Paul's contribution of Platinum US) as well as certain fixed assets and other intangible assets such as broker and customer lists and contract renewal rights and licenses;

         - amounts reflecting the receipt of approximately $1.20 million, representing the estimated net proceeds from the ESU Offering and recognition of the present value of future contract adjustment payments payable on the purchase contracts contained within the equity security units, without giving effect to any exercise of the underwriters' option to purchase additional equity security units. It is farther assumed that the net proceeds from the ESU Offering will be invested in long-term, taxable fixed income securities; and

         - amounts reflecting Platinum entering into the Quota Share Retrocession Agreements with St. Paul Re reinsuring the Assumed Reinsurance Contracts as of June 30, 2002.

                                                                                        JUNE 30, 2002
                                                                                         ADJUSTMENTS
                                                                      ----------------------------------------------   PRO FORMA
                                                         HISTORICAL      (1)         (2)         (3)          (4)      PLATINUM
                                                         ----------   ---------   ---------   ----------   ---------   ----------
                                                                                   ($ IN THOUSANDS)
ASSETS
   Investments                                           $       --   $ 724,837   $ 116,576   $  120,000   $      --   $  961,413
   Cash                                                         130      (5,230)      4,538           --     232,146      231,584
   Deferred acquisition costs                                    --          --          --           --      21,794       21,794
   Other assets                                                  --       6,962       6,799        5,000          --       18,761
                                                         ----------   ---------   ---------   ----------   ---------   ----------
      TOTAL ASSETS                                       $      130   $ 726,569   $ 127,913   $  125,000   $ 253,940   $1,233,552
                                                         ==========   =========   =========   ==========   =========   ==========
LIABILITIES
   Unpaid losses and loss adjustment expense reserves    $       --   $      --   $      --   $       --   $ 102,217   $  102,217
   Unearned premium reserves                                     --          --          --           --     151,723      151,723
   Debt obligation                                               --          --          --      125,000          --      125,000
   Other liabilities                                             10       3,990          --        8,000          --       12,000
                                                         ----------   ---------   ---------   ----------   ---------   ----------
      TOTAL LIABILITIES                                  $       10   $   3,990   $      --   $  133,000   $ 253,940   $  390,940
                                                         ----------   ---------   ---------   ----------   ---------   ----------
SHAREHOLDERS' EQUITY
   Common shares                                         $       12   $     328   $      60   $       --   $      --   $      400
   Additional paid-in capital                                   108     724,389     127,853       (8,000)         --      844,350
   Retained earnings                                             --      (2,138)         --           --          --       (2,138)
                                                         ----------   ---------   ---------   ----------   ---------   ----------
      TOTAL SHAREHOLDERS' EQUITY                         $      120   $ 722,579   $ 127,913   $   (8,000)  $      --   $  842,612
                                                         ----------   ---------   ---------   ----------   ---------   ----------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $      130   $ 726,569   $ 127,913   $  125,000   $ 253,940   $1,233,552
                                                         ==========   =========   =========   ==========   =========   ==========

NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET

The following describe amounts included in the "Adjustments" columns above:

1. Amounts reflecting (a) the receipt of approximately $725 million, representing the estimated net proceeds from the Public Offering and the RenaissanceRe Investment, based on an assumed initial public offering price of $22.50 per Common Share (the midpoint of the range stated on the front cover page), without giving effect to any exercise of the underwriters', St. Paul's or RenaissanceRe's options to purchase additional Common Shares, (b) the redemption of the Common Shares that were issued at inception and capital contributed prior to the Public Offering, (c) the payment of certain formation and organization expenses, as discussed in Notes 2 and 12 to our consolidated balance sheet, on pages F-5 and F-12 of this prospectus, which totals $5.1 million, of which $2.1 million has been expensed as of June 30, 2002, and (d) our entering into, arid accruing for, the Services and Capacity Reservation Agreement as of June 30, 2002. Additional formation and organization expenses will be incurred prior to closing. It is further assumed that the net proceeds from fee Public Offering will be invested in long-term, taxable fixed income securities.

2. Amounts representing the receipt of St. Paul's Cash Contribution of $117 million (the midpoint of the $114 million, to $119 million range for the Cash Contribution) and the contribution of the Transferred Business at historical cost in exchange for the issuance of Common Shares and the St. Paul Option. Amounts related to net tangible assets contributed to Platinum by St. Paul are recorded at St. Paul's book value as of June 30, 2002. Assets include the net assets of Platinum US (which reflect a dividend of $15 million to be made to United States Fidelity and Guaranty Company, the parent of Platinum US, immediately prior to St. Paul's contribution of Platinum US) as well as certain fixed assets and other intangible assets such as broker and customer lists and contract renewal rights and licenses.

3. Amounts reflecting the receipt of approximately $120 million, representing the estimated net proceeds from the ESU Offering and recognition of the present value of future contract adjustment payments payable on the purchase contracts contained within the equity security units, without giving effect to any exercise of the underwriters' option to purchase additional equity security units. It is further assumed that the net proceeds from the ESU Offering will be invested in long-term, taxable fixed income securities.

4. Amounts reflecting Platinum entering into the Quota Share Retrocession Agreements with St. Paul Re reinsuring the Assumed Reinsurance Contracts as of June 30, 2002.

PRO FORMA COMBINED STATEMENTS OF UNDERWRITING RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001, AND THE YEAR ENDED DECEMBER 31, 2001

         We have prepared our unaudited pro forma combined statements of underwriting results to represent our reinsurance business, as if we had commenced our operations and the Public Offering, the ESU Offering, the St. Paul investment and the RenaissanceRe Investment had been completed as of January 1, 2001. Our presentation of our pro forma underwriting results assumes that all of the Inception Agreements were entered into as of January 1, 2001. We have based our presentation on St. Paul Re's actual underwriting results for the periods presented. We have then adjusted these historical results to remove any of St. Paul Re's reinsurance businesses that, will not be part of Platinum following the completion of this Public Offering, including

         - amounts related to St. Paul Re's reinsurance business representing lines of business that will not be transferred to Platinum, including aviation and bond and credit reinsurance, certain financial risk and capital markets reinsurance products, and certain North American business previously underwritten in London. Platinum will not obtain the renewal rights to these lines of business and will not assume liabilities related to these lines of business, and Platinum's management does not intend to write these lines of business in the future, and

         - amounts related to St. Paul Re's allocations from the St. Paul corporate aggregate excess-of-loss reinsurance program that will not be available to Platinum.

Except as noted above, the pro forma combined underwriting results assume that all other retrocessional reinsurance with respect to the Assumed Reinsurance Contracts entered into in 2002 will remain available to Platinum.

         Also, as noted above, we have based our pro forma underwriting results on the assumption that all of the Inception Agreements were entered into on January 1, 2001, including the Services and Capacity Reservation Agreement.

         Our future results will depend in part on the amount of our investment income, which cannot be predicted and which will fluctuate depending upon the types of investments we select, our underwriting results and market factors. Actual tax expense in future periods will be based on underwriting results plus investment income and other income and expense items not reflected in the pro forma combined statements of underwriting results. Our effective tax rate will reflect the proportion of income recognized by our operating subsidiaries, with Platinum US taxed at the U.S. corporate income tax rate (35%), Platinum UK taxed at the U.K. corporate tax rate (generally 30%), Platinum Ireland taxed at a 25% corporate tax rate on non-trading income and a 16% corporate tax rate on trading income (the latter rate to be reduced to 12.5% as of January 1, 2003), and Platinum Bermuda taxed at a zero corporate tax rate. In 2002, we expect to have a greater portion of our income; subject to U.S. taxation and U.K. taxation than we expect to have in the future because our Bermuda operations are entirely new but can be expected to grow as a proportion of our business. As a result of changes in our geographic distribution of taxable income as well as changes in the amount of our non-taxable income and expense, the relationship between our reported income before tax and our income tax expense may change significantly from one period to the next.

                                                                                                          ADJUSTMENTS
                                                                                                        ----------------
                                                     SIX MONTHS ENDED                                   SIX MONTHS ENDED
                                                       JUNE 30, 2002                                      JUNE 30, 2001
                                    -----------------------------------------------   ---------------------------------------------
                                                       ADJUSTMENTS
                                    HISTORICAL    ---------------------   PRO FORMA   HISTORICAL                          PRO FORMA
                                    ST. PAUL RE    (1)      (2)     (3)    PLATINUM   ST. PAUL RE    (1)     (2)    (3)    PLATINUM
                                    -----------   ------   -----   ----   ---------   -----------   ------  ----   ----   ---------
NET PREMIUM EARNED
Net premium written                 $       663   $  (61)     --     --   $     602   $       701   $ (127)    2     --   $     576
change in increased premium
Net                                          19      (48)     --     --         (29)         (101)  $   14    (1)    --         (88)
                                    -----------   ------   -----   ----   ---------   -----------   ------  ----   ----   ---------
  Net premium earned                        682     (109)     --     --         573           600   $ (113)    1     --         488
LOSSES AND UNDERWRITING
EXPENSES
Losses and loss adjustment
Expenses                                    460     (110)     --     --         350           426   $  (82)   --     --         344
policy acquisition expenses                 178      (34)     --     --         144           188   $  (39)   --     --         149
Other underwriting expenses                  35       (5)     --      4          34            42   $   (9)   --      4          37
                                    -----------   ------   -----   ----   ---------   -----------   ------  ----   ----   ---------
  Total underwriting losses and
  expenses                          $       673   $ (149)     --      4   $     528   $       656   $ (130)   --      4   $     530
                                    -----------   ------   -----   ----   ---------   -----------   ------  ----   ----   ---------
  UNDERWRITING GAIN (LOSS)          $         9   $   40   $  --     (4)  $      45   $       (56)  $   17     1     (4)  $     (42)
                                    ===========   ======   =====   ====   =========   ===========   ======  ====   ====   =========

                          YEAR ENDED DECEMBER 31, 2001

                                                                  ADJUSTMENTS
                                             HISTORICAL    ---------------------------   PRO FORMA
                                             ST. PAUL RE     (1)       (2)       (3)     PLATINUM
                                             -----------   -------   -------   -------   ---------
                                                                 ($ IN MILLION)
NET PREMIUMS EARNED
Net premiums written                          $  1,677     $  (228)  $   (67)  $    --    $ 1,382
Change in unearned premiums, net                   (84)          4        --        --        (80)
                                              --------     -------   -------   -------    -------
   Net Premiums earned                           1,593        (224)      (67)       --      1,302
LOSSES AND UNDERWRITING EXPENSES
Losses and loss adjustment expenses              1,922        (356)     (126)       --      1,440
Policy acquisition expenses                        315         (78)       --        --        237
Other underwriting expenses                         82         (19)       --         6         69
                                              --------     -------   -------   -------    -------
   Total losses and underwriting expenses        2,319        (453)     (126)        6      1,746
                                              --------     -------   -------   -------    -------
   UNDERWRITING GAIN (LOSS)                   $   (726)    $   229   $    59   $    (6)   $  (444)
                                              ========     =======   =======   =======    =======

NOTES TO PRO FORMA COMBINED STATEMENTS OF UNDERWRITING RESULTS

The following describe amounts deducted in the "Adjustments" columns above:

1. Amounts related to St. Paul Re's reinsurance business representing lines of business that will not be transferred to Platinum, including aviation and bond and credit reinsurance, certain financial risk and capital markets reinsurance products, and certain North American business previously underwritten in London. Platinum will not obtain the renewal rights to these lines of business and will not assume liabilities related to these lines of business, and Platinum's management does not intend to write these lines of business in the future, and

2. Amounts related to St. Paul Re's allocations from St. Paul's corporate aggregate excess-of-loss reinsurance program.

3.       Amounts related to the Services and Capacity Reservation Agreement.

         Included in the 2001 pro forma combined underwriting results are pre-tax losses related to the September 11, 2001 terrorist attack totaling $468 million. This amount includes gross losses and loss adjustment expenses of $819 million, $123 million of ceded reinsurance, $137 million of additional and reinstatement premiums and $91 million of reduced contingent commission expenses.

         The following presents a reconciliation of the amounts in Adjustment column 1 to amounts in the Notes to Combined Statements of The St. Paul Companies, Inc. Reinsurance Segment. (Predecessor) (on page F-35 for the six months ended June 30, 2002 and 2001, and on page F-25 for the year ended December 31, 2001).

Reconciliation of amounts for the six months ended June 30, 2002 and June 30, 2001:

                                                             JUNE 30, 2002                         JUNE 30, 2001
                                                    ------------------------------       ------------------------------
                                                    NET PREMIUMS      UNDERWRITING       NET PREMIUMS      UNDERWRITING
                                                       EARNED            RESULT             EARNED           RESULT
                                                    ------------      ------------       ------------      ------------
                                                                              ($ IN MILLIONS)
Active related to lines of business
identified by St. Paul to be exited including
certain foreign offices, plus allocation of St.
Paul corporate aggregate excess-of-loss
reinsurance program (per page F-35)                 $        167      $        (44)      $        177      $         (6)

Lines of business written in St. Paul's closed
foreign offices which St. Paul has exited but
which are being transferred to platinum as
continuing business                                          (58)                4                (64)              (11)
                                                    ------------      ------------       ------------      ------------

Pro forma adjustment related to lines of
business written by St. Paul Re that
will not be transferred to Platinum (per page 48)   $        109      $        (40)      $        113      $        (17)
                                                    ============      ============       ============      ============

     Reconciliation of amounts for the year ended December 31, 2001:


                                                                                         NET PREMIUMS      UNDERWRITING
                                                                                            EARNED            RESULT
                                                                                         ------------      ------------
                                                                                                  ($ IN MILLIONS)
Activity related to lines of business identified by St. Paul to be exited including certain foreign offices, plus allocation of St. Paul corporate aggregate excess-
of-loss reinsurance program (per page F-25)                                              $        362      $       (318)

Portion of St. Paul corporate aggregate excess-of-loss reinsurance program
allocated to lines of business to be exited                                                       (24)               20

Lines of business written in St. Paul's closed foreign offices which St. Paul has
exited but which are being transferred to Platinum as continuing business                        (114)               69
                                                                                         ------------      ------------

Pro forma adjustment related to lines of business written by St. Paul Re that will
not be transferred to Platinum (per page 49)                                             $        224      $       (229)
                                                                                         ============      ============

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF PRO FORMA FINANCIAL CONDITION
                            AND UNDERWRITING RESULTS

         You should read the following pro forma discussion and analysis in conjunction with our audited consolidated balance sheet and the related notes included on pages F-3 through F-12 of this prospectus, as well as our unaudited pro forma financial information and the related notes set forth under "Pro Forma Financial Information". Oar audited consolidated balance sheet and our unaudited pro forma financial information have been prepared in accordance with U.S. GAAP. The following pro forma discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results described or implied by the pro forma discussion and analysis and these forward-looking statements. You should read the information under "Risk Factors" beginning on page 21 of this prospectus for information about material risks and uncertainties that affect our business.

OVERVIEW

         Our objective is to provide property and casualty reinsurance coverages to a diverse clientele of insurers and select reinsurers on a worldwide basis. We will operate principally by using reinsurance brokers to market our products and principally as a lead reinsurer on treaty reinsurance business. A substantial majority of our business will be written as excess-of-loss reinsurance. We intend to organize our worldwide reinsurance business around three operating segments:

         - GLOBAL PROPERTY AND MARINE. The Global Property and Marine operating segment will include principally property and marine reinsurance coverages. We intend to focus our underwriting activities primarily on catastrophe excess-of-loss and per risk excess-of-loss contracts. We intend to write other types of property reinsurance as well, including selected property pro rata reinsurance. This segment generated $315 million, or 22.8%, of Platinum's 2001 pro forma net premiums written. Following the completion of the Public Offering, we expect the proportion of our net premiums written generated by the Global Property and Marine segment to increase relative to 2001 levels.

         - GLOBAL CASUALTY. The Global Casualty operating segment will include principally general and automobile liability, professional liability, workers' compensation, accident and health coverages and casualty clash. We intend to focus our underwriting activities primarily on excess-of-loss reinsurance coverages. This segment generated $592 million, or 42.8%, of Platinum's 2001 pro forma net premiums written. Following the completion of the Public Offering, we expect the proportion of our net premiums written generated by the Global Casualty segment to decrease relative to 2001 levels.

         - FINITE RISK. The Finite Risk operating segment will include principally non-traditional reinsurance treaties, including multi-year excess-of-loss, aggregate stop loss, finite quota share, loss portfolio transfer, and adverse loss development contracts. We intend to provide clients, either directly or through brokers, with customized solutions for their risk management and other financial management needs. We intend to focus our finite risk underwriting activities primarily on multi-year excess-of-loss and aggregate stop loss reinsurance treaties. Coverage classes within these products will primarily include property, casualty and marine exposures. This segment generated $475 million, or 34.4%, of Platinum's 2001 pro forma net premiums written.

         In addition, we may write other property and casualty reinsurance on an opportunistic basis. For a discussion of the basis on which pro forma net premiums written were determined, see "Pro Forma Financial Information" above.

BACKGROUND AND THE TRANSFERRED BUSINESS

         St. Paul and its subsidiaries constitute one of the oldest insurance organizations in the United States, dating back to 1853. Through its division St. Paul Re, St. Paul has been engaged in the reinsurance business since 1983. In December of 2001, in an effort to enhance the profitability of its reinsurance business, St. Paul decided to narrow the product focus of its reinsurance operations and exit certain lines of that business. As part of this effort, St. Paul Re reduced its anticipated 2002 exposure and expenses by exiling unprofitable lines of business and reducing the number of reinsurance branch offices outside the U.S. The narrowing of reinsurance product lines included exiting aviation, bond and credit reinsurance coverages, as well as certain financial risk and capital markets lines. International branch office closings included Munich, Brussels, Hong Kong, Sydney and Singapore. In addition to curtailing various reinsurance operations, St. Paul's management decided that its reinsurance business and its primary insurance business should ideally operate as separate entities because of their different risk profiles and business characteristics. As a result, contingent upon the completion of the Public Offering, St. Paul will make the Cash Contribution and contribute the Transferred Business through the arrangements described below:

         - CASH CONTRIBUTION. At the completion of the Public Offering, St. Paul will make the Cash Contribution, in the amount of between $114 million and $119 million. The determination of the amount of the Cash Contribution will be made when the terms of the Public Offering are finally determined. An assumed Cash Contribution of $117 million, will result in a pro forma net tangible book value per Common Share of $21.07 following the Public Offering, the ESU Offering, the St. Paul Investment and the RenaissanceRe Investment based on an assumed initial public offering price of $22.50 per Common Share (the midpoint of the range stated on the front cover page) and assuming no exercise of the underwriters, St. Paul's or RenaissanceRe's options to purchase additional Common Shares in connection with the Public Offering or additional equity security units. Cash Contributions of $114 million and $119 million will result in net tangible book values of $20.59 and $21.54 per Common Share, respectively, assuming initial public offering prices of $22.00 and $23.00, respectively, and assuming no exercise of the underwriters' options to purchase additional Common Shares or additional equity security units.

         - RENEWAL OPPORTUNITIES AND COMMITMENTS. We will be acquiring from St. Paul Re its existing customer lists and the right to seek to renew substantially all of St. Paul Re's continuing reinsurance contracts. We will also assume commitments, if any, of St. Paul Re to offer reinsurance coverages in the future.

         - ASSUMED REINSURANCE CONTRACTS. Through 100% quota share retrocession agreements (the "Quota Share Retrocession Agreements"), we will reinsure substantially all of the reinsurance contracts St. Paul Re entered into on or after January I, 2002, which we refer to as the "Assumed Reinsurance Contracts". St. Paul Re will retain all of its reinsurance exposure riot being transferred to us and will administer the associated run-off. Consequently, we will not assume any underwriting exposure with respect to reinsurance contracts entered into by St. Paul prior to January 1, 2002, except as noted below with respect to finite reinsurance. We will receive as consideration cash in an amount, equal to the aggregate of all loss, allocated loss adjustment expense, ceding commission reserves and unearned premium reserves, subject to agreed upon adjustments, and net of ceding commissions under the Quota Share Retrocession Agreements as of the transfer date. Underwriting gain or loss with respect to the Assumed Reinsurance Contracts for the period from January 1, 2002 to the transfer date will be retained by St. Paul.

                  - The terms of the Quota Share Retrocession Agreements provide, with limited exceptions, that retrocessional reinsurance purchased by St. Paul Re shall be for our expense and shall inure to our benefit in respect of the Assumed Reinsurance Contracts, providing us with retrocessional reinsurance coverage for such contracts through 2002 or the earlier termination or expiration of the various retrocession agreements. We will bear all the risk associated with non-payment by third parry retrocessionaires under such retrocessional reinsurance. All the Quota Share Retrocession Agreements will take effect as of 12:01 A.M., on the later of the business day immediately following the date of fee completion of the Public Offering or October 1, 2002. Accordingly, while St. Paul will be contractually committed to effect the transfer, the effective time of the transfer of the Assumed Reinsurance Contracts will occur after the sale to investors of Common Shares in the Public Offering.

                  - In the case of business written in the U.S., we will have the right to underwrite specified reinsurance business on behalf of St. Paul for a period of one year following the completion of the Public Offering in cases where we are unable to underwrite that business ourselves because, despite using our reasonable best efforts, we have not obtained a necessary or desirable regulatory license or approval to do so or we have not yet been approved as a reinsurer by fee cedent, and we will reinsure such business pursuant to the Quota Share Retrocession Agreements. In the case of the U.K. business, St. Paul will continue to write such business through the agency of Platinum UK in cases where we are unable to underwrite that business ourselves because, despite using oar reasonable best efforts, we have not obtained the required license from the FSA, until, the earlier of the first anniversary of the completion of the Public Offering, or Platinum UK obtaining the required license, and we will reinsure such business pursuant to the Quota Share Retrocession Agreements. This will allow us to continue to participate in reinsurance business which is bound after fee completion of the Public Offering without any delay occasioned by the start-up of our operations, including the lack of required licenses, and facilitate the transition of St. Paul Re's business to us.

                  - For a period of three years following die completion of the Public Offering, we will underwrite on behalf of St. Paul, with consent of St. Paul, renewals of in-force contracts of finite reinsurance. St. Paul will retrocede to us 100% of the unpaid and future losses under currently in-force contracts and we will have the option to reinsure losses under certain renewed contracts and will be required to offer to reinsure losses under other renewed contracts for a fair market retrocession premium pursuant to the Quota Share Retrocession Agreements. Under the Quota Share Retrocession Agreements, a portion of future premiums will be applied to settle balances related to prior year experience for the benefit of St. Paul. St Paul will have an option to renew this arrangement with us for a subsequent period of two years. In the U.K., this arrangement will be limited to finite treaties which St. Paul Re has entered into with a small number of identified cedents and any further finite treaties which may be entered into on behalf of St. Paul Re UK prior to September 30, 2003.

         - RELATED ASSETS. We will be acquiring from St. Paul tangible and intangible assets relating to the continuing businesses being transferred to us, including furniture and equipment, systems and software, assignments of leases, licenses and other assets as well as all of the outstanding capital stock of Platinum US.

         - EMPLOYEES. Upon or following the completion of the Public Offering, we expect to employ approximately 150 employees previously employed by St. Paul Re.

         The Public Offering and the transactions contemplated thereby were first announced to the public on April 25, 2002. Platinum believes St. Paul Re's withdrawal from certain business may have adversely affected premiums written during 2002 prior to the public announcement of the Public Offering. Management is unable to predict how the Public Offering's announcement will affect premiums written in the future. See "Risk Factors".

OUR DRIVERS OF PROFITABILITY

         REVENUES

         We expect to derive our revenues from two principal sources, premiums from our reinsurance business and income from our investment portfolio. Reinsurance premiums are a function of the amount and type of contracts we write as well as prevailing market prices. There are many types of reinsurance contracts with unique pricing, terms and conditions and expected profit margins. Therefore, changes in the amount of premiums we will write may not be an accurate indicator of our anticipated profitability.

         We expect our investment income to be a function of the average assets in our portfolio and the average yield that we earn on those assets. The investment yield will be a function of market interest rates as well as the credit quality and maturity or our invested assets. In addition, we could realize capital gains or losses on our investment portfolio as a result of changing market conditions, including, but not limited to, changes in market interest rates and changes in the market's perception of the credit quality of our invested assets. We intend to earn investment income primarily on the assets invested in our portfolio, but we may also earn revenue from investment income on premium and loss deposits withheld by our clients.

         EXPENSES

         We expect that our expenses will consist primarily of two types of expenses, loss and loss adjustment expenses, or "LAE", and operating and administrative costs. Loss and loss adjustment expenses will be a function of the amount and type of reinsurance contracts we will write. We will initially record loss and loss adjustment expenses based on an actuarial analysis of the estimated losses we expect to incur on each contract written. The ultimate loss and loss adjustment expenses will depend on the actual costs to settle these claims. We intend to increase or decrease our initial loss estimates as actual losses occur. Our ability to estimate loss and loss adjustment expenses accurately at the time of pricing our contracts will be a Critical factor in determining our profitability.

         Operating and administrative costs are expected to consist primarily of acquisition expenses, which are commission and brokerage fees paid to intermediaries for the production of premiums written, excise taxes and other underwriting expenses, overhead costs, interest expense and income taxes. We expect our acquisition expenses to consist principally of ceding commissions paid to cedents and brokerage commissions that represent a percentage of the premiums on reinsurance contracts written. We expect that acquisition expenses will be a function of the amount and types of contracts written. Overhead costs are expected to consist primarily of salaries and related costs. These costs will be primarily fixed in nature and will not vary with the amount of premiums written. Interest expense (including payments on the senior notes forming part of the equity security units) will be a function of outstanding borrowing or funding commitments (such as letter of credit agreements) and the contractual interest rate related to these commitments. Income taxes will be a function of our profitability and the tax rate in the various jurisdictions in which we do business.

CRITICAL ACCOUNTING POLICIES

         Our significant accounting policies are described in the notes to Platinum Holdings' audited consolidated balance sheet. The following is a summary of the critical accounting policies that will affect our future financial performance: premiums, reserves, reinsurance and investments.

         PREMIUMS

         Premiums will be recorded at the inception of each policy, based upon information received from ceding companies and their brokers. For excess-of-loss contracts, the amount of premium is usually contractually documented at inception, and no management judgment is necessary in accounting for this. Premiums are earned on a pro rata basis over the coverage period. For proportional treaties, the amount of premium is normally estimated at inception by the ceding company. We will account for such premium using the initial estimates, and then adjust them once a sufficient period for actual premium reporting has elapsed. For the year ended December 31, 2001, the pro forma premiums written resulting from estimate accruals were less than 25% of total premiums written. We will also accrue for reinstatement and additional premiums resulting from losses. Such accruals will be based upon actual contractual terms, and the only element of management judgment involved is with respect to the amount of loss reserves, as described below.

         Reinstatement and additional premiums are written at the time a loss event occurs where coverage limits for the remaining life of the contract are reinstated under pre-defined contract terms. Reinstatement premiums are the premiums charged for the restoration of the reinsurance limit of a catastrophe contract to its full amount after payment by the reinsurer of losses as a result of an occurrence. These premiums relate to the future coverage obtained during the remainder of the initial policy term, and are earned over the remaining policy term. Additional premiums are premiums charged after coverage has expired, related to experience during the policy term, which are earned immediately.

         RESERVES

         Under U.S. GAAP, we will not be permitted to establish loss reserves until the occurrence of an event which may give rise to a loss. Once such an event occurs, we will establish reserves based upon estimates of total losses incurred by the ceding insurers as a result of the event and our estimate of the portion of such loss we have reinsured. As a result, only loss reserves applicable to losses incurred up to the reporting date may be set aside, with no allowance for the provision of a contingency reserve to account for expected future losses. Losses arising from future events will be estimated and recognized at the time the loss is incurred and could be substantial.

         Setting appropriate reserves for loss and loss adjustment expenses is an inherently uncertain process. Loss reserves will represent our estimates, at a given point in time, of ultimate settlement and adjustment costs of losses incurred (including incurred but not reported, or IBNR, losses, which are losses that have been sustained but not yet reported to the insurer). We will regularly review and update these estimates, using the most current information available to us. Consequently, the ultimate liability for a loss is likely to differ from the original estimate. Whenever we determine that any existing loss reserves are inadequate, we are required to record such change in estimate; increasing the loss reserves with a corresponding reduction, which could be material, in our operating results in the period in which the deficiency is identified. Adjustments resulting from changes in our estimates will be reflected in current income. The establishment of new reserves, or the adjustment of reserves for reported claims, could result in significant upward or downward changes to our financial condition or results of underwriting in any particular period.

         The reserve for losses and loss adjustment expenses will be based upon reports, individual case estimates received from ceding companies and management's estimates. Management's estimates are used mostly to estimate IBNR loss amounts. For certain catastrophic events, there is considerable uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses. Reserves will be reviewed regularly and, as experience develops and additional information becomes known, the reserves will be adjusted as necessary. Such changes in estimate, if necessary, will be reflected in results of operations in the current period. We currently intend to make arrangements to permit us to discount the liability for certain assumed reinsurance contracts using rates based on our return on invested assets or, in many cases, on yields contractually guaranteed to us on funds held by the ceding company.

         Generally, reserves are established without regard to whether we may subsequently contest the loss. We expect our policy to be to establish reserves for reported losses based upon reports received from ceding companies, supplemented by our reserve estimates.

         REINSURANCE

         Written premiums (which are total premiums for a given period), earned premiums (which are the portion of written premiums which applies to the expired portion of the policy period), incurred losses (which are total losses, whether paid or unpaid) and LAE reflect the net effects of assumed and ceded reinsurance transactions. Reinsurance accounting is followed for assumed and ceded transactions when risk transfer requirements have been met. These requirements involve significant assumptions being made relating to the amount and timing of expected cash flows, as well as the interpretation of underlying contract terms. Reinsurance contracts that do not transfer significant insurance risk are required to be accounted for as deposits. These deposits are accounted for as financing transactions, with interest expense credited to the contract deposit. Premiums received on retroactive reinsurance contracts are not reflected in the statement of operations, but rather are recorded in the consolidated balance sheet as an increase to loss and loss adjustment expenses reserves for the liabilities assumed and as assets based on the consideration received. A deferred charge or credit is recorded for any difference between liabilities assumed and consideration received.

INVESTMENTS

         In accordance with our investment guidelines, our investments will initially consist of high-grade marketable fixed income securities. We may, in the future, elect to invest a portion of our funds in marketable equity securities. Investments will be carried at estimated fair value as determined by the most recently traded price of each security as of the balance sheet date. Unrealized gains and losses on our investments will be included as a separate component of shareholders' equity. Realized gains and losses on sales of investments will be determined on a specific identification basis. In addition, unrealized depreciation in the value of individual securities considered by management to be other than temporary will be charged to income in the period it is determined. Investment income will be recorded when earned and will include the amortization of premiums and discounts on investments. For a more detailed discussion, see "Business--Our Business--Investments".

     FORMATION OF PLATINUM HOLDINGS AND PRESENTATION OF PRO FORMA FINANCIAL INFORMATION AND HISTORICAL ST. PAUL RE COMBINED FINANCIAL INFORMATION

FORMATION OF PLATINUM HOLDINGS

         In connection with our formation, we have agreed with St. Paul and certain of its affiliates to enter into the Inception Agreements. They will become effective contingent upon the completion of the Public Offering (except the Quota Share Retrocession Agreements which will take effect at 12:01 A.M., on the later of the business day immediately following the date of the completion of the Public Offering or October 1, 2002) and will govern our relationship with St. Paul thereafter with respect to various intercompany arrangements and services. The principal terms of these agreements are summarized under "Certain Relationships and Related Transactions" in this prospectus.

PRESENTATION OF PRO FORMA FINANCIAL INFORMATION AND ST. PAUL RE COMBINED FINANCIAL INFORMATION

         As a newly formed company, we have no actual results of operations. In this prospectus, we are therefore presenting pro forma financial information of Platinum Holdings with respect to the reinsurance business which St. Paul will be transferring to us under the terms of the Inception Agreements, contingent upon the completion of the Public Offering. This pro forma financial information is intended, under the various assumptions discussed in more detail under "Pro Forma Financial Information", to illustrate the performance of our business as if the Public Offering, the ESU Offering, the St. Paul Investment and the RenaissanceRe Investment, had been completed and we had commenced our operations as of January 1, 2001.

         We are also presenting the historical combined financial information of St. Paul Re. For a detailed discussion of the historical underwriting results of St. Paul Re, see "The Predecessor Business".

         Our future results will depend in part on the amount of our investment income, which cannot be predicted and which will fluctuate depending upon the types of investments we select, our underwriting results and market factors. Actual tax expense in future periods will be based on underwriting results plus investment income and other income and expense items not reflected in the pro forma consolidated statements of underwriting results. For discussion of our effective tax rate, see "--Income Tax" below.

         We caution that the Platinum pro forma consolidated balance sheet and pro forma combined underwriting results presented herein are not indicative of the actual results that we may achieve once we commence operations. Many factors may cause our actual results to differ materially from these pro forma consolidated balance sheet and results including, but not limited to, the following:

         - Platinum's pro forma combined statement of underwriting results includes premium and loss development on business entered into prior to January 1, 2002. Under the Quota Share Retrocession Agreements, we are assuming no premium or loss development on business entered into prior to January 1, 2002. Therefore, our reported premiums written and earned and reported losses and loss adjustment expenses in our initial years of operation could be substantially lower than as presented in Platinum's pro forma combined statement of underwriting results. As such, our reported results in our initial years of operation will not be subject to prior year development for periods prior to January 1, 2002.

         - Following the Public Offering, we will report underwriting results under the Quota Share Retrocession Agreements for the period prior to the later of the business day immediately after the date of completion of the Public Offering or October 1, 2002 based on the application of retroactive reinsurance accounting, resulting in the premiums earned and losses incurred by St. Paul during such period being excluded from our statement of underwriting results. Due to this exclusion, following the Public Offering, our reported 2002 premiums written and earned and our net underwriting results in 2002 could be substantially different than as presented in Platinum's pro forma combined statement of underwriting results.

         - Platinum's pro forma consolidated balance sheet reflects the inception of the Quota Share Retrocession Agreements assuming transferred balances as of June 30, 2002. Platinum's actual consolidated balance sheet will report transferred amounts determined as of 12:01 a.m. on the later of the business day immediately after the date of completion of the Public Offering or October 1, 2002. Accordingly, underwriting gain or loss with respect to the Assumed Reinsurance Contracts for the period from January 1, 2002 through such date will be retained by St. Paul.

         - Although we expect to continue to be afforded the benefits of most of St. Paul Re's retrocessional reinsurance program through their expiration in 2002, we may enter into retrocessional reinsurance contracts with significantly different terms and conditions from those that have been made available to us from St. Paul Re and which form the basis of our initial operations.

         - The additional and reinstatement premiums recorded in 2001 by St. Paul Re's Finite Risk operating segment were primarily caused by losses relating to the September 11, 2001 terrorist attack. These additional and reinstatement premiums were unusually high and not necessarily indicative of the recurring premium volume we expect to write in that business segment.

         - Platinum's pro forma financial statements continue to reflect the discounting of the liability for certain Assumed Reinsurance Contracts based on our current intention to make arrangements to permit such discounting. If we do not put such arrangements in place, reinsurance contracts of a similar type entered into in the future would be reported on an undiscounted basis.

EXPOSURE TO CATASTROPHES

         As with other reinsurers, our operating results and financial condition can be adversely affected by volatile and unpredictable natural and man-made disasters, such as hurricanes, windstorms, earthquakes, floods, fires, riots and explosions. Although we will attempt to limit our exposure to acceptable levels, it is possible that an actual catastrophic event or multiple catastrophic events could have a material adverse effect on our financial condition, results of operations and cash flows. As noted above under"--Critical Accounting Policies", under U.S. GAAP, we are not permitted to establish loss reserves until the occurrence of an event which may give rise to a claim. Once such an event occurs, we will establish reserves based upon estimates of total losses incurred by the ceding insurers as a result of the event and our estimate of the portion of such loss we have insured. As a result, only loss reserves applicable to losses incurred up to the reporting date may be set aside, with no allowance for the provision of a contingency reserve to account for expected future losses. Losses arising from future events will be estimated and recognized at the time the loss is incurred and could be substantial.

INCOME TAX

         Except in Bermuda, we will be subject to local income tax requirements in the jurisdictions in which we operate. The income tax expense reflected in our pro forma financial statements therefore reflects a number of different local tax rates, and as a result may change from one period to the next depending on both the amount and the geographic distribution of our taxable income. Actual tax expense in future periods will be based on underwriting results plus investment income and other income and expense items not reflected in the Pro Forma Consolidated Statements of Underwriting Results. Our effective tax rate will reflect the proportion of income recognized by our operating subsidiaries with Platinum US taxed at the U.S. corporate income rate (35%), Platinum UK taxed at the U.K. corporate tax rate (generally 30%), Platinum Ireland taxed at the Irish corporate tax rate (25% on non-trading income and 16% on trading income, the latter rate to be reduced to 12.5% as of January 1,
2003), and Platinum Bermuda taxed at a zero corporate tax rate. In 2002, we expect to have a greater portion of our income subject to U.S. taxation and U.K. taxation than we expect to have in the future because our Bermuda operations are entirely new but can be expected to grow as a proportion of our business over time. As a result of changes in our geographic contribution of taxable income as well as changes in the amount of our non-taxable income and expense, the relationship between our reported income before tax and our income tax expense may change significantly from one period to the next.

PRO FORMA COMBINED UNDERWRITING RESULTS OF PLATINUM HOLDINGS

         The following table summarizes our pro forma combined underwriting results for the six months ended June 30, 2002 and 2001, and for the year ended December 31, 2001, as if the Public Offering, the ESU Offering, the St. Paul Investment and the RenaissanceRe Investment had been completed on

January 1, 2001. For a discussion of the historical results of underwriting of St. Paul Re, see "The Predecessor Business".


                                                            SIX MONTHS ENDED
                                                                JUNE 30,                 YEAR ENDED
                                                       -------------------------        DECEMBER 31,
                                                         2002            2001               2001
                                                       ---------      ----------        ------------
                                                                     ($ IN MILLIONS)
NET PREMIUMS EARNED
  Net Premiums written                                 $     602      $      576        $      1,382
  Change in unearned premiums, net                           (29)            (88)                (80)
                                                       ---------      ----------        ------------
     Net premiums earned                                     573             488               1,302
                                                       ---------      ----------        ------------
LOSSES AND UNDERWRITING EXPENSES
  Losses and loss adjustment expenses                        350             344               1,440
  Policy acquisition expenses                                144             149                 237
  Other underwriting expenses                                 34              37                  69
                                                       ---------      ----------        ------------
  Total losses and underwriting expenses               $     528      $      530               1,746
                                                       ---------      ----------        ------------
     Underwriting gain (loss)                          $      45      $      (42)       $       (444)
                                                       =========      ==========        ============
selected Ratio - U.S. GAAP
  Loss and loss adjustment expense ratio                    61.2%           70.6%              110.6%
  Underwriting expense ratio                                31.1%           38.1%               23.5%
                                                       ---------      ----------        ------------
  Combined ratio                                            92.3%          108.7%              134.1%
                                                       =========      ==========        ============
Selected Ratios - Statutory
  Loss and loss adjustment expenses ratio                   61.2%           70.6%              110.6%
  Underwriting expense ratio                                29.6%           32.3%               22.1%
                                                       ---------      ----------        ------------
  Combined ratio                                            90.8%          102.9%              132.7%
                                                       =========      ==========        ============
     Impact of catastrophes on combined ratio (1)           (3.0)%           3.7%               40.9%
                                                       =========      ==========        ============

--------------

(1) Excludes ceded losses under St. Paul Re's aggregate excess-of-loss treaties, because such treaties extend to non-catastrophic as well as catastrophic losses as described below. The 3% benefit from catastrophes on the June 30, 2002 combined ratio is driven by a lack of catastrophes in the first six months of 2002 and favorable loss development in 2002 on catastrophe losses incurred in prior years.

         Included in the 2001 pro forma combined underwriting results are pre-tax losses related to the September 11, 2001 terrorist attack totaling $468 million. This amount includes gross losses and loss adjustment expenses of $819 million, $123 million of ceded reinsurance, $137 million of additional and reinstatement premiums and $91 million of reduced contingent commission expenses. The determination of the impact of catastrophes on the combined ratio excludes the ceded losses under St. Paul Re's aggregate excess-of-loss treaty; this treaty which remains available to Platinum in 2002 (unless earlier terminated pursuant to its terms), provides coverage for excess losses arising from catastrophic and non-catastrophic events.

RETROCESSIONAL REINSURANCE

         Our pro forma combined underwriting results for the six months ended June 30, 2002 and 2001, and for the year ended December 31, 2001 reflect the benefits of most of St. Paul Re's retrocessional reinsurance program as it relates to Platinum. The pro forma results do not reflect the effects of the St. Paul corporate aggregate excess-of-loss reinsurance program, which will not be available to Platinum in 2002 or thereafter. St. Paul Re has utilized retrocession agreements principally to increase aggregate premium capacity and to reduce the risk of loss on reinsurance underwritten. In addition, through St. Paul Re's aggregate excess-of-loss treaties, St. Paul Re has maintained catastrophe reinsurance programs for the purpose of limiting its exposure with respect to multiple claims arising from a single occurrence or event. St. Paul Re's retrocession agreements provide for recovery of a portion of claims and claims expense from retrocessionnaires. Under these programs, on a pro forma basis, St. Paul Re ceded the following amounts to retrocessionaires:

                                                            SIX MONTHS ENDED
                                                                JUNE 30,                 YEAR ENDED
                                                       -------------------------        DECEMBER 31,
                                                         2002            2001               2001
                                                       ---------      ----------        ------------
                                                                     ($ IN MILLIONS)
Ceded premiums written                                 $      42      $       70        $        167
Ceded premiums earned                                         25              65                 165
Ceded losses and loss adjustment expenses                    (27)            105                 368
Ceded underwriting expenses                                    4               3                   8
                                                       ---------      ----------        ------------
  Net underwriting benefit (detriment)                 $     (48)     $       43        $        211
                                                       =========      ==========        ============

The amounts in the pro forma underwriting results on pages 59 and 64 of this prospectus include the retrocession amounts reflected above.

         The amounts included in the pro forma underwriting results on page 65 of this prospectus as well as the individual segment discussions on pages 66 to 71 of this prospectus, include the retrocession amounts reflected above, less the following impacts of St. Paul Re's aggregate excess-of-loss treaties as they relate to Platinum:

                                                            SIX MONTHS ENDED
                                                                JUNE 30,                 YEAR ENDED
                                                       -------------------------        DECEMBER 31,
                                                         2002            2001               2001
                                                       ---------      ----------        ------------
                                                                      ($ IN MILLIONS)
Ceded premiums written                                 $       7      $       37        $         87
Ceded premiums earned                                         (1)             36                  87
Ceded losses and loss adjustment expenses                    (21)             78                 194
                                                       ---------      ----------        ------------
  Net underwriting benefit (detriment)                 $     (20)     $       42        $        107
                                                       =========      ==========        ============

         Under the terms of St. Paul Re's aggregate excess-of-loss treaties, St. Paul Re remits an initial margin premium in quarterly installments to its counterparty, regardless of whether losses are ceded under the treaty. If losses are ceded under these treaties, St. Paul Re remits additional premiums ceded, plus accrued interest, to its counterparty when the related losses and loss adjustment expenses are settled. For the six mouths ended June 30, 2002, no losses were ceded under the 2002 treaty. Net underwriting detriment in the 2002 six-month period is driven by commutations in such period requested by one retrocessionnaire of its ten percent portion of the 1999 and 2001 St. Paul Re aggregate excess-of-loss treaties. In the six month period ending June 30, 2002 these commutations resulted in a reduction in ceded written and earned premiums of $11 million and a reduction in ceded losses and loss adjustment expenses incurred of $25 million, resulting in a net underwriting detriment of $14 million. These commutations were done in conjuction with the commutation of a reinsurance treaty underwritten by St. Paul Re for the same party which resulted in a net underwriting benefit of $10 million. The combined effect of these commutations resulted in a net underwriting detriment of $4 million. The impact of these commutations is not expected to be material to future operations or financial position. The additional net underwriting detriment is due to $6 million of ceded premium pursuant to the St. Paul Re aggregate excess of loss treaty with respect to the 2002 accident year.

PRO FORMA COMBINED UNDERWRITING RESULTS

         SIX MONTHS ENDED JUNE 30, 2002 COMPARED TO SIX MONTHS ENDED JUNE 30,
         2001

         Net premiums

         Net premiums written for the six-month period ended June 30, 2002 increased 4.5% to $602 million from $576 million for the six-month period ended June 30, 2001, including

$242 million, or 40.2%, from the Global Casualty segment, $212 million, or 35.2%, from the Global Property and Marine segment and $148 million, or 24.6%, from the Finite Risk segment. The increase in premium is due to rate increases averaging 33% across all lines of business offset by decreases in exposures as a result of the re-underwriting of the core book of business. In addition, a large quota share contract was rescinded at a cost to us of $56 million, adversely affecting net written premiums. The large quota share contract was a three year quota share reinsurance contract incepting in 1999. The coverage for 2001 was rescinded by mutual agreement with the ceding company.

         Net premiums earned for the six months ended June 30, 2002 increased 17.4% to $573 million from $488 million for the six months ended June 30, 2001, reflecting the impact of price increases partly offset by the decrease in exposure.

         Losses and loss adjustment expenses

         Losses and loss adjustment expenses incurred were $350 million in the six months ended June 30, 2002 compared to $344 million in the six months ended June 30, 2001. The small increase as compared to the increase in earned premium is attributable to favorable development in prior underwriting years as well as increased rates impacting the current underwriting year. Favorable catastrophe development resulted in a benefit of $17 million in the six months ended June 30, 2002 and catastrophe losses resulted in an expense of an $18 million detriment in the six months ended June 30, 2001 due to the Midwest storms and Hurricane Allison. The loss and loss adjustment expense ratio, also referred to as loss ratio (which is the ratio of losses and loss adjustment expenses incurred, including estimates for claims incurred but not reported, to premiums earned) was 61.2% and 70.6% for the six months ended June 30, 2002 and 2001, respectively. Catastrophe loss development had a favorable impact on loss ratios for the six months ended June 30, 2002 of 3.0% and catastrophe losses had an unfavorable impact of 3.7% for the six months ended June 30, 2001.

         Acquisition expenses

         Acquisition expenses were $144 million for the six month period ended June 30, 2002 compared to $149 million for the six month period ended June 30, 2001. The resulting acquisition expense ratio was 25.1% for the six months ended June 30, 2002 compared to 30.4% for the six months ended June 30, 2001. The reduction in the expense ratio of 5.3% was attributable to lower commission and brokerage costs across the portfolio primarily due to an increase in writings in our Global Property segment, which carries lower commission and brokerage costs.

         Other underwriting expenses

         Other underwriting expenses consisted of the cost of operations associated with underwriting activities. These expenses include compensation, rent and all other general expenses associated with our underwriting activity and exclude any investment or claim related expense. Other underwriting expenses were $34 million for the six month period ended June 30, 2002 and $37 million for the six month period ended June 30, 2001. The other underwriting expense ratio for the six months ended June 30, 2002 was 6.0% compared to 7.7% for the six month period ended June 30, 2001. The decrease was attributable to the growth in premiums earned together with a decrease in underwriting expenses, principally compensation related due to a reduction of employees.

         YEAR ENDED DECEMBER 31, 2001

         Net premiums

         Net premiums written for the year ended December 31, 2001 totaled $1,382 million, including $592 million, or 42.8%, from the Global Casualty segment, $315 million, or 22.8%, from the Global Property and Marine segment and $475 million, or 34.4%, from the Finite Risk segment. Included in net premiums written for the period were $137 million in additional and reinstatement premiums, principally as a result of losses under finite reinsurance treaties, primarily related to the September 11, 2001 terrorist attack. Net premiums earned for the full year 2001 were $1,302 million.

         Losses and loss adjustment expenses

         Losses and loss adjustment expenses incurred totaled $1,440 million for the year ended December 31, 2001, which included loss and loss adjustment expense payments of $652 million and a net increase in reserves for unpaid losses and loss adjustment expenses of $788 million.

         For the year ended December 31, 2001, pre-tax catastrophe losses net of reinsurance totaled $744 million, of which $696 million resulted from the September 11, 2001 terrorist attack. The majority of the remaining $48 million of catastrophe losses in 2001 were the result of a variety of storms throughout the year in the U.S., and the explosion of a chemical manufacturing plant in Toulouse, France.

         The reported loss ratio of 110.6% for the year ended December 31, 2001 included a 46.7 percentage point detriment from losses incurred in the terrorist attack (not including the effects of St. Paul Re's aggregate excess-of-loss treaties). The reported loss ratio for the year ended December 31, 2001 also included a benefit from St. Paul Re's aggregate excess-of-loss treaties.

         St. Paul Re's actual estimated losses for the September 11, 2001 terrorist attack were based on a variety of actuarial techniques, coverage interpretations and claims estimation methods. They included an estimate of losses incurred but not reported, and an estimate of costs related to the settlement of claims. The estimate of St. Paul Re's losses is also based on its belief that property-casualty insurance losses from the terrorist attack will total between $30 billion and $35 billion for the insurance industry. While the estimate of industry losses is subject to significant uncertainties and may change over time as additional information becomes available, Platinum will not be subject to the impact of any loss development associated with the terrorist attack in that reinsurance contracts which gave rise to the terrorist attack losses are not included in the Assumed Reinsurance Contracts and Platinum is not assuming any liability for prior period losses.

         The estimated net pre-tax operating loss as a result of the terrorist attack totaled $468 million, consisting of the following components:

                                                                   YEAR ENDED
                                                                DECEMBER 31, 2001
                                                                -----------------
                                                                ($ IN MILLIONS)
Gross losses and loss adjustment expenses                       $            819
Reinsurance recoverables                                                    (123)
Additional and reinstatement premiums                                       (137)
Reduction in reinsurance contingent commission expense                       (91)
                                                                ----------------
  Total estimated pretax operating loss                         $            468
                                                                ================

         The estimated net pre-tax operating loss of $468 million related to the terrorist attack would have been distributed among Platinum's intended business segments as follows:

                                                                   YEAR ENDED
                                                                DECEMBER 31, 2001
                                                                -----------------
                                                                ($ IN MILLIONS)
Global property & Marine                                        $            307
Global Casualty                                                               32
Finite Risk                                                                  129
                                                                ----------------
  Total                                                         $            468
                                                                ================

         Acquisition expenses

         Acquisition expenses were $237 million for the year ended December 31, 2001. The acquisition expenses were reduced by $91 million related to contingent commissions that are no longer payable as a result of the losses caused by the terrorist attack of September 11, 2001. This resulted in a 10.0 percentage point benefit resulting from the contingent commission adjustment described above. The resulting acquisition expense ratio, that is, acquisition expenses expressed as a percentage of earned premium, was 18.2% for the year ended December 31, 2001.

         Other underwriting expenses

         Other underwriting expenses were $69 million, for the year ended December 31, 2001. This resulted in an other underwriting expense ratio of 5.3% for the year ended December 31, 2001.

PRO FORMA UNDERWRITING RESULTS BY OPERATING SEGMENT

         The following table summarizes pro forma underwriting results and combined ratios for each of our three operating segments for the six months ended June 30, 2002 and 2001, and the year ended December 31, 2001.

                                                            SIX MONTHS ENDED
                                                                JUNE 30,                 YEAR ENDED
                                                       -------------------------        DECEMBER 31,
                                                         2002            2001               2001
                                                       ---------      ----------        ------------
                                                                      ($ IN MILLIONS)
GLOBAL PROPERTY & MARINE
  Net Premiums written                                 $     212      $      168        $        315

  Net premiums earned                                        187             132                 311
  Losses and loss adjustment expenses                         78              43                 399
  Underwriting expenses                                       52              48                  96
                                                       ---------      ----------        ------------
  Underwriting gain (loss)                             $      57      $       41        $       (184)
                                                       =========      ==========        ============
  Combined ratio                                            69.5%           68.9%              159.2%
                                                       =========      ==========        ============
GLOBAL CASUALTY
  Net Premiums written                                 $     242      $      284        $        592

  Net premiums earned                                        239             230                 521
  Losses and loss adjustment expenses                        198             225                 460
  Underwriting expenses                                       75              84                 191
                                                       ---------      ----------        ------------
  Underwriting gain (loss)                             $     (34)     $      (80)       $       (130)
                                                       =========      ==========        ============
  Combined ratio                                           114.3%          134.6%              125.0%
                                                       =========      ==========        ============

FINITE RISK
  Net Premiums written                                 $     148      $      124        $        475

  Net premiums earned                                        147             126                 470
  Losses and loss adjustment expenses                         74              75                 581
  Underwriting expenses                                       51              54                  19
                                                       ---------      ----------        ------------
  Underwriting gain (loss)                             $      22      $       (3)       $       (130)
                                                       =========      ==========        ============
  Combined ratio                                            85.4%          102.2%              127.5%
                                                       =========      ==========        ============

TOTAL
  Net Premiums written                                 $     602      $      576        $      1,382

  Net premiums earned                                        573             488               1,302
  Losses and loss adjustment expenses                        350             344               1,440
  Underwriting expenses                                      178             186                 306
                                                       ---------      ----------        ------------
  Underwriting gain (loss)                             $      45      $      (42)       $       (444)
                                                       =========      ==========        ============
  Loss and loss adjustment expense ratio                    61.2%           70.6%              110.6%
  Underwriting expense ratio                                31.1%           38.1%               23.5%
                                                       ---------      ----------        ------------
  Combined ratio                                            92.3%          108.7%              134.1%
                                                       =========      ==========        ============

         The following table summarizes pro forma underwriting results and combined ratios, excluding the impact of St. Paul Re's aggregate excess-of-loss treaties and the impact of the September 11,

    2001 terrorist attack, for each of our three operating segments for the six months ended June 30, 2002 and 2001, and the year ended December 31, 2001:


                                                             SIX MONTHS ENDED
                                                                JUNE 30,                 YEAR ENDED
                                                       -------------------------        DECEMBER 31,
                                                         2002            2001               2001
                                                       ---------      ----------        ------------
                                                                      ($ IN MILLIONS)
GLOBAL PROPERTY & MARINE
  Net Premiums written                                 $     215      $      196        $        356

  Net premiums earned                                        187             159                 352
  Losses and loss adjustment expenses                         71             100                 194
  Underwriting expenses                                       52              48                  96
                                                       ---------      ----------        ------------
  Underwriting gain (loss)                             $      64      $       11        $         62
                                                       =========      ==========        ============
  Combined ratio                                            65.8%           93.1%               82.4%
                                                       =========      ==========        ============
GLOBAL CASUALTY
  Net Premiums written                                 $     248      $      288        $        611

  Net premiums earned                                        241             234                 540
  Losses and loss adjustment expenses                        196             240                 468
  Underwriting expenses                                       74              83                 191
                                                       ---------      ----------        ------------
  Underwriting gain (loss)                             $     (29)     $      (89)       $       (119)
                                                       =========      ==========        ============
  Combined ratio                                           112.3%          138.1%              122.1%
                                                       =========      ==========        ============

FINITE RISK
  Net Premiums written                                 $     146      $      129        $        365
  Net premiums earned                                        144             131                 360
  Losses and loss adjustment expenses                         62              83                 276
  Underwriting expenses                                       52              54                 110
                                                       ---------      ----------        ------------
  Underwriting gain (loss)                             $      30      $       (6)        $       (26)
                                                       =========      ==========        ============
  Combined ratio                                            78.9%          104.8%              107.1%
                                                       =========      ==========        ============

TOTAL
  Net Premiums written                                 $     609      $      613        $      1,332
  Net premiums earned                                        572             524               1,252
  Losses and loss adjustment expenses                        329             423                 938
  Underwriting expenses                                      178             185                 397
                                                       ---------      ----------        ------------
  Underwriting gain (loss)                             $      65      $      (84)       $        (83)
                                                       ---------      ----------        ------------
  Loss and loss adjustment expense ratio                    57.6%           80.7%               74.9%
  Underwriting expense ratio                                31.1%           35.3%               31.7%
                                                       ---------      ----------        ------------
  Combined ratio                                            88.7%          116.0%              106.6%
                                                       =========      ==========        ============

         The following provides a more detailed discussion of the pro forma underwriting results for our three operating segments. To provide a more meaningful analysis of the underlying performance of our business segments, discussion of segment results excludes the impact of St. Paul Re's aggregate excess-of-loss treaties and the impact of the September 11, 2001 terrorist attack.

GLOBAL PROPERTY AND MARINE

         The Global Property and Marine operating segment will include principally property and marine reinsurance coverages. We intend to focus our underwriting activities primarily on catastrophe and excess-of-loss per risk contracts. We intend to write other types of property reinsurance as well, including selected property pro rata insurance. The following table summarizes the pro forma underwriting results of Platinum's Global Property and Marine segment for the six months ended June 30, 2002 and 2001, and the year ended December 31, 2001. The underwriting results exclude the impact of St. Paul Re's aggregate excess-of-loss treaties and the impact of the September 11, 2001 terrorist attack.

                                                            SIX MONTHS ENDED
                                                                JUNE 30,                 YEAR ENDED
                                                       -------------------------        DECEMBER 31,
                                                         2002            2001               2001
                                                       ---------      ----------        ------------
                                                                      ($ IN MILLIONS)
Net Premiums written                                   $     215      $      196        $        356
Net Premiums earned                                          187             159                 352
Losses and loss adjustment expenses                           71             100                 194
Underwriting expenses                                         52              84                  96
                                                       ---------      ----------        ------------
Underwriting gain (loss)                               $      64      $       11        $         62
                                                       =========      ==========        ============
Loss and loss adjustment expense ratio                      37.9%           62.7%               55.1%
Underwriting expense ratio                                  27.9%           30.4%               27.3%
                                                       ---------      ----------        ------------
Combined ratio                                              65.8%           93.1%               82.4%
                                                       =========      ==========        ============

         SIX MONTHS ENDED JUNE 30, 2002 COMPARED TO SIX MONTHS ENDED JUNE
         30, 2001

         Net premiums

         Net premiums written in the Global Property and Marine segment for the six month period ended June 30, 2002 increased 9.7% to $215 million from $196 million for the six month period ended June 30, 2001. This increase was the result of significant price increases averaging 36%, offset by decreased exposures through re-underwriting efforts across all lines of business.

         Net premiums written in the Global Property and Marine segment included $164 million in excess-of-loss reinsurance contracts and $51 million in proportional contracts.

         Net premiums written in the Global Property and Marine segment grew 7.6% in the U.S. to $113 million for the six months ended June 30, 2002 compared to $105 million in the U.S. for the six months ended June 30, 2001. Net premiums written in the Global Property and Marine segment increased 12.1% outside the U.S. to $102 million for the six months ended June 30, 2002 compared to $91 million outside the U.S. in the six months ended June 30, 2001. These increases reflected the impact of price increases offset by the decrease in exposure.

         Net premiums earned for the six months ended June 30, 2002 were impacted by the same factors as written premiums and increased by 17.6% to $187 million from $159 million for the six month period ended June 30, 2001.

         Losses and loss adjustment expenses

         Losses and loss adjustment expenses incurred by Global Property and Marine segment were $71 million in the six months ended June 30, 2002 compared to $100 million in the six months ended June 30, 2001. The decrease in the six months ended June 30, 2002 was principally attributable to the absence of catastrophe losses and the favorable development of prior year catastrophes. The Global Property and Marine segment's loss ratio was 37.9% and 62.7% for the six month periods ending June 30, 2002 and 2001, respectively. The absence of catastrophe losses in 2002, as well as favorable loss development from prior period catastrophes, resulted in a benefit of $14 million for the six months ended June 30, 2002. For the six months ended June 30, 2001 catastrophe losses totaled $18 million mainly due to Hurricane Allison and the Midwest storms in 2001.

         Underwriting expenses

         Acquisition costs associated with the Global Property and Marine segment were $37 million for the six month period ended June 30, 2002 compared to $31 million for the six month period ended June 30, 2001. After deferring those costs related to the unearned portions of net premiums written, the resulting acquisition expense ratio was 20.0% for the six months ended June 30, 2002 compared to 19.4% for the six months ended June 30, 2001. The increase in the expense ratio of 0.6% was attributable to higher commission and brokerage costs reflecting an increase in proportional business, which carries a higher commission and brokerage ratio. Other underwriting expenses of the Global Property and Marine segment, including direct and allocated underwriting expenses were $15 million for the six month period ended June 30, 2002 and $17 million for the six month period ended June 30, 2001. The other underwriting expense ratio for the Global Property and Marine segment for the six months ended June 30, 2002 was 7.9% compared with 11.0% for the six month period ended June 30, 2001. The decrease in the other underwriting expense ratio was attributable to the increase in written premiums and a decrease in other underwriting expenses, mainly compensation related due to a reduction of employees.

         YEAR ENDED DECEMBER 31, 2001

         Net premiums

         Net premiums written in the Global Property and Marine segment for the year ended December 31, 2001 totaled $356 million. Net premium volume in 2001 reflected the benefit of strong rate increases throughout the segment. Price increases accelerated as the year progressed, particularly in the aftermath of the September 11, 2001 terrorist attack.

         Net premiums written in the Global Property and Marine segment in the U.S. totaled $196 million in 2001. Net premiums written in the Global Property and Marine segment for ceding companies outside the U.S. totaled $160 million in 2001.

         Losses and loss adjustment expenses

         Losses and loss adjustment expenses incurred for the Global Property and Marine segment totaled $194 million for the year ended December 31, 2001. Losses and loss adjustment expenses incurred for the year ended December 31, 2001 included loss and loss adjustment expense payments of $190 million and a net increase in reserves for unpaid losses and loss adjustment expenses of $4 million.

         Underwriting expenses

         Acquisition costs for the Global Property and Marine segment were $66 million for the year ended December 31, 2001, after deferring those costs related to the unearned portion of premiums written. The resulting acquisition expense ratio was 18.7% for the year ended December 31, 2001. Other underwriting expenses of the Global Property and Marine segment, including direct and allocated underwriting expenses during 2001, totaled $30 million, resulting in an other underwriting expense ratio of 8.6%.

GLOBAL CASUALTY

         The Global Casualty operating segment will include principally general and automobile liability, professional liability, workers' compensation, accident and health coverages and casualty clash. We intend to focus our underwriting activities primarily on excess-of-loss reinsurance coverages. The following table summarizes the pro forma underwriting results of Platinum's Global Casualty segment for the periods covered by this discussion. As with the discussion of the Global Property and Marine segment, the underwriting results below for the six months ended June 30, 2002 and 2001, and for the year ended December 31, 2001 exclude the impact of St. Paul Re's aggregate excess-of-loss treaties and the impact of the September 11, 2001 terrorist attack.

                                                             SIX MONTHS ENDED
                                                                 JUNE 30,               YEAR ENDED
                                                       -----------------------------    DECEMBER 31,
                                                          2002            2001             2001
                                                       ---------      ----------        ------------
                                                                      ($ IN MILLIONS)
Net Premiums written                                   $     248      $      288        $        611
Net Premiums earned                                          241             234                 540
Losses and loss adjustment expenses                          196             240                 468
Underwriting expenses                                         74              83                 191
                                                       ---------      ----------        ------------

Underwriting gain (loss)                               $      29      $      (89)       $       (119)
                                                       =========      ==========        ============

Loss and loss adjustment expense ratio                      81.4%          102.5%               86.7%
Underwriting expense ratio                                  30.9%           35.6%               35.4%
                                                       ---------      ----------        ------------
Combined ratio                                             112.3%          138.1%              122.1%
                                                       =========      ==========        ============

         SIX MONTHS ENDED JUNE 30, 2002 COMPARED TO SIX MONTHS ENDED JUNE 30,
         2001

         Net premiums

         Net premiums written in the Global Casualty segment for the six month period ended June 30, 2002 decreased 13.9% to $248 million from $288 million for the six month period ended June 30, 2001. The decrease in net premiums written was primarily due to the re-underwriting of the portfolio including the rescission of a large quota share contract and a decrease in proportional reinsurance. The large quota share contract was a three year quota share reinsurance contract incepting in 1999. As a result of the strategic initiative to improve profitability and focus on core lines of business, the coverage for 2001 was rescinded by mutual agreement with the ceding company. These decreases to the portfolio were offset by significant rate increases on renewal business averaging 30% across the portfolio.

         Net premiums written in the Global Casualty segment included $202 million in excess-of-loss reinsurance contracts and $46 million in proportional contracts.

         Net premiums written in the Global Casualty segment declined 10.7% in the U.S. to $208 million for the six months ended June 30, 2002 compared to $233 million in the U.S. in the six months ended June 30, 2001. Net premiums written in the Global Casualty segment declined 27.3% outside the U.S. to $40 million for the six months ended June 30, 2002 compared to $55 million outside the U.S. in the six months ended June 30, 2001. The decreases reflect the rescission of the large quota share contract offset by rate increases achieved on renewal business.

         Net premiums earned for the six months ended June 30, 2002 were impacted by the same factors as net premiums written and increased by 3.0% to $241 million from $234 million for the six month period ended June 30, 2001.

         Losses and loss adjustment expenses

         Losses and loss adjustment expenses incurred in the Global Casualty segment were $196 million in the six months ended June 30, 2002 compared to $240 million in the six months ended June 30, 2001. The decrease is attributable to favorable development in prior underwriting years as well as increased rates impacting the current underwriting year. The Global Casualty segment's loss ratio was 81.4% and 102.5% for the six month periods ended June 30, 2002 and 2001, respectively.

         Underwriting expenses

         Acquisition costs associated with the Global Casualty segment were $61 million for the six month period ended June 30, 2002 compared to $69 million for the six month period ended June 30, 2001, after deferring those costs related to the unearned portion of premiums written. The resulting acquisition expense ratio was 25.5% for the six months ended June 30, 2002 compared to 29.8% for the six months ended June 30, 2001. The reduction in the acquisition expense ratio of 4.3% was attributable to better terms and conditions negotiated with our ceding companies. Other underwriting expenses of the Global Casualty segment, including direct and allocated underwriting expenses, were $13 million for the six month period ended June 30, 2002 and $14 million for the six month period ended June 30,2001. The other underwriting expense ratio for the six months ended June 30, 2002 was 5.4% compared to 5.8% for the six month period ended June 30, 2001. The decrease in the other underwriting expense ratio was attributable to a decrease in expenses, principally compensation related due to a reduction of employees.

         YEAR ENDED DECEMBER 31, 2001

         Net premiums

         Net premiums written in the Global Casualty segment for 2001 included $454 million in excess-of-loss reinsurance contracts and $157 million in proportional contracts. Net premium volume reflected the benefit of significant price increases for substantially all coverages in the segment.

         Net premiums written in the Global Casualty segment for ceding companies in the U.S. totaled $501 million in 2001. Net premiums written in the Global Casualty segment for ceding companies outside the U.S. was $110 million in 2001.

         Losses and loss adjustment expenses

         Losses and loss adjustment expenses incurred for the Global Casualty segment totaled $468 million for the year ended December 31, 2001. Loss and loss adjustment expenses incurred for the year ended December 31, 2001 included loss and loss expense payments of $310 million and a net increase in reserves for unpaid losses and loss adjustment expenses of $158 million.

         Underwriting expenses

         Acquisition costs for the Global Casualty segment were $163 million for the year ended December 31, 2001. After deferring those costs related to the unearned portion of net premiums written, the resulting acquisition expense ratio was 30.2% for the year ended December 31, 2001. Other underwriting expenses of the Global Casualty segment, including direct and allocated underwriting expenses during 2001 totaled $28 million, resulting in an other underwriting expense ratio of 5.2%.

FINITE RISK

         The Finite Risk operating segment will include principally non-traditional reinsurance treaties, including multi-year excess-of-loss, aggregate stop loss, finite quota share, loss portfolio transfer, and adverse loss development contracts. We intend to provide clients, either directly or through brokers, with customized solutions for their risk management and other financial management needs. We intend to focus our finite risk underwriting activities primarily on multi-year excess-of-loss and aggregate stop loss reinsurance treaties. Coverage classes within these products will primarily include property, casualty, marine and/or whole account property and casualty exposures. The following table summarizes results for the Finite Risk segment for the periods covered by this discussion. As with the discussion of our other operating segments, the pro forma underwriting results below for the six months ended June 30, 2002 and 2001, and for the year ended

December 31, 2001 exclude the impact of St. Paul Re's aggregate excess-of-loss treaties and the impact of the September 11, 2001 terrorist attack.

                                                            SIX MONTHS ENDED
                                                                JUNE 30,                 YEAR ENDED
                                                       -------------------------        DECEMBER 31,
                                                         2002            2001               2001
                                                       ---------      ----------        ------------
                                                                      ($ IN MILLIONS)
Net Premiums written                                   $     146      $      129        $        365
Net Premiums earned                                          144             131                 360
Losses and loss adjustment expenses                           62              83                 276
Underwriting expenses                                         52              54                 110
                                                       ---------      ----------        ------------

Underwriting gain (loss)                               $      30      $       (6)       $        (26)
                                                       ---------      ----------        ------------

Loss and loss adjustment expense ratio                      43.4%           63.5%               76.6%
Underwriting expense ratio                                  35.5%           41.3%               30.5%
                                                       ---------      ----------        ------------
Combined ratio                                              78.9%          104.8%              107.1%
                                                       ---------      ----------        ------------

         SIX MONTHS ENDED JUNE 30, 2002 COMPARED TO SIX MONTHS ENDED JUNE
30, 2001

         Net premiums

         Net premiums written in the Finite Risk segment for the six month period ended June 30, 2002 increased 13.2% to $146 million from $129 million for the six month period ended June 30, 2001. The increase in premiums written in the six months ended June 30, 2002 compared with the six months ended June 30, 2001 was due to one large finite quota share contract written in the fourth quarter of 2001 that has significant premium in calendar year 2002.

         Net premiums written in the Finite Risk segment grew 27.5% in the U.S. to $88 million for the six months ended June 30, 2002 compared to $69 million in the U.S. in the six months ended June 30, 2001. Net premiums written in the Finite Risk segment decreased 3.3% outside the U.S. to $58 million for the six months ended June 30, 2002 compared to $60 million outside the U.S. for the six months ended June 30, 2001. The increase in U.S. business is due to the rate increases achieved on renewal business after the September 11, 2001 terrorist attack on the United States.

         Net premiums earned for the six months ended June 30, 2002 were impacted by the same factors as net premiums written and increased by 9.9% to $144 million from $131 million for the six month period ended June 30, 2001.

         Losses and loss adjustment expenses

         Losses and loss adjustment expenses incurred in the Finite Risk segment were $62 million for the six months ended June 30, 2002 compared to $83 million in the six months ended June 30, 2001. The decrease from the six months ended June 30, 2001 was principally attributable to the commutation of an assumed aggregate stop loss treaty and the absence of large losses. The commutation of this treaty resulted in a net gain of $10 million. In the six months ended June 30, 2001, the Petrobras oil platform collapse impacted losses by $11 million. The Finite Risk segment's loss ratio was 43.4% and 63.5% for the six month periods ended June 30, 2002 and 2001, respectively.

         Underwriting expenses

         Acquisition costs associated with the Finite Risk segment were $46 million for the six month period ended June 30, 2002 compared to $48 million for the six month period ended June 30, 2001. After deferring those costs related to the unearned portion of net premiums written, the resulting acquisition expense ratio was 31.5% for the six months ended June 30, 2002 compared to 36.8% for the six months ended June 30, 2001. The reduction in the expense ratio of 5.3 percentage points was attributable to lower commission and brokerage costs across the portfolio. Other underwriting expenses of the Finite Risk segment, including direct and allocated underwriting expenses, were $6 million for the six month period ended June 30, 2002 and $6 million for the six month period ended June 30, 2001. The other underwriting expense ratio for the six months ended June 30, 2002 was 4.0% compared to 4.5% for the six month period ended June 30, 2001. The decrease in the other underwriting expense ratio was attributable to the increase in net premiums written.

         YEAR ENDED DECEMBER 31, 2001

         Net Premiums

         Net premiums written in the Finite Risk segment for ceding companies in the U.S. totaled $204 million in 2001. Net premiums written in the Finite Risk segment for ceding companies outside the U.S. totaled $161 million in 2001.


         Losses and loss adjustment expenses

         Losses and loss adjustment expenses incurred for the Finite Risk segment totaled $276 million for the year ended December 31, 2001. Loss and loss adjustment expenses incurred for the year ended December 31, 2001 included loss and loss expense payments of $153 million and a net increase in reserves for unpaid losses and loss adjustment expenses of $123 million.

         Underwriting expenses

         Acquisition costs for the Finite Risk segment were $99 million for the year ended December 31, 2001. After deferring those costs related to the unearned portion of net premiums written, the resulting acquisition expense ratio was 27.6% for the year ended December 31, 2001.

         Other underwriting expenses of the Finite Risk segment, including direct and allocated underwriting expenses during 2001, totaled $11 million, resulting in an other underwriting expense ratio of 2.9%.

LIQUIDITY AND CAPITAL RESOURCES

         Platinum Holdings is a holding company that will conduct no reinsurance operations of its own. All its reinsurance operations will be conducted through its wholly owned operating subsidiaries Platinum US (which it will own through Platinum Ireland and Platinum Finance), Platinum UK (which it will own through Platinum Ireland) and Platinum Bermuda. As a holding company, Platinum Holdings' cash flow will consist primarily of dividends, interest and other permissible payments from its subsidiaries. Platinum Holdings will depend on such payments to receive funds for general corporate purposes and to meet its obligations, including the payment of any dividends to its shareholders.

         OUR LIQUIDITY REQUIREMENTS

         Our principal consolidated cash requirements are expected to be the payment of dividends to Platinum Holdings' shareholders, the servicing of debt (including interest payments on the senior notes and contract adjustment payments on the purchase contracts included in the equity security units issued in the concurrent ESU Offering), the acquisition of and investment in businesses, capital expenditures, premiums retroceded and payment of losses and loss adjustment expenses, policy benefits, brokerage commissions, excise taxes and operating expenses.

         We intend to pay quarterly dividends of $    per Common Share beginning
in the first quarter 2003, subject to the recommendation of our Board of Directors. Our dividends, if any, will be paid by us in U.S. dollars. Our dividend policy in future periods will depend on a number of factors including our results of operations, our financial condition, our capital and cash requirements, general business conditions, legal, contractual and regulatory restrictions regarding the payment of dividends by us and other factors. See "Dividend Policy".

         We will operate a treasury function responsible for managing our future banking relationships, capital raising activities including equity and debt issues, our overall cash, cash pooling and liquidity positions and the payment of internal and external dividends. Our subsidiaries will be responsible for managing local cash and liquidity positions.

         OUR SOURCES OF CASH

         Our sources of funds are expected to consist of premiums written, losses recovered from retrocedents, investment income and proceeds from sales and redemptions of investments.

         In addition, we have entered into a 364 day committed credit facility with a group of banks that will permit us to make borrowings of up to $100 million in the aggregate from time to time. The credit facility contains various convenants and agreements, including a requirement that we satisfy specified tangible net worth and leverage ratios. There can be no assurance that we will be able to extend or replace this credit facility upon satisfactory terms when it terminates on June 20, 2003.

         RESTRICTIONS ON DIVIDEND PAYMENTS FROM OUR OPERATING SUBSIDIARIES

         Bermuda. Bermuda legislation imposes limitations on the dividends that Platinum Bermuda may pay. Under the Bermuda Insurance Act, Platinum Bermuda will be required to maintain a specified solvency margin and a minimum liquidity ratio and will be prohibited from declaring or paying any dividends if doing so would cause Platinum Bermuda to fail to meet its solvency margin and its minimum liquidity ratio. Under the Bermuda Insurance Act, Platinum Bermuda will be prohibited from paying dividends of more than 25% of its total statutory capital and surplus at the end of the previous fiscal year unless it files an affidavit stating that the declaration of such dividends has not caused it to fail to meet its solvency margin and minimum liquidity ratio. The Bermuda Insurance Act will also prohibit Platinum Bermuda from declaring or paying dividends without the approval of the Supervisor of Insurance of Bermuda if Platinum Bermuda failed to meet its solvency margin and minimum liquidity ratio on the last day of the previous fiscal year. Additionally, under the Companies Act, Platinum Bermuda may declare or pay a dividend only if it has no reasonable grounds for believing that it is, or would after the payment, be unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts. See "Business--Regulation--Bermuda".

         United States. Platinum US is subject to regulation by the State of Maryland. Under Maryland insurance law, Platinum US may pay dividends out of surplus, provided it must give the Maryland Insurance Commissioner at least thirty days' prior notice before paying an "extraordinary dividend" or making an "extraordinary distribution". Extraordinary dividends and extraordinary distributions are dividends or distributions which, together with any other dividends and distributions paid during the immediately preceding twelve-month period, would exceed the lesser of

         (1) ten percent of Platinum US's statutory policyholders' surplus (as determined under statutory accounting principles) as of December 31 of the prior year and

         (2) Platinum US's net investment income excluding realized capital gains (as determined under statutory accounting principles) for the twelve-month period ending on

         December 31 of the prior year, plus any amounts of net investment income (excluding realized capital gains) in the three preceding years which have not been distributed.

These statutory limitations are subject to change. Platinum US may not pay extraordinary dividends or make extraordinary distributions until either the thirty-day notice period has expired (without the Maryland Insurance Commissioner disapproving such payment) or the Maryland Insurance Commissioner has approved the payment within that period. Extraordinary dividends and extraordinary distributions may only be paid out of earned surplus.

         In addition, Platinum US must give ten days' prior notice to the Maryland Insurance Commissioner of its intention to pay any dividend or make any distribution other than an extraordinary dividend or extraordinary distribution. The Maryland Insurance Commissioner has the right to prevent payment of such a dividend or such a distribution if he determines, in his discretion, that after the payment thereof Platinum US's policyholders' surplus would be inadequate or could cause Platinum US to be in a hazardous financial condition.

         As it is not engaged in the insurance business, Platinum Finance is not subject to the restrictions on dividend payments or distributions set forth above.

         United Kingdom. U.K. law prohibits Platinum UK from declaring a dividend to its stockholders unless it has "profits available for distribution". The determination of whether a company has profits available for distribution is based on its accumulated realized profits less its accumulated realized losses. While the United Kingdom insurance regulatory laws impose no statutory restrictions on a general insurer's ability to declare a dividend, the insurance regulator in the United Kingdom strictly controls the maintenance of each insurance company's solvency margin within its jurisdiction and may restrict Platinum UK from declaring a dividend at a level which the regulator determines would adversely affect Platinum UK's solvency requirements. It is common practice in the United Kingdom to notify the regulator in advance of any significant dividend payment.

         Ireland. Platinum Ireland is currently a holding company incorporated under the laws of Ireland. Irish law prohibits Platinum Ireland from declaring a dividend to its stockholders unless it has "profits available for distribution" as determined under Irish law. As Platinum Ireland is not currently a regulated entity, there are no insurance or other regulatory laws applicable to the payment of dividends by Platinum Ireland.

         ESTABLISHMENT OF LOSS RESERVES BY OUR INSURANCE SUBSIDIARIES

         Under U.S. GAAP, we will not be permitted to establish loss reserves until the occurrence of an event which may give rise to a loss. Once such an event occurs, we will establish reserves based upon estimates of total losses incurred by the ceding insurers as a result of the event and our estimate of the portion of such loss we have reinsured. As a result, only loss reserves applicable to losses incurred up to the reporting date may be set aside, with no allowance for the provision of a contingency reserve to account for expected future losses. Losses arising from future events will be estimated and recognized at the tiime the loss is incurred and could be substantial.

         Setting appropriate reserves for loss and loss adjustment expenses is an inherently uncertain process. Loss reserves will represent our estimates, at a given point in time, of ultimate settlement and adjustment costs of losses incurred (including incurred but not reported, or IBNR, losses). We will regularly review and update these estimates, using the most current information available to us. Consequently, the ultimate liability for a loss will likely differ from the original estimate. Whenever we determine that any existing loss reserves are inadequate, we are required to increase the loss reserves with a corresponding reduction, which could be material, in our operating results in the period in which the deficiency is identified. The establishment of new reserves, or the adjustment of reserves for reported claims, could result in significant upward or downward changes to our financial condition or results of operations in any particular period.

         FUNCTIONAL CURRENCY

         Our functional currency will be the U.S. dollar. Our operating currency will generally also be the U.S. dollar. However, premiums receivable and losses payable in respect of a portion of our business will be denominated in currencies of other countries, principally the industrialized countries. Consequently, we may, from time to time, experience currency exchange gains and losses that could affect our financial position and results of operations. We do not expect to and as a practical matter will not be able to hedge our non-U.S. dollar currency exposure with respect to potential loss until a loss payable in a non-U.S. dollar currency occurs, after which we may match such liability with assets denominated in the same currency or enter into forward purchase contracts for specific currencies. This type of exposure could be substantial. We also do not intend to hedge our non-U.S. dollar currency exposure with respect to premiums receivable, which will be generally collected over the relevant contract term. We expect to exchange non-U.S. dollar denominated premiums upon receipt. We may make foreign currency investments, generally for the purpose of improving overall portfolio yield.

         INVESTMENT OF FUNDS

         With the exception of cash holdings, our funds will be primarily invested initially in fixed income securities, the market value of which is subject to fluctuation depending on changes in prevailing interest rates. We may in the future elect to also invest a portion of our funds in marketable equity securities. We expect to hedge our investment portfolio against interest rate risk. Nevertheless, an increase in interest rates may result in losses, both realized and unrealized, on our investments.

         We do not expect our investment portfolio to include options, warrants, swaps, collars or similar derivative instruments. Our investment policy guidelines will provide that financial futures and options and foreign exchange contracts may not be used in a speculative manner, but may be used, subject to certain numerical limits, only as part of a defensive strategy to protect the market value of the portfolio. Also, we do not expect our portfolio to contain any investments in real estate or mortgage loans.

         POSTING OF SECURITY BY OUR NON-U.S. OPERATING SUBSIDIARIES

         Platinum UK and Platinum Bermuda are not licensed, approved or accredited as reinsurers anywhere in the United States and therefore, under the terms of most of their contracts in the United States, they will have to provide security to reinsureds to cover unpaid liabilities in a form acceptable to state insurance commissioners. Typically, this type of security will take the form of a letter of credit issued by an acceptable bank, the establishment of a trust, or a cash advance. Platinum UK and Platinum Bermuda are expected to obtain letters of credit through commercial banks. In turn, Platinum UK and Platinum Bermuda will provide the banks security by giving the banks liens over certain of Platinum UK's and Platinum Bermuda's investments.

         CAPITAL EXPENDITURES; INFLATION

         None of Platinum Holdings, Platinum US, Platinum UK and Platinum Bermuda will have any material commitments for capital expenditures upon the completion of the Public Offering.

         Platinum US, Platinum UK and Platinum Bermuda will estimate the effect of inflation on their business and reflect these estimates in the pricing of their reinsurance contracts when estimating reserves. The actual effects of inflation on the results of the operating subsidiaries cannot be accurately known until claims are ultimately settled. Levels of inflation also affect investment returns.

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EXPOSURES TO MARKET RISK

         Market risk can be described as the risk of change in fair value of a financial instrument due to changes in interest rates, equity prices, creditworthiness, foreign exchange rates or other factors. We seek to mitigate that risk by a number of actions, as described below.

         INTEREST RATE RISK

         Our exposure to market risk for changes in interest rates will be concentrated in our investment portfolio once we commence operations. Changes in investment values attributable to interest rate changes will be mitigated, however, by corresponding and partially offsetting changes in the economic value of our insurance reserves. This exposure will be monitored through periodic reviews of our consolidated asset and liability positions. Estimates of cash flows, as well as the impact of interest rate fluctuations relating to the investment portfolio and insurance reserves, will be modeled and reviewed periodically.

         CREDIT RISK

         Our investment portfolio is expected to include initially fixed maturities and short-term investments, which will be subject to credit risk. This risk is defined as the potential loss in market value resulting from adverse changes in the borrower's ability to repay the debt. Our investment objective will be to earn competitive relative returns by investing in a diversified portfolio of securities. Credit risk will be actively managed through stringent review and analysis of the creditworthiness of all potential investments.

         We will also have other receivable amounts subject to credit risk. The most significant of these are reinsurance recoverables. To mitigate the risk of these counterparties' nonpayment of amounts due, we will establish business and financial standards for reinsurer approval, incorporating ratings by major rating agencies and considering then-current market information.

         EQUITY PRICE RISK

         Our investment portfolio may in the future include marketable equity securities, which will be carried on our consolidated balance sheet at market value. These securities have exposure to price risk, which is defined as the potential loss in market value resulting from an adverse change in prices. If we invest in equity securities, our objective with respect to such investments will be to earn competitive relative returns by investing in a diverse portfolio of high-quality, liquid securities. Portfolio characteristics are expected to be analyzed regularly and market risk will be actively managed through a variety of modeling techniques. If we invest in equity securities, our holdings are expected to be diversified across industries, and concentrations in any one company or industry will be limited by parameters established by senior management, as well as by statutory requirements.

         FOREIGN CURRENCY EXPOSURE

         Our exposure to market risk for changes in foreign exchange rates will be concentrated in our insurance reserves denominated in foreign currencies. In addition, there may be foreign currency exposure in our investment portfolio related to those investments that are denominated in foreign currencies. Cash flows from foreign operations are expected to be the primary source of funds for purchases of investments denominated in foreign currencies. Those investments will be purchased primarily to hedge insurance reserves and other liabilities denominated in the same currency, effectively reducing foreign currency exchange rate exposure at the Platinum consolidated level.

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                                    BUSINESS
                                INDUSTRY OVERVIEW

GENERAL

         Reinsurance is an arrangement in which an insurance company, referred to as the reinsurer, agrees to assume from another insurance company, referred to as the ceding company, all or a portion of the insurance risks that the ceding company has underwritten under one or more insurance contracts. In return, the reinsurer receives a premium for the insured risks that it assumes from the ceding company. Reinsurance, however, does not discharge the ceding company from its liabilities to policyholders. Reinsurance provides ceding insurers with three principal benefits: a reduction in net liability on individual risks, catastrophe protection from large or multiple losses and assistance in maintaining acceptable financial ratios. Reinsurance also provides a ceding company with additional underwriting capacity by permitting it to accept larger risks and write more business than would be possible without an accompanying increase in capital and surplus.

         During the period between the time premiums are received by the reinsurer and the time that the reinsurer must pay losses and loss adjustment expenses, the reinsurer has an opportunity to invest the funds received as premiums, less expenses. This investment activity can make a significant contribution to a reinsurer's profitability.

TYPES OF REINSURANCE

         Property and Casualty Reinsurance

         Reinsurance is typically classified into two categories, property and casualty, or non-life, reinsurance and life reinsurance. We intend to write property and casualty reinsurance. We do not currently intend to write any life reinsurance.

         Property insurance protects an insured against financial loss arising out of the loss of property caused by an insured peril. Examples of property reinsurance are property catastrophe and property per-risk coverages. Property catastrophe insurance protects an insured against losses arising out of multiple claims for a single event while property per-risk insurance protects an insured against loss arising out of a single claim for a single event.

         Casualty insurance protects an insured against financial loss arising out of loss or damage to persons other than the insured or property belonging to a third party. Examples of casualty insurance are general and automobile liability, professional liability, workers' compensation, and accident and health.

         Although property reinsurance involves a high degree of volatility, property reinsurance claims are generally reported soon after the event giving rise to the claim and tend to be assessed and paid relatively expeditiously. In comparison, there tends to be a greater time lag between the occurrence, reporting and payment of casualty reinsurance claims. Additionally, as compared with property reinsurance, casualty reinsurance tends to involve greater diversity of exposures and variation in contract terms, pose greater challenges in capturing underwriting information and casualty reinsurance results are also more likely to be affected by the claims handling process.

         EXCESS-OF-LOSS AND PROPORTIONAL REINSURANCE

         Reinsurance can be written on either an excess-of-loss basis or a pro rata, or proportional, basis. We expect that a substantial majority of the reinsurance we will underwrite will be excess-of-loss reinsurance.

         In the case of excess-of-loss reinsurance, the reinsurer, in return for a negotiated premium, assumes all or a specified portion of the ceding company's risks in excess of a specified amount, which amount is referred to as the ceding company's retention or the reinsurer's attachment point,

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subject to a negotiated reinsurance contract limit. For example, property catastrophe excess-of-loss reinsurance provides coverage to a primary insurer when aggregate losses and loss adjustment expenses from a single occurrence of a peril covered under a portfolio of primary insurance contracts written by the primary insurer exceed the attachment point specified in the reinsurance contract with the primary insurer. Property per-risk excess-of-loss-reinsurance provides coverage to a primary insurer in excess of its retention level on a single risk. A risk in this context might mean the insurance coverage on a single property location. Because a reinsurer providing excess-of-loss reinsurance does not assume a direct proportion of the ceding company's risk, the premiums that the ceding company pays to the reinsurer are not directly proportional to the premiums that the ceding company receives. Instead, excess-of-loss reinsurance contracts provide a reinsurer flexibility in determining premiums at specific retention levels, independent of the premiums charged by primary insurers, and based upon its own underwriting assumptions.

         Excess-of-loss property and casualty reinsurance is often written in layers. One or a group of reinsurers accepts the risk just above the ceding company's retention up to a specified amount, at which point another reinsurer or a group of reinsurers accepts the excess liability up to an additional specified limit or the excess liability reverts to the ceding company. The reinsurer taking on the risk just above the ceding company's retention is typically said to write lower layer excess reinsurance. Lower layers are also referred to as working layers. A claim that reaches just beyond the ceding company's retention will create a claims payment for the lower layer reinsurer, but not for the reinsurers of any higher layers. In a limited number of cases, reinsurance is also written on an aggregate stop-loss basis to protect the ceding company's total portfolio from extraordinary losses resulting from the aggregation of individual risks.

         In the case of proportional reinsurance, the reinsurer assumes a predetermined portion of the ceding company's risks under the covered insurance contract or contracts. The frequency of claims under a proportional reinsurance contract is usually greater than under an excess-of-loss contract. Premiums that the ceding company pays to a reinsurer for proportional reinsurance are a predetermined portion of the premiums that the ceding company receives from its insured, consistent with the proportional sharing of risk. In addition, in proportional reinsurance, the reinsurer generally pays the ceding company a ceding commission. The ceding commission is usually based on the ceding company's cost of generating the business being reinsured, which includes commissions, premium taxes and assessments of the ceding company's own operating expenses. A profit commission or increased ceding commission may be included and paid to the ceding company if the loss experience is profitable. The ceding commission may also be affected by competitive factors.

         TREATY AND FACULTATIVE REINSURANCE

         Reinsurance can be written either through treaty or facultative reinsurance arrangements. In treaty reinsurance, the ceding company cedes, and the reinsurer assumes, a specified portion of a type or category of risks insured by the ceding company. In facultative reinsurance, the ceding company cedes, and the reinsurer assumes, all or part of a specific risk or risks. We plan to underwrite substantially all treaty reinsurance, and we do not expect to underwrite facultative reinsurance except in very limited and opportunistic circumstances.

         Generally in the industry, treaty reinsurers do not separately evaluate each of the individual risks assumed under their treaties and are largely dependent on the original risk underwriting decisions made by the ceding company's underwriters. Accordingly, reinsurers will carefully evaluate the ceding company's risk management and underwriting practices, as well as claims settlement practices and procedures, in deciding whether to provide treaty reinsurance and in appropriately pricing the treaty.

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         Generally, reinsurers who provide facultative reinsurance do so separately from their treaty operations. Facultative reinsurance normally is purchased by ceding companies for risks not covered by their reinsurance treaties, for amounts in excess of the monetary limits of their reinsurance treaties and for unusual and complex risks. In addition, facultative risks often provide coverages for relatively severe exposures which results in greater volatility. Reinsurers who provide facultative coverage solely, or through distinct operations, experience relatively high underwriting expenses and, in particular, personnel costs, because each risk is individually underwritten and administered. The ability to evaluate separately each risk reinsured, however, increases the probability that the reinsurance underwriter can price the contract to reflect more accurately the risks involved. Because of the transactional nature of the business and the greater risks generally involved, margins on facultative business are usually higher than on treaty business.

         NON-TRADITIONAL/FINITE REINSURANCE

         Non-traditional/finite reinsurance involves structured reinsurance solutions tailored to meet an individual cedent's strategic and financial objectives. Property and casualty risks can be reinsured on a non-traditional/finite basis. Often these reinsurance solutions provide reinsurance protection across a company's entire insurance portfolio. For instance, a whole account aggregate stop loss, whether single year or multi-year in design, provides protection for a company from deterioration in its accident year results. Another common solution is a loss portfolio transfer, which can take many forms, and which is frequently used to assist companies in efficiently and effectively exiting lines of business or facilitating insurance entity sales transactions. With increasing frequency, non-traditional/finite reinsurance has been utilized in various ways to assist companies in managing property catastrophe exposures and other loss exposures from single or multiple events which, in the aggregate, could be significant. Because of the constantly changing industry and regulatory framework, as well as the changing market demands facing insurance companies, the approaches utilized in non-traditional/finite programs are constantly evolving and will continue to do so. We expect to be active participants in the non-traditional/finite reinsurance business.

         In particular, non-traditional/finite reinsurance products are utilized by customers whose needs may not be met efficiently through traditional reinsurance products, specifically, customers who seek to dampen volatility associated with the insurance or reinsurance pricing cycle, adjust their exposure to specific geographic areas or lines of business, increase their level of retention over a period of time, minimize existing and potential liabilities in connection with extraordinary corporate events, such as a merger or acquisition, and manage their capital during periods of rapid growth. These customers use non-traditional/finite products principally to mitigate volatility in earnings and capital as well as to transfer insurance risks. The structure of the product will depend on whether the concern about volatility relates primarily to statutory capital and loss ratios, or to reported earnings under the customer's accounting basis for investors, e.g., International Accounting Standards, U.S. GAAP or other sovereign GAAP. Income tax treatment will also affect the products' structure. The more widely used finite products have similar features but differing terms and limits, depending on the customer's requirements.

         BROKER AND DIRECT REINSURANCE

         Reinsurance can be written through reinsurance brokers or directly with ceding companies. We believe that a ceding company's decision to select either the broker market or the direct market is influenced by various factors including, among others, market capacity, market competition, the value of the broker's advocacy on the ceding company's behalf, the spread of risk, flexibility in the terms and conditions, an ability to efficiently compare the analysis and quotes of several reinsurers, the speed of a reinsurance placement, the historical relationship with the reinsurer and the efficiency of claims settlement with respect to a coverage. Through the use of reinsurance brokers, a reinsurer may be able to avoid the need to develop a large staff dedicated to particular

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reinsurance markets and to maintain the flexibility to move into other reinsurance markets when it perceives opportunities. We believe that the use of reinsurance brokers will allow us to avoid the significant fixed cost of maintaining a sales force. We believe that brokers are particularly useful in assisting clients in arranging excess-of-loss reinsurance programs. We expect to underwrite a substantial majority of our reinsurance through brokers and, to a much more limited extent, may also contract directly with ceding companies.

         RETROCESSION

         Reinsurers typically purchase reinsurance to cover their own risk exposure or to increase their capacity. Reinsurance of a reinsurer's business is called retrocession. Reinsurance companies cede risks under retrocessional agreements to other reinsurers, known as retrocessionaires, for reasons similar to those that cause primary insurers to purchase reinsurance. These reasons include reducing liability on individual risks, protecting against catastrophic losses, stabilizing financial ratios and obtaining additional underwriting capacity. We plan to purchase and issue retrocessional policies.

         REINSURANCE INDUSTRY CONDITIONS AND TRENDS

         The reinsurance industry historically has been cyclical, characterized by periods of price competition due to excessive underwriting capacity as well as periods when shortages of underwriting capacity have permitted favorable pricing.

         Cyclical trends in the industry and the industry's profitability can also be affected significantly by volatile and unpredictable developments, including natural and other disasters, such as hurricanes, windstorms, earthquakes, floods, fires, explosions and other catastrophic events, including terrorist attacks, the frequency and severity of which are inherently unpredictable. We believe that property and casualty reinsurance rates often rise in the aftermath of significant catastrophe losses. As claims are reserved, the industry's capacity to write new business diminishes. The industry is also affected by changes in the propensity of courts to expand insurance coverage and grant large damage awards, as well as fluctuations in interest rates and other changes in the economic environment that affect market prices of investments.

         As a result of favorable loss levels and strong investment returns beginning in 1995, the reinsurance industry entered a cycle of increased competition and industry capacity, which pushed property and casualty premium rates down. However, in 1999, there were several significant worldwide catastrophic events, which resulted in insured losses of approximately $31 billion. These losses, and the subsequent contraction of capacity in the market, fueled improvements in rates, terms and conditions beginning with January 2000 renewals. These improvements continued in 2001 with a number of catastrophic events in the first half of the year, and were accelerated by the terrorist attack of September 11, 2001. With insured losses estimated to be in the range of $30 billion to $35 billion, the terrorist attack resulted in the largest insured losses ever experienced by the industry. By comparison, the largest insured catastrophic event prior to the attack was Hurricane Andrew in 1992 with $20 billion in estimated losses.

         We believe that the insured losses of 2001 have reduced the industry's capacity to write new business. At the same time, it appears that the heightened awareness that commercial properties are exposed to a variety of risks, and the perception that certain regions of the world may be underinsured, have increased the demand for property-related insurance and reinsurance. As a result, with respect to January, April and July 2002 renewals, St. Paul Re experienced substantial rate increases, generally ranging from 20% to 50% depending on the line of business. We expect that the current imbalance between the increased demand for property-related insurance and reinsurance and the reduced supply of this type of coverage will continue to fuel improved rates, terms and conditions for at least the immediate future.

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         Following the terrorist attack of September 11, 2001, there is uncertainty in the insurance and reinsurance markets about the extent to which future coverages will extend to terrorist acts. There is also uncertainty about the definition of terrorist acts. We believe that coverage of claims that are the result of terrorist acts (as they are ultimately defined by industry and government standards) will generally be excluded from property catastrophe reinsurance contracts covering large commercial risks, above specified property values, but generally will not be excluded for smaller commercial coverages, personal lines or other coverages. Accordingly, we expect that we will incur exposure to terrorist acts. The effect of potential U.S. and other governmental intervention on the insurance and reinsurance markets we serve, including on the extent to which coverage for terrorist acts will be offered by the insurance and reinsurance markets in the future, is uncertain. Coverage for losses resulting from terrorist acts may be offered separately in the reinsurance market, and we may or may not offer such coverage in the future. If our and the insurance industry's attempts to exclude coverage for terrorist acts were to fail, we could incur large unexpected losses if further terrorist attacks occur.

                                  OUR BUSINESS

GENERAL

         Platinum Holdings is a newly formed Bermuda insurance holding company. Our objective is to provide on a worldwide basis, through our licensed operating subsidiaries Platinum US, Platinum UK and Platinum Bermuda, property, casualty, marine, accident and health and finite reinsurance coverages to a diverse clientele of insurers and select reinsurers. Platinum UK and Platinum Bermuda are newly formed companies and, as such, have no prior operating history or loss reserve run-off. Platinum US was formed in 1995 and is a licensed insurance company and wholly owned subsidiary of St. Paul incorporated and domiciled in the state of Maryland. Platinum US has been an inactive company with no prior operating history and no exposure to adverse loss development. Upon completion of the Public Offering, we will own Platinum US and Platinum UK through Platinum Ireland, our newly formed and wholly owned intermediate Irish holding subsidiary. We expect that Platinum Ireland will conduct no business operations of its own other than owning Platinum US (through Platinum Finance, which will conduct no business operations of its own other than to raise funds for Platinum US through the issuance of senior notes constituting part of the equity security units offered concurrently with the Public Offering) and Platinum UK. However, we intend to explore the possibility of using Platinum Ireland as a platform for the development of a reinsurance business concentrating on continental Europe. The following chart summarizes our corporate structure upon completion of the transactions contemplated by this prospectus.

                             [ORGANIZATIONAL CHART]

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         We intend to organize our worldwide reinsurance business around the following three operating segments: Global Property and Marine, Global Casualty and Finite Risk. In each of our operating segments, we intend to offer our reinsurance solutions to providers of commercial and personal lines of property insurance as well as casualty insurance. We expect to underwrite most of our reinsurance through brokers but we may also contract directly with ceding companies, which will give us the flexibility to pursue business in accordance with our ceding companies' preferred reinsurance purchasing channels. We intend to write substantially all of our reinsurance business through treaties rather than on a facultative basis, and a substantial majority on an excess-of-loss basis rather than on a proportional basis.

         We expect to operate principally as a lead or quoting reinsurer on the treaties in which we participate. Generally, the lead or quoting reinsurer negotiates with the ceding company and the broker to establish the proposed terms of coverage, including the premium rate and retention level for excess-of-loss contracts. When not acting as the leading or quoting reinsurer on a particular treaty, we may seek to actively negotiate additional terms or conditions. We believe that, consistent with our underwriting strategy, operating as a lead or quoting reinsurer will allow us to establish walk-away prices and focus on profitability rather than market share. In addition to the benefit of leading negotiations of contract terms and prices, we believe that operating as a lead or quoting reinsurer will aid us in the development of close and continuing relationships with brokers and ceding companies. We also believe that operating as a lead or quoting reinsurer will result in our receiving solicitations from brokers for a broader range of business and provide us with greater access to preferred risks.

COMPETITIVE STRENGTHS

         We believe that we will have the benefits of being both an established business and a new market entrant because of our management's reputation and St. Paul Re's experience and contacts in the reinsurance market, our unencumbered capital base and our expectation that the Assumed Reinsurance Contracts and our right to seek to renew St. Paul Re's other contracts will be a long-term source of business to us. As a well-capitalized company with reinsurance as our single focus, we believe we will be able to expand our relationships with existing clients and establish relationships with new clients.

         We expect our initial portfolio to contain a variety of businesses which we believe would normally take a significant time to develop. Upon completion of the Public Offering, we expect to be diversified across several types of coverage with approximately two-thirds of our premiums coming from traditional property and casualty reinsurance and one-third from finite reinsurance. We believe that the existing portfolio of business generated by St. Paul Re represents a valuable asset given the renewal nature of the reinsurance industry and the importance of continuity of relationships and information.

         We believe that the market perceptions and reputation established by St. Paul Re with respect to service and responsiveness will benefit us in light of the transfer of personnel and underwriting activities from St. Paul Re to us. We also believe that we will enjoy a reputation with our brokers and clients for promptly responding to underwriting submissions and consistent underwriting standards that emphasize long term profitability over premium growth or market share.

         We believe that the use of reinsurance brokers as our principal source of business provides us with an advantage over direct writers in adjusting treaty participations upward or downward to reflect changing market conditions, as well as discontinuing any participation in treaties if rates and terms are no longer attractive. In addition, we believe that the use of reinsurance brokers will allow us to avoid the significant fixed cost of maintaining a sales force. Furthermore, we believe that access to new opportunities on new treaties for existing clients or new clients are facilitated by using the broker distribution channel, due to the syndicated placement of the business.

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PLATINUM'S STRATEGY

         Our goal is to achieve superior long-term returns for our shareholders, while establishing Platinum as a conservative risk manager and market leader in certain classes of property and casualty reinsurance.

         - BUILD OUR FUTURE ON A STRONG FOUNDATION. We will commence operations with the benefit of the Transferred Business:

                  - RENEWAL RIGHTS AND ASSUMED REINSURANCE CONTRACTS. Our initial portfolio will contain a diversity of business that would normally take many years to develop. We will be acquiring St. Paul Re's existing customer lists and the right to seek to renew its continuing in-force reinsurance contracts, which produced 2001 pro forma net premiums written of approximately $1.4 billion. Our business is expected to be diversified between property contracts, which tend to be short-tail in nature (where ultimate losses are known relatively quickly), and casualty contracts, which tend to be long-tail in nature (where ultimate losses may not be known for many years). Property catastrophe reinsurance will be a principal focus and will initially constitute a diversified global book of business in excess of $100 million in annual net premiums written.

                  - FULLY OPERATIONAL INFRASTRUCTURE. We will select experienced employees from the skilled St. Paul Re employee base. These employees have broker and ceding company relationships and underwriting pricing and claims experience that will allow us to be fully staffed and operational in key underwriting and support functions. We believe that this strong foundation will allow us to offer clients and brokers a full range of products, support and service immediately following the completion of the Public Offering.

         - ADD NEW EXECUTIVE LEADERSHIP TO EXISTING TALENT. In order to take full advantage of the historical strengths of St. Paul Re, we have significantly strengthened our senior management team with the addition of Mr. Newman and Mr. Fadden. Mr. Newman and Mr. Fadden have extensive experience in leading publicly traded reinsurance companies and intend to implement a number of initiatives to capitalize on the strengths of St. Paul Re to create a more focused and more profitable reinsurance business. We expect these initiatives to include implementing a new underwriting strategy, improving risk management and reducing operating expenses.

                  - FOCUS ON PROFITABILITY, NOT MARKET SHARE. Our new management team intends to pursue a strategy that emphasizes underwriting discipline and profitability over market share. Key elements of this strategy will be prudent risk selection, appropriate pricing through strict underwriting discipline and adjusting our business mix to respond to changing market conditions. We intend to increase our writing of lines of business, such as property catastrophe excess-of-loss and property risk excess- of-loss, which we believe will contribute to our long-term profitability.

                  - EXERCISE DISCIPLINED UNDERWRITING AND RISK MANAGEMENT. We intend to exercise risk management discipline by (i) maintaining a diverse spread of risk in our book of business across products and geographic zones, (ii) focusing on excess-of-loss contracts as opposed to proportional contracts, and
                           (iii) reducing our aggregate catastrophe exposure relative to historical levels through more sophisticated management of property catastrophe aggregate exposures.

                  - OPERATE A LEAN AND EXPENSE-FOCUSED UNDERWRITING BUSINESS. We believe a lean underwriting culture will support our focus on profitability and allow us to be more responsive to changing market conditions. We intend to keep our headcount low and maintain a limited number of offices. We expect to have approximately 150 employees at the completion of the Public Offering. The number of underwriting offices was reduced by St. Paul Re from ten at January 1, 2001 to five as of June 30, 2002. In addition, we

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                           expect to originate most of our business from
                           brokers, rather than directly from ceding companies, which we believe will keep our expenses low.

         - GROW OUR BUSINESS BY LEVERAGING OUR GLOBAL PLATFORM. We intend to operate in all three of the world's leading reinsurance markets with offices in New York, London and Bermuda. St. Paul Re has conducted authorized reinsurance activities in the U.S. and London for many years, and has been well established as a lead underwriter in excess casualty, property catastrophe and certain other classes of reinsurance. Our new Bermuda subsidiary will provide us with both a new market in which to write reinsurance and the flexibility to provide reinsurance products that are best facilitated by an offshore company.

         - OPERATE FROM A POSITION OF FINANCIAL STRENGTH. As a newly formed company, our initial capital position is unencumbered by any development of loss reserves for business written prior to January 1, 2002, We intend to operate the Company with a target capitalization consistent with our ratings objectives. We expect to have between approximately $949 million and $987 million of total capital following the Public Offering, the ESU Offering, the St. Paul Investment and the RenaissanceRe investment, assuming no exercise of the underwriters', St. Paul's or RenaissanceRe's options to purchase additional Common Shares in connection with the Public Offering or additional equity security units, to support our anticipated underwriting activities. Our investment strategy will focus on security and stability in our investment portfolio by maintaining a diversified portfolio that will consist primarily of investment grade fixed-income securities. We believe these factors, combined with our strict underwriting discipline, will allow us to maintain our strong financial position and to be opportunistic when market conditions are most attractive.

OUR LINES OF BUSINESS

         We intend to organize our worldwide reinsurance business around the following three operating segments: Global Property and Marine, Global Casualty and Finite Risk. On the pro forma basis described under "Pro Forma Financial Information", we had net premiums written of $1,382 million for the year ended December 31, 2001, $602 million for the six months ended June 30, 2002, and $583 million for the six months ended June 30, 2001. We expect that our global reinsurance business will be comprised primarily of the types of reinsurance set forth below, which we have grouped in accordance with our three operating segments. The following table sets forth, on a pro forma basis, the distribution by operating segment and by type of reinsurance, of our net premiums written for the year ended December 31, 2001, and the six month periods ended June 30, 2002 and 2001. For a more detailed discussion of the pro forma combined results of underwriting, see "Management's Discussion and Analysis of Pro Forma Financial Condition and Underwriting Results".

                                            SIX MONTHS ENDED JUNE 30,
                                           ---------------------------      YEAR ENDED
                                               2002           2001       DECEMBER 31, 2001
                                           ------------   ------------   -----------------
                                                    %              %                  %
                                             $    TOTAL     $    TOTAL     $        TOTAL
                                           -----  -----   -----  -----   ------    -------
                                                          ($ IN MILLIONS)
GLOBAL PROPERTY AND MARINE
   Excess-of-loss                           162     27%    132     23%   $  249      18%
   Proportional                              50      8%     36      6%       66       5
                                           ----   ----    ----   ----    ------    ----
      Total Global Property And Marine      212     35%    168     29%      315      23
                                           ----   ----    ----   ----    ------    ----
Global Casualty
   Excess-of-loss                           197     33%    208     36%      440      32
   Proportional                              45      7%     76     13%      152      11
                                           ----   ----    ----   ----    ------    ----
      Total Global Casualty                 242     40%    284     49%      592      43
                                           ----   ----    ----   ----    ------    ----
Finite Risk                                 148     25%    124     22%      475      34
                                           ----   ----    ----   ----    ------    ----
   Total                                    602    100%    576    100%   $1,382     100%
                                           ====   ====    ====   =====   ======    ====

         The following table sets forth, on a pro forma basis, the distribution by operating segment and by location of the cedent of our net premiums written for the year ended December 31, 2001, and the six months ended June 30, 2002 and 2001.

                                            SIX MONTH ENDED JUNE 30,
                                           ---------------------------      YEAR ENDED
                                               2002           2001       DECEMBER 31, 2001
                                           ------------   ------------   -----------------
                                                    %              %                  %
                                             $    TOTAL     $    TOTAL     $        TOTAL
                                           -----  -----   -----  -----   ------    -------
                                                          ($ IN MILLIONS)
GLOBAL PROPERTY AND MARINE
   United States                            112     18%     91     16%   $  173      13%
   International                            100     17%     77     13%      142      10
                                           ----   ----    ----   ----    ------    ----
      Total Global Property And Marine      212     35%    168     29%      315      23
                                           ----   ----    ----   ----    ------    ----
Global Casualty
   United States                            203     34%    230     40%      485      35
   International                             39      6%     54      9%      107       8
                                           ----   ----    ----   ----    ------    ----
      Total Global Casualty                 242     40%    284     49%      592      43
                                           ----   ----    ----   ----    ------    ----
Finite Risk
   United States                             89     15%     67     12%      266      19
   International                             59     10%     57     10%      209      15
                                           ----   ----    ----   ----    ------    ----
      Total Finite Risk                     148     25%    124     22%      475      34
                                           ----   ----    ----   ----    ------    ----
   Total                                    602    100%    576    100%   $1,382     100%
                                           ====   ====    ====   ====    ======    ====

         GLOBAL PROPERTY AND MARINE

         The Global Property and Marine operating segment will include principally property and marine reinsurance coverages that will be written both in the United States and international markets. We expect that the majority of the property business will consist of catastrophe excess-of-loss reinsurance treaties. We expect that this global operating segment will also include property per risk excess-of-loss treaties and property pro rata treaties. We expect that marine reinsurance will include coverage for hull and cargo as well as third party marine coverages for "protection and indemnity" and excess liabilities, primarily under excess-of-loss treaties. We may write a limited amount of other types of reinsurance on an opportunistic basis. Following the completion of the Public Offering we expect the proportion of our net premiums written generated by the Global Property and Marine segment to increase relative to 2001 levels.

         - PROPERTY. We expect that our property reinsurance activities will emphasize catastrophe excess-of-loss reinsurance. Such contracts will provide a defined limit of liability, permitting us to quantify our aggregate maximum loss exposure. By contrast, maximum liability under pro rata contracts is more difficult to quantify precisely within the occurrence limits that are normally part of the contracts. Quantification of loss exposure will be fundamental to our ability to manage our loss exposure through geographical zone limits and program limits.

                  In addition, when our pricing standards are met, we may, to a limited extent, write other property coverages, including per risk excess-of-loss or pro rata treaties. In writing per risk excess-of-loss business we intend to avoid lower layers in favor of higher layers. These lines will diversify risk (although they involve some catastrophe exposure) and thus reduce the volatility in results of operations caused by catastrophes. We will enter into a Services and Capacity Reservation Agreement with RenaissanceRe which provides for a periodic review and assistance in measuring risk and managing aggregate catastrophe exposures. For a discussion of our Services and Capacity Reservation Agreement with RenaissanceRe, see "Certain Relationships and Related Transactions--The RenaissanceRe Investment--Business
                  Arrangements--Services and Capacity Reservation Agreement".

              Excess-of-loss contracts will also help us to control our underwriting results by increasing our flexibility to determine premiums for reinsurance at specific retention levels, independent of the premiums charged by primary insurers, and based upon our own underwriting assumptions. Also, because primary insurers typically retain a larger loss exposure under excess-of-loss contracts, we believe that they have a greater incentive to underwrite risks and adjust losses in a prudent manner.

         - MARINE. We intend to provide reinsurance coverage of marine and offshore energy insurance programs. We expect that coverages reinsured will include hull damage, protection and indemnity, cargo damage and general marine liability. We expect that such reinsurance treaties will include excess-of-loss as well as proportional treaties. We will emphasize excess-of-loss treaties that provide for an evaluation using experience and exposure pricing models.

         GLOBAL CASUALTY

         The Global Casualty segment will include principally general and automobile liability, professional liability, workers' compensation, accident and health and casualty clash coverages. We also expect to include accident and health reinsurance treaties in the form of self-insured aggregate medical stop loss coverages, which go into effect when a self-insuring employer's total group health insurance claims attain a certain level, as well as other types of coverages as opportunities develop. We intend to generally write reinsurance coverage in this segment through excess-of-loss treaties, including umbrella coverages, which protect against losses in excess of amounts covered by other policies, although we expect to reinsure selected classes of casualty business on a pro rata basis, including accident and health business. Following the completion of the Public Offering, we expect the proportion of our net premiums written generated by the Global Casualty segment to decrease relative to 2001 levels.

         - GENERAL AND AUTOMOBILE LIABILITY. We intend to reinsure accident and casualty risks and collision damage of motor vehicles. Automobile insurance can include coverage in three major areas--casualty, accident benefits and physical damage. Casualty insurance provides coverage payment for injuries and for property damage to third parties. Accident benefits insurance provides coverage for loss of income and medical and rehabilitation expenses for insured persons who are injured in an automobile accident, regardless of fault. Physical damage insurance provides for payment of damages to an insured automobile arising from a collision with another object or from other risks such as fire or theft.

                  In addition, we expect to provide a broad range of coverage for reinsurance of industrial, manufacturer, operational, environmental, product and general third party liability. We expect that our general and automobile liability reinsurance products will generally be written on an excess-of-loss basis. We may, however, consider selected accounts to be written on a proportional or pro rata basis to the extent that such business satisfies our profitability standards.

         - PROFESSIONAL LIABILITY. We intend to write reinsurance treaties for professional liability programs, including directors and officers liability insurance and errors and omissions liability insurance. We expect that, in most circumstances, the underlying insurance products will be written on a claims-made form, which requires claims related to the liabilities insured under the policy to be submitted to the insurer while the policy is in force. We intend to employ underwriters and pricing actuaries who specialize in professional liability and we expect to seek to reinsure professional liability programs and lines of casualty business where and to the extent we believe past experience permits a reasonably accurate estimation of premium adequacy. We intend, however, to underwrite new exposures after a comprehensive evaluation of the capability of the ceding company, a clear understanding of the type of product, and establishment of underwriting and operating procedures.

         - WORKERS' COMPENSATION. We intend that our workers' compensation coverages will provide flexible solutions that can help our clients manage their global workers' compensation risks. We expect to reinsure workers' compensation on a per-claimant basis as well as on a catastrophe occurrence basis. We expect that our workers' compensation reinsurance offerings will range from complete coverage of a full workers' compensation program to specific carve-out coverages that address a client's targeted concerns.

         - ACCIDENT AND HEALTH. We intend to provide accident and health reinsurance, typically in the form of self-insured aggregate medical stop-loss coverages, referred to as "employers stop loss covers". On a less frequent basis, we also expect to write medical providers stop-loss, first dollar health insurance and other reinsurance of health providers. We expect to rely principally on managing general underwriters as intermediaries in connection with this line of business.

         - CASUALTY CLASH. We expect that our casualty clash coverages will cover losses arising from a single set of circumstances (an occurrence) covered by more than one cedent's insurance policy or multiple claimants on one policy. We expect to limit our exposure to a proportion of the cedent's loss in excess of a specified per occurrence retention up to a specified limit.

         FINITE RISK

         The Finite Risk operating segment will include principally finite reinsurance solutions to cedents whose needs may not be met efficiently through traditional reinsurance products. We intend to focus on providing such clients with customized solutions for their risk management and other financial management needs. Whether working directly with the client or through a broker, we will seek to develop client-specific solutions after spending time with the client to understand its business needs. We intend to take a uniform risk assessment approach throughout our worldwide operations as the classes of risks underwritten through finite products will generally be consistent with the classes covered using traditional products. See "--Underwriting and Risk Management". The four main categories of finite products that we intend to sell are described below:

         - MULTI-YEAR EXCESS OF LOSS. These reinsurance contracts often complement cedents' traditional excess-of-loss reinsurance programs. They may involve any type of risk, but most often they cover property and marine. In general, these contracts are designed so that the cedent funds the normal level of loss activity over a multi-year period. The reinsurer charges an additional margin to provide a profit margin and to cover its costs and the risk that losses are worse than normal. This type of product will often carry an up-front premium plus additional premiums which are dependent on the magnitude of losses claimed by the ceding company under the contract. The ceding company generally also participates in a profit sharing arrangement under this type of reinsurance contract if the business covered does not generate excessive losses.

         - AGGREGATE STOP LOSS. Aggregate stop loss reinsurance contracts provide broad protection against a wide range of contingencies that are difficult to address with traditional reinsurance. They can be offered on a single or multi-year basis, and provide either catastrophic or attritional loss protection.

         - FINITE QUOTA SHARE. Finite quota share reinsurance contracts limit the reinsurer's underwriting exposure while allowing the cedent surplus and expense ratio relief.

         - LOSS PORTFOLIO TRANSFER AND ADVERSE LOSS DEVELOPMENT. These types of reinsurance contracts are considered retroactive reinsurance as they cover past periods for which the loss events have already occurred, but where all claims have not yet been made or paid. Retroactive finite reinsurance products remain an attractive solution for certain clients, who may, for example, wish to exit a particular line of business, facilitate a business acquisition (where the reinsurance contract effectively replaces the seller's requirement to provide a loss reserve guarantee to the purchaser), or stabilize statutory capital. Typically, a loss portfolio transfer will transfer to the reinsurer all risks underwritten, subject to an aggregate loss limit established in the contract. Adverse loss development products provide reinsurance coverage for losses in excess of the carried loss reserves of the ceding company at the transaction date, or in some cases at a mutually agreed attachment point, in excess of existing loss reserves.

MARKETING

         We intend to market our reinsurance products worldwide through our underwriting offices and non-exclusive relationships with more than 50 of the leading reinsurance brokers active in the U.S. and non-U.S. markets for property catastrophe reinsurance and other categories of reinsurance in which we will be active.

         On a pro forma basis, based on net premiums written during the three months ended June 30, 2002, the five brokers from which St. Paul Re derived the largest portions of its business (with the approximate percentage of St. Paul Re's business derived from such brokers and their affiliates) are Aon Corporation (25.5%), Marsh & McLennan Companies (20.9%), Benfield Blanch Inc. (19.6%), Willis Group Holdings (9.4%) and Towers Perrin (3.0%). The loss of any of these top five brokers could have a material effect on the amount of reinsurance business that we obtain and consequently the reinsurance premiums that we receive. On a pro forma basis, during the year ended December 31, 2001, St. Paul Re had in force reinsurance contracts with 146 ceding companies that were not derived from a reinsurance broker; otherwise, products are marketed exclusively through brokers. All brokerage transactions are entered into on an arm's-length basis. During 2001, on a pro forma basis, one ceding insurer accounted for more than 6% of St. Paul Re's premiums written and no other single ceding insurer accounted for more than 3%. Based on the Company's strategy, which includes our intention to employ key St. Paul Re personnel and to maintain our presence in our lines of business, management expects to maintain strong relationships with these brokers.

         We expect that brokers will perform data collection, contract preparation and other administrative tasks, enabling us to market our reinsurance products cost effectively by maintaining a small staff. We intend to rely largely on reinsurance brokers to market our products. We believe that by relying largely on reinsurance brokers, we will be able to avoid the expense and regulatory complications of worldwide offices, thereby minimizing fixed costs associated with marketing activities. We believe that by maintaining close relationships with brokers, we will be able to obtain access to a broad range of potential reinsureds.

         The following table sets forth, on a pro forma basis, net premiums written and the percentage of St. Paul Re's premiums allocated to the geographic location of the ceding company for St. Paul Re's aggregate operations. For a more detailed discussion of the pro forma results of underwriting, see "Management's Discussion and Analysis of Pro Forma Financial Condition and Underwriting Results".

                                            SIX MONTHS ENDED JUNE 30,
                                           ---------------------------     YEAR ENDED
                                               2002           2001       DECEMBER 31, 2001
                                             --------       --------    ------------------
                                             $      %       $      %        $         %
                                           -----  -----   -----  -----   ------    ------
                                                       ($ IN MILLIONS)
North America (ex Caribbean)               $ 422    70%   $ 397    69%    $ 968      70%
Caribbean                                     36     6       29     5        83       6
Latin America                                  6     1        6     1        14       1
Far East                                      18     3       29     5        55       4
Continental Europe                            36     6       52     9       110       8
United Kingdom                                78    13       57    10       138      10
Other                                          6     1%       6     1%       14       1%
                                           -----  ----    -----  ----    ------    ----
                                           $ 602   100%   $ 576   100%   $1,382     100%
                                           =====  ====    =====  ====    ======    ====

UNDERWRITING AND RISK MANAGEMENT

         We intend to have a disciplined approach to underwriting and risk management that emphasizes a profit orientation rather than a premium volume or market-share oriented approach. In addition to geographic zones, we intend to seek to limit our overall exposure to risk by limiting the amount of reinsurance we will supply in accordance with a particular program or contract, so as to achieve diversification within and across geographic zones.

         We expect our risk management to use a variety of means, including the use of contract terms, diversification criteria and probability analysis and the analysis of comparable historical loss experience. We will monitor concentrations of casualty risk by industry and classes of risk. We intend to estimate the impact of certain catastrophic events using catastrophe modeling software and contract information to evaluate our exposure to losses from individual contracts and in the aggregate. For example, we expect that the majority of the natural catastrophe reinsurance we will write will relate to exposures within the United States, Europe and Japan. Accordingly, we will monitor our exposure to natural catastrophic events that affect these regions, such as U.S. hurricane, California earthquake, European windstorm and Japanese typhoon or earthquake events.

         We will seek to limit our potential loss, pre tax, but after reinstatement and other premiums received due to the loss, from a single one-in-250-year catastrophe on a probable maximum loss basis, after giving effect to our retrocessional programs, to no more than 30% of our shareholders' equity. There can be no assurance that our underwriting risk management procedures and our retrocessional programs will successfully limit actual losses to such amount and losses from a single catastrophe may materially exceed such amount. The intended limitation in probable maximum loss exposure will rely significantly on our retrocessional programs and the availability of retrocessional coverage in the future. There have been, and in the future may be, periods when retrocessional coverage is not available at all or at rates and levels which would be acceptable. Loss of all or portions of our retrocessional coverage could subject us to increased exposure, which could be material. A limited number of the Assumed Reinsurance Contracts do not contain loss cap ratios, which means that there is no contractual limit to the losses that we may be required to pay pursuant to such Assumed Reinsurance Contracts.

         Substantially all property reinsurance business with natural peril catastrophe exposure will have occurrence limits. Substantially all high layer property, casualty and marine excess-of-loss business will also contain aggregate limits in the contracts, with limited reinstatements of an occurrence limit, which restore the original limit under the contract after the limit has been depleted by losses incurred on that treaty. We intend to use our proprietary models to assess the pricing adequacy, underwriting profitability and investment returns to be expected from our reinsurance underwriting. We expect that our actuarial and underwriting departments will work together to establish an accurate pricing model for these purposes.

         In addition, we will have available for our use the historical loss experience of St. Paul Re to assist us in pricing individual treaties and overall lines of business. We believe that this information provides us with a significant benefit in the underwriting of future contracts and in the renewal thereof. We expect to maintain the normal maximum program limits described under "--Geographic Diversification" below. We will also attempt to distribute our exposure across a range of attachment points, or the amount of claims that have to be borne by the ceding insurer before our reinsurance coverage applies. Attachment points will vary and will be based upon an assessment of the ceding insurer's market share of property perils in any given geographic zone to which the contract relates, as well as the capital needs of the ceding insurer.

         Before we review any program proposal, we intend to consider the appropriateness of the cedent, including the quality of its management and its capital and risk management strategy. In addition, we intend to require that each proposed reinsurance program include information on the nature of the perils to be included and detailed aggregate information as to the location or locations of the risks covered under the catastrophe contract. We would also expect to request information on the cedent's loss history for the perils being reinsured, together with relevant underwriting considerations, which Would impact exposures to catastrophe reinsurers. We expect to first evaluate exposures on new programs in light of the overall zone limits in any given catastrophe zone, together with program limits and contract limits, to ensure a balanced and disciplined underwriting approach. If the program meets all these initial underwriting criteria, we expect to then evaluate the proposal in terms of its risk/reward profile to assess the adequacy of the proposed pricing and its potential impact on our overall return on capital.

         We plan to extensively use sophisticated modeling and other technology in our underwriting process. We expect that each submission received will be registered on the reinsurance data system that we will use for both underwriting and aggregate control purposes. This system will enable both management and underwriters to have on-line information regarding both individual exposures and zonal aggregate concentrations. We expect that submissions will be recorded to determine and monitor their status as being pending, authorized, or bound.

         In addition to the reinsurance data system, we expect to use computer modeling to measure and estimate loss exposure under both simulated and actual loss scenarios and in comparing exposure portfolios to both single and multiple events. We expect to contract with Applied Insurance Research for the use of Cattrader and EQE for the use of Equecat, and we also plan to use RMS models as part of our modeling approach. We expect to take an active role in the evaluation of these commercial catastrophe pricing models, providing feedback to the modeling companies to improve the efficiencies of these models. These computer-based loss modeling systems utilize Best's data and direct exposure information obtained from our clients to assess each client's catastrophe management approach and adequacy of their program's protection. We believe that modeling is a very important part of the underwriting criteria for catastrophe exposure pricing. We expect to apply proprietary analysis of the catastrophe exposure to supplement the model output in certain territories. The majority of our expected client base also use one or more of the various modeling consulting firms in their exposure management analysis. In addition, we intend to sometimes perform or contract for additional modeling analysis when reviewing our global commitments. We expect that the combination of reinsurance system information, together with the various commercial models we expect to employ, will enable us to monitor and control our acceptance of exposure on a global basis. We also intend to use proprietary risk modeling systems to measure expected losses for perils other than hurricane and earthquake and that include allowances for expenses and profit in pricing.

         We expect to seek to limit our overall exposure to risk by pursuing a disciplined underwriting strategy which will limit the amount of reinsurance we will supply in accordance with a particular program or contract so as to achieve diversification within and across geographical zones. Commencing January 2002, St. Paul Re has maintained normal maximum program limits of $5 million on risk programs, $6 million on casualty clash programs and $20 million on property catastrophe programs. In a small number of instances, we may exceed these limits. A limited number of the Assumed Reinsurance Contracts do not contain loss cap ratios, which means that there is no contractual limit to the losses that we may be required to pay pursuant to such Assumed Reinsurance Contracts.

         We intend to establish a procedure for underwriting control to ensure that all acceptances are made in accordance with our underwriting policy and aggregate control. We expect that each underwriting individual will be given an underwriting authority limit, and that underwriting amounts above those limits will have to be submitted for approval to the chief underwriting officer.

         Generally, about 50% of premiums we write each year are expected to be for contracts which have effective dates in January, about 20% in April, about 20% in July and the remainder at other times throughout the year. Premiums are generally due in installments over the contract term, with each installment generally received within 30 days after the due date.

GEOGRAPHIC DIVERSIFICATION

         We intend to seek, based on the location of the risk, to diversify our exposure across geographic zones around the world in order to obtain a favorable spread of risk. We intend to limit the coverage we provide for risks located in particular zones, so as to maintain our aggregate loss exposure from all contracts covering risks believed to be located in that zone, to a predetermined level. We intend to monitor concentrations of risk in any particular geographic area, and to seek to avoid accumulations of property risks located in areas considered to have a higher probability of natural catastrophes, such as the West Coast states, the Gulf Coast and Southeastern United States, as well as the Caribbean, Japan, Northern Europe and other exposed international territories.

         We expect to establish the predetermined levels referred to in the prior paragraph annually on the basis of, and as a proportion of, shareholders' equity. If a proposed reinsurance program would cause the limit then in effect to be exceeded, we would expect to decline the program, regardless of its desirability, unless we utilize retrocessional coverage, thereby reducing the net aggregate exposure to the maximum limit permitted, or less. If we were to suffer a net financial loss in any fiscal year, thus reducing shareholders' equity, we would attempt to reduce the limits per zone in the following year, with the possible effect that we would thereafter reduce existing business in a zone exceeding such limit.

         We intend to track our catastrophe exposures in all significant countries around the world. We intend to maintain a database of our exposures in each country and to conservatively estimate our probable maximum loss in each country for the perils to which that country is subject (e.g., earthquakes, hurricanes, and floods.) We expect to base our estimates on catastrophe models and underwriting assessments. In addition, we expect to use catastrophe modeling to review exposures on events that cross country borders such as wind events that may affect the Caribbean and Florida or the U.K. and Continental Europe. The largest exposures are expected to be in the U.S. for earthquake and hurricane, in the U.K. for flood and wind, and in Japan for earthquake and wind.

         We recognize that events may affect more than one zone, and to the extent we intend to reinsure a ceding insurer with a loss exposure in more than one zone, we intend to consider such potential loss in testing its limits in all such affected zones. For example, a program with worldwide exposure may be subject to limits in the North America zones as well as other zones around the world, as applicable. This results in very substantial "double-counting" of exposures in determining utilization of an aggregate within a given zone. Consequently, the total sum insured may be less than the sums of utilized aggregates for all of the zones.

RETROCESSIONAL REINSURANCE

         We expect to obtain retrocessional reinsurance to, among other things, reduce volatility in general, and to increase our capacity offered on individual reinsurance programs.

         The major types of retrocessional coverage we expect to purchase will include the following:

         - specific coverage for certain property, marine and casualty exposures,

         -        catastrophe coverage for property business, and

         - corporate level coverage for the potential accumulation or aggregation of exposures across some or all of our operations.

         We may purchase further retrocessional coverage on an opportunistic basis. For a discussion of our Investment Agreement with St. Paul and RenaissanceRe, see "Certain Relationships and Related Transactions--the RenaissanceRe Investment".

         We expect that our decisions with respect to purchasing retrocessional coverage will consider both the potential coverage and market conditions with respect to the pricing, terms, conditions and availability of such coverage, with the aim of securing cost-effective protection. We expect that the level of retrocessional coverage will vary over time, reflecting the underwriter's and/or our view of the changing dynamics of both the underlying exposure and the reinsurance markets.

         We expect that, prior to entering into a retrocessional agreement, we will analyze the financial strength and rating of each retrocessionaire. We expect that retrocessional coverage will generally be derived from companies rated "A" or better by Best's. Afterwards, the financial performance and rating status of all material retrocessionaires will be monitored. Retrocession agreements do not relieve us from our obligations to the insurers and reinsurers from whom we assume business. The failure of retrocessionaires to honor their obligations could result in losses to us.

         For 2002, St. Paul Re purchased an accident year aggregate excess-of-loss retrocession agreement which provides up to $200 million of coverage if the accident year loss ratio exceeds a specified loss ratio attachment point for the 2002 accident year. This retrocessional agreement will cover risks retained by St. Paul Re and risks underwritten by Platinum with respect to the 2002 accident year. The attachment point is net of inuring retrocessions and includes adjustable premium provisions that effectively cause the Company to pay to the retrocessionaire, on a pre-tax income basis, up to 50% of such ceded losses, through additional premiums.

         Platinum Bermuda expects to reinsure up to approximately 70% of Platinum US's and a portion of Platinum UK's reinsurance written by each of them after the Public Offering excluding business subject to the Quota Share Retrocession Agreements. St. Paul will write reinsurance in the U.K. and reinsure it 100% to us for up to one year following the completion, of the Public Offering or the date on which Platinum UK receives its authorization (if earlier). For a discussion of potential future limits on the portion of the reinsurance written by Platinum UK after the Public Offering which can be reinsured to Platinum Bermuda, see "Business--Our Business--Regulation--U.K. Regulation--Proposed Limits on Concentration of Reinsurance Exposures".

CLAIMS ADMINISTRATION

         With respect to the Assumed Reinsurance Contracts, claims will be managed by St. Paul's claims department, with our supervision and management, pursuant to a Run-off Services Agreement described below under "Certain Relationships and Related Transactions--Run-off Services Agreements". We will reimburse St. Paul for costs of managing these claims. Platinum may, at its discretion and expense, take over administration of any specific claims. Our own claims department will administer claims arising under our contracts other than the Assumed Reinsurance Contracts.

         The responsibilities of the claims department will include reviewing initial loss reports, monitoring claims handling activities of clients, requesting additional information where appropriate, establishing initial case reserves and approving payment of individual claims. We expect that authority for payment and establishing reserves will always be established in levels, depending upon rank and experience.

         In addition to managing reported claims and conferring with ceding companies on claims matters, we expect that the claims department will conduct periodic audits of specific claims and the overall claims procedures of our clients at the offices of ceding companies. We expect to rely on the ability to monitor effectively the claims handling and claims reserving practices of ceding companies in order to establish the proper reinsurance premium for reinsurance agreements and to establish proper loss reserves. Moreover, prior to accepting certain risks, we expect that our underwriters will often request that the claims department conduct pre-underwriting claims audits of prospective ceding companies. Through these audits, we intend to attempt to evaluate the ceding company's claims-handling practices, including the organization of their claims department, their fact-finding and investigation techniques, their loss notifications, the adequacy of their reserves, their negotiation and settlement practices and their adherence to claims-handling guidelines. Following these audits, we expect that the claims department will provide feedback to the ceding company, including an assessment of the claims operation and, if appropriate, recommendations regarding procedures, processing and personnel.

RESERVES

         We are required by applicable insurance laws and regulations and U.S. GAAP to establish reserves for payment of losses and loss adjustment expenses that will arise from our products. These reserves will be balance sheet liabilities representing estimates of future amounts required to pay losses and loss adjustment expenses for insured claims which have occurred at or before the balance sheet date, whether already known to us or not yet reported. Significant periods of time can elapse between the occurrence of an insured claim, its reporting by the insured to the primary insurance company and from the insurance company to its reinsurance company. Loss reserves fall into two categories: reserves for reported losses and loss adjustment expenses and reserves for incurred but not reported, or IBNR, losses and loss adjustment expenses.

         Upon receipt of a notice of claim from a ceding company, we will establish a case reserve for the estimated amount of the ultimate settlement. Case reserves are usually based upon the amount of reserves reported by the primary insurance company and may subsequently be supplemented or

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reduced as deemed necessary by our claims department. We will also establish reserves for loss amounts incurred but not yet reported, including expected development of reported claims. These IBNR reserves will include estimated legal and other loss adjustment expenses. We will calculate IBNR reserves by using generally accepted actuarial techniques. We will utilize actuarial tools that rely on historical and pricing information and statistical models as well as our pricing analyses. We will revise these reserves for losses and loss adjustment expenses as additional information becomes available and as claims are reported and paid.

         Loss reserves will represent our estimates, at a given point in time, of the ultimate settlement and administration costs of claims incurred, and it is possible that the ultimate liability may exceed or be less than such estimates. Such estimates will not be precise because, among other things, they are based on predictions of future developments and estimates of future trends in claim severity and frequency and other variable factors such as inflation and currency exchange rates. During the claim settlement period, it will often become necessary to refine and adjust the estimates of liability on a claim either upward or downward, and any such adjustment would affect our results of operations in the period when the adjustment is determined. Even after such adjustments, ultimate liability may materially exceed or be less than the revised estimates. In contrast to casualty losses, which frequently can be determined only through lengthy, unpredictable litigation, property losses tend to be reported promptly and settled within a shorter period of time.

         Our estimates of reserves from reported and unreported losses and related reinsurance recoverable assets will be reviewed and updated. Adjustments resulting from changes in our estimates will be reflected in current income. The analysis relies upon the basic assumption that past experience, adjusted for the effect of current developments and likely trends, is an appropriate basis to estimate our current loss and loss adjustment expense liabilities. Because estimation of loss reserves is an inherently uncertain process, quantitative techniques frequently have to be supplemented by professional and managerial judgment In addition, trends that have affected development of reserves in the past may not necessarily occur or affect reserve development to the same degree in the future.

         The uncertainty inherent in loss estimation is particularly pronounced for long-tail lines such as umbrella, general and professional liability and automobile liability, where information, such as required medical treatment and costs for bodily injury claims, will only emerge over time. In the overall reserve setting process, provisions for economic inflation and changes in the social and legal environment are considered. The uncertainty inherent in the reserving process for primary insurance companies is even greater for the reinsurer. This is because of, but not limited to, the time lag inherent in reporting information from the insurer to the reinsurer and differing reserving practices among ceding companies. As a result, actual losses and loss adjustment expenses may deviate, perhaps materially, from expected ultimate costs reflected in our current reserves.

         In setting reserves, we expect to utilize the same integrated, multi-disciplinary approach that we expect to use to establish our reinsurance prices. We expect that, after an initial analysis by members of our actuarial staff, preliminary results will be shared with appropriate underwriters, pricing actuaries, claims and finance professionals and, as appropriate, senior management. Final actuarial recommendations will incorporate feedback from these professionals. To the extent reserves prove to be insufficient to cover actual losses and loss adjustment expenses after taking into account available retrocessional coverage, we would have to augment such reserves and incur a charge to earnings in the period during which such reserves are augmented that could be material.

         Under U.S. GAAP, we will not be permitted to establish loss reserves until the occurrence of an event which may give rise to a loss. Once such an event occurs, we will establish reserves based upon estimates of total losses incurred by the ceding insurers as a result of the event and our

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estimate of the portion of such loss we have reinsured. As a result, only loss reserves applicable to losses incurred up to the reporting date may be set aside, with no allowance for the provision of a contingency reserve to account for expected future losses. Losses arising from future events will be estimated and recognized at the time the loss is incurred and could be substantial.

         Generally, reserves are established without regard to whether we may subsequently contest the loss. We expect our policy to be to establish reserves for reported losses based upon reports received from ceding companies, supplemented by our reserve estimates.

INVESTMENTS

         GENERAL GUIDELINES. We intend to develop investment guidelines for the management of our investment portfolio by third party investment managers. Although these guidelines are expected to stress diversification of risk, preservation of capital and market liquidity, investments will be subject to market-wide risks and fluctuations, as well as risks inherent in particular securities. The primary objective of the portfolio, to be set forth in the guidelines, will be to maximize investment returns consistent with appropriate safety, diversification, tax and regulatory considerations and to provide sufficient liquidity to enable us to meet our obligations on a timely basis. These guidelines will be subject to oversight and change at the discretion of our Board of Directors.

         Our investment strategy will take into consideration the risks inherent in property catastrophe and other reinsurance. For this reason management expects that our investment policy will be conservative with a strong emphasis on high quality, fixed maturity investments. We expect that the guidelines will include limitations with respect to the maximum effective maturity. The duration of the portfolio will vary according to decisions taken by the investment advisors on the outlook for interest rate movements, subject to limitations set forth in the guidelines. The duration limitations set forth in the guidelines are expected to take into consideration the estimated duration of the reinsurance liabilities in the business.

         Initially, we expect to invest only in investment grade securities. We do not currently intend to invest any of our portfolio in equity securities, although we may do so in the future. We do not intend to invest in real estate or other classes of alternative investments. We expect that our investment guidelines will contain restrictions and limitations designed to provide diversification across our portfolio, including limitations on the portion of the portfolio that may be invested in the securities of any single issue or issuer, with the exception of sovereign governments or agencies, including supernational agencies, with prescribed minimum ratings. Our investment managers may be instructed to invest some of the investment portfolio in currencies other than U.S. dollars based upon the business we anticipate writing, the exposures and loss reserves on our books, or regulatory requirements. We expect that our investment guidelines will provide that financial futures and options and foreign exchange contracts may not be used in a speculative manner but may be used, subject to certain numerical restrictions set by the Board of Directors, only as part of a defensive strategy to protect the market value of investments.

         Insurance company investments must comply with applicable laws and regulations which prescribe the kind, quality and concentration of investments. In general, these laws and regulations permit investments, within specified limits and subject to some qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common equity securities, mortgage loans, real estate and some other investments.

         INVESTMENT MANAGEMENT AGREEMENT. We expect to enter into an investment management agreement, effective upon completion of the Public Offering, with Alliance Capital Management L.P., which will provide investment advisory services to us.

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         VALUATION. We expect to classify our entire investment portfolio as available-for-sale. All of our fixed income securities will be carried at their estimated fair value, with the difference between amortized cost and the fair value, net of any deferred taxes, to be charged or credited directly to our shareholders' equity. We will calculate the fair value based on quoted market prices, as reported by reputable market data providers such as Bloomberg, Reuters or Telerate. If quoted market prices are not available, fair values will be estimated either based on values obtained from independent pricing services or on a cash flow estimate. Cash equivalents and short-term investments will be carried at cost, which we expect will approximate fair value. Realized gains and losses on disposal of investments will be determined based upon specific identification of the cost of investments sold and will be recorded in our statements of operations. We will monitor the unrealized difference between the cost and the estimated fair value of the securities in our portfolio. If the value of any of our investments declines in a manner that we believe is other than temporary, we will write down that investment and will record a realized loss on our statement of operations.

COMPETITION

         The property and casualty reinsurance industry is highly competitive and, except for regulatory considerations, there are relatively few barriers to entry. We will compete with insurers and reinsurers worldwide, many of which have greater financial, marketing and management resources than ours. Some of our competitors are large financial institutions who have reinsurance divisions, while others are specialty reinsurance companies. Financial institutions have also created alternative capital market products that compete with reinsurance products, such as reinsurance securitization. Our principal competitors vary by type of business. Bermuda-based reinsurers are significant competitors on property catastrophe business. Lloyd's of London syndicates are significant competitors on marine business. On international business, the large European reinsurers are significant competitors. Large U.S. direct reinsurers, as well as lead U.S.-based broker market reinsurers, are significant competitors on U.S. casualty business. On an overall basis, we expect that our most significant competitors will include General Re, Munich Re, Swiss Re, Employers Re, Lloyd's of London, XL Capital, ACE, Converium Holding, Everest Re, and PartnerRe.

         Recently, several individuals and companies in the reinsurance industry have established new, well-capitalized Bermuda-based reinsurers to benefit from improved market conditions following the September 11, 2001 terrorist attack, and several existing competitors have raised additional capital or have announced plans to do so. Many of the reinsurers who have entered the reinsurance markets have or could have more capital than we will have. In addition, there may be established companies or new companies of which we are not aware that may be planning to commit capital to this market. Competition in the types of reinsurance business that we underwrite is based on many factors, including premium charges and other terms and conditions offered, services provided, ratings assigned by independent rating agencies, speed of claims payment, claims experience, perceived financial strength and experience and reputation of the reinsurer in the line of reinsurance to be written. The full effect of this additional capital on the reinsurance market and on the terms and conditions of the reinsurance contracts of the types we expect to write may not be known for some time.

         The reinsurance industry is highly concentrated. We estimate that, based on 2000 net premiums written, the four largest reinsurers currently have a market share of approximately 49%, and the next ten largest property and casualty reinsurers currently have a market share of approximately 30%. Reinsurance companies have sought in recent years to expand their existing markets, obtain critical mass in new markets, including life reinsurance, and further diversify risk. At the same time, consolidation in the worldwide insurance industry has created a smaller group of large ceding companies that are retaining an increasing proportion of their business.

         We are aware of a number of initiatives by traditional as well as new capital market participants to produce alternative products (such as reinsurance securitizations, catastrophe bonds and various

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derivatives such as swaps) that may compete with certain types of reinsurance, such as property catastrophe. Over time, these numerous initiatives could significantly affect supply, pricing and competition in our industry.

RATINGS

         Best's is generally considered to be a significant rating agency with respect to the evaluation of insurance and reinsurance companies. Best's ratings are based on a quantitative evaluation of performance with respect to profitability, leverage and liquidity and a qualitative evaluation of spread of risk, reinsurance program, investments, reserves and management. Insurance ratings are used by insurers and reinsurance intermediaries as an important means of assessing the financial strength and quality of reinsurers. In addition, a ceding company's own rating may be adversely affected by the lack of a rating of its reinsurer. Therefore, the lack of a rating may dissuade a ceding company from reinsuring with us and may influence a ceding company to reinsure with a competitor of ours that has an insurance rating.

         Our management has met with Best's, which has advised us that it expects to assign an initial financial strength rating of "A" (Excellent) to our operating subsidiaries upon the completion of the Public Offering and the receipt of the offering proceeds in line with certain representations we made to Best's. In addition, the rating assignment is contingent upon the funding of our operating subsidiaries to the levels indicated by our management as well as the execution of all pertinent transactions as detailed by this prospectus. The rating assignment further contemplates the initiation of certain capital support agreements between Platinum Holdings and its operating subsidiaries.

EMPLOYEES

         Currently, we employ Jerome T. Fadden, our President and Chief Executive Officer. None of our employees is expected to be subject to collective bargaining agreements. We expect to employ approximately 150 employees of St. Paul Re.

         Mr. Fadden has obtained a temporary work permit, and we are seeking longer-term work permits from the Bermuda authorities for him as well as for William A. Robbie, Michael E. Lombardozzi and any other employees of Platinum Holdings or Platinum Bermuda who are not Bermuda citizens. Permits obtained will expire at various times over the next several years. We have no reason to believe that these permits would not be extended upon request at their respective expirations. However, the Bermuda government recently announced a new policy that places a six-year term limit on individuals with work permits, subject to certain exceptions for key employees.

SUBSIDIARIES

         Platinum UK and Platinum Bermuda are wholly owned operating subsidiaries of Platinum Holdings. Platinum UK was formed as a U.K. company on April 10, 2002, and Platinum Bermuda was formed as a Bermuda company on May 9, 2002. Platinum US was formed as a Maryland company in 1995 and is a wholly owned subsidiary of St. Paul. We own Platinum UK through Platinum Ireland and, upon completion of the Public Offering, will own Platinum US through Platinum Finance, which will be a wholly owned subsidiary of Platinum Ireland, our wholly owned intermediate holding subsidiary. Platinum Finance was formed as a Delaware corporation on May 10, 2002. Platinum Ireland was formed as an Irish company on May 3, 2002. Platinum Holdings will enter into a capital support agreement for the benefit of one or more of our operating company subsidiaries, the effect of which is to assure that, at all times, those subsidiaries will have adequate capital and surplus.

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OUR FACILITIES

         Platinum Holdings' registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. We expect to enter into a lease agreement in Bermuda for approximately 5,000 to 10,000 square feet of office space. We will sublet a portion of the office space at that location to Platinum Bermuda for use as its principal offices.

         The principal offices of Platinum US will be located at 195 Broadway, New York, New York, where Platinum US will sub-lease from St. Paul approximately 50,000 square feet of office space. The term of the lease ends January 1, 2003. We are currently exploring the possibility of leasing space at 195 Broadway after January 1, 2003 and are also considering options to replace the office space at 195 Broadway with a new facility.

         We expect that the principal offices of Platinum UK will be located at 122 Leadenhall Street, London, where (subject to landlord's consent) St. Paul will sub-let to Platinum UK approximately 9,000 square feet of office space. The term of the sub-lease is expected to end in 2008.

         Platinum US will enter into sub-lease agreements or assignments of leases with St. Paul with respect to approximately 4,000 square feet of office space in Chicago, 6,300 square feet of office space in Miami and expects to enter into a sub-lease or assignment of lease of approximately 600 square feet of office space in Tokyo. The terms of these leases will end in 2005, 2006 and 2003 respectively.

LEGAL PROCEEDINGS

         In the normal course of business, we may become involved in various claims and legal proceedings. We are not currently aware of any pending or threatened material litigation.

REGULATION

         GENERAL

         The business of reinsurance is regulated in most countries, although the degree and type of regulation varies significantly from one jurisdiction to another. Reinsurers are generally subject to less direct regulation than primary insurers. In Bermuda, we operate under relatively less intensive regulatory regimes. However, in the United States and in the United Kingdom licensed reinsurers must comply with financial supervision standards comparable to those governing primary insurers. Accordingly, Platinum US and Platinum UK are subject to extensive regulation under applicable statutes. In the United States, those statutes delegate regulatory, supervisory and administrative powers to state insurance commissioners.

         POTENTIAL LEGISLATIVE AND INDUSTRY CHANGES

         We are aware of a number of new, proposed or potential legislative or industry changes that may impact upon the worldwide demand for reinsurance.

         - Following the September 11, 2001 terrorist attack, various proposed legislation was introduced in the U.S. Congress designed to ensure the availability of insurance coverage for terrorist acts. Legislation has been adopted in the U.S. House of Representatives designed, among other things, to provide federal government loans over a short-term period to commercial insurers and reinsurers for funding losses arising from terrorist acts against U.S. properties, which loans would be repaid through industry assessments and, if losses exceed a threshold, policyholder assessments. Similar, alternative legislation has been adopted in the U.S. Senate; the Senate legislation provides for direct government assistance to commercial insurers and reinsurers for covered losses that exceed a per-company "deductible." Adoption of legislation may also provide insurance and reinsurance capacity in the markets and to the customers we expect to target and regulate the terms of insurance and reinsurance capacity

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                  and reinsurance policies in a manner which could materially adversely affect us, directly or indirectly, by requiring coverage for terrorist acts to be offered by insurers and/or reinsurers, benefiting our competitors, reducing the demand for reinsurance or benefiting insurers as compared to reinsurers such as us, providing sources of liquidity to U.S.-based companies, or disproportionately benefiting U.S. or other foreign countries' companies over Bermuda-based companies such as ourselves. Legislation may be introduced in other jurisdictions.

         - Over the last few years capital markets participants, including exchanges and financial intermediaries, have developed financial products such as risk securitizations, intended to compete with traditional reinsurance. We are also aware of many potential initiatives by capital market participants to produce additional alternative products that may compete with the existing catastrophe reinsurance markets.

         We are unable to predict the extent to which the foregoing new, proposed or potential initiatives may affect the demand for our products or the risks which may be available for us to consider underwriting.

         BERMUDA

         As a holding company, Platinum Holdings is not subject to Bermuda insurance regulations.

         The Insurance Act, which regulates the insurance business of Platinum Bermuda, provides that no person may carry on any insurance business in or from within Bermuda unless registered as an insurer under the Insurance Act by the Bermuda Monetary Authority, which is responsible for the day-to-day supervision of insurers. Under the Insurance Act, insurance business includes reinsurance business. The Authority, in deciding whether to grant registration, has broad discretion to act as the Authority thinks fit in the public interest. The Authority is required by the Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise. The registration of an applicant as an insurer is subject to its complying with the terms of its registration and such other conditions as the Authority may impose from time to time. Platinum Bermuda has been registered with the Authority.

         An Insurance Advisory Committee appointed by the Bermuda Minister of Finance advises the Authority on matters connected with the discharge of the Authority's functions and sub-committees thereof supervise and review the law and practice of insurance in Bermuda, including reviews of accounting and administrative procedures. The day-to-day supervision of insurers is the responsibility of the Bermuda Registrar of Companies.

         The Insurance Act imposes on Bermuda insurance companies solvency and liquidity standards and auditing and reporting requirements and grants to the Authority powers to supervise, investigate and intervene in the affairs of insurance companies. Certain significant aspects of the Bermuda insurance regulatory framework are set forth below.

         Classification of Insurers. The Insurance Act distinguishes between insurers carrying on long-term business and insurers carrying on general business. There are four classifications of insurers carrying on general business with Class 4 insurers subject to the strictest regulation. Platinum Bermuda is registered as a Class 4 insurer and is regulated as such under the Insurance Act.

         Cancellation of Insurer's Registration. An insurer's registration may be canceled by the Authority on certain grounds specified in the Insurance Act, including failure of the insurer to comply with its obligations under the Insurance Act or if, in the opinion of the Authority, the insurer has not been carrying on business in accordance with sound insurance principles.

         Principal Representative. An insurer is required to maintain a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. For the purpose of the Insurance

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Act, the principal office of Platinum Bermuda is at our principal executive offices in Bermuda, and Platinum Bermuda's principal representative will be our President and Chief Executive Officer. Without a reason acceptable to the Authority, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless 30 days' notice in writing to the Authority is given of the intention to do so. It is the duty of the principal representative, within 30 days of reaching the view that there is a likelihood of the insurer for which the principal representative acts becoming insolvent or that a reportable "event" has, to the principal representative's knowledge, occurred or is believed to have occurred, to make a report in writing to the Authority setting out all the particulars of the case that are available to the principal representative. Examples of such a reportable "event" include failure by the insurer to comply substantially with a condition imposed upon the insurer by the Authority relating to a solvency margin or liquidity or other ratio.

         Independent Approved Auditor. Every registered insurer must appoint an independent auditor who will annually audit and report on the statutory financial statements and the statutory financial return of the insurer, both of which, in the case of Platinum Bermuda, are required to be filed annually with the Authority. The independent auditor of Platinum Bermuda must be approved by the Authority and may be the same person or firm which audits Platinum Bermuda's financial statements and reports for presentation to its shareholders. Platinum Bermuda's independent auditor is KPMG LLP.

         Loss Reserve Specialist. As a registered Class 4 insurer, Platinum Bermuda will be required to submit an opinion of its approved loss reserve specialist with its statutory financial return in respect of its loss and loss adjustment expense provisions. The loss reserve specialist, who will normally be a qualified casualty actuary, must be approved by the Authority. Neal J. Schmidt, who will be the Chief Actuary of Platinum US, has been approved to act as Platinum Bermuda's loss reserve specialist.

         Statutory Financial Statements. An insurer must prepare annual statutory financial statements. The Insurance Act prescribes rules for the preparation and substance of such statutory financial statements (which include, in statutory form, a balance sheet, an income statement, a statement of capital and surplus and notes thereto). The insurer is required to give detailed information and analyses regarding premiums, claims, reinsurance and investments. The statutory financial statements are not prepared in accordance with U.S. GAAP and are distinct from the financial statements prepared for presentation to the insurer's shareholders under the Companies Act, which financial statements will be prepared in accordance with U.S. GAAP. Platinum Bermuda, as a general business insurer, will be required to submit the annual statutory financial statements as part of the annual statutory financial return. The statutory financial statements and the statutory financial return do not form part of the public records maintained by the Authority.

         Annual Statutory Financial Return. Platinum Bermuda is required to file with the Authority a statutory financial return no later than four months after its financial year end (unless specifically extended). The statutory financial return for an insurer includes, among other matters, a report of the approved independent auditor on the statutory financial statements of such insurer, solvency certificates, the statutory financial statements themselves, the opinion of the loss reserve specialist and a schedule of reinsurance ceded. The solvency certificates must be signed by the principal representative and at least two directors of the insurer who are required to certify, among other matters, whether the minimum solvency margin has been met and whether the insurer complied with the conditions attached to its certificate of registration. The independent approved auditor is required to state whether in its opinion it was reasonable for the directors to so certify. Where an insurer's accounts have been audited for any purpose other than compliance with the Insurance Act, a statement to that effect must be filed with the statutory financial return.

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         Minimum Solvency Margin and Restrictions on Dividends and
Distributions. Under the Insurance Act, the value of the general business assets of a Class 4 insurer, such as Platinum Bermuda, must exceed the amount of its general business liabilities by an amount greater than the prescribed minimum solvency margin. Platinum Bermuda:

(1) is required, with respect to its general business, to maintain a minimum solvency margin equal to the greatest of:

         (A)      $100,000,000;

         (B) 50% of net premiums written (being gross premiums written less any premiums ceded by Platinum Bermuda, but Platinum Bermuda may not deduct more than 25% of gross premiums when computing net premiums written); and

         (C)      15% of loss and other insurance reserves;

(2) is prohibited from declaring or paying any dividends during any financial year if it is in breach of its minimum solvency margin or minimum liquidity ratio or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio (and if it has failed to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, Platinum Bermuda is prohibited, without the approval of the Authority, from declaring or paying any dividends during the next financial year);

(3) is prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year's statutory balance sheet) unless it files with the Authority (at least 7 days before payment of such dividends) an affidavit stating that it will continue to meet the required margins;

(4) is prohibited, without the approval of the Authority, from reducing by 15% or more its total statutory capital as set out in its previous year's financial statements, and any application for such approval must include an affidavit stating that it will continue to meet the required margins; and

(5) is required, at any time it fails to meet its solvency margin, within 30 days (45 days where total statutory capital and surplus falls to $75 million or less) after becoming aware of that failure or having reason to believe that such failure has occurred, to tile with the Authority a written report containing certain information.

         Additionally, under the Companies Act, Platinum Holdings and Platinum Bermuda may declare or pay a dividend only if Platinum Holdings or Platinum Bermuda, as the case may be, has no reasonable grounds for believing that it is, or would after the payment be, unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

         Minimum Liquidity Ratio. The Insurance Act provides a minimum liquidity ratio for general business insurers. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable and reinsurance balances receivable. There are certain categories of assets which, unless specifically permitted by the Authority, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates and real estate and collateral loans. The relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax and sundry liabilities (by interpretation, those not specifically defined).

         Supervision, Investigation and Intervention. The Authority may appoint an inspector with extensive powers to investigate the affairs of an insurer if the Authority believes that an investigation is required in the interest of the insurer's policyholders or persons who may become policyholders.

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In order to verify or supplement information otherwise provided to the
Authority, the Authority may direct an insurer to produce documents or information relating to matters connected with the insurer's business.

         If it appears to the Authority that there is a risk of the insurer becoming insolvent, or that it is in breach of the Insurance Act or any conditions imposed upon its registration, the Authority may, among other things, direct the insurer (1) not to take on any new insurance business, (2) not to vary any insurance contract if the effect would be to increase the insurer's liabilities, (3) not to make certain investments, (4) to realize certain investments, (5) to maintain in, or transfer to the custody of, a specified bank, certain assets, (6) not to declare or pay any dividends or other distributions or to restrict the making of such payments and/or (7) to limit its premium income.

         Disclosure of Information. In addition to powers under the Insurance Act to investigate the affairs of an insurer, the Authority may require certain information from an insurer (or certain other persons) to be produced to it. Further, the Authority has been given powers to assist other regulatory authorities, including foreign insurance regulatory authorities, with their investigations involving insurance and reinsurance companies in Bermuda but subject to restrictions. For example, the Authority must be satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities of the foreign regulatory authority. Further, the Supervisor must consider whether to cooperate is in the public interest. The grounds for disclosure are limited and the Insurance Act provides sanctions for breach of the statutory duty of confidentiality.

         Certain Other Considerations. Platinum Holdings and Platinum Bermuda will each also need to comply with the provisions of the Companies Act regulating the payment of dividends and making of distributions from contributed surplus. A company is prohibited from declaring or paying a dividend, or making a distribution out of contributed surplus, if there are reasonable grounds for believing that: (a) the company is, or would after the payment be, unable to pay its liabilities as they become due, or (b) the realizable value of the company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

         Although Platinum Bermuda is incorporated in Bermuda, it is classified as a non-resident of Bermuda for exchange control purposes by the Authority. Pursuant to its non-resident status, Platinum Bermuda may hold any currency other than Bermuda Dollars and convert that currency into any other currency (other than Bermuda Dollars) without restriction.

         As "exempted" companies, Platinum Holdings and Platinum Bermuda may not, without the express authorization of the Bermuda legislature or under a license granted by the Minister of Finance, participate in certain business transactions, including: (1) the acquisition or holding of land in Bermuda (except that held by way of lease or tenancy agreement which is required for its business and held for a term not exceeding 50 years, or which is used to provide accommodation or recreational facilities for its officers and employees and held with the consent of the Bermuda Minister of Finance, for a term not exceeding 21 years); (2) the taking of mortgages on land in Bermuda in excess of $50,000; or
(3) the carrying on of business of any kind for which it is not licensed in Bermuda, except in certain limited circumstances such as doing business with another exempted undertaking in furtherance of our business or Platinum Bermuda's business (as the case may be) carried on outside Bermuda. Platinum Bermuda is a licensed reinsurer in Bermuda, and so may carry on activities in Bermuda that are related to and in support of its reinsurance business.

         The Bermuda government actively encourages foreign investment in "exempted" entities like Platinum Holdings that are based in Bermuda, but do not operate in competition with local businesses. As well as having no restrictions on the degree of foreign ownership, Platinum Holdings and Platinum Bermuda are not currently subject to taxes on income or dividends or to any foreign exchange controls in Bermuda. In addition, there currently is no capital gains tax in Bermuda.

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

         Under Bermuda law, non-Bermudians (other than spouses of Bermudians) may not engage in any gainful occupation in Bermuda without the specific permission of the appropriate governmental authority. Such permission may be granted or extended upon showing that, after proper public advertisement, no Bermudian (or spouse of a Bermudian) is available who meets the minimum standards for the advertised position. None of our executive officers is a Bermudian, and all such officers will be working in Bermuda under work permits. The Bermuda government recently announced a new policy that places a six-year term limit on individuals with work permits, subject to certain exceptions for key employees.

         U.S. REGULATION

         Platinum US is organized and domiciled in the State of Maryland and licensed, authorized or accredited to write reinsurance in 24 states of the United States and is seeking licenses in eight additional states. State insurance laws regulate many aspects of its reinsurance business and state insurance departments in the licensure states will supervise its insurance operations. Its principal insurance regulatory authority will be the Maryland Insurance Administration.

         U.S. Insurance Holding Company Regulation of Platinum Holdings, Platinum Ireland and Platinum Finance

         Platinum Holdings and Platinum Ireland as the indirect parents of Platinum US and Platinum Finance as the direct parent of Platinum US will be subject to the insurance holding company laws of Maryland, where Platinum US is organized and domiciled. These laws generally require the insurance holding company and each insurance company directly or indirectly owned by the holding company to register with the insurance department of the state of Maryland and to furnish annually financial and other information about the operations of companies within the holding company system. Generally, all transactions among companies in the holding company system affecting Platinum US, including sales, loans, reinsurance agreements, service agreements and dividend payments, must be fair and, if material or of a specified category, require prior notice and approval or non-disapproval by the Maryland Insurance Commissioner.

         The insurance laws of Maryland prevent any person from acquiring control of Platinum Holdings, Platinum Ireland, Platinum Finance or Platinum US unless that person has filed a notification with specified information with the Maryland Insurance Commissioner and has obtained his prior approval. Under the Maryland statutes, acquiring 10% or more of the voting stock of an insurance company or its parent company is presumptively considered a change of control, although such presumption may be rebutted. Accordingly, any person who acquires, directly or indirectly, 10% or more of the voting securities of Platinum Holdings without the prior approval of the Maryland Insurance Commissioner will be in violation of these laws and may be subject to injunctive action requiring the disposition or seizure of those securities by the Maryland Insurance Commissioner or prohibiting the voting of those securities and to other actions determined by the Maryland Insurance Commissioner. In addition, many U.S. state insurance laws require prior notification of state insurance departments of a change in control of a non-domiciliary insurance company doing business in that state. While these pre-notification statutes do not authorize the state insurance departments to disapprove the change in control, they authorize regulatory action in the affected state if particular conditions exist such as undue market concentration. Any future transactions that would constitute a change in control of Platinum Holdings, Platinum Ireland or Platinum Finance may require prior notification in those states that have adopted pre-acquisition notification laws.

         These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of Platinum Holdings, including through transactions, and in particular unsolicited transactions, that some or all of the shareholders of Platinum Holdings might consider to be desirable.

         State Insurance Regulation of Platinum US

         The terms and conditions of reinsurance agreements generally are not subject to regulation by any U.S. state insurance department with respect to rates or policy terms. This contrasts with primary insurance agreements, the rates and policy terms of which are generally closely regulated by state insurance departments. As a practical matter, however, the rates charged by primary insurers do have an effect on the rates that can be charged by reinsurers.

         State insurance authorities have broad administrative powers with respect to various aspects of the reinsurance business, including: licensing to transact business, admittance of assets to statutory surplus, regulating unfair trade and claims practices, establishing reserve requirements and solvency standards, and regulating investments and dividends. State insurance laws and regulations require Platinum US to file financial statements with insurance departments everywhere it is licensed or authorized to do or accredited to do business, and the operations of Platinum US are subject to examination by those departments at any time. Platinum US will prepare statutory financial statements in accordance with accounting practices and procedures prescribed or permitted by these departments. State insurance departments conduct periodic examinations of the books and records, financial reporting, policy filings and market conduct of insurance companies domiciled in their states, generally once every three to five years. Examinations are generally carried out in cooperation with the insurance departments of other states under guidelines promulgated by the NAIC.

         Under Maryland insurance law, Platinum US may pay dividends out of surplus, provided it must give the Maryland Insurance Commissioner at least thirty days' prior notice before paying an "extraordinary dividend" or making an "extraordinary distribution". Extraordinary dividends and extraordinary distributions are dividends or distributions which, together with any other dividends and distributions paid during the immediately preceding twelve-month period, would exceed the lesser of

(1) ten percent of Platinum US's statutory policyholders' surplus (as determined under statutory accounting principles) as of December 31 of the prior year; and

(2) Platinum US's net investment income excluding realized capital gains (as determined under statutory accounting principles) for the twelve-month period ending on December 31 of the prior year, plus any amounts of net investment income (excluding realized capital gains) in the three preceding years which have not been distributed.

These statutory limitations are subject to change. Platinum US may not pay extraordinary dividends or make extraordinary distributions until either the thirty-day notice period has expired (without the Maryland Insurance Commissioner disapproving such payment) or the Maryland Insurance Commissioner has approved the payment within that period. Extraordinary dividends and extraordinary distributions may only be paid out of earned surplus.

         In addition, Platinum US must give ten days' prior notice to the Maryland Insurance Commissioner of its intention to pay any dividend or make any distribution other than an extraordinary dividend or extraordinary distribution. The Maryland Insurance Commissioner has the right to prevent payment of such a dividend or such a distribution if he determines, in his discretion, that after the payment thereof, Platinum US's policyholders' surplus would be inadequate or could cause Platinum US to be in a hazardous financial condition.

         In order to enhance the regulation of insurers' solvency, the NAIC adopted a model law to implement risk-based capital ("RBC") requirements for life, health, and property and casualty insurance companies. Maryland has adopted the NAIC's model law. The RBC calculation, which regulators use to assess the sufficiency of an insurer's capital, measures the risk characteristics of a company's assets, liabilities and certain off-balance sheet items. RBC is calculated by applying factors to various asset, premium and liability items. Within a given risk category, these factors are higher for those items with greater underlying risk and lower for items with lower underlying risk. Insurers that have less statutory capital than the RBC calculation requires are considered to have inadequate capital and are subject to varying degrees of regulatory action depending upon the level of capital inadequacy. The RBC ratios of Platinum US are intended to be well above the ranges that would require any regulatory or corrective action.

         The NAIC assists state insurance supervisory officials in achieving insurance regulatory objectives, including the maintenance and improvement of state regulation. From time to time various regulatory and legislative changes have been proposed in the insurance industry, some of which could have an effect on reinsurers. The NAIC has instituted its Financial Regulatory Accreditation Standards Program ("FRASP") in response to federal initiatives to regulate the business of insurance. FRASP provides a set of standards designed to establish effective state regulation of the financial condition of insurance companies. Under FRASP, a state must adopt certain laws and regulations, institute required regulatory practices and procedures, and have adequate insurance department personnel to enforce such items in order to become an "accredited" state. The NAIC determines whether individual states should be accredited, and each state's accreditation is determined by the NAIC periodically. If a state is not accredited or loses its accreditation, accredited states are not able to accept certain financial examination reports of insurers prepared solely by the regulatory agency in such unaccredited state. The state of Maryland is currently accredited under FRASP.

         Operations of Platinum UK and Platinum Bermuda

         Platinum UK and Platinum Bermuda are not admitted to do business in the U.S. However, the insurance laws of each state of the United States and of many other countries regulate the sale of insurance and reinsurance within their jurisdictions by non-domestic insurers and reinsurers such as Platinum UK and Platinum Bermuda, which are not admitted to do business within such jurisdictions. Such sale of insurance or reinsurance within a jurisdiction where the insurer is not admitted to do business is generally prohibited. We do not intend that Platinum Bermuda maintain an office or solicit, advertise, settle claims or conduct other insurance activities in any jurisdiction other than Bermuda--or, in the case of Platinum UK, London--where the conduct of such activities would require Platinum UK and Platinum Bermuda to be so admitted.

         In addition to the regulatory requirements imposed by the jurisdictions in which they are licensed, reinsurers' business operations are affected by regulatory requirements in various states of the United States governing "credit for reinsurance" which are imposed on their ceding companies. In general, a ceding company which obtains reinsurance from a reinsurer that is licensed, accredited or approved by the jurisdiction or state in which the reinsurer files statutory financial statements is permitted to reflect in its statutory financial statements a credit in an aggregate amount equal to the liability for unearned premiums (which are that portion of premiums written which applies to the unexpired portion of the policy period) and loss reserves and loss expense reserves ceded to the reinsurer. Platinum UK and Platinum Bermuda are not licensed, accredited or approved in any state in the U.S. The great majority of states, however, permit a credit to statutory surplus resulting from reinsurance obtained from a non-licensed or non-accredited reinsurer to be offset to the extent that the reinsurer provides a letter of credit or other acceptable security arrangement. A few states do not allow credit for reinsurance ceded to non-licensed reinsurers except in certain limited circumstances and others impose additional requirements that make it difficult to become accredited. Platinum UK or Platinum Bermuda may be subject to reinsurance premium excise taxes in the US (1%) and certain other jurisdictions.

         We do not believe that Platinum UK and Platinum Bermuda are in violation of insurance laws of any jurisdiction in the U.S. There can be no assurance, however, that inquiries or challenges to Platinum UK's or Platinum Bermuda's reinsurance activities will not be raised in the future.

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

         U.K. REGULATION

         GENERAL

         The framework for supervision of insurance companies in the U.K. is largely formed by EU Directives, which are required to be implemented in member states through national legislation. Directives aim to harmonize insurance regulation and supervision throughout the EU by laying down minimum standards in key areas, and requiring member states to give mutual recognition to each other's standards of prudential supervision.

         On December 1, 2001, the FSA assumed its full powers and responsibilities under FSMA. The FSA is now the single statutory regulator responsible for regulating deposit taking, insurance, investment and most other financial services business. It is a criminal offense for any person to carry on a regulated activity in the U.K. unless that person is authorized by the FSA or falls under an exemption.

         Insurance business (which includes reinsurance business) is authorized and supervised by the FSA. Insurance business in the U.K. is divided between two main categories: long-term insurance (which is primarily investment-related) and general insurance (for example, building and contents cover and motor (automobile) insurance). Under FSMA, effecting or carrying out any contract of insurance, whether general or long-term, is a regulated activity requiring authorization.

         Platinum UK has applied to the FSA to write the business conducted by St. Paul Re in the United Kingdom. Platinum UK may not be licensed by the FSA at the time of the completion of the Public Offering. The issuance of the license is at the discretion of the FSA and we may not be able to obtain such a license. St. Paul Re has agreed that it will continue to write reinsurance in the United Kingdom in cases where we are unable to underwrite that business ourselves because, despite using our reasonable best efforts, we have not obtained a necessary or desirable regulatory license or approval to do so or we have not yet been approved as a reinsurer by the cedent, until the first anniversary of the completion of the Public Offering or until Platinum UK is licensed, whichever is earlier. Platinum US will reinsure all such business, together with certain other business written by St. Paul Re UK since January 1. 2002. If Platinum UK does not obtain a license by the first anniversary of the completion of the Public Offering, or if the license it obtains contains material limitations, oar results of operations could be materially adversely affected, and we may not be able to conduct our UK operations in the manner described in this prospectus.

         Supervision

         In its role as supervisor of insurance companies, the primary objective of the FSA is to fulfill its responsibilities under the FSMA regime relating to the safety and soundness of insurance companies with the aim of strengthening, but not guaranteeing, the protection of insured. The FSA carries out this prudential supervision of insurance companies through the collection of information from statistical returns, through review of accountants' reports, by visits to insurance companies and through regular formal interviews.

         The FSA has adopted a risk-based approach to the supervision of insurance companies. Under this approach the FSA performs a formal risk assessment of every insurance company or group carrying on business in the U.K. during each supervisory period, which varies in length according to the risk profile of the insurer. The FSA performs the risk assessment by analyzing information which it receives during the normal course of its supervision, such as regular prudential returns on the financial position of the insurance company, or which it acquires through a series of meetings with senior management of the insurance company. After each risk assessment, the FSA will inform the insurer of its views on the insurer's risk profile. This will include details of any remedial action which the FSA requires and the likely consequences if this action is not taken.

         Solvency Requirements

         The Interim Prudential Sourcebook for Insurers requires that insurance companies maintain a margin of solvency at all times in respect of any general insurance undertaken by the insurance company, the calculation of which in any particular case depends on the type and amount of insurance business a company writes. The method of calculation of the solvency margin is set out in the Interim Prudential Sourcebook for Insurers, and for these purposes, an insurer's assets and its liabilities are subject to specific valuation rules set out in the Interim Prudential Sourcebook for Insurers. Failure to maintain the required solvency margin is one of the grounds on which wide powers of intervention conferred upon the FSA may be exercised.

         Restrictions on Dividend Payments

         U.K. law prohibits Platinum UK from declaring a dividend to its stockholders unless it has "profits available for distribution". The determination of whether a company has profits available for distribution is based on its accumulated realized profits less its accumulated realized losses. While the United Kingdom insurance regulatory laws impose no statutory restrictions on a general insurer's ability to declare a dividend, the FSA strictly controls the maintenance of each insurance company's solvency margin within its jurisdiction and may restrict Platinum UK from declaring a dividend at a level which the FSA determines would adversely affect Platinum UK's solvency requirements. It is common practice in the United Kingdom to notify the FSA in advance of any significant dividend payment.

         Reporting Requirements

         U.K. insurance companies must prepare their financial statements under the Companies Act 1985 (as amended), which requires the filing with Companies House of audited financial statements and related reports. Under the Interim Prudential Sourcebook for Insurers, audited accounts must be filed with the FSA within 2 months and 15 days (or 3 months where the delivery of accounts is made electronically).

         Equalization Reserves

         Each insurance company writing property, aviation, marine, business interruption or nuclear insurance or reinsurance business is required by the Interim Prudential Sourcebook for Insurers to maintain an equalization reserve in respect of business written in the financial years ending on or after December 23, 1996 calculated in accordance with the provisions of the Interim Prudential Sourcebook for Insurers.

         Insurance companies writing credit insurance business must maintain equalization reserves calculated in accordance with certain provisions of the Interim Prudential Sourcebook for Insurers as related specifically to credit insurance business.

         Supervision of Management

         The FSA closely supervises the management of insurance companies through the approved persons regime, by which any appointment of persons to a position of significant influence within an authorized person must be approved by the FSA. The FSA also has the authority to require there to be one or more independent directors on the board of directors of an insurance company.

         Change of Control

         FSMA regulates the acquisition of "control" of any U.K. insurance company authorized under FSMA. Any company or individual that (together with its or his associates) directly or indirectly acquires 10% or more of the shares in the parent company of a U.K. authorized insurance company, or is entitled to exercise or control the exercise of 10% or more of the voting power in such a parent company, would be considered to have acquired "control" for the purposes of the relevant legislation, as would a person who had significant influence over the management of such parent company by virtue of his shareholding in it. A purchaser of more than 10% of the Common Shares would therefore be considered to have acquired "control" of Platinum UK.

         Under FSMA, any person proposing to acquire "control" over a U.K. authorized insurance company must give prior notification to the FSA of his intention to do so. The FSA would then have three months to consider that person's application to acquire "control". In considering whether to approve such application, the FSA must be satisfied that both the acquirer is a fit and proper person to have such "control" and that the interests of consumers would not be threatened by such acquisition of "control". Failure to make the relevant prior application would constitute a criminal offense.

         Intervention and Enforcement

         The FSA has extensive powers to intervene in the affairs of an authorized person. FSMA imposes on the FSA statutory obligations to monitor compliance with the requirements imposed by FSMA, and to enforce the provisions of FSMA and its related secondary legislation. The FSA has power, among other things, to enforce--and take disciplinary measures in respect of--breaches of both the Interim Prudential Sourcebook for Insurers and breaches of the conduct of business rules generally applicable to authorized persons.

         FSMA permits the FSA to refer matters directly to its enforcement division in order to implement disciplinary or regulatory action, but more commonly enforcement action is preceded by the exercise of the FSA's interventionist supervisory powers.

         The FSA has a general power on giving notice to require information and documents from authorized persons that the FSA reasonably requires in connection with the exercise of its functions under the regulatory regime. The FSA also has two distinct statutory powers to appoint investigators.

         Under section 167 of FSMA, the FSA or the Secretary of State may appoint suitably competent persons to conduct an investigation on its behalf into the nature, conduct or state of the business of an authorized person, a particular aspect of that business or the ownership or control of an authorized person where there is general concern about an authorized person but the circumstances of the case do not suggest a specific breach or contravention of the regulatory regime.

         By contrast, under section 168 of FSMA, the FSA or the Secretary of State may order an investigation if there appear to be circumstances suggesting that certain specified breaches or offenses under the regulatory regime have occurred (for example, breach of the general prohibition on performing regulated activities without suitable permission or misconduct by an approved person). Investigators appointed under section 168 have significantly wider powers than investigators appointed under section 167.

         The FSA may also require an authorized person to provide a report prepared by certain skilled professionals to be approved by the FSA on any matter about which the FSA has required or could require the provision of documents.

         The FSA has many enforcement powers available to use against an authorized or approved person. These include public censure, unlimited fines and, in serious cases, the power to revoke or vary permission to carry on regulated activities or an individual's approval. A serious case is one involving, among other things, the failure of an authorized person to satisfy the threshold conditions or the FSA considering that an approved person is no longer fit and proper to perform the function in question. In addition, the FSA may revoke an authorized person's permission if it is necessary to protect the interests of consumers or potential consumers.

         The FSA has further powers to obtain injunctions against authorized persons and to impose or seek restitution orders where persons have suffered loss. Once the FSA has made a decision to take enforcement action (other than in the case of an application to the court for an injunction or restitution order) against an authorized or approved person, the person affected may refer the matter to the Financial Services Tribunal, a quasi-judicial entity staffed and operated independently of the FSA and administered by the Lord Chancellor's Department. Appeal from the Tribunal on a matter of law lies to the Court of Appeal provided that either the Tribunal or the Court of Appeal grants permission.

         Finally, the FSA is granted the power to prosecute criminal offenses arising under FSMA, and to prosecute insider dealing under Part V of the Criminal Justice Act 1993, and breaches of money laundering regulations. The FSA's stated policy is to pursue criminal prosecution in all appropriate cases.

         Proposed Limits on Concentration of Reinsurance Exposures

         In July 2002, the FSA issued a consultation paper ("CP143") which sets forth proposed reforms to strengthen both the capital regime and systems and controls requirements for insurers and reinsurers subject to the FSA's jurisdiction. CP143 includes proposals aimed at ensuring adequate diversification of an insurer's or reinsurer's exposures to reinsurers (whether intra- or extra-group). In particular, it proposes a rebuttable presumption that an insurer or reinsurer must limit the gross earned premiums paid to a single reinsurer (or group of related reinsurers) to a maximum of 20% of the insurer's or reinsurer's projected gross earned premiums in any financial year in order to meet prudential requirements. If an insurer or reinsurer wishes to exceed this limit, it must first satisfy the FSA that this is appropriate. In addition, the relevant guidance indicates that an insurer or reinsurer would be permitted to take into account certain acceptable loss mitigation techniques, such as effective security arrangements, in assessing the overall adequacy of the diversification of its reinsurance exposure.

         CP143 also proposes to limit an insurer's or reinsurer's exposure to a single reinsurer (or group of related reinsurers) to 100% of its capital by requiring it to alert its FSA supervisor if it approaches or has exceeded this limit, explaining why it considers that prudent provision is or is not required for the excess exposure.

         CP143 is currently in draft form. The final rules and guidance, the ultimate form of which may or may not differ from the contents of CP143, are expected to take effect in 2004 and will apply to Platinum UK.

         Substantial compliance with CP143 in its draft form is likely to be an effective condition for receiving FSA authorisation.

         IRELAND REGULATION

         As a holding company, Platinum Ireland is not subject to Irish insurance regulation. Platinum Ireland will initially function as a holding company. In the future, it may be used to carry out reinsurance activities in Ireland or the European Union outside of the United Kingdom, provided that the necessary regulatory approvals are first obtained.

                                   MANAGEMENT

OUR DIRECTORS AND EXECUTIVE OFFICERS

         We are assembling a new management team of experienced insurance industry professionals led by Steven H. Newman, who is Chairman of the Board, and Jerome T. Fadden, who is President and Chief Executive Officer. The following table provides information regarding those persons who are directors and executive officers of Platinum Holdings:

NAME                           AGE                      POSITION AT PLATINUM HOLDINGS
-----------------------        ---     -----------------------------------------------------------
Steven H. Newman                59     Chairman of the Board of Directors; Chairman of the
                                       Executive Committee

Jerome T. Fadden                45     President, Chief Executive Officer and Director; member of the Executive Committee

Michael D. Price                35     Chief Underwriting Officer, Platinum US (upon completion of the Public Offering)

William A. Robbie               51     Executive Vice President and Chief Financial Officer

Michael E. Lombardozzi          40     Executive Vice President and General Counsel

Neal J. Schmidt                 45     Executive Vice President and Chief Actuary, Platinum US
                                       (upon completion of the Public Offering)

H. Furlong Baldwin              70     Director; Chairman of the Audit Committee

Jonathan F. Bank                59     Director; member of the Compensation and Audit Committees

Dan R. Carmichael               57     Director; member of the Compensation and Audit Committees

Jay S. Fishman                  49     Director; member of the Executive Committee and the
                                       Compensation Committee

Peter T. Pruitt                 69     Director; Chairman of the Compensation Committee

         Biographical information about the foregoing persons for at least the last five years is as follows:

         STEVEN H. NEWMAN has been the Chairman of the Board of Platinum Holdings since June 2002. He was Chairman of the Board of Directors of Swiss Re America from May 2000 to October 2000, and Chairman of the Board and Chief Executive Officer of Underwriters Re Group from 1987 to 2000. Prior to joining Underwriters Re, Mr. Newman served as Executive Vice President and then President of the Home Insurance Company from 1983 to 1986, and Vice President and Casualty Actuary at American International Group from 1969 to 1982. He also served as an Advisory Director for HCC Insurance Holdings, Inc. from November 2000 to August 2002, Chairman of the Board of GCR Holdings, a Bermuda catastrophe reinsurer, from 1995 to 1997 and a Director of Capital Re from 1995 to 1998. Mr. Newman has served as President of the Casualty Actuarial Society and Chairman of the Reinsurance Association of America. He has represented the United States at United Nations conferences dealing with international insurance and reinsurance issues.

         JEROME T. FADDEN has been the President, Chief Executive Officer, and a Director of Platinum Holdings since April 2002, In addition, he has been the President and Chief Executive Officer of St. Paul Re since March 2002, Prior to joining St. Paul Re, Mr. Fadden had been employed by UBS Paine Webber where he served as Chief Financial Officer from November 1999 through March 2001 and then Director of Strategic Development in the Office of the Chairman. Prior to joining UBS, PaineWebber, from November 1998 to August 1999. Mr. Fadden was Executive Vice President and Chief Financial Officer of Equus Re, a start up reinsurance operation sponsored by Kemper

Insurance. Mr. Fadden served as Executive Vice President and Chief Financial Officer of NAC Re Corp. from July 1996 through September 1998. Mr. Fadden served in a variety of senior management positions at The Travelers Group, including Treasurer as well as Chief Financial Officer of The Travelers Group's property and casualty insurance unit, The Gulf Insurance Group.

         MICHAEL D. PRICE will be the Chief Underwriting Officer at Platinum US upon completion of the Public Offering and has been Chief Underwriting Officer of St. Paul Re since June 2002. Mr. Price served as Chief Operating Officer of Associated Aviation Underwriters Incorporated, which is a subsidiary of Global Aerospace Underwriting Managers Ltd. specializing in aerospace insurance, from March 2001 through May 2002. He was Senior Vice President and Chief Underwriting Officer of Underwriters Re Group, Inc. from May 1998 until the acquisition of Underwriters Re Group, Inc. by Swiss Re America Holding Corporation in May 2000; thereafter, Mr. Price held the position of Chief Underwriting Officer at Swiss Re America Holding Corporation until September 2000. From July 1995 through May 1998, Mr. Price was employed by London Life and Casualty Reinsurance Corporation, most recently as President, and prior thereto he was a project manager at Milliman and Robertson, Inc. He is a fellow of the Casualty Actuarial Society and a member of the American Academy of Actuaries.

         WILLIAM A ROBBIE has been Executive Vice President and Chief Financial Officer of Platinum Holdings since September 2002. Mr. Robbie became Executive Vice President and Chief Financial Officer of St. Paul Re in August 2002. Mr. Robbie has held various positions with XL Capital Ltd. and its subsidiaries since 1997, including Executive Vice President--Financial Services, Senior Vice President--Treasurer and Executive Vice President, Chief Financial Officer and Chief Administrative Officer of XL Mid Ocean Reinsurance in Hamilton, Bermuda. Mr. Robbie also has held senior management positions with several insurance companies, including the Prudential Insurance Company of America, The Continental Corporation, Monarch Capital Corporation and Aetna Life & Casualty. Mr. Robbie began his career with Ernst & Ernst (now Ernst & Young LLP) and is a certified public accountant.

         MICHAEL E. LOMBARDOZZI has been Executive Vice President and General Counsel of Platinum Holdings since September 2002. Mr. Lombardozzi became Executive Vice President and General Counsel of St. Paul Re in August 2002. Mr. Lombardozzi was Senior Vice President --Planning and Operations of W.R. Berkley Corporation from December 2001 to July 2002. From January 2001 to June 2001 he was Senior Vice President, Secretary and General Counsel of Orius Corp. From January 1994 to January 2001 he was Senior Vice President, Secretary and General Counsel of Berkley Insurance Company. From 1986 to 1994 he was an associate with the law firm of Willkie Fair & Gallagher.

         NEAL J. SCHMIDT has been an Executive Vice President and Chief Actuary of St. Paul Re since 1998 and will serve as Executive Vice President and Chief Actuary of Platinum US upon completion of the Public Offering. Mr. Schmidt served as the Senior Vice President-Specialty Lines Underwriting of St. Paul Re from 1995 through 1998 and as Chief Actuary from 1986 through 1995. Prior to joining St. Paul Re, he held positions in reinsurance and insurance with the Home Insurance Company. Mr. Schmidt is a fellow of the Casualty Actuarial Society and a Member of the American Academy of Actuaries.

         H. FURLONG BALDWIN is the Chairman of Mercantile Bankshares Corporation, which is a bank holding corporation. Mr. Baldwin began his career with Mercantile in 1956 when it was known as the Mercantile-Safe Deposit & Trust Company, eventually becoming President and then Chief Executive Officer of the company, a position he held from 1976 until 2001. He is a Governor of the National Association of Securities Dealers, a past chairman of the Association of Bank Holding Companies and a past president of the Maryland Bankers Association. Mr. Baldwin is a trustee of the Marine Corps Heritage Foundation, the Marine Corps University and the Virginia Historical Society and is a member of the Council on Foreign Relations. From May 1998 to May 2002, Mr. Baldwin was a director of St. Paul and from 1968 to 1998, he was a director of USF&G Corporation, which was acquired by St. Paul in 1998.

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         JONATHAN F. BANK has been Senior Vice President of Tawa Associates
Ltd., which is engaged in the acquisition, restructuring and management of property and casualty companies in run off, since May 2001. From September 1999 through May 2001, he was the Insurance Practice Leader of PricewaterhouseCoopers' U.S. insurance/reinsurance regulatory and restructuring practice group. Prior thereto, Mr. Bank was a partner at the law firm of Chadbourne & Parke LLP, where he specialized in insurance and reinsurance dispute resolution and related regulatory matters. Mr. Bank is a member of the state bars of California, New York and Nebraska. He also served on the Advisory Committee on Reinsurance for the National Association of Insurance Commissioners.

         DAN R. CARMICHAEL has been President, Chief Executive Officer and a director of Ohio Casualty Corporation, a property and casualty insurance company, since December 2000. From 1995 through 2000, Mr. Carmichael served as President and Chief Executive Officer of IVANS, Inc., an industry-owned organization that provides electronic communications services to insurance, healthcare and related organizations. Prior thereto, he served as Chairman, President and Chief Executive Officer of Anthem Casualty Insurance Group. Mr. Carmichael is also a director of Alleghany Corporation, a holding company engaged through its subsidiaries in the insurance, industrial minerals and steel fasteners businesses, and he serves as a trustee of the American Institute for Chartered Property Casualty Underwriters, the Insurance Institute of America and the Griffith Foundation for Insurance Education.

         JAY S. FISHMAN has been the Chairman, Chief Executive Officer and President of The St. Paul Companies, Inc., and director of The John Nuveen Company, since October 2001. Prior to that date, Mr. Fishman was employed as Chairman, President and Chief Executive Officer of The Travelers Insurance Group and as Chief Operating Officer--Finance and Risk of Citigroup, Inc. Mr. Fishman held various executive positions with Citigroup and its predecessor since 1989 and with Travelers since 1993.

         PETER T. PRUITT was Chairman of Willis Re Inc., a reinsurance intermediary, from June 1995 until his retirement in December 2001. He also served as Chief Executive Officer of Willis Re Inc. from June 1995 through September 1999, and as Executive Vice President of Willis Corroon Corporation from November 1993 through June 1995. Prior thereto, Mr. Pruitt held various positions at Frank B. Hall & Co., an insurance brokerage firm, including President and Chief Operating Officer from August 1985 through November 1992. Mr. Pruitt served as a trustee of the College of Insurance (now St. John's University School of Risk Management) from 1986 until his retirement in 2001. He also served as a trustee of the Insurance Institute of America and the American Institute for Property and Liability Underwriters.

NUMBER AND TERMS OF DIRECTORS

         Our Board of Directors consists of seven members, each of whose term of office will expire at the annual shareholders' meeting in 2003. Under our bye-laws, directors will be elected at each annual general meeting of shareholders, in each case by an ordinary resolution of the shareholders. Candidates for election will be nominated by the Board. However, in connection with the RenaissanceRe Investment, we have agreed to nominate one director designated by RenaissanceRe to the Board, and to use our commercially reasonable efforts to cause the appointment of that director to the Board's Executive Committee and, subject to applicable law, rules and regulations, to the Board's Nominating and Corporate Governance Committees, if any.

         Pursuant, to the Investment Agreement we have entered into with RenaissanceRe and St. Paul, for three years from the anniversary of the date of the completion of the Public Offering, we will not increase the number of directors on our Board of Directors to more than nine without the prior written consent of RenaissanceRe, such consent, to be provided in RenaissanceRe's sole discretion. This three-year period will be extended for up to an additional two years so long as RenaissanceRe is accounting for its investment in us via the equity method and RenaissanceRe reasonably believes that its ability to continue to equity account for its investment in us would be compromised by an increase in the number of directors.

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         Directors may take action by a majority of the votes cast at a duly called and held meeting at which a quorum is present. A majority of directors in office at any time, or such greater number as the shareholders may from time to time determine, constitutes a quorum for all purposes.

         The foregoing summarizes certain provisions of our bye-laws, which are subject to Bermuda law. See "Description of Our Common Shares".

COMMITTEES OF THE BOARD OF DIRECTORS

         Our Board of Directors has an Executive Committee, a Compensation Committee and an Audit Committee, each of which reports to the Board. The Executive Committee has the authority to oversee our general business and affairs to the fullest extent permitted by Bermuda law. The Compensation Committee has the authority to establish compensation policies and recommend compensation programs to the Board of Directors; it also administers the 2002 Share Incentive Plan and the Capital Accumulation Plan, as described below. The Audit Committee is responsible for meeting with our independent accountants regarding, among other issues, audits and adequacy of our accounting and control systems. The Audit Committee consists entirely of independent directors. Recent legislation and New York Stock Exchange initiatives would require, among other things, the establishment of a Nominating Committee and a Corporate Governance Committee, as well as the independence of all members of the Audit, Compensation, Nominating and Corporate Governance Committees. We are reviewing these requirements and expect to comply with them by their effective dates.

COMPENSATION OF DIRECTORS

         The Company will compensate each director (other than any director who is an employee of the Company) in the amount of $25,000 per year as a retainer fee and an additional $2,500 per meeting of the Board of Directors if the director attends in person, or an additional $1,000 per meeting if the director attends by telephone. The Company will compensate directors in the amount of $1,500 per meeting of any Board committee attended by such director and an additional $5,000 per year for each committee chairperson. The Compensation Committee of the Board of Directors is in the process of re-evaluating certain of these fees in light of the increase in duties and responsibilities of directors occasioned by recent legislative initiatives relating to corporate governance, and will present its recommendations to the full Board of Directors. In light of such re-evaluation, some of these fees may be increased after the completion of the Public Offering. Fees for the Chairman of the Board and proposed stock option grants for non-employee directors are described below.

         PLATINUM SHARE UNIT PLAN FOR NONEMPLOYEE DIRECTORS

         Platinum has adopted a Share Unit Plan for Nonemployee Directors which will become effective upon the completion of the Public Offering. Under the Share Unit Plan, 50% of all fees earned by a nonemployee director (including retainer fees, meeting fees and committee fees) during each calendar quarter are automatically converted into the number of "Share Units" that have a value at the end of such calendar quarter equal to the amount of fees earned. Each Share Unit is a non-voting unit of measurement which is valued at the public trading price of the Common Shares. In addition to the 50% mandatory deferral, each nonemployee director may elect to have up to a total of 100% of the director's fees converted into Share Units, provided the election is made before the start of the calendar year in which the fees are earned. A nonemployee director will receive distributions under the Share Unit Plan following the expiration of 5 calendar years following the year in which his fees were originally converted into Share Units, or following termination of his service on the Board of Directors, if earlier. Each distribution under the Share Unit Plan will be made, at the discretion of the Board, either in cash or in Common Shares or some combination thereof.

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         NON-QUALIFIED SHARE OPTIONS FOR NONEMPLOYEE DIRECTORS

         Under Platinum's 2002 Share Incentive Plan described below, an initial non-qualified share option covering 25,000 Common Shares will be granted to each of the nonemployee directors other than Mr. Newman upon the completion of the Public Offering at the initial public offering price. The options will have a ten-year term and will vest in equal annual installments on each of the first three anniversaries of the date of grant, subject to accelerated vesting in the event of a "Change in Control" (as defined in the Share Incentive Plan). Following the Public Offering, nonemployee directors will be eligible to receive option grants under the Share Incentive Plan in the sole discretion of the Compensation Committee.

         ARRANGEMENTS WITH THE CHAIRMAN OF THE BOARD

         Mr. Newman has entered into a letter agreement with St. Paul (which will be assigned to Platinum Holdings upon completion of the Public Offering), pursuant to which he agreed to serve as Chairman of Platinum Holdings' Board of Directors upon completion of the Public Offering. As Chairman of the Board, he will be entitled to receive an annual fee of $60,000 and a fee of $5,000 for each meeting of the Board of Directors that he attends (not to exceed $20,000 per year). Upon completion of the Public Offering, Mr. Newman will receive a stock option grant to purchase 975,000 Common Shares at the initial public offering price. The option will have a ten-year term and will vest in equal annual installments on each of the first three anniversaries of the date of grant. Under the agreement, Platinum Holdings will indemnify Mr. Newman, to the fullest extent permitted by law, if he is made or threatened to be made a party to a proceeding by reason of his being or having been a director of Platinum Holdings.

         Mr. Newman also has entered into a letter agreement with St. Paul (which will be assigned to Platinum US upon completion of the Public Offering), pursuant to which he will provide consulting services to Platinum US through February 28,2005 (which date may be automatically extended from year to year). During the consulting term, Mr. Newman will perform services as reasonably requested, including assisting with the establishment and development of the reinsurance business of Platinum US. During the consulting term, Mr. Newman will receive an annual consulting fee of $270,000 and will be eligible to receive an annual incentive equal to $440,000 at target, and a maximum incentive equal to 200% of target following the Public Offering; provided that he will receive, no later than February 28, 2003, a minimum incentive for calendar year 2002 of $366,670. The objectives for Mr. Newman's annual incentive following the Public Offering will be determined by the Compensation Committee of the Board of Directors of Platinum Holdings in consultation with Mr. Newman. On April 15, 2002, Mr. Newman received a one-time incentive payment of $100,000 from St. Paul. Mr. Newman is subject to certain confidentiality, non-compete and non-solicitation provisions under the agreement. Mr. Newman's consulting services for Platinum US will be performed through SHN Enterprises, Inc., which he has established for estate planning purposes and of which he is the sole shareholder.

OUR EXECUTIVE OFFICERS

         The following information is a summary of the employment arrangements that we expect to be applicable to our President and Chief Executive Officer and our other executive officers, and a description of the incentive plans that we expect to be in place, upon completion of the Public Offering:

         JEROME T. FADDEN. Mr. Fadden has an employment agreement with St. Paul for a five-year term that began March 4, 2002, subject to one-year renewal terms thereafter, pursuant to which he has agreed to serve as our President and Chief Executive Officer. Upon the completion of the Public Offering, St. Paul will assign all of its rights and obligations under the employment agreement to Platinum Holdings. Mr. Fadden will receive a base annual salary of at least $650,000 following the Public Offering. He will be eligible to receive a target annual bonus of 125% of base salary and a maximum annual bonus of 200% of the target bonus following the Public Offering, and

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for 2002 he will receive a minimum annual bonus of 1.25% of his base annual salary. The objectives for Mr. Fadden's annual bonus will be determined by the Compensation Committee of the Board of Directors, in. consultation with Mr. Fadden The agreement provides for the purchase and maintenance by Platinum of a term life insurance policy in the amount of $4 million payable to a beneficiary designated by Mr. Fadden, and that Mr. Fadden will be entitled to the reimbursement of reasonable Bermuda housing expenses, among other employee benefits and perquisites specified in the agreement. On June 1, 2002, Mr. Fadden received a sign-on bonus of $250,000 from St. Paul. Mr. Fadden also received an initial grant, of stock options to purchase up to 100,000 shares of St. Paul common stock, which are subject to the terms of the St. Paul 1994 Stock Plan and which vest in four equal annual installments on the first four anniversaries of the date of grant. Upon completion of the Public Offering, Mr. Fadden will forfeit such St. Paul stock options to the extent they are unvested and will receive a stock option grant to purchase 975,000 Common Shares at the initial public offering price. The options will have a ten-year term and will vest in equal annual installments on each of the first three anniversaries of the date of grant.

         If Mr. Fadden's employment is terminated by us without "cause" or by Mr. Fadden for "good reason" (each as defined in the agreement), he will receive a payment equal to three times the sum of his base salary and the greater of his target bonus and his bonus for the preceding year, and any base salary or other amounts accrued or owing through the date of termination, provided that Mr. Fadden executes a release of claims, and up to three years of medical and dental coverage and immediate vesting of all outstanding stock options. In addition, all outstanding stock options will remain exercisable for the lesser of five years and the remainder of their term. If Mr. Fadden's employment is terminated by us for cause or by Mr. Fadden other than for good reason, he will receive no further payments, compensation or benefits under the agreement (other than amounts accrued prior to termination of employment) and all vested options will remain exercisable for 30 days after termination. In the event his employment is terminated due to death or "disability" (as defined in the agreement), he will receive his base salary through the date of termination and an annual bonus (at target level), prorated through the date of termination. In addition, all outstanding stock options will immediately vest and will remain exercisable (but not beyond their term) for three years, in the case of a disability termination, and one year, in the case of death. In the event Mr. Fadden's employment is terminated under circumstances described in the agreement within two years after a change in control of the Company, Mr. Fadden will be entitled to certain severance benefits. In the event Mr. Fadden is subject to excise tax on any severance payments made to him under the agreement, we will make a gross-up payment to compensate him for such tax liability. Mr. Fadden is subject to certain confidentiality, non-compete and non-solicitation provisions under the agreement.

         MICHAEL D. PRICE. Mr. Price has an employment agreement with St. Paul Re for a three-year term beginning June 3, 2002. Upon the completion of the Public Offering, St. Paul Re will assign all of its rights and obligations under the employment agreement to Platinum US. Assuming completion of the Public Offering, Mr. Price will serve as the Chief Underwriting Officer of Platinum US following the Public Offering. Mr. Price will receive a minimum base annual, salary of at least $400.000 for the first year of his term, $420,000 for the second year and $440,000 for the third year following the Public Offering, and he will be eligible to receive a minimum annual bonus of 50% of base salary. On June 3, 2002, Mr. Price received a sign-on bonus of $100,000 from St. Paul Re. Upon, completion of the Public Offering, Mr. Price will receive a stock option grant to purchase 300,000 Common Shares at the initial public offering price. The option will have a ten-year term and will vest, subject to continued employment, in three equal annual installments on each of the first two anniversaries of the completion of the Public Offering and on June 3, 2005. Mr. Price is also entitled to the reimbursement, of reasonable moving and temporary housing expenses (not exceeding $30,000).

         If Mr. Price's employment is terminated by Platinum US without "cause" or by Mr. Price for "good reason" (each as defined in the agreement), he will receive a payment equal to any bonus

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payments to which he would have been entitled during the term of the agreement which have not been previously paid, 50% of his then current base salary and any base salary or other amounts accrued and owing through the date of termination, provided that Mr. Price executes a release of claims. If Mr. Price's employment is terminated by Platinum US for cause or by Mr. Price other than for good reason, he will receive no further payments, compensation or benefits under the agreement (other than amounts accrued prior to termination of employment). Mr. Price is subject to certain confidentiality and non-solicitation provisions under the agreement.

         WILLIAM A. ROBBIE. Mr. Robbie has an employment agreement with St. Paul Re for a three-year term beginning August 5, 2002, subject to one-year renewal terms thereafter. Upon the completion of the Public Offering, St. Paul Re will assign ail of its rights and obligations under the employment agreement to Platinum Holdings. Assuming completion of the Public Offering, Mr. Robbie serves as Executive Vice President and Chief Financial Officer of Platinum Holdings. Mr. Robbie will receive a base annual salary of at least $350.000 following the Public Offering. He will be eligible to receive a target annual bonus of 75% of base salary, arid for 2002 he will receive a minimum annual bonus of 50% of base salary prorated for the period of his employment with St. Paul Re and Platinum Holdings during the year. On August 5, 2002, Mr. Robbie received a sign-on bonus of $200,000 from St. Paul Re. Upon completion of the Public Offering, Mr. Robbie will receive a stock option grant to purchase 150,000 Common Shares at the initial offering price. The option will have a ten-year term and will vest subject, to continued employment, in equal annual installments on each of the first four anniversaries of the completion of the Public Offering. Mr. Robbie will be entitled to the reimbursement of reasonable housing and living expenses (not exceeding $15,000 per month) following completion of the Public Offering to the extent that he establishes a residence in Bermuda.

         If Mr. Robbie's employment is terminated by Platinum Holdings without "cause" or by Mr. Robbie for "good reason" (each as defined in the agreement), he will receive a payment equal to the sum of one year's base salary and target bonus and any base salary or other amounts accrued or owing through the date of termination, provided that Mr. Robbie executes a release of claims. If Mr. Robbie's employment is terminated by Platinum Holdings for cause or by Mr. Robbie for other than good reason, he will receive no further payments, compensation or benefits under the agreement (other than amounts accrued prior to termination of employment). Mr. Robbie is subject to certain confidentiality and non-solicitation provisions under the agreement.

         MICHAEL E. LOMBARDOZZI. Mr. Lombardozzi has an employment agreement with St. Paul Re for a three-year term beginning August 5, 2002, subject to one-year renewal terms thereafter. Upon the completion of the Public Offering, St. Paul Re will assign all of its rights and obligations under the employment agreement to Platinum Holdings. Mr. Lombardozzi serves as Executive Vice President and General Counsel of Platinum Holdings. Mr. Lombardozzi will receive a base annual salary of at least $350,000 following the Public Offering. He will be eligible to receive a target annual bonus of 75% of base salary and a minimum annual bonus of 50% of base salary for the 2003 and 2004 calendar years, and for 2002 he will receive a minimum annual bonus of 50% of base salary prorated for the period of employment with St. Paul Re and Platinum Holdings during the year. On August 5, 2002. Mr. Lombardozzi received a sign-on bonus of $275,000 from St. Paul Re. Upon completion of the Public Offering, Mr. Lombardozzi will receive a stock option grant to purchase 150,000 Common Shares at the initial offering price. The option will have a ten-year term, and will vest, subject to continued employment, in equal annual installments on each of the first four anniversaries of the completion of the Public Offering. Mr. Lombardozzi will be entitled to the reimbursement of reasonable housing and living expenses (not exceeding $15,000 per month) following completion of the Public Offering to the extent that he establishes a residence in Bermuda.

         If Mr. Lombardozzi's employment is terminated by Platinum Holdings without "cause" or by Mr. Lombardozzi for "good reason" (each as defined in the agreement), he will receive a payment equal to the sum of one year's base salary and target bonus and any base salary or other amounts

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accrued or owing through the date of termination, provided that Mr. Lombardozzi executes a release of claims. If Mr. Lombardozzi's employment is terminated by Platinum Holdings for cause or by Mr. Lombardozzi for other than good reason, he will receive no further payments, compensation or benefits under the agreement (other than amounts accrued prior to termination of employment). Mr. Lombardozzi is subject to certain confidentiality and non-solicitation provisions under the agreement.

         NEAL J. SCHMIDT. Mr. Schmidt will serve as Executive Vice President and Chief Actuary of Platinum US following the Public Offering. Mr. Schmidt will receive a base annual salary of $350,000 following the Public Offering, and he will be eligible to receive a target annual bonus of 75% of base salary. For 2002, he will receive an annual bonus of at least $175,000 provided that he is continuously employed by St. Paul Re or Platinum US through the date of payment, which is expected to be March 31, 2003, or if his employment is terminated other than for cause prior to that date. In addition to an annual bonus, Mr. Schmidt will receive, no later than July 1, 2004, a retention bonus of $175,000 provided that he is continuously employed by St. Paul Re or Platinum US through July 1, 2004 or if his employment is terminated other than for cause prior to that date. Upon completion of the Public Offering, Mr. Schmidt will receive a stock option grant to purchase 150,000 Common Shares at the initial public offering price. The option will have a ten-year term and will vest, subject to continued employment, in equal annual installments on each of the first four anniversaries of the date of grant.

         PLATINUM 2002 SHARE INCENTIVE PLAN

         Platinum has adopted the 2002 Share Incentive Plan, which will become effective upon completion of the Public Offering. The Plan provides for the grant of share options, share appreciation rights, share units and restricted shares. The material features of the Plan are summarized below.

         Purpose. The purpose of the Plan is to advance the interests of the Company and its shareholders by attracting, retaining and motivating key personnel upon whose judgment, initiative and effort the successful conduct of the Company's' operations is largely dependent. The Plan is also intended to further align the interests of employees, officers, agents, consultants, advisors and directors with those of the shareholders by promoting the ownership of Common Shares by these individuals.

         Reservation of Shares. A total of 6,000,000 Common Shares are reserved for issuance under the Plan (including Common Shares reserved for issuance to our directors and executive officers set forth in any employment or consulting agreement), which will be made available from authorized but unissued shares or from reacquired shares. If any shares that are the subject of an award are not issued and cease to be issuable for any reason, these shares will no longer be charged against the maximum share limitations and may again be made subject to awards. In addition, the number of Common Shares exchanged by a participant as payment to Platinum Holdings of the exercise price or tax withholding upon exercise of an option will be added to the share reserve. The maximum number of Common Shares that may be made subject of restricted share awards under the Plan is limited to 1,000,000 Common Shares. In the event of recapitalizations, reclassifications or other specified events affecting Platinum or the Common Shares, appropriate and equitable adjustments may be made to the number and kind of shares available for grant, as well as to other maximum limitations, under the Plan, and the number and kind of shares or other rights and prices under outstanding awards.

         Administration. The Plan will be administered by the Compensation Committee of the Board of Directors of Platinum Holdings. The Compensation Committee shall, to the extent deemed necessary or advisable by the Board, be constituted so as to comply with the "non-employee director" requirements of Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the "outside director" requirements of Section 162(m) of the Code. Subject to

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the limitations set forth in the Plan, the Compensation Committee has the authority to determine the persons to whom awards are granted, the types of awards to be granted, the time at which awards will be granted, the number of shares, units or other rights subject to each award, the exercise, base or purchase price of an award, the time or times at which the award will become vested, exercisable or payable, and the duration of the award. The Compensation Committee will have the right, from time to time, to delegate to one or more officers of the Company the authority of the Committee to grant and determine the terms and conditions of awards, subject to certain limitations.

         Eligibility Awards under the Plan may be granted to any employee, officer, director, agent, consultant or advisor of Platinum Holdings or any of its subsidiaries. Recipients of awards will be selected from time to time by the Compensation Committee in its sole discretion.

         Share Options. Share options granted under the Plan may be issued as either incentive options (within the meaning of Section 422 of the Code), or as non-qualified options. The exercise price of an option will be determined by the Compensation Committee, provided that the exercise price per share will not be less than the fair market value of a Common Share on the date of the grant of the option, The Compensation Committee will determine the vesting requirements and the term, of exercise of each option, including the effect of termination of employment or service of a participant. The maximum term of a share option will be ten years from the date of grant. To exercise an option, the participant must pay the exercise price, subject to specified conditions, in cash or in Common Shares that have been, held for at least, six months, through a broker-assisted "cashless exercise", by combination of any of the above methods or other method approved by the Compensation Committee, and must pay any required tax withholding amounts. The Compensation Committee may also grant "reload options" for the number of Common Shares tendered by a participant to cover the exercise price or withholding tax upon the exercise of a share option under the Plan. Under the Code, the maximum value of Common Shares (determined at the time of grant) that may be subject to incentive options that become exercisable by an employee in any one year is limited to $100,000. The maximum number of Common Shares that may be covered under options granted under the Plan to any individual in any calendar year is 1,000,000 Common Shares.

         Share Appreciation Rights. A share appreciation right may be granted either in tandem with an option or without a related option. A share appreciation right entities the participant, upon exercise, to receive a payment based on the excess of the fair market value of a Common Share on the date of exercise over the base price of the right (which may not be less than the fair market value of a Common Share on the date of grant), multiplied by the number of shares as to which the right is being exercised. The maximum term of a share appreciation right will be ten years from the date of grant. No more than 1,000,000 Common Shares may be subject to share appreciation rights granted under the Plan to any one participant during any calendar year. Share appreciation rights may be payable in cash or in Common Shares or in a combination of both. Share appreciation rights may also be granted together with related dividend equivalent rights.

         Share Units. An award of share units gives the participant the right to receive payment at the end of a vesting period based on the value of the Common Share at the time of vesting. Share units are subject to vesting requirements, restrictions and conditions to payment as the Compensation Committee determines are appropriate. Such vesting requirements may be based on the continued employment of the participant for a specified time period or on the attainment of specified business performance goals established by the Committee. Share unit awards are payable in cash or in Common Shares or in a combination of both. Share units may also be granted together with related dividend equivalent rights.

         Restricted Share Awards. A restricted share award represents Common Shares that are issued subject to restrictions on transfer and vesting requirements as determined by the Compensation Committee. Vesting requirements may be based on the continued employment of the participant for specified time periods and on the attainment of specified business performance goals established by the Compensation Committee. Subject to the transfer and vesting restrictions of the award, the participant will have the rights of a shareholder of Platinum Holdings, including all voting and dividend rights, during the restriction period, unless the Committee determines otherwise at the time of the grant.

         Change In Control. The Compensation Committee may, in an award agreement, provide for the effect of a change in control on an award. These provisions may include the acceleration of vesting of an award, the elimination or modification of performance or other conditions, the extension of the time for exercise or realizing gain from an award, the acceleration of payment, cash settlement of an award or other adjustments that the Compensation Committee considers appropriate.

         Term; Amendment and Termination. The term of the Plan is 10 years. The Board may terminate or amend the Plan at any time, subject to shareholder approval under certain circumstances provided in the Plan. However, no termination or amendment of the Plan will adversely affect the rights under any previously granted award.

         Effective upon completion of the Public Offering, each of Messrs. Newman and Fadden will receive options to purchase 975,000 Common Shares; Mr. Price will receive an option to purchase 300,000 Common Shares; and Messrs. Robbie, Lombardozzi and Schmidt will each receive an option to purchase 150,000 Common Shares. In addition, other employees of the Company will receive options to purchase in the aggregate 1,345,000 Common Shares, and each of the nonemployee directors of the Company other than Mr. Newman will receive options to purchase 25,000 Common Shares, in each case effective upon completion of the Public Offering. All of these options will have an exercise price per Common Share equal to the initial Public Offering price per Common Share and a term of ten years, and will provide for the grant of reload options in accordance with the terms of the 2002 Share Incentive Plan.

         PLATINUM CAPITAL ACCUMULATION PLAN

         Platinum has adopted the Capital Accumulation Plan (the "CAP Plan"), which will become effective upon completion of the Public Offering. The CAP Plan provides for the payment of a portion of a participant's annual bonus compensation in the form of restricted shares or in share options. The material features of the CAP Plan are summarized below.

         Purpose. The purpose of the CAP Plan is to advance the interests of Platinum Holdings and its shareholders by attracting, retaining and motivating key personnel upon whose judgment, initiative and effort the successful conduct of Platinum Holdings' operations is largely dependent. The CAP Plan is also intended to further align the interests of officers, employees and consultants with those of the shareholders by promoting the ownership of Common Shares by these individuals.

         Available Shares. No Common Shares are separately authorized for issuance under the CAP Plan. All Common Shares subject to awards under the CAP Plan shall be taken from the Common Shares reserved under the 2002 Share Incentive Plan, as adjusted under the terms thereof.

         Administration. The CAP Plan will be administered by the Compensation Committee of the Board of Directors of Platinum Holdings. The Compensation Committee shall, to the extent deemed necessary or advisable by the Board, be constituted so as to comply with the "non-employee director" requirements of Rule 16b-3 under the Exchange Act and the "outside director" requirements of
Section 162(m) of the Code. Subject to the limitations set forth in the CAP Plan, the Compensation Committee has the authority to determine which employees are eligible to participate in the CAP Plan, the number of restricted shares or share options to be awarded, the vesting schedule of the share awards and the other terms and conditions of participation. The Compensation Committee will have the right, from time to time, to delegate to one or more officers of Platinum Holdings the authority of the Committee to grant and determine the terms and conditions of awards, subject to certain limitations.

         Eligibility. Awards under the CAP Plan may generally be granted to any officer or other employee or consultant of Platinum Holdings or its subsidiaries who is entitled to bonus or incentive awards and is designated by the Compensation Committee to participate based on such criteria as the Committee deems appropriate. Upon designation by the Compensation Committee, participation in the CAP Plan is generally mandatory, although the Committee may in certain circumstances make participation elective.

         Restricted Shares. A portion of each participant's annual bonus compensation, determined in the discretion of the Compensation Committee, will be paid in the form of restricted shares. The price of the restricted shares for purposes of determining the number of shares to be issued may be discounted from fair market value (as defined in the CAP Plan) at the discretion of the Compensation Committee (to a maximum of 25%) in order to reflect the impact of the restricted nature and potential forfeiture of the shares. The participant is not able to sell, pledge or otherwise dispose of the restricted shares, except by will or the laws of descent and distribution, for a period of two years, or such other period, and subject to such conditions, as may be determined by the Compensation Committee. In the event that the participant has been continuously employed by Platinum Holdings or its subsidiaries upon expiration of the restricted period, the participant shall obtain full dispositive power over his or her shares. The Compensation Committee may provide, in its discretion, that the restrictions on the restricted shares immediately lapse upon certain events such as a change in control of the Company or the death, disability or retirement of a participant.

         Share Options. The Compensation Committee may in its discretion permit a participant to elect to receive up to one-third of his or her award in the form of a grant of non-qualified options. The Compensation Committee will determine the number of options to be awarded in lieu of each share of restricted shares. The exercise price of an option will be equal to the fair market value of a Common Share on the date of the grant of the option. The Compensation Committee will determine the vesting requirements and the term of exercise of each option, including the effect of termination of employment or service of a participant, provided, that unless the Committee provides otherwise, the option will become vested and exercisable on the second anniversary of the date of grant if the participant has been continuously employed by Platinum Holdings or its subsidiaries. The term of a share option will be ten years from the date of grant unless otherwise provided by the Compensation Committee. To exercise an option, the participant must pay the exercise price, subject to specified conditions in cash or in Common Shares that have been held for at least six months, through a broker-assisted "cashless exercise," or by combination of any of the above methods approved by the Committee and must pay any required tax withholding amounts.

         Change In Control. The Compensation Committee may, in an award agreement, provide for the effect of a change in control on an award of restricted shares or share options. These provisions may include the lapse of restrictions or the acceleration of vesting of an award, the elimination or modification of any conditions, the extension of the time for exercise, provision for cash settlement of an award or other adjustments that the Compensation Committee considers appropriate.

         Term, Amendment and Termination The term of the CAP Plan is ten years. The Board may amend the CAP Plan at any time, subject to shareholder approval under certain circumstances provided in the CAP Plan or terminate the CAP Plan at any time, in each case, except as would adversely affect outstanding awards without participant consent.

         ST. PAUL INVESTMENT, RENAISSANCERE INVESTMENT AND PRINCIPAL
SHAREHOLDERS

         We expect to enter into a Formation and Separation Agreement relating to, among other things, the St. Paul Investment, which is the issuance of an aggregate of 6,000,000 Common Shares, or 15.0% of the outstanding Common Shares, as well as the St. Paul Option described below, to St. Paul in return for the Cash Contribution and St. Paul's contribution of the Transferred Business, having a net tangible book value at June 30, 2002 of $.11 million
(after reflecting a dividend of $15 million to be made to United States Fidelity and Guaranty Company, the parent of Platinum US, immediately prior to St. Paul's contribution to Platinum of all of the outstanding common stock of Platinum US as part of the Transferred Business), and its agreement to enter into various agreements with us. St. Paul's Cash Contribution, together with the net tangible book value of the Transferred Business at June 30, 2002, will represent an amount equal to the initial public offering price less the underwriters' discount for the Common Shares privately placed to it. If the underwriters exercise their option to purchase up to an additional 4,506,000 Common Shares in the Public Offering in whole or in part, St. Paul has the option to purchase, at a price per share equal to the initial public offering price less the underwriting discount, additional Common Shares in. order for it to retain the 15.0% interest, or up to 900,000 additional Common Shares if the underwriters' option is exercised in full.

         As part of the consideration for the Cash Contribution and St. Paul's contribution of the Transferred Business, we will grant St Paul the St. Paul Option, which is a ten-year option, exercisable in whole or in part, to purchase, at 120% of the initial public offering price, up to 6,000,000 Common Shares

         The principal terms of the St. Paul Option are described under "Certain Relationships and Related Transactions--Agreements with St. Paul--Option Agreement".

         The following table shows St. Paul's ownership following the Public Offering and St. Paul Investment, reflecting no exercise and full exercise of the underwriters' option to purchase additional Common Shares:

                                                               MAXIMUM OWNERSHIP
 SHARES ISSUED TO ST.                                                 OF
       PAUL                     SHARES ST. PAUL                 COMMON SHARES BY
      WITH NO                   MAY PURCHASE IF              ST. PAUL FOLLOWING THE
OVER-ALLOTMENT OPTION      UNDERWRITERS' OVER-ALLOTMENT       PUBLIC OFFERING AND
     EXERCISED               OPTION EXERCISED IN FULL          ST. PAUL INVESTMENT
---------------------      ----------------------------      ----------------------
    6,000,000                        900,000                        6,900,000

         In addition, we have entered into an Investment Agreement with RenaissanceRe and St. Paul relating to, among other things, the RenaissanceRe Investment, which is the issuance to RenaissanceRe of an aggregate of 3,960,000 Common Shares, or 9.9% of the outstanding Common Shares, at a price per share equal to the initial public offering price less the underwriting discount, as well as the RenaissanceRe Option described below. If the underwriters and St. Paul exercise their options to purchase up to an additional in aggregate, 5,406,000 Common Shares in connection with the Public Offering in whole or in part, RenaissanceRe has the option to purchase, at a price per share equal to the initial public offering price less the underwriting discount, additional Common Shares in order for it to retain the 9.9% interest, or up to 594,000 additional Common Shares if the underwriters' and St. Paul's options are exercised in full.

         As part of the consideration for the RenaissanceRe Investment, we will grant RenaissanceRe the RenaissanceRe Option, which is a ten-year option, exercisable in whole or in part, to purchase, at 120% of the initial public offering price, up to 2,500,000 Common Shares.

         The principal terms of the RenaissanceRe Option are described under "Certain Relationships and Related Transactions--The RenaissanceRe Investment--RenaissanceRe Option Agreement".

         The following table shows RenaissanceRe's ownership following the Public Offering and the RenaissanceRe Investment, reflecting no exercise and full exercise of the underwriters' option to purchase additional Common Shares:

                                 SHARES RENAISSANCERE          MAXIMUM OWNERSHIP OF
                                   MAY PURCHASE IF               COMMON SHARES BY
                                 UNDERWRITERS' AND ST.      RENAISSANCERE FOLLOWING THE
SHARES ISSUED TO RENAISSANCERE         PAUL'S               PUBLIC OFFERING, THE ST. PAUL
WITH NO OVER-ALLOTMENT OPTION    OVER-ALLOTMENT OPTION            INVESTMENT AND
         EXERCISED                 EXERCISED IN FULL          RENAISSANCERE INVESTMENT
------------------------------   ---------------------      -----------------------------
        3,960,000                       594,000                      4,554,000

St. Paul's address is 385 Washington Street, St. Paul, Minnesota 55102 RenaissanceRe's address is Renaissance House 8-12 Broadway, Pembroke HM 19, Bermuda. The Company is not aware of any potential 5% beneficial owner of Common Shares other than St. Paul or RenaissanceRe.

         The completion of the St. Paul Investment under the Formation and Separation Agreement and the RenaissanceRe Investment under the Investment Agreement are conditioned upon completion of the Public Offering. The closing of the St. Paul Investment and the RenaissanceRe Investment will occur simultaneously with the completion of the Public Offering. The completion of the Public Offering and the completion of the ESU Offering are conditioned on each other.

         St. Paul and RenaissanceRe have been granted rights to require the Company to register all of the Common Shares they acquire pursuant to the St. Paul Investment, the St. Paul Option, the RenaissanceRe Investment, the RenaissanceRe Option or otherwise as provided under the Formation and Separation Agreement and the Investment Agreement, respectively. See "Shares Eligible For Future Sale" and "Certain Relationships and Related Transactions".

         Messrs. Newman, Fadden and Carmichael have indicated an intent to purchase Common Shares in the Public Offering as follows:

Mr. Newman                 Common shares with an aggregate
                           purchase price of $1 million

Mr. Fadden                 Common Shares with an aggregate
                           purchase price of between $150,000
                           and $200,000

Mr. Carmichael             2,500 Common Shares

         In addition, our directors and executive officers have been granted stock options effective upon completion of the public offering. The following table sets forth the number of Common Shares subject to the options granted to our directors and executive officers.

                                                 NUMBER OF COMMON SHARES SUBJECT
                                                               TO
                                                  STOCK OPTION EXPECTED TO BE
                                                             GRANTED
                                                 UPON COMPLETION OF OF THE PUBLIC   PERCENT OF
NAME OF BENEFICIAL OWNER                                    OFFERING                 CLASS(1)
--------------------------------------------   ----------------------------------   ----------
Steven H. Newman                                             975,000                   2.4%
Jerome T. Fadden                                             975,000                   2.4%
Michael D. Price                                             300,000                      *
Neal J. Schmidt                                              150,000                      *
William A. Robbie                                            150,000                      *
Michael E. Lombardozzi                                       150,000                      *
H. Furlong Baldwin                                            25,000                      *
Dan R. Carmichael                                             25,000                      *
Jonathan F. Bank                                              25,000                      *
Jay S. Fishman                                                25,000                      *
Peter T. Pruitt                                               25,000                      *
Directors and executive officers as a group                2,825,000                   7.1%

---------------------
(1) Assuming that 40,000,000 Common Shares are outstanding upon completion of the Public Offering, which excludes (i) Common Shares which may be issued pursuant to the underwriters' option to purchase additional Common Shares, and additional Common Shares which may be purchased by St. Paul and RenaissanceRe if the underwriters exercise their option,
         (ii) Common Shares which may be issued pursuant to the St. Paul Option,
         (iii) Common Shares which may be issued pursuant to the RenaissanceRe Option, (iv) Common Shares which may be issued pursuant to the Platinum 2002 Share Incentive Plan, (v) Common Shares which may be issued pursuant to the purchase contracts that are part of the equity security units issued in the ESU Offering and (vi) Common Shares that may be issued upon exercise by St. Paul or RenaissanceRe of their pre-emptive rights in connection with the settlement of the purchase contracts that are part, of the equity security units.

*        Less than 1%.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The following summarizes the material terms of the agreements among St. Paul, RenaissanceRe and Platinum listed below. This summary is subject to, and is qualified in its entirety by reference to, all of the provisions of the relevant agreements. A copy of each agreement is filed as an exhibit to the registration statement of which, this prospectus is a part.

                          THE ST. PAUL INVESTMENT

         Prior to completion of the Public Offering and the ESU Offering, we and St. Paul and certain of St. Paul's subsidiaries will enter into a number of agreements with respect to our formation and operations. The terms of these agreements have been negotiated by Platinum and St. Paul but do not necessarily reflect terms that Platinum or St. Paul would agree to with an independent third party.

FORMATION AND SEPARATION AGREEMENT

         GENERAL. Prior to the completion of the Public Offering, the ESU Offering, the St. Paul Investment and the RenaissanceRe Investment, we will enter into the Formation arid Separation Agreement with St. Paul which will set forth the terms of our establishment and organization, certain actions that will be required to be taken prior to the completion of the Public Offering, the ESU Offering and the St. Paul Investment, termination of certain relationships with St. Paul and certain continuing relationships with St. Paul following the completion of the Public Offering, the St. Paul Investment and the ESU Offering. Under the Formation and Separation Agreement, we will, among other things, reimburse St. Paul for certain specified expenses incurred in connection with our formation, the registration of the Common Shares and the St. Paul Investment. The Formation and Separation Agreement also provides for St. Paul to reimburse us up to $4.5 million for certain transitional expenses. The Formation and Separation Agreement will provide for St. Paul to contribute to us and our affiliates the Transferred Business, which consists of certain tangible and intangible assets required for the operation of our business, including renewal rights in respect of reinsurance contracts underwritten by St. Paul, systems, records, assignments of leases and furniture arid fixtures, as well as all of the outstanding capital stock of Platinum US. It will also provide for St. Paul to make the Cash Contribution and for St. Paul and us to enter into various agreements, including the Quota Share Retrocession Agreements by which we will reinsure the Assumed Reinsurance Contracts. Pursuant to the St. Paul Investment, as consideration for St Paul's Cash Contribution and the contribution of the Transferred Business, having a net tangible book value at June 30, 2002 of $11 million (after reflecting a dividend of $15 million to be made to United States Fidelity and Guaranty Company, the parent of Platinum US, immediate1y prior to St. Paul's contribution to Platinum of all of the outstanding common stock of Platinum US as part of the Transferred Business), and its agreement to enter into various agreements with us, we will issue to St. Paul 6,000,000 Common Shares, or 15.0% of the Common Shares to be outstanding following the Public Offering, and we will grant St. Paul the St Paul Option. St. Paul's Cash Contribution, together with the net tangible book value of the Transferred Business at June 30, 2002, will represent an amount equal to the initial public offering price less the underwriters' discount for the Common Shares privately placed to it. See "--Option Agreement". If the underwriters exercise their option to purchase additional Common Shares, St. Paul has the option to purchase, at a price per share equal to the initial public offering price less the underwriting discount, up to the number of additional Common Shares as are necessary for it to retain its 15.0% interest. The number of Common Shares to be issued to St. Paul (including the number of Common Shares issuable pursuant to the St. Paul Option) for the Cash Contribution and the contribution of the Transferred Business was determined by St. Paul and Platinum Holdings, based on the nature of the business transferred, including the contractual arrangements between the parties, and the expected valuation of Platinum Holdings in the Public Offering.

         GENERAL CROSS INDEMNIFICATION. The Formation and Separation Agreement provides that, except as otherwise set forth in any provision of the Formation and Separation Agreement or any other agreement between St. Paul and us provided for therein:

         - St. Paul generally shall indemnify Platinum Holdings, Platinum Ireland, Platinum US, Platinum UK and Platinum Bermuda and their respective officers, directors, employees, representatives and agents (the "Platinum Indemnities") from and against any and all losses, liabilities, claims, damages, obligations, payments, costs and expenses ("Liabilities") of any such Platinum Indemnitee that arise out of any act, omission, event or condition occurring or arising prior to the completion of the Public Offering relating to (1) (A) the ownership, operation or use of the reinsurance business of St. Paul Re or the assets transferred to us by St. Paul or any of its subsidiaries, and (B) Platinum US; (2) any breach by St. Paul, any of its subsidiaries, or any person acting on behalf of St. Paul or any such subsidiary of any representation, warranty, covenant or undertaking contained in the Formation and Separation Agreement or any other agreement between St. Paul and us provided for thereby; and (3) any and all taxes (the "Pre-closing Taxes") (A) imposed on St. Paul and its "affiliated group" as defined in Section 1504(a) of the Code, (B) relating to Platinum US or for which Platinum US could be liable, or (C) directly relating to the assets transferred with the Transferred Business for any taxable periods ending on or before the date of the completion of the Public Offering, subject to certain exceptions. St. Paul will not be obligated to so indemnify any Platinum Indemnitee for any Liabilities arising out of any act or omission occurring or arising prior to the completion of the Public Offering of any of Steven H. Newman, Jerome T. Fadden, William A. Robbie, Michael E. Lombardozzi or Michael D. Price taken in furtherance of the organization of Platinum Holdings or its subsidiaries, the Public Offering, the registration statement of which this prospectus is a part, the agreements between St. Paul and us provided for in the Formation and Separation Agreement, Or the transactions related thereto but otherwise do include Liabilities arising out of any act or omission occurring or arising prior to the completion of the Public Offering of any of such individuals in their capacities as officers of St. Paul Re.

         - Platinum Holdings shall indemnify St. Paul, its subsidiaries and their respective officers, directors, employees, representatives and agents (the "St. Paul Indemnitees") from and against any and all Liabilities of any such St. Paul Indemnitee that arise out of any act, omission, event or condition occurring or arising at or after the completion of the Public Offering relating to (1) the ownership, operation or use of the business of Platinum or the related assets by Platinum on or after the completion of the Public Offering; (2) any breach by Platinum Holdings, any of its subsidiaries or any person acting on behalf of Platinum Holdings or any such subsidiary of any representation, warranty, covenant or undertaking contained in any agreement between St. Paul and us provided for in the Formation and Separation Agreement; and (3) any and all taxes that are not Pre-closing Taxes. Platinum's Liabilities include all Liabilities relating to the employment agreements with Jerome T. Fadden, Steven H. Newman, William A. Robbie, Michael E. Lombardozziand Michael D. Price irrespective of whether occurring or arising prior to, on or after the completion of the Public Offering and all Liabilities relating to the obligations of St. Paul and its subsidiaries to write or renew certain reinsurance agreements incepting on or after January 1, 2002.

This general indemnification under the Formation and Separation Agreement does not cover any Liabilities relating to the Public Offering under the federal or any state securities laws.

         SECURITIES INDEMNIFICATION BY PLATINUM HOLDINGS. The Formation and Separation Agreement provides that Platinum Holdings shall indemnify (including reimbursement for expenses) to the full extent permitted by law, St. Paul, its subsidiaries and their respective officers, directors, employees and agents, and each person who controls any of them and the officers, directors, employees and agents of each such controlling person (each, a "St. Paul Registration Indemnitee"), from and against any and all Liabilities arising out of or based upon any untrue statement or alleged untrue statement of a material fact in the "Platinum Information", being the information (other than the St. Paul Information and Shared Information (each as defined below)) contained in the registration statement relating to the Public Offering, the registration statement relating to the ESU Offering or the private offering memorandum relating to the RenaissanceRe Investment or arising out of or based upon any omission or alleged omission to state a material fact required to be stated or necessary to make the statements in the Platinum Information not misleading.

         SECURITIES INDEMNIFICATION BY ST. PAUL. The Formation and Separation Agreement provides that St. Paul shall indemnity (including reimbursement for expenses), to the full extent permitted by law, Platinum Holdings, its subsidiaries and their respective officers, directors, employees and agents and each person who controls any of them and the officers, directors, employees, and agents of each such controlling person (each, a "Platinum Registration Indemnitee") from and against any and all Liabilities (including "Damages", if any, owed by us to RenaissanceRe pursuant to Section 10.13 of the Investment Agreement (the "RenaissanceRe Liabilities")) arising out of or based upon any untrue statement or alleged untrue statement of a material fact in the "St. Paul Information" contained in the registration statement relating to the Public Offering, the registration, statement, relating to the ESU Offering, and the private offering memorandum relating to the RenaissanceRe Investment or arising out of or based upon any omission or alleged omission to state a material fact required to be stated or necessary to make the statements in the St. Paul Information not misleading. St. Paul Information is generally the information in this prospectus and the prospectus relating to the ESU Offering set forth under the captions "The Predecessor Business" and in the financial statements of "The St. Paul Companies, Inc. Reinsurance Underwriting Segment (Predecessor)".

         INDEMNIFICATION FOR SHARED INFORMATION. Notwithstanding the indemnification provisions in the two preceding paragraphs, St. Paul and Platinum shall indemnify (including reimbursement for expenses), to the full extent permitted by law, each Platinum Registration Indemnitee and each St.
Paul Registration Indemnitee, respectively, for 50% of any and all Liabilities (including RenaissanceRe Liabilities, if any,) arising out of or based upon, any untrue statement or alleged untrue statement of a material fact in the Shared Information contained in the registration statement relating to the Public Offering, the registration statement relating to the ESU Offering or the private offering memorandum relating to the RenaissanceRe Investment or arising out of or based upon any omission or alleged omission to state a material fact required to be stated or necessary to make the statements in the Shared Information not misleading. "Shared Information" means any numerical, financial, narrative or other information contained in the Platinum Information that is based on or related to any pro forma financial information or disclosure with respect to the Transferred Business described in the registration statement.

         SECURITIES CONTRIBUTIONS. If for any reason the foregoing securities indemnifications are unavailable to, or are insufficient to hold harmless, any registration indemnitee, the indemnifying party shall contribute to the amount paid or payable by such registration indemnitee in a proportion to reflect the parties' relative benefits and relative faults. For the avoidance of doubt, St. Paul may not require any contribution from Platinum for any Liabilities arising out of or based upon any St. Paul Information, and Platinum may not require any contribution from St. Paul for any Liabilities arising out of or based upon any Platinum Information. Furthermore, any contribution with respect to any Liabilities arising out of or related to any Shared Information are limited to 50% of the amount of such Liabilities.

         LIMITATIONS ON SECURITIES INDEMNIFICATION BY ST. PAUL. St. Paul's aggregate liability to the Platinum Registration Indemnitees, including with respect to RenaissanceRe Liabilities, is limited to a duration of two years following the completion of the Public Offering and the ESU Offering and covers only the excess of (1) $400 million over (2) any amounts directly paid or payable by St. Paul (x) to investors in the Public Offering and the ESU Offering in respect of claims against St. Paul arising under the registration statement relating to the Public Offering, the registration statement relating to the ESU Offering, (y) to RenaissanceRe in connection with the RenaissanceRe Investment, and/or (z) the underwriters of the Public Offering and the ESU Offering pursuant to an obligation of St. Paul under the underwriting agreements for the Public Offering and the ESU Offering to pay certain indemnification, contribution and expense reimbursement obligations of Platinum to the underwriters if Platinum fails to pay in defined circumstances. The limitation to $400 million in clause (1) of the preceding sentence applies to the Public Offering, the ESU Offering and the RenaissanceRe Investment taken together and not individually. In the event Platinum Holdings is obligated to indemnify RenaissanceRe with respect to RenaissanceRe Liabilities arising out of St. Paul Information or Shared Information, Platinum Holdings and St. Paul agree that (i) the payment by St. Paul to Platinum Holdings of any amounts with respect to indemnification of such RenaissanceRe Liabilities shall be segregated from other indemnification payments (if any) made by St. Paul to Platinum Holdings so that they may be available to RenaissanceRe (such segregated amounts not to exceed $40 million), and (ii) no payments shall be made by St. Paul to any Platinum Registration indemnitees or others that in the aggregate exceed $360 million prior to the satisfaction by St. Paul of any obligation to indemnify Platinum in order to satisfy indemnification of any RenaissanceRe Liabilities prior to the termination of St. Paul's obligations to Platinum Registration Indemnitees. For a discussion of Platinum's obligations to indemnify RenaissanceRe, see "--The RenaissanceRe Investment--Investment Agreement--Indemnification and Waiver".

         If Platinum Registration Indemnitees make a claim for the indemnification, contribution or reimbursement of expenses against St. Paul (including with respect to RenaissanceRe Liabilities), St. Paul's obligation to indemnify, contribute to, or reimburse the Platinum Registration Indemnitees (including with respect to RenaissanceRe Liabilities) with respect to such claim is conditioned on, and only payable upon, the concurrent settlement or resolution of all claims then outstanding at the time of such settlement or resolution against St. Paul (other than claims by the underwriters of the Public Offering and the ESU Offering) which are then subject to the limitation on liability set forth in the immediately preceding paragraph provided St. Paul continues in good faith to seek and assist in the resolution or settlement of all such claims.

         NON-COMPETITION. The Formation and Separation Agreement generally provides that, for a period of two years after the completion of the Public Offering, neither St. Paul nor any of its subsidiaries or any of their respective directors, officers or agents may

         (1) offer, issue, sell, refer or promote, directly or indirectly, any contracts of reinsurance of the same type as the Assumed Reinsurance Contracts and for which St. Paul has granted to Platinum the rights to seek renewal, provided that Platinum continues to provide, during the two-year non-competition period, reinsurance coverage of such types to third parties;

         (2) employ, offer to employ or solicit with a view to employment specified key employees or employees in specified positions of Platinum; or

         (3) use or disclose to any person other than Platinum Holdings or any of its subsidiaries any information relating to the Transferred Business of a confidential nature except in connection with the administration of (1) the Assumed Reinsurance Contracts and the run-off business of St. Paul or (2) any liabilities retained by St. Paul. St. Paul, its subsidiaries and their respective directors, officers and agents may disclose such confidential information relating to the Transferred Business only in the ordinary course of business, consistent with past practice and shall use reasonable efforts to avoid providing such confidential information relating to the Transferred Business to a competitor of Platinum under circumstances reasonably likely to materially impair the value of Platinum's right to seek such renewals of any reinsurance agreements underwritten by St. Paul Re and in effect as of the date of completion of the Public Offering.

         In addition, for two years after the completion of the Public Offering, neither St. Paul nor any of its subsidiaries may sponsor or assist, directly or indirectly, in the sponsorship of a newly formed

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property or casualty reinsurer for so long as St. Paul continues to own 10% or more of the outstanding Common Shares.

         The non-competition agreements in clauses (1) and (2) above are not binding upon a subsidiary of St. Paul after the time such person ceases to be a subsidiary. With certain exceptions, the non-competition agreement in clause (1) above does not apply to any affiliate of St. Paul that is not a subsidiary of St. Paul, including any person which acquires all or substantially all of the capital stock or assets of St. Paul through merger, consolidation, tender offer, acquisition of assets or otherwise, but the non-competition agreements in clauses (2) and (3) shall apply to such affiliates of St. Paul.

         Notwithstanding the foregoing, neither St. Paul nor any of its subsidiaries is prohibited from

         (1) engaging in any line of business in which it is engaged immediately after the completion of the Public Offering and for which St. Paul has not transferred to Platinum the right and any obligations to seek renewals, including, without limitation, the run-off business (but not including any renewals thereof) of St. Paul, purchasing reinsurance for its own account, the reinsurance business written through Discover Re and Lloyd's of London operations and property catastrophe facultative business written by St. Paul's CATrisk Property division;

         (2) acquiring any person or any interest in any person engaged in any line of business except for an acquisition of an interest of more than 49% of a person that generated 50% or more of its gross revenues, excluding investment income and realized investment gains and losses, in the most recent fiscal year for which financial statements are available, by writing property or casualty reinsurance (a "Permitted Acquiree"), provided that such an acquired person is not allowed to use the name "St. Paul", "USF&G" or "F&G" or any derivative thereof or any logo or mark identified with such names in connection with its reinsurance business, provided further, however, that St. Paul and any of its subsidiaries may acquire an interest of more than 49% of a person that is not a Permitted Acquiree if St. Paul or such subsidiary promptly divests the property or casualty reinsurance operations of such person; or

         (3) soliciting, offering, issuing, selling, purchasing or referring any contracts of reinsurance of any type (A) with any of St. Paul's affiliates, (B) in connection with St. Paul's run-off business (other than renewals thereof) or (C) in connection with finite business covered by any of the Quota Share Retrocession Agreements or which Platinum and its subsidiaries declines to reinsure.

         TRANSFER RESTRICTIONS. The Formation and Separation. Agreement provides that, except in connection with any tender or exchange offer made to all holders of Common Shares and certain other situations, St. Paul may not transfer more than 9.9% of the Common Shares outstanding at the time of such transfer to any person that generated 50% or more of its gross revenues in the most recent fiscal year for which financial statements are available by writing property or casualty insurance or reinsurance.

         STANDSTILL PROVISIONS. The Formation arid Separation Agreement provides that neither St. Paul nor any of its subsidiaries, nor any director, officer, employee, agent or representative of St. Paul or such subsidiaries (collectively, the "Representatives") may (and St. Paul, its subsidiaries and such Representatives will not act in concert or participate with or advise, encourage, solicit or seek to influence any other party or entity to), seek to advise, encourage or influence any party or entity with respect to the voting of any of our voting securities in an attempt to cause a change in control of Platinum Holdings, initiate or otherwise solicit our shareholders for the granting of any proxy or the approval of one or more shareholder proposals in an attempt to cause a change in control of Platinum Holdings or induce or attempt to induce any other party or entity to seek any proxy in an attempt to cause a change in control of Platinum Holdings or to initiate any shareholder proposal in an attempt to cause a change in control of Platinum Holdings, or directly or indirectly acquire,

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 announce an intention to acquire, or agree to acquire, by purchase or otherwise, beneficial ownership of any voting securities; of Platinum Holdings, if immediately after any such acquisition, St. Paul or any subsidiary of St. Paul would beneficially own, in the aggregate, more than 24.9% of the voting securities of Platinum Holdings then outstanding, provided that there are no limitations on St. Paul's ability to communicate with RenaissanceRe or any of its affiliates in respect of any matter.

         A change in control of Platinum Holdings is deemed to have occurred if
(i) any person or group (as defined for purposes of Section 13 of the Exchange
Act) (excluding Platinum Holdings or any wholly owned subsidiary thereof) becomes the beneficial owner of more than 50% of the outstanding equity securities of Platinum Holdings representing the right to vote for the election of directors or (ii) there shall occur a merger, consolidation or other business combination in which Platinum Holdings is acquired (unless the shareholders of Platinum Holdings immediately before such business combination own, directly or indirectly, immediately following such business combination, at least a majority of the combined voting power of the entity resulting from such business combination).

         PRE-EMPTIVE RIGHTS. The Formation and Separation Agreement provides that if Platinum Holdings proposes to issue (a "Dilutive Transaction") any Common Shares or any securities convertible into, exchangeable for or carrying in any way the right to acquire Common Shares ("New Securities"), St. Paul will have the right to subscribe for up to such number of new securities of Platinum Holdings as is necessary to maintain St. Paul's beneficial ownership interest in Platinum Holdings at the same percentage owned immediately prior to the Dilutive Transaction. The precise number of New Securities to be issued to St. Paul will be rounded up to the nearest round lot number. The issuance of Common Shares upon the settlement of the purchase contracts forming part of the equity security units issued in the ESU Offering is deemed to be a Dilutive Transaction. St. Paul has the right to register any Common Shares acquired by it pursuant to such pre-emptive rights in accordance with the provisions of the Registration Rights Agreement described under " -- Registration Rights Agreement with St. Paul".

         St. Paul will have no preemptive rights with respect to any new securities issued pursuant to any director or employee benefit plans of Platinum Holdings or any acquisition transaction engaged in by Platinum Holdings. St. Paul's pre-emptive rights to subscribe for new securities will terminate at the time St. Paul beneficially owns less than 10% of Platinum Holdings' outstanding Common Shares. Furthermore, St. Paul will have no pre-emptive rights with respect to any proposed Dilutive Transaction if (1) in an underwritten public offering, the underwriters request a reduction of the number of new securities to be issued; (2) a nationally recognized investment bank mutually agreed by Platinum Holdings and St. Paul advises St Paul and Platinum Holdings in writing to the effect that exercising St. Paul's pre-emptive rights would materially hinder or interfere with the proposed Dilutive Transaction. In addition, St. Paul will have no pre-emptive rights in the event of an issuance of Common Shares upon the conversion or exchange of New Securities with respect to the issuance of which St Paul had pre-emptive rights. In addition, St. Paul will have no preemptive rights to subscribe for New Securities if the ownership thereof would cause St. Paul to be a "United States 25% Shareholder". See "Description of our Common Shares -- Restrictions on Transfer".

         SHARE BUY-BACK PROGRAMS. The Formation and Separation Agreement provides that if Platinum Holdings repurchases its Common Shares (and if applicable, new securities as specified above under "--Pre-Emptive Rights") in accordance with a repurchase program approved by Platinum Holdings' board of directors, then St. Paul must sell to Platinum Holdings, on each day on which any Common Shares are so repurchased at a price equal to the average price of repurchases by Platinum Holdings on such day, that number of Common Shares which is necessary to limit St. Paul's beneficial ownership interest in Platinum Holdings to no more than 24.9% of the outstanding Common Shares after all such repurchases. St. Paul may require that any repurchases from it by Platinum Holdings must be at the average purchase price of any

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repurchases effected by Platinum Holdings on such day pursuant to Rule 10b-18 under the Exchange Act.

         LIMIT ON RECOVERY FROM PLATINUM OFFICERS AND DIRECTORS. The Formation and Separation Agreement provides that, in any legal action which may be commenced by St. Paul against Platinum, its officers and/or its directors, St. Paul shall not recover from Platinum's officers or directors in excess of the amount Platinum is able to indemnify such officers or directors other than in the circumstance where such indemnification is restricted due to such officers and/or directors having engaged in fraud, intentional misconduct or criminal acts. Platinum's officers and directors are third party beneficiaries of this agreement by St. Paul.

QUOTA SHARE RETROCESSION AGREEMENTS

         Subject to the completion of the Public Offering, the ESU Offering and the St. Paul Investment, St. Paul and its subsidiaries will transfer the liabilities, related assets and rights and risks under the Assumed Reinsurance Contracts to our insurance company subsidiaries through several 100% Quota Share Retrocession Agreements. All the Quota Share Retrocession Agreements will take effect as of 12:01 a.m. on the later of the business clay immediately following the date of the completion of the Public Offering or October 1, 2002. Accordingly, while St. Paul will be contractually committed to effect the transfer, the effective time of the transfer of the Assumed Reinsurance Contracts will occur after the investors purchase Common Shares in this offering. The transfer of all other assets will take place on the date of completion of the Public Offering.

         The Quota Share Retrocession Agreements will provide for certain insurance subsidiaries of St. Paul to transfer to us cash in an amount equal to all of the existing loss and allocated loss adjustment expense, unearned premium (subject to agreed upon adjustments) and other related reserves as of the date of the transfer and 100% of future premiums (less any ceding commission) associated with the Assumed Reinsurance Contracts relating to periods after the date of the transfer. With respect to certain non-traditional contracts of reinsurance, a portion of the future premium will be applied to settle balances related to prior year experience for the benefit of St. Paul Also with respect to certain other non-traditional contracts of reinsurance. St. Paul will cede losses in excess of profit balances related to prior year experience. We will indemnity St. Paul for any unpaid losses, loss adjustment expenses and other payment obligations incurred by St. Paul under the Assumed Reinsurance Contracts on or after January 1 2002 and prior to the time of the transfer. We will also assume liability for 100% of all future loss, loss adjustment expense and other payment obligations that, arise under the Assumed Reinsurance Contracts on and after the date of the transfer. St. Paul will retain ail of its reinsurance exposure not being transferred to us including any related punitive damages and will administer the associated run-off. The Quota Share Retrocession Agreements provide, with limited exceptions, that retrocessional reinsurance purchased by St. Paul Re in respect of the Assumed Reinsurance Contracts shall inure to our benefit and shall be at our expense.

         It is anticipated that our insurance subsidiaries will maintain in trust assets to secure their obligations to the St. Paul insurance subsidiaries that cede business to us under the Quota Share Retrocession Agreements. We would be permitted to terminate the trusts if the reserves transferred by the insurance subsidiaries of St. Paul do not exceed specified amounts (for example, $100 million in the case of Platinum US's Quota Share Retrocession. Agreement with St. Paul Fire and Marine Insurance Company) as of two successive calendar year ends. It is possible that, alternative mutually agreeable credit support arrangements will be substituted for those described above.

         Under the Quota Share Retrocession Agreements, St. Paul retains underwriting gain or loss with respect to the Assumed Reinsurance Contracts for the period from January 1, 2002 up to the transfer date, which is 12:01 a.m. on the later of the business day immediately after the date of completion of the Public Offering or October 1, 2002. Accordingly, St. Paul retains underwriting

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losses, if any, with respect to catastrophes arising before the transfer date to the extent reserves are established therefore as of such date. Platinum bears all underwriting loss from catastrophes occurring on or after the transfer date and any underwriting loss or gain resulting from reestimation of catastrophe losses established by St. Paul as of the transfer date. Under the Quota Share Retrocession Agreements, premiums attributable to policy periods prior to the transfer date are retained by St. Paul, and premiums attributable to periods on or following the transfer date are for Platinum's benefit. Consistent with St. Paul's accounting practices, St. Paul and Platinum intend to allocate 2002 premiums attributable to catastrophe coverage before and after the transfer date between themselves on a pro rata basis over the applicable policy period, without adjustment for seasonally that exists for certain catastrophe losses. Certain catastrophic events, such as hurricane and windstorm exposure in North America, tend to occur more frequently in the latter half of the calendar year. Accordingly, Platinum's premium income attributable to certain catastrophe coverages and earned in the period following the time of effectiveness of the Quota Share Retrocession Agreements may not, due to seasonally among other factors, sufficiently match Platinum's exposure to losses from certain catastrophic events which may occur in the remaining part of 2002.

UNDERWRITING MANAGEMENT AGREEMENTS

         In the case of business written in the U.S., for the period of one year following the completion of the Public Offering, we will have the right to underwrite specified reinsurance business on behalf of St. Paul in cases where we are unable to underwrite that business ourselves because, despite using our reasonable best efforts, we have not obtained a necessary or desirable regulatory license or approval to do so or we have not yet been approved as a reinsurer by the cedent We will reinsure such business pursuant to the Quota Share Retrocession Agreements. In the case of business written in the U.K., St. Paul will continue to write such business through the agency of Platinum UK in cases where we are unable to underwrite that business ourselves because, despite using our reasonable best efforts, we have not obtained a necessary or desirable regulatory license or approval to do so or we have not yet been approved as a reinsurer by the cedent until the earlier of the first anniversary of the completion of the Public Offering and the date at which Platinum UK obtains a license. This will allow us to participate in reinsurance business which is bound after the completion of the Public Offering without any delay occasioned by the start-up of our operations, including the lack of required licenses, and facilitate the transition of St. Paul Re's business to us.

         For a period of three years following the completion of the Public Offering, we will underwrite on behalf of St. Paul Re, subject to the consent of St. Paul, renewals of in-force contracts of finite reinsurance. St. Paul Re will retrocede to us 100% of the unpaid and future losses under currently in-force contracts and we will have the option to reinsure losses under certain renewed contracts and will be required to offer to reinsure losses under other contracts for a fair market retrocession premium pursuant to the Quota Share Retrocession Agreements. Under the Quota Share Retrocession Agreements, a portion of future premiums will be applied to settle balances related to prior year experience for the benefit of St. Paul. St. Paul will have an option to renew this arrangement with us for a subsequent period of two years. In the U.K. this arrangement will be limited to finite treaties which St. Paul Re has entered into with a small number of identified cedents and any further finite treaties which may be entered into on behalf of St. Paul Re UK prior to September 30, 2003.

UK BUSINESS TRANSFER AGREEMENT

         St. Paul Reinsurance Company Limited ("St. Paul Re UK") and Platinum UK will enter into a UK Business Transfer Agreement under which Platinum UK will, subject to the completion of the Public Offering, the ESU Offering and the St. Paul Investment and as of the date of completion of the Public Offering, acquire the reinsurance business of St. Paul Re UK, together with the associated

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customer lists and goodwill (other than the assumption of liability for, or the management of, existing reinsurance contracts entered into by St. Paul Re UK). If, at the completion of the Public Offering, Platinum UK has not obtained a license, Platinum UK will carry on this reinsurance business solely as agent of St. Paul Re UK in accordance with specific provisions included in the Underwriting Management Agreement between St. Paul Re UK and Platinum UK until the earlier of the first anniversary of the completion of the Public Offering and the date on which such authorization is obtained. During the term of this agency, this reinsurance business will be the subject of 100% quota share retrocession agreements to Platinum US. Once Platinum UK is authorized to carry on insurance business in the United Kingdom in its own right, it will be entitled to write reinsurance business for its own account and benefit in succession to St. Paul Re UK. Platinum UK will not be in a position to write reinsurance business for its own account arid benefit in succession to St. Paul Re UK, unless and until such authorization shall have been obtained.

         The UK Business Transfer Agreement also provides for the transfer of certain St. Paul Re UK employees from St Paul Re UK to Platinum UK and provides for the allocation of assets and liabilities and certain other agreements with respect to employee compensation and benefit plans.

MASTER SERVICES AGREEMENTS

         Effective as of the completion of the Public Offering, the ESU Offering and the St. Paul Investment, we expect to enter into Master Services Agreements with St Paul and certain of its subsidiaries for the provision by them of certain services for a transitional period of time. The principal services to be covered by these agreements include accounting, payroll administration, human resources management and systems support. The services will be provided as long as we deem necessary, but no later than June 30, 2003, although the provision of particular services may be extended on a case-by-case basis. The services are to be provided at their cost to St. Paul.

RUN-OFF SERVICES AGREEMENTS

         Effective as of the completion of the Public Offering, the ESU Offering and the St. Paul Investment, we will enter into Run-off Services Agreements with St. Paul and certain of its subsidiaries under which we will, for a period of up to two years following completion of the Public Offering, provide St. Paul with specified services in administering the run-off of the reinsurance contracts entered into by St. Paul's insurance subsidiaries prior to January 1, 2002 and not reinsured by us and of the Assumed Reinsurance Contracts. The services are to be provided at their cost to us.

EMPLOYEE BENEFITS AND COMPENSATION MATTERS AGREEMENT

         Effective upon the completion of the Public Offering, the ESU Offering and the St. Paul Investment, Platinum US will enter into an Employee Benefits and Compensation Matters Agreement with St. Paul that provides for the transfer of our employees from St. Paul and provides for the allocation of assets and liabilities and certain other agreements with respect to employee compensation and benefit plans. Pursuant to the agreement, all eligible employees of Platinum US will continue to participate, through December 31, 2002, in certain St. Paul welfare arid fringe benefit plans on the same basis as if they had remained St. Paul employees, after which the employees will participate in employee benefit plans established and maintained by Platinum US. Platinum US will be responsible for the costs of providing this continuation coverage to eligible Platinum US employees under the welfare and fringe benefit plans in accordance with the terms of a letter agreement to be entered into between St. Paul and Platinum US.

         Each Platinum US employee who participated in the St. Paul 401(k) plan or the St. Paul Stock Ownership Plan prior to the completion of the Public Offering will receive employer matching contributions under each plan through the date of completion of the Public Offering and all matching contributions, as well as performance share awards under The St. Paul Stock Ownership Plan, will be fully vested as of the completion of the Public Offering. Following the completion of the

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Public Offering, the Platinum US defined contribution plan will accept the rollover of eligible rollover distributions from the St. Paul 401(k) plan and the St. Paul Stock Ownership Plan.

         For purposes of the St. Paul stock option plans, transfer of an employee's employment from St. Paul to Platinum US will be deemed to be a termination of employment. All St. Paul stock options held by Platinum US employees that are vested as of the completion of the Public Offering will be exercisable in accordance with their terms and the relevant stock option plan. All stock options held by Platinum US employees that are unvested as of the completion of the Public Offering will terminate as of the completion of the Public Offering; and each such Platinum US employee will be entitled to receive, for each unvested stock option that otherwise would have vested during the period from the date of completion of the Public Offering through the second anniversary of such date, a cash payment from us (to be reimbursed to us by St.
Paul) on each date an option otherwise would have vested equal to the number of shares subject to the employee's options that otherwise would have vested on such vesting date, multiplied by the spread between the exercise price per share and the closing price per share of the common stock of St. Paul on the date of completion of the Public Offering, provided the employee is still employed by Platinum US as of each such date. All unvested St. Paul restricted stock held by Platinum US employees that otherwise would have vested during the period from the date of completion of the Public Offering through the first anniversary of such date, will vest immediately prior to the date of completion of the Public Offering. All other St. Paul restricted stock that is unvested as of the date of completion of the Public Offering will terminate as of such date and be of no further force and effect.

         Each Platinum US employee who is a participant in the St. Paul tax-qualified defined benefit pension plan or is a participant in the St. Paul retiree health plan as of the date of completion of the Public Offering and who is (i) within two years of satisfying the minimum retirement eligibility requirements of the pension plan (or the minimum requirement to receive retiree health or life insurance benefits in the case of the retiree health plan) or
(ii) is at least 50 years old and has a minimum of 20 years of credited service under the plan, will receive additional age and service credit under the corresponding plan for service provided to Platinum US and its affiliates following the date of completion of the Public Offering as if such service had been with St. Paul in an amount equal to only the amount of additional age and service credit each such employee needs to meet the minimum retirement eligibility requirements under the pension plan (and the minimum requirement to receive retiree health and life insurance benefits under the retiree health plan). The Platinum US defined contribution plan will accept the rollover of eligible rollover distributions from the St. Paul defined benefit pension plan, including amounts credited for retiree medical under the cash balance portion of the St. Paul defined benefit pension plan.

         Each Platinum US employee who, as of the date of completion of the Public Offering, is a participant in the portion of the St. Paul Benefit Equalization Plan (the "BEP") that provides benefits that otherwise would have been provided under the St. Paul defined benefit plan if not for limitations of the Internal Revenue Code and who is (i) within two years of satisfying the minimum retirement eligibility requirements of the BEP or (ii) is at least 50 years old and has a minimum of 20 years of credited service under the BEP will receive additional age and service credit under the BEP for service provided to Platinum US and its affiliates following the date of completion of the Public Offering as if such service had been with St. Paul in an amount equal to only the amount of additional age and service credit each such employee needs to meet the minimum retirement eligibility requirements under the BEP.

         In addition, St. Paul will reimburse Platinum US for the annual bonus each of the eligible Platinum US employees would have been eligible to receive based on actual St. Paul performance based on 100% of 2001 bonus targets and prorated for the period from January 1,2002 through the date of completion of the Public Offering, provided that each such employee is employed by Platinum US on the date that 2002 annual bonuses are paid. Platinum US will also adopt the

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St. Paul's Enhanced Severance Program and will keep the program in effect for
St. Paul Re employees transferred to Platinum US for 90 days following the date of completion and St. Paul will remain liable for the expense of each eligible Platinum US employee who is terminated during the 90-day period based on such employee's accrued service and salary through the date of completion of the Public Offering. St. Paul has also agreed to continue in effect its Enhanced Severance Program for 90 days following the Public Offering for all St. Paul Re employees whose employment is not transferred to Platinum US. St. Paul also agrees to honor all existing retention obligations entered into between St. Paul Re employees and to recognize for purposes of the retention obligations, service provided to Platinum US following the date of completion of the Public Offering. St. Paul shall be liable for the cost of such existing retention obligations to the extent accrued through the date of completion of the Public Offering and Platinum US shall be liable for the cost of such retention obligations to the extent accrued after the date of completion of the Public Offering.

         St. Paul shall generally retain all liabilities with respect to any employee benefit plan, program, policy or arrangement maintained by St. Paul for the benefit of St. Paul Re employees (including St. Paul Re employees who become employees of Platinum US), any other liabilities of any nature whatsoever relating to such persons that relate to the periods on or prior to the completion of the Public Offering or any other liabilities of any nature whatsoever relating to St. Paul Re employees who do not become Platinum US employees that relate to any period before or after such date.

TRANSITIONAL TRADEMARK LICENSE AGREEMENTS

         Effective as of the completion of the Public Offering, the ESU Offering and the St. Paul Investment, we will enter into several Transitional Trademark License Agreements with St. Paul (or subsidiaries of St. Paul) under which we will be granted a royalty-free, limited, non-sublicensable (except to our operating subsidiaries), non-transferable, exclusive license to use certain St. Paul trademarks and service marks in connection with our reinsurance business for one year after completion of the Public Offering. Under these agreements, St. Paul will retain exclusive ownership of these marks, and we will be permitted to sublicense our operating subsidiaries to use them.

REGISTRATION RIGHTS AGREEMENT WITH ST. PAUL

         Effective as of the completion of the Public Offering, the ESU Offering and the St. Paul Investment, Platinum Holdings will enter into a registration rights agreement with St. Paul. Under this agreement, commencing one year after the completion of the Public Offering (unless we consent to an earlier date, such consent not to be unreasonably withheld, provided that such earlier date shall not be less than 180 days after completion of the Public Offering unless Goldman, Sachs & Co. consents), St. Paul will have the right to require us, subject to specified exceptions, on four occasions, to register under the 1933 Act any Common Shares owned by St. Paul or its affiliates for sale in a public offering. From and after the fifth anniversary after the completion of the Public Offering, St. Paul will have the right to an additional two demand registrations if St. Paul beneficially owns more than 9.9% of the Common Shares then outstanding.

         St. Paul may not require Platinum Holdings to effect more than one demand registration per 12-month period, and St. Paul must include a number of Common Shares in each demand registration with a market value equal to at least $50 million, except that this limitation will not apply to St. Paul's last demand registration. If we propose to file a registration statement covering Common Shares at any time, St. Paul will have the right to include Common Shares held by it or its affiliates (including shares obtainable pursuant to the St. Paul Option and upon the settlement of the purchase contracts forming part of
the equity security units on     , 2005) in the registration, in each case on a
second-priority basis pro-rata with any other shareholders, with Platinum Holdings including its shares on a first-priority basis.

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SUBLEASE AGREEMENTS

         Effective as of the completion of the Public Offering, the ESU Offering and the St. Paul Investment, we will enter into various sublease agreements or assignments of lease with St. Paul or one of its subsidiaries under which we will rent office space in New York (until January 30, 2003), Chicago (until August 3.1, 2005) and Miami (until November 30, 2006). We also expect to enter into sublease agreements or assignments of lease with St. Paul or one of its subsidiaries under which we will rent office space in London (until June 17, 2008) and Tokyo (until June 30, 2003). See "Business--Our Business--Our Facilities".

ST. PAUL OPTION AGREEMENT

         Effective as of the completion of the Public Offering, Platinum Holdings will enter into an agreement with St. Paul with respect to the St. Paul Option, which will give St. Paul the right to purchase up to 6,000,000 Common Shares under the circumstances described below. The exercise price per share under the St. Paul Option is 120% of the initial public offering price per share. The exercise price of the St Paul Option is subject to antidilution adjustment, including the following. If we make any cash distribution in any calendar year to all or substantially all holders of our Common Shares (the "Current Distribution") in an aggregate amount that, when combined with the aggregate amount of all other cash distributions paid to all or substantially all holders of our Common Shares within that calendar year, exceeds (1) for calendar year 2003, the Initial Dividend (as defined below) or (2) for any subsequent calendar year, an amount equal to the Initial Dividend increased at a rate of 10% per annum from January 1, 2003, compounded annually on December 31 of each year commencing in 2003 (such excess of the Current Distribution being herein referred to as the "Excess Distribution Amount"), the exercise price per share in effect immediately prior to the close of business on the date fixed for such payment shall be reduced by the Excess Distribution Amount, such reduction to become effective immediately prior to the opening of business on the day following the date fixed for such payment. The "Initial Dividend" means the distributions described above paid by us to all or substantially all holders of our Common Shares during the 2003 calendar year as determined by our Board of Directors, up to a maximum of $0.44 per Common Share.

         The St. Paul Option is exercisable, in whole or in part, at any time prior to the tenth anniversary of the completion of the Public Offering.

         Exercise of the St. Paul Option by St. Paul in full immediately after completion of the Public Offering would increase its percentage interest in our Common Shares to approximately 26.1%, assuming no exercise of the underwriters', St. Paul's and RenaissanceRe's options to purchase additional Common Shares in connection with the Public Offering or of the RenaissanceRe Option. However, St. Paul has agreed with Platinum Holdings that prior to any exercise of the St. Paul Option, it will, if necessary, dispose of a sufficient number of Common Shares so that, immediately after exercise of the St. Paul Option, St. Paul will not be a "United States 25% Shareholder". See "Description of our Common Shares--Restrictions on Transfer".

         The St. Paul Option provides that it may be transferred by St. Paul (1) in the event of a merger of St. Paul into another person, or a sale, transfer or lease of all or substantially all the assets of St. Paul to another person; provided, that, such transfer is to the other party to such transaction with St. Paul or (2) at any time on or after the second anniversary of the date of completion of the Public Offering to up to three institutional accredited investors, subject to certain conditions set forth therein.

TRANSACTIONS IN ORDINARY COURSE OF BUSINESS WITH ST. PAUL

         At present St. Paul Re does not provide a meaningful amount of reinsurance to St. Paul After completion of the Public Offering, the ESU Offering, the St. Paul Investment and the RenaissanceRe

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Investment, we expect to compete for business from St. Paul on the same basis as other reinsurance companies, but only to the extent that we are able to conclude that securing that business would not cause us to be subject to the rules regarding "RPII" under the Code. For a discussion of those rules, see "Certain Tax Considerations-Taxation of Shareholders United States Taxation of U.S. and Non-U.S. Shareholders United States Shareholders RPII Companies" below.

                          THE RENAISSANCERE INVESTMENT

         We, St. Paul and RenaissanceRe have entered into the Investment Agreement, and prior to completion of the Public Offering and the ESU Offering, we, St. Paul and RenaissanceRe will enter into the agreements described below with respect to the RenaissanceRe Investment in Platinum and the business arrangements between us and RenaissanceRe following the completion of the Public Offering, the ESU Offering, the St. Paul Investment and the RenaissanceRe Investment. RenaissanceRe is a Bermuda company principally engaged, through its operating subsidiaries, in the property catastrophe reinsurance business.

INVESTMENT AGREEMENT

         GENERAL. We have entered into an Investment Agreement with St. Paul and RenaissanceRe, which sets forth the terms of the RenaissanceRe Investment as well as certain continuing relationships between us and RenaissanceRe following the completion of the Public Offering, the ESU Offering, the St. Paul Investment and the RenaissanceRe Investment. The closing of the RenaissanceRe Investment is conditioned on the completion of the Public Offering, the ESU Offering and the St. Paul Investment.

         PURCHASE AND SALE OF COMMON SHARES. Under the Investment Agreement, RenaissanceRe or one of its wholly owned subsidiaries will purchase from us, at a price per share equal to the initial public offering price less the underwriting discount, 3,960,000 Common Shares (or 9.9% of the Common Shares outstanding upon completion of the Public Offering, the ESU Offering, the St. Paul Investment arid the RenaissanceRe Investment, assuming no exercise of the underwriters' option to purchase additional shares) in a private placement that will close concurrently with the Public Offering, the ESU Offering and the St. Paul Investment. If the underwriters exercise their option to purchase additional Common Shares in the Public Offering, RenaissanceRe will have the option to purchase, at a price per share equal to the initial public offering price less the underwriters' discount, as many additional Common Shares as are required in order for it to retain its 9.9% interest (up to a maximum of 594,000 Common Shares).

         RENAISSANCERE OPTION. As additional consideration for RenaissanceRe's investment Platinum Holdings will issue to RenaissanceRe a ten-year option to purchase up to an additional 2,500,000 Common Shares at a price per share equal to 120% of the initial public offering price. See "--RenaissanceRe Option Agreement" below.

         RIGHT TO NOMINATE ONE DIRECTOR. The Investment Agreement provides that, for so long as RenaissanceRe beneficially owns Common Shares representing at least 62.5% of the Common Shares purchased pursuant to the Investment Agreement, one qualified person recommended by RenaissanceRe, but not an officer, director or employee of RenaissanceRe or any of its subsidiaries, who is reasonably acceptable to Platinum Holdings, will be nominated by Platinum Holdings for election as a director of Platinum Holdings at each shareholder meeting at which directors are elected. We will use our commercially reasonable efforts to cause the election of such nominee to our Board of Directors, including by soliciting proxies from our shareholders for such nominee and by voting all management proxies in favor of such nominee, except for those proxies that specifically indicate to the contrary. We will also use commercially reasonable efforts to cause this director's appointment to the Executive Committee, and subject to applicable law, rules and

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regulations, including stock exchange rules, to the Nominating Committee and the
Corporate Governance Committee of our Board of Directors, if any. If at any time RenaissanceRe beneficially owns Common Shares representing less than 62.5% of the Common Shares purchased pursuant to the Investment Agreement, RenaissanceRe will cause its nominated director to immediately resign as a director. For purposes of the Investment Agreement, RenaissanceRe is not considered to "beneficially own" Common Shares that it has the right to acquire upon exercise of the RenaissanceRe option.

         The Investment Agreement also provides that, for so long as RenaissanceRe beneficially owns Common Shares representing at least 62.5% of the Common Shares purchased pursuant to the Investment Agreement, RenaissanceRe will have the right to designate a representative to attend (but not to vote at) meetings of our Board of Directors and to receive notices, agendas, minutes and all other materials distributed to participants of such meetings.

         In addition, RenaissanceRe will lose the right to nominate one director or designate a representative to attend (but not to vote at) meetings of our Board of Directors and to receive materials related to such meetings in the event of any change in control of RenaissanceRe. If a change in control occurs, upon our request, RenaissanceRe will cause its nominated director to immediately resign from our Board of Directors. A change in control of RenaissanceRe will be deemed to have occurred if (i) any person becomes the beneficial owner of more than 50% of the outstanding common shares of RenaissanceRe or (ii) there occurs a merger, consolidation or other business combination in which RenaissanceRe is acquired (unless the stockholders of RenaissanceRe immediately before such business combination own, directly or indirectly, immediately following such business combination, at least a majority of the combined voting power of the entity resulting from such business combination).

         For three years from the anniversary of the date of the completion of the Public Offering, we will not increase the number of directors on our Board of Directors to more than nine without the prior written consent of RenaissanceRe, such consent to be provided in RenaissariceRe's sole discretion. This three-year period will be extended for up to an additional two years so long as RenaissanceRe is accounting for its investment in us via the equity method and RenaissanceRe reasonably believes that its ability to continue to equity account for its investment in us would be compromised by an increase in the number of directors.

         INDEMNIFICATION AND WAIVER. The Investment Agreement provides that Platinum Holdings shall indemnify (including reimbursement for expenses) to the full extent permitted by law, RenaissanceRe, its subsidiaries and their respective officers, directors, employees and agents, and each person who controls any of them and the officers, directors, employees and agents of each such controlling person (each a "RenaissanceRe Indemnitee") from and against any and all liabilities arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in fee registration statement relating to the Public Offering and the registration statement relating to the ESU Offering, or arising out of or based upon any omission or alleged omission from such registration statement to state a material fact required to be stated or necessary to make the statements therein not misleading. If for any reason the foregoing indemnification is unavailable to, or is insufficient to hold harmless a RenaissanceRe Indemnitee, Platinum Holdings shall contribute to the amount paid or payable by the RenaissanceRe Indemnitee in a proportion to reflect the parties' relative benefits and relative faults.

         LIMIT ON RECOVERY FROM PLATINUM OFFICERS AND DIRECTORS. The Investment Agreement provides that, in any legal action which may be commenced by Renaissance Re against Platinum, its officers and/or its directors, RenaissanceRe shall not recover from Platinum's officers or directors in excess of the amount Platinum is able to indemnify such officers or directors other than in the circumstance where such indemnification is restricted due to such officers and/or directors having

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engaged in fraud, intentional misconduct or criminal acts. Platinum's officers and directors are third party beneficiaries of this agreement by RenaissanceRe.

         COMPETITION. We will compete with RenaissanceRe in writing various coverages, and the Investment Agreement does not restrict either party in competing with the other.

TRANSFER RESTRICTIONS, REGISTRATION RIGHTS AND STANDSTILL AGREEMENT

         Effective as of the completion of the Public Offering, the ESU Offering, the St. Paul Investment and the RenaissanceRe Investment, we will enter into a Transfer Restrictions, Registration Rights and Standstill Agreement (the "Standstill Agreement") with RenaissanceRe.

         TRANSFER RESTRICTIONS. The Standstill Agreement provides that, prior to the first anniversary of the completion of the Public Offering, the ESU Offering, the St. Paul Investment and the RenaissanceRe Investment, RenaissanceRe may not transfer any interest in the RenaissanceRe Option, the Common Shares it purchased pursuant to the Investment Agreement except (i) to any wholly owned subsidiary of RenaissanceRe that enters into a standstill agreement with us containing terms and conditions equivalent to those in the Standstill Agreement; (ii) pursuant to any tender offer or exchange offer which is recommended by our Board of Directors; or (iii) in a transfer by operation of law upon consummation of a merger or consolidation of RenaissanceRe into another person. Any such permitted transfer must be made in accordance with all applicable U.S. federal and state securities laws.

         The Standstill Agreement also provides that, except in connection with any tender or exchange offer made to all holders of Common Shares and certain other situations, RenaissanceRe may not at any time transfer more than 9.9% of the Common Shares outstanding at the time of such transfer to any person that generated 50% or more of its gross revenues in the most recent fiscal year for which financial statements are available by writing property or casualty insurance or reinsurance.

         REGISTRATION RIGHTS. The Standstill Agreement provides that, commencing one year after the completion of the Public Offering, RenaissanceRe will have the right to require us, subject to specified exceptions, on four occasions, to register under the Securities Act any Common Shares owned by RenaissanceRe or its subsidiaries for sale in a public offering. From and after the fifth anniversary after the completion of the Public Offering, RenaissanceRe will have the right to an additional two demand registrations if RenaissanceRe beneficially owns more than 9.9% of the Common Shares then outstanding. We have also agreed to use our reasonable best efforts to enable RenaissanceRe, from and after the third anniversary of the completion of the Public Offering, to distribute the Common Shares it beneficially owns in an offering on a continuous or delayed basis pursuant to a registration on Form S-3 or F-3 under the 1933 Act, provided that RenaissanceRe gives us written notice specifying the aggregate number of common shares that it intends to attempt to distribute at least ten business days prior to the beginning of the fiscal quarter in which such intended distribution is to take place.

         RenaissanceRe may not require Platinum Holdings to effect more than one demand registration per 12-month period, and RenaissanceRe must include a number of Common Shares in each demand registration with a market value equal to at least $50 million, except that this limitation will not apply to RenaissanceRe's last demand registration. If we propose to file a registration statement covering Common Shares at any time, RenaissanceRe will have the right to include Common Shares held by it or its subsidiaries (including shares obtainable pursuant to the RenaissanceRe Option) in the registration, in each case on a second-priority basis pro-rata with any other shareholders, with Platinum Holdings including its shares on a first-priority basis.

         STANDSTILL PROVISIONS. The Standstill Agreement, provides that RenaissanceRe and its subsidiaries will not, and RenaissanceRe will use its commercially reasonable efforts to cause its affiliates and any officer, employee, agent or representative of RenaissanceRe or such affiliates

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(collectively, the "Representatives") to not advise, encourage, solicit or seek to influence any other party or entity to), seek to advise, encourage or influence any party or entity with respect to the voting of any of our voting securities in an attempt to cause a change in control of Platinum Holdings, initiate or otherwise solicit, our shareholders for the granting of any proxy or the approval of one or more shareholder proposals in an attempt to cause a change in control of Platinum Holdings or directly or indirectly acquire, announce an intention to acquire, or agree to acquire, by purchase or otherwise, beneficial ownership of any voting securities of Platinum Holdings, if, immediately after any such acquisition, RenaissanceRe or any subsidiary of RenaissanceRe would beneficially own, in the aggregate, more than 19.9% of the voting securities of Platinum Holdings then outstanding (or up to 24.9% with our approval), provided that there are no limitations on RenaissanceRe's ability to communicate with St. Paul or any of its affiliates in respect of any matter.

         A change in control of Platinum Holdings is deemed to have occurred if
(i) any person or group (as defined for purposes of Section 13 of the Exchange
Act) (excluding Platinum Holdings or any wholly owned subsidiary thereof) becomes the beneficial owner of more than 50% of the outstanding equity securities of Platinum Holdings representing the right to vote for the election of directors or (ii) there shall occur a merger, consolidation or other business combination in which Platinum Holdings is acquired (unless the shareholders of Platinum Holdings immediately before such business combination own, directly or indirectly, immediately following such business combination, at least a majority of the combined voting power of the entity resulting from such business combination).

         SHARE BUY-BACK PROGRAMS. The Standstill Agreement provides that if Platinum Holdings repurchases its Common Shares (and if applicable, New Securities as specified below under "--Pre-Emptive Rights") in accordance with a repurchase program approved by Platinum Holdings' Board of Directors, then RenaissanceRe must sell to Platinum Holdings, on each day on which any Common Shares are so repurchased at a price equal to the average price of repurchases by Platinum Holdings on such day, that number of Common Shares which is necessary to limit RenaissanceRe's beneficial ownership interest in Platinum Holdings to no more than 19.9% of the outstanding voting securities of Platinum Holdings (or up to 24.9% with our approval) after all such repurchases. RenaissanceRe may require that any repurchases from it by Platinum Holdings must be at the average purchase price of any repurchases effected by Platinum Holdings on such day pursuant to Rule l0b-18 under the Exchange Act.

         PRE-EMPTIVE RIGHTS. The Standstill Agreement provides that if Platinum Holdings proposes to issue (a "Dilative Transaction") any Common Shares or any securities convertible into, exchangeable for or carrying in any way the right to acquire Common Shares ("New Securities"), subject to specified exclusions, as indicated below, RenaissanceRe will have the right to subscribe for up to such number of new securities of Platinum Holdings as is necessary to maintain RenaissanceRe's beneficial ownership interest in Platinum Holdings at the same percentage owned immediately prior to the Dilutive Transaction. The precise number of New Securities to be issued to RenaissanceRe will be rounded up to the nearest round lot number. The issuance of Common Shares upon the settlement of the purchase contracts forming part of the equity security units issued in the ESU Offering is deemed to be a Dilutive Transaction. RenaissanceRe has the right to register any Common Shares acquired by it pursuant to such pre-emptive rights in accordance with the provisions of the Standstill Agreement described under "Transfer Restrictions, Registration Rights and Standstill Agreement--Registration Rights".

         RenaissanceRe will have no pre-emptive lights with respect to any New Securities issued pursuant to any director or employee benefit plans of Platinum Holdings or any acquisition transaction engaged in by Platinum Holdings. RenaissanceRe's pre-emptive rights to subscribe for new securities will terminate at the time RenaissanceRe beneficially owns less than 6.25% of Platinum Holdings' outstanding Common Shares. Furthermore, RenaissanceRe will have no

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pre-emptive rights with respect, to any proposed Dilutive Transaction if (1)
in an underwritten public offering, the underwriters request a reduction of the number of new securities to be issued; or (2) a nationally recognized investment bank mutually agreed by Platinum Holdings and RenaissanceRe advises RenaissanceRe and Platinum Holdings in writing to the effect that exercising RenaissanceRe's pre-emptive rights would materially hinder or interfere with the proposed Dilutive Transaction. In addition, RenaissanceRe will have no pre-emptive rights in the event of an issuance of Common Shares upon the conversion or exchange of New Securities with respect to the issuance of which RenaissanceRe had pre-emptive rights. In addition, RenaissanceRe will have no preemptive rights to subscribe for New Securities if the ownership thereof would cause RenaissanceRe to beneficially own more man 19.9% of the voting securities of Platinum Holdings then outstanding (or up to 24.9% with our approval).

RENAISSANCERE OPTION AGREEMENT

         Effective as of the completion of the Public Offering, Platinum Holdings will enter into an agreement with RenaissanceRe with respect to the RenaissanceRe Option, which will give RenaissanceRe the right to purchase up to 2,500,000 Common Shares under the circumstances described below. The exercise price per share under the RenaissanceRe Option is 120% of the initial public offering price per share. The exercise price of the RenaissanceRe Option is subject to anti-dilution provisions, including the following. If we make any cash distribution in any calendar year to all or substantially all holders of our Common Shares (the "Current Distribution") in an aggregate amount that, when combined with the aggregate amount of all other cash distributions paid to all or substantially all holders of our Common Shares within that calendar year, exceeds (1) for calendar year 2003, the Initial Dividend (as defined below) or
(2) for any subsequent calendar year, an amount equal to the Initial Dividend increased at a rate of 10% per annum from January 1, 2003, compounded annually on December 31 of each year commencing in 2003 (such excess of the Current Distribution being herein referred to as the "Excess Distribution Amount"), the exercise price per share in effect immediately prior to the close of business on the date fixed for such payment shall be reduced by the Excess Distribution Amount, such reduction to become effective immediately prior to the opening of business on the day following the date fixed for such payment. The "Initial Dividend" means the distributions described above paid by us to all or substantially all holders of our Common Shares during the 2003 calendar year as determined by our Board of Directors, up to a maximum of $0.44 per Common Share.

         The RenaissanceRe Option is exercisable, in whole or in part, at any time prior to the tenth anniversary of the completion of the Public Offering.

         Exercise of the RenaissanceRe Option by RenaissanceRe in full immediately after completion of the Public Offering would increase its percentage interest in our Common Shares to approximately 15%, assuming no exercise of the underwriters', St. Paul's and RenaissanceRe's options to purchase additional Common Shares in connection with the Public Offering.

         RenaissanceRe has agreed with Platinum Holdings that prior to any exercise of the RenaissanceRe Option, it will, if necessary, dispose of a sufficient number of Common Shares so that, immediately after exercise of the RenaissanceRe Option, RenaissanceRe will not beneficially own more than 19.9% of the voting securities of Platinum Holdings then outstanding (or up to 24.9% with our approval). See "Description of our Common Shares--Restrictions on Transfer".

         The RenaissanceRe Option provides that it may be transferred by RenaissanceRe (1) in the event of a merger of RenaissanceRe into another person, or a sale, transfer or lease of all or substantially all the assets of RenaissanceRe to another person; provided that such transfer is to the other party to such transaction with RenaissanceRe or (2) at any time on or after the second anniversary of the date of completion of the Public Offering to up to three institutional accredited investors, subject to certain conditions set forth therein.

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BUSINESS ARRANGEMENTS

         We will enter into the Services and Capacity Reservation Agreement with RenaissanceRe discussed below, and we also expect to engage in other transactions with RenaissanceRe in the ordinary course of business. The terms of any of our transactions with RenaissanceRe may be less favorable to us than the terms that would be available to us from an independent third party. St. Paul and RenaissanceRe have informed us that they expect to engage in transactions in the ordinary course of business.

         SERVICES AND CAPACITY RESERVATION AGREEMENT. Subject to completion of the Public Offering, the ESU Offering, the St. Paul Investment and the RenaissanceRe Investment, we will enter into a five-year Services and Capacity Reservation Agreement with RenaissanceRe, effective October 1, 2002, pursuant to which RenaissanceRe will provide services to us in connection with our property catastrophe book of business.

         No more than twice per year, in October and March or at such other times as may be agreed to by RenaissanceRe, at our request RenaissanceRe will analyze our property catastrophe treaties and contracts and will assist us in measuring risk and managing our aggregate catastrophe exposures.

         At our request, and based upon the analysis indicated above, RenaissanceRe will provide us with quotations for rates for non-marine property catastrophe retrocessional coverage with aggregate limits up to $100,000,000 annually, either on an excess-of-loss or proportional basis. Such quotations will be in RenaissanceRe's sole discretion, which is expected to reflect, among other things, an analysis of exposure, limit, retention, exclusions and other treaty terms. The annual fee for the coverage commitment and the services indicated above that we will pay to RenaissanceRe will be the greater of (i) $4,000,000 and (ii) 3.5% of our aggregate gross written non-marine non-finite property catastrophe premium (including reinstatements), adjusted annually 30 days after each anniversary and will be payable in addition to any retrocessional premium otherwise payable to RenaissanceRe for retrocessional coverage purchased by us from RenaissanceRe. Either party may terminate this agreement if the other party is deemed impaired or insolvent by applicable regulatory or judicial authorities or is the subject of conservation, rehabilitation, liquidation, bankruptcy or other similar insolvency proceedings.

         POSSIBLE REFERRALS. We expect that we and RenaissanceRe may refer business to each other, to be accepted in the discretion of the referee, and that compensation will be paid for referral business at negotiated rates.

         TRANSACTIONS IN ORDINARY COURSE OF BUSINESS WITH RENAISSANCERE. At present St. Paul Re does not provide or obtain a meaningful amount of reinsurance to or from RenaissanceRe. After completion of the Public Offering, the ESU Offering, the St. Paul Investment and the RenaissanceRe Investment, we expect that, in addition to the arrangements referred to above, we will compete for business from and engage in other transactions with RenaissanceRe on the same basis as other reinsurance companies, but only to the extent that we are able to conclude that securing that business would not cause us to be subject to the rules regarding "RPII" under the Code. For a discussion of those rules, see "Certain Tax Considerations--Taxation of Shareholders--United States Taxation of U.S. and Non-U.S. Shareholders--United States Shareholders--RPII Companies" below.

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                        DESCRIPTION OF OUR COMMON SHARES

         The following description of the share capital of Platinum Holdings summarizes certain provisions of Platinum Holdings' bye-laws. A copy of Platinum Holdings' bye-laws is filed as an exhibit to the Registration Statement of which this prospectus is a part. All references in this description to "we", "us", "our" and the "Company" refer to Platinum Holdings unless the context otherwise requires.

GENERAL

         At the completion, of the Public Offering, the ESU Offering, the St. Paul Investment and the RenaissanceRe Investment, our authorized share capital will consist of: (i) 200,000,000 Common Shares, par value $0.01. per share, of which 40,000,000 Common Shares will be outstanding (assuming the underwriters' option to purchase additional Common Shares is not exercised) and (ii) 25,000,000 preferred shares, par value $0.01 per share, none of which will be outstanding.

COMMON SHARES

         Holders of Common Shares have no pre-emptive, redemption, conversion or sinking fund rights, provided, however, that pursuant to the Formation and Separation Agreement and the Standstill Agreement, Platinum Holdings has granted St. Paul and RenaissanceRe, respectively, the pre-emptive rights specified therein. See "Certain Relationships and Related Transactions--The St. Paul Investment--Formation and Separation Agreement" and "--The RenaissanceRe Investment--Transfer Restrictions, Registration Rights and Standstill Agreement". Subject to the limitation on voting rights described below, holders of Common Shares are entitled to one vote per share on all matters submitted to a vote of holders of Common Shares. Most matters to be approved by holders of Common Shares require approval by a simple majority vote. The holders of at least 75% of the Common Shares voting in person or by proxy at a meeting must generally approve an amalgamation with another company. In addition, a resolution to remove our auditor before the expiration of his term of office must be approved by at least two-thirds of the votes cast at a meeting of the shareholders of the Company. The quorum for any meeting of our shareholders is two or more persons holding or representing more than 50% of the outstanding Common Shares on an unadjusted basis. Our Board of Directors has the power to approve our discontinuation from Bermuda to another jurisdiction. The rights attached to any class of shares, common or preferred, may be varied with the consent in writing of the holders of at least three-fourths of the issued shares of that class or with the sanction, of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class in accordance with the Bermuda Companies Act.

         In the event of a liquidation, dissolution or winding-up of the Company, the holders of Common Shares are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding preferred shares. All outstanding Common Shares are fully paid and nonassessable. Authorized but unissued shares may, subject to any rights attaching to existing shares, be issued at any time and at the discretion of the Board of Directors without the approval of the shareholders of the Company with such rights, preferences and limitations as the Board may determine.

LIMITATION ON VOTING RIGHTS

         Each Common Share has one vote on a poll of the shareholders, except that, if and for as long as the number of issued Controlled Shares (as defined below) of any person would constitute 10% or more of the combined voting power of the issued Common Shares of the Company (after giving

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effect to any prior reduction in voting power as described below), each issued
Controlled Share, regardless of the identity of the registered holder thereof, will confer a fraction of a vote as determined by the following formula:

                                  (T-C)/(9.1 x C)

Where:   (1)      "T" is the aggregate number of votes conferred by all the
                  issued Common Shares immediately prior to that application of the Formula with respect to such issued Controlled Shares adjusted to take into account any prior reduction taken with respect to any issued Controlled Shares pursuant to the "sequencing provision" described below; and

         (2) "C" is the number of issued Controlled Shares attributable to that person. "Controlled Shares" of any person refers to all Common Shares owned by that person, whether (i) directly, (ii) with respect to persons who are U.S. persons, by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Code or (iii) beneficially, directly or indirectly, within the meaning of Section 13(d)(3) of the Exchange Act, and the rules and regulations thereunder.

         The formula will be applied successively as many times as may be necessary to ensure that no person will be a 10% Shareholder (as defined below) at any time (the "sequencing provision"). For the purposes of determining the votes exercisable by shareholders as of any date, the formula will be applied to the Common Shares of each shareholder in declining order based on the respective numbers of total Controlled Shares attributable to each shareholder. Thus, the formula will be applied first to the votes of Common Shares held by the shareholder to whom the largest number of total Controlled Shares is attributable and thereafter sequentially with respect to the shareholder with the next largest number of total Controlled Shares. In each case, calculations are made on the basis of the aggregate number of votes conferred by the issued Common Shares as of such date, as reduced by the application of the formula to any issued Common Shares of any shareholder with a larger number of total Controlled Shares as of such date. "10% Shareholder" means a person who owns, in the aggregate, (i) directly, (ii) with respect to persons who are U.S. persons, by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Code or (iii) beneficially, directly or indirectly, within the meaning of Section 13(d)(3) of the Exchange Act, issued Common Shares of the Company carrying 10% or more of the total combined voting rights attaching to all issued Common Shares.

         Because of the voting limitation described in the preceding paragraph, the Common Shares owned by St. Paul will have reduced voting rights and if RenaissanceRe ever owns 10% of more of our Common Shares, the Common Shares owned by RenaissanceRe will also have reduced voting rights. Should St. Paul (or, if applicable, RenaissanceRe) dispose of some or all of the Common Shares it owns, the reduced voting rights with respect to the Common Shares disposed of by St. Paul (or, if applicable, RenaissanceRe) will be eliminated (except if the disposition is to any other person who holds, or who as a result of such transaction would hold, 10% or more of our total voting rights), and those Common Shares thereafter will be entitled to full voting rights, subject to future dilution to avoid creating a 10% shareholder. Therefore, the voting power of the Common Shares held by all of our shareholders other than St. Paul (or, if applicable, RenaissanceRe) will be diluted upon any such disposition by St.
Paul (or, if applicable, RenaissanceRe). Although St. Paul has informed us that it currently intends to continue its share ownership in Platinum Holdings for the foreseeable future, there can be no assurance in this regard.

         Our directors are empowered to require any shareholder to provide information as to that shareholder's beneficial ownership of Common Shares, the names of persons having beneficial ownership of the shareholder's Common Shares, relationships, associations or affiliations with other

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shareholders or any other facts the directors may deem relevant to a determination of the number of Controlled Shares attributable to any person. Our directors may disregard the votes attached to the Common Shares of any holder failing to respond to such a request or submitting incomplete or untrue information.

         Our directors retain certain discretion to make such final adjustments to the aggregate number of votes attaching to the Common Shares of any shareholder that they consider fair and reasonable in all the circumstances to ensure that no person will be a 10% Shareholder at any time.

RESTRICTIONS ON TRANSFER

         Our bye-laws contain several provisions restricting the transferability of Common Shares. The directors are required to decline to register a transfer of Common Shares if they have reason to believe that the result of such transfer would be (i) that any person other than a St. Paul Person or a RenaissanceRe Person would become or continue to be a 10% Shareholder, (ii) that a St. Paul Person would become or continue to be a United States 25% Shareholder, or (iii) that a RenaissanceRe Person would become or continue to be the beneficial owner, directly or indirectly, 25% or more of our voting securities, in each case without giving effect to the limitation on voting rights described above. Similar restrictions apply to the Company's ability to issue or repurchase Common Shares. "St. Paul Person" means any of St. Paul and its affiliates following the completion of the Public Offering and "United States 25% Shareholder" means a U.S. person who owns, directly or by application of the constructive ownership rules of Sections 958(a) and 958(b) of the Code, 25% or more of either (i) the total combined voting rights attaching to the issued Common Shares and the issued shares of any other class of the Company or (ii) the total combined value of the issued Common Shares and any other issued shares of the Company, determined pursuant to Section 957 of the Code, "RenaissanceRe Person" means any of RenaissanceRe and its affiliates following the completion of the Public Offering. These restrictions on the transfer, issuance or repurchase of shares do not apply to any issuance of shares pursuant to a contract to purchase Common Shares from Platinum Holdings included in the equity security units, though the limitations on voting rights, discussed above, do apply to such Common Shares.

         Our directors also may, in their absolute discretion, decline to register the transfer of any Common Shares if they have reason to believe (i) that the transfer may expose us, any of our subsidiaries, any shareholder or any person ceding insurance to any of our subsidiaries to adverse tax or regulatory treatment in any jurisdiction or (ii) that registration of the transfer under the 1933 Act or under any U.S. state securities laws or under the laws of any other jurisdiction is required and such registration has not been duly effected. In addition, our directors may decline to approve or register a transfer of shares unless all applicable consents, authorizations, permissions or approvals of any governmental body or agency in Bermuda, the United States or any other applicable jurisdiction required to be obtained prior to such transfer shall have been obtained.

         We are authorized to request information from any holder or prospective acquiror of Common Shares as necessary to give effect to the transfer, issuance and repurchase restrictions described above, and may decline to effect any transaction if complete and accurate information is not received as requested.

         Conyers, Dill & Pearman, our Bermuda counsel, has advised us that while the precise form of the restrictions on transfer contained in our bye-laws is untested, as a matter of general principle, restrictions on transfers are enforceable under Bermuda law and are not uncommon. A proposed transferee will be permitted to dispose of any Common Shares purchased that violate the restrictions and as to the transfer of which registration is refused. The proposed transferor of those Common Shares will be deemed to own those Common Shares for dividend, voting and reporting

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purposes until a transfer of such Common Shares has been registered on the register of shareholders of the Company.

         If the directors refuse to register a transfer for any reason, they must notify the proposed transferor and transferee within thirty days of such refusal. Our bye-laws also provide that our Board of Directors may suspend the registration of transfers for any reason and for such periods as it may determine, provided that it may not suspend the registration of transfers for more than 45 days in any period of 365 consecutive days.

         Our directors may designate our Chief Executive Officer to exercise their authority to decline to register transfers or to limit voting rights as described above, or to take any other action, for as long as the Chief Executive Officer is also a director.

         The voting restrictions and restrictions on transfer described above may have the effect of delaying, deferring or preventing a change in control of us.

PREFERRED SHARES

         Pursuant to our bye-laws and Bermuda law, our Board of Directors by resolution may establish one or more series of preferred shares having a number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences, limitations and powers as may be fixed by the Board of Directors without any further shareholder approval which, if any preferred shares are issued, will include restrictions on voting and transfer intended to avoid having us constitute a "controlled foreign corporation" for U.S. federal income tax purposes. If our Board of Directors issues preferred shares conferring any voting rights, it will amend our bye-laws to apply the limitations on the voting rights discussed above under"--Limitation on Voting Rights" to those preferred shares. Any rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of the Company. The issuance of preferred shares could also adversely affect the voting power of the holders of our Common Shares, deny such holders the receipt of a premium on their Common shares in the event of a tender or other offer for the Common Shares and depress the market price of the Common Shares. We have no current plans to issue any preferred shares.

BYE-LAWS

         Our bye-laws provide for our corporate governance, including the establishment of share rights, modification of those rights, issuance of share certificates, imposition of a lien over shares in respect of unpaid amounts on those shares, calls on shares which are not fully paid, forfeiture of shares, the transfer of shares, alterations of capital, the calling and conduct of general meetings, proxies, the appointment and removal of directors, conduct and power of directors, the payment of dividends, the appointment of an auditor and our winding-up.

         Our bye-laws provide that our Board of Directors shall be elected annually and shall not be staggered. Shareholders may only remove a director for cause prior to the expiration of that director's term at a special meeting of shareholders at which a majority of the holders of shares voting thereon vote in favor of that action.

         Our bye-laws also provide that if our Board of Directors in its absolute discretion determines that share ownership by any shareholder may result in adverse tax, regulatory or legal consequences to us, any of our subsidiaries or any other shareholder, then we will have the option, but not the obligation, to repurchase all or part of the shares held by such shareholder to the extent the Board of Directors determines it is necessary to avoid such adverse or potential adverse consequences. The price to be paid for such shares will be the fair market value of such shares.

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         Platinum Holdings' bye-laws and those of Platinum Bermuda and Platinum
Ireland provide that matters required to be submitted to a vote of their shareholders are required to be submitted to Platinum Holdings' shareholders and the shareholders of such subsidiaries are required to vote the subsidiaries' shares in accordance with and in proportion to the vote of Platinum Holdings' shareholders.

TRANSFER AGENT

         Our registrar and transfer agent for the Common Shares is Mellon Investor Services LLC.

DIFFERENCES IN CORPORATE LAW

         The Companies Act differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Companies Act (including modifications adopted pursuant to our bye-laws) applicable to us, which differ in certain respects from provisions of Delaware corporate law, which is the law that governs many U.S. public companies. The following statements are summaries, and do not purport to deal with all aspects of Bermuda law that may be relevant to us and our shareholders.

         INTERESTED DIRECTORS. Our bye-laws provide that transactions we enter into in which a director has an interest are not voidable by us, nor can the interested director be liable to us for any profit realized pursuant to such transactions, provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing to the directors. Under Delaware law, such a transaction would not be voidable if (i) the material facts as to the interested director's relationship or interests are disclosed or are known to the board of directors and the board in good faith authorized the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum, (ii) the material facts as to the director's relationship or interest and as to the transaction are disclosed or are known to the shareholders entitled to vote on the transaction and the transaction is specifically approved in good faith by vote of the shareholders or (iii) the transaction is fair to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee of the board of directors or the shareholders. Under Delaware law, the interested director could he held liable for a transaction in which that director derived an improper personal benefit.

         MERGERS AND SIMILAR ARRANGEMENTS. We may acquire the business of another Bermuda company or a company incorporated outside Bermuda and carry on such business when it is within the objects of our memorandum of association. In the case of an amalgamation, we may amalgamate with another Bermuda company or with an entity incorporated outside Bermuda. A shareholder who did not vote in favor of the amalgamation may apply to a Bermuda court for a proper valuation of his or her shares if he or she is not satisfied that fair value has been offered for those shares. The court ordinarily would not disapprove the transaction on that ground absent evidence of fraud or bad faith. Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and the holders of a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair value of the shares held by that stockholder (as determined by a court) in lieu of the consideration that stockholder would otherwise receive in the transaction. Delaware law does not provide stockholders of a corporation with voting or appraisal rights when the corporation acquires another business through the issuance of its stock or other consideration (i) in exchange for the assets of the business to be acquired, (ii) in exchange for the outstanding stock of the corporation to be acquired; (iii) in a merger of the corporation to be

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acquired with a subsidiary of the acquiring corporation or (iv) in a merger in which the corporation's certificate of incorporation is not amended and the corporation issues less than 20% of its common stock outstanding prior to the merger.

         TAKEOVERS. Bermuda law provides that where an offer is made for shares of another company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer (other than shares held by or for the offeror or its subsidiaries) accept, the offeror may by notice require the nontendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholders to show that the court should exercise its discretion to enjoin the required transfer, which the court will be unlikely to do unless the offer is obviously and convincingly unfair. Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of the outstanding shares of each class of stock that is entitled to vote on the transaction. Upon any such merger, dissenting stockholders of the subsidiary would have appraisal rights.

         SHAREHOLDER'S SUIT. The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in our name to remedy a wrong done to us where the act complained of is alleged to be beyond our corporate power or is illegal or would result in the violation of our memorandum of association or bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys' fees incurred in connection with such action. Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.

         INDEMNIFICATION OF DIRECTORS. Our bye-laws indemnify our directors and officers in their capacity as such in respect of any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to us other than in respect of his own willful neglect, willful default, fraud or dishonesty. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense or an action, suit or proceeding by reason of such position if (i) the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, if the director or officer had no reasonable cause to believe his conduct was unlawful.

         INSPECTION OF CORPORATE RECORDS. Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda, which will include our memorandum of association (including our objects and powers) and alterations to our memorandum of association, including any increase or reduction of our authorized capital. Our shareholders have the additional right to inspect our bye-laws, minutes of general meetings and our audited financial statements, which must be presented to the annual general meeting of shareholders. Our register of shareholders is also open to inspection by shareholders without

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charge, and to members of the public for a fee. We are required to maintain a share register in Bermuda but may establish a branch register outside Bermuda. We are required to keep at our registered office a register of our directors and officers which is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records. Delaware law permits any stockholder to inspect or obtain copies of a corporation's stockholder list and its other books and records for any purpose reasonably related to such person's interest as a stockholder.

      Enforcement of Judgments and Other Matters. We have been advised by Conyers, Dill & Pearman, our Bermuda counsel, that there is doubt as to whether the courts of Bermuda would enforce (1) judgments of United States courts obtained in actions against us or our directors and officers, as well as the experts named in this prospectus who reside outside the United States predicated upon the civil liability provisions of the United States federal securities laws and (2) original actions brought in Bermuda against us or our directors and officers, as well as the experts named in this prospectus who reside outside the United States predicated solely upon United States federal securities laws. There is no treaty in effect between the United States and Bermuda providing for such enforcement, and there are grounds upon which Bermuda courts may not enforce judgments of United States courts. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies available under the U.S. federal securities laws, would not be allowed in Bermuda courts as contrary to Bermuda's public policy.



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                         SHARES ELIGIBLE FOR FUTURE SALE

         Prior to the Public Offering, there has been no public market for the Common Shares, and no predictions can be made as to the effect, if any, that market sales of Common Shares or the availability of Common Shares for sale will have on the market price prevailing from time to time. Public or private sales of substantial amounts of Common Shares, or the perception that such sales could take place, may adversely affect prevailing market prices of the Common Shares as well as the ability of the Company to raise additional capital in the public equity markets at a desirable time and price.

         Upon completion of the Public Offering, the ESU Offering, the St. Paul Investment and the RenaissanceRe Investment, Platinum Holdings will have outstanding 40,000,000 Common Shares (assuming the underwriters' option to purchase additional Common Shares is not exercised), 30,040,000 of which will have been sold in the Public Offering, 6,000,000 of which will have been issued in the St. Paul Investment and 3,960,000 of which will have been issued in the RenaissanceRe Investment, each as described under "St. Paul Investment, RenaissanceRe Investment and Principal Shareholders". In the event the underwriters' option to purchase additional Common Shares is exercised in full, St. Paul has the option to purchase (at a price per share equal to the initial public offering price less the underwriting discount) up to an aggregate of 900,000 Common Shares in order to maintain its 15.0% initial share ownership in Platinum Holdings, and RenaissanceRe has the option to purchase (at a price per share equal to the initial public offering price less the underwriting discount) up to an aggregate of 594,000 Common Shares in order to maintain its 9.9% initial share ownership in Platinum Holdings. As a result, if the underwriters' option to purchase additional Common Shares is exercised in full and St. Paul and RenaissanceRe exercise in full their options to maintain their respective ownership interests, there would be outstanding an additional 6,000,000 Common Shares. Furthermore, upon the settlement of the purchase contracts forming part
of the equity security units on    , 2005, an additional number of Common
Shares, to be determined based upon a settlement rate, will be sold to the holders of the equity security units. In that event. St. Paul and RenaissanceRe may exercise their pre-emptive rights to purchase a corresponding number of Common Shares to maintain their proportionate ownership interests in Platinum Holdings. In addition, St. Paul may acquire up to an additional 6,000,000 Common Shares through exercise of the St. Paul Option and RenaissanceRe may acquire up to an additional 2,500,000 Common Shares through exercise of the RenaissanceRe Option. The Common Shares sold in the Public Offering and issuable to the
holders of equity security units on    , 2005 will be freely transferable
without restriction or further registration under the 1933 Act, except for any of those Common Shares owned at any time by an "affiliate" of the Company within the meaning of Rule 144 under the 1933 Act (which sales will be subject to volume limitations and certain other restrictions). The Common Shares issued in the St. Paul Investment and the RenaissanceRe Investment or upon exercise of the St. Paul Option or the RenaissanceRe Option, and the Common Shares St. Paul and RenaissanceRe may purchase, through their pre-emptive rights, upon the settlement of the purchase contracts forming part of the equity security units, will be deemed "restricted securities" as defined in Rule 144 under the 1933 Act and may not be resold in the absence of registration under the 1933 Act or pursuant to an exemption from such registration, including the exemption provided by Rule 144 under the 1933 Act.

         In connection with the St. Paul Investment and the RenaissanceRe Investment, Platinum Holdings granted St. Paul and RenaissanceRe the right to require the registration of their Common Shares under the 1933 Act, See "Certain Relationship and Related Transactions--The St Paul Investment-- Registration Rights Agreement with St. Paul "and"--The RenaissanceRe Investment--Transfer Restrictions, Registration Rights and Standstill Agreement--Registration Rights".

         Platinum Holdings, its executive officers and directors, and St. Paul and RenaissanceRe have agreed with the underwriters not to dispose of or hedge any of their Common Shares or securities

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convertible into or exchangeable for Common Shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans.

                    DESCRIPTION OF THE EQUITY SECURITY UNITS

The Units

      Concurrently with the closing of the Public Offering, we will be selling,
by means of a separate prospectus,    % equity security units for total gross
offering proceeds of $125 million, plus up to an additional $18.75 million of gross proceeds if the underwriters exercise in full their option to purchase additional equity security units. Each unit will initially consist of: (1) a contract under which the holder agrees to purchase, for $25, shares of our
Common Shares on                          , 2005, with the number of shares the
holder will receive to be determined by the settlement rate described below, which will be based on the average trading price of our Common Shares at that
time; and (2) a 1/40, or 2.5%, ownership interest in a      % senior note, due
, 2007, of Platinum Finance with a principal amount of $1,000. The ownership interest in the senior note will initially be pledged to secure the holder's obligations under the purchase contract. If a holder desires to have the senior note released from the pledge, such holder may substitute specified U.S. Treasury securities for the senior note as collateral, thereby creating a "stripped" unit.

The Purchase Contracts

      The purchase contract underlying a unit obligates the holder to purchase,
and us to sell, for $25, on        , 2005, a number of newly issued Common
Shares. We will determine the number of shares the holder will receive by the settlement rate described below, based on the average closing price of the Common Shares during a specified period prior to the share purchase date. We will pay the holder quarterly contract adjustment payments on the purchase
contracts at the annual rate of        % of the stated amount of $25 per
purchase contract, subject to our rights to defer these payments until the share purchase date. We will make contract adjustment payments through and including
the earlier of        or the most recent quarterly payment date on or before any early settlement of the related purchase contracts. We have the option to defer contract adjustment payments on the purchase contracts for up to three years. We may elect the option to defer payments on more than one occasion. In no event may we defer payments beyond the share purchase date. Deferred contract adjustment payments will accrue additional contract adjustment payments until
paid, compounded quarterly, at the annual rate of        %. This annual rate is
equal to the sum of the initial interest rate on the senior notes and the rate of contract adjustment payments on the purchase contracts. If we defer contract adjustment payments until the share purchase date, we may pay such deferred amounts in Common Shares. If the deferred contract adjustment payments are paid in Common Shares, the number of Common Shares will be determined by reference to
the fair market value of our Common Shares on            , 2005. During any
period in which we defer contract adjustment payments, in general we cannot:

          o  declare or pay any dividend or distribution on our capital stock;
             or

          o redeem, purchase, acquire or make a liquidation payment on any of our capital stock.

The Senior Notes

      The senior notes will be senior, unsecured obligations of Platinum Finance equal in right of payment to all of its existing and future unsecured and unsubordinated indebtedness and will be guaranteed by Platinum Holdings on a senior and unsecured basis. The senior notes will mature on
, 2007. Each senior note will initially bear interest at the rate of        %
per year, payable quarterly in arrears on        ,        ,         and
of each year, commencing        , 2002,




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with the last quarterly payment occurring on                      , 2005. After
that date, interest will be paid semiannually in arrears on            and
of each year, through                       , 2007.

      The senior notes will bear interest from the original issuance date. If the senior notes are successfully remarketed, they will pay interest at the reset rate, described below, from the settlement date of a successful
remarketing until they mature on                       , 2007. The reset rate
will be the interest rate on the notes determined by the reset agent to be sufficient to cause the then current aggregate market value of all then outstanding notes to be at least 100.25% of the remarketing value. If the
remarketing agent cannot establish a reset rate on                       , 2005
that will be sufficient to cause the then current aggregate market value of all senior notes to be at least 100.25% of the remarketing value, and as a result the senior notes cannot be sold, the interest rate will not be reset but will continue to be the initial interest rate of the senior notes, and the remarketing agent will then attempt to establish such a reset rate on each of
the two business days immediately following                       , 2005. If the
remarketing agent cannot establish such a reset rate on the two business days
immediately following                       , 2005, the remarketing agent will
then attempt to establish such a reset rate on each of the three business days
preceding          , 2005. If the remarketing agent cannot establish such a
reset rate during that period, it will further attempt to establish such a reset rate on the third business day immediately preceding the share purchase date.

Remarketing

      Through a remarketing, the senior notes held by the holders of units (other than stripped units), other than those electing not to participate in the remarketing, will be sold and the proceeds used to purchase U.S. Treasury securities, which will be pledged to secure the unit holders' obligations under the purchase contracts. Cash payments received upon maturity of the pledged treasury securities will be used to satisfy the unit holders' obligations to purchase our Common Shares on the share purchase date. Unless a holder elects not to participate in a remarketing by delivering treasury securities to secure its obligations under the purchase contract, the remarketing agent will attempt to remarket the senior notes. If the remarketing agent fails to remarket the senior notes underlying the normal units by the end of the third business day immediately preceding the share purchase date, Platinum Holdings reserves all of its rights as a secured party with respect to the senior notes and, subject to applicable law, may retain the senior notes pledged as collateral or sell them in one or more public or private sales.

Settlement

      The settlement rate is the number of newly issued Common Shares that we are obligated to sell and the holders are obligated to buy upon settlement of a
purchase contract on        , 2005. The settlement rate for each purchase
contract will be as follows, subject to adjustment under specified circumstances:

          o  if the applicable market value (determined as described below) of
             the Common Shares is equal to or greater than $            , the
             settlement rate will be             Common Shares per purchase
             contract;

          o  if the applicable market value of the Common Shares is less than $
             but greater than $        , the settlement rate will be equal to
             $25 divided by the applicable market value of the Common Shares per purchase contract; or

          o  if the applicable market value of the Common Shares is less than or
             equal to $            , the settlement rate will be
             Common Shares per purchase contract.

      The "applicable market value" means the average of the closing prices per share of our Common Shares on each of the twenty consecutive trading days ending on the third trading day preceding the share purchase date.






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
 In addition to the remarketing, the holder's obligations under the purchase contract may be satisfied: if the holder has elected not to participate in the remarketing by delivering treasury securities to secure its obligations under the purchase contract, and in certain other circumstances, through the application of the cash payments received upon maturity of the treasury securities;

          o  through the early delivery of cash to the purchase contract agent;
             or

          o if we are involved in a merger prior to the share purchase date in which at least 30% of the consideration for our Common Shares consists of cash or cash equivalents, through an early settlement.

      In addition, the purchase contracts, our related rights and obligations and those of the holders of the units, including their obligations to purchase Common Shares, will automatically terminate upon the occurrence of our bankruptcy, insolvency or reorganization. Upon termination, the senior notes or treasury securities pledged to secure the holder's obligations under the purchase contract will be released and distributed to the holder.

Listing

      The units have been approved for listing on the New York Stock Exchange under the symbol "PTP Pr M" subject to notice of issuance.

Accounting Treatment

      The net proceeds from the sale of the units will be allocated between the purchase contracts and the senior notes in our consolidated financial statements based on the underlying fair value of each instrument. The present value of the purchase contract adjustment payments will be initially charged to shareholders' equity, with an offsetting credit to liabilities. Subsequent contract adjustment payments will be allocated between this liability account and interest expense based on a constant rate calculation over the life of the transaction.

      The purchase contracts are forward transactions in our Common Shares. Upon settlement of a purchase contract, we will receive $25 pursuant to that purchase contract and will issue the requisite number of Common Shares. The $25 we receive will be credited to shareholders' equity and allocated between our Common Shares and additional paid-in capital accounts.

                           CERTAIN TAX CONSIDERATIONS

      The following discussion of the taxation of Platinum Holdings, Platinum US, Platinum UK, Platinum Bermuda and Platinum Ireland and the taxation of our shareholders is based upon current law. Legislative, judicial or administrative changes may occur which could affect this discussion, possibly on a retroactive basis. The discussion does not address special classes of shareholders, such as shareholders that own directly, or indirectly through certain foreign entities or through the constructive ownership rules of the Code, 10% or more of the voting power or value of Platinum Holdings. Except for matters where it is explicitly stated that we will not receive an opinion of counsel, the statements as to United States federal income tax law set forth below are the opinion of Sullivan & Cromwell, our U.S. counsel, as to such tax laws (subject to the qualifications, assumptions and factual determinations set forth in such statements). The statements as to Bermuda tax law set forth below are the opinion of Conyers, Dill & Pearman, our Bermuda counsel, as to such tax laws (subject to the qualifications and assumptions set forth in such statements). The statements as to U.K. tax law set forth below are the opinion of Slaughter and May, our U.K. counsel, as to such tax laws (subject to the qualifications and assumptions set forth in such statements). The statements as to Irish tax law set forth below are the opinion of A. & L. Goodbody, our Irish counsel, as to such tax laws (subject to the qualifications and assumptions set forth in




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such statements). You are urged to consult your tax advisor as to the tax consequences of ownership and disposition of your Common Shares.

               TAXATION OF THE COMPANY, PLATINUM US, PLATINUM UK,
                      PLATINUM BERMUDA AND PLATINUM IRELAND

BERMUDA

         Under current Bermuda law, there is no income tax, capital gains tax or withholding tax payable by us or Platinum Bermuda. Platinum Holdings and Platinum Bermuda have received from the Bermuda Minister of Finance a standard assurance under Bermuda's Exempted Undertakings Tax Protection Act 1966, to the effect that in the event any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to Platinum Holdings, Platinum Bermuda, or any of their operations or the shares, debentures or other obligations of Platinum Holdings or Platinum Bermuda, until 2016. This assurance is subject to the proviso that it is not construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda (Platinum Holdings and Platinum, Bermuda are not currently so affected) or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 of Bermuda or otherwise payable in relation to the property leased to us or Platinum Bermuda. Upon completion of the Public Offering, Platinum Holdings and Platinum Bermuda, under current rates, will pay annual Bermuda government fees of BD $27,825 and BD $3,635, respectively, and Platinum Bermuda currently pays annual insurance fees of BD $16,540.

UNITED STATES FEDERAL INCOME TAXATION

         We intend to structure and operate Platinum Holdings, Platinum UK, Platinum Bermuda and Platinum Ireland in such a manner that they will not be considered to be conducting business within the U.S. for purposes of U.S. federal income taxation. Whether business is being conducted in the U.S. is an inherently factual determination depending on such matters as (i) the size and substance of the offices of our non-U.S. subsidiaries, (ii) whether employees of non-U.S. subsidiaries make binding decisions while physically present in the U.S., (iii) the number of employees permanently located in the offices of our non-U.S. subsidiaries, and the levels of their managerial importance and (iv) the situs of meetings of our board of directors and the boards of directors of our non-U.S. subsidiaries. Because of the factual nature of these matters and because definitive identification of activities which constitute being engaged in a trade or business in the U.S. is not provided by the Code or regulations or court decisions, counsel will not render an opinion regarding conducting business in the U.S. The IRS might successfully contend that Platinum Holdings, Platinum UK, Platinum Bermuda and/or Platinum Ireland is engaged in a trade or business in the U.S. A foreign corporation deemed to be engaged in a U.S. trade or business is subject to U.S. federal income tax, as well as branch profits tax in certain circumstances, on its income which is treated as effectively connected with the conduct of that trade or business unless the corporation is entitled to relief under the permanent establishment provision of an applicable tax treaty, as discussed below. Such income tax, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the income of a domestic corporation, except that a foreign corporation is entitled to deductions and credits only if it files a U.S. income tax return. Under regulations, the foreign corporation would be entitled to deductions and credits for the taxable year only if the return for that year is timely filed under rules, set forth therein. Penalties may be assessed for failure to file tax returns. Platinum Holdings, Platinum UK, Platinum Bermuda and Platinum Ireland do intend to file protective U.S. federal income tax returns. The federal tax rates currently are a maximum of 35% for a corporation's effectively connected income and 30% for branch profits tax. The branch profits tax is imposed on net income after subtracting the regular corporate tax and making certain other adjustments.

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         Under the income tax treaty between Bermuda and the United States,
Platinum Bermuda will not be subject to United States income tax on any net premium income found to be effectively connected with a U.S. trade or business unless that trade or business is conducted through a permanent establishment in the United States. It is unclear whether the Bermuda treaty is equally applicable to investment income. Because of the factual nature of, and the lack of definitive parameters for determining the existence of, a permanent establishment and the lack of clarity in the Bermuda treaty with respect to its applicability to investment income, counsel will not render an opinion with respect to whether Platinum Bermuda will have a permanent establishment in the U.S. or whether the Bermuda treaty protects investment income not attributable to a U.S. permanent establishment from U.S. taxation. Further, Platinum Bermuda will not be entitled to the benefits of the Bermuda treaty unless:

         - more than 50% of Platinum Bermuda's stock is beneficially owned, directly or indirectly, by Bermuda residents or U.S. citizens or residents, and

         - Platinum Bermuda's income is not used in substantial part to make disproportionate distributions to, or to meet certain liabilities to, persons who are not Bermuda residents or U.S. citizens or residents.

         Under the current income tax treaty between the United Kingdom and the U.S., Platinum UK, if entitled to the benefits of the current U.K. treaty, will not be subject to United States income tax on any income found to be effectively connected with a U.S. trade or business unless that trade or business is conducted through a permanent establishment in the U.S. Because of the factual nature of, and the lack of definitive parameters for determining the existence of, a permanent establishment, counsel will not render an opinion with respect to whether Platinum UK will have a permanent establishment in the U.S.

         The U.S. and the United Kingdom have signed a new income tax treat which is not yet in force. As with the current U.K. treaty, under the provisions of the new U.K. treaty, Platinum UK, if entitled to the benefits of the new U.K. treaty, will not be subject to United States income tax on any income found to be effectively connected with a U.S. trade or business unless that trade or business is conducted through a permanent establishment in the U.S. Platinum UK will be entitled to the benefits of the new U.K. treaty if:

         - During at least half of the days during the relevant taxable period, at least 50% of Platinum UK's stock is beneficially owned, directly or indirectly, by citizens or residents of the U.S. and the U.K., and Platinum UK's income is not used in substantial part to make certain payments, or to meet certain liabilities to, persons who are not U.S. or U.K. residents; or

         - with respect to specific items of income, profit or gain derived from the U.S., if such income, profit or gain is considered to be derived in connection with, or incidental to, Platinum UK's business conducted in the U.K.

         The new U.K. treaty will enter into force upon the exchange of instruments of ratification and will apply with respect to U.S. income taxes for taxable periods beginning on or after the first day of January next following the date on which the new U.K. treaty enters into force.

         Under the income tax treaty between Ireland and the United States (the "Irish Treaty"), Platinum Ireland is not subject to United States income tax on any income determined to be effectively connected with a U.S. trade or business unless that trade or business is conducted through a permanent establishment in the U.S. Platinum Ireland will generally be entitled to the benefits of the Irish treaty if at least 50 percent of the shares of Platinum Holdings, measured by both vote and value, are owned by U.S. citizens or residents. Because of the factual nature of, and the lack of definitive parameters for, determining the existence of a permanent establishment, counsel will not render an opinion with respect to whether Platinum Ireland will have a permanent establishment in the U.S.

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         Foreign corporations not engaged in a trade or business in the U.S. are nonetheless subject to U.S. withholding tax at a rate of 30% of the gross amount of certain "fixed or determinable annual or periodical gains, profits and income" derived from sources within the U.S. (such as dividends and certain interest on investments), subject to reduction by applicable treaties. Dividends paid by Platinum Finance to Platinum Ireland will be subject to withholding at a rate of 5%, provided that Platinum Ireland is entitled to the benefits of the Irish Treaty as described above and certain other requirements are met. If Platinum Ireland is not entitled to the benefits of the Irish Treaty and/or certain other requirements are not met, dividends paid by Platinum Finance to Platinum Ireland will be subject to withholding at a rate of 30%.

         The U.S. also imposes an excise tax on insurance and reinsurance premiums paid to foreign insurers or reinsurers with respect to risks located in the U.S. The rate of tax applicable to premiums paid to Platinum Bermuda is 1% for reinsurance premiums. The excise tax does not apply to premiums paid to Platinum UK, provided that Platinum UK is entitled to the benefits of the current UK Treaty (or to the benefits of the new UK Treaty once that treaty comes into force), both as described above, and certain other requirements are met.

         Platinum Finance and Platinum US are U.S. corporations and will be subject to taxation in the U.S. at regular corporate rates.

THE UNITED KINGDOM

         Platinum UK is a U.K. resident company which will be subject to corporation tax in the United Kingdom on its worldwide profits. The current rate of U.K. taxation applicable to U.K. resident corporations is generally 30%. Currently, no U.K. withholding tax applies to dividends paid by Platinum UK.

IRELAND

         Under relevant case law and practice a company is resident in Ireland for tax purposes if its central management and control is, as a matter of fact, located in Ireland. It is assumed, for the purposes of the material under this heading, that Platinum Ireland will be resident in Ireland for tax purposes.

         Platinum Ireland will be subject to Irish corporate tax on its worldwide income. Dividends received by it from Platinum Finance and Platinum UK will be subject to Irish corporate tax (at the current applicable rate of 25%) subject to any available relief under the double tax treaties Ireland has with the United States and the United Kingdom.

         Platinum Ireland will generally be entitled to the benefits of the Irish Treaty if at least 50% of the shares of Platinum Holdings, measured by both vote and value, are owned by US citizens or residents. Assuming that Platinum Ireland is entitled to the benefits of the Irish Treaty in respect of dividends from Platinum Finance, it would be entitled to a credit against Irish corporation tax on the dividends for US tax imposed on the profits out of which the dividends are declared. Alternatively, relief for US tax may be available under Irish domestic law.

         Assuming that Platinum Ireland is entitled to the benefits of the tax treaty between Ireland and the United Kingdom in respect of dividends received from Platinum UK it would be entitled to a credit against Irish corporation tax on the dividends for UK tax imposed on the profits out of which the dividends are declared.

         Platinum Ireland will be subject to Irish corporate tax on any trading income at a rate of 16% which will be reduced to 12.5% as of January 1, 2003.

         Platinum Ireland will be exempt from the Irish capital duty of 1% (on the value of share capital issued by it) because it is a unlimited liability company.

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                            TAXATION OF SHAREHOLDERS

BERMUDA TAXATION

         Currently, there is no Bermuda withholding tax on dividends paid by us or Platinum Bermuda.

UNITED STATES TAXATION OF U.S. AND NON-U.S. SHAREHOLDERS

         UNITED STATES SHAREHOLDERS

         GENERAL. The following discussion is the opinion of Sullivan & Cromwell, our U.S. tax counsel, as to the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of Common Shares if you are a beneficial owner of Common Shares and you are:

         -        a citizen or resident of the U.S.;

         -        a domestic corporation;

         - an estate whose income is subject to U.S. federal income tax regardless of its source; or

         - a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

This discussion applies to you only if you purchase your Common Shares in this offering and hold your Common Shares as capital assets. This discussion does not deal with the tax consequences applicable to all categories of investors, some of which (such as broker-dealers, investors who hold Common Shares as part of hedging or conversion transactions and investors whose functional currency is not the U.S. dollar) may be subject to special rules. Prospective investors are advised to consult their own tax advisers with respect to their particular circumstances and with respect to the effects of U.S. federal, state, local or other laws to which they may be subject.

         DIVIDENDS. Distributions with respect to your Common Shares will be treated as ordinary dividend income to the extent of the Company's current or accumulated earnings and profits as determined for U.S. federal income tax purposes, subject to the discussion below relating to the potential application of the "controlled foreign corporation", "related person insurance income", or "passive foreign investment company" rules. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations under the Code. The amount of any distribution in excess of our current and accumulated earnings and profits will first be applied to reduce your tax basis in the Common Shares, and any amount in excess of tax basis will be treated as gain from the sale or exchange of your Common Shares.

         CLASSIFICATION OF PLATINUM HOLDINGS, PLATINUM UK, PLATINUM BERMUDA OR PLATINUM IRELAND AS A CONTROLLED FOREIGN CORPORATION. Each "United States shareholder" of a foreign corporation that is a "controlled foreign corporation" ("CFC") for an uninterrupted period of 30 days or more during a taxable year, and who owns shares in the CFC directly or indirectly through foreign entities on the last day of the CFC's taxable year must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC's "subpart F income", even if the subpart F income is not distributed. If Platinum Holdings, Platinum Bermuda, Platinum Ireland and/or Platinum UK is deemed to be a CFC, substantially all of Platinum Holdings' income and that of each of Platinum Bermuda and Platinum Ireland will be subpart F income. Any U.S. corporation, citizen, resident or other U.S. person who owns, directly or indirectly through foreign persons, or is considered to own (by application of the rules of constructive ownership set forth in Code section 958(b), applying to family members, partnerships, estates, trusts or controlled corporations or holders of certain options, including for these purposes, holders of our equity security units) 10% or more of the total combined voting power of all classes of stock of the foreign corporation will be considered to be a "United States shareholder". A foreign insurance company such as Platinum UK or Platinum Bermuda is treated as a CFC (other than for purposes of related person insurance income, as described below) only if its "United States shareholders" collectively own more than 25% of the

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total combined voting power or total value of the corporation's stock. Because of the limitations on concentration of voting power of our Common Shares, the dispersion of our share ownership among holders other than St. Paul and its subsidiaries, the provisions for directed voting on matters requiring action by the shareholders of Platinum Bermuda, Platinum UK and Platinum Ireland, including the election of members of the board of directors, and the restrictions on transfer, issuance or repurchase of Common Shares, you should not be subject to treatment as a United States shareholder of a CFC. However, these prophylactic provisions have not been tested in court and it is possible that they could be challenged by the Internal Revenue Service and found to be ineffective in preventing CFC status from arising. Because our bye-laws provide that no single shareholder (including St. Paul) is permitted to hold as much as 10% of the total combined voting power of Platinum Holdings, shareholders of Platinum Holdings should not be viewed as United States shareholders of a CFC for purposes of these rules. Again, there can be no assurance that these ownership limitations will be effective. Assuming they are effective, however, neither the indirect foreign tax credit nor the intercompany dividends received deduction attributable to U.S. source income will be available to U.S. corporate holders of the Common Shares who, absent such provision, would qualify therefor.

         RPII COMPANIES. Different definitions of "United States shareholder" and "controlled foreign corporation" are applicable in the case of a foreign corporation which earns "related person insurance income" ("RPII"). RPII is defined in Code section 953(c)(2) as any "insurance income" attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a "United States shareholder" or a "related person" to such a shareholder. In general, and subject to certain limitations, "insurance income" is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract in connection with risks located in a country other than the country under the laws of which the controlled foreign corporation is created or organized and which would be taxed under the portions of the Code relating to insurance companies if the income were the income of a domestic insurance company.

         The term "related person" for this purpose means someone who controls or is controlled by the United States shareholder or someone who is controlled by the same person or persons which control the United States shareholder. "Control" is measured by either more than 50% in value or more than 50% in voting power of stock, applying constructive ownership principles similar to the rules of section 958 of the Code. A corporation's pension plan is ordinarily not a "related person" with respect to the corporation unless the pension plan owns, directly or indirectly through the application of constructive ownership rules similar to those contained in section 958, more than 50%, measured by vote or value, of the stock of the corporation. For purposes of inclusion of Platinum UK's or Platinum Bermuda's RPII in the income of United States shareholders, unless an exception applies, the term "United States shareholder" includes all U.S. persons who own, directly or indirectly, any amount (rather than 10% or more) of Platinum UK's or Platinum Bermuda's stock. Platinum UK or Platinum Bermuda will be treated as a controlled foreign corporation for RPII purposes if such persons collectively own directly, indirectly or constructively 25% or more of the stock of Platinum UK or Platinum Bermuda by vote or value. St. Paul will, for federal income tax purposes, actually or constructively own approximately
    % of the Common Shares of Platinum Holdings upon completion of the Public Offering. Accordingly, unless an exception applies, it is likely that Platinum UK and Platinum Bermuda will each be treated as a CFC for purposes of the RPII rules.

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         RPII EXCEPTIONS. The special RPII rules do not apply if:

         - direct or indirect insureds and persons related to such insureds, whether or not U.S. persons, are treated at all times during the taxable year as owning less than 20% of the voting power and less than 20% of the value of the stock of Platinum UK or Platinum Bermuda, as applicable,

         - RPII, determined on a gross basis, is less than 20% of Platinum UK's or Platinum Bermuda's gross insurance income for the taxable year, as applicable,

         - Platinum UK or Platinum Bermuda elects to be taxed on its RPII as if the RPII were effectively connected with the conduct of a United States trade or business and to waive all treaty benefits with respect to RPII and meets certain other requirements, or

         - Platinum UK or Platinum Bermuda elects to be treated as a United States corporation.

         Platinum UK and Platinum Bermuda have not and do not intend to make either of the elections described above. Additionally, as subsidiaries of St. Paul and RenaissanceRe may be reinsured by Platinum UK and/or Platinum Bermuda, persons related to insureds may indirectly own more than 20% of the value of the stock of Platinum UK and Platinum Bermuda. Thus, only the second exception may be available.

         Where none of these exceptions applies, each U.S. person who owns directly or indirectly shares in Platinum Holdings (and therefore, indirectly in Platinum UK and Platinum Bermuda) at the end of any taxable year, will be required to include in its gross income for United States federal income tax purposes its share of RPII of Platinum UK and/or Platinum Bermuda for the entire taxable year. This inclusion will be determined as if such RPII were distributed proportionately only to such United States shareholders holding Common Shares at the end of the taxable year. The inclusion will be limited to the current-year earnings and profits of Platinum UK or Platinum Bermuda, as applicable, reduced by the shareholder's pro rata share, if any, of certain prior-year deficits in earnings and profits.

         COMPUTATION OF RPII. In order to determine how much RPII each of Platinum UK and Platinum Bermuda has earned in each taxable year, we will obtain and rely upon information from Platinum UK's and Platinum Bermuda's insureds and reinsureds to determine whether any of the insureds, reinsureds or other persons related to such insureds or reinsureds own our shares and are U.S. persons. Each year, each of Platinum UK and Platinum Bermuda will send a letter after the most recent taxable year to each person who was a policyholder to represent whether it was a United States shareholder of the Company or related to a United States shareholder during the year. For any taxable year in which Platinum UK's or Platinum Bermuda's gross RPII is 20% or more of its gross insurance income for the year, we may also seek information from our shareholders as to whether direct or indirect owners of our shares at the end of the year are U.S. persons so that the RPII may be determined and apportioned among such persons. To the extent we are unable to determine whether a direct or indirect owner of shares is a U.S. person, we may assume that such owner is not a U.S. person, thereby increasing the per share RPII amount for all United States shareholders.

         APPORTIONMENT OF RPII TO UNITED STATES SHAREHOLDERS. If Platinum UK's or Platinum Bermuda's RPII for any future taxable year is 20% or more of its gross insurance income, every U.S. person directly or indirectly owning Common Shares on the last day of that year will be required to include in gross income its share of Platinum UK's or Platinum Bermuda's RPII for such year, whether or not distributed. A U.S. person owning Common Shares during our taxable year but not on the last day of the taxable year for which Platinum Bermuda and/or Platinum UK is a controlled foreign corporation within the meaning of the RPII provisions of the Code, which would normally be December 31, is not required to include in gross income any part of Platinum UK's or

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Platinum Bermuda's RPII. Correspondingly, a U.S. person directly or indirectly owning Common Shares on the last day of the taxable year in which Platinum UK or Platinum Bermuda is a controlled foreign corporation for purposes of these provisions is required to include in its income its pro rata share of the RPII for the entire year, even though it did not own the Common Shares for the entire year.

         INFORMATION REPORTING. Each U.S. person who is a direct or indirect shareholder of Platinum Holdings on the last day of our taxable year must attach to the income tax or information return it would normally file for the period which includes that date a Form 5471 if Platinum UK or Platinum Bermuda is a CFC for RPII purposes for any continuous thirty-day period during its taxable year, whether or not any net RPII income is required to be reported. Platinum UK or Platinum Bermuda, as the case may be, will not be considered to be a CFC for this purpose and, therefore, Form 5471 will not be required, for any taxable year in which Platinum UK's or Platinum Bermuda's gross RPII constitutes less than 20% of its gross insurance income. For any year in which Platinum UK's or Platinum Bermuda's gross RPII constitutes 20% or more of its gross insurance income, we intend to provide Form 5471 to our direct or indirect United States shareholders for attachment to the returns of such shareholders. The amounts of the RPII inclusions may be subject to adjustment based upon subsequent IRS examination. A tax-exempt organization will be required to attach Form 5471 to its information return in the circumstances described above. Failure to file Form 5471 may result in penalties. In addition, U.S. persons who at any time acquire 10% or more of our shares will have an independent obligation to file Form 5471.

         TAX-EXEMPT SHAREHOLDERS. Tax-exempt entities will be required to treat certain subpart F insurance income, including RPII, that is includible in income by the tax-exempt entity as unrelated business taxable income.

         DISTRIBUTIONS; BASIS; EXCLUSION OF DISTRIBUTIONS FROM GROSS INCOME. A United States shareholder's tax basis in its Common Shares will be increased by the amount of any RPII that the shareholder includes in income. The shareholder may exclude from income the amount of any distribution by us to the extent of the RPII included in income for the year in which the distribution was paid or for any prior year. The United States shareholder's tax basis in its Common Shares will be reduced by the amount of such distributions that are excluded from income. While, in certain circumstances, a United States shareholder may be able to exclude from income distributions with respect to RPII that a prior shareholder included in income, that exclusion will not generally be available to holders who purchase Common Shares in this offering or in the public trading markets and are therefore unable to identify the previous shareholder and demonstrate that such shareholder had previously included the RPII in income.

         DISPOSITIONS OF COMMON SHARES. Subject to the discussion below relating to the potential application of Code section 1248 or the passive foreign investment company rules, you will recognize a gain or loss for United States federal income tax purposes upon the sale or exchange of any Common Shares equal to the difference between the amount realized upon such sale or exchange and your basis in the Common Shares. If your holding period for these Common Shares is more than one year, any gain will be subject to tax at a current maximum marginal tax rate of 20% (18% if your holding period is more than five years) for individuals and 35% for corporations.

         Code section 1248 provides that if a U.S. person disposes of stock in a foreign corporation and such person owned directly, indirectly through certain foreign entities or constructively 10% or more of the voting shares of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares may be treated as ordinary income to the extent of the CFC's earnings and profits during the period that the shareholder held the shares (with certain adjustments). A 10% United States shareholder may in certain circumstances be required to report a disposition of shares of a CFC by attaching IRS

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Form 5471 to the United States income tax or information return that it would normally file for the taxable year in which the disposition occurs. Code section 953(c)(7) generally provides that section 1248 also will apply to the sale or exchange of shares in a foreign corporation if the foreign corporation would be taxed as an insurance company if it were a domestic corporation, regardless of whether the shareholder is a 10% shareholder or whether RPII constitutes 20% or more of the corporation's gross insurance income. Existing Treasury regulations do not address whether Code section 1248 and the requirement to file Form 5471 would apply if the foreign corporation is not a CFC but the foreign corporation has a subsidiary that is a CFC or that would be taxed as an insurance company if it were a domestic corporation (although, as discussed above, shareholders of 10% or more of the shares of the Company will have an independent obligation to file Form 5471 in respect of the taxable year in which they reach the 10% threshold). Code section 1248 and the requirement to file Form 5471 should not apply to dispositions of Common Shares because (i) we should not have any U.S. shareholders that own directly, indirectly or constructively 10% or more of the voting power of the Common Shares, and (ii) we are not directly engaged in the insurance business and, under proposed regulations, Code sections 953 and 1248 appear to be applicable only in the case of shares of corporations that are directly engaged in the insurance business. However, the IRS might interpret the proposed regulations in a different manner and the proposed regulations may be amended or promulgated in final form so as to provide that Code section 1248 and the requirement to file Form 5471 will apply to dispositions of Common Shares.

         FOREIGN TAX CREDIT. If U.S. persons own a majority of the Company's shares, only a portion of the current income inclusions under the CFC, RPII and passive foreign investment company rules, if any, and of dividends paid by us (including any gain from the sale of Common Shares that is treated as a dividend under section 1248 of the Code) will be treated as foreign source income for purposes of computing a shareholder's U.S. foreign tax credit limitation.

         UNCERTAINTY AS TO APPLICATION OF RPII. Regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes might ultimately be made or whether any such changes, as well as any interpretation or application of the RPII rules by the IRS, the courts or otherwise, might have retroactive effect. Accordingly, the meaning of the RPII provisions and their application to Platinum UK and Platinum Bermuda is uncertain. These provisions include the grant of authority to the U.S. Treasury to prescribe "such regulations as may be necessary to carry out the purposes of this subsection, including ... regulations preventing the avoidance of this subsection through cross insurance arrangements or otherwise". In addition, there can be no assurance that the IRS will not challenge any determinations by Platinum UK or Platinum Bermuda as to the amount, if any, of RPII that should be includible in your income or that the amounts of the RPII inclusions will not be subject to adjustment based upon subsequent IRS examination. Each U.S. person considering an investment in Common Shares should consult its tax advisor as to the effects of these uncertainties.

         PASSIVE FOREIGN INVESTMENT COMPANIES. Sections 1291 through 1298 of the Code contain special rules applicable to foreign corporations that are "passive foreign investment companies" ("PFICs"). In general, a foreign corporation will be a PFIC during a given year if:

         -        75% or more of its income constitutes "passive income" or

         -        50% or more of its assets produce passive income.

         If we were to be characterized as a PFIC during a given year, our United States shareholders would be subject to a penalty tax at the time of their sale at a gain of, or receipt of an "excess distribution" with respect to, their Common Shares, unless such shareholders elected to be taxed on their pro rata share of our earnings whether or not such earnings were distributed or elected to be taxed on the investment in Common Shares on a mark-to-market basis. In general, a shareholder receives an "excess distribution" if the amount of the distribution is more than 125% of the average distribution with respect to the stock during the three preceding taxable years (or shorter period during which the taxpayer held the stock). In general, the penalty tax is equivalent to an interest charge on taxes that are deemed due during the period the United States shareholder owned the shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the shares was taxed in equal portions at the highest applicable tax rate on ordinary income throughout the shareholder's period of ownership. The interest charge is equal to the applicable rate imposed on underpayments of United States federal income tax for such period.

         For the above purposes, passive income is defined to include income of the kind which would be foreign personal holding company income under Code section 954(c), and generally includes interest, dividends, annuities and other investment income. The PFIC statutory provisions, however, contain an express exception for income "derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business...".

         This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. We expect, for purposes of the PFIC rules, that each of Platinum UK and Platinum Bermuda will be predominantly engaged in an insurance business and is unlikely to have financial reserves in excess of the reasonable needs of its insurance business. The PFIC statutory provisions contain a look-through rule stating that, for purposes of determining whether a foreign corporation is a PFIC, such foreign corporation shall be treated as if it received "directly its proportionate share of the income..." and as if it "held its proportionate share of the assets..." of any other corporation in which it owns at least 25% by value of the stock. While no explicit guidance is provided by the statutory language, under this look-through rule we should be deemed to own the assets and to have received the income of our insurance subsidiaries directly for purposes of determining whether we qualify for the insurance exception. This interpretation of the look-through rule is consistent with the legislative intention generally to exclude bona fide insurance companies from the application of PFIC provisions; there can, of course, be no assurance as to what positions the IRS or a court might take in the future. Each U.S. person considering an investment in Common Shares should consult its tax advisor as to the effects of the PFIC rules.

         OTHER. Except as discussed below with respect to backup withholding, dividends paid by us will not be subject to U.S. withholding tax.

TRANSFER REPORTING REQUIREMENTS

         A U.S. person (including a tax exempt entity) that purchases our Common Shares in the Public Offering may be required to file a Form 926 or similar form with the IRS if the cost of such purchases, including the cost of certain related purchases and purchases by related persons, exceeds $100,000. In the event such person fails to file any such required form, such person could be required to pay a penalty equal to 10% of the gross amount paid for such Common Shares (subject to a maximum penalty of $100,000, except in cases involving intentional disregard). U.S. persons should consult their tax advisors with respect to this or any other reporting requirement which may apply with respect to their acquisition of our Common Shares.

         NON-U.S. SHAREHOLDERS

         Subject to certain exceptions, non-U.S. persons will be subject to United States federal income tax on dividend distributions with respect to, and gain realized from the sale or exchange of, Common Shares only if such dividends or gains are effectively connected with the conduct of a trade or business within the U.S. Nonresident alien individuals will not be subject to U.S. estate tax with respect to our Common Shares.

         ALL SHAREHOLDERS

         Information reporting to the IRS by paying agents and custodians located in the United States will be required, with respect to payments of dividends on the Common Shares to U.S. persons. Thus, you may be subject to backup withholding with respect to dividends paid by such persons, unless you:

         - are a corporation or come within certain other exempt categories and, when required, demonstrate this fact, or

         - provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with applicable requirements of the backup withholding rules.

         Backup withholding is not an additional tax and may be credited against your regular federal income tax liability.

PROPOSED U.S. TAX LEGISLATION

         Recently proposed U.S. legislation targeting so-called "inversion transactions", if enacted, would under certain circumstances treat a foreign corporation as a U.S. corporation for U.S. federal income tax purposes and under other circumstances would require obtaining IRS approval of the terms of related-party transactions. In addition, interest deductions on debt borrowed from or guaranteed by a related non-U.S. party would be more severely limited than under existing so-called "earnings stripping" provisions.

         The Company and its subsidiaries would appear not to be subject to the proposed legislation directed at inversion transactions as currently drafted. However, the proposed changes to the earnings stripping provisions could impose significant restrictions on the amount of interest deductible by the Company's U.S. subsidiaries on certain debt owed to or guaranteed by related non-U.S. parties (including the surplus note to be issued by Platinum US to Platinum Ireland and the senior notes to be issued by Platinum Finance and guaranteed by the Company). We cannot predict whether the proposed legislation (or any similar legislation) will be enacted or, if enacted, what the specific provisions or the effective date of any such legislation would be, or whether it would have any effect on the Company or its subsidiaries.

         If the inversion legislation were enacted and made applicable to the Company and its subsidiaries, we could be treated as a U.S. corporation. If we were treated as a U.S. corporation, we would be subject to taxation in the U.S. at regular corporate rates. The U.S. tax consequences to the U.S. and non-U.S. holders of Common Shares would be significantly different from those described in the preceding sections. If the inversion legislation were to so apply, however, the earnings stripping provisions would, if also enacted, be inapplicable to the extent the non-U.S. related-party lender or guarantor was treated as a U.S. corporation under the inversion legislation. Prospective investors should consult their tax advisors regarding the U.S. tax consequences to them, in their particular circumstances, if we were treated as a U.S. corporation.

         In addition, a bill has been introduced in the House of Representatives that would effectively deny--by deferring for an extended period--a U.S.-based insurer or reinsurer that reinsures or retrocedes a portion of its risk with or to a related foreign-based reinsurer or retrocedent in a low tax rate jurisdiction (such as Bermuda) a deduction for the portion of the insurance or reinsurance premium ceded to the related foreign-based party, thereby effectively subjecting all of the premium income to U.S. tax. Moreover, a senior official of the U.S. Treasury Department has also identified related party reinsurance arrangements as an area that requires study because it may result in an inappropriate shift of income from a U.S. corporate group to its foreign affiliates, implying that, were that to be the conclusion of such a study, legislation, possibly in the form of legislation imposing a premium-based tax, might be needed. Enactment of legislation of either type could materially adversely affect our earnings and shareholders' investments.

UNITED KINGDOM TAXATION

         The following discussion applies only to U.K. resident individuals and U.K. resident companies who beneficially own shares in Platinum Holdings and who hold those shares as capital assets and not as dealers.

         Such individuals will be liable to tax on dividends received, at a rate of 10% for those shareholders who are subject to tax only at the basic rate, and 32.5% for those shareholders who are liable to tax at the higher rate of tax. Individual shareholders who while resident in the U.K. are non-U.K. domiciled will be chargeable to tax in respect of dividends only if and to the extent that the dividends are remitted to or enjoyed in the United Kingdom in any way.

         Individual shareholders are potentially liable to capital gains tax in respect of chargeable gains arising on any disposal of their shares. Once again, resident shareholders who are non-U.K. domiciled will be chargeable to capital gains tax on a disposal of their shares only as regards remittances made to the United Kingdom of the proceeds.

         For U.K. inheritance tax purposes, the shares of Platinum Holdings will rank as non-U.K. assets which may have a bearing on the imposition of inheritance tax in relation to gifts or the passing of the shares on death, particularly where the donor or deceased was non-U.K. domiciled.

         U.K. companies will be liable to corporation tax at the ordinary rate in relation to dividends received on the shares and gains arising on the disposal of the shares.

         Were a U.K. company ever to hold shares that carried the entitlement (aggregated with shares held by certain connected persons) to at least 25% of the profits of Platinum, the U.K.'s Controlled Foreign Companies provisions could be material, with the result that in certain circumstances underlying profits of Platinum and its subsidiaries might be taxed in the hands of the U.K. shareholder.

         PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING ANY FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF OWNERSHIP AND DISPOSITION OF THE COMMON SHARES WHICH ARE PARTICULAR TO THEM.

                                  UNDERWRITING

         Platinum Holdings and the underwriters named below (the "underwriters") have entered into an underwriting agreement with respect to the Common Shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of Common Shares indicated in the following table. Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc., Bane of America Securities LLC, Credit Suisse First Boston Corporation, and J.P. Morgan Securities Inc. are the representatives of the underwriters.

                                                          NUMBER OF COMMON
           UNDERWRITERS                                        SHARES
           ------------                                   ----------------
Goldman, Sachs and Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Salomon Smith Barney Inc.
Banc of America Securities LLC
Credit Sulsse First Boston Corporation
J.P. Morgan Securities Inc.

                                                              ----------
  Total                                                       30,040,000
                                                              ----------

         The underwriters are committed to take and pay for all of the Common Shares being offered, if any are taken, other than the Common Shares covered by the option described below unless and until this option is exercised.

         If the underwriters sell more Common Shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 4,506,000 Common Shares from Platinum Holdings to cover such sales. They may exercise that option for 30 days. If any Common Shares are purchased pursuant to this option, the underwriters will severally purchase Common Shares in approximately the same proportion as set forth in the table above.

         The following table shows the per Common Share and total underwriting discounts and commissions to be paid to the underwriters by Platinum Holdings. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 4,506,000 additional Common Shares.

                                 NO           FULL
PAID BY PLATINUM HOLDINGS     EXERCISE      EXERCISE
-------------------------     --------      --------
Per Share                      $             $
Total                          $             $

         Common Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any Common Shares sold by the underwriters to securities dealers may
be sold at a discount of up to $    per Common Share from the initial public
offering price. Any such securities dealers may resell any Common Shares purchased from the underwriters to certain other brokers or dealers at a
discount of up to $    per Common Share from the initial public offering price.
If all the Common Shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

         Platinum Holdings, its officers and directors, St. Paul and RenaissanceRe have agreed with the underwriters not to dispose of or hedge any of their Common Shares or securities convertible into or exchangeable for Common Shares (other than the equity security units to be offered and sold concurrently with this offering) during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of

Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible For Future Sale" for a discussion of certain transfer restrictions.

         Prior to the Public Offering, there has been no public market for the Common Shares. The initial public offering price will be negotiated among Platinum Holdings and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the Common Shares, in addition to prevailing market conditions, will be Platinum Holdings' pro forma performance, estimates of the business potential and earnings prospects of Platinum Holdings, an assessment of Platinum Holdings' management and the consideration of the above factors in relation to market valuation of companies in related businesses.

         The Common Shares have been approved for listing on the NYSE under the symbol "PTP" subject to notice of issuance. In order to meet one of the requirements for listing the Common Shares on the NYSE, the underwriters have undertaken to sell lots of 100 or more Common Shares to a minimum of 2,000 beneficial holders.

         In connection with the Public Offering, the underwriters may purchase and sell Common Shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of Common Shares than they are required to purchase in the Public Offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional Common Shares from Platinum Holdings in the Public Offering. The underwriters may close out any covered short position by either exercising their option to purchase additional Common Shares or purchasing Common Shares in the open market. In determining the source of Common Shares to close out the covered short position, the underwriters will consider, among other things, the price of Common Shares available for purchase in the open market as compared to the price at which they may purchase such Common Shares through their option to purchase additional Common Shares from Platinum Holdings. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Common Shares made by the underwriters in the open market prior to the completion of the offering.

         The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased Common Shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

         Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the Common Shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Common Shares. As a result, the price of the Common Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

         Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing of the Public Offering, will not offer or sell any Common Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Common Shares in circumstances in which section 21(1) of the FSMA does not apply to Platinum Holdings; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Common Shares in, from or otherwise involving the United Kingdom.

         The Common Shares may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

         A prospectus in electronic format will be made available on the websites maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of Common Shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

         Platinum Holdings has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the 1933 Act.

         The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of Common Shares offered.

         Platinum Holdings estimates that its share of the total expenses for the Public Offering, excluding underwriting discounts and commissions, will be approximately $3.5 million.

         Several of the underwriters and their affiliates have provided from time to time, and expect to provide in the future, investment and commercial banking and financial advisory services to St. Paul and its affiliates in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions.

         To a limited extent, St. Paul has agreed to pay certain indemnification obligations of Platinum to the underwriters if Platinum fails to pay in specified circumstances.

                            VALIDITY OF COMMON SHARES

         The validity of the Common Shares under Bermuda law will be passed upon for the Company by Conyers, Dill & Pearman, Hamilton, Bermuda. Certain legal matters in connection with the Public Offering will be passed upon for the Company by Sullivan & Cromwell, New York, New York, and the Underwriters are being advised as to certain matters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York, in each case in reliance on the opinions of Conyers, Dill & Pearman with respect to Bermuda law. Sullivan & Cromwell is also advising St. Paul, the sponsor of the Company, in connection with the Company's establishment. Furthermore, the Company is being advised as to certain matters in connection with its organization and the Public Offering by Sullivan & Cromwell. Dewey Ballantine LLP has advised Platinum regarding certain matters, including agreements between Platinum and St. Paul.

                                     EXPERTS

         The consolidated balance sheet of Platinum Underwriters Holdings, Ltd. and the combined statements of identifiable underwriting assets and liabilities, underwriting results, identifiable underwriting cash flows and combined financial statement schedules of The St. Paul Companies, Inc. Reinsurance Underwriting Segment (Predecessor) included in the Registration Statement have been audited by KPMG LLP, independent auditors, as set forth in their reports appearing herein. The statements and combined financial statement schedules referred to above are included in reliance upon such reports of KPMG LLP, given upon the authority of such firm as experts in accounting and auditing. The audit report covering Predecessor's December 31, 2001, 2000 and 1999 combined statements contains an explanatory paragraph that states that the combined statements are not intended to be a complete presentation of Predecessor's or St. Paul's financial position, results of operations, or cash flows.

                              AVAILABLE INFORMATION

         Upon completion of the offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings will also be available over the internet at the SEC's website at http://www.sec.gov. We intend to list the Common Shares on the NYSE. Upon listing, periodic reports, proxy statements and other information concerning Platinum Holdings will be available for review at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. After the completion of the Public Offering, we expect to provide annual reports to our shareholders that include financial information reported on by our independent public accountants and quarterly reports containing unaudited interim financial information for the first three fiscal quarters of each fiscal year.

         We have filed a registration statement on Form S-1 with the SEC (File No. 333-86906). This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to one of our contracts or other documents, please be aware that the reference is not necessarily complete and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC's public reference room in Washington, D.C. as well as through the SEC's internet site.

 ENFORCEABILITY OF CIVIL LIABILITIES UNDER UNITED STATES FEDERAL SECURITIES LAWS
                                AND OTHER MATTERS

         Platinum Holdings is a Bermuda company, and certain of its officers and directors are or will be residents of various jurisdictions outside the United States. A substantial portion of the assets of Platinum Holdings and of such officers and directors, at any one time, are or may be located in jurisdictions outside the United States. In particular, Platinum Bermuda is also a Bermuda corporation. Therefore, it ordinarily could be difficult for investors to effect service of process within the United States on Platinum Holdings or any of these officers and directors who reside outside the United States or to recover against Platinum Holdings or any such individuals on judgments of courts in the United States, including judgments predicated upon civil liability under the U.S. federal securities laws. Notwithstanding the foregoing, Platinum Holdings has irrevocably agreed that it may be served with process with respect to actions against us arising out of violations of the U.S. federal securities laws in any federal or state court in the U.S. relating to the transactions covered by this prospectus by serving CT Corporation System, 1633 Broadway, 30th Fl., New York, New York 10019, telephone (800) 624-0909, its United States agent appointed for that purpose. Nevertheless, it may be difficult for you to effect service of process within the United States upon Platinum

Holdings' directors, officers and experts who reside outside the United States or to enforce in the United States judgments of U.S. courts obtained in actions against Platinum Holdings or its directors and officers, as well as the experts named in this document, who reside outside the United States. Platinum Holdings has been advised by Conyers, Dill & Pearman, its Bermuda counsel, that there is doubt as to whether the courts of Bermuda would enforce (1) judgments of United States courts obtained in actions against such persons or Platinum Holdings predicated upon the civil liability provisions of the United States federal securities laws and (2) original actions brought in Bermuda against such persons or Platinum Holdings predicated solely upon United States federal securities laws. There is no treaty in effect between the United States and Bermuda providing for such enforcement, and there are grounds upon which Bermuda courts may not enforce judgments of United States courts. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies available under the U.S. federal securities laws, would not be allowed in Bermuda courts as contrary to Bermuda's public policy.

                            THE PREDECESSOR BUSINESS

         We present below selected historical combined financial data of St. Paul Re. Our pro forma underwriting results presented under "Management's Discussion and Analysis of Pro Forma Financial Condition and Underwriting Results" in this prospectus show that our 2001 net premiums written, as adjusted for the business not transferred and the exclusion of the St. Paul corporate aggregate excess-of-loss reinsurance program, represent approximately 82% of St. Paul Re's net premiums written for the same period. Also, we are assuming no premium or loss development on business entered into prior to January 1, 2002. Accordingly, we caution that St. Paul Re's underwriting results and St. Paul Re's combined statements presented in this prospectus are not indicative of the actual results that we will achieve once we commence operations. For a detailed discussion of our pro forma combined statements of underwriting results, see "Pro Forma Financial Information".

         In addition to the effect of the non-transfer of certain portions of St. Paul Re's business to us and the exclusion of the St. Paul corporate aggregate excess-of-loss reinsurance program, other factors may cause our actual results to differ materially from St. Paul Re's results. For example, although we continue to be afforded the benefits of St.Paul Re's retrocessional program for the remainder of 2002, we may enter into reinsurance contracts with significantly different terms and conditions from those that have been made available to St. Paul Re from St. Paul and which form the basis of St. Paul Re's results. Furthermore, the additional premiums recorded in 2001 by St. Paul Re's finite risk business primarily associated with the September 11, 2001 terrorist attack were exceedingly high and not necessarily indicative of the recurring premium volume we expect to write in that business segment. In addition, St. Paul Re's combined statements reflect the discounting of the liability for certain assumed reinsurance contracts using rates up to 7.5%, based on its return on invested assets or, in many cases, on yields contractually guaranteed to it on funds held by the ceding company, as permitted by the state of domicile of a company included in St. Paul Re. It is our current intention to make arrangements to permit such discounting to a similar extent as St. Paul Re, which may include the organization and licensing of a U.S. subsidiary in addition to Platinum U.S. If arrangements permitting us to discount reserves to the same extent as St. Paul Re are not made, reinsurance contracts of a similar type entered into in the future would be reported on an undiscounted basis.

         As further discussed in the Notes under "Pro Forma Combined Statements of Underwriting Results for the six months ended June 30, 2002 and 2001, and the year ended December 31, 2001", the following table illustrates the difference between Platinum's pro forma financial information and St. Paul Re's for the year ended December 31, 2001.

                                                    YEAR ENDED DECEMBER 31, 2001
                                                    ----------------------------
                                                     HISTORICAL        PRO FORMA
                                                    ST. PAUL RE         PLATINUM
                                                    -----------        ---------
                                                          ($ IN MILLIONS)
NET PREMIUMS EARNED                                   $ 1,593            $ 1,302
RWRITING LOSSES AND
Losses and loss adjustment expenses                     1,922              1,440
Underwriting expenses                                     397                306
                                                      -------            -------
Total underwriting losses and expenses                  2,319              1,746
                                                      -------            -------
UNDERWRITING GAIN (LOSS)                              $  (726)           $  (444)
                                                      =======            =======

                        SELECTED COMBINED FINANCIAL DATA

FIVE-YEAR SUMMARY OF ST. PAUL RE SELECTED COMBINED FINANCIAL DATA

                                          SIX MONTHS ENDED
                                              JUNE 30,
                                         -------------------
                                          2002         2001           2001            2000        1999            1998        1997
                                         -----        ------        -------         -------      ------          -------    --------
                                                               ($ IN MILLIONS)
Net premiums written                     $ 663        $  701        $ 1,677         $ 1,073      $  913          $ 1,017    $ 1,155

Net premiums earned                        682           600          1,593           1,121         878            1,003      1,198
Losses and loss adjustment expenses        460           426          1,922             811         500              658        819
Underwriting expenses                      213           230            397             424         302              341        379
                                         -----        ------        -------         -------      ------          -------    -------
Underwriting gain (loss)                 $   9        $  (56)       $  (726)        $  (114)     $   76          $     4    $     -
                                         -----        ------        -------         -------      ------          -------    -------
Statutory combined ratio:
  Loss and loss expense ratio             67.4%         71.0%         120.6%           72.3%       57.0%            65.6%      68.4%
  Underwriting expense ratio              29.2%         36.5%          25.1%           39.7%       35.1%            33.3%      31.1%
                                         -----        ------        -------         -------      ------          -------    -------
  Combined ratio                          96.6%        107.5%         145.7%          112.0%       92.1%            98.9%      99.5%
                                         -----        ------        -------         -------      ------          -------    -------
  Adjusted combined ratio*                93.1%        116.2%         117.6%          120.4%      109.2%            98.9%      99.5%
  Impact of catastrophes on combined
  ratio**                                 (1.5)%         2.7%          40.4%           12.0%       16.3%             8.6%       0.3%
                                         -----        ------        -------         -------      ------          -------    -------

-------------
* For purposes of meaningful comparison, adjusted combined ratios in 1999 - 2001 exclude the impact of the reinsurance treaties described in Note 8 to the combined statements, and in 2001, the impact of the September 11, 2001 terrorist attack.

** Excludes ceded losses under the St. Paul corporate aggregate excess-of-loss reinsurance program and St. Paul Re's aggregate excess-of-loss treaties.

                               RECENT DEVELOPMENTS

         As discussed below, St. Paul Re was not affected by catastrophes in the first six months of 2002. However, in August 2002, heavy rains and flooding caused substantial loss of life and property in parts of Europe. Based on preliminary information available to it, and applying customary actuarial techniques applicable to catastrophe events, St. Paul Re has incurred estimated
losses of $    million in respect of this event as of    ,2002. St. Paul Re and
after the completion of the Public Offering, Platinum, will revise this estimate if additional information suggests that such action is appropriate. Total catastrophe losses to date in 2002 have been lower than management's expectations.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                UNDERWRITING RESULTS OF THE PREDECESSOR BUSINESS

         The following discussion and analysis pertains to the operating results of the Reinsurance underwriting segment of St. Paul, for the years ended December 31, 2001, 2000 and 1999, and for the six-month periods ended June 30, 2002 and 2001. This discussion and analysis should be read in conjunction with St. Paul Re's combined statements and related notes found on pages F-13 to F-28, because they contain important information that is helpful in evaluating St. Paul Re's operating results and financial condition.

         St. Paul Re's operations include the underwriting results of certain insurance and reinsurance subsidiaries in St. Paul's group of companies, as well as the underwriting results of the reinsurance departments of St. Paul Fire and Marine Insurance Company, and United States Fidelity and

Guaranty Company ("USF&G"), St. Paul's two largest U.S. insurance subsidiaries. The financial results reported herein for St. Paul Re reconcile to St. Paul's reinsurance segment results reported in St. Paul's audited consolidated financial statements for each year in the three-year period ended December 31, 2001, which are included in St. Paul's 2001 Annual Report to Shareholders, and in St. Paul's June 30, 2002 Quarterly Report on Form 10-Q (unaudited).

         It is the practice of St. Paul to evaluate the performance of its property-casualty insurance underwriting segments on the basis of underwriting results. Therefore, this discussion focuses on each segment's performance based on underwriting results. St. Paul does not allocate assets or investment income to its respective underwriting segments, and therefore, neither assets nor surplus are specifically identifiable for St. Paul Re. As a result, the following discussion and analysis focuses almost exclusively on those factors influencing underwriting performance for each of St. Paul Re's four business segments. Those segments, whose results are analyzed in more detail later in this discussion, are as follows: North American Casualty, North American Property, International, and Finite Risk.

         In the years prior to 2002, St. Paul Re generally underwrote traditional treaty and facultative reinsurance for property, casualty, ocean marine, surety, accident and health and certain specialty classes of coverage for leading property and casualty insurance companies worldwide. St. Paul Re also underwrote certain types of "non-traditional" reinsurance, which provides limited traditional underwriting risk combined with financial risk protection. In late 2001, St. Paul announced a series of actions designed to improve its profitability, including plans to narrow the product offering and geographic presence of its reinsurance operations. As a result, in January 2002, St. Paul Re began focusing almost exclusively on the following types of reinsurance coverages: property catastrophe, excess-of-loss casualty, marine and traditional finite.

CRITICAL ACCOUNTING POLICIES

         St. Paul Re's significant accounting policies are described in the notes to St. Paul's Reinsurance Underwriting Segment (Predecessor)'s Combined Statements. The following is a summary of the critical accounting policies that affected the components comprising St. Paul Re's underwriting performance: premiums, reserves and reinsurance.

         PREMIUMS

         Premiums were recorded at the inception of each policy, based upon information received from ceding companies and their brokers. For excess-of-loss contracts, the amount of premium was usually contractually documented at inception, and no management judgment was necessary in accounting for this. Premiums were earned on a pro rata basis over the contract period. For proportional treaties, the amount of premium was normally estimated at inception by the ceding company. St. Paul Re accounted for such premium using the initial estimates, and then adjusted them once a sufficient period for actual premium reporting had elapsed, normally around three years. For the year ended December 31, 2001 the net amount of premium written resulting from estimate accruals was less than 25% of total premiums written. St. Paul Re also accrued for reinstatement premiums resulting from losses. Such accruals were based upon actual contractual terms, and the only element of management judgment involved was with respect to the amount of loss reserves, as described below.

         Reinstatement and additional premiums are written at the time a loss event occurs where coverage limits for the remaining life of the contract are reinstated under pre-defined contract terms. Reinstatement premiums are the premiums charged for the restoration of the reinsurance limit of a catastrophe contract to its full amount after payment by the reinsurer of losses as a result of an occurrence. These premiums relate to the future coverage obtained during the remainder of the initial policy term, and are earned over the remaining policy term. Additional premiums are premiums charged after coverage has expired, related to experience during the policy term, which are earned immediately.

         RESERVES

         Under U.S. GAAP, St. Paul Re was not permitted to establish loss reserves until the occurrence of an event which may give rise to a loss. Once such an event occurred, St. Paul Re established reserves based upon estimates of total losses incurred by the ceding insurers as a result of the event and St. Paul Re's estimate of the portion of such loss it has reinsured. As a result, only loss reserves applicable to losses incurred up to the reporting date may be set aside, with no allowance for the provision of a contingency reserve to account for expected future losses. Losses arising from future events will be estimated and recognized at the time the loss is incurred and could be substantial.

         Setting appropriate reserves is an inherently uncertain process. Loss reserves represent St. Paul Re's estimates, at a given point in time, of ultimate settlement and adjustment costs of losses incurred (including IBNR losses). St. Paul Re regularly reviewed and updated these estimates, using the most current information available. Consequently, the ultimate liability for a loss was likely to differ from the original estimate. Whenever St. Paul Re determined that any existing loss reserves were inadequate, St. Paul Re was required to record such change in estimate; increasing the loss reserves with a corresponding negative impact, which could be material, in St. Paul Re's underwriting results in the period in which the deficiency was identified. The establishment of new reserves, or the adjustment of reserves for reported claims, could result in significant upward or downward changes to St. Paul Re's financial condition or results of underwriting in any particular period.

         The reserve for losses and loss adjustment expenses was based upon reports, individual case estimates received from ceding companies, and management's estimates. St. Paul Re management's estimates were used mostly to estimate IBNR loss amounts. For certain catastrophic events, there was considerable uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses. Reserves were reviewed regularly and, as experience developed and additional information became known, the reserves were adjusted as necessary. Such changes in estimate, if necessary, were reflected in results of operations in the current period.

         Liabilities for unpaid losses and LAE related to certain assumed reinsurance contracts are discounted to the present value of estimated future payments. The liabilities related to these reinsurance contracts were discounted based on our return on invested assets, or in many cases, on yields contractually guaranteed to us on funds held by the ceding company, as permitted.

         REINSURANCE

         Written premiums, earned premiums, and incurred losses and LAE reflected the net effects of assumed and ceded reinsurance transactions. Reinsurance accounting was followed for assumed and ceded transactions when risk transfer requirements had been met. These requirements involved significant assumptions being made related to the amount and timing of expected cash flows, as well as the interpretation of underlying contract terms. Assumed reinsurance contracts that did not transfer significant insurance risk were required to be accounted for as deposits. These deposits were accounted for as financing transactions, with interest expense credited to the contract deposit. Premiums received on retroactive reinsurance contracts are not reflected in the statement of operations, but rather are recorded in the combined statement of identifiable underwriting assets and liabilities as an increase to loss and loss adjustment expenses reserves for the liabilities assumed and as assets based on the consideration received. A deferred charge or credit is recorded for any difference between liabilities assumed and consideration received.

CONSOLIDATED OVERVIEW

         The following table summarizes St. Paul Re's results for the periods presented.

                                          SIX MONTHS ENDED
                                              JUNE 30,                     YEAR ENDED DECEMBER 31,
                                         ------------------           -----------------------------------
                                         2002          2001           2001            2000           1999
                                         ----          ----           ----            ----           ----
                                                                 ($ IN MILLIONS)
NET PREMIUMS EARNED
  Net premiums written                  $  663        $  701        $ 1,677         $ 1,073         $  913
  Change in unearned premiums               19          (101)           (84)             48            (35)
                                        ------        ------        -------         -------         ------
  Net premiums earned                      682           600          1,593           1,121            878
LOSSES AND UNDERWRITING EXPENSES
  Losses and loss adjustment expenses      460           426          1,922             811            500
  Policy acquisition expenses              178           188            315             336            220
  Other underwriting expenses               35            42             82              88             82
                                        ------        ------        -------         -------         ------
  Total losses and underwriting
    expenses                               673           656          2,319           1,235            802
                                        ------        ------        -------         -------         ------
    Underwriting gain (loss)            $    9        $  (56)       $  (726)        $  (114)        $   76
                                        ======        ======        =======         =======         ======

         SIX MONTHS ENDED JUNE 30, 2002 VS. SIX MONTHS ENDED JUNE 30, 2001

         Net premiums written declined $38 million for the six months ended June 30, 2002 compared to the six months ended June 30, 2001. The decrease in net premiums written in 2002 was primarily due to the reduced volume from the lines of business targeted for exit as part of St. Paul's strategic initiative to improve profitability. In addition, the rescission of a large quota share contract in the second quarter of 2002 also contributed to the decrease in volume. The premium decline was partially offset by new business written in the accident and health line of business and by rate increases. Reinsurance rates continued to increase in 2002, primarily in response to the terrorist attack in the United States in September 2001. Rate increases on business renewed on January 1, 2002 averaged approximately 33% across all business segments.

         The $65 million improvement in underwriting results reflected the impact of substantial rate increases on 2002 renewals, as well as favorable prior year development on catastrophe losses, absence of current year catastrophe losses and benefits derived from exiting unprofitable lines of business.

         YEAR ENDED DECEMBER 31, 2001 VS. YEAR ENDED DECEMBER 31, 2000

         The 56% increase in net written premiums in 2001 was principally driven by new business growth in the North American Casualty and North American Property segments, additional premiums recorded for prior underwriting years in the North American Casualty segment, and strong price increases in all segments. Price increases continued throughout 2001 in response to the growing demand for reinsurance coverages, and those increases accelerated during the fourth quarter in the aftermath of the September 11, 2001 terrorist attack. In 2000, net premium growth was driven by new business opportunities in the non-traditional reinsurance market and price increases across virtually all lines of traditional reinsurance coverage.

         Underwriting results in 2001 were dominated by losses resulting from the terrorist attack, which totaled $556 million. Excluding those losses, underwriting results in 2001 were still significantly worse than in 2000, with deterioration centered in the North American Casualty and Finite Risk segments. Catastrophe losses (excluding the September 11, 2001 terrorist attack) totaled $92 million in 2001, driven by losses from the explosion of a chemical plant in Toulouse, France and Tropical Storm Allison in the United States. Catastrophe losses in 2000 totaled $135 million and were primarily the result of additional loss development from European storms occurring near the end of 1999.

         The deterioration in 2000 underwriting results compared with 1999 was due to significant adverse loss development from years prior to 2000, including development from the European storms at the end of 1999. Adverse prior-year loss development on retrocessional business written in St. Paul Re's London operations also played a significant role in 2000's underwriting loss. In addition, the North American treaty casualty business accounted for $131 million of underwriting losses in 2000.

RETROCESSIONAL REINSURANCE

         St. Paul Re's underwriting results for 2001, 2000 and 1999 reflect the benefits of its retrocessional reinsurance program. Under this program, St. Paul Re purchases reinsurance for its own benefit, to limit the effect on its financial condition and operating results of large and multiple losses. Under this program, St. Paul Re ceded the following amounts to reinsurers:

                                                        SIX MONTHS ENDED                           YEAR ENDED
                                                            JUNE 30,                               DECEMBER 31,
                                                     ----------------------          --------------------------------------
                                                      2002            2001            2001            2000            1999
                                                      ----            ----            ----            ----            ----
                                                                                 ($ IN MILLIONS)
Net premiums written                                 $   39          $  102          $  177          $  254          $  318

Net premiums earned                                      29              94             172             260             314
Losses and loss adjustment expenses                     (28)            144             396             386             377
Underwriting expenses                                     4               6              14              13              30
                                                     ------          ------          ------          ------          ------
   Net underwriting benefit                          $  (53)         $   56          $  238          $  138          $   93
                                                     ======          ======          ======          ======          ======

         Included in the above totals were the impacts of the St. Paul corporate aggregate excess-of-loss reinsurance programs that were entered into effective on January 1 of each year except 2002 and St. Paul Re's aggregate excess-of-loss-treaty, a separate aggregate excess-of-loss treaty exclusive to St. Paul Re. St. Paul chose not to have a corporate aggregate excess-of-loss reinsurance program in place in 2002. Coverage under the St. Paul corporate aggregate excess-of-loss reinsurance programs was triggered when incurred insurance losses and loss adjustment expenses spanning all segments of St. Paul's business exceeded accident year attachment loss ratios specified in the treaty. In addition, St. Paul Re's results benefited from St. Paul Re's aggregate excess-of-loss-treaty in each year. These treaties are collectively referred to hereafter as the "reinsurance treaties".

         The following table describes the combined impact of these cessions under the reinsurance treaties on St. Paul Re's results.

                                                        SIX MONTHS ENDED                           YEAR ENDED
                                                            JUNE 30,                               DECEMBER 31,
                                                     ----------------------          --------------------------------------
                                                      2002            2001            2001            2000            1999
                                                      ----            ----            ----            ----            ----
                                                                                 ($ IN MILLIONS)
ST. PAUL CORPORATE AGGREGATE EXCESS-OF-LOSS
REINSURANCE PROGRAM:
  Ceded premiums written                             $   --          $    2          $  (67)         $   80          $   89
  Ceded losses and loss adjustment expenses              --              --            (126)            140             164
  Ceded earned premiums                                  --               1             (67)             80              89
                                                     ------          ------          ------          ------          ------
    Net pretax benefit (detriment)                       --              (1)            (59)             60              75
                                                     ------          ------          ------          ------          ------
ST. PAUL RE'S AGGREGATE EXCESS-OF-LOSS TREATIES:
  Ceded premiums written                                  5              45             119              55              62
  Ceded losses and loss adjustment expenses             (25)            102             278             122             150
  Ceded earned premiums                                  (3)             43             119              55              62
                                                     ------          ------          ------          ------          ------
    Net pretax benefit (detriment)                      (22)             59             159              67              88
                                                     ------          ------          ------          ------          ------
COMBINED TOTAL:
  Ceded premiums written                                  5              47              52             135             151
  Ceded losses and loss adjustment expenses             (25)            102             152             262             314
  Ceded earned premiums                                  (3)             44              52             135             151
                                                     ------          ------          ------          ------          ------
    Net pretax benefit (detriment)                   $  (22)         $   58          $  100          $  127          $  163
                                                     ======          ======          ======          ======          ======

         St. Paul was not party to a corporate all-lines aggregate excess-of-loss treaty in 2002. In 2001, St. Paul did not cede any losses to the St. Paul corporate aggregate excess-of-loss reinsurance program, but did reallocate benefits from its 2000 and 1999 treaties among its business segments, resulting in a detriment to St. Paul Re's reported results for calendar year 2001. This reallocation was necessary to reflect the impact of differences between St. Paul's actual 2001 experience on losses ceded to the St. Paul corporate aggregate excess-of-loss reinsurance program in 2000 and 1999, by segment, and the anticipated experience on those losses in 2000 and 1999, when the initial segment allocation was made. The impact of the 2000 and 1999 St. Paul corporate aggregate excess-of-loss reinsurance program was allocated to St. Paul Re based on St. Paul Re's underwriting results relative to the underwriting results of St. Paul's other underwriting segments.

         Net underwriting detriment in the 2002 six-month period was driven by a commutation of a certain portion of the St.Paul Re aggregate excess-of-loss treaty. The commutation of this treaty resulted in a net loss of $14 million. This was done in conjunction with the commutation of similar assumed reinsurance treaties which resulted in a net gain of $10 million. The combined effect of these commutations resulted in a net loss of $4 million.

         The combined net pretax benefit (detriment) of the reinsurance treaties was allocated to St. Paul Re's business segments as follows:

                                                        SIX MONTHS ENDED
                                                            JUNE 30,                         YEAR ENDED DECEMBER 31,
                                                     ----------------------          --------------------------------------
                                                      2002            2001            2001            2000            1999
                                                      ----            ----            ----            ----            ----
                                                                                 ($ IN MILLIONS)
North American Casualty                              $   (6)         $    4          $   13          $   42          $   28
North American Property                                  (3)             35              40              49              60
International                                            (4)             16              30              36              51
Finite Risk                                              (9)              3              17               0              24
                                                     ------          ------          ------          ------          ------
Total                                                $  (22)         $   58          $  100          $  127          $  163
                                                     ======          ======          ======          ======          ======

SEPTEMBER 11, 2001 TERRORIST ATTACK

         On September 11, 2001, terrorists hijacked four commercial passenger jets in the United States. Two of the jets were flown into the World Trade Center towers in New York, N.Y., causing their collapse. The third jet was flown into the Pentagon building in Washington, D.C., causing severe damage, and the fourth jet crashed in rural Pennsylvania. This terrorist attack caused significant loss of life and resulted in unprecedented losses for the property and casualty insurance industry. St. Paul Re's estimated net pretax loss incurred as a result of the terrorist attack totaled $556 million in 2001, distributed among business segments as follows:

                                                   YEAR ENDED
                                               DECEMBER 31, 2001
                                               -----------------
                                                ($ IN MILLIONS)
North American property                              $  233
North American casuality                                 32
International                                           162
Finite Risk                                             129
                                                     ------
   Total                                             $  556
                                                     ======

         St.Paul Re continually evaluated the adequacy of the net loss provision recorded, based on claim experience, collections from its reinsurers, and other factors. In the first six months of 2002, St. Paul Re did not record any additions or reductions to its original estimated loss provision recorded in 2001 for the terrorist attack. Through June 30, 2002, St. Paul Re had made net loss payments totaling $110 million related to the attack since it occurred, of which $107 million were made in the first six months of 2002.

         For further information related to the terrorist attack, refer to the Notes to The St. Paul Companies, Inc. Reinsurance Underwriting Segment (Predecessor) Combined Statements beginning on page F-16 of this prospectus.

ELIMINATION OF ONE-QUARTER REPORTING LAG

         In the first quarter of 2000, St. Paul Re eliminated the one-quarter reporting lag for its reinsurance operations based in the United Kingdom ("St. Paul Re-U.K.") in order to report the results of those operations on a current basis. As a result, St. Paul Re's results for 2000 include St. Paul Re-U.K.'s results for the fourth quarter of 1999 and all of 2000. The incremental impact of eliminating the reporting lag, which consists of St. Paul Re-U.K.'s results for the three months ended December 31, 2000, was as follows.

                                                   YEAR ENDED
                                               DECEMBER 31, 2000
                                               -----------------
                                                ($ IN MILLIONS)
Net premiums written                                 $    7
Net premiums earned                                      51
Underwriting loss                                       (10)

UNDERWRITING RESULTS BY SEGMENT

         The following table summarizes written premiums, underwriting results, statutory combined ratios and adjusted combined ratios (as described in the footnote to the table) for each of St. Paul Re's business segments for the last three years. These segments are managed in a carefully coordinated fashion with strong elements of centralized control. As a result, management monitors and evaluates the financial performance of these segments principally based on their underwriting results. Following the table are detailed analyses of each segment's results.

                                                           SIX MONTHS
                                                             ENDED
                                                            JUNE 30,                        YEAR ENDED DECEMBER 31,
                                                     ----------------------          --------------------------------------
                                                      2002            2001            2001            2000            1999
                                                      ----            ----            ----            ----            ----
                                                                                 ($ IN MILLIONS)
NORTH AMERICAN CASUALTY
    Net premiums written                             $  288          $  296          $  667          $  340          $  262
    Net premiums earned                                 271             261             588             319             245
    Losses and loss adjustment expenses                 230             274             584             261              61
    Underwriting expenses                                91              96             219             134             109
                                                     ------          ------          ------          ------          ------
    Underwriting gain (loss)                         $  (50)         $ (109)         $ (215)         $  (76)         $   75
                                                     ======          ======          ======          ======          ======
    Combined ratio                                    117.9%          141.6%          135.4%          124.9%           68.8%
    Adjusted combined ratio*                          115.3%          142.6%          131.5%          131.4%           82.2%

NORTH AMERICAN PROPERTY
    Net premiums written                             $  110          $   75          $  216          $  170          $  207
    Net premiums earned                                 125              75             216             204             196
    Losses and loss adjust expenses                      74              36             381             133             153
    Underwriting expenses                                35              33              67              72              71
                                                     ------          ------          ------          ------          ------
    Underwriting gain (loss)                         $   16          $    6          $ (232)         $   (1)         $  (28)
                                                     ======          ======          ======          ======          ======
    Combined ratio                                     88.0%           92.8%          207.3%          104.6%          112.6%
    Adjusted combined ratio*                           85.1%          127.6%          116.9%          122.2%          134.8%

INTERNATIONAL
    Net premiums written                             $  174          $  174          $  248          $  145          $  160
    Net premiums earned                                 120             108             242             188             160
    Incurred losses and loss adjustment expenses         52              25             289             128             102
                                                     ------          ------          ------          ------          ------
    Underwriting gain (loss)                         $   40          $   53          $ (109)         $  (10)         $  (21)
                                                     ======          ======          ======          ======          ======
    Combined ratio                                     62.5%           45.5%          143.8%          111.6%          114.0%
    Adjusted combined ratio*                           58.9%           64.0%           89.5%          125.0%          134.7%

FINITE RISK
    Net premiums written                             $  151          $  156          $  546          $  418          $  284
    Net premiums earned                                 166             156             547             410             277
    Incurred losses and loss adjustment expenses        104              91             668             289             184
    Underwriting expenses                                59              71              49             148              43
                                                     ------          ------          ------          ------          ------
    Underwriting gain (loss)                         $    3          $   (6)         $ (170)         $  (27)         $   50
                                                     ======          ======          ======          ======          ======
    Combined ratio                                     97.8%          106.7%          131.6%          106.2%           85.8%
    Adjusted combined ratio*                           91.8%          108.3%          114.2%          106.2%           94.9%

TOTAL
   Net premiums written                              $  663          $  701          $1,677          $1,073          $  913
   Net premiums earned                                  682             600           1,593           1,121             878
   Incurred losses and loss adjustment expenses         460             426           1,922             811             500
   Underwriting expenses                                213             230             397             424             302
                                                     ------          ------          ------          ------          ------
         Underwriting result                         $    9          $  (56)         $ (726)         $ (114)         $   76
                                                     ======          ======          ======          ======          ======
   Loss and loss expense ratio                         67.4%           71.0%          120.6%           72.3%           57.0%
   Underwriting expense ratio                          29.2%           36.5%           25.1%           39.7%           35.1%
                                                     ------          ------          ------          ------          ------
   Combined ratio                                      96.6%          107.5%          145.7%          112.0%           92.1%
                                                     ======          ======          ======          ======          ======
   Adjusted combined ratio*                            93.1%          116.2%          117.6%          120.4%          109.2%

------------------------
* For purposes of meaningful comparison, adjusted combined ratios in all periods presented exclude the impact of the reinsurance treaties described before the table and the September 11, 2001 terrorist attack.

         SIX MONTHS ENDED JUNE 30, 2002 VS. SIX MONTHS ENDED JUNE 30, 2001

         Loss Ratio

         The loss ratio measures insurance losses and loss adjustment expenses incurred as a percentage of earned premiums.

St. Paul Re's reported loss ratio for the six months ended June 30, 2002 was 67.4%, compared with 71.0% in the same 2001 period. The 3.6 percentage point improvement in the loss ratio was primarily due to rate increases across all segments and the exit of unprofitable lines of business, tempered by deteriorating results in discontinued lines of business (surplus lines, bond and credit).

         Expense Ratio

         St. Paul Re's reported expense ratio for the six months ended June 30, 2002 was 29.2%, compared with 36.5% in the same period of 2001. The significant improvement in the expense ratio was due to the exiting of unprofitable lines of business.

         YEAR ENDED DECEMBER 31, 2001 VS. YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 1999

         Loss Ratio

         St. Paul Re's reported loss ratio in 2001 included a 42.6 percentage point detriment from losses incurred in the terrorist attack. The reported loss ratios in 2001, 2000 and 1999 also included benefits from the reinsurance treaties.

         Catastrophe losses totaled $880 million in 2001, of which $788 million was due to the September 11, 2001 terrorist attack. Most of the other $92 million of catastrophe losses were the result of a variety of storms throughout the year in the U.S. and the explosion of a chemical manufacturing plant in Toulouse, France. In 2000 and 1999, catastrophe losses totaled $135 million and $143 million, respectively. Additional loss development arising from severe windstorms that struck portions of Europe in late 1999 and severe flooding in the United Kingdom drove the 2000 total. Major events contributing to the 1999 total included Hurricane Floyd, earthquakes in Taiwan and Turkey, and European windstorms.

         Expense Ratio

         St. Paul Re's reported expense ratio in 2001 included an 8.2 percentage point benefit resulting from a $91 million reduction in contingent commissions that had been accrued prior to September 11, 2001. The magnitude of losses from the terrorist attack resulted in the reversal of that accrual. The reported expense ratios in 2001, 2000 and 1999 included detriments from the reinsurance treaties. No underwriting expenses were ceded under the treaties; however, the expense ratios in all three years included the effects of written premiums ceded under the treaties.

         During 2000, St. Paul Re reduced its estimate of ultimate losses on certain non-traditional reinsurance business by $56 million, and made a corresponding increase in its estimate of reserves for contingent commissions by $66 million. Although these changes in estimate did not have a significant impact on underwriting results for the year, they did distort the components of the combined ratio in 2000. Excluding these changes, the loss ratio would have been 89.8%, and the expense ratio would have been 29.8% (both excluding the benefits of the reinsurance treaties).

         The following pages provide a more detailed discussion of results for the years ended December 2001, 2000 and 1999 and for the three month and six-month periods ended June 30, 2002 and 2001 produced by St. Paul Re's four business segments. To provide a more meaningful analysis of the underlying performance of St. Paul Re's business segments, the discussion of segment results excludes the impact of the September 11, 2001 terrorist attack in 2001 and the reinsurance treaties in all three years. The impact of the terrorist attack on individual segment results, and the impact of the reinsurance treaties was discussed earlier in this prospectus.

NORTH AMERICAN CASUALTY

         The North American Casualty segment consisted of casualty reinsurance underwritten for customers with exposures in the United States and Canada. In 2001, the following types of casualty coverages were offered: general, workers' compensation, auto, medical professional, non-medical professional, directors and officers, employment practices, surplus lines, umbrella and environmental impairment. This segment also included accident and health reinsurance coverages. As discussed earlier in this prospectus, in 2002, St. Paul narrowed its reinsurance product focus in an effort to improve profitability. As a result, the North American Casualty segment offered the following coverages in the first six months of 2002: general and automobile liability, professional liability, workers' compensation, accident and health coverages and casualty clash. The following table summarizes results for this segment for the periods presented, and excludes the impact of the reinsurance treaties and the September 11, 2001 terrorist attack.

                                                           SIX MONTHS
                                                             ENDED
                                                            JUNE 30,                        YEAR ENDED DECEMBER 31,
                                                     ----------------------          --------------------------------------
                                                      2002            2001            2001            2000            1999
                                                      ----            ----            ----            ----            ----
                                                                                 ($ IN MILLIONS)
Net premiums written                                 $  233          $  296          $  679          $  400          $  288

Percentage increase (decrease) over prior year          (21)%                            70%             39%
Underwriting gain (loss)                             $  (44)         $ (113)         $ (195)         $ (114)         $   47

Loss and loss adjustment expense ratio                 82.9%          106.2%           95.7%           94.6%           42.1%
Underwriting expense ratio                             32.4%           36.4%           35.8%           36.8%           40.1%
                                                     ------          ------          ------          ------          ------
Combined ratio                                        115.3%          142.6%          131.5%          131.4%           82.2%
                                                     ======          ======          ======          ======          ======

         SIX MONTHS ENDED JUNE 30, 2002 VS. SIX MONTHS ENDED JUNE 30, 2001

         The $63 million decrease in net premiums written was primarily due to the rescission of a large quota share contract in the second quarter of 2002. The premium volume was also impacted by a decline in premiums resulting from lines of business being exited. Rate increases averaged 29% in the first six months of 2002, and new business written in the accident and health reinsurance market served to partially offset the decline in premiums.

         The $69 million reduction in underwriting losses compared with the six months ended June 30, 2001 is attributable to improved rates and risk selection, as well as less unfavorable development in casualty business written in prior years.

         2001 VS. 2000

         A significant portion of the 70% increase in net written premium volume over 2000 was due to additional premiums recorded on business from the underwriting years 2000 and 1999. St. Paul Re had been conservative in recording estimated premiums from ceding companies in a soft market environment, but as rate increases began to accelerate faster than anticipated, it was determined that estimated premiums to be received from cedents for the underwriting years 2000 and 1999 were under accrued. St. Paul Re recorded the increase in premium from those years in 2001 as the revenue materialized. In addition, new business from large quota share contracts accounted for approximately $65 million of premium growth in 2001, and accident and health new business contributed approximately $51 million to premium volume for the year.

         The reported underwriting result in 2001 included losses from underwriting years prior to 2001. These losses were centered in surplus lines and first-dollar auto reinsurance coverages. The surplus lines losses primarily resulted from higher than expected frequency of losses associated with program business. In particular, the experience attributable to certain black car and tow truck programs was worse than expected. In addition, competitive market conditions in the earlier underwriting years contributed to a soft pricing environment for surplus lines reinsurance in those years. The first-dollar auto losses in 2001 were primarily the result of unfavorable emergence stemming from the binders and professional indemnity book.

         2000 VS. 1999

         The 39% increase in net premium volume in 2000 compared with 1999 was largely driven by new business. In 2000, St. Paul Re entered the accident and health market to take advantage of significant improvements in the medical stop loss market. This business accounted for $33 million of written premiums in 2000. In addition, a large quota share treaty also contributed $45 million in new premium volume in 2000. North American surplus lines casualty business written by St. Paul Re's London operations increased by $23 million in 2000, due to price increases and the withdrawal of other surplus lines underwriters in London.

         The reported underwriting loss for 2000 deteriorated significantly to $114 million, compared with an underwriting profit of $47 million in 1999. In 2000, St. Paul Re started to experience an increase in claims reported from underwriting years 1997 through 1999 which had not been evident in 1999.

 NORTH AMERICAN PROPERTY

         The North American Property segment consisted of property reinsurance business underwritten for customers with exposures in the United States and Canada. In 2001, coverages offered included proportional, per-risk, excess-of-loss reinsurance and excess and surplus lines insurance, and catastrophe treaties. This segment also included the results of retrocessional reinsurance business, and crop and agricultural reinsurance. As discussed earlier in this prospectus, in 2002, St. Paul narrowed its reinsurance product focus in an effort to improve profitability. As a result, the North American Property segment offered the following coverage in the first six months of 2002: property catastrophe, property pro rata and property risk excess-of-loss. The following table summarizes results for this segment for the periods presented, and excludes the impact of the reinsurance treaties and the September 11, 2001 terrorist attack.

                                                       SIX MONTHS ENDED
                                                           JUNE 30,                   YEAR ENDED DECEMBER 31,
                                                    --------------------         --------------------------------
                                                     2002          2001           2001         2000         1999
                                                    ------        ------         ------       ------       ------
                                                                            ($ IN MILLIONS)
Net premiums written                                $  110        $  107         $  230       $  218       $  254

Percentage increase (decrease)over prior year            3%                           6%         (14)%
Underwriting gain(loss)                             $   19        $  (29)        $  (39)      $  (51)      $  (87)

Loss and loss adjustment expense ratio                56.4%         96.0%          88.1%        91.6%       106.1%
Underwriting expense ratio                            28.7%         31.6%          28.8%        30.6%        28.7%
                                                    ------        ------         ------       ------       ------
Combined ratio                                        85.1%        127.6%         116.9%       122.2%       134.8%
                                                    ======        ======         ======       ======       ======

         SIX MONTHS ENDED JUNE 30, 2002 VS. SIX MONTHS ENDED JUNE 30, 2001

         The $3 million increase in net premiums written was due to rate increases that averaged 31% in the first six months of 2002, which more than offset the significant decline in business volume resulting from St. Paul Re's withdrawal from or reduction in several lines of business in this segment.

         The improvement in underwriting results in 2002 reflected the impact of exiting unprofitable lines of business, rate increases, a lack of significant catastrophe losses and favorable development on prior year catastrophe losses.

         2001 VS. 2000

         The 6% increase in premium volume in 2001 over 2000 was primarily due to rate increases throughout this segment, the impact of which were substantially offset by a deliberate reduction in business volume for crop reinsurance and retrocessional reinsurance due to unfavorable treaty terms and conditions. Price increases for risk excess-of-loss reinsurance grew substantially as the year progressed, reflecting the impact of poor results on prior treaties. Proportional premium volume grew nearly 40% over 2000, primarily due to price increases.

         The improvement in underwriting results compared with 2000 was primarily due to a reduction in retrocessional reinsurance losses. St. Paul Re began exiting unprofitable lines of the retrocessional market in 2000, and by the end of 2001, underwrote a minimal amount of that business. Proportional reinsurance coverages produced improved results over 2000, largely due to favorable loss development on 1999 and prior underwriting years. These improvements were partially offset by deterioration in North American reinsurance results from business underwritten in London. In addition, excess-of-loss reinsurance results in 2001 suffered from the effects of tropical storm Allison, which struck the southeastern United States in the spring. Crop reinsurance losses were significant in 2001, due to adverse loss development on both 2001 and 2000 underwriting year business. Several hailstorms in the U.S. played a major factor in the 2001 underwriting year losses. In addition, crop reinsurance results in 2001 reflected the negative impact of competitive market conditions in prior years that resulted in a soft pricing environment for this business.

         2000 VS. 1999

         The 14% decline in net premium volume in 2000 compared with 1999 reflected an intentional reduction in business volume due to concerns about underlying price levels, catastrophe exposures and unsatisfactory treaty terms. Retrocessional net premiums declined approximately 27%, and proportional volume was down 45% from 1999 levels. Near the end of 2000, some underlying price improvement emerged due to the continuing deterioration in results for reinsurers.

         With the exception of catastrophe business, all lines of business recorded unprofitable results in 2000. Excess-of-loss business showed improvement over 1999, due to the lack of catastrophe losses and favorable prior-year development. Proportional business results deteriorated from 1999, due to loss development from the 1999 underwriting year. Per risk excess-of-loss results were also worse than 1999. Crop reinsurance results in 2000 deteriorated from 1999, and retrocessional business from the London market produced significant losses despite a declining book of business.

 INTERNATIONAL

         In 2001, St. Paul Re's International segment underwrote property and casualty reinsurance for customers domiciled outside of North America. This segment also included results from marine and aerospace business for customers located throughout the world, because of the global nature of those exposures. As discussed earlier in this prospectus, in 2002, St. Paul narrowed its reinsurance product focus in an effort to improve profitability. As a result, the International segment offered the following coverages in the first six months of 2002: property catastrophe, property pro rata, property risk excess-of-loss and marine coverages. The following table summarizes results for this segment for the periods presented, and excludes the impact of the reinsurance treaties and the September 11, 2001 terrorist attack.

                                                       SIX MONTHS ENDED
                                                           JUNE 30,                   YEAR ENDED DECEMBER 31,
                                                    ----------------------       --------------------------------
                                                     2002          2001           2001         2000         1999
                                                    ------        ------         ------       ------       ------
                                                                            ($ IN MILLIONS)
Net premiums written                                $  176        $  184         $  255       $  176       $  212

Percentage increase (decrease)over prior year           (4)%                         45%         (17)%
Underwriting gain(loss)                             $   44        $   37         $   24       $  (47)      $  (73)

Loss and loss adjustment expense ratio                39.6%         42.4%          65.8%        88.9%        96.5%
Underwriting expense ratio                            19.3%         21.6%          23.7%        36.1%        38.2%
                                                    ------        ------         ------       ------       ------
Combined ratio                                        58.9%         64.0%          89.5%       125.0%       134.7%
                                                    ======        ======         ======       ======       ======

         SIX MONTHS ENDED JUNE 30, 2002 VS. SIX MONTHS ENDED JUNE 30, 2001

         The $8 million decrease in net premiums written in 2002 was due to St. Paul Re's decision to exit the aviation market and close certain international offices. Rate increases averaging 39% in the International segment partially offset these declines.

         The $7 million increase in underwriting gain was mainly attributable to favorable development on prior year reserves across all lines. Also contributing to the increase in underwriting gain is the absence of catastrophe losses in the period and significant rate increases achieved in 2002.

         2001 VS. 2000

         The 45% increase in net premiums over 2000 reflected improving market conditions in 2001, characterized by significant rate increases and increasingly favorable terms and conditions on new and renewal business during the year. The magnitude of year-over-year premium growth in 2001 was partially aided by St. Paul Re's deliberate actions in 2000 to reduce premium volume in certain underperforming lines of business, including proportional treaty business and low-level per risk excess-of-loss business. Net premium growth in 2001 was centered in property coverages, where rate increases averaged 33% for the year. For marine coverages, rate increases averaged 20% in 2001.

         During 2001, St. Paul Re sought to take advantage of market conditions and realign its portfolio by further reducing underperforming business volume, and expanding new business in virtually all of its remaining operations. The significant improvement in the loss ratio compared with 2000 reflected the success of those efforts, and also reflected a significant decline in catastrophe losses. In 2001, the only major catastrophe affecting the International segment (excluding the September 11, 2001 terrorist attack) was the explosion of a chemical plant in Toulouse, France, which resulted in $13 million of incurred losses. By contrast, 2000 results included a cumulative total of $34 million of catastrophe losses, the majority of which resulted from additional loss development from severe windstorms that struck portions of Europe in late 1999.

         2000 VS. 1999

         The 17% decline in 2000 net premiums written compared with 1999 resulted from St. Paul Re's deliberate reduction in pro rata property business volume due to unacceptable underwriting conditions. In addition, St. Paul Re changed the method it used to estimate reinsurance premiums in the International segment for the 1999 underwriting year following St. Paul's merger with USF&G Corporation in 1998 and the subsequent integration of F&G Re, the reinsurance department of USF&G into St. Paul Re's operations. Throughout the majority of 2000, worldwide reinsurance market conditions remained unfavorable, and St. Paul Re maintained a cautious approach to premium growth in the International arena. However, the spate of large catastrophe losses which occurred in late 1999 and affected calendar year 2000 results proved to be the catalyst for an increase in property catastrophe reinsurance pricing. In the last quarter of 2000, the soft market conditions that had prevailed for several years began to improve, laying the groundwork for significantly improved operating conditions in 2001.

         Although 2000 was relatively free from major natural catastrophes, adverse development from the aforementioned 1999 catastrophic events contributed significantly to St. Paul Re's reported results in 2000. Of the $34 million of catastrophe losses incurred in 2000, the only significant events that actually occurred in 2000 were a series of storm and flood losses in the United Kingdom, which resulted in losses of $13 million.

         In 1999, market conditions were difficult due to excess capacity and severe competition in the reinsurance sector. Overall pricing continued to be inadequate as worldwide reinsurers competed for market share in a stagnant worldwide non-life insurance market. St. Paul Re's International segment loss ratio in 1999 suffered from a total of $63 million of catastrophe losses resulting from earthquakes in Taiwan and Turkey, Typhoon Bart in Japan, Hurricane Floyd, and the severe windstorms in Northern Europe.

FINITE RISK

         In 2001, St. Paul Re's Finite Risk segment underwrote non-traditional reinsurance treaties for leading insurance and reinsurance companies worldwide. Non-traditional reinsurance combines limited traditional underwriting risk with financial risk protection and is generally utilized by sophisticated insurers who are willing to share in a portion of their insurance losses. Products include multi-year excess-of-loss treaties, aggregate stop loss treaties, finite quota share treaties, loss portfolio transfers, and adverse loss development covers. This segment also included bond and credit reinsurance coverages. As discussed earlier in this prospectus, in 2002, St. Paul narrowed its reinsurance product focus in an effort to improve profitability. As a result, the Finite Risk segment offered the following coverages in the first six months of 2002: multi-year excess-of-loss, aggregate stop loss, finite quota share, loss portfolio transfer and adverse loss development contracts. The following table summarizes results for this segment for the periods presented, and excludes the impact of the reinsurance treaties and the September 11, 2001 terrorist attack.

                                                      SIX MONTHS ENDED                     YEAR ENDED
                                                           JUNE 30,                        DECEMBER 31,
                                                    --------------------         --------------------------------
                                                     2002          2001           2001         2000         1999
                                                    ------        ------         ------       ------       ------
                                                                            ($ IN MILLIONS)
Net premiums written                                $  149        $  161         $  424       $  418       $  311

Percentage increase (decrease) over prior year          (7)%                          1%          34%

Underwriting gain (loss)                            $   11        $  (10)        $  (57)      $  (28)      $  (26)

Loss and loss adjustment expense ratio                56.8%         62.2%          80.7%        70.5%        77.3%
Underwriting expense ratio                            35.0%         41.6%          33.5%        35.7%        17.6%
                                                    ------        ------         ------       ------       ------
Combined ratio                                        91.8%        108.3%         114.2%       106.2%        94.9%
                                                    ======        ======         ======       ======       ======

         SIX MONTHS ENDED JUNE 30, 2002 VS. SIX MONTHS ENDED JUNE 30, 2001

         The $12 million decrease in net premiums written in the first six months of 2002 was due to St. Paul Re's decision to exit the bond and credit market; however, that decline was offset by a $25 million positive premium adjustment related to one finite quota share contract.

         The $11 million underwriting gain in the first six months of 2002 included a $10 million favorable impact due to a commutation of an aggregate excess-of-loss treaty, offset by adverse prior-year marine and aviation loss development, as well as adverse loss experience on the bond and credit business in runoff. The $10 million loss in the 2001 period was primarily due to an $11 million loss related to the Petrobras oil platform collapse in March 2001.

         2001 VS. 2000

         Net written premiums grew slightly in 2001 over an abnormally large premium base in 2000 that had resulted from three large new contracts and additional premiums related to a specific contract. Bond and credit reinsurance coverages accounted for $63 million of net written premium volume in 2001, compared with $62 million in 2000.

         The deterioration in underwriting results in 2001 was primarily due to $31 million of losses generated by bond and credit reinsurance, of which $15 million resulted from surety bond losses related to Enron Corporation's bankruptcy filing in late 2001. Bond and credit losses in 2000 totaled $2 million. In addition, the Finite Risk segment incurred $39 million of losses from three major marine and aviation events: the collapse of the Petrobras oil platform; a terrorist group's ground attack on commercial airliners in Sri Lanka; and the chemical plant explosion in Toulouse, France.

         2000 VS. 1999

         Net written premiums in 2000 increased $107 million over 1999, of which $67 million collectively resulted from the origination of two new loss portfolio transfer contracts and one new finite quota share treaty. In addition, $47 million of additional written premiums were recognized on a specific aggregate stop-loss contract due to adverse loss development.

         Additional loss development from the severe storms that struck portions of Europe in late 1999 accounted for $36 million of underwriting losses in 2000 in the Finite Risk segment. However, $52 million in underwriting profits were recognized in 2000 from five large treaties that were either commuted or experienced favorable loss development.

         During 2000, the Finite Risk segment reduced its estimate of ultimate losses on certain non-traditional reinsurance business by $56 million, and correspondingly increased its estimate of profit commission reserves by $66 million. Excluding these changes, the loss ratio would have been 84.2%, and the expense ratio would have been 19.6%.

                         CAPITAL RESOURCES AND LIQUIDITY

         St. Paul Re's primary sources of capital resources and liquidity were premium revenues received from its reinsurance business, and capital contributions, when necessary, from St. Paul. As a component of St. Paul's consolidated operations, St. Paul Re was dependent upon St. Paul to provide the necessary capital to adequately support the level of its business operations.

                            EXPOSURES TO MARKET RISK

         Market risk can be described as the risk of change in fair value of a financial instrument due to changes in interest rates, equity prices, creditworthiness, foreign exchange rates or other factors. As a component of St. Paul's consolidated operations with no invested assets of its own, St. Paul Re had no direct exposure to these various types of market risk, except for the potential impact of changes in foreign currency exchange rates on its insurance reserves. St. Paul actively managed its exposure to such foreign currency risks by purchasing investments denominated in foreign currencies to hedge insurance reserves denominated in the same currencies, which effectively reduced its foreign currency exchange rate exposure.

    RESERVES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES FOR PREDECESSOR BUSINESS

GENERAL INFORMATION

         Losses represent the amounts paid, or expected to be paid, to ceding companies for events that have occurred. The cost of investigating, resolving and processing these claims are known as loss adjusting expenses, or LAE. Reserves are established that reflect the estimated unpaid total cost of these two items. These reserves include estimates of the total cost of claims that were reported, but not yet paid, and the cost of claims incurred but not yet reported or IBNR. The reserves for unpaid losses, and LAE at December 31, 2001 cover claims that were incurred not only in 2001 but also in prior years. Loss reserves are reduced for estimates of salvage and subrogation.

         Because many of the reinsurance coverages offered by St. Paul Re involve losses that may not ultimately be settled for many years after they are incurred, subjective adjustments as to ultimate exposure to losses are an integral and necessary component of the loss reserving process. The inherent uncertainties of estimating loss reserves are further exacerbated for reinsurers by the significant times that often elapse between the occurrence of an insured loss, the reporting of that loss to the primary insurer and, ultimately to the reinsurer, and the primary insurers payment of that loss and subsequent indemnification by the reinsurer. Reserves are recorded by considering a range of estimates bounded by a high point and a low point. Within that range, management's best estimate is recorded. Reserves are continually reviewed, using various statistical and actuarial techniques to analyze current claim costs, frequency and severity data, and prevailing economic, social and legal factors. Reserves established in prior years are adjusted as loss experience develops and new information becomes available. Adjustments to previously estimated reserves are reflected in financial results in periods in which they are made.

         While the carried reserves make a reasonable provision for unpaid loss and LAE obligations, it should be noted that the process of estimating required reserves does, by its very nature, involve uncertainty. The level of uncertainty can be influenced by factors such as the existence of long-tail coverage (when loss payments may occur for several years) and changes in claims handling practices, as well as factors noted above, and actual claim payments and LAE could be significantly different than estimates.

         Liabilities for unpaid losses and LAE related to certain assumed reinsurance contracts are discounted to the present value of estimated future payments. Prior to discounting, these liabilities totaled $306.4 million, $198.7 million, and $72.7 million at December 31, 2001, 2000 and 1999 respectively. The total discounted liability reflected on our combined statements of identifiable underwriting assets and liabilities was $264.9 million, $146.7 million and $47.6 million at December 31, 2001, 2000 and 1999, respectively. During 2001, $33 million of discount was amortized and $85 million of additional discount was accrued. The liabilities related to these reinsurance contracts were discounted using rates up to 7.5%, based on our return on invested assets or, in many cases, on yields contractually guaranteed to us on funds held by the ceding company, as permitted by the state of domicile, the Vermont Department of Banking, Insurance, Securities and Healthcare Administration.

TEN-YEAR DEVELOPMENT

         The table below presents a development of net loss and LAE reserve liabilities and payments for the years 1992 through 2001. The top line on the table shows the estimated liability for unpaid losses and LAE, net of reinsurance recoverables, recorded at the balance sheet date for each of the years indicated.

         In 1997, St. Paul changed the method by which it assigned loss activity to a particular year for assumed reinsurance written by our U.K.-based reinsurance operation, a component of St. Paul Re. Prior to 1997, that loss activity was assigned to the year in which the underlying reinsurance contract was written. In 1997, our analysis indicated that an excess amount of loss activity was being assigned to prior years because of this practice. As a result, we implemented an improved procedure in 1997 that more accurately assigns loss activity for this business to the year in which it occurred. This change had the impact of increasing favorable development on previously established reserves by approximately $110 million in 1997. There was no net impact on total incurred losses, however, because there was a corresponding increase in the provision for current year loss activity in 1997. Development data for individual years prior to 1997 in this table were not restated to reflect this new procedure because reliable data to do so was not available.

         The upper portion of the table, which shows the re-estimated amounts relating to the previously recorded liabilities, is based upon experience as of the end of each succeeding year. These estimates are either increased or decreased as further information becomes known about individual claims and as changes in the trend of claim frequency and severity become apparent.

         The "Cumulative redundancy (deficiency)" line on the table for any given year represents the aggregate change in the estimates for all years subsequent to the year the reserves were initially established. For example, the 1992 net reserve of $2,265 million developed to $2,231 million, or a $34 million redundancy, by the end of 1994. By the end of 2001, the 1992 reserve had developed a redundancy of $518 million. The changes in the estimate of 1992 loss reserves were reflected in operations during the past nine years. Likewise, the deficiency that developed with respect to year-end 2000 reserves was reflected in our results of operations for 2001.

         In 1993, St. Paul Re adopted the provisions of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts". This statement required, among other things, that reinsurance recoverables on unpaid losses and LAE be shown as an asset, instead of the prior practice of netting this amount against insurance reserves for balance sheet reporting purposes.

         The middle portion of the table, which includes data for only those periods impacted since the adoption of SFAS No. 113 (the years 1992 through 2001), represents a reconciliation between the net reserve liability as shown on the top line of the table and the gross reserve liability as shown in St. Paul Re's combined statements of identifiable underwriting assets and liabilities on page F-13 of this prospectus. This portion of the table also presents the gross re-estimated reserve liability as of the end of the latest re-estimation period (December 31, 2001) and the related re-estimated reinsurance recoverable.

         The lower portion of the table presents the cumulative amounts paid with respect to the previously recorded liability as of the end of each succeeding year. For example, as of December 31, 2001, $1,573 million of the currently estimated $1,747 million of net losses and LAE that have been incurred for the years up to and including 1992 have been paid. Thus, as of December 31, 2001, it is estimated that $174 million of net incurred losses and LAE have yet to be paid for the years up to and including 1992.

         Caution should be exercised in evaluating the information shown in this table. It should be noted that each amount includes the effects of all changes in amounts for prior periods. For example, the portion of the development shown for year-end 1996 reserves that relates to 1991 losses is included in the cumulative redundancy (deficiency) for the years 1991 through 1996.

         In addition, the table presents calendar year data. It does not present accident or policy year development data, which some readers may be more accustomed to analyzing. The social, economic and legal conditions and other trends which have had an impact on the changes in the estimated liability in the past are not necessarily indicative of the future. Accordingly, readers are cautioned against extrapolating any conclusions about future results from the information presented in this table.

         Note 4 to the combined statements, on page F-22 St. Paul Re's combined statements, includes a reconciliation of beginning and ending loss reserve liabilities for each of the last three years and is incorporated herein by reference. Additional information about our reserves is contained in Note 4 of St. Paul Re's combined statements on page F-22 of this prospectus.

         ANALYSIS OF LOSS AND LOSS ADJUSTMENT EXPENSE (LAE) DEVELOPMENT

                             YEAR ENDED DECEMBER 31,

                       ------------------------------------------------------------------------------------------------
                        1992      1993      1994      1995      1996      1997      1998      1999      2000      2001
                       -------   -------   -------   -------   -------   -------   -------   -------   -------   ------
                                                        ($ IN MILLIONS)
Net liability for
unpaid losses
and LAE                $ 2,265   $ 2,189   $ 2,241   $ 2,424   $ 2,695   $ 3,116   $ 3,226   $ 2,855   $ 2,666   $3,693
                       =======   =======   =======   =======   =======   =======   =======   =======   =======   ======
Liability
re-estimated as
of:
One year later           2,225     2,179     2,218     2,431     2,758     3,040     3,058     2,730     2,761
Two years later          2,231     2,158     2,246     2,476     2,689     2,712     2,754     2,744
Three years later        2,211     2,179     2,272     2,423     2,239     2,447     2,739
Four years later         2,231     2,202     2,225     2,065     2,094     2,439
Five years later         2,262     2,168     1,874     1,853     2,073
Six years later          2,238     1,803     1,681     1,841
Seven years later        1,870     1,649     1,669
Eight years later        1,749     1,646
Nine years later         1,747
Ten years later
Gross Cumulative
Redundancy
(deficiency)
cumulative
Redundancy
(deficiency)           $   518   $   542   $   572   $   583   $   622   $   677   $   487   $   111   $   (95)     --
                       =======   =======   =======   =======   =======   =======   =======   =======   =======   =====

Net liability for unpaid
losses and LAE                   $ 2,265   $ 2,189   $ 2,241   $ 2,424   $ 2,695   $ 3,116   $ 3,226   $ 2,855   $ 2,666   $ 3,693
Reinsurance recoverable
on unpaid losses                     714       687       694       674       669       613       251       596       902     1,256
   Gross Liability                 2,979     2,876     2,935     3,098     3,365     3,729     3,477     3,451     3,568     4,949
   Gross re-estimated
   Liability
   One year later                  2,931     2,865     2,909     3,113     3,436     3,208     3,356     3,325     3,664
   Two years later                 2,939     2,841     2,946     3,166     2,917     3,039     3,069     3,428
   Three years later               2,916     2,871     2,979     2,715     2,714     2,784     3,123
   Four years later                2,944     2,901     2,579     2,491     2,474     2,837
   Five years later                2,984     2,553     2,352     2,279     2,505
   Six years later                 2,684     2,302     2,154     2,312
   Seven years later               2,423     2,143     2,182
   Eight years later               2,294     2,176
   Nine years later                2,324
   Ten years later
   Gross cumulative
   redundancy
   (deficiency)                  $   655   $   700   $   754   $   786   $   860   $   893   $   354   $    23   $   (96)      --
                                 =======   =======   =======   =======   =======   =======   =======   =======   =======   ======
Cumulative amount of
net liability paid through:
   One year later                $   492   $   369     $ 339     $ 365   $   357   $   414   $   696   $   780   $   663
   Two years later                   768       620       579       599       640       967     1,318     1,343
   Three years later                 951       792       736       780     1,071     1,425     1,650
   Four years later                1,079       905       863     1,117     1,416     1,640
   Five years later                1,154       998     1,134     1,375     1,544
   Six years later                 1,212     1,217     1,336     1,453
   Seven years later               1,399     1,391     1,387
   Eight years later               1,544    1,431
   Nine years later                1,573
   Ten years later
Cumulative amount of
gross liability paid
through:
   One year later                $   551   $   410     $ 376     $ 397   $   381   $   439   $   746   $   838   $   706
   Two years later                   861       689       643       650       685     1,033     1,410     1,435
   Three years later               1,068       882       817       847     1,152     1,523     1,760
   Four years later                1,212     1,007       957     1,217     1,525     1,749
   Five years later                1,297     1,110     1,258     1,500     1,661
   Six years later                 1,362     1,355     1,483     1,584
   Seven years later               1,572     1,548     1,539
   Eight years later               1,734     1,593
   Nine years later                1,767
   Ten years later

          INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL INFORMATION

                                                                                     Page
                                                                                     ----
Platinum Underwriters Holdings, Ltd.

Independent Auditor's Report                                                         F-2

Consolidated Balance Sheet                                                           F-3

Notes to Consolidated Balance Sheet                                                  F-4

The St. Paul Companies, Inc. Reinsurance Underwriting Segment (Predecessor)

Independent Auditors' Report                                                         F-13

Combined Statements--As of December 31, 2001, 2000 and 1999                          F-14

Notes to Combined Statements--As of December 31, 2001, 2000 and 1999                 F-17

Combined Statements--As of June 30, 2002 and 2001 (unaudited)                        F-30

Notes to Combined Statements--As of June 30, 2002 and 2001 (unaudited)               F-33

                          INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDER
PLATINUM UNDERWRITERS HOLDINGS, LTD.:

         We have audited the accompanying consolidated balance sheet of Platinum Underwriters Holdings, Ltd. and subsidiaries (the Company) as of June 30, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

         We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Platinum Underwriters Holdings, Ltd. and subsidiaries as of June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

                                   /S/ KPMG LLP

Minneapolis, Minnesota
August 29, 2002, except as to
Notes 3 and 5 which are as of
September 16, 2002

                      PLATINUM UNDERWRITERS HOLDINGS, LTD.
                           CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 2002

                                     ASSETS
Cash                                                                  $  120,000
Cash held in trust                                                    $   10,000
                                                                      ----------
   Total assets                                                       $  130,000
                                                                      ==========
                                  LIABILITIES
Payable to affiliate                                                  $   10,000
                                                                      ----------
                              SHAREHOLDER'S EQUITY
Common Shares--(par value $0.01; 135,000,000 shares authorized;
1,200,000 shares issued and outstanding)                              $   12,000
Additional paid-in capital                                               108,000
                                                                      ==========
Total shareholder's equity                                            $  120,000
                                                                      ----------
Total liabilities and shareholder's equity                            $  130,000
                                                                      ==========

              See accompanying notes to consolidated balance sheet.

1. ORGANIZATION

         Platinum Underwriters Holdings, Ltd. ("Platinum Holdings") was incorporated on April 19, 2002 and was capitalized on April 24, 2002 under the laws of Bermuda, to hold subsidiaries that provide property, casualty, and other reinsurance to insurers and reinsurers on a worldwide basis. Platinum Holdings will operate through wholly owned subsidiaries established and to be established or acquired, including Platinum Underwriters Reinsurance, Inc. ("Platinum US"), Platinum Re (UK) Limited ("Platinum UK"), and Platinum Underwriters Bermuda, Ltd. ("Platinum Bermuda") (collectively referred to as the "Company"). Platinum Holdings owns Platinum Bermuda directly and will own Platinum US, Platinum UK and Platinum Underwriters Finance, Inc. ("Platinum Finance") through Platinum Regency Holdings ("Platinum Ireland"), a wholly owned intermediate Irish holding company.

         Platinum Bermuda was incorporated on May 9, 2002 under the laws of Bermuda and is licensed under the Bermuda Insurance Act of 1978, as amended (the "Bermuda Insurance Act") and related regulations.

         Platinum US (formerly named USF&G Family Insurance Company) was incorporated in 1995 under the laws of Maryland and is licensed under the Maryland insurance laws and related regulations. Platinum US will be acquired by Platinum Holdings at the time of the consummation of Platinum Holdings' initial public offering (the "Public Offering").

         Platinum UK was incorporated on April 10, 2002 under the laws of the United Kingdom and has applied to be licensed under the Financial Services and Market Act 2000 ("FSMA") and related regulations.

         Platinum Regency was incorporated on May 3, 2002 under the laws of Ireland.

         Platinum Finance was incorporated on May 10, 2002 under the laws of Delaware and has not yet issued common stock. Prior to the Public Offering, Platinum Finance will issue common stock to Platinum Ireland and will be nominally capitalized.

         The Company's initial capitalization of $120,000, as reflected in the consolidated balance sheet, was provided by an organizing trust.

         On May 29, 2002, Platinum Holdings completed a 100-for-l stock split of its Common Shares, resulting in 135,000,000 shares authorized and 1,200,000 shares issued and outstanding, all with a par value of $0.01.

         Concurrent with the Public Offering, the Company has agreed to sell Common Shares and an option to purchase additional Common Shares to The St. Paul Companies, Inc. ("St. Paul") in a private placement in exchange for cash and certain assets contributed by St. Paul. This private placement is discussed in more detail in Note 3.

         Also, concurrent with the Public Offering is an offering of equity security units discussed in Note 3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ACCOUNTING PRINCIPLES

         These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

         The Company's business will be written through various underwriting subsidiaries, which will be required to file statutory financial statements with state and foreign regulatory authorities. The accounting principles used to prepare these statutory financial statements may differ from U.S. GAAP.

         FINANCIAL STATEMENTS

         For the period from April 24, 2002 (date of inception) through June 30, 2002, the Company did not commence operations and therefore did not generate any revenues or related expenses. During this period, the Company was capitalized for $120,000, as discussed in Note 1.

         Due to nominal activity, the Company has not included consolidated statements of operations, comprehensive income, shareholder's equity and cash flows.

         CONSOLIDATION

         The June 30, 2002 balance sheet consolidates the balance sheets of Platinum Holdings, Platinum Bermuda, Platinum Regency and Platinum UK, with Platinum UK capitalized on a very nominal basis. Platinum Finance will be acquired by Platinum Holdings prior to the consummation of Platinum Holdings' Public Offering, at which time the balance sheet of Platinum Finance will be consolidated into the balance sheet of Platinum Holdings. Platinum US will be acquired by Platinum Holdings on the consummation of Platinum Holdings' Public Offering, at which time the balance sheet of Platinum US will be consolidated into the balance sheet of Platinum Holdings. Through June 30, 2002, Platinum US has been a non-operating subsidiary of St. Paul and has written no insurance business, although it is licensed to do so in a number of states. Its only activity to date relates to approximately $19 million of investment grade fixed income and short-term investment securities. Prior to St. Paul's contribution of Platinum US, a dividend of $15 million will be made by Platinum US to United States Fidelity and Guaranty Company, its parent, subject to approval by the Maryland Insurance Administration. Transactions between the Company and its subsidiaries or among subsidiaries are eliminated in consolidation.

         CASH

         Cash of $10,000, provided by St. Paul, is held in trust at Conyers, Dill & Pearman on behalf of Platinum Holdings to be utilized to pay specified formation expenses.

         Upon closing of the Public Offering this amount will be repaid to St. Paul.

         ORGANIZATIONAL COSTS

         Costs incurred by the Company relating to its organization will be expensed as incurred.

         As the Company becomes active in the underwriting of reinsurance, it intends to record transactions based on the following accounting policies, which are consistent with U.S. GAAP.

         USE OF ESTIMATES

         The Company's financial statements will include estimates and assumptions that have an effect on the amounts reported. The most significant estimates will be those relating to reserves for losses and loss adjustment expenses. These estimates will be continually reviewed and adjustments made as necessary, but actual results could be significantly different than expected at the time such estimates are made. Results of changes in estimates will be reflected in results of operations in the period in which the change is made.

         PREMIUMS EARNED

         Assumed reinsurance premiums will be recognized as revenues proportionately over the coverage period. Premiums earned will be recorded in the statements of operations, net of our cost to purchase reinsurance. Premiums not yet recognized as revenue will be recorded in the balance sheet as unearned premiums, gross of any ceded unearned premiums. Written and earned premiums, and the related costs, which have not yet been reported to the Company will be estimated and accrued. Due to the time lag inherent in reporting of premiums by cedents, such estimated premiums written and earned, as well as related costs, may be significant. Differences between such estimates and actual amounts will be recorded in the period in which the actual amounts are determined.

         Reinstatement and additional premiums will be accrued as provided for in the provisions of assumed reinsurance contracts and based on experience under such contracts. Reinstatement premiums are the premiums charged for the restoration of the reinsurance limit of a catastrophe contract to its full amount after payment by the reinsurer of losses as a result of an occurrence. These premiums relate to the future coverage obtained during the remainder of the initial policy term, and are earned over the remaining policy term. Additional premiums are premiums charged after coverage has expired, related to experience during the policy term, which are earned immediately. An allowance for uncollectible premiums will be established for possible non-payment of such amounts due, as deemed necessary.

         INSURANCE LOSSES AND LOSS ADJUSTMENT EXPENSES

         Losses represent the amounts paid, or expected to be paid, to ceding companies for events that have occurred. The costs of investigating, resolving and processing these claims are known as loss adjustment expenses ("LAE"). These items will be recorded on the Company's statements of operations, net of ceded reinsurance, meaning that gross losses and loss adjustment expenses incurred will be reduced by the amounts recovered or expected to be recovered under retrocessional contracts.

         REINSURANCE

         Written premiums, earned premiums, and incurred losses and loss adjustment expenses will reflect the net effects of assumed and ceded reinsurance transactions. Reinsurance accounting will be followed for assumed and ceded transactions when risk transfer requirements have been met. These requirements involve significant assumptions being made related to the amount and timing of expected cash flows, as well as the interpretation of underlying contract terms. Assumed reinsurance contracts that do not transfer significant insurance risk are required to be accounted for as deposits. These contract deposits will be accounted for as financing transactions, with interest expense credited to the contract deposit.

         INSURANCE RESERVES

         The reserves for losses and LAE will be estimated based on reports received from ceding companies, supplemented by the Company's estimates of reserves for which ceding company reports have not been received and by the Company's own historical experience. To the extent that the Company's own historical experience is inadequate for estimating reserves, such estimates may be based upon industry experience and management's judgment. These reserves will include estimates of the total cost of claims that were reported, but not yet paid, and the cost of claims incurred but not yet reported ("IBNR"). Loss reserves will be reduced for estimated amounts of salvage and subrogation recoveries. Estimated amounts recoverable from reinsurers on unpaid losses and LAE will be reflected as assets. We currently intend to make arrangements to permit us to discount the liability for certain assumed reinsurance contracts using rates based on our return on invested assets or, in many cases, on yields contractually guaranteed to us on funds held by the ceding company.

         For reported losses, reserves will be established on a "case" basis within the parameters of coverage provided in the underlying insurance policy and reinsurance agreement. For IBNR losses, reserves will be estimated using established actuarial methods. Case and IBNR reserve estimates will consider such variables as past loss experience, changes in legislative conditions, changes in judicial interpretation of legal liability and policy coverages, and inflation.

         Because many of the reinsurance coverages offered by the Company will likely involve claims that may not ultimately be settled for many years after they are incurred, subjective judgments as to ultimate exposure to losses will be an integral and necessary component of the loss reserving process. The inherent uncertainties of estimating loss reserves are further exacerbated for reinsurers by the significant amount of time that often elapses between the occurrence of an insured loss, the reporting of that loss to the primary insurer and, ultimately to the reinsurer, and the primary insurer's payment of that loss and subsequent indemnification by the reinsurer. Reserves will be recorded considering a range of estimates bounded by a high and low point. Within that range, management's best estimate will be recorded. Reserves will be continually reviewed, using a variety of statistical and actuarial techniques to analyze current claim costs, frequency and severity data, and prevailing economic, social and legal factors. Reserves established in prior years will be adjusted as loss experience develops and new information becomes available. Adjustments to previously estimated reserves will be reflected in financial results in the periods in which they are made. It should be noted that the process of estimating required reserves does, by its very nature, involve uncertainty. The level of uncertainty can be influenced by factors such as the existence of long tail coverage (when loss payments may not occur for several years) and changes in claim handling practices, as well as the factors noted above, and actual claim payments and LAE could be significantly different from the estimates.

         POLICY ACQUISITION EXPENSES

         The costs directly related to the acquisition of reinsurance contracts are referred to as policy acquisition expenses and consist of commissions and other direct underwriting expenses. Although these expenses are incurred when a reinsurance contract is written, such expenses will be deferred and amortized over the same period as the corresponding premiums are recorded as earned revenues.

         On a regular basis, an analysis of the recoverability of the deferred policy acquisition expenses, in relation to the expected recognition of revenues, including anticipated investment income will be performed. Any adjustments will be reflected as period costs. Should the analysis indicate that the acquisition costs are unrecoverable, further analyses are completed to determine if a reserve is required to provide for losses which may exceed the related unearned premiums.

         FOREIGN CURRENCY TRANSLATION

         The Company's functional currency will be the United States dollar. Foreign currency transactions will be remeasured to the functional currency, and the resulting foreign exchange gains or losses will be reflected in income. The remeasurement will be calculated using current exchange rates for the balance sheet amounts and average exchange rates for revenues and expenses.

         INVESTMENTS

         The Company's entire fixed income portfolio will be classified as available-for-sale, and thus will be carried at estimated fair value, with the difference between amortized cost and fair value charged or credited directly to shareholders' equity. Fair values will be based on quoted market prices, where available, from a third-party pricing service. If quoted market prices are not available, fair values will be estimated using values obtained from independent pricing services or a cash flow estimate; will be used. Short-term investments will be carried at cost, which the Company expects will approximate fair value.

         If the Company invests in equity securities in the future, such securities will also be classified as available for sale and will be carried at estimated, fair value, based on quoted market prices obtained from a third-party pricing service.

         Realized gains and losses on disposal of investments will be determined based upon specific identification of the cost of investments sold and will be recorded in the Company's statements of operations.

         The difference between the cost and estimated fair value of investments will be monitored. If any of the Company's investments experience a decline in value that is believed to be other than temporary, the investment will be written down and a realized loss will be recorded on the Company's statement of operations. For investments carried at estimated fair value, the difference between cost and fair value, net of any deferred taxes, will be recorded as a part of Shareholders' equity.

         Cash equivalents will be carried at amortized cost, which the Company expects will approximate fair value, and will include all securities that, at their purchase date, have a maturity of less than ninety days.

         EQUITY SECURITY UNITS

         The net proceeds from the sale of the units will be allocated between the purchase contracts and the senior notes in the Company's consolidated financial statements based on the underlying fair value of each instrument. The present value of the purchase contract adjustment payments will be initially charged to shareholders' equity, with an offsetting credit to liabilities. Subsequent contract adjustment payments will be allocated between this liability account and interest expense based on a constant rate calculation over the life of the transaction.

         The purchase contracts are forward transactions in the Company's Common Shares. Upon settlement of a purchase contract, the Company will receive $25 pursuant to that purchase contract and will issue the requisite number of Common Shares. The $25 the Company receives will be credited to shareholders' equity and allocated between the Company's Common Shares and additional paid-in capital accounts.

         INCOME TAXES

         Income taxes will be recorded under the liability method. Deferred income tax assets or liabilities will be recorded based years. A valuation allowance will be established for deferred tax assets where it is more likely than not that future tax benefits will not be realized.

         EARNINGS PER COMMON SHARE

         The calculation of earnings per Common Share will be based upon the weighted average number of Common Shares outstanding adjusted for options outstanding and outstanding purchase contracts relating to the equity security units.

3. FORMATION AND SEPARATION AGREEMENT, INVESTMENT AGREEMENT AND INITIAL PUBLIC OFFERING

         Concurrently with the Public Offering, the Company will, pursuant to a Formation and Separation Agreement, to be entered into with St. Paul, issue Common Shares to St. Paul in a private placement as well as an option to purchase additional. Common Shares at any time during the 10 years following the Public Offering in exchange for cash and certain assets described in Note 4. The Company refers to this private placement as the "St. Paul Investment". The number of shares to be issued to St. Paul will be determined prior to completion of the Public Offering. The additional shares which St. Paul will have an option to purchase, as well as the price to be paid by St. Paul, will also be determined prior to completion of the Public Offering. The number of shares to be sold to St. Paul pursuant to the St. Paul Investment is designed to hold its ownership in the Company, following the Public Offering, at an ownership level under 25%, but with the voting power limited to 9.9% of the outstanding Common Shares. To the extent the underwriters exercise their over-allotment option to purchase additional Common Shares from Platinum Holdings, St. Paul will have the option to purchase up to the number of additional Common Shares required to maintain its ownership level. In order to maintain the ownership level, the total number of shares to be sold to St. Paul is also subject to adjustment if the number of Common Shares offered in the Public Offering is changed hereafter.

         Concurrently with the Public Offering, the Company will, pursuant to an Investment Agreement entered into with RenaissanceRe Holdings Ltd. ("RenaissanceRe"), issue Common Shares to RenaissanceRe in a private placement as well as an option to purchase additional Common Shares at any time during the 10 years following the Public Offering in exchange for cash. The Company refers to this private placement as the "RenaissanceRe Investment". The number of shares to be issued to RenaissanceRe will be determined prior to completion of the Public Offering. The additional shares which RenaissanceRe will have an option to purchase, as well as the price to be paid by RenaissanceRe, will also be determined prior to completion of the Public Offering. The number of shares to be sold to RenaissanceRe pursuant to the RenaissanceRe Investment is designed to result in its ownership in the Company, following the Public Offering, being at an ownership level of 9.9%. To the extent the underwriters exercise their option to purchase additional Common Shares from Platinum Holdings, RenaissanceRe will have the option to purchase up to the number of additional Common Shares required to maintain its ownership level. In order to maintain the ownership level, the total number of shares to be sold to RenaissanceRe is also subject to adjustment if the number of Common Shares offered in the Public Offering is changed hereafter.

         Concurrently with the Public Offering, the Company will offer equity security units for an aggregate offering price of $125 million, plus up to an additional $18.75 million if the underwriters' option to purchase additional units is exercised in full (the "ESU Offering"), by means of a separate prospectus. Each unit will consist of (a) a contract to purchase Common Shares from Platinum Holdings in 2005 and (b) a senior note of Platinum Finance due in 2007.

4. ACQUISITION OF ASSETS FROM ST. PAUL

         In exchange for the ownership interest discussed in Note 3, St. Paul will contribute cash to the Company and transfer to the Company certain tangible assets used in St. Paul's reinsurance operation, including the net assets of Platinum US as well as certain fixed assets such as furniture and equipment, systems and software. Intangible assets to be transferred include broker lists, contract renewal rights and licenses. These assets will be recorded at the values as reflected on St. Paul's books at the time of the transfer.

5. RELATED PARTY TRANSACTIONS

         In connection with the organization, initial financing and commencement of operations of the Company, the Company plans to enter into various agreements with St. Paul and its affiliates and with RenaissanceRe and its affiliates. These agreements will be put in place to support the operations of Platinum Holdings.

         Subject to completion of the Public Offering, the ESU Offering, the St. Paul Investment and the RenaissanceRe Investment, the Company will enter into a five-year Services and Capacity Reservation Agreement with RenaissanceRe, effective October 1, 2002.

         The minimum fee for the coverage commitment and the services provided by RenaissanceRe under this agreement is $4 million at inception and at each anniversary, adjusted to 3.5% of the Company's gross written non-marine property catastrophe premium, if such amount is greater than $4 million.

         The Company may terminate this agreement if RenaissanceRe is deemed impaired or insolvent by applicable regulatory or judicial authorities or is the subject of conservation, rehabilitation, liquidation, bankruptcy or similar insolvency proceedings.

6. TAXATION

         Under current Bermuda law, the Company will not be required to pay any taxes in Bermuda on either income or capital gains. The Company has received from the Minister of Finance of Bermuda an assurance under The Exempted Undertakings Tax Protection Act, 1966 of Bermuda that in the event of any such taxes being imposed, the Company will be exempted until 2016. There will be no withholding taxes imposed on dividend distributions from Bermuda.

         Under current United States law, Platinum US will be subject to the 35% statutory tax rate. A 5% withholding tax will apply to dividends distributed from Platinum Finance to Platinum Ireland provided Platinum Ireland is entitled to the benefits of the U.S.-Irish Tax Treaty and meets certain other requirements. Gross reinsurance premiums related to U.S. risks that are paid to Platinum Bermuda will be subject, to a 1% U.S. excise tax. Platinum UK may file for exemption from this excise tax under the U.S.-U.K. Treaty if it satisfies the requirements of the Treaty. Dividend distributions from the Company to its U.S. shareholders generally will be subject to U.S. federal income tax. Shareholders holding less than 10% of the voting power of the Company's shares are not entitled to a dividends-received deduction for earnings related to Platinum US and are not entitled to a U.S. foreign tax credit for foreign taxes paid on earnings related to Platinum UK or Platinum Ireland.

         Under current United Kingdom law, Platinum UK will be taxed at the U.K. corporate tax rate (generally 30%). There will be no withholding tax on dividends distributed from Platinum UK to Platinum Ireland.

         Under current Irish law, Platinum Ireland will be taxed at a 25% corporate tax rate on non-trading income and a 16% corporate tax rate on trading income (the latter to be reduced to 12.5% as of January 1, 2003). There will be no withholding tax on dividends distributed from Platinum Ireland to the Company.

7. EMPLOYEE BENEFIT PLANS AND STOCK OPTION PLANS

         The Company intends to offer benefit plans and stock option plans to its employees as a form of compensation.

8. REINSURANCE

         The Company's ceded reinsurance program will be structured to protect its operations from potential losses in excess of acceptable levels. Reinsurers will be expected to honor their obligations under ceded reinsurance contracts. In the event these companies are unable to honor their obligations, the Company will pay these amounts. Allowances for uncollectible reinsurance will be established for possible nonpayment of such amounts due, as deemed necessary.

         Upon the commencement of the Company's operations, it will enter into Quota Share Retrocession Agreements with St. Paul to transfer to the Company, St. Paul's rights and obligations, under specified ceded reinsurance contracts.

9. SEGMENT INFORMATION

         Platinum Holdings will have three reportable segments, which will consist of Global Property and Marine, Global Casualty and Finite Risk. These segments are consistent with the global manner in which Platinum Holdings' leadership intends to manage the business.

         The Global Property and Marine segment will include principally property and marine reinsurance coverages that will be written by Platinum Holdings, both in the United States and foreign markets. The majority of the property business will consist of catastrophe excess-of-loss reinsurance treaties. The segment will also include property per-risk excess-of-loss treaties and

North American property surplus lines treaties. Marine reinsurance will include coverages for hull and cargo, primarily under excess-of-loss treaties.

         The Global Casualty segment will include principally general casualty, automotive casualty, workers compensation, and environmental coverages. This segment will also include professional liability coverages, including directors and officers, and errors and omissions reinsurance. Also included will be accident and health reinsurance in the United States, in the form of self-insured medical stop loss coverages. Reinsurance coverages throughout the global casualty segment will generally be in the form of excess-of-loss treaties, including umbrella coverages.

         The Finite Risk segment will include principally non-traditional reinsurance treaties for leading insurance companies worldwide. Products will include multi-year funded excess-of-loss treaties, aggregate stop loss treaties, finite quota share treaties, loss portfolio transfers and adverse loss development covers. The classes of risks written through finite products will generally be consistent with the classes covered by Platinum Holdings' traditional reinsurance products.

         The accounting policies of the segments will be the same as those described in the summary of significant accounting policies.

10. STATUTORY REQUIREMENTS AND DIVIDEND RESTRICTIONS

         Platinum Holdings' insurance subsidiaries will be subject to certain limitations on dividends that may be paid to Platinum Holdings based on solvency or other regulatory requirements in each jurisdiction. Such limitations generally require that dividends be paid from surplus and may require regulatory approval prior to payment.

11. CREDIT FACILITY DISCLOSURE

         Platinum Holdings has entered into a 364 day committed credit facility with a group of banks which will provide $100 million of aggregate borrowing capacity. The credit facility contains various covenants and agreements, including the requirement to maintain a specified tangible net worth and leverage ratios, and terminates on June 20, 2003 unless extended with the consent of the banks.

12. CONTINGENT LIABILITIES

         Expenses have been incurred by St. Paul associated with the formation and organization, as well as maintenance of the Company, including insurance costs, legal fees, bank expenses and salaries, which the Company has agreed to reimburse St. Paul for, upon completion of the Public Offering. Total expenses incurred under this agreement as of June 30, 2002 were $5.1 million. Upon completion of the Public Offering, the Company will record these as liabilities on its consolidated financial statements.

                           INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS
THE ST. PAUL COMPANIES, INC.:

         We have audited the accompanying combined statements of identifiable underwriting assets and liabilities of The St. Paul Companies, Inc. Reinsurance Underwriting Segment (Predecessor) as of December 31, 2001, 2000 and 1999, and the related combined statements of underwriting results and identifiable underwriting cash flows for each of the years in the three-year period ended December 31, 2001. The combined statements are the responsibility of the Predecessor's management. Our responsibility is to express an opinion on these combined statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         The accompanying combined statements were prepared to present the historical underwriting results and identifiable cash flows of the Predecessor and the asset and liability balances specifically attributable to reinsurance underwriting operations of The St. Paul Companies, Inc. (St. Paul) as described in Note 1. The combined statements do not contain an allocation of St. Paul's equity structure, investment portfolio assets, investment income, or cash flows from investing and financing activities. Accordingly, the combined statements are not intended to be a complete presentation of Predecessor's or St. Paul's financial position, results of operations, or cash flows.

         In our opinion, the combined statements referred to above present fairly, in all material respects, the identifiable underwriting assets and liabilities of The St. Paul Companies, Inc. Reinsurance Underwriting Segment (Predecessor) as of December 31, 2001, 2000 and 1999, and its underwriting results and its identifiable underwriting cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

         In connection with our audits of the combined statements, we also have audited the related combined financial statement schedules III through V, as listed in the index in Item 16(b) of Form S-1. These financial statement schedules are the responsibility of the Predecessor's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

         In our opinion, based on our audits such combined financial statement schedules III through V, when considered in relation to the combined statements taken as a whole, present fairly, in all material respects, the information set forth therein.

                                  /s/ KPMG LLP

Minneapolis, Minnesota
April 23, 2002

                          THE ST. PAUL COMPANIES, INC.

                 REINSURANCE UNDERWRITING SEGMENT (PREDECESSOR)
                  COMBINED STATEMENTS OF UNDERWRITING RESULTS

                                                           YEAR ENDED DECEMBER 31,
                                                     ---------------------------------
                                                        2001        2000        1999
                                                     ---------    ---------    -------
                                                               ($ IN MILLIONS)
NET PREMIUMS EARNED
Net premiums written                                 $   1,677    $   1,073    $   913
Change in unearned premiums                                (84)          48        (35)
                                                     ---------    ---------    -------
     Net premiums earned                                 1,593        1,121        878
                                                     ---------    ---------    -------

UNDERWRITING DEDUCTIONS
Losses and loss adjustment expenses                      1,922          811        500
Policy acquisition expenses                                315          336        220
Other underwriting expenses                                 82           88         82
                                                     ---------    ---------    -------
     Total underwriting deductions                       2,319        1,235        802
                                                     ---------    ---------    -------
     UNDERWRITING GAIN (LOSS)                        $    (726)   $    (114)   $    76
                                                     =========    =========    =======

                       See notes to combined statements.

                          THE ST. PAUL COMPANIES, INC.

                 REINSURANCE UNDERWRITING SEGMENT (PREDECESSOR)
     COMBINED STATEMENTS OF IDENTIFIABLE UNDERWRITING ASSETS AND LIABILITIES

                                                             AS OF DECEMBER 31,
                                                     ---------------------------------
                                                        2001         2000        1999
                                                     ---------    ---------    -------
                                                                ($ IN MILLIONS)
IDENTIFIABLE ASSETS
Reinsurance recoverables:
     Unpaid losses                                   $   1,256    $     902    $   596
     Paid losses                                            38           37         47
Premium receivable                                         720          528        530
Reserve for uncollectible premiums receivable              (13)         (11)       (10)
Funds held by reinsureds                                   495          386        246
Deferred acquisition costs                                 107           86         87
Ceded unearned premiums                                     25           20         25
                                                     ---------    ---------    -------
     Total identifiable assets                       $   2,628    $   1,948    $ 1,521
                                                     =========    =========     ======

IDENTIFIABLE LIABILITIES
Loss and loss adjustments expense reserves           $   4,919    $   3,568    $ 3,451
Assumed paid losses payable                                 78           87         52
Unearned premium reserves                                  401          315        376
Reinsurance premiums payable                               215          208        243
Underwriting expenses payable                              181          262        200
Funds held under reinsurance treaties                      169           71         52
Profit commission reserves                                 110          196        140
Financial reinsurance Liability                             67           27          0
                                                     ---------    ---------    -------
     Total identifiable liabilities                  $   6,170    $   4,734    $ 4,514
                                                     =========    =========     ======

                       See notes to combined statements.

                          THE ST. PAUL COMPANIES, INC.

                 REINSURANCE UNDERWRITING SEGMENT (PREDECESSOR)
          COMBINED STATEMENTS OF IDENTIFIABLE UNDERWRITING CASH FLOWS

                                                           YEAR ENDED DECEMBER 31,
                                                     ---------------------------------
                                                        2001        2000        1999
                                                     ---------    ---------    -------
                                                                ($ IN MILLIONS)
Premiums collected, net                               $  1,536    $   1,252    $   979
Loss and loss adjustment expenses paid                    (952)      (1,013)      (905)
Policy acquisition expenses paid                          (398)        (411)      (298)
Other underwriting expenses paid                          (124)         (42)        58
                                                     ---------    ---------    -------
Cash provided by (used by) underwriting              $      62    $    (214)   $  (166)
                                                     =========    =========    =======

                       See notes to combined statements.

                          THE ST. PAUL COMPANIES, INC.

                 REINSURANCE UNDERWRITING SEGMENT (PREDECESSOR)

                          NOTES TO COMBINED STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The accompanying combined statements pertain to the Reinsurance underwriting segment of The St. Paul Companies, Inc. ("St. Paul"), for the years ended December 31, 2001, 2000 and 1999. The Reinsurance underwriting segment of St. Paul is the predecessor to Platinum Underwriters Holdings, Ltd. and is hereinafter referred to as "Predecessor." Predecessor statements are presented on a combined basis, including certain insurance and reinsurance subsidiaries within the St. Paul group, as well as the underwriting results of the reinsurance departments of St. Paul Fire and Marine Insurance Company ("Fire and Marine") and United States Fidelity and Guarantee Company ("USF&G"), St. Paul's two largest U.S. insurance subsidiaries.

         The statements of underwriting results reconcile to the Reinsurance underwriting segment results as reported in St. Paul's audited consolidated financial statements for each year in the three-year period ended December 31, 2001, which are included in St. Paul's Annual Report to Shareholders. It is the practice of St. Paul to evaluate the performance of its property-liability insurance underwriting segments on the basis of underwriting results.

         The statements of identifiable underwriting assets and liabilities represent those balances that are specifically attributable to the reinsurance underwriting operations of St. Paul. St. Paul manages its property-liability investment portfolio in the aggregate, as part of a separate segment and does not allocate assets, or investment income, to its respective underwriting segments. There is also no equity structure allocated to Predecessor. For these reasons, a complete Predecessor balance sheet is not maintained.

         Similarly, the statement of identifiable underwriting cash flows includes only cash flow activity that is specifically attributable to the underwriting operations of Predecessor, and does not include any cash flows from investing and financing activities.

         ACCOUNTING PRINCIPLES

         The accompanying combined statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

         Predecessor's business is written by several of St. Paul's underwriting subsidiaries, which are required to file financial statements with state and foreign regulatory authorities. The accounting principles used to prepare these statutory financial statements follow prescribed or permitted accounting principles, which differ from U.S. GAAP. Prescribed statutory accounting practices include state laws, regulations and general administrative rules issued by the state of domicile as well as a variety of publications and manuals of the National Association of Insurance Commissioners ("NAIC"). Permitted statutory accounting practices encompass all accounting practices not so prescribed, but allowed by the state of domicile.

         ELIMINATION OF ONE-QUARTER REPORTING LAG

         In the first quarter of 2000, Predecessor eliminated the one-quarter reporting lag for its reinsurance operations based in the United Kingdom ("St. Paul Re U.K.") in order to report the results of those operations on a current basis. As a result, Predecessor's results for 2000 include St. Paul Re U.K.'s results for the fourth quarter of 1999 and all quarters of 2000. The incremental impact of eliminating the reporting lag, which consist of St. Paul Re-U.K.'s results for the three months ended December 31, 2000, was as follows.

                                                     YEAR ENDED
                                                 DECEMBER 31, 2000
                                                 -----------------
                                                   ($ IN MILLIONS)
Net premiums written                                 $       7
Net premiums earned                                         51
Underwriting loss                                          (10)

         USE OF ESTIMATES

         These combined statements include estimates and assumptions that have an effect on the amounts reported. The most significant estimates are those relating to reserves for losses and loss adjustment expenses. These estimates are continually reviewed and adjustments are made as necessary, but actual results could be significantly different than expected when estimates were made.

         NET PREMIUMS EARNED

         Assumed reinsurance premiums are recognized as revenues proportionately over the coverage period. Net premiums earned are recorded in the statement of underwriting results, net of our cost to purchase reinsurance. Net premiums not yet recognized as revenue are recorded in the balance sheet as unearned premiums, gross of any ceded unearned premiums. Written and earned premiums, and the related costs, which have not yet been reported to Predecessor are estimated and accrued. Due to the time lag inherent in reporting of premiums by cedents, such estimated premiums written and earned, as well as related costs, may be significant. Differences between such estimates and actual amounts are recorded in the period in which the actual amounts are determined.

         Reinstatement and additional premiums are accrued as provided for in the provisions of assumed reinsurance contracts and based on experience under such contracts. Reinstatement premiums are the premiums charged for the restoration of the reinsurance limit of a catastrophe contract to its full amount after payment by the reinsurer of losses as a result of an occurrence. These premiums relate to the future coverage obtained during the remainder of the initial policy term, and are earned over the remaining policy term. Additional premiums are premiums charged after coverage has expired, related to experience during the policy term, which are earned immediately. An allowance for uncollectible premiums is established for possible non-payment of such amounts due, as deemed necessary.

         INSURANCE LOSSES AND LOSS ADJUSTMENT EXPENSES

         Losses represent the amounts paid, or expected to be paid, to ceding companies for events that have occurred. The costs of investigating, resolving and processing these claims are known as loss adjustment expenses ("LAE"). These items are recorded on the statement of underwriting results net of ceded reinsurance, meaning that gross losses and loss adjustment expenses incurred are reduced by the amounts recovered or expected to be recovered under retrocessional contracts.

         REINSURANCE

         Written premiums, earned premiums, and incurred losses and loss adjustment expenses reflect the net effects of assumed and ceded reinsurance transactions. Reinsurance accounting is followed for assumed and ceded transactions when risk transfer requirements have been met. These requirements involve significant assumptions being made related to the amount and timing of expected cash flows, as well as the interpretation of underlying contract terms. Assumed reinsurance contracts that do not transfer significant insurance risk are required to be accounted for as deposits. These contract deposits are accounted for as financing transactions, with interest expense credited to the contract deposit.

         INSURANCE RESERVES

         The reserves for losses and LAE are estimated based on reports received from ceding companies, supplemented with analysis by the claims department and actuaries of Predecessor. These reserves include estimates of the total cost of claims that were reported, but not yet paid, and the cost of claims incurred but not yet reported ("IBNR"). Loss reserves are reduced for estimated amounts of salvage and subrogation recoveries. Estimated amounts recoverable from reinsurers on unpaid losses and LAE are reflected as assets.

         For reported losses, reserves are established on a "case" basis within the parameters of coverage provided in the underlying insurance policy or reinsurance agreement. For IBNR losses, reserves are estimated using established actuarial methods. Case and IBNR reserve estimates consider such variables as past loss experience, changes in legislative conditions, changes in judicial interpretation of legal liability and policy coverages, and inflation.

         Because many of the reinsurance coverages offered by Predecessor involve claims that may not ultimately be settled for many years after they are incurred, subjective judgments as to ultimate exposure to losses are an integral and necessary component of the loss reserving process. The inherent uncertainties of estimating loss reserves are further exacerbated for reinsurers by the significant amount of time that often elapses between the occurrence of an insured loss, the reporting of that loss to the primary insurer and, ultimately to the reinsurer, and the primary insurer's payment of that loss and subsequent indemnification by the reinsurer. Reserves are recorded by considering a range of estimates bounded by a high and low point. Within that range, management's best estimate is recorded. Reserves are continually reviewed, using a variety of statistical and actuarial techniques to analyze current claim costs, frequency and severity data, and prevailing economic, social and legal factors. Reserves established in prior years are adjusted as loss experience develops and new information becomes available. Adjustments to previously estimated reserves are reflected in financial results in the periods in which they are made.

         While we believe the carried reserves make a reasonable provision for unpaid loss and LAE obligations, it should be noted that the process of estimating required reserves does, by its very nature, involve uncertainty. The level of uncertainty can be influenced by factors such as the existence of long tail coverage (when loss payments may not occur for several years) and changes in claim handling practices, as well as the factors noted above, and actual claim payments and LAE could be significantly different from the estimates.

         Liabilities for unpaid losses and LAE related to certain assumed reinsurance contracts are discounted to the present value of estimated future payments. Prior to discounting, these liabilities totaled $306.4 million, $198.7 million, and $72.7 million at December 31, 2001, 2000 and 1999 respectively. The total discounted liability reflected on our combined statements of identifiable underwriting assets and liabilities was $264.9 million, $146.7 million and $47.6 million at December 31, 2001, 2000 and 1999, respectively. The liabilities related to these reinsurance contracts were discounted using rates up to 7.5%, based on our return on invested assets or, in many cases, on yields contractually guaranteed to us on funds held by the ceding company, as permitted by the Vermont Department of Banking, Insurance, Securities and Healthcare Administration.

         POLICY ACQUISITION EXPENSES

         The costs directly related to the acquisition of reinsurance contracts are referred to as policy acquisition expenses and consist of commissions and other direct underwriting expenses. Although these expenses are incurred when a reinsurance contract is written, such expenses are deferred and amortized over the same period as the corresponding premiums are recorded as earned revenues.

         On a regular basis, an analysis of the recoverability of the deferred policy acquisition expenses, in relation to the expected recognition of revenues, including anticipated investment income is performed. Any adjustments are reflected as period costs. Should the analysis indicate that the acquisition costs are unrecoverable, further analyses are completed to determine if a reserve is required to provide for losses that may exceed the related unearned premiums.

         FOREIGN CURRENCY TRANSLATION

         Functional currencies are assigned to foreign operations, which are generally the currencies of the local operating environment. Foreign currency amounts are remeasured to the functional currency, and the resulting foreign exchange gains or losses are reflected in income, outside of underwriting results. Functional currency amounts are then translated into U.S. dollars. The unrealized gain or loss from this translation is recorded in St. Paul's equity. Both the remeasurement and translation are calculated using current exchange rates for the balance sheet amounts and average exchange rates for revenues and expenses.

2. RELATED PARTY TRANSACTIONS

         The following summarizes Predecessor's related party transactions:

         REINSURANCE TRANSACTIONS WITH AFFILIATES

         Predecessor cedes certain business to two affiliated special purpose entities ("SPE") which were established by St. Paul for the purpose of increasing Predecessor's capacity to write certain excess-of-loss reinsurance, principally property, marine, and aviation. The most significant of these agreements is with George Town Re. George Town Re was established by St. Paul in 1996 for the purpose of entering into a single reinsurance treaty with Predecessor, providing an additional $45.1 million of underwriting capacity over a 10-year period. Premiums ceded under these agreements were $5.2 million in 2001, $4.3 million in 2000, and $11.1 million in 1999. Losses ceded under these agreements totaled $9.8 million in 2001, $5.4 million in 2000, and $12.4 million in 1999.

         Predecessor assumes certain primary business from other business segments of St. Paul. Premiums assumed under these agreements were $25.8 million in 2001, $6.2 million in 2000, and $7.6 million in 1999. Losses assumed under these agreements were $18.6 million in 2001, $7.7 million in 2000, and $1.6 million in 1999. Predecessor paid commissions of $9.5 million in 2001, $2.3 million in 2000, and $2.7 million in 1999, related to business assumed under these agreements.

         MANAGEMENT AGREEMENTS WITH AFFILIATES

         St. Paul management has entered into various agreements with affiliated parties, under arm's length terms. Under these agreements, the affiliated parties have agreed to perform investment management services for St. Paul Re U.K., guarantee the performance of St. Paul obligations, make funds available under a revolving loan agreement, and provide certain reinsurance coverage. Included in underwriting expenses are certain expenses allocated to Predecessor from St. Paul, including costs such as corporate communications and marketing, corporate finance, corporate actuarial, corporate tax, corporate audit, legal services, corporate executives, corporate human resources, and employee benefit costs. These allocated costs totaled $3.2 million, $6.3 million and $1.8 million in 2001, 2000, and 1999, respectively.

         OTHER TRANSACTIONS WITH AFFILIATES

         Mountain Ridge Insurance Company ("Mountain Ridge"), one of the insurance legal entities included in Predecessor, holds notes receivable from St. Paul. Amounts due under these notes receivable totaled $59 million, $37 million and $17 million as of December 31, 2001, 2000 and 1999, respectively. Principal and all accrued interest on these notes are payable on demand. These demand notes are reflected as an asset and as additional paid-in capital, as permitted by the State of Vermont Department of Banking, Insurance, Securities and Healthcare Administration.

3. SEPTEMBER 11, 2001 TERRORIST ATTACK

         On September 11, 2001, terrorists hijacked four commercial passenger jets in the United States. Two of the jets were flown into the World Trade Center towers in New York, NY, causing their collapse. The third jet was flown into the Pentagon building in Washington, DC, causing severe damage, and the fourth jet crashed in rural Pennsylvania. This terrorist attack caused significant loss of life and resulted in unprecedented losses for the property-casualty insurance industry.

         Estimated gross losses and loss adjustment expenses incurred as a result of the terrorist attack totaled $931 million. The estimated net underwriting loss of $556 million from that event included an estimated benefit of $143 million from cessions made under various reinsurance agreements, a net

$141 million benefit from additional and reinstatement premiums, and a $91 million reduction in contingent commission expenses.

         The estimated losses were based on a variety of actuarial techniques, coverage interpretation and claims estimation methodologies, and included an estimate of losses incurred but not reported, as well as estimated costs related to the settlement of claims. The estimate of losses is also based on the belief that property and casualty insurance losses from the terrorist attack will total between $30 billion and $35 billion for the insurance industry. This estimate of industry losses is subject to significant uncertainties and may change over time as additional information becomes available. A material increase in the estimate of industry losses would likely cause a corresponding material increase to Predecessor's provision for losses related to the attack.

         The estimated underwriting loss of $556 million is recorded in the accompanying 2001 combined statement of underwriting results in the following line items:

                                                   ($ IN MILLIONS)
                                                   ---------------
Net premiums earned                                  $     141
Losses and loss adjustment expenses                       (788)
Other underwriting expenses                                 91
                                                     ---------
     Total underwriting loss                         $    (556)
                                                     =========

         The estimated underwriting loss of $556 million was distributed among Predecessor's segments as follows:

                                                   ($ IN MILLIONS)
                                                   ---------------
North American Property                              $     233
North American Casualty                                     32
International                                              162
Finite Risk                                                129
                                                     ---------
     Total underwriting loss                         $     556
                                                     =========

4. RESERVES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

         RECONCILIATION OF LOSS RESERVES

         The following table represents a reconciliation of beginning and ending loss and loss adjustment expense ("LAE") reserves for each of the last three years.

                                                                    YEAR ENDED DECEMBER 31,
                                                               --------------------------------
                                                                 2001        2000        1999
                                                               --------    --------    --------
                                                                            ($ IN MILLIONS)
Loss and LAE reserves at beginning of year, as reported        $  3,568    $  3,451    $  3,477
Less reinsurance recoverables on unpaid at beginning of year       (902)       (596)       (251)
                                                               --------    --------    --------

Net loss and LAE reserves at beginning of year                    2,666       2,855       3,226
Provision for losses and LAE for claims incurred:
  Current year                                                    1,827         936         668
  Prior years                                                        95        (125)       (168)
                                                               --------    --------    --------
     Total incurred                                               1,922         811         500
                                                               ========    ========    ========

Losses and LAE payment for claims incurred:
  Current year                                                     (232)       (220)       (175)
  Prior years                                                      (663)       (780)       (696)
                                                               --------    --------    --------
     Total paid                                                    (895)     (1,000)       (871)
                                                               --------    --------    --------

  Net loss and LAE reserves at end of year                        3,693       2,666       2,855
Plus reinsurance recoverables on unpaid Losses at end of year     1,256         902         596
                                                               --------    --------    --------
Loss and LAE reserves at end of year, as reported              $  4,949    $  3,568    $  3,451
                                                               ========    ========    ========

         In 2001, prior year development was attributable to several lines of business. The North American Property segment continued to have worse than expected loss emergence, largely driven by certain property business underwritten through Predecessor's London office. Also included in this emergence was an increase in the reserve position of the surplus lines business which exhibited poor loss development in the 1999 and 2000 accident years.

         A reduction in prior year losses was recorded for both 2000 and 1999. In both years, favorable prior year loss development was primarily attributable to better than expected loss emergence on the Casualty Excess book of business. As older underwriting years are maturing, they continue to display favorable emergence and current indications are significantly better than the initial ultimate loss estimates.

         ENVIRONMENTAL AND ASBESTOS RESERVES

         Predecessor continues to have exposure, through its reinsurance of primary insurance contracts written many years ago, to claims alleging injury or damage from environmental pollution or seeking payment for the cost to clean up polluted sites. In addition, Predecessor has received asbestos injury claims tendered under general casualty policies that it reinsures.

         The following table summarizes Predecessor's combined environmental and asbestos reserves balance at December 31, 2001 and 2000. Amounts in the "net" column are reduced by retrocessions.

                                                               DECEMBER 31,
                                                     -------------------------------
                                                          2001             2000
                                                     --------------   --------------
                                                     GROSS     NET    GROSS     NET
                                                     -----    -----   -----    -----
                                                              ($ IN MILLIONS)
Environmental                                        $  18    $   8   $  25    $  11
Asbestos                                                13        4      17        5
                                                     -----    -----   -----    -----
Total environmental and asbestos reserves            $  31    $  12   $  42    $  16
                                                     =====    =====   =====    =====

5. EMPLOYEE BENEFIT PLANS

         Employees of Predecessor participate in various employee benefit, stock incentive, and retirement plans administered by St. Paul. Predecessor reimburses St. Paul for costs associated with these plans. The following summarizes underwriting expenses recorded by predecessor in connection with each of these plans.

                                                     YEAR ENDED DECEMBER 31,
                                                     -----------------------
                                                      2001    2000   1999
                                                     ------  ------  ------
                                                         ($ IN MILLIONS)
Retirement Plans                                     $  6.2  $  3.8  $  1.8
Post Retirement Plans                                   0.3     0.3     0.3
Variable Stock Option Plan                              0.1     0.6     0.8
                                                     ------  ------  ------
     Total                                           $  6.6  $  4.7  $  2.9
                                                     ======  ======  ======

         In addition, St. Paul sponsors a stock based incentive program, the Long-Term Incentive Plan ("LTIP"), which is exclusive to certain employees of Predecessor. Underwriting expenses (benefits) recorded by Predecessor in connection with the LTIP totaled ($2.3) million in 2001, ($4.0) million in 2000, and $2.0 million in 1999.

6. COMMITMENTS AND CONTINGENCIES

         FINANCIAL GUARANTEES

         We are contingently liable for a financial guarantee in the form of a credit enhancement, with total exposure of approximately $15 million as of December 31, 2001.

         LEASE COMMITMENTS

         A portion of Predecessor's business activities is conducted in rented premises. Predecessor also enters into leases for equipment, such as office machines and computers. Total rental expense was $5.8 million in 2001, $9.3 million in 2000 and $9.2 million in 1999.

         Certain leases are non-cancelable, and Predecessor would remain responsible for payment even if the space or equipment was no longer utilized. On December 31, 2001, the minimum rents for which Predecessor would be liable under these types of leases are as follows: $6.9 million in 2002, $3.4 million in 2003, $1.7 million in 2004, $.8 million in 2005, $.8 million in 2006, and $2.8 million thereafter.

         LEGAL MATTERS

         In the ordinary course of conducting business, we have been named as defendants in various lawsuits. Some of these lawsuits attempt to establish liability under reinsurance contracts issued by our underwriting operations. Plaintiffs in these lawsuits are asking for money damages or to have the court direct the activities of our operations in certain ways. It is possible that the settlement of these lawsuits may be material to our results of operations and liquidity in the period in which they occur. However, we believe the total amounts that we, and our subsidiaries, will ultimately have to pay in these matters will have no material effect on our overall financial position.

7. FOURTH QUARTER 2001 STRATEGIC REVIEW

         In December 2001, St. Paul announced the results of a strategic review of al1 of its operations, which included a decision to exit a number of businesses and countries. These decisions included the narrowing of product offerings and geographic presence relative to Predecessor's businesses. As part of that review, it was determined that Predecessor would no longer underwrite aviation or bond and credit reinsurance, or offer certain financial risk and capital markets reinsurance products. Predecessor would also substantially reduce the North American business underwritten in London. Predecessor would focus on several areas, including property catastrophe reinsurance, excess-of-loss casualty reinsurance, marine and traditional finite reinsurance.

         The following table presents the net premiums earned and underwriting results for 2001, 2000 and 1999 for the businesses to be exited under these actions, including the allocation of St. Paul's corporate excess-of-loss reinsurance programs.

                                                     YEAR ENDED DECEMBER 31,
                                                     ----------------------
                                                      2001    2000    1999
                                                     ------  ------  ------
                                                         ($ IN MILLIONS)
Net premiums earned                                  $  362  $  307  $  116
Underwriting results                                   (318)    (84)   (153)

8. REINSURANCE

         The primary purpose of Predecessor's ceded reinsurance program, including the aggregate excess-of-loss coverages discussed below, is to protect its operations from potential losses in excess of acceptable levels. Reinsurers are expected to honor their obligations under ceded reinsurance contracts. In the event these companies are unable to honor their obligations, Predecessor will pay these amounts. Allowances have been established for possible nonpayment of such amounts due.

         The largest concentrations of total reinsurance recoverables and ceded unearned premiums at December 31, 2001 were with Underwriters Re-Bermuda ("Underwriters Re") and with General Reinsurance Corporation ("Gen Re"). Gen Re, accounting for approximately 11.6% of Predecessor's recoverables, is rated "A++" by A.M. Best, "Aaa" by Moody's and "AAA" by Standard and Poor's for its financial strength. Although Underwriters Re (accounting for approximately 20.4% of Predecessor's recoverables) is not rated by the major rating agencies, these recoverables are fully collateralized with funds held and letters of credit.

         Predecessor's underwriting results in 2001, 2000 and 1999 were impacted by the St. Paul corporate aggregate excess-of-loss reinsurance program that were entered into effective January 1 of each year (hereinafter referred to as the "St. Paul corporate program"). Coverage under the St. Paul corporate program treaties was triggered when St. Paul's incurred insurance losses and LAE across all lines of business exceeded accident year attachment loss ratios specified in the treaty. Predecessor results also benefited from a separate aggregate excess-of-loss reinsurance treaty, exclusive to Predecessor in each year that were unrelated to the St. Paul corporate program. The combined impact of these treaties (together the "reinsurance treaties") is included in the table that follows.

                                                                  YEAR ENDED DECEMBER 31,
                                                                 -------------------------
                                                                  2001      2000     1999
                                                                 ------    ------   ------
                                                                      ($ IN MILLIONS)
ST. PAUL CORPORATE AGGREGATE EXCESS-OF-LOSS REINSURANCE
PROGRAM
Ceded premiums written                                           $  (67)   $   80   $   89
Ceded losses and loss adjustment expenses                          (126)      140      164
Ceded premiums earned                                               (67)       80       89
                                                                 ------    ------   ------
  Net underwriting benefit (detriment)                           $  (59)   $   60   $   75
                                                                 ======    ======   ======

PREDECESSOR AGGREGATE TREATY
Ceded premiums written                                           $  119    $   55   $   62
Ceded losses and loss adjustment expenses                           278       122      150
Ceded premiums earned                                               119        55       62
                                                                 ------    ------   ------
  Net underwriting benefit                                       $  159    $   67   $   88
                                                                 ======    ======   ======

COMBINED TOTAL
Ceded premiums written                                           $   52    $  135   $  151
Ceded losses and loss adjustment expenses                           152       262      314
Ceded premiums earned                                                52       135      151
                                                                 ------    ------   ------
  Net underwriting benefit                                       $  100    $  127   $  163
                                                                 ======    ======   ======

         The impact of the 2000 and 1999 St. Paul corporate aggregate excess-of-loss reinsurance program treaties was allocated to Predecessor, based on its incurred losses and LAE, relative to both the incurred losses and LAE of St. Paul's other underwriting segments, and the loss ratio attachment point as prescribed in the contracts. The 2001 amounts shown above include the impact of a reallocation of premiums and losses ceded in 2000 and 1999. This reallocation was necessary to reflect the impact of differences between St. Paul's actual 2001 experience on losses ceded to the corporate program in 2000 and 1999, by segment, and the anticipated experience on those losses in 2000 and 1999 when the initial segment allocation was made.

         During 2001, St. Paul did not cede losses to its corporate aggregate excess-of-loss reinsurance program. Ceded written and earned premiums in 2001 included $2 million representing the allocation to Predecessor of the initial deposit premiums under the 2001 corporate aggregate excess-of-loss reinsurance program treaty.

         The effect of assumed and ceded reinsurance on premiums written, premiums earned and insurance losses and loss adjustment expenses is as follows (including the impact of the reinsurance treaties):

                                                            YEAR ENDED DECEMBER 31
                                                        -----------------------------
                                                          2001      2000       1999
                                                        -------    -------    -------
                                                               ($ IN MILLIONS)
PREMIUMS WRITTEN
Assumed                                                 $ 1,854    $ 1,327    $ 1,231
Ceded                                                       177        254        318
                                                        -------    -------    -------
  Net premiums written                                  $ 1,677    $ 1,073    $   913
                                                        =======    =======    =======
PREMIUMS EARNED
Assumed                                                 $ 1,765    $ 1,381    $ 1,192
Ceded                                                       172        260        314
                                                        -------    -------    -------
  Total premiums earned                                 $ 1,593    $ 1,121    $   878
                                                        =======    =======    =======
INSURANCE LOSSES AND LOSS ADJUSTMENT EXPENSES
Assumed                                                 $ 2,318    $ 1,197    $   877
Ceded                                                       396        386        377
                                                        -------    -------    -------
Total insurance losses and loss adjustment expenses     $ 1,922    $   811    $   500
                                                        =======    =======    =======

9. SEGMENT INFORMATION

         Predecessor has four reportable segments, which consist of North American Property, North American Casualty, International, and Finite Risk. These segments are consistent with the manner in which Predecessor's business has been managed.

         The North American Property segment consists of property reinsurance business underwritten for customers domiciled in the United States and Canada. Coverages offered included proportional, per-risk, excess-of-loss and surplus lines reinsurance, and catastrophe treaties. This segment also includes retrocessional reinsurance business and crop and agricultural reinsurance. The North American surplus lines business center has been aggregated with the North American Property segment as the aggregation is consistent with Predecessor's management structure and the business center meets the aggregation criteria required for external segment reporting.

         The North American Casualty segment consists of casualty reinsurance underwritten for customers domiciled in the United States and Canada. Casualty coverages offered include general workers' compensation, medical professional, non-medical professional, directors and officers, employment practices, umbrella and environmental impairment. The Accident and Health business center, which consists predominantly of North American Risks, is aggregated with the North American Casualty segment as the aggregation is consistent with Predecessor's management structure and the business center meets the aggregation criteria required for external reporting. In addition, Predecessor has one significant account which includes both property and casualty business, but is managed as a business center within the North American Casualty segment. For this reason, this business center, which meets the aggregation criteria for external segment reporting, has been aggregated with the North American Casualty segment.

         The International segment underwrites property and casualty reinsurance for customers domiciled outside of North America. This segment also includes the results from marine and aerospace business due to the global nature of those exposures.

         The Finite Risk segment underwrites non-traditional reinsurance treaties for leading insurance companies worldwide. Non-traditional reinsurance combines limited traditional underwriting risk with financial risk protection and is generally utilized by large commercial customers who are willing to share in a portion of their insurance losses. Due to Predecessor's management structure, the Bond and Credit business center has been aggregated with the Finite Risk segment. This business center meets the aggregation criteria required for external segment reporting.

         Predecessor monitors and evaluates the performance of its segments based principally on their underwriting results. Assets are not specifically identifiable for these segments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

         GEOGRAPHIC AREAS

         The following summary presents financial data of Predecessor's operations based on their location.

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                          2001       2000      1999
                                                        -------    -------    -------
                                                               ($ IN MILLIONS)
NET PREMIUMS EARNED
U.S.                                                    $ 1,097    $   810    $   656
Non-U.S.                                                    496        311        222
                                                        -------    -------    -------
     Total net premium earned                           $ 1,593    $ 1,121    $   878
                                                        =======    =======    =======

    SEGMENT INFORMATION

         The summary below present net premiums earned and underwriting results for Predecessor's reportable segments.

                                                             YEAR ENDED DECEMBER 31,
                                                      ----------------------------------
                                                         2001        2000         1999
                                                      ---------    ---------    --------
                                                                ($ IN MILLIONS)
NET PREMIUMS EARNED
North American Property                               $     216    $     204    $    196
North American Casualty                                     588          319         245
International                                               242          188         160
Finite Risk                                                 547          410         277
                                                      ---------    ---------    --------
  Total net premium earned                            $   1,593    $   1,121    $    878
                                                      =========    =========    ========
UNDERWRITING GAIN/(LOSS)
North American Property                               $    (232)   $      (1)   $    (28)
North American Casualty                                    (215)         (76)        (75)
International                                              (109)         (10)        (21)
Finite Risk                                                (170)         (27)         50
                                                      ---------    ---------    --------
  Total underwriting gain/(loss)                      $    (726)   $    (114)   $     76
                                                      =========    =========    ========

         Each of Predecessor's segments generates a significant volume of reinsurance premiums through two reinsurance brokers. Total premiums written through these two brokers totaled $587 million, $518 million, and $512 million for the years ended December 31, 2001, 2000 and 1999, respectively.

10. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

         The following is an unaudited summary of Predecessor's quarterly results for the last two years.

                                               FIRST      SECOND     THIRD     FOURTH
                                              QUARTER    QUARTER    QUARTER    QUARTER
                                              -------    -------    -------    -------
                                                           ($ IN MILLIONS)
2001
Net premiums written                          $   421    $   280    $   584     $  392
Net premiums earned                               303        297        533        460
Underwriting loss                                 (22)       (35)      (512)      (157)

                                               FIRST      SECOND     THIRD     FOURTH
                                              QUARTER    QUARTER    QUARTER    QUARTER
                                              -------    -------    -------    -------
                                                           $ IN MILLIONS)
2002
Net premiums written                          $   384    $   192    $   248    $   249
Net premiums earned                               311        219        262        329
Underwriting loss                                 (71)       (30)       (13)        (0)

         The fourth quarter of 2001 included the impact of a $56 million increase in Predecessor's estimate of losses incurred as a result of the September 11, 2001 terrorist attack.

                           THE ST. PAUL COMPANIES, INC.
                 REINSURANCE UNDERWRITING SEGMENT (PREDECESSOR)
                   COMBINED STATEMENTS OF UNDERWRITING RESULTS
                                   (UNAUDITED)

                                                                  SIX MONTHS
                                                                    ENDED
                                                                   JUNE 30,
                                                              --------------------
                                                                2002        2001
                                                              --------    --------
                                                                 ($ IN MILLIONS)
NET PREMIUMS EARNED
Net premiums written                                          $    663    $    701
Change in unearned premiums                                         19        (101)
                                                              --------    --------
  Net premium earned                                               682         600
                                                              ========    ========
UNDERWRITING DEDUCTIONS
Losses and loss adjustment expenses                                460         426
Policy acquisition expenses                                        178         188
Other underwriting expenses                                         35          42
                                                              --------    --------
  Total underwriting deductions                                    673         656
                                                              ========    ========
  UNDERWRITING GAIN (LOSS)                                    $      9    $    (56)
                                                              ========    ========

                       See notes to combined statements.

                          THE ST. PAUL COMPANIES, INC.
                 REINSURANCE UNDERWRITING SEGMENT (PREDECESSOR)
           COMBINED STATEMENTS OF IDENTIFIABLE ASSETS AND LIABILITIES
                                   (UNAUDITED)

                                                                 AS OF JUNE 30,
                                                              --------------------
                                                                2002        2001
                                                              --------    --------
                                                                 ($ IN MILLIONS)
IDENTIFIABLE ASSETS
Reinsurance recoverable:
  Unpaid losses                                               $  1,190    $  1,019
  Paid losses                                                       38          78
Premium Receivable                                                 687         576
Reserve for uncollectible premiums receivable                      (28)        (19)
Funds held by reinsureds                                           540         446
Deferred policy acquisition costs                                   88         108
Ceded unearned premiums                                             35          28
                                                              --------    --------
    Total identifiable assets                                 $  2,550    $  2,236
                                                              ========    ========
IDENTIFIABLE LIABILITIES
Losses and loss adjustment expense reserves                   $  4,822    $  3,663
Assumed paid losses payable                                         80          66
Unearned premiums payable                                          394         418
Reinsurance premium reserves                                       288         307
Underwriting expenses payable                                      147         293
Funds held under reinsurance treaties                              145          95
Profit commission reserves                                         107         216
Financial reinsurance liability                                    106          51
                                                              --------    --------
    Total identifiable liabilities                            $  6,089    $  5,109
                                                              ========    ========

                       See notes to combined statements.

                          THE ST. PAUL COMPANIES, INC.
                 REINSURANCE UNDERWRITING SEGMENT (PREDECESSOR)
                 COMBINED STATEMENT OF IDENTIFIABLE CASH FLOWS
                                  (Unaudited)


                                                        Six Months
                                                          Ended
                                                         June 30,

                                               ----------------------------
                                                  2002              2001
                                               ------------    ------------
                                                      ($ in millions)

Premiums collected, net...................     $       829     $       718
Loss and loss adjustment expenses paid....            (573)           (485)
Policy acquisition expenses paid..........            (186)           (221)
Other underwriting expenses paid..........            (132)            (22)
                                               ------------    ------------
Cash used by underwriting..................    $       (62)    $       (10)
                                               ============    ============


                       See notes to combined statements.

                          THE ST. PAUL COMPANIES, INC.

                 REINSURANCE UNDERWRITING SEGMENT (PREDECESSOR)

                          NOTES TO COMBINED STATEMENTS

                                   (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The accompanying combined financial statements pertain to the Reinsurance underwriting segment of The St. Paul Companies, Inc. ("St. Paul"), for the six-month periods ended June 30, 2002 and 2001. The Reinsurance underwriting segment of St. Paul is the predecessor to Platinum Underwriters Holdings, Ltd. and is hereinafter referred to as "Predecessor". Predecessor financial statements are presented on a combined basis, including certain insurance and reinsurance subsidiaries within the St. Paul group, as well as the underwriting results of the reinsurance departments of St. Paul Fire and Marine Insurance Company ("Fire and Marine") and United States Fidelity and Guarantee Company ("USF&G"), St. Paul's two largest U.S. insurance subsidiaries.

         The statements of underwriting results reconcile to the Reinsurance underwriting segment results as reported in St. Paul's June 30, 2002 Form 10-Q as filed with the Securities and Exchange Commission. It is the practice of St. Paul to evaluate the performance of its property-liability insurance underwriting segments on the basis of underwriting results.

         The statements of identifiable assets and liabilities represent those balances that are specifically attributable to the underwriting operations of Predecessor. St. Paul manages its property-liability investment portfolio in the aggregate, as part of a separate segment and does not allocate assets, or investment income, to its respective underwriting segments. There is also no equity structure allocated to Predecessor. For these reasons, a complete Predecessor balance sheet is not maintained.

         Similarly, the statement of identifiable cash flows includes only cash flow activity that is specifically attributable to the underwriting operations of Predecessor, and does not include any cash flows from investment and financing activities.

         Reference should be made to the Notes to Combined Statements on pages F-16 to F-28 of this document. The amounts in those notes have not changed materially except as in the ordinary course of business or as otherwise disclosed in these notes.

2. REINSURANCE

         The primary purpose of Predecessor's ceded reinsurance program is to protect its operations from potential losses in excess of acceptable levels. Reinsurers are expected to honor their obligations under ceded reinsurance contracts. In the event these companies are unable to honor their obligations, Predecessor will pay these amounts. Allowances have been established for possible nonpayment of such amounts due.

         In 2002, St. Paul is not party to an all-lines, corporate excess-of-loss reinsurance treaty. In the three preceding years, cessions made under such treaties had a significant impact on Predecessor's reported financial results. In 2001, St. Paul was party to such an agreement that incepted on January 1 of that year. Coverage under that treaty was not triggered in the first six months of 2001. However, Predecessor recorded ceded written premiums of $2 million and ceded earned premiums of $1 million in those six months representing Predecessor's share of the initial premium paid for this treaty.

         Predecessor was party to a separate aggregate excess-of-loss reinsurance treaty, unrelated to the corporate treaty, in both 2002 and 2001. Coverage has not been triggered under that treaty in the 2002, however in the first six months of 2002, Predecessor recorded ceded written premiums of $5 million, ceded earned premiums of $(3) million, and ceded loss and loss and loss adjustment expenses of $(25) million, for a net detriment of $22 million as a result of this treaty. Included in the net detriment for the quarter was a $14 million detriment due to the partial commutation of the 1999 and 2001 aggregate excess-of-loss reinsurance treaties. For the six months ended June 30, 2001, Predecessor ceded $45 million of written premiums, $43 million of earned premiums and $102 million of losses and loss adjustment expenses, for a net benefit of $59 million as a result of this treaty.

         The effect of assumed and ceded reinsurance on premiums written, premiums earned and insurance losses and loss adjustment expenses was as follows:

                                                                      SIX MONTHS
                                                                        ENDED
                                                                       JUNE 30,
                                                              --------------------------
                                                                 2002            2001
                                                              ----------      ----------
                                                                    ($ IN MILLIONS)
PREMIUMS WRITTEN
Assumed                                                       $      702      $      803
Ceded                                                                 39             102
                                                              ----------      ----------
  net premiums written                                        $      663      $      701
                                                              ----------      ----------
PREMIUMS EARNED
Assumed                                                       $      711      $      694
Ceded                                                                 29              94
                                                              ----------      ----------
  TOTAL PREMIUMS EARNED                                       $      682      $      600
                                                              ----------      ----------
INSURANCE LOSSES AND LOSS ADJUSTMENT EXPENSES
Assumed                                                       $      432      $      570
Ceded                                                         $      (28)     $      144
                                                              ----------      ----------
  TOTAL NET INSURANCE LOSSES AND LOSS ADJUSTMENT EXPENSES     $      460      $      426
                                                              ==========      ==========

3. SEGMENT INFORMATION

         Predecessor has four reportable segments: North American Property, North American Casualty, International, and Finite Reinsurance. These segments are consistent with the manner in which Predecessor's business has been managed.

         Predecessor monitors and evaluates the performance of its segments based principally on their underwriting results. Assets are not specifically identifiable for these segments.

         The summary below presents premiums earned and underwriting results for Predecessor's reportable segments.

                                                                      SIX MONTHS
                                                                        ENDED
                                                                       JUNE 30,
                                                              --------------------------
                                                                 2002            2001
                                                              ----------      ----------
                                                                    ($ IN MILLIONS)
PREMIUMS EARNED
North American Property                                       $      125      $       75
North American Casualty                                              271             261
International                                                        120             108
Finite reinsurance                                                   166             156
                                                              ----------      ----------
  Total premiums earned                                       $      682      $      600
                                                              ==========      ==========
UNDERWRITING GAIN (LOSS)
North American Property                                       $       16      $        6
North American Casualty                                              (50)           (109)
International                                                         40              53
Finite Reinsurance                                                     3              (6)
                                                              ----------      ----------
  Total underwriting gain/(loss)                              $        9      $      (56)
                                                              ==========      ==========

4. EXITED LINES OF BUSINESS

         The following table presents the net premiums earned and underwriting results for the six months ended June 30, 2002 and 2001 for the lines of business to be exited, announced as part of St. Paul's December 2001 strategic review. Based on the relative results of the exited business and the continuing business, during the six months ended June 30, 2001, no portion of the corporate aggregate excess-of-loss reinsurance program was allocated to the exited business. During the six months ended June 30, 2002, St. Paul did not enter into a corporate aggregate excess-of-loss reinsurance program.

                                                                      SIX MONTHS
                                                                        ENDED
                                                                       JUNE 30,
                                                              --------------------------
                                                                 2002            2001
                                                              ----------      ----------
                                                                    ($ IN MILLIONS)
Net premiums earned                                           $      167      $      177
Underwriting results                                                 (44)             (6)

5. SUBSEQUENT EVENT-GEORGE TOWN RE COMMUTATION

         George Town Re was established by St. Paul in 1996 for the purpose of entering into a single reinsurance treaty with Predecessor, providing additional underwriting capacity to Predecessor over a 10 year period. The agreement with George Town Re was terminated on July 8, 2002 and George Town Re was liquidated. Management does not expect there to be a material impact on Predecessor's underwriting results from this transaction.

6. SUBSEQUENT EVENT-EUROPEAN FLOODING CATASTROPHE LOSSES

         In August 2002, heavy rains and flooding caused substantial loss of life and property in parts of Europe. Based on preliminary information available, and applying customary actuarial techniques applicable to catastrophe events, Predecessor has estimated that incurred losses in respect of this event could be material to Predecessor's third quarter 2002 underwriting results.

================================================================================

         No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                  ------------

                                TABLE OF CONTENTS

                                                                                                       PAGE
                                                                                                       ----
Prospectus Summary                                                                                        1
Risk Factors                                                                                             21
Dilution                                                                                                 41
Use of Proceeds                                                                                          42
Dividend Policy                                                                                          43
Capitalization                                                                                           44
Pro Formal Financial Information                                                                         45
Management's Discussion and Analysis of Pro Forma Financial Condition and Underwriting Results           51
Business                                                                                                 76
Management                                                                                              109
St. Paul Investments RenaissanceRe Investment and Principal Shareholders                                120
Certain Relationships and Related Transactions                                                          122
Description of our Common Shares                                                                        140
Shares Eligible for Future Sale                                                                         147
Description of the Equity Security Units                                                                148
Certain Tax Considerations                                                                              150
Underwriting                                                                                            162
Validity of Common Shares                                                                               164
Experts                                                                                                 165
Available Information                                                                                   165
Enforceability of Civil Liabilities Under United States Federal Securities Laws and Other Matters       165
The Predecessor Business                                                                                167
Index to Consolidated Financial Statement and Financial Information                                     F-1

                              --------------------

         Through and including   , 2002 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                                30,040,000 Shares

                      PLATINUM UNDERWRITERS HOLDINGS, LTD.

                                  Common Shares

                                    ---------

                                   PROSPECTUS
                                    --------

                              GOLDMAN, SACHS & CO.

                               MERRILL LYNCH & CO.

                              SALOMON SMITH BARNEY

                         BANC OF AMERICA SECURITIES LLC

                           CREDIT SUISSE FIRST BOSTON

                                    JPMORGAN
                       Representatives of the Underwriters

================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth expenses and costs payable by Platinum Underwriters Holdings, Ltd. (the "Company") expected to be incurred in connection with the issuance and distribution of the securities described in this Registration Statement. All amounts are estimated except for the Securities and Exchange Commisson's registration fee and the National Association of Securities Dealers Inc.'s filing fee.

                                                      AMOUNT TO BE
                                                          PAID
                                                      ------------
Securities and Exchange Commission registration fee   $     84,534
NASD filing fee                                             30,500
Legal fees and expenses                                  4,000,000
Fees and expenses of qualification under state
  securities laws (including legal fees)                    10,000
NYSE listing fees and expenses                             250,000
Accounting fees and expenses                                50,000
Printing and engraving fees                              1,118,500
Registrar and transfer agent's fees                          5,000
Miscellaneous                                               10,000
                                                      ------------
TOTAL                                                 $  5,558,534
                                                      ============

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 98 of the Companies Act 1981 provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of Bermuda law otherwise would be imposed on them, except in cases where such liability arises from the fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceeding, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted if granted relief by the Supreme Court of Bermuda in certain proceedings arising under Section 281 of the Companies Act.

         The Company has adopted provisions in its bye-laws that provide that the Company shall indemnify its officers and directors to the maximum extent permitted under the Companies Act.

         In addition, the Underwriting Agreement filed as Exhibit 1 to the Registration Statement provides for indemnification of the Company, its officers and its directors by the Underwriters under certain circumstances.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

         The Company was incorporated in April 19, 2002 under the laws of Bermuda. The Company expects to enter into a Formation and Separation Agreement pursuant to which, among other things, the Company will sell 6,000,000 Common Shares in a private placement to The St. Paul Companies, Inc. (the number of shares being subject to adjustment as provided therein), contingent upon completion of the offering registered by this Registration Statement. The Company has entered into an Investment Agreement pursuant to which, among other things, the Company will sell 3,960,000 Common Shares in a private placement to RenaissanceRe Holdings Ltd. (the number of shares being subject to adjustment as provided therein), contingent upon completion of the offering registered by this Registration Statement. The St. Paul Companies, Inc. and RenaissanceRe Holdings Ltd, are the sole purchasers in the private placements and are each a "qualified institutional buyer" as such term is defined in Rule 144A under the Securities Act of 1933. Accordingly, the private placements will be made in reliance upon the exemptions from registration provided in such circumstance by the no-action letters regarding Black Box Incorporated (publicly available June 26, 1990) and Squadron, Ellenoff, Plesent & Lehrer (publicly available February 28, 1992). The Formation and Separation Agreement is filed as Exhibit 2 to this Registration Statement. The Investment Agreement is filed as Exhibit 10.44 to this Registration Statement.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

    1   Form of Underwriting Agreement.**

    2   Form of Formation and Separation Agreement.*

  3.1   Memorandum of Association of Platinum Holdings.**

  3.2   Form of Restated Bye-Laws of Platinum Holdings.*

  4.1   Form of Certificate of the Common Shares, par value $0.01 per share, of Platinum Holdings. **

  5.1   Opinion of Conyers, Dill & Pearman.**

  8.1   Opinion of Sullivan & Cromwell as to certain tax matters.**

  8.2   Opinion of Conyers, Dill & Pearman as to certain tax matters.**

  8.3   Opinion of Slaughter and May as to certain tax matters.**

  8.4   Opinion of A. & L. Goodbody as to certain tax matters.**

 10.1   Employment Agreement between Jerome T. Fadden and The St. Paul Companies, Inc.**

 10.2   Letter Agreement between Steven H. Newman and The St. Paul Companies, Inc.**

 10.3   Employment Agreement between Michael D. Price and The St. Paul Re. Inc.**

 10.4   Letter Agreement between Steven H. Newman and The St. Paul Companies Inc.**

 10.5   Form of Employee Benefits and Compensation Matters Agreement.**

 10.6   Form of Master Services Agreement.**

 10.7   Form of U.K. Matter Services Agreement.**

 10.8   Form of Runoff Services Agreement.**

 10.9   Form of U.K. Runoff Services Agreement.**

10.10   Form of Transitional Trademark License Agreement.**

10.11   Form of Registration Rights Agreement.*

10.12   Form of Underwriting Management Agreement.**

10.13   Form of U.K. Underwriting Agency and Underwriting Management Agreement.**

10.14   Form of Assignment and Assumption Agreement.**

10.15   Form of Sub Lease Agreement.**

10.16   Form of Option Agreement.**

10.17   Form of 100% Quota Share Retrocession Agreement (Traditional).*

10.18   Form of 100% Quota Share Retrocession Agreement(Non-Traditional-D-1).*

10.19   Form of 100% Quota Share Retrocession Agreement (Non-Traditional-A).*

10.20   Form of 100% Quota Share Retrocession Agreement (Non-Traditional-B-1).*

10.21   Form of 100% Quota Share Retrocession Agreement (Non-Traditional-B-2).*

10.22   Form of 100% Quota Share Retrocession Agreement (Non-Traditional-C).*

10.23   Form of 100% Quota Share Retrocession Agreement (Non-Traditional-D-2).*

10.24   Form of 100% Quota Share Retrocession Agreement (Non-Traditional-D Stop Loss).*

10.25   Form of 100% Quota Share Retrocession Agreement (Non-Traditional-D Spread Loss).*

10.26   Form of 100% Quota Share Retrocession Agreement (Non-Traditional-D-3).*

10.27   Form of 100% Quota Share Retrocession Agreement (Non-Traditional-D-4).*

10.28   Form of 100% Quota Share Retrocession Agreement (Non-Traditional-E).*

10.29   Form of U.K. Business Transfer Agreement.**

10.30   Form of U.K.100% Quota Share Retrocession Agreement (Traditional).*

10.31   Form of U.K.100% Quota Share Retrocession Agreement (Non-Traditional-A).*

10.32   Form of U.K.100% Quota Share Retrocession Agreement (Non-Traditional-B-1).*

10.33   Form of 364-Day Credit Agreement.**

10.34   Amendment to the Letter Agreement between Jerome T. Fadden and The St. Paul Companies, Inc.**

10.35   Amendment to the Letter Agreement between Steven H. Newman and The St. Paul Companies, Inc.**

10.36   Amendment to the Letter Agreement between Michael D. Price and The St. Paul Re., Inc.**

10.37   Form of Trust Agreement.**

10.38   Form of Trust Agreement.**

10.39   Form of Trust Agreement.**

10.40   Employment Agreement between William A. Robbie and St. Paul Re, Inc.**

10.41   Employment Agreement between Michael E. Lombardozzi and St. Paul Re, Inc.**

10.42   Amendment to the Employment Agreement between William A. Robbie and St. Paul Re, Inc.**

10.43   Amendment to the Employment Agreement between Michael E. Lombardozzi and St. Paul Re, Inc.**

10.44   Investment Agreement by and among Platinum Underwriters Holdings, Ltd., The St. Paul Companies ,Inc., RenaissanceRe
        Holdings. Ltd.

10.45   Form Of Transfer Restrictions, Registration Rights and Standstill Agreement (included in Exhibit 10.44).

10.46   Form of RenaissanceRe Option Agreement (included in Exhibit 10.44).

10.47   Form of Services and Capacity Reservation Agreement (included in Exhibit 10.44).

   21   Subsidiaries of Platinum Holdings.**

 23.1   Consent of KPMG LLP.

 23.2   Consent of Conyers, Dill & Pearman (included in Exhibit 5.1).**

 23.3   Consent of Sullivant & Cromwell (included in Exhibit 8.1).**

 23.4   Consent of Conyers, Dill & Pearman (included in Exhibit 8.2).**

 23.5   Consent of Slaughter and May (included in Exhibit 8.3).**

 23.6   Consent of A. & L. Goodbody (included in Exhibit 8.4).**

   24   Power of Attorney (included on the signature page of Amendment No. 3 to the Registration Statement).**

 99.1   Consent of Jay S. Fishman.**

 99.2   Consent of Steven H. Newman.**

 99.3   Consent of H. Furlong Baldwin.**

 99.4   Consent of Peter T. Pruitt.**

 99.5   Consent of Jonathan F. Bank.**

 99.6   Consent of Dan R. Carmichael.**

 99.7   Resignation of Charles G.R. Collis.**

 99.8   Resignation of David J. Doyle.**

--------------------
*   To be filed by amendment.

**  Filed previously.
                                      II-3

    (b) Financial Statement Schedules of Predecessor

Schedule III   Supplementary Insurance Information
Schedule IV    Reinsurance
Schedule V     Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS

         The undersigned Registrant hereby undertakes:

         (a) To provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described under "Item 14. Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment to the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

         (c)(l) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(l) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 6 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hamilton, Bermuda on the 23th day of September, 2002.

                                       PLATINUM UNDERWRITERS HOLDINGS,
                                       LTD.

                                       By: /s/ JEROME T. FADDEN
                                           -------------------------------------
                                           Name:  Jerome T. Fadden
                                           Title: President and Chief Executive
                                                  Officer

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 6 to the Registration Statement has been signed by the following persons in the capacities indicated on September 23, 2002:

        NAME                                             TITLE
-----------------------------                    ----------------------------

STEVEN H. NEWMAN*                                Chairman of the Board of
-----------------------------                    Directors
Steven H. Newman

JEROME T. FADDEN                                 President, Chief
-----------------------------                    Executive Officer and
Jerome T. Fadden                                 Director

WILLIAM A. ROBBIE*                               Executive Vice
-----------------------------                    President, Chief
William A. Robbie                                Financial Officer and
                                                 Principal Accounting
                                                 Officer

H. FURLONG BALDWIN*
-----------------------------
H. Furlong Baldwin                               Director

JONATHAN F. BANK*
-----------------------------
Jonathan F. Bank                                 Director

DAN R. CARMICHAEL*
-----------------------------
Dan R. Carmichael                                Director

JAY S. FISHMAN*
-----------------------------
Jay S. Fishman                                   Director

PETER T. PRUITT*
-----------------------------
Peter T. Pruitt                                  Director

DONALD PUGLISI*                                  Authorized
-----------------------------                    Representative in the
Donald Puglisi                                   United States

*By: /s/ JEROME T. FADDEN
     ---------------------------
     Jerome T. Fadden
     Attorney-in-Fact

                            ST. PAUL COMPANIES, INC.
                  REINSURANCE UNDERWRITING SEGMENT (PREDECESOR)
                SCHEDULE III--SUPPLEMENTARY INSURANCE INFORMATION
                                 ($ IN MILLIONS)

                                    DEFERRED
                                      POLICY           GROSS LOSS AND         GROSS
                                   ACQUISITION         LOSS ADJUSTMENT       UNEARNED
                                     EXPENSES         EXPENSE RESERVES      PREMIUMS
                                   -----------        -----------------      --------
AT DECEMBER 31,
  2001
    North American Property           $   14              $    694            $   54
    North American Casualty               73                 2,286               242
    International                          9                   902                59
    Finite Risk                           11                 1,067                46
                                      ------              --------            ------
      Total                           $  107              $  4,949            $  401
                                      ======              ========            ======
  2000
    North American Property           $   14              $    439            $   53
    North American Casualty               51                 1,903               162
    International                         10                   669                51
    Finite Risk                           11                   557                49
                                      ------              --------            ------
      Total                           $   86              $  3,568            $  315
                                      ======              ========            ======
  1999
    North American Property           $   20              $    414            $   95
    North American Casualty               38                 1,821               140
    International                         18                   711               102
    Finite Risk                           11                   505                39
                                      ------              --------            ------
      Total                           $   87              $  3,451            $  376
                                      ======              ========            ======

                          THE ST. PAUL COMPANIES, INC.

                  REINSURANCE UNDERWRITING SEGMENT (PREDECESSOR)

               SCHEDULE III--SUPPLEMENTARY INSURANCE INFORMATION

                                 ($ IN MILLIONS)

                                             INSURANCE LOSSES
                                                 AND LOSS         AMORTIZATION OF     OTHER
                                  PREMIUMS      ADJUSTMENT      POLICY ACQUISITION  OPERATING    PREMIUMS
                                   EARNED        EXPENSES            EXPENSES        EXPENSES     WRITTEN
                                  --------   ----------------   ------------------  ---------    --------
2001
  North American Property         $    216        $   381             $    53        $    14     $    216
  North American Casualty              588            584                 190             29          667
  International                        242            289                  39             23          248
  Finite Risk                          547            668                  33             16          546
                                  --------        -------             -------        -------     --------
    Total                         $  1,593        $ 1,922             $   315        $    82     $  1,677
                                  ========        =======             =======        =======     ========
2000
  North American Property         $    204        $   133             $    55        $    17     $    170
  North American Casualty              319            261                 110             24          340
  International                        188            128                  38             32          145
  Finite Risk                          410            289                 133             15          418
                                  --------        -------             -------        -------     --------
    Total                         $  1,121        $   811             $   336        $    88     $  1,073
                                  ========        =======             =======        =======     ========
1999
  North American Property         $    196        $   153             $    58        $    13     $    207
  North American Casualty              245             61                  85             24          262
  International                        160            102                  47             32          160
  Finite Risk                          277            184                  30             13          284
                                  --------        -------             -------        -------     --------
    Total                         $    878        $   500             $   220        $    82     $    931
                                  ========        =======             =======        =======     ========

                          THE ST. PAUL COMPANIES, INC.

                  REINSURANCE UNDERWRITING SEGMENT (PREDECESSOR)

                             SCHEDULE IV--REINSURANCE
                   YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 ($ IN MILLIONS)

                                                                                                           PERCENTAGE
                                                                         ASSUMED FROM                       OF AMOUNT
                                        GROSS       CEDED TO OTHER           OTHER                         ASSUMED TO
                                       AMOUNT         COMPANIES            COMPANIES        NET AMOUNT          NET
                                       ------       --------------       ------------       ----------     ----------
INSURANCE PREMIUMS EARNED:
          2001                         $   --          $    172            $  1,765          $  1,593        110.8%
          2000                         $   --          $    260            $  1,381          $  1,121        123.2%
          1999                         $   --          $    314            $  1,192          $    878        135.8%

                          THE ST. PAUL COMPANIES, INC.

                  REINSURANCE UNDERWRITING SEGMENT (PREDECESSOR)

                  SCHEDULE V--VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 ($ IN MILLIONS)

                                                         CHARGED         ADDITIONS
                                                         TO COSTS        CHARGED TO
                                        BALANCE AT         AND             OTHER                               BALANCE AT
DESCRIPTION                         BEGINNING OF YEAR    EXPANSES         ACCOUNTS         DEDUCTIONS(1)      END OF YEAR
                                    -----------------    --------        ----------        -------------      -----------
2001
  Premiums receivable from
  underwriting activities                $   11.0           2.6              --                 0.5              $13.1
  Reinsurance                            $   11.5           6.9              --                  --              $18.4

2000
  Premiums receivable from
  underwriting activities                $    9.6           2.2              --                 0.8              $11.0
  Reinsurance                            $   11.2           0.3              --                  --              $11.5

1999
  Premiums receivable from
  underwriting activities                $    9.9           0.8              --                 1.1              $9.6
  Reinsurance                            $   12.7            --              --                 1.5              $11.2

------------------
(1) Deductions include write-offs of amounts determined to be uncollectible and unrealized foreign exchange gains and losses.

                                INDEX TO EXHIBITS

EXHIBIT
   NO                                               DESCRIPTION
-------  ---------------------------------------------------------------------------------------------------------------
    1    Form of Underwriting Agreement.**

    2    Form of Formation and Separation Agreement.*

  3.1    Memorandum of Association of Platinum Holdings.**

  3.2    Form of Restated Bye-Laws of Platinum Holdings.*

  4.1    Form of Certificate of the Common Shares, par value $0.01 per share, of Platinum Holdings. **

  5.1    Opinion of Conyers, Dill & Pearman.**

  8.1    Opinion of Sullivan & Cromwell as to certain tax matters.**

  8.2    Opinion of Conyers, Dill & Pearman as to certain tax matters.**

  8.3    Opinion of Slaughter and May as to certain tax matters.**

  8.4    Opinion of A. & L. Goodbody as to certain tax matters.**

 10.1    Employment Agreement between Jerome T. Fadden and The St. Paul Companies, Inc.**

 10.2    Letter Agreement between Steven H. Newman and The St. Paul Companies, Inc.**

 10.3    Employment Agreement between Michael D. Price and St. Paul Re., Inc.**

 10.4    Letter Agreement between Steven H. Newman and The St. Paul Companies Inc.**

 10.5    Form of Employee Benefits and Compensation Matters Agreement.**

 10.6    Form of Master Services Agreement.**

 10.7    Form of U.K. Master Services Agreement.**

 10.8    Form of Runoff Services Agreement.**

 10.9    Form of U.K. Runoff Services Agreement.**

10.10    Form of Transitional Trademark License Agreement.**

10.11    Form of Registration Rights Agreement.*

10.12    Form of Underwriting Management Agreement.**

10.13    Form of U.K. Underwriting Agency and Underwriting Management Agreement.**

10.14    Form of Assignment and Assumption Agreement.**

10.15    Form of Sub Lease Agreement.**

10.16    Form of Option Agreement.**

10.17    Form of 100% Quota Share Retrocession Agreement (Traditional).*

10.18    Form of 100% Quota Share Retrocession Agreement(Non-Traditional-D-1).*

10.19    Form of 100% Quota Share Retrocession Agreement (Non-Traditional-A).*

10.20    Form of 100% Quota Share Retrocession Agreement (Non-Traditional-B-1).*

10.21    Form of 100% Quota Share Retrocession Agreement (Non-Traditional-B-2).*

10.22    Form of 100% Quota Share Retrocession Agreement (Non-Traditional-C).*

10.23    Form of 100% Quota Share Retrocession Agreement (Non-Traditional-D-2).*

10.24    Form of 100% Quota Share Retrocession Agreement (Non-Traditional-D Stop Loss).*

10.25    Form of 100% Quota Share Retrocession Agreement (Non-Traditional-D Spread Loss).*

10.26    Form of 100% Quota Share Retrocession Agreement (Non-Traditional-D-3).*

10.27    Form of 100% Quota Share Retrocession Agreement (Non-Traditional-D-4).*

10.28    Form of 100% Quota Share Retrocession Agreement (Non-Traditional-E).*

10.29    Form of U.K. Business Transfer Agreement.**

10.30    Form of 100% Quota Share Retrocession Agreement (Traditional).*

10.31    Form of 100% Quota Share Retrocession Agreement (Non-traditional-A).*

10.32    Form of 100% Quota Share Retrocession Agreement (Non-traditional-B-1).*

10.33    Form of 364-Day Credit Agreement.**

10.34    Amendment to the Letter Agreement between Jerome T. Fadden and The St. Paul Companies, Inc.**

10.35    Amendment to the Letter Agreement between Steven H. Newman and The St. Paul Companies, Inc.**

10.36    Amendment to the Letter Agreement between Michael D. Price and The St. Paul Re., Inc.**

10.37    Form of Trust Agreement.**

10.38    Form of Trust Agreement.**

10.39    Form of Trust Agreement.**

10.40    Employment Agreement between William A. Robbie and St. Paul Re, Inc.**

10.41    Employment Agreement between Michael E. Lombardozzi and St. Paul Re, Inc.**

10.42    Amendment to the Employment Agreement between William A. Robbie and St. Paul Re, Inc.**

10.43    Amendment to the Employment Agreement between Michael E. Lombardozzi and St. Paul Re, Inc.**

10.44    Investment Agreement by and among Platinum Underwriters Holdings, Ltd., The St. Paul Companies, Inc., and RenaissanceRe
         Holdings. Ltd.

10.45    Form Of Transfer Restrictions, Registration Rights and Standstill Agreement (included in Exhibit 10.44).

10.46    Form of RenaissanceRe Option Agreement (included in Exhibit 10.44).

10.47    Form of Services and Capacity Reservation Agreement (included in Exhibit 10.44).

   21    Subsidiaries of Platinum Holdings.**

 23.1    Consent of KPMG LLP.

 23.2    Consent of Conyers, Dill & Pearman (included in Exhibit 5.1).**

 23.3    Consent of Sullivan & Cromwell (included in Exhibit 8.1).**

 23.4    Consent of Conyers, Dill & Pearman (included in Exhibit 8.2).**

 23.5    Consent of Slaughter and May (included in Exhibit 8.3).**

 23.6    Consent of A. & L. Goodbody (included in Exhibit 8.4).**

   24    Power of Attorney (included on the signature page of Amendment No.3 to the Registration Statement).**

 99.1    Consent of Jay S. Fishman.**

 99.2    Consent of Steven H. Newman.**

 99.3    Consent of H. Furlong Baldwin.**

 99.4    Consent of Peter T. Pruitt.**

 99.5    Consent of Jonathan F. Bank.**

 99.6    Consent of Dan R. Carmichael.**

 99.7    Registration of Charles G.R. Collis.**

 99.8    Registration of David J. Doyle.**

-------------------------
*      To be filed by amendment.

**     Filed previously.

                                                                       EXHIBIT E

                         Formation Agreement Amendment

            SECTION 13.16 Transition Expenses. St. Paul agrees to reimburse the Company for up to $4,500,000 of expenses of the type referenced in correspondence from St. Paul to the Company as of the date hereof, incurred by the Company or any of its Post-Closing Subsidiaries in connection with its first year of operations following the Closing. Such reimbursements are payable within 10 Business Days following receipt by St. Paul from the Company of documentation reasonably satisfactory to St. Paul evidencing the Company's payment of any such expenses.


                                     E-E-1

                                                                       EXHIBIT F

                        Quota Share Agreement Amendments

Article 1 of the Quota Share Agreements numbered 10, 11, 12, 20, 21, 22, 23, 24, 25, 26, 27, 28, 29, 30 and 3 1 as referenced on Schedule 2. 12 of the Investment Agreement (the "Selected Quota Share Agreements") shall include the following paragraph as the final paragraph in Article 1, and Sections 4.01, 4.02 and 4.03, of the Selected Quota Share Agreements shall be replaced in their entirety with the following Sections 4.01, 4.02 and 4.03:

Notwithstanding the foregoing, Retrocedant will retain all liabilities arising under any Reinsurance Contract relating to or emanating from each of (x) the losses caused by the European Floods in August 2002, and (y) any named storm(s) in existence as of the Effective Time which cause insured damage within 10 days of the Effective Date (collectively, the "EXCLUDED LIABILITIES"), and such liabilities shall not be subject to this Agreement.

                                   ARTICLE IV

                      PREMIUMS AND ADDITIONAL CONSIDERATION

            SECTION 4.01 (Retrospective) Coverage Period -- Premium.

      (a) On the Effective Date, in respect of the Section A (Retrospective) Coverage Period, Retrocedant shall pay to the account of Retrocessionaire an aggregate amount representing the sum of all amounts related and specifically allocated to each individual Class of Business (the "Initial Section A Premium") equal to one hundred percent (100%) of the carrying value on the books of the Retrocedant as of September 30, 2002, of the aggregate of all Loss Reserves relating to the Reinsurance Contracts, determined in accordance with statutory accounting principles on a basis consistent in all material respects with the methods, principles, practices and policies employed in the preparation and presentation of Retrocedant's annual statutory financial statement as of December 31, 2001 as filed with the Minnesota Department of Commerce
(consistent with the methods, principles, practices and policies applied at June 30, 2002) and as submitted to The St. Paul, provided, that in no event shall such amount be less than Retrocedant's good faith estimate, based upon due investigation by the Retrocedant, as of the date at which such calculation is being made, of all Loss Reserves relating to the Reinsurance Contracts by applicable Class of Business that would be required (i) in order for such reserves to be in full compliance with customary practices and procedures of Retrocedant for filings and financial statements as of September 30, 2002, and
(ii) to cause such reserves to bear a reasonable relationship to the events, conditions, contingencies and risks which are the bases for such reserves, to the extent known by Retrocedant at the time of such calculation.

      (b) On the 90th day following the Effective Date (or if such 90th day is not a business day, the first business day following such 90th day), Retrocedant shall prepare and deliver to Retrocessionaire an accounting (the "Proposed Loss Reserve Accounting") of all Loss Reserves relating to the Reinsurance Contracts, as of the Effective Date, determined in accordance with this Section 4.01 (the "Final Section A Premium") and taking into consideration all relevant data


                                      E-F-1
becoming available to Retrocedant subsequent to the Effective Date. In the event the Final Section A Premium for any individual Class of Business is greater than the Initial Section A Premium for such individual Class of Business, Retrocedant shall promptly pay to the account of Retrocessionaire the difference plus interest on such amount at the Applicable Rate (as defined below) from and including the Effective Date to and including the date of such payment. In no event shall the Final Section A Premium for any individual Class of Business be lower than the Initial Section A Premium for such Class of Business. "Class of Business" shall be defined as each individual class or line of business as delineated by the Retrocedant in the transaction evaluation materials provided by the Retrocedant to the Retrocessionaire related to the evaluation of Retrocedant's business and reserves.

      (c) In the event that a reinsurance contract is not included in one of the classes set forth in Exhibit A-1, but is deemed to be a Reinsurance Contract by the mutual agreement of the parties, the parties shall determine whether the Final Section A Premium reflected one hundred percent of the associated reserves with respect to such Reinsurance Contract as of the Effective Date. If the Final Section A Premium did not so reflect such associated reserves with respect to such Reinsurance Contract as of the Effective Date, Retrocedant shall promptly pay to the account of Retrocessionaire an amount equal to the amount that should have been included in the Final Section A Premium, as determined pursuant to paragraph (b) of this Section 4.01, less any amounts paid by Retrocedant on or after the Effective Date pursuant to such Reinsurance Contract relating to such reserves, plus interest on such amount at the Applicable Rate calculated from and including the Effective Date to and including the date of such payment to Retrocessionaire.

SECTION 4.02 (Prospective) Coverage Period-- Premiums.

      (a) On the Effective Date, in respect of the Section B (Prospective) Coverage Period, Retrocedant shall transfer to Retrocessionaire an aggregate amount representing the sum of all amounts related and specifically allocated to each individual Class of Business (the "Initial Section B Premium") equal to the carrying value on the books of Retrocedant as of September 30, 2002, of one hundred percent (100%) of the unearned premium reserves, net of Inuring Retrocession premium, relating to the Reinsurance Contracts, determined in accordance with statutory accounting principles on a basis consistent in all material respects with the methods, principles, practices and policies employed in the preparation and presentation of Retrocedant's annual statutory financial statement as of December 31, 2001 as filed with the Minnesota Department of Commerce (consistent with the methods, principles, practices and policies applied at June 30, 2002) and as submitted to The St. Paul, less the applicable Ceding Commission, as defined below.

      (b) On the 90th day following the Effective Date (or if such 90th day is not a business day, the first business day following such 90th day), Retrocedant shall prepare and deliver to Retrocessionaire an accounting (the "Proposed Premium Reserve Accounting", together with the Proposed Loss Reserve Accounting, the "Proposed Accounting") of all unearned premium reserves relating to the Reinsurance Contracts, as of the Effective Date, determined in accordance with statutory accounting principles on a basis consistent in all material respects with the methods, principles, practices and policies employed in the preparation and presentation of Retrocedant's annual statutory financial statement as of December 31, 2001 as filed with the


                                     E-F-2

Minnesota Department of Commerce (consistent with the methods, principles, practices and policies applied at June 30, 2002) and as submitted to The
St. Paul relating to the Reinsurance Contracts, net of the applicable Ceding Commission and retrocession premium under the Inuring Retrocessions (the "Final Section B Premium"). In the event the Final Section B Premium for any individual Class of Business is greater than the Initial Section B Premium for such individual Class of Business, Retrocedant shall promptly pay to the account of Retrocessionaire the difference plus interest on such amount at the Applicable Rate from and including the Effective Date to and including the date of such payment. In the event the Initial Section B Premium for any individual Class of Business is greater than the Final Section B Premium for such individual Class of Business, Retrocessionaire shall promptly pay to the account of Retrocedant the difference plus interest on such amount at the Applicable Rate from and including the Effective Date to and including the date of such payment.

      (c) Notwithstanding the foregoing, the parties agree that all gross estimated premiums written prior to the Effective Date and earned but not yet billed, net of applicable ceding commission and retrocession premium ("EBUB", and also referred to as "estimated premiums receivable" or "EBNR" or "earned but unbilled") as of the Effective Time and relating to the Reinsurance Contracts, as determined on or before _____, 2002, as set forth in Exhibit C, in a manner consistent with Retrocedant's customary practices and procedures and as submitted to The St. Paul, shall be allocated to Retrocedant. All payments received after the Effective Time by Retrocedant or Retrocessionaire in respect of EBUB as of the Effective Time shall be retained by Retrocedant or held on trust for and paid by Retrocessionaire to or to the order of Retrocedant, and all rights to collect such amounts shall be retained by or transferred to Retrocedant. Any changes made on or after the Effective Time as to the amount of EBUB as of the Effective Time shall be for the account of Retrocessionaire and shall not affect the amount retained by Retrocedant. The parties agree that as of the first anniversary of the date hereof, Retrocessionaire shall pay to Retrocedant the difference, if any, between the amount of EBUB as of the Effective Time and the aggregate amount paid to and/or retained by Retrocedant prior to that date with respect to EBUB as of the Effective Time. All amounts, if any, in respect of EBUB which are in excess of EBUB as of the Effective
Time, calculated pursuant to the first sentence of this Section 4.02(c), shall be for the account of Retrocessionaire and no such amounts shall be retained by or payable to Retrocedant.

      (d) Retrocedant shall transfer to Retrocessionaire with respect to all Reinsurance Contracts, one hundred percent (100%) of all gross premiums written on or after the Effective Time, net of premium returns, allowances and cancellations and less any applicable Ceding Commission and retrocession premium under the Inuring Retrocessions; provided, however, that Retrocedant shall retain all gross premiums written on or after the Effective Time attributable to losses arising from the Excluded Liabilities, including but not limited to adjusted premiums, portions of reinstatement premiums and other adjustments attributable to such losses.

      SECTION 4.03 DISPUTE RESOLUTION.

      (a) After receipt of the Proposed Accounting, together with the work papers used in preparation thereof, Retrocessionaire shall have 30 days (the "Review Period") to review such Proposed Accounting. Unless Retrocessionaire delivers written notice to Retrocedant on or prior to the 30th day of the Review Period stating that it has material objections to the Proposed


                                     E-F-3

Accounting for one or more Classes of Business, Retrocessionaire shall be deemed to have accepted and agreed to the Proposed Accounting. If Retrocessionaire so notifies Retrocedant of any material objection(s) to the Proposed Accounting, the parties shall in good faith attempt to resolve, within 30 days (or such longer period as the parties may agree) following such notice (the "Resolution Period"), their differences with respect to such material objections related to any Class of Business so identified. Retrocedant and Retrocessionaire agree that only those Classes of Business to which such notification relates shall be subject to adjustment, and any resolution by them as to any disputed amounts, as evidenced by a writing signed by both parties, shall be final, binding and conclusive.

      (b) Any amount remaining in dispute at the conclusion of the Resolution Period ("Unresolved Changes") shall be submitted to arbitration. One arbiter (each arbiter, an "Arbiter") shall be chosen by Retrocedant, the other by Retrocessionaire, and an umpire (the "Umpire") shall be chosen by the two Arbiters before they enter upon arbitration. In the event that either party should fail to choose an Arbiter within 30 days following a written request by the other party to do so, the requesting party may choose two Arbiters, but only after providing 10 days' written notice of its intention to do so and only if such other party has failed to appoint an Arbiter within such 10 day period. The two Arbiters shall in turn choose an Umpire who shall act as the Umpire and preside over the hearing. If the two Arbiters fail to agree upon the selection of an Umpire within 30 days after notification of the appointment of the second Arbiter, the selection of the Umpire shall be made by the American Arbitration Association. All Arbiters and Umpires shall be active or retired disinterested property/casualty actuaries of insurance or reinsurance companies or Lloyd's of London Underwriters.

      (c) Each party shall present its case to the Arbiters within 30 days following the date of appointment of the Umpire, unless the parties mutually agree to an extension of time. Subject to the provisions of paragraph (f) of this Section 4.03, the decision of the Arbiters shall be final and binding on both parties; but failing to agree, they shall call in the Umpire and the decision of the majority shall be final and binding upon both parties. Judgment upon the final decision of the Arbiters may be entered in any court of competent jurisdiction.

      (d) Each party shall bear the expense of its own Arbiter, and shall jointly and equally bear with the other the expense of the Umpire and of the arbitration unless otherwise directed by the Arbiters.

      (e) Any arbitration proceedings shall take place in New York, New York unless the parties agree otherwise.

      (f) Once the Proposed Accounting has been finalized in accordance with the above process, the Final Section A Premium and the Final Section B Premium amounts shall be as set forth in the Proposed Accounting, as determined by the Arbiters, if applicable (the "Arbitrated Final Section A Premium" and/or "Arbitrated Final Section B Premium", as the case may be); provided, that in no event shall the Arbitrated Final Section A Premium for any individual Class of Business be lower than the Proposed Loss Reserve Account of Final Section A Premium for such Class of Business. In the event the sum of the Arbitrated
Final Section A Premium and the Arbitrated Final Section B Premium amounts (determined in accordance with the first sentence of this Section 4.03(f)) is greater than the amount paid by Retrocedant to Retrocessionaire on the


                                      E-F-4

Effective Date, Retrocedant shall promptly pay to the account of Retrocessionaire the difference plus interest on such amount at the Applicable Rate from and including the Effective Date to and including the date of such payment. In the event the sum of such amounts (determined in accordance with the first sentence of this Section 4.03(f)) is lower than the amount paid by Retrocedant to Retrocessionaire on the Effective Date, Retrocessionaire shall promptly pay to the account of Retrocedant the difference plus interest on such amount at the Applicable Rate from the Effective Date to the date of such payment.

      (g) It is understood that the dispute resolution provisions set forth in this Section 4.03 represent the exclusive remedy for disputes arising between the parties with respect to the Proposed Accounting and that the dispute mechanisms set forth in Article XV shall be the exclusive remedy for all disputes not relating to the Proposed Accounting.


                                      E-F-5

                                                                    Schedule 2.7

                         Platinum Governmental Consents

Maryland Insurance Administration Consent to Change of Control, Name Change, Additional Business Lines (including, without limitation, accident and health insurance), and the Ancillary Agreements to which Platinum Underwriters Reinsurance, Inc. is a Party.

Bermuda Class 4 Insurance License.

New York Insurance License.

                                                                   Schedule 2.12

                            Intercompany Agreements

                               Index of Agreements
                 Between St. Paul Entities and Platinum Entities

                                                                                                  Version
     No.                               Agreement                                        Version     Date    Date Sent
     ---                               ---------                                        -------   --------  ---------

      1     Formation and Separation Agreement between The St. Paul Companies,            49      9/20/02    9/20/02
            Inc. and Platinum Underwriters Holdings, Ltd. dated as of September
            23, 2002 (blackline)

      2     Master Services Agreement between The St. Paul Companies, Inc. and            25      9/17/02    9/17/02
            Platinum Underwriters Holdings, Ltd. (blackline)

      3     Run-Off Services Agreement between Platinum Underwriters Reinsurance,         27      9/16/02    9/17/02
            Inc. and St. Paul Fire and Marine Insurance Company (blackline)

      4     Option Agreement between Platinum Underwriters Holdings, Ltd. and The         27                 9/17/02
            St. Paul Companies, Inc., dated as of September 27, 2002 (blackline)

      5     Registration Rights Agreement between The St. Paul Companies, Inc. and        21      9/17/02    9/17/02
            Platinum Underwriters Holdings, Ltd., dated as of September 27, 2002
            (blackline)

      6     Business Transfer Agreement between St. Paul Reinsurance Company              10      9/12/02    9/18/02
            Limited, Platinum RE (UK) Limited, and St Paul Management Limited
            (blackline)

      7     UK Underwriting Agency and Underwriting Management Agreement between
            St. Paul Reinsurance Company Limited and Platinum RE (UK) Limited              8       9/1/02    9/17/02

      8     UK Run-off Services Agreement between St. Paul Reinsurance Company             6       9/1/02    9/17/02
            Limited and Platinum RE (UK) Limited

      9     UK Master Services Agreement between St. Paul Reinsurance Company              6       9/1/02    9/17/02
            Limited and Platinum RE (UK) Limited

      10    UK Traditional Quota Share by and between St. Paul Reinsurance Company         8       9/4/02    9/18/02
            Limited (Retrocedant) and Platinum Underwriters Reinsurance Inc.
            (Retrocessionaire) (blackline)

      11    UK Non-Traditional Quota Share Form A by and between St. Paul                 11      9/04/02    9/17/02
            Reinsurance Company Limited (Retrocedant) and Platinum Underwriters
            ReinsuranceInc. (Retrocessionaire) (blackline)

      12    UK Non-Traditional Quota Share Form B by and between St. Paul                  8      9/04/02    9/17/02
            Reinsurance Company Limited (Retrocedant) and Platinum
            Underwriters Reinsurance Inc. (Retrocessionaire) (blackline)

      13    Assignment and Assumption Agreement by and among WHCHC Real Estate             4      8/27/02    8/29/02
            Limited Partnership, St. Paul Re, Inc. and Platinum Underwriters
            Reinsurance, Inc. (Schaumburg, 11)

      14    Sublease Agreement between Platinum Underwriters Reinsurance, Inc.             8      8/27/02    8/29/02
            and St. Paul Re, Inc. (NY)

      15    Employee Benefits and Compensation                                            18      9/17/02    9/17/02
            Matters Agreement between The St. Paul Companies, Inc. and Platinum
            Underwriters Reinsurance, Inc. (blackline)

      16    Underwriting Management Agreement between St. Paul Fire and Marine            17      8/27/02    8/29/02
            Insurance Company and Platinum Underwriters Reinsurance, Inc.

      17    Transitional Trademark License Agreement between The St. Paul                 18      8/27/02    8/29/02
            Companies, Inc. and Platinum Underwriters Holdings, Ltd.

      18    Trust Agreement with Fire and Marine among Platinum Underwriters               6      7/1/02     8/29/02
            Reinsurance, Inc., St. Paul Fire and Marine Insurance Company, and
            (unnamed trustee bank)

      19    Trust Agreement with Mountain Ridge among Platinum Underwriters                3      7/1/02     8/29/02
            Reinsurance, Inc., Mountain Ridge Insurance Company, and (unnamed trustee bank)

      20    One hundred percent quota share retrocession agreement (traditional)          40      9/19/02    9/19/02
            between Fire & Marine and USF&G Family (blackline)

      21    One hundred percent quota share retrocession agreement                        18      9/4/02     9/17/02
            (non-traditional -- A) between Fire & Marine and Platinum US
            (blackline)

      22    One hundred percent quota share retrocession agreement                        15      9/5/02     9/17/02
            (non-traditional -- B-1) between Fire & Marine and Platinum US
            (blackline)

      23    One hundred percent quota share retrocession agreement                        13      9/5/02     9/17/02
            (non-traditional -- B-2) between Fire & Marine and Platinum US
            (blackline)

      24    One hundred percent quota share retrocession agreement                        15      9/5/02     9/17/02
            (non-traditional -- C) between Fire & Marine and Platinum US
            (blackline)

      25    One hundred percent quota share retrocession agreement                        13      9/4/02     9/17/02
            (non-traditional -- D-1) between Mountain Ridge and Platinum US
            (blackline)

      26    One hundred percent quota share retrocession agreement                        17      9/5/02     9/17/02
            (non-traditional -- D-2) between Mountain Ridge and Platinum US
            (blackline)

      27    One hundred percent quota share retrocession agreement                        15      9/5/02     9/17/02
            (non-traditional -- D-3) between Fire & Marine and Platinum US
            (blackline)

      28    One hundred percent quota share retrocession agreement                        14      9/5/02     9/17/02
            (non-traditional -- D-4) between Fire & Marine and Platinum US
            (blackline)

      29    One hundred percent quota share retrocession agreement                        14      9/5/02     9/17/02
            (non-traditional -- D-Stop Loss) between Mountain Ridge and Platinum
            US (blackline)

      30    One hundred percent quota share retrocession agreement                        16      9/5/02     9/18/02
            (non-traditional -- D-Spread Loss) between Fire & Marine and Platinum
            US (blackline)

      31    One hundred percent quota share retrocession agreement                        13      9/5/02     9/17/02
            (non-traditional -- E) between Fire & Marine and Platinum US
            (blackline)

      32    Assignment and Assumption Agreement by and among Metropolitan Life             6      8/27/02    9/19/02
            Insurance Company, St. Paul Re, Inc. and Platinum Underwriters
            Reinsurance, Inc. (Miami, FL)

                                                                    Schedule 3.3

                         St. Paul Governmental Consents

Maryland Insurance Administration Consent to Change of Control, Name Change, Additional Business Lines (including, without limitation, accident and health insurance), and the Ancillary Agreements to which Platinum Underwriting Reinsurance, Inc. is a Party.

                                                                    Schedule 4.4

RenRe Governmental Consents

Maryland Insurance Administration consent to Disclaimer of Affiliation and Control to be filed by Purchaser.

Controlling Person Application to Financial Services Authority ("FSA") if required by the FSA.

Schedule 9.1

                                   Termination

The Investment Agreement may be terminated by any party by written notice to the others if (i) the Company has not commenced a road-show presentation by October 25, 2002 or (ii) the IPO is not consummated by November 8, 2002.

The Investment Agreement may be terminated at any time after 5:00 p.m. EST on October 15, 2002, by St. Paul in its sole discretion, if any required regulatory approval, consent or acceptance with respect to the Purchaser's purchase of Shares shall not have been obtained as of such time, provided, that the Company shall also have reasonably determines that it is more likely than not that such regulatory approvals will not be obtained before November 1, 2002.